Form 20-F
period 2008-06-30
Sims Metal Management Ltd
filed 2008-12-10
CIK 928366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2008
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report
Commission file number: 001-33983

SIMS METAL MANAGEMENT LIMITED
(Exact name of Registrant as specified in its charter)

Victoria, Australia
(Jurisdiction of incorporation or organization)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive offices)
Frank M. Moratti, Company Secretary and Legal Counsel
(61 2) 9956-9100; Frank.Moratti@simsmm.com
Sir Joseph Banks Corporate Park
Suite 3, Level 2, 32-34 Lord Street
Botany, NSW 2019, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares American Depositary Shares, each representing one ordinary share	New York Stock Exchange* New York Stock Exchange
* Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2008:
180,525,637 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☑No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐Item 17      ☐Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

EXPLANATORY NOTE
          Sims Metal Management Limited is a corporation incorporated in the State of Victoria, Australia. In this annual report, references to “we,” “us,” “our,” “the Group,” “Company,” “company” or “Sims” means Sims Metal Management Limited and its consolidated subsidiaries.
          Sims presents its consolidated financial statements in Australian dollars. In this annual report, references to “A$” are to the Australian dollar and references to “US$” are to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. References to a particular “fiscal” year are to our fiscal year ended June 30 of such year. References to years not specified as being fiscal years are to calendar years.
          Our principal executive offices are located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and our telephone number is (212) 604-0710. Our registered office is located at Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32–34 Lord Street, Botany, New South Wales, Australia, 2019. The telephone number of the registered office is (61 2) 8113 1600.
          On March 14, 2008, we acquired Metal Management, Inc., or Metal Management, through a merger transaction in which the stockholders of Metal Management received American depositary shares, or ADSs, representing the ordinary shares of Sims. Where this annual report provides information for dates prior to March 14, 2008, such information does not include the historical information of Metal Management.
          We maintain an Internet website at www.simsmm.com. None of the information contained on our website, or on any other website linked to our website, will be incorporated in this annual report by reference or otherwise be deemed to be a part of this annual report.
FORWARD LOOKING STATEMENTS
          This annual report contains a number of forward-looking statements, including statements about our financial conditions, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “seek” and other similar words and expressions.
          The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth in this annual report under the caption “Risk Factors.”
          Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report.
          Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following factors:
•	current disruption in credit markets;

•	cyclicality and volatility in the metal recycling industry;

•	exposure to changes in commodity prices, currency exchange rates and interest rates;

•	loss of export sales and increased competition from containerized recycled metal exports;

•	exposure to customer credit risks;

•	availability of adequate sources of material supply;

•	failures to comply with or other liabilities incurred pursuant to applicable laws, including applicable environmental laws;

•	the loss of senior executive employees or managers;

•	labor problems;

•	costs and risks associated with defined benefit pension plans and other employee benefits;

•	goodwill impairment and other financial and accounting issues;

•	compliance costs and other risks relating to internal control over financial reporting;

•	existing and future litigation; and

•	the risks of global operations, including international hostilities.
          All subsequent written and oral forward-looking statements related to the information contained in this annual report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
A. Selected financial data
          A detailed description of our business can be found in “Item 4 — Information on the Company.”
Selected Financial Data
          Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. The foregoing accounting standards are referred to collectively in this annual report as IFRS. The selected consolidated income statement data for the fiscal years ended June 30, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 below are derived from our audited consolidated financial statements prepared in accordance with IFRS, which are included elsewhere in this annual report. The selected consolidated income statement data for fiscal 2005 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 are derived from our audited consolidated financial statements prepared in accordance with IFRS, which are not included in this annual report.
          Prior to July 1, 2005, we prepared our consolidated financial statements in accordance with Australian generally accepted accounting principles. Our financial information as of and for the fiscal year ended June 30, 2005 contained herein has been restated in accordance with IFRS. However, we were not required to restate our financial information as of any date or for any period prior to June 30, 2005 in IFRS and, accordingly, no such earlier IFRS financial information is contained herein.
          In reading the selected historical financial data, please note that on March 14, 2008, we acquired Metal Management and its results are included only for the final 3.5 months in fiscal 2008. See “Item 5 — Operating and Financial Review and Prospects” for additional information regarding the impact of the Metal Management acquisition.

	As of and for the fiscal years ended June 30,
	2008	2007	2006	2005
	A$	A$	A$	A$
	(in thousands, except per share data)
Income Statement data in accordance with IFRS:
Revenue from continuing operations	7,670,536	5,550,897	3,754,509	2,565,603
Profit before income tax	651,830	356,165	270,864	283,664
Profit attributable to members of Sims	433,162	239,352	186,369	195,662
Basic earnings per share (cents)	306.0	191.6	165.1	214.8
Diluted earnings per share (cents)	303.0	190.5	164.6	214.6

Weighted average number of shares outstanding (in thousands)	141,574	124,916	112,857	91,086
Weighted average number of diluted shares outstanding (in thousands)	142,949	125,620	113,193	91,180

Balance Sheet data in accordance with IFRS:
Total current assets	2,014,457	792,820	711,641	411,158
Total assets	4,816,972	2,199,078	1,252,540	899,815
Total current liabilities	1,125,990	439,586	386,239	229,572
Borrowings	496,633	341,326	301,459	98,946
Total liabilities	1,854,884	919,648	779,102	383,658
Total equity	2,962,088	1,279,430	1,196,766	517,526
Exchange Rate Data
          For the periods indicated, the following table sets forth information concerning the exchange rate between the U.S. dollar and the Australian dollar. The data is expressed in U.S. dollars per Australian dollar and are based on noon buying rates published by the Federal Reserve Bank of New York for the Australian dollar. The average rate for a year means the average of the exchange rates on the last day of each month during that year. The average rate for a month means the average of the daily exchange rates during that month.

	Period	Average	Highest	Lowest
	end Rate	Rate	Rate	Rate
For the year ended June 30:
2008	0.9562	0.9042	0.9644	0.7860
2007	0.8491	0.7925	0.8491	0.7407
2006	0.7423	0.7472	0.7781	0.7056
2005	0.7618	0.7568	0.7974	0.6880
2004	0.6952	0.7155	0.7979	0.6390
For the month ended:
November 2008	0.6546	0.6591	0.7005	0.6191
October 2008	0.6574	0.6871	0.7937	0.6073
September 2008	0.7904	0.8168	0.8441	0.7831
August 2008	0.8563	0.8815	0.9317	0.8553
July 2008	0.9415	0.9620	0.9797	0.9415
June 2008	0.9562	0.9511	0.9610	0.9342
May 2008	0.9551	0.9492	0.9644	0.9338

Dividends
          For fiscal 2008, an interim dividend of A$0.55 per share was determined by our Board of Directors, or Board, in February 2008 and was paid in April 2008. A final dividend of A$0.75 per share, comprising an ordinary dividend of A$0.65 per share and a special dividend of A$0.10 per share, was determined by our Board in August 2008 and paid in October 2008.
          The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated.

Fiscal year ended	Interim	Final	Special	Total
	(in A$ per share)
June 30, 2008	0.55	0.65	0.10	1.30
June 30, 2007	0.60	0.60	—	1.20
June 30, 2006	0.45	0.60	—	1.05
June 30, 2005	0.70	0.70	0.20	1.60
June 30, 2004	0.26	0.60	—	0.86
          We presently expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our net income, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of net income.
          Cash dividends are paid in Australian dollars. Fluctuations in the exchange rate between the Australian dollar and U.S. dollar will affect the U.S. dollar amounts received by holders of Sims ADSs upon conversion of the dividends into U.S. dollars.
B. Capitalization and Indebtedness
          Not applicable.
C. Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
          Set forth below are risks that we believe may be material to our business operations. Additional risks and uncertainties that are presently unknown or deemed to be immaterial may also adversely affect our business operations.
The current unprecedented disruptions in the credit and equity markets worldwide may impede or prevent our access to the capital markets for additional funding to expand or operate our business and may affect the availability or cost of borrowing under our existing or future credit facilities. Additionally, we believe the disruptions in the credit markets have contributed to rapidly falling commodity prices, which have had an adverse impact on our revenues and results of operations.
          The credit and equity markets of both mature and developing economies have experienced extraordinary volatility, asset erosion and uncertainty in the last several months, leading to governmental intervention in the banking sector in the U.S. and abroad on an unprecedented scale. Until these market disruptions diminish, we may not be able to access the capital markets to obtain funding needed for expansion or operation of our business in furtherance of our strategic plan. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our credit facilities. If we are unable to obtain needed capital in this manner on terms acceptable to us, we may have to limit our growth initiatives or take other actions that could adversely affect our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by a general economic slowdown or recession in the U.S., the United Kingdom and other countries.
          The U.S. and United Kingdom economies and the economies of other key industrialized countries currently are characterized by reduced economic activity (including, in some cases, recession), increased unemployment and substantial uncertainty about their financial services markets. Some of our customers have announced curtailments of production due to lesser demand, which has adversely affected the demand for our products. Continuation or worsening of the current economic conditions, a prolonged global or U.S. economic recession or other events that could produce major changes in demand for our products could have a material adverse effect on our results of operations and financial condition. We are not able to predict the impact of the current global financial and credit crisis will have on our operations and the industry in general going forward.
The metal recycling industry has historically been, and is expected to remain, highly cyclical and demand from individual export markets, which are important to us, is volatile and we believe the regions in which we operate are currently, or will soon be, in recession and the downturn could be severe.
          The operating results of the metal recycling industry, in general, have historically been, and are expected to remain, highly cyclical in nature and our operations, specifically, are expected to be highly cyclical in nature. Our results from operations will tend to reflect, and be amplified by, changes to general economic conditions in the world. Historically, in periods of recession or periods of slowing economic growth, the results from operations of metal recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum, and it would be expected that, during such periods, there would be significant fluctuations in demand and pricing for our products. Economic downturns will likely materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns or recessions in the future will depend, in part, on our level of capital and liquidity at the time. Our business may also be adversely affected by increases in steel imports into the United States or other significant market regions, such as Australia, the United Kingdom and New Zealand, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, our business could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal. If metal markets weaken and we are unable to reduce costs commensurately, we could experience a material decline in earnings. A material decline in earnings could negatively affect cash flows and capitalization and the market price for our ordinary shares and our ADSs.
We are subject to significant risks relating to changes in commodity prices, currency exchange rates and interest rates, and may not be able to effectively protect against these risks.
          We are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond our control. In an increasing price environment for raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for processed recycled metal, we may not have the ability to fully recoup the cost of raw materials that we procure, process and sell to our customers. New entrants into our markets could result in higher purchase prices for raw materials and lower margins from our recycled metal. We are unable to hedge positions in certain commodities, such as recycled ferrous metal, where no established futures market exists. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could materially adversely impact our operating and financial performance. We operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any one time, this global trading business may have a material number of “open” or at risk trading positions. To the extent that markets move in an adverse direction and we have not hedged our position, this will have an adverse impact on profitability. Since September 2008, there has been a precipitous decline in commodity prices which required us to adjust our inventory to net realizable value. In September 2008, we recorded inventory write-downs of approximately A$70 million. Additional provisions may be required in the future if commodity prices continue to decline or if orders we intend to ship are cancelled or subject to renegotiation.
          As a company that operates in many countries, we are also exposed to movements in currency exchange rates, the impact of which cannot be reliably predicted. We report our financial results in Australian dollars; however, we have significant assets, liabilities and earnings denominated in currencies other than Australian dollars, in particular U.S. dollars, British pounds and euros. These assets, liabilities and earnings, therefore, are exposed to fluctuations in exchange rates between these currencies and the Australian dollar. Currency exchange rates have been extremely volatile in recent periods. In addition, all of our borrowings have variable interest rates. It may not be possible for us to effectively hedge against changes in interest rates at all or on an economically reasonable basis. Increases in interest rates could materially increase our borrowing costs and could have a material adverse effect on our results of operations and financial condition.
The loss of export sales could adversely affect our results of operations and financial condition.
          A significant portion of our recycled metal sales is exported to markets outside of Australia, the U.S. and the United Kingdom, with significant sales to customers in China, Turkey, India, Malaysia and other markets. If sales to these markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it would materially adversely affect our results of operations and financial condition. We believe the current credit crisis is limiting our customers’ ability to place orders for our products. Other risks associated with our export business include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, changes in currency exchange rates applicable to the U.S. dollar, Australian dollar and the currencies of other countries in which we operate, purchases or exports recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on our results of operations and financial condition.
We are subject to competition from containerized recycled metal exports which negatively affects our port operations and marketing programs.
          We generate a significant proportion of our earnings from the export of recycled metal. In 2007, but to a lesser degree in 2008, there has been a significant increase in the number of empty containers at ports in the United States, Australia, the United Kingdom and elsewhere which may be used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators, principally in the United States, have taken advantage of this situation by exporting significant quantities of recycled metal in containers in competition with us. The increasing competition from containerized recycled metal exports may reduce our export gross margin on sales or volumes and, accordingly, may have a material adverse effect on our results of operations and financial condition.
The termination of material customer contracts could have a material adverse effect on our results of operations and financial condition.
          We generally do not enter into long-term contracts with our customers. In addition, certain of our customers have in the past sought to terminate or modify their contracts on short notice without the payment of monetary penalties or incurring other penalties. The loss of significant customers, deterioration in the financial condition of significant customers, or the termination or modification of material customer contracts could have a material adverse effect on our results of operations and financial condition.

          In October 2008, we experienced a dramatic reduction in demand for both ferrous and non-ferrous scrap metal in part attributable to weakening economies and in some cases due to reactions by consumers to falling commodity prices. In some cases, we have had to renegotiate existing contracts due to the precipitous decline in commodity prices. In other cases, certain customers have expressed an intention to renege on their contracts altogether.
Potential credit losses from significant customers could adversely affect our results of operations and financial condition.
          In connection with the sale of products, we generally do not require collateral as security for customer receivables nor do we typically purchase credit insurance. We may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collection of those receivables. We sell scrap metals to steel mills and other consumers which may have difficulty refinancing maturing obligations because of the current credit crisis. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.
We rely in part on lines of credit from commercial banks to finance our operations, and our results of operations and financial condition would be materially adversely affected if we are unable to continue to have access to bank financing on acceptable terms.
          We currently maintain unsecured credit facilities provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation or WBC, Bank of America Corporation, or BOA and certain other lenders. These credit facilities have maturity dates from 2009 through 2010. The lending relationships are generally long standing and typically have been extended in the ordinary course, but recognizing the circumstances of the evolving global credit crisis, no assurance can be provided in this regard. As of June 30, 2008, the total amount available under these facilities was approximately A$1.1 billion of which approximately A$496.6 million was outstanding, resulting in approximately A$569 million of additional borrowing availability under the facilities. At June 30, 2008, we also had cash balances of approximately A$133.5 million. If these banking institutions were to fail or otherwise become unable or unwilling to satisfy its obligations to us under our credit agreements, it would have a material adverse effect on our results of operations and financial condition. Furthermore, the credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the lender and, thus, may have a material adverse effect on our results of operations and financial condition. In particular, we are subject to certain financial covenants under the credit facilities. If we are unable to comply with such financial covenants under a credit facility, it would result in a default under such credit facility. Although we believe we were in compliance with all of the financial covenants in our credit facilities as of September 30, 2008, based on current uncertainty arising from the credit crisis and its related effects on commodity markets coupled with prevailing recessionary economic conditions in the U.S. and United Kingdom, there can be no assurance or certainty provided that we will be able to continue to comply with our financial or other obligations under the credit facilities. The credit facilities also provide for cross defaults, such that if we default under one credit facility, we will be deemed to have defaulted under the other credit facilities. The CBA and WBC credit facilities also provide for an annual review of the credit facilities after which they may either vary the terms of the facilities to their satisfaction or terminate the facilities with a one year notice period and call for repayment of any amounts outstanding. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
          Subsequent to June 30, 2008, we increased the amount of availability under these facilities by A$100 million. Based on current financial market conditions evidenced by the credit crisis, there can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities at all or on terms comparable to the terms of our existing credit facilities could have a material adverse effect on our results of operations and financial condition.

          Approximately A$1.0 billion of our current credit facilities are denominated in Australian dollars. We use these credit facilities periodically to fund our operations in the United States and Europe. Since July 1, 2008, the Australian dollar has weakened substantially against the U.S. dollar, the euro and the British pound. As a result, this has reduced the amount of U.S. dollar, euro and British pound borrowings that are available from the Australian credit facilities. If the Australian dollar were to weaken further, this could adversely impact our ability to fund our U.S. and European operations.
The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply.
          We procure our recyclable metal inventory from numerous sources. These suppliers generally are not bound by long-term contracts and will have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, a slowdown of industrial production in the United States or certain other countries, as has recently occurred, reduces the supply of industrial grades of metal to the metal recycling industry, resulting in us having less recyclable metal available to process and market.
A significant increase in the use of substitute materials by consumers of processed recycled ferrous metal could reduce demand for our products.
          During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. The relative scarcity of recycled ferrous metal, particularly prime or industrial grades, during such periods, provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are working on ways to produce recycled ferrous metal substitutes. If these efforts prove successful, they could become significant competitors and materially adversely impact our results of operations and financial condition.
Our operations are subject to extensive governmental regulation in each of the jurisdictions in which we operate.
          In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, international trade, and other matters. We may be required to make significant expenditures and to devote substantial management time and attention in order to operate our business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require us to make significant additional expenditures or to change our business practices. If we fail to comply with applicable laws and regulations, we could incur criminal or civil fines, penalties, assessments or other damages, which could be substantial and could have material restrictions or limitations placed on our business operations. In certain cases, governmental compliance actions may also give rise to potential claims for damages by private parties. Furthermore, we are dependent on international markets for shipping scrap and if laws or regulations were to prohibit or limit our ability to ship between continents, there could be an adverse impact to our results of operations and financial condition.
Our operations are subject to stringent environmental laws and regulations.
          We are subject to comprehensive statutory and regulatory environmental requirements relating to, among others:
•	the acceptance, storage, treatment, handling and disposal of solid, hazardous and toxic waste;

•	the discharge of materials into the air;

•	the management and treatment of wastewater and storm water;

•	the remediation of soil and groundwater contamination; and

•	the protection of employee health and safety.
          The nature of our business, and previous operations by others at facilities currently or formerly owned or operated or otherwise used by us, exposes us to risks of claims under environmental laws and regulations, especially for the remediation of soil or groundwater contamination. We may be required to make material expenditures for remedial activities or capital improvements with regard to sites currently or formerly owned or operated or otherwise used by us.
          Environmental statutes and regulations have changed rapidly in recent years by requiring greater and more expensive protective measures. Thus, it is possible that we will be subject to even more stringent environmental standards in the future. For example, in many jurisdictions in which we operate, there is the potential for regulation and or legislation relating to mercury contaminants. Automobile hulks that are purchased and processed by us may contain mercury switches. Legislation or regulations that may be enacted in the future cannot be presently known and neither can the effects, if any, that any such law or regulation could have on our business. For these reasons and others, the future capital expenditures for pollution control equipment, remediation or other initiatives that may be required cannot be predicted with accuracy. However, it is generally expected that environmental standards will become increasingly more stringent and that the expenditures necessary to comply with those heightened standards will correspondingly increase.
          We are required to maintain, and to comply with, various permits and licenses to conduct our operations. Failure to maintain, or violations of, any permit or license, if not remedied, could result in us incurring substantial fines, suspension of operations or closure of a site. Further, our operations are conducted primarily outdoors and, as such, depending on the nature of the ground cover, such outdoor operations will involve the risk of releases of wastes and other regulated materials to the soil and possibly to groundwater. As part of our continuous improvement programs, we expect to incur costs to improve environmental control systems.
          Because companies in the metal recycling industry have the potential for discharging wastes or other regulated materials into the environment, in any given year, a significant portion of our capital expenditures could be related, directly or indirectly, to pollution control or environmental remediation.
Our operations generate waste that is required to be treated, stored and disposed of in accordance with applicable environmental laws.
          Our metal recycling operations produce significant amounts of waste that we are required to pay to have treated or discarded. For example, we operate shredders for which the primary feedstock is automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of non-metallic material, commonly referred to as shredder fluff or automobile shredder residue, or ASR, which constitutes the remnant material after the separation of saleable ferrous and non-ferrous metals. Environmental regulations in countries in which we operate require us to test ASR to determine if it is to be classified as hazardous waste before disposing of it off-site in permitted landfills. Our other waste streams in the United States and other countries in which we operate are subject to similar requirements. Additionally, we employ significant source control programs to ensure, to the fullest extent possible, that prohibited hazardous materials do not enter our raw materials stream. However, we cannot be assured that such materials will be successfully removed from our source streams and resultant recycling by-products. As a result, our waste streams may, from time to time, be classified as a hazardous waste in which case we may incur higher costs for disposal of these waste products.
          Environmental assessments, conducted by independent environmental consulting firms, of certain of our operating sites have revealed that some soil impacts, potentially including impacts associated with various metals, petrochemical by-products, waste oils, polychlorinated biphenyls, which are referred to as PCBs, and volatile organic compounds are, or may be, present at varying levels. It is likely that such impacts at varying levels may exist at some of the sites and it is expected that some of these sites could require investigation, monitoring and remediation in the future. The costs of such remediation could be significant. The existence of such impacts at some of our facilities potentially could require us to incur significant costs to remediate and could materially adversely affect our ability to sell those properties.
We may have potential environmental investigation and cleanup liabilities.
          Certain of our U.S. subsidiaries have received notices from the United States Environmental Protection Agency, or USEPA, U.S. state agencies or third parties that they have been identified as potentially responsible for the cost of investigation and cleanup of landfills or other sites where the subsidiary’s material was shipped. In most cases, many other parties are also named as potentially responsible parties. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, enables USEPA and other United States’ regulatory agencies to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites which pose serious threats to the environment or public health. In certain circumstances, a potentially responsible party may be held jointly and severally liable for the cost of cleanup. In other cases, a party who is liable may only be liable for a divisible share. Liability may be imposed even if the party shipped materials in a lawful manner at the time of shipment. Liability for investigation and cleanup costs can be significant, particularly in cases where joint and several liability may be imposed. CERCLA, including the Superfund Recycling Equity Act of 1999, limits the exposure of metals recyclers for sales of certain recyclable material under certain circumstances. However, the recycling defense is subject to conducting reasonable care evaluations of current and potential consumers. Because CERCLA can be imposed retroactively on shipments that occurred many years ago, and because USEPA and state agencies are still discovering sites that present problems to public health or the environment, we cannot be assured that we will not become liable in the future for significant costs associated with investigation and remediation of CERCLA waste sites.
We do not have environmental impairment insurance, except in limited amounts for specific circumstances.
          In general, because we believe that the cost of the premiums outweighs the benefit of coverage, we do not carry environmental impairment liability insurance. If we were to incur significant liability for environmental damage, such as a claim for soil or groundwater remediation, our results of operations and financial condition could be materially adversely affected.
Our operations present risk of injury or death.
          Because of the heavy industrial activities that are conducted at our facilities, there exists a risk of serious injury or death to our employees or other visitors to our operations, notwithstanding the safety precautions that are taken. Our operations are subject to regulation by governmental agencies responsible for employee health and safety. We currently have in place policies to minimize this risk to employees and other visitors to our facilities and, accordingly, to minimize the risk that we will incur government fines for violations of such regulations. We may, nevertheless, be unable to avoid material liabilities for any death or injury that may occur in the future and these types of incidents may have a material adverse effect on our results of operations and financial condition.
The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our results of operations and financial condition.
          Our operations depend heavily on the skills and efforts of our senior management team. In addition, we rely substantially on the experience of the management of our businesses with regard to day-to-day operations. While we have employment agreements with certain of our senior management team, we may be unable to retain the services of any of those individuals. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our results of operations and financial condition.

We may not be able to negotiate future labor contracts on favorable terms.
          Many of our employees are represented by various labor unions. As the agreements with those unions expire, we may not be able to negotiate extensions or replacements of them on terms favorable to us, or at all, or avoid strikes, lockouts or other labor actions from time to time. Therefore, as labor contracts expire, we cannot be assured that new labor agreements will be reached with our unions or on terms that we find acceptable. Any labor action resulting from the failure to reach an agreement with our unions could have an adverse effect on our results of operations and financial condition.
We are obligated to contribute to defined benefit pension plans, some of which are underfunded.
          We currently contribute to defined benefit pension plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. Our defined benefit pension plans were underfunded by approximately A$4.8 million as of June 30, 2008. We will have to make additional contributions to fund our pension benefit plans especially in light of recent turmoil in financial markets around the world leading to declines in investment assets of our defined benefit pension plans. Contributions will negatively impact our cash flow and results of operations. In addition, we contribute to various multi-employer pension plans which cover employees under collective bargaining agreements. The required contributions are specified in such collective bargaining agreements. However, we may be required to fund additional amounts in the future if one or more of these multi-employer plans do not meet regulatory funding guidelines. Additional contributions will negatively impact our cash flow, results of operations and financial condition.
The mergers with Metal Management and Hugo Neu Corporation and the diversification into e-recycling and the formation of the SA Recycling joint venture have significantly changed the scope and scale of our company requiring many organizational changes involving board structure, management structure, and marketing strategies which are complex and which introduce implementation risks.
          In the past three years, we have expanded rapidly and implemented sweeping organizational changes to attempt to capture integration benefits arising from two large mergers in North America and our diversification into e-recycling. Arising from these strategies, our Board and executive management have undergone significant changes. Additionally, we have implemented new international marketing strategies for ferrous and non-ferrous scrap sales and relocated our headquarters from Australia to the U.S. There can be no assurance that we will be able to implement our new organizational structure and marketing strategies successfully or that we will be able to effectively manage the rapid growth of our business.
If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
          We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain this status, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be either directly or indirectly owned of record by non-residents of the United States as we do not currently satisfy any of the additional requirements necessary to preserve this status. Currently, a majority of our ordinary shares are held by non-residents of the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various Securities and Exchange Commision, or the SEC, and New York Stock Exchange, or the NYSE, rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.

We are incurring higher expense related to the amortization of intangible assets and may be required to report losses resulting from the impairment of goodwill or other assets recorded in connection with completed or future acquisitions which in the aggregate approximate A$1.5 billion as of June 30, 2008.
          We have expanded our operations through acquisitions and joint ventures involving metal recycling and e-recycling businesses owned by third parties. We expect to continue to complete selected acquisitions and joint venture transactions in the future. In connection with acquisition and joint venture transactions, applicable accounting rules generally require the tangible and certain intangible assets of the acquired business to be recorded on the balance sheet of the acquirer at their fair market value. Intangible assets, other than goodwill, are required to be amortized over their estimated useful lives and this expense may be significant. Any excess in the purchase price paid by the acquirer over the fair market value of tangible and identified intangible assets of the acquired business is recorded as goodwill. If it is later determined that the anticipated future cash flows from the acquired business will be less than the fair market value of the assets and goodwill of the acquired business recorded at the time of the acquisition, the assets or goodwill may be deemed to be impaired. In this case, the acquirer may be required under applicable accounting rules to write down the value of the assets or goodwill on its balance sheet to reflect the extent of the impairment. This write-down of assets or goodwill is generally recognized as a non-cash expense in the income statement during the period in which the write down occurs. If we determine that any of the assets or goodwill recorded in connection with prior or future acquisitions or joint venture transactions have become impaired, we will be required to record a loss resulting from the impairment. The metal recycling industry is highly cyclical and therefore is more likely than other less cyclical companies in other industries to incur impairment losses. Impairment losses could be significant and could have a material adverse effect on our results of operations and capitalization and could have a material adverse effect on our ability to pay dividends.
Prior to our merger with Metal Management, Sims was not subject to Securities and Exchange Commission rules. We will incur significant expenditures and investment of senior management time with respect to our internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.
          Section 404 of the Sarbanes Oxley Act of 2002 and the regulations of the SEC, thereunder require our senior executives and senior financial officers to assess the effectiveness of our internal controls over financial reporting on an annual basis commencing with fiscal 2009. Our independent registered public accounting firm will also be required to provide a report with respect to our internal control over financial reporting annually commencing with fiscal 2009. Management believes that we will incur additional expenditures of approximately A$4 million in fiscal 2009 to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.
          Material weaknesses in our internal control over financial reporting could result in the inability of investors to rely on our financial statements, which could result in an adverse effect on the perceived value of the company and, thus, a reduction in our stock price. Management is responsible for establishing and maintaining adequate internal control over financial reporting. As discussed below under Item 15, “Controls and Procedures,” there were two material weaknesses identified in the fiscal 2008. We have begun to remediate the material weaknesses in internal control over financial reporting and the ineffectiveness of the disclosure controls and procedures. However, should the material weaknesses not be remediated fully or if additional material weaknesses are identified in fiscal 2009, our shareholders may face additional risks. The existence of material weaknesses could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and ADSs, could be materially and adversely affected.

We are exposed to the risk of legal claims and other liabilities that may have a material adverse effect on our results of operations and financial condition.
          We are exposed to the risk of legal claims and other liabilities arising in connection with the operation of our business that may have a material adverse effect on our results of operations and financial condition. These claims and liabilities may include (i) claims by employees or former employees relating to personal injury, compensation or employment law violations; (ii) environmental, land use and other claims arising out of the ownership or operation of facilities; and (iii) disputes with customers, suppliers and other business relations. The nature of our business may make us more likely than some other companies to be exposed to the risk of legal claims and other liabilities. In particular, metal recycling companies are generally exposed to higher risks of environmental claims and liabilities than companies in non-manufacturing industries, and employees working in the metal recycling industry may be more likely to suffer workplace injuries than employees of companies in other industries. The resolution of these claims and other liabilities may require us to pay material damages or other costs to third parties, including potentially punitive, exemplary or other special damages. The resolution of claims may also involve an extensive commitment of senior management time and attention, and may require changes in our business practices resulting in decreased revenues or profits or additional costs. Even if claims or other liabilities are resolved successfully, we may incur significant legal and other expenses in defending against such matters.
Our tax liabilities may substantially increase if the tax laws and regulations in the countries in which we operate change or become subject to adverse interpretations or inconsistent enforcement.
          Taxes payable by companies in many of the countries in which we operate are substantial and include value added tax, excise duties, taxes on income (including profits and capital gains), payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our results of operations and financial condition. It is possible that taxing authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our results of operations and financial condition. We may face a significant increase in income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which we operate or treaties between those jurisdictions are modified in an adverse manner. This may adversely affect our cash flows, liquidity and ability to pay dividends.
Our operations are subject to risks and uncertainties relating to international conflicts and terrorism.
          Due to the extensive diversification of our international operations, we are subject to a higher level of risk than some other companies relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. Our international operations include sales in developing countries, which may be more likely than developed countries to be affected by international conflicts and terrorism. Risks of this type may affect facilities owned or operated by us or facilities of our suppliers or customers. In addition, risks of this type may affect port facilities or other transportation infrastructure owned or used by us in the operation of our business. In circumstances implicated by international conflicts, there could be severe limitations imposed on intercontinental shipments of materials which could have a material adverse effect on our results of operations and financial condition.
Our largest shareholder has significant influence over transactions requiring shareholder approval.
          Mitsui Raw Materials Development Pty Limited holds approximately 19.1% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Mitsui may have interests with respect to its investment in Sims that are different from, or in addition to, the interests of other holders of Sims ordinary shares or Sims ADSs. The extent of Mitsui’s shareholding in Sims could also have the effect of discouraging offers to acquire control of Sims and may preclude holders of Sims ordinary shares or Sims ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims.
Item 4. Information on the Company
A. History and development of the company
          Sims is an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and operates under the Corporations Act. Our principal place of business is located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and the telephone number is (212) 604-0710.
          Sims was originally established in 1917 by Albert Sims, a Sydney-based recycled metals dealer. The business was incorporated as Albert G. Sims Limited in 1928 and was renamed Simsmetal Limited in 1968. In 1970, it merged with Consolidated Metal Products Limited and the merged ASX-listed company was named Sims Consolidated Limited. In 1979, Sims Consolidated Limited was acquired by Peko-Wallsend Limited and subsequently delisted. Sims Consolidated Limited was then acquired by North Limited (previously known as North Broken Hill Holdings Limited, and then North Broken Hill Peko Limited) in 1988. In 1989, North Limited sold the business to Elders Resources NZFP Limited, a diversified resources company. In 1990, Carter Holt Harvey Limited made a successful takeover bid for Elders Resources NZFP Limited and divested that company’s non-forestry businesses, which included Sims. Sims changed its name to Simsmetal Limited in 1990 and relisted on the ASX in 1991. Simsmetal Limited changed its name to Sims Group Limited in 2003. At our annual general meeting on November 21, 2008, shareholders approved the change in our corporate name to Sims Metal Management Limited. We believe the new name represents a combined industry leader that draws from the common cultures and visions of Sims and the former Metal Management. The new name also represents our leadership position as one of the world’s largest metal recyclers.
          Our corporate strategy is to grow and develop our core metal recycling business internationally, but particularly in North America and the United Kingdom, and our emerging innovative recycling solutions business to collectively create the world’s leading recycling company. Key elements include the pursuit of external growth opportunities and continued investment in existing operations.
          We have established a long-term track record of expanding our operational and sourcing footprint through both acquisitions and strategic alliances. Our acquisition of Metal Management completed in March 2008 established Sims as the largest metals recycling operation within North America.
          Based on our experience gained from numerous international acquisitions, we have established strict acquisition criteria. The acquisition criteria require that any acquisition target (i) holds the number-one or number-two market position; (ii) delivers access to domestic and international customers; (iii) offers a sound platform for future growth; (iv) has a similar culture, including a strong emphasis on integrity, environmental compliance and a commitment to worker safety; and, (v) is able to enhance shareholder value. The acquisition criteria have underpinned our strong track record of international expansion.
          On March 14, 2008, we merged with Metal Management. Metal Management was one of the largest full service scrap metal recyclers in the United States with locations in 17 U.S. states. The acquisition was consummated to strengthen our position in the North American scrap recycling market and expand our presence in non-ferrous products. The acquisition was complementary as our operations in North America were primarily export-focused while Metal Management’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Other recent scrap metal acquisitions and joint ventures include:
•	October 2005, we merged with entities operating certain of the recycling businesses of Hugo Neu Corporation, or Hugo Neu, in the United States;

•	December 2006, we acquired Cymru Metals Recycling in the United Kingdom;

•	January 2007, we acquired the operating assets of Menzies Metals Recycling in Australia;

•	August 2007, we acquired the operating assets of McInerney Metals in Australia;

•	September 2007, we were a party to the creation of a joint venture with Adams Steel LLC in the United States, named SA Recycling;

•	October 2007, we acquired the operating assets of ER Coley (Steel) in the United Kingdom;

•	May 2008, SA Recycling acquired Pacific Coast Recycling, LLC in the United States;

•	June 2008, we acquired the operating assets of Evans and Mondon Limited in the United Kingdom;

•	September 2008, SA Recycling acquired a 70% interest in Silver Dollar Recycling in the United States; and

•	September 2008, we acquired the operating assets of Weinert Recycling in the United States.
          Sims Recycling Solutions, our innovative recycling solutions business which includes electronic product de-manufacturing and processing operations, which is referred to as e-recycling, was launched with the construction of an end-of-life refrigerator recycling plant in the United Kingdom in 2002. Since then, the business has expanded with the acquisitions of:
•	October 2004, we acquired the Mirec Group, or Mirec, in The Netherlands;

•	October 2006, we acquired Metall + Recycling, or M&R, in Germany;

•	February 2007, we acquired United Recycling Industries, or URI, in the United States;

•	April 2007, we acquired the e-recycling assets of Noranda Recycling, or Noranda, in the United States;

•	November 2007, we acquired Trishyiraya Recycling Private Limited, or Trishyiraya in India;

•	January 2008, we acquired the operating assets of RecommIT Limited, or RecommIT, in the United Kingdom;

•	January 2008, we acquired Accu-Shred Limited in Canada;

•	April 2008, we acquired Life Cycle Services, or LCS, in the United Kingdom;

•	June 2008, we acquired the operating assets of Clearhouse Technology Pty Ltd, or Clearhouse, in Australia; and

•	October 2008, we acquired Global Investment Recovery, Inc, or GRI, in the United States.
          We have also expanded and enhanced our operations through capital expenditures. Our capital expenditures for the fiscal 2008, 2007 and 2006 were A$129.7 million, A$90.5 million and A$76.5 million respectively. We have obligations under contracts relating to capital expenditures. Estimated amounts remaining to be executed on such contracts, aggregated to approximately A$25.8 million at June 30, 2008.
          In fiscal 2009, we have embarked on two important capital projects in North America. As described further in Item 4.B. “Business Overview,” we recently signed a long-term contract with the Department of Sanitation of New York City. In connection with this contract, we will be constructing a material recycling facility in Brooklyn, New York and making additional improvements to our existing facilities in New York and New Jersey. We have budgeted capital expenditures totaling US$82.5 million for this project which will be incurred over the next four fiscal years, of which we expect to spend approximately US$5.0 million to US$9.0 million in fiscal 2009. We are also preparing to commence a capital project at our shredding facilities in New Jersey and Connecticut whereby we have licensed technology which will enable us to recover incremental copper and other non-ferrous material from auto-shredder processed material that is currently being sent to landfills. In connection with this project, we will be purchasing equipment and making improvements to existing buildings at a projected cost of approximately US$49.0 million to be incurred over the next two fiscal years. We expect to finance these capital projects from our cash flow from operations and borrowings under our credit facilities.
          Globally, we have approximately 85 subsidiaries as well as interests in several joint ventures. For a list of our wholly-owned and indirectly owned subsidiaries, see Note 29 to the consolidated financial statements included in Item 18 of this annual report.
B. Business overview
          We believe we are one of the world’s largest metals recycling companies on the basis of our market capitalization and the size and scope of our operations. We operate a geographically diverse metals recycling business with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which to source recyclable ferrous and non-ferrous metals. We have significant positions in the metals recycling markets of Australasia, the United States, and the United Kingdom. We also have a strategic network of trading offices in Asia. Through our Sims Recycling Solutions business, we have an emerging global e-recycling business, with established operations in the United Kingdom, Continental Europe and North America and a developing presence in the Asia Pacific region.
          We are domiciled in Australia, however in fiscal 2008, over 74% of our earnings before interest and tax was derived from operations outside Australia, including approximately 60% derived from North America. Our business consists of Metal Recycling, Sims Recycling Solutions and several other smaller businesses. The Metal Recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The Sims Recycling Solutions business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. Sims also operates, or has interests in, other businesses, including manufacturing and renewable energy businesses. Effective June 30, 2008, we divested our steel distribution business (Sims Steel) in Australia.
          We are principally organized geographically and then by line of business. Our chief operating decision maker is our Group Chief Executive Officer. Results are evaluated primarily based on the geographical areas of operation for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia.

•	Europe — comprising the United Kingdom, Sweden, Holland and Germany.
          We also report revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post consumer products. We offer fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tires.

          The following table sets forth our sales by geography and product group for the past three years.

	Fiscal years ended June 30,
	2008		2007		2006
(in thousands)	A$	%	A$	%	A$	%
Net sales by geography:
Australasia	1,745,109	23%	1,465,383	26%	1,224,700	33%
North America	4,607,898	60%	2,938,246	53%	1,735,204	46%
Europe	1,312,584	17%	1,144,891	21%	792,503	21%

Net sales	7,665,591	100%	5,548,520	100%	3,752,407	100%

Net sales by product group:
Ferrous metals	5,178,847	67%	3,319,031	60%	2,259,112	60%
Non-ferrous metals	1,657,455	22%	1,623,139	29%	1,082,681	29%
Secondary processing	252,297	3%	155,846	3%	159,408	4%
Recycling solutions	576,992	8%	450,504	8%	251,206	7%

Net sales	7,665,591	100%	5,548,520	100%	3,752,407	100%

Metal Recycling
Industry Overview
          Recycled ferrous (steel and iron) scrap is one of the primary metallics utilized in the steelmaking production process. Other primary metallics include pig iron and steel scrap substitutes (i.e. directly reduced iron). Recycled ferrous scrap is the predominant feedstock for Electric-Arc-Furnace, or EAF, based steel production.
          In 2007, according to World Steel Dynamics, 1.3 billion tons of steel was produced globally, representing an increase of 438 million tons from the 2002 production level of 904 million tons. China has increased steel production significantly in recent years (principally using the basic oxygen furnace steel production method) representing 36% of global steel production for 2007. EAF-based steel production of 413 million tons in 2007 represented approximately 31% of total global steel production, and is a 38% increase on volumes in 2000 of 285 million tons. An estimated 363 million tons of obsolete ferrous scrap was utilized in steel production in 2007.
          Globally, recycled metals are predominantly sourced among developed industrial regions which include North America, the European Union, Australia and Japan where greater amounts of recyclable industrial and obsolete metals exist. The two most significant regions for global recycled metals are North America and the European Union and in both regions we have significant presences.
          Both ferrous and non-ferrous metals are either consumed domestically in their country of origin or traded in the export market. Given the lower price to weight ratio of ferrous recycled metals, the ferrous market is primarily a local or regional market. The predominant importers of recycled metals are developing regions and countries. The most significant importers are China, Korea, Taiwan, Turkey, Malaysia, Indonesia and Mexico.
Our Metal Recycling Operations
          Our Metals Recycling operations encompass buying, processing and selling of ferrous and non-ferrous recycled metals. We are a geographically diverse metals recycler with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which we source recyclable ferrous and non-ferrous metals. The Metal Recycling business has operations in five countries, including the United States, Australia and the United Kingdom.
          We buy ferrous metal from metal dealers, peddlers, auto wreckers, demolition firms and others who generate obsolete metal and from manufacturers who generate industrial metal. We process ferrous metal for resale using a variety of methods, including sorting, shredding, cutting, torching, baling or breaking. After processing, ferrous recycled metal is sold to end users such as electric arc furnace mills, integrated steel mills, foundries and brokers.

          We source non-ferrous metals from manufacturers, known as production offcuts, and from generators of electricity, telecommunication service providers and others who generate obsolete metal. Peddlers and metal dealers, who collect from a variety of sources, also deliver material directly to our facilities. In addition, we generate significant quantities of non-ferrous metal as a by-product, which is referred to as NFSR, Zorba or mixed metals, from our ferrous shredding operations. We report such sales as ferrous sales.
North America
          We believe we are one of the largest metal recyclers in North America. Our North American metals recycling business, including our 50% interest in SA Recycling LLC, consists of over 100 physical operations located in 21 states and British Columbia, Canada. Our geographic diversity and deep water port access on both the U.S. east and west coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability. Other operational benefits include: reduced exposure to regional issues; flexibility of ports of origin to minimize freight movements; and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.
Australasia
          We believe we are one of the largest metals recyclers in the southern hemisphere, with 33 metal recycling operations in Australia, 10 metal recycling operations in New Zealand and 3 metal recycling operations in Papua New Guinea.
Europe
          We believe we are one of the largest metals recyclers in the United Kingdom. We recover and process recycled ferrous metal through 33 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the United Kingdom, offering comprehensive service to suppliers.
Marketing
          Our export and import marketing activities are conducted through our international businesses, being Sims International, based in Hong Kong, which markets non-ferrous metals, and Sims Global Trade, based in New York, which markets ferrous metals. These activities consist of teams of traders and exclusive agents, marketing and brokering recycled ferrous, non-ferrous metals and alternative steel making raw materials on behalf of Sims and third parties.
          Sims International, through its network of offices in Australia, Hong Kong, Malaysia, Vietnam and India, and Sims Global Trade manage relationships with a large percentage of our overseas client base in over 20 countries in various regions, including Asia, Eastern Europe and South America. The international businesses are also involved in the global trading of numerous metal-related commodities and provide a service to our customer base through their market and product knowledge, financial strength and expertise in shipping and banking.
Sims Recycling Solutions
          Sims Recycling Solutions, or SRS, is an emerging global e-recycling business, with established operations in the United Kingdom, Continental Europe and North America and a developing presence in the Asia Pacific region. The Sims Recycling Solutions business handles in excess of 550,000 tons of electronic and electrical material each year, much of it under contract with waste management companies, local authorities and original equipment manufacturers.

          In response to the increasing social and political pressures to prevent undesirable and often hazardous materials being disposed of in an environmentally unsound manner, SRS was launched as a business unit in 2002 with the construction of an end-of-life refrigerator recycling plant in the United Kingdom.
          Key legislation initiatives supporting the establishment of this business include the European Union’s producer responsibility legislation, including the Ozone Depleting Substances Regulation and the Waste from Electrical and Electronic Equipment, which is referred to as the WEEE Directive, which requires producers to dispose of post-consumer products in a compliant manner, with great emphasis placed on the mandatory requirement to achieve recycling targets.
          End-of-Life-Vehicle, or ELV, recycling is legislated in the EU. There are currently approximately two million ELVs per year that must undergo legislated detailed de-pollution. The EU Directive on ELVs prescribes standards of recycling and recovery that are significantly more stringent than industry standards. By 2015, 95% of the vehicle must be recycled or recovered and 85% must be recycled.
          Post-consumer products such as TVs, radios, computers and other electronic and electrical consumer goods have very little residual value and the safe processing of their content generally costs more than the material value that can be recovered. This has led to a wide range of fee-for-service business opportunities for SRS.
North America
          We commenced our operations in North America via an e-recycling facility started in Hayward, California. This facility processes both business-to-business products on behalf of major information technology clients and obsolete products arising as a consequence of California’s e-recycling legislation. This legislation, in particular the fact that it bans cathode ray tube disposal in landfills, combined with the infrastructure acquired in Los Angeles through the Hugo Neu merger, offers the potential for e-recycling facilities in southern California, which would expand upon our presence in northern California. Potential e-recycling legislation in New York and New Jersey is also expected to provide a suitable environment for us to operate.
          The acquisitions of URI and Noranda expanded our presence in North America. URI, based in West Chicago, Illinois, is a fully integrated e-recycler offering a range of services including the collection, refurbishment and re-sale of working equipment, parts recovery for re-sale, mechanized testing and processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics by-product materials. The Noranda acquisition consisted of the end-of-life recycling assets of Xstrata Copper Canada’s e-recycling business in Roseville, California; Brampton, Canada; and LaVergne, Tennessee.
          Our recent acquisition of GIR increased our North American electronics recycling and asset recovery market presence by approximately 40%, consolidating our market leading position. GIR is a leading US e-scrap recycler and asset recovery specialist based in Tampa, Florida. GIR was founded in 1992 and is a multi-state service provider, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona.
          We also recycle post-consumer materials through an interim recycling contract for the City of New York. We recently executed a 20 year recycling contract with the Department of Sanitation of New York City. Under this contract, we handle plastic, glass and metal. Packer trucks owned and operated by New York City deliver recyclables to our facilities as a commingled product which are then processed using a series of mechanical screens, magnets, eddy currents and conveyors. The recyclables are separated and sorted into ferrous and non-ferrous metals, commingled plastics, commingled broken glass and residue. The recycled materials are shipped to U.S. and non-U.S. markets.

Europe
          We operate one of the United Kingdom’s largest and most sophisticated refrigerator recycling facilities using leading technology to fragment domestic and commercial fridges within an enclosed environment. The purpose of this process is to safely remove ozone depleting substances for destruction. The remaining materials are separated mechanically into product streams including steel, non-ferrous metals, plastics and foam. These products are then marketed in the recycled materials market.
          Under the European Union Directive, producers of WEEE are obliged to meet the costs of recovery and recycling of WEEE. Servicing the needs of the WEEE manufacturing industry and local authorities in processing WEEE in an effective, environmentally sound and legally compliant manner is expected to be a growth opportunity for the Sims Recycling Solutions business. Each of the 15 original members of the European Union has formally adopted WEEE legislation.
          We have made a number of European e-recycling acquisitions, including Mirec, M+R, RecommIT and LCS. The acquisition of Mirec provided us with operations in the United Kingdom, the Netherlands, Belgium and Sweden, with alliances in Denmark, Ireland, Germany, France, Switzerland and Italy. The acquisition of M+R has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. The acquisition of LCS in the United Kingdom further strengthened our information technology asset management capability and positioning as one of Europe’s leading operators in the high value B2B market. These acquisitions are also expected to provide us with a platform to further enhance our business as legislation continues to take effect across Europe.
          We are currently building a state-of-the-art facility in Newport, United Kingdom. The Newport Recycling facility will be the world’s largest WEEE infrastructure investment at over £14 million. It will be the world’s first and fully integrated completely closed loop recycling facility offering reuse, resale, recycling of all commodities contained within post consumer products from metals to plastics. It will occupy a 50,000 square meter footprint and will recycle over 100,000 tons of material annually.
Australasia
          We are committed to providing an effective and efficient e-recycling program and have operations in Australasia to address the growing social and environmental problem that end-of-life computers and other information technology equipment represents. As part of this program, we established Australia’s first national e-recycling network, in joint venture with a leading global environmental services company.
          The acquisition of Clearhouse provided us with one of the leading service providers in Australia covering the collection, data protection, redeployment and remarketing of obsolete IT equipment for a variety of governments and B2B customers.
          We made an initial investment in the rapidly developing Indian e-recycling market, through the acquisition of Trishyiraya, based in Chennai. We recently commissioned Australia’s first e-recycling mechanical plant in Sydney.
Secondary Processing
          We operate a number of small manufacturing businesses in Australia, including secondary aluminum, plastics and tire recycling operations which produce, for resale, specification aluminum alloy products, pellets and crumb rubber, respectively. We also operate a commodities trading business and have a 50% interest in Australian Refined Alloys, Australia’s largest secondary lead smelter, in a joint venture with Nyrstar.

          Until June 30, 2008, we operated a small steel distribution business in Australia, selling a wide range of steel products to customers through warehouse facilities, many of which are located on Sims-owned properties. We sold this business to a third party on June 30, 2008.
          We have a 50% interest in LMS Generation Pty Limited, a specialist landfill gas and renewable energy company, which researches, installs and develops landfill gas extraction systems, renewable energy and power generation technologies.
Sources and Availability of Raw Materials
Metal Recycling
          We purchase metals for our Metal Recycling business from two primary sources:
•	obsolete metal which is sourced from metal dealers, peddlers (individuals that constitute Sims’s retail trade), auto wreckers, demolition firms, railroads and others who generate steel or non-ferrous metals; and

•	industrial generated materials which are sourced mainly from manufacturers who generate off cuts or by-products made from steel, iron or non-ferrous metals, known as prompt or industrial metal.
          Suppliers are generally not bound by long-term contracts and have no obligation to sell metals to us. Among other things, the supply of these raw materials can be dependent on prevailing market conditions, including the buy and sell prices of ferrous and non-ferrous recycled metals. In periods of low prices, suppliers may elect to hold metal to wait for higher prices or intentionally slow their metal collection activities. In addition, a global slowdown of industrial production, such as is currently expected to occur during 2009 and potentially beyond, reduces the supply of industrial grades of metal to the metal recycling industry, potentially reducing the amount of metals available for us to recycle.
Sims Recycling Solutions
          We source raw materials for our Sims Recycling Solutions business from a number of sources, including:
•	manufacturers of post-consumer electronic products who must comply with specific end of life disposal requirements under legislation such as the WEEE Directive;

•	the business community for remarketable, reusable or recyclable electronic and electrical products; and

•	curbside collections, through contracts such as the New York City recycling contract.
          The availability of these raw materials may depend on the continuation of existing disposal legislation and our ability to extend existing contracts or enter new contracts for the collection of post-consumer recyclable materials.
Government Regulation
          In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment and other matters. Certain of these laws and regulations, in particular those relating to worker health and safety and the environment, have a material impact on our ongoing business operations. Changes in these laws or regulations or their interpretations or enforcement may require us to make expenditures or change our business practices. For example, changes in environmental laws and regulations have in the past, and may in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. There is a general trend toward increased government regulation, including environmental regulation, in many of the jurisdictions in which we operate.

Environmental Matters
          Our business is subject to comprehensive statutory and regulatory environmental requirements in each of the jurisdictions in which we operate, including, among others, regulations governing: the acceptance, storage, treatment, handling, and disposal of waste, including ASR, and PCB materials; the discharge of materials into the atmosphere, potentially including chlorofluorocarbons; the management and treatment of wastewater and storm water discharges; the potential remediation of soil and groundwater impacts; the resolution of potential impacts to natural resources; and the protection of public and employee health and safety. We do not believe that pending or potential matters under these statutory and regulatory environmental requirements, if adversely determined, would have a material adverse effect on our financial condition.
          The nature of our business and previous operations by others at facilities currently or formerly owned or operated or otherwise used by Sims exposes us to risks of claims under environmental laws and regulations and for the remediation of soil or groundwater impacts. Management does not believe that pending or potential claims and remediation matters, if adversely determined, would have a material adverse effect on our financial condition.
Sustainability
          Sustainability remains a key focus of our day-to-day activities. Recycling is known to be one of the best and most effective means of reducing energy consumption and carbon emissions. It also preserves scarce natural resources, saves water, and reduces pollution and our dependence on landfills.
          Recycling and energy conservation are key priorities for both international governments and businesses in order to protect the global environment and conserve natural resources. During fiscal 2008, we handled a total of 11 million tons of ferrous metal. The use of this secondary raw material by global steel mills avoided the emissions of 23.5 million tons of carbon dioxide, or CO2, to the atmosphere when compared with primary steel production using virgin iron ore. Together with CO2 emissions avoided through the recycling of non-ferrous material, plastics and electronics (which alone reduced CO2 emissions by approximately 827,135 tons during fiscal 2008), our contribution to climate change impact reduction was significant.
          Benefits of recycled raw materials versus virgin raw materials include the reduction of air and water pollution as compared with traditional steel manufacturing processes and reduction in environmental degradation as compared with traditional mining.
          LMS Generation, our 50%-owned Australian green energy provider, generated carbon credits with a total certified CO2 emissions reduction equivalent of 600,000 tons during fiscal 2008. Coupled with its other activities, including the provision of green power, total CO2 abatement by LMS was approximately one million tons.
          Significant benefits and reduction of energy use and therefore reduction in “greenhouse” gases, are generated in reprocessing recyclables versus virgin production. According to the Institute of Scrap Recycling Industries, energy saved using recycled materials versus virgin materials is: 74% for iron and steel, 95% for aluminium and 85% for copper.
Seasonality
          Our operations can be adversely affected by protracted periods of inclement weather, reduced levels of industrial production, or interruptions in transportation services from vessel carriers, railroads or barge lines, which may reduce the volume of material processed at our facilities. In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an adverse impact on our operations.

Patents and Trademarks
          Management believes that our operations are not dependent to any significant degree upon any single patent or license, or series of related patents or licenses, or any single commercial or financial contract. Management also believes that our operations are not dependent upon any single trademark or trade name, although trademarks and trade names are identified with a number of our products and services and are of importance in the sale and marketing of such products and services.
C. Organizational Structure
          We are organized under the laws of Australia. For a list of our wholly-owned and indirectly owned subsidiaries, see Note 29 to the consolidated financial statements included in Item 18 of this annual report.
D. Property, Plant and Equipment
          Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia and Stratford upon Avon, United Kingdom. We lease each of our executive office facilities.
          As of June 30, 2008, we had over 230 operating facilities located in 15 countries throughout the world, with a large proportion in North America, Australia and the United Kingdom. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2008. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.
          The following is a list of the location, use and capacity of our significant properties. This list is not intended to be a complete list of all of our operating facilities.
AUSTRALASIAN SITES

Location	Leased or Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Alexandria, New South Wales, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/ shredder/
Villawood, New South Wales, Australia	Leased	e-recycling facility
Wetherill Park, New South Wales, Australia	Owned	metal recycling yard
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/ shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/ shredder
Bell Bay, Tasmania, Australia	Leased	metal recycling yard
Braeside, Victoria, Australia	Leased	e-recycling facility
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/ shredder
Laverton North, Victoria, Australia	Owned	Secondary aluminium/ melting & processing operation
Laverton North, Victoria, Australia	Owned (50% interest)	ARA secondary lead smelting operation

Location	Leased or Owned	Principal Activities
Moolap, Victoria, Australia	Owned	Aluminium salt slag recovery plant
Noble Park, Victoria, Australia	Owned	metal recycling yard
Somerton, Victoria, Australia	Owned	Tire recycling facility
Karratha, Western Australia, Australia	Owned	metal recycling yard/ feeder yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/ shredder/ e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/ shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/ shredder
EUROPEAN SITES

Location	Leased or Owned	Principal Activities
Europark Nord, Sint Niklaas, Belgium	Leased	e-recycling facility
Rathenaustrasse, Bergkamen, Germany	Owned	e-recycling facility
Dillenburgstraat, Eindhoven, Netherlands	Owned	e-recycling facility
Sint Janskamp, Echt, Netherlands	Leased	e-recycling facility
Karosserigatan, Katrineholm, Sweden	Leased	e-recycling facility
Avonmouth, Bristol, UK	Leased	metal recycling yard/dock/shredder
Dunkirk, Nottingham, UK	Owned	metal recycling yard/shredder
Longside Industrial Estate, Dumfries, UK	Owned	e-recycling facility
Long Marston, Stratford upon Avon, UK	Leased	UK head office, metal recycling yard/ dense media plant/ R & D centre
South Dock, Newport, UK	Leased	metal recycling yard/ dock/ shredder/ fridges processing and e-recycling facility
Wimborne, Dorset, UK	Owned	metal recycling yard/ shredder
Yateley, Hants, UK	Owned	metal recycling yard/shredder
NORTH AMERICAN SITES

Location	Leased or Owned	Principal Activities
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/ shredder
Brampton, Ontario, Canada	Leased	e-recycling facility
Birmingham, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Owned	metal recycling yard/shredder
Richmond, California, USA	Owned	metal recycling yard
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/ shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Hayward, California USA	Leased	e-recycling facility
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Redwood City, California, USA	Leased	metal recycling yard/ shredder
Roseville, California, USA	Leased	e-recycling facility

Location	Leased or Owned	Principal Activities
Sacramento, California, USA	Leased	metal recycling yard
San Jose, California, USA	Leased	metal recycling yard
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
Denver, Colorado, USA	Owned	metal recycling yard/ shredder
Hartford, Connecticut, USA	Leased	metal recycling yard
North Haven, Connecticut, USA	Owned	metal recycling yard/ shredder
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/ shredder
Franklin Park, Illinois, USA	Owned	precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard
Detroit, Michigan	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/ shredder
Sherman, Mississippi	Owned	metal recycling yard
Port of Albany, New York, USA	Leased	metal recycling yard
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Claremont Pier, Jersey City, New Jersey, USA	Owned	metal recycling yard/ shredder
Newark, New Jersey, USA	Owned	metal recycling yard/shredder
Port of Newark, Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Elizabeth, Pennsylvania, USA	Owned	metal recycling yard
La Vergne, Tennessee, USA	Leased	e-recycling facility
Memphis, Tennessee, USA	Owned	metal recycling yard/ shredder
Nashville, Tennessee, USA	Owned (50% owned joint venture)	metal recycling yard/ shredder
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/ shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/ shredder
Richmond, Virginia, USA	Owned	metal recycling yard/ shredder
Petersburg, Virginia, USA	Leased	metal recycling yard/ shredder
          We believe that our facilities are suitable for their present use and are generally in good operating condition. We carry insurance covering property and casualty and certain other risks to which its facilities and operations may be subject. We do not believe that our earnings are materially dependent upon any single operating facility.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
A. Operating results
          This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present an analysis of our results of operations for the last three fiscal years. Our primary segment reporting is based on the following geographical divisions: Australasia, North America and Europe.
          On March 14, 2008, we merged with Metal Management. Operating results for Metal Management are only included in our operating results for 3.5 months in fiscal 2008. Accordingly, the results for fiscal 2008 are not directly comparable to the results for fiscal 2007.
          The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report and “Item 3.D — Key Information — Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS.
Principal factors affecting our Results of Operations
          The scrap metal recycling industry has historically been highly cyclical and is affected significantly by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the scrap metal recycling industry has experienced cyclical downtrends. The scrap metal industry has experienced a cyclical uptrend in recent years, including the three years ended June 30, 2008 for which we discuss our results below. The favorable operating results in fiscal 2008 were primarily driven by strong global demand, primarily from China, Korea, Turkey and other developing countries. Our operating results in fiscal 2008 were also impacted by higher costs for scrap metal, transportation and energy. However current economic conditions are considered weak in the regions in which we operate and commodity markets are considered to have been adversely affected by weak economic conditions in fiscal 2009.
          We believe we have a competitive position in the scrap metal recycling industry based on the size and scope of our business. We operate a geographically diverse business with a network of processing facilities throughout the world.
          Our revenues are predominantly derived from the sale of processed scrap metal. Prices for scrap metals vary by product type (ferrous or non-ferrous) and fluctuate on a monthly basis. Our selling prices for scrap metal are impacted by worldwide and local demand, country-specific economic conditions, and commodity spot prices for non-ferrous metals.
          Like other competitors within the metal recycling business, we rely on generating a margin between the sales price to the end customer over the price paid to the suppliers of unprocessed metals. A key global driver for us is ferrous scrap prices for benchmark grades such as heavy melting steel, shredded steel and various prime grades which are highly correlated to steel prices. During an increasing price environment our margins generally increase as the difference in timing between buying unprocessed scrap and selling processed product typically results in higher margins. Conversely, decreasing scrap prices generally have the opposite effect. Additionally during times of lower scrap prices, suppliers of obsolete scrap sometime elect to hold onto scrap to wait for higher prices, which exacerbates the cyclicality in margins.
          Over the last several years, freight costs, and in particular ocean freight rates, have impacted our results of operations. Ocean freight rates for bulk cargoes were high and volatile throughout the past two fiscal years. The primary reason for this volatility was strong demand for bulk cargo ships from producers of iron ore, steel, coal and other commodities. As we dealt with high bulk cargo freight rates, we also faced competition from smaller scrap metal recyclers who began to use ocean containers to export ferrous scrap metal. The costs for ocean containers have been significantly less on a per-ton basis than bulk cargoes. In order to address the high bulk cargo rates, we have recently begun to ship ferrous scrap in ocean containers from certain of our facilities. Freight costs for rail and trucks have also been volatile due to high demand and increasing energy costs.
          Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the Australian dollar (our reporting currency), we are exposed to fluctuations in the values of these currencies relative to the Australian dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the Australian dollar, have impacted our operating results in the past two fiscal years. From time to time, we use derivative financial instruments such as foreign exchange contracts and commodity hedges to hedge certain risk exposures.
Recent Developments
          Since September 2008, we have begun to experience an impact on our financial results from slowing economic growth around the world and complications arising from the global credit crisis. Prices for our products have declined and the operating environment has intensified. For the steel and metal markets, what began as a seasonal slowdown and an overstocking environment has now been compounded by the worldwide financial crisis. Many of our customers are adjusting their values and levels of raw materials and finished goods inventory against the backdrop of uncertain demand that is impacting production prospects. As a result, we expect these factors to have a significant impact on our operating results during the three months ending December 31, 2008 and perhaps for the balance of fiscal 2009.
          Trading conditions in both ferrous and non-ferrous markets remain extremely difficult and short-term trends in those markets are equally difficult to predict. In the three months ended September 30, 2008, we recorded unfavorable inventory adjustments of A$70 million and we could be required to record additional provisions in the future should consumers and/or counterparties fail to perform on sales contracts.
Critical Accounting Policies
          Management’s discussion and analysis of our operational results and financial condition is based on our financial statements, which have been prepared in accordance with IFRS. Our critical accounting policies affecting our results of operations and financial condition are more fully described in Note 1 to our financial statements included in Item 18 of this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
Recently issued accounting pronouncements
          Recently-issued accounting pronouncements that are relevant to our operations but have not yet been adopted are more fully described in Note 1 to our financial statements included in Item 18 of this annual report.
Results of Operations
Fiscal 2008 compared with fiscal 2007

          The following table sets forth selective line items and the percentage of net sales that they represent for the periods indicated.

	Fiscal years ended June 30,
	2008	% of	2007	% of	%
	A$	Sales	A$	Sales	Change
	(in thousands, except percentage data)
Total revenue	7,670,536	100%	5,550,897	100%	38%
Cost of materials and freight	(6,103,252)	(80)%	(4,387,432)	(79)%	39%
Depreciation and amortization	(94,557)	(1)%	(75,177)	(1)%	26%
Finance costs	(34,374)	(0)%	(30,405)	(1)%	13%
Income from equity accounted investments	64,573	1%	7,030	0%	819%
Other expenses	(851,096)	(11)%	(708,748)	(13)%	20%

Profit before income tax	651,830	9%	356,165	6%	83%
Income tax expense	(218,668)	(3)%	(116,813)	(2)%	87%

Net profit after tax	433,162	6%	239,352	4%	81%

          In fiscal 2008, total revenue was a record A$7.7 billion, a 38% increase from fiscal 2007. Approximately A$1.4 billion of the increase was attributable to the partial year contribution from Metal Management, which was acquired in March 2008. The increase in total revenue was also due to robust market conditions in the second half of the year, resulting in record ferrous contributions experienced towards the end of fiscal 2008, particularly from the North America segment. See detailed discussion below on revenue by segment and product group.
          Cost of materials and freight was A$6.1 billion in fiscal 2008 compared to A$4.4 billion in fiscal 2007. The increase was due to higher costs paid for unprepared scrap metal as a result of higher commodity prices, and costs of materials from recent acquisitions, most significantly Metal Management (approximately A$1.0 billion). Freight costs were also higher reflecting higher bulk cargo freight rates.
          Depreciation and amortization expense was A$94.6 million in fiscal 2008 compared with A$75.2 million in fiscal 2007. The increase was due to depreciation and amortization related to recent acquisitions, most significantly Metal Management. Depreciation expense also increased due to higher levels of capital expenditures which were A$129.7 million in fiscal 2008 compared to A$90.5 million in fiscal 2007.
          Finance costs were A$34.4 million in fiscal 2008 compared to A$30.4 million in fiscal 2007. The increase was primarily due to higher borrowings. The weighted average interest rate on our borrowings was 5.6% in fiscal 2008 compared to 6.7% in fiscal 2007. See “Liquidity and Capital Resources” discussion below for a further information related to our borrowings.
          Income from equity accounted investments was A$64.6 million in fiscal 2008 compared to A$7.0 million in fiscal 2007. The increase was a result of the formation of the SA Recycling joint venture in September 2007 which accounted for approximately A$42.0 million of income from equity accounted investments in fiscal 2008.
          Other expenses primarily represent employee benefits expense and repairs and maintenance. The increase predominantly represents expenses from Metal Management which were included for 3.5 months in the fiscal 2008 results.
          Income tax expense was A$218.7 million in fiscal 2008 resulting in an effective tax rate of 33.5% compared to A$116.8 million in fiscal 2007 and a corresponding effective tax rate of 32.8%. The increases were due to greater operating profits and a larger proportion of group profits generated in the United States where the federal statutory tax rate is 35% compared to 30% in Australia and 28% in the United Kingdom.
          Net profit after tax was a record A$433.2 million in fiscal 2008 compared to A$239.4 million in fiscal 2007. The record result was due to increased sales revenue, sales volumes, equity accounted income and a 3.5 month contribution from Metal Management (approximately A$86.8 million).

Results by segments
          The following table sets forth our revenue and earnings before income taxes, or EBIT, by segment. In discussing the operating results of our segments, we focus on EBIT which is a non-GAAP (IFRS or U.S.) financial measure. EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. EBIT is not a measure that is recognized under IFRS and it may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of EBIT to profit before tax.

	Fiscal years Ended June 30,
	2008		2007
(in thousands)	A$	%	A$	%
Sales by geography:
Australasia	1,745,109	23%	1,465,383	26%
North America	4,607,898	60%	2,938,246	53%
Europe	1,312,584	17%	1,144,891	21%

Total sales	7,665,591		5,548,520
Other revenue	4,945	0%	2,377	0%

Total revenue	7,670,536	100%	5,550,897	100%

Sales by product:
Ferrous metals	5,178,847	67%	3,319,031	60%
Non-ferrous metals	1,657,455	22%	1,623,139	29%
Secondary processing	252,297	3%	155,846	3%
Recycling solutions	576,992	8%	450,504	8%

Net sales	7,665,591	100%	5,548,520	100%

EBIT by geography:
Australasia	178,116	26%	153,621	40%
North America	411,580	60%	163,650	43%
Europe	93,632	14%	66,935	17%

Total EBIT	683,328	100%	384,206	100%

Reconciliation:
Total EBIT	683,328		384,206
Interest income	2,876		2,364
Finance costs	(34,374)		(30,405)

Profit before income tax	651,830		356,165

Australasia
          Sales in fiscal 2008 increased by A$279.7 million (19%) to A$1.7 billion from A$1.5 billion in fiscal 2007. EBIT in fiscal 2008 increased by A$24.5 million (16%) to A$178.1 million from A$153.6 million in fiscal 2007. The increase in sales and EBIT was due to higher prices for scrap metals and increased sales volumes.
          The strength of the Australasia business was reflected in a 12% increase in ferrous tonnage physically handled, and a 4% increase in non ferrous tons traded, compared to last year. To a significant extent, these record volumes were driven by our expanding base of regional sites in key areas and strong demand throughout Australia’s mining centers. Ongoing capital investment in downstream technologies further enhanced non ferrous recoveries from all of our shredder operations. In New Zealand, Sims Pacific Metals (our 50% joint venture) experienced strong demand from domestic consumers and also increased performance efficiencies as a result of major processing equipment upgrades.

North America
          Sales in fiscal 2008 increased by A$1.7 billion (57%) to A$4.6 billion from A$2.9 billion in fiscal 2007. In U.S. dollar terms, sales increased by 83%. EBIT in fiscal 2008 increased by A$247.9 million (151%) to A$411.6 million from A$163.7 million in fiscal 2007.
          Market conditions in North America were strong in the second half, particularly towards the end of the third quarter and throughout the fourth quarter of fiscal 2008. The increase in sales and EBIT was due to higher prices for scrap metals, higher sales volumes and approximately A$1.4 billion of sales and A$140.2 million of EBIT from Metal Management for 3.5 months in fiscal 2008. Total processed and brokered ferrous and non ferrous tons in North America increased 33%, year on year, to approximately 7.9 million tons. Fiscal 2008 EBIT also includes a 10 month contribution from the SA Recycling joint venture (approximately A$42.0 million).
Europe
          Sales in fiscal 2008 increased by A$167.7 million (15%) to A$1.3 billion from A$1.1 billion in fiscal 2007. EBIT in fiscal 2008 increased by A$26.7 million (40%) to A$93.6 million from A$66.9 million in fiscal 2007. Our European operations also enjoyed a record performance in fiscal 2008, with strong ferrous market conditions, particularly in the second half of the year.
          Year on year, ferrous intake grew by 16% and non-ferrous volumes by 34% contributing to the record performance. Our results also benefited from the full year inclusion of Cymru Metals, which was acquired in January 2007.
Sales by Product Group
          Ferrous sales were A$5.2 billion in fiscal 2008 compared to A$3.3 billion in fiscal 2007, representing an increase of A$1.9 billion (56%). The increase in ferrous sales was mainly due to higher selling prices, particularly in the fourth quarter in the United States. Ferrous sales also benefited from the inclusion of sales from Metal Management for 3.5 months in fiscal 2008 (approximately A$1.1 billion). In fiscal 2008, ferrous sales volumes (including brokerage) increased by approximately 2.0 million tons, or 22%, to 10.9 million tons compared to 9.0 million tons in fiscal 2007. Substantially all of the ferrous sales volume increase was attributable to Metal Management (approximately 1.8 million tons).
          Non-ferrous sales were slightly higher in fiscal 2008 at A$1.7 billion when compared to fiscal 2007 non-ferrous sales of A$1.6 billion. In fiscal 2008, non-ferrous sales volumes increased by approximately 61,000 tons (16%), to 453,000 tons compared to approximately 392,000 tons in fiscal 2007. All of the increase was attributable to Metal Management.
          Secondary processing sales were A$252.3 million in fiscal 2008 compared to A$155.8 million in fiscal 2007, which represented an increase of A$96.5 million (62%). The increase in sales was primarily due to an increase in lead prices and volumes for the ARA joint venture.
          Recycling solutions sales were A$577.0 million in fiscal 2008 compared to A$450.5 million in fiscal 2007, which represented an increase of A$126.5 million (28%). The increase reflected a full year contribution from the businesses acquired in fiscal 2007, strong metal prices (particularly for precious metals) and an initial contribution from the new “lifecycle management” dimension of the business.

Fiscal 2007 compared with fiscal 2006
          The following table sets forth selective line items and the percentage of net sales that they represent for the periods indicated.

	Years ended June 30,
	2007	% of	2006	% of	%
	A$	Sales	A$	Sales	Change
	(in thousands, except percentage data)
Total revenue	5,550,897	100%	3,754,509	100%	48%
Cost of materials and freight	(4,387,432)	(79)%	(2,845,023)	(76)%	54%
Depreciation and amortization	(75,177)	(1)%	(57,530)	(2)%	31%
Finance costs	(30,405)	(1)%	(18,360)	(0)%	66%
Income from equity accounted investments	7,030	0%	4,164	0%	69%
Other expenses	(708,748)	(13)%	(566,896)	(15)%	25%

Profit before income tax	356,165	6%	270,864	7%	31%
Income tax expense	(116,813)	(2)%	(84,495)	(2)%	38%

Net profit after tax	239,352	4%	186,369	5%	28%

          Total revenue increased by A$1.8 billion (48%) to A$5.6 billion in fiscal 2007 compared to A$3.8 billion in fiscal 2006. Approximately A$1.0 billion of the increase was attributable to a full year contribution from Hugo Neu, which was acquired in October 2005. The remainder of the increase was predominantly the result of strong ferrous prices, particularly in the fourth quarter following a rebound in global ferrous prices. A relatively small increase in sales volume comprised the remainder of the increase in sales revenue. The prices of non-ferrous metals, including nickel, copper, lead and tin remained at or were near record highs during the course of fiscal 2007, with particularly strong Asian market demand. See detailed discussion below on revenue by segment and product group.
          Cost of materials and freight was A$4.4 billion in fiscal 2007 compared to A$2.8 billion in fiscal 2006. The increase was due to higher costs paid for unprepared scrap metal, higher commodity prices, and the cost of material purchased from acquisitions made during fiscal 2007. Freight costs were also higher reflecting higher bulk cargo freight rates. Costs were also higher due to a full year inclusion of Hugo Neu in fiscal 2007 versus eight months in fiscal 2006.
          Depreciation and amortization expense was A$75.2 million in fiscal 2007 compared with A$57.5 million in fiscal 2006. The increase was due to depreciation and amortization related to recent acquisitions, most significantly Hugo Neu. Depreciation expense also increased due to higher levels of capital expenditures which were A$90.5 million in fiscal 2007 compared to A$76.4 million in fiscal 2006.
          Finance costs were A$30.4 million in fiscal 2007 compared to A$18.4 million in fiscal 2006. The increase was primarily due to higher borrowings and interest rates. The weighted average interest rate for fiscal 2007 was 6.7% compared to 5.8% for fiscal 2006.
          Income from equity accounted investments was A$7.0 million in fiscal 2007 compared to A$4.2 million in fiscal 2006. The increase reflected improved markets for scrap metals which led to higher profitability for our equity accounted investments.
          Other expenses primarily represent employee benefits expense and repairs and maintenance. The increase predominantly represents a full year of expenses from Hugo Neu in fiscal 2007 versus eight months in fiscal 2006.
          Income tax expense was A$116.8 million in fiscal 2007 resulting in an effective tax rate of 32.8% compared to A$84.5 million in fiscal 2006 resulting in an effective tax rate of 31.2%. The increase was due to higher operating profits and more profits generated in the United States where the federal statutory tax rate is 35% compared to 30% in Australia.

          Net profit after tax was A$239.4 million in fiscal 2007 compared to A$186.4 million in fiscal 2006. The increase was due to higher sales revenue, increased volumes, and a full year contribution from Hugo Neu in fiscal 2007.
Results by segments
          The following table sets forth our revenue and EBIT by segment:

	Fiscal years Ended June 30,
	2007		2006
(in thousands)	A$	%	A$	%
Sales by geography:
Australasia	1,465,383	26%	1,224,700	33%
North America	2,938,246	53%	1,735,204	46%
Europe	1,144,891	21%	792,503	21%

Total sales	5,548,520		3,752,407
Other revenue	2,377	0%	2,102	0%

Total revenue	5,550,897	100%	3,754,509	100%

Sales by product:
Ferrous metals	3,319,031	60%	2,259,112	60%
Non-ferrous metals	1,623,139	29%	1,082,681	29%
Secondary processing	155,846	3%	159,408	4%
Recycling solutions	450,504	8%	251,206	7%

Net sales	5,548,520	100%	3,752,407	100%

EBIT by geography:
Australasia	153,621	40%	125,059	43%
North America	163,650	43%	110,934	39%
Europe	66,935	17%	51,184	18%

Total EBIT	384,206	100%	287,177	100%

Reconciliation:
Total EBIT	384,206		287,177
Interest income	2,364		2,047
Finance costs	(30,405)		(18,360)

Profit before income tax	356,165		270,864

Australasia
          Sales in fiscal 2007 increased by A$240.7 million (20%) to A$1.5 billion from A$1.2 billion in fiscal 2006. EBIT in fiscal 2007 increased by A$28.6 million (23%) to A$153.6 million from A$125.1 million in fiscal 2006.
          The improvement was primarily due to higher sales volumes, contributions from acquisitions completed during the year, and major upgrades to four of our shredders which resulted in expanded processing capacity and technical enhancement to downstream recoveries.
North America
          Sales in fiscal 2007 increased by A$1.2 billion (69%) to A$2.9 billion from A$1.7 billion in fiscal 2006. EBIT in fiscal 2007 increased by A$52.7 million (48%) to A$163.7 million from A$110.9 million in fiscal 2006.
          The increase was principally due to the effect of a full year contribution from Hugo Neu (A$1.0 billion), an increased contribution from Sims Recycling Solutions primarily from the acquisition of URI (A$30.1 million) and Noranda (A$3.5 million), and a relatively small contribution from higher metal prices.

          The improvement in EBIT was due to a full year contribution from the former Hugo Neu business as well as improved market conditions in the United States. The Sims Recycling Solutions business in the United States also contributed higher profit due to the acquisitions of URI and Noranda.
Europe
          Sales in fiscal 2007 increased by A$352.4 million (44%) to A$1.1 billion from A$792.5 million in fiscal 2006. EBIT in fiscal 2007 increased by A$15.7 million (31%) to A$66.9 million from A$51.2 million in fiscal 2006. The increase was attributable to strong growth in metals recycling (A$204.5 million) that reflected volume growth of 10%, including volume increases from the acquisition of Cymru Metals (A$33.6 million) in January 2007. Sims Recycling Solutions also experienced strong sales growth of A$147.9 million, which included the acquisition of M+R in October 2006 (A$102.1 million).
          The improvement in EBIT was primarily due to acquisitions in the Sims Recycling Solutions business in Europe. Our European operations were driven by strong demand from Turkey and tight regional supply.
Sales by Product Group
          Ferrous sales increased by A$1.1 billion (47%) to A$3.3 billion in fiscal 2007 compared to A$2.3 billion in fiscal 2006. The increase was due to higher average selling prices, increased unit shipments and sales generated from recent acquisitions including the effect of a full year contribution from Hugo Neu (A$328.7 million). In fiscal 2007, shredded ferrous (including NFSR) and other processed ferrous volumes increased by approximately 657,000 tons (11.5%) to 6.4 million tons compared to 5.7 million tons in fiscal 2006.
          Non-ferrous sales increased by A$540.5 million (50%), to A$1.6 billion in fiscal 2007 compared to A$1.1billion in fiscal 2006. The increase was principally due to higher average selling prices. In fiscal 2007, non-ferrous sales volumes increased by approximately 20,000 tons (7%), to approximately 301,000 tons compared to approximately 281,000 tons in fiscal 2006.
          Our non-ferrous operations also benefited from higher prices for copper, aluminum and stainless steel (nickel base metal) in fiscal 2007. The increase in non-ferrous prices was evident in data published by COMEX and LME. According to COMEX data, average prices for copper were 70.4% higher in fiscal 2007 compared to fiscal 2006. According to LME data, average aluminum and nickel prices were 31.4% and 110.6% higher, respectively, in fiscal 2007 compared to fiscal 2006.
          Secondary processing sales from our manufacturing, steel distribution and other businesses decreased by A$3.6 million (2%) to A$155.8 million in fiscal 2007 compared to A$159.4 million in fiscal 2006. The decrease in sales was primarily due to the closure of our joint venture with Consolidated Extrusions.
          Sales from recycling solutions increased by A$199.3 million (79%) to A$450.5 million in fiscal 2007 compared to A$251.2 million in fiscal 2006. The increase was primarily due to a number of acquisitions made during the year, including M+R in October 2006, URI in February 2007 and Noranda in April 2007. In fiscal 2007, sales also benefited from a full year contribution from the interim New York City recycling contract that formed part of the Hugo Neu acquisition.

B. Liquidity and Capital Resources
Treasury responsibilities and philosophy
          The primary responsibilities of our treasury function are to procure capital resources, maintain an efficient capital structure, and manage the company’s liquidity, foreign exchange, interest rate and commodity price risk. Our overall financial risk management strategy seeks to mitigate these risks and reduce volatility on our financial performance.
          Financial risk management is carried out by a limited number of employees as authorized by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
          We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments.
          For further information regarding our financial and capital risk management, including our use of derivatives, see Note 2 to our consolidated financial statements included in Item 18 of this annual report.
Sources of liquidity
          Our sources of liquidity include cash and cash equivalents, collections from customers and amounts available under our unsecured global multi-currency/multi-option credit facilities. We believe these sources are adequate to fund operating expenses and related liabilities, planned capital expenditures and acquisitions, and the payment of cash dividends to shareholders for at least the next 12 months.
          As of June 30, 2008, our cash and cash equivalents amounted to A$133.5 million compared to A$38.6 million as of June 30, 2007. As of June 30, 2008, total borrowings on our credit facilities were A$496.6 million compared to A$341.3 million as of June 30, 2007. We had available borrowing capacity under our credit facilities of A$569 million as of June 30, 2008, compared to A$376 million as of June 30, 2007.
          Our primary credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, and Bank of America Corporation, or BOA. All of our primary credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities so long as we are not in default and the borrowings do not exceed the commitment amount. Our CBA credit facility, which matures on December 1, 2009, is for A$450 million and provides for multi-currency borrowings. Our WBC credit facility, which matures on August 1, 2009, is for A$400 million and provides for multi-currency borrowings. Borrowings under both the CBA and WBC credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar), or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility, which matures on December 1, 2009, is for US$200 million and bears interest at the U.S. prime interest rate minus a margin.
          These credit facilities generally contain customary representations and warranties and covenants. Customary negative covenants include certain restrictions on our and our subsidiaries’ ability to engage in certain corporate transactions without such lender’s consent, including: the creation of certain liens on our property; mergers, dissolution, liquidation or consolidation with or into another entity; certain dispositions of our property; engaging in any substantially different material line of business; and certain related party transactions.
          These credit facilities also require us to comply with certain financial covenants. The primary financial covenants require us to have a minimum tangible net worth that is not less than 85% of the tangible net worth from the preceding year, a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense of not less than 3.5 to 1 and a ratio of total debt to EBITDA of not greater than 3.0 to 1. We were in compliance with all of our financial covenants at June 30, 2008.
          Furthermore, these credit facilities contain customary events of default, such as: failure to pay any amounts outstanding under the credit facility when due; the failure to perform or observe certain covenants, including any financial covenant; certain breaches of any representation and warranty contained in the credit facility; the inability of us or any of our subsidiaries to pay its debts as they become due and payable; and the institution of an insolvency proceeding with respect to us or any subsidiary. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the lender and the acceleration of all amounts outstanding under such credit facility. These credit facilities also provide for cross defaults, such that if we default under one credit facility, we will be deemed to have defaulted under the other credit facilities.
          The CBA credit facility also provides for an annual review of the credit facility by CBA, which may either vary the terms of the facility to its satisfaction or terminate the facility with a one year notice period and call for repayment of any amounts outstanding. WBC has the same notice period and similar conditions attaching to the renewal.
          Subsequent to June 30, 2008, we increased the amount of availability under our credit facilities by A$100 million. Approximately A$1.0 billion of our current loan facilities are denominated in Australian dollars.
Cash Flows
          Net cash from operating activities was A$181.7 million in fiscal 2008 compared with A$313.5 million in fiscal 2007, and A$208.6 million in fiscal 2006. In fiscal 2008, net cash from operating activities decreased due to lower cash generated from operations caused by increases in working capital (particularly accounts receivable and inventories). In fiscal 2007, net cash generated from operating activities increased primarily due to an increase in cash generated from operations, offset by higher income taxes paid. Income taxes paid increased as a result of higher profits in fiscal 2007 compared to fiscal 2006.
          Net cash used in investing activities in fiscal 2008 was A$137.7 million compared with A$241.2 million in fiscal 2007, and A$103.0 million in fiscal 2006. Cash used in investing activities decreased in fiscal 2008 as cash used for acquisitions was A$58.5 million compared to A$158.9 million in fiscal 2007. In addition, we received a A$48.5 million return of capital from jointly controlled entities. Capital expenditures in fiscal 2008 were A$129.7 million compared to A$90.5 million in fiscal 2007. The increase in capital expenditures reflects our continued commitment to invest in, and enhance, our operations. Cash used in investing activities increased in fiscal 2007 compared to fiscal 2006 as a result of acquisitions. In fiscal 2007, we completed six acquisitions totaling A$158.9 million of cash compared to one acquisition in fiscal 2006 totaling A$28.5 million. Capital expenditures also increased from A$76.5 million in fiscal 2006 to A$90.5 million in fiscal 2007. Higher capital expenditures in fiscal 2007 reflected additional investment in plant and equipment for the Hugo Neu operations (which were acquired in October 2005) and for our Sims Recycling Solutions business.
          Net cash provided by financing activities in fiscal 2008 was A$52.4 million compared to net cash used in financing activities of A$49.5 million in fiscal 2007, and A$138.2 million in fiscal 2006. In fiscal 2008, we increased our borrowings by A$203.2 million in order to fund increased working capital requirements, capital expenditures and dividend payments. Cash dividends paid increased to A$156.6 million in fiscal 2008 compared to A$120.0 million in fiscal 2007 primarily as a result of the issuance of 53.5 million shares for the acquisition of Metal Management. Net cash used in financing activities decreased in fiscal 2007 compared to fiscal 2006, primarily as a result of increased borrowings. Borrowings were higher in fiscal 2007 compared to fiscal 2006, in part due to the funding of acquisitions. Dividends paid increased to A$120.0 million fiscal 2007 compared with A$113.2 million in fiscal 2006.
          On October 27, 2008, we paid a final dividend of A$0.75 per share comprised of a regular dividend of A$0.65 per share and a special dividend of A$0.10 per share to shareholders of record on

October 10, 2008. The total amount of dividends paid was A$135.6 million which consisted of cash dividends of A$115.4 million and A$20.2 million of dividends reinvested into ordinary shares pursuant to our dividend reinvestment plan.
C. Research and Development, Patents and Licenses
          Not applicable.
D. Trends information
          See “Item 5A — Operating Results” for information on material trends affecting our business and results of operations.
E. Off-Balance Sheet Arrangements
          There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except as follows:
•	We occasionally sell a portion of our accounts receivable to a third party under an uncommitted facility agreement. At the time the receivables are sold, the receivables are removed from our consolidated balance sheet. All credit risk passes to the third party at the time of the assignment, such that we have no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and we are not obligated to make offers or pay commitment fees to the third party.

•	We have provided letters of credit in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business. At June 30, 2008, the amount of letters of credit was A$22.9 million.

•	Along with our joint venture partner in SA Recycling, we both equally guarantee SA Recycling’s lines of credit. The amount of the guarantee we currently provide is US$135 million.
F. Tabular Disclosure of Contractual Obligations
          Our consolidated contractual obligations and commitments are summarized in the following table which includes aggregate information about our contractual obligations as of June 30, 2008 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

		Payments due by period
Contractual Obligations		Less than 1	1 to	3 to	More than 5
(in thousands of A$)	Total	Year	3 Years	5 Years	Years
Long-term debt (1)	530,129	24,009	506,120	—	—
Capital expenditures	25,779	25,779	—	—	—
Derivatives — net settled	(1,699)	(1,699)	—	—	—
Derivatives — gross settled:
Inflows	(139,236)	(139,236)	—	—	—
Outflows	139,450	139,450	—	—	—
Pension plan contributions	2,430	2,430	—	—	—
Operating leases	252,207	60,010	90,661	39,841	61,695

Total contractual cash obligations	809,060	110,743	596,781	39,841	61,695

(1)	Long-term debt includes interest based on the June 30, 2008 floating interest rates.
(2)	Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ending June 30, 2009. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Directors
     Set forth below is information regarding our directors:

Name and Age	Title	Term Expires
Executive Directors:
Daniel W. Dienst, 43	Group Chief Executive Officer	#
Jeremy L. Sutcliffe, 51	Chairman European/Australian Metal Recycling and Global SRS Divisions	2008*
Ross B. Cunningham, 63	Executive Director, Group Finance & Strategy	2008+

Non-Executive Directors:
Paul K. Mazoudier, 67	Independent Non-Executive Chairman of the Board	2009
Norman R. Bobins, 66	Independent Non-Executive Director	2008*
John T. DiLacqua, 56	Independent Non-Executive Director	2008+
J. Michael Feeney, 62	Independent Non-Executive Director	2009
Masakatsu Iwanaga, 68	Non-Independent, Non-Executive Director	2010
Robert Lewon, 66	Independent Non-Executive Director	2008*
Gerald E. Morris, 76	Independent Non-Executive Director	2008*
Christopher J. Renwick, 66	Independent Non-Executive Director	2010
Paul J. Varello, 65	Independent Non-Executive Director and Deputy Chairman	2009

#	- Under our constitution, the Group Chief Executive Officer does not have a term limit.
*	- Term renewed to 2011 at our Annual General Meeting on November 21, 2008.
+	- Retired from the Board on November 21, 2008.
Executive Directors
Daniel W. Dienst
          Executive director and Group Chief Executive Officer since March 2008. He was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management which entity merged with Sims in March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. He is a graduate of Washington University and received a J.D. from The Brooklyn Law School.
Jeremy L. Sutcliffe
          Executive Director since 2002 and Chairman European/Australian Metal Recycling and Global SRS Divisions. He is a Vice President and Board member of the Ferrous Division of the Bureau of International Recycling, a member of the Australian Institute of Company Directors and director of CSR Limited. Joined Sims in 1990 and held various senior executive positions, including Chief Executive UK, before assuming the position of Group Chief Executive in March 2002, a position held until March 2008.

Ross B. Cunningham
     Executive Director, Group Finance & Strategy from 1984 until his retirement from the Board on November 21, 2008. He is a fellow of the Australian Institute of Company Directors. Joined Sims in 1967 and has held various senior positions in Australia and South-East Asia, including General Manager, NSW and General Manager, Finance & Administration.
Non-Executive Directors
Paul K. Mazoudier
          Chairman of Sims since 1999 and independent non-executive director since 1991. He was formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. He was a director of HPAL Limited from 2000 until November 2007.
Norman R. Bobins
          Independent non-executive director since March 2008. He was formerly a director of Metal Management (since 2006), which merged with Sims in March 2008. From May 2007 until October 2007, he was Chairman of the Board of LaSalle Bank Corporation (a financial institution). From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. He earned his B.S. from the University of Wisconsin and his MBA from the University of Chicago.
John T. DiLacqua
          Independent non-executive director from March 2008 until his retirement from the Board on November 21, 2008. He was formerly a director (since June 2001) of Metal Management, which merged with Sims in March 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, he served as President of the U.S. Ferrous Operations of Philip Metals, Inc., and, prior to that, from May 1994, as the President of Luria Brothers. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. He is a certified public accountant.
J. Michael Feeney
          Independent non-executive director since 1991. He was formerly Executive Director, Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Masakatsu Iwanaga
          Non-independent, non-executive director since 2007. He is a member of the Australia & New Zealand Chamber of Commerce in Japan. He joined Mitsui & Co., Ltd in 1963 and worked in various divisions of that company culminating in his appointment, in 1999, as President & Managing Director, Mitsui Iron Ore Development, a position he held until his retirement in 2005.
Robert Lewon
          Independent non-executive director since March 2008. He was formerly a director (since March 2004) of Metal Management, which merged with Sims in March 2008. He has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the Company, was a long time advisor/consultant to TAMCO, the only steel mill in California, USA.
Gerald E. Morris
          Independent non-executive director since March 2008. He was formerly a director (since Jan 2004) of Metal Management, which merged with Sims in March 2008. He currently serves as President and Chief Executive Officer of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. He previously served as Chairman of the Board of Allmet Building Products, and has previously served as a director of Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a certified public accountant.
Christopher J. Renwick
          Independent non-executive director since 2007. He was employed with the Rio Tinto group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004) and a director of Downer EDI Limited (since 2004) and Transurban Holdings Limited and Transurban Infrastructure Management Limited (both since 2005).
Paul J. Varello
          Independent non-executive director since 2005 and deputy chairman since November 21, 2008. He is the President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, he was Chairman and CEO of American Ref-Fuel Company. In addition, he spent 25 years in the engineering and construction industry. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Executive Officers
          Set forth below is information regarding our executive officers:

Name and Age	Title
Robert C. Larry, 47	Group Chief Financial Officer
Tom Bird, 45	Managing Director — Metals Recycling and SRS — United Kingdom
Graham Davy, 43	Managing Director — Sims Recycling Solutions — Global Operations
Robert Kelman, 45	President — Commercial, North America
Darron McGree, 61	Managing Director — Australia and New Zealand, Sims Group Australia
Alan D. Ratner, 57	President — Operations, North America
Robert C. Larry
          Group Chief Financial Officer since March 2008. Executive Vice President and Chief Financial Officer of Metal Management from August 1996 to March 2008. Treasurer of Metal Management from September 2004 to March 2008.
Tom Bird
          Managing Director — Metals Recycling — United Kingdom since July 2003 and SRS — United Kingdom since 2007. Joined Sims in 1995 and appointed Managing Director Sims Bird Limited — a joint venture between Sims and The Bird Group.

Graham Davy
          Managing Director — Sims Recycling Solutions — Global Operations since October 2006. Has been employed by the Group in various capacities since September 1988, including establishing the SRS business in 2002.
Robert Kelman
          President — Commercial, North America since March 2008. President and Chief Operating Officer of Sims Group USA Holdings from 2007 to March 2008. Vice President and General Manager of Northeast Metals Operations of Sims Group USA since 2005. Prior to that time, he was the Senior Vice President and General Manager of Hugo Neu Schnitzer East, a joint venture between Hugo Neu Corporation and Schnitzer Steel, since 1997.
Darron McGree
          Managing Director of Sims Group Australia Holdings Limited since 2005. Prior to that time, held various senior management positions with Sims since joining the company in 1983.
Alan D. Ratner
          President — Operations, North America since March 2008. President of Metal Management Northeast, Inc. from 2001 to March 2008.
B. Compensation
          The following section reports the remuneration to our Board and describes our compensation policies and actual compensation for our executive officers as well as our use of equity incentives.
Director Compensation
           In fiscal 2008, non-executive directors (other than the Chairman of the Board) each received total annual compensation of A$170,610, excluding any fees received for holding the position of a Board committee chair. Effective after the merger with Metal Management on March 14, 2008, the chair of the Risk, Audit & Compliance Committee also received annual compensation of A$60,000 (paid pro-rata for the period March 14, 2008 to June 30, 2008) and the chairs of the Safety, Health, Environment & Community Committee, Remuneration Committee, Finance & Investment Committee and the Integration Committee also each received annual compensation of A$30,000 (paid pro-rata for the period March 14, 2008 to June 30, 2008). No annual compensation is paid to the chair of the Nomination Committee. The Chairman of the Board received total annual compensation of A$393,800, inclusive of chairing the Remuneration Committee.
           In fiscal 2009, non-executive directors (other than the Chairman of the Board) will each receive total annual compensation of A$195,600, excluding any fees received for holding the position of a Board committee chair. The chair of the Risk, Audit & Compliance Committee will also receive annual compensation of A$60,000 and the chairs of the Safety, Health, Environment & Community Committee, Remuneration Committee, Finance & Investment Committee and the Integration Committee will also each receive annual compensation of A$30,000. The Chairman of the Board will receive total annual compensation of A$433,200, inclusive of chairing the Remuneration Committee. Fees paid to United States domiciled non- executive directors are fixed at an exchange rate of A$1=US$0.9626 and fees paid to the Japanese domiciled non-executive director are fixed at an exchange rate of A$1=JPY 101.04, both for the whole of fiscal 2009.
           Board compensation is paid monthly or quarterly. No additional fees are paid to non-executive directors for attending Board or committee meetings.
          Non-executive members of the Board do not receive stock options, performance shares, restricted shares or other variable compensation for their duties as Board members. However, in connection with the merger with Metal Management, we assumed outstanding stock options that were held by Messrs. Bobins, Dienst, DiLacqua, Lewon and Morris. Non-executive directors are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments.
          Non-executive director fees are reviewed annually, considering publicly available information in respect of the level of fees that are paid to directors of other publicly listed companies with a similar market capitalization and any change to non-executive director roles and responsibilities over the year. Subject to the Corporations Act, the Sims constitution and listing rules of the ASX and subject to shareholder approval, to the extent that annual compensation to non-executive directors would exceed A$2,500,000 in aggregate, the Board will have the authority to modify the compensation paid to Board and committee members.
          In fiscal 2008, the aggregate remuneration paid to the members of the Board for their services as members of the Board was A$1,352,463.

          The following table sets forth the total annual remuneration paid to the members of our Board in fiscal 2008. For information with respect to the Sims shares and equity awards held by the members of the Board, please see “Item 6.E Share Ownership” below.

	Fees paid in	Pension/	Retirement
Name	Cash	Superannuation	Benefits	Total
	(in A$)
Paul K. Mazoudier	361,284	32,516	43,463	437,263
J. Michael Feeney	156,523	14,087	20,091	190,701
Masakatsu Iwanaga	170,610			170,610
Christopher J. Renwick	164,951	14,846		179,797
Paul J. Varello	170,610			170,610
Norman R. Bobins (1)	51,435			51,435
John T. DiLacqua (1)	43,744			43,744
Robert Lewon (1)	43,744			43,744
Gerald E. Morris (1)	59,127			59,127
Geoffrey Brunsdon (2)	65,218	5,870	6,341	77,429
Bob Every (2)	65,218	5,870		71,088

(1)	appointed March 14, 2008
(2)	resigned November 21, 2007
Executive Officer Compensation
           The following table sets forth remuneration paid to our executive officers in fiscal 2008. For information with respect to the Sims shares and equity awards held by executive officers, please see “Item 6.E — Share Ownership” below.

					Superannu
			Non-		ation/Retir	Share-
		Cash	monetary		ement	based
Name	Salary	Bonus	Benefits	Other	Benefits	Payments	Total
	(in A$)
Daniel W. Dienst (1)	306,711		34,434	(16,911)		185,622	509,856
Jeremy L. Sutcliffe	1,280,943	3,317,027	1,000	144,345	192,291	3,439,455	8,375,060
Ross B. Cunningham	621,553	1,316,700	1,000	67,228	108,947	1,133,336	3,248,764
Robert C. Larry (1)	193,713			19,036			212,749
Graham Davy	558,597	1,271,739	42,601		52,167	1,031,943	2,957,047
Darron McGree	509,650	843,000	1,000	51,778	89,350	775,930	2,270,709
Tom Bird	439,136	795,918	42,601	169,373	52,167	610,735	2,109,930
Robert Kelman	664,158	1,295,107	17,000	31,084	19,344	318,478	2,345,170
Alan D. Ratner (1)	122,684			6,067		127,871	256,622

(1)	appointed March 14, 2008

          During fiscal 2008, the following grants of performance rights were made:

		Number
	Date of	of
Name	Grant	Rights
Jeremy L. Sutcliffe	September 25, 2007	224,534
Ross B. Cunningham	September 25, 2007	66,847
Graham Davy	July 1, 2007	44,803
	September 25, 2007	49,443
Tom Bird	September 25, 2007	21,044
	September 25, 2007	33,741
Darron McGree	September 25, 2007	21,044
	September 25, 2007	45,693
Robert Kelman	September 25, 2007	24,644
          At our Annual General Meeting on November 21, 2008, shareholders approved the following equity grants to Messrs. Dienst and Sutcliffe:
•	Performance rights of 61,092 and 44,440 to Mr. Dienst and Mr. Sutcliffe, respectively. The performance rights vest upon achievement of a total shareholder return of Sims relative to an international peer group of companies in our sector. The measurement period of the total shareholder return is a three year period commencing July 1, 2008 and ending June 30, 2011.
•	Options to acquire 181,654 ordinary shares(or American Depository Shares) and 135,435 ordinary shares to Mr. Dienst and Mr. Sutcliffe, respectively, at an exercise price of US$8.39 and A$13.11, respectively. The options will vest ratably over 3 years.
C. Board Practices
           Under our constitution, the Board is required to be comprised of at least six directors. Under our Board Charter, a majority of directors, including the Chairperson of the Board, must be independent. The Chairperson must not also be the Group Chief Executive Officer or other officer or employee of Sims or of any of its consolidated subsidiaries.
          In accordance with the Listing Rules of the ASX, directors (other than the Group Chief Executive Officer) appointed to fill a casual vacancy or as an addition to the board must stand for re-election at the next following annual general meeting of the listed company, and directors serve three-year terms and are eligible for re-election to further three-year terms. Three of the four former Metal Management non-executive directors stood for re-election at our 2008 annual general meeting held on November 21, 2008, and were re-elected. The fourth former Metal Management non-executive director, John T. DiLacqua retired as a Sims director at the conclusion of the 2008 annual general meeting.
Role of the Board
           The duty of directors is to Sims and the role of the Board is to protect and enhance the rights and interests of shareholders of Sims and other key stakeholders by monitoring and reviewing the proper management of Sims through the implementation of sound strategies and action plans and the development of an integrated framework of controls over Sims’s resources, functions and assets including compliance with legislative and regulatory regimes.

Responsibilities of the Board
          The Board is responsible for the overall management of Sims, including for the following matters:
•	Overall corporate governance of Sims including oversight of its control and accountability systems.
•	Appointing (following the nomination by the Nomination/Governance Committee), removing and appraising the performance of the Group Chief Executive Officer and other executive directors.
•	On the recommendation of the Group Chief Executive Officer, appointing and, where appropriate, removing the Group Chief Financial Officer (or equivalent), the Group Company Secretary and the Head of Group Internal Audit.
•	Input to, and final approval of, management’s development of corporate strategy and performance objectives.
•	Monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available.
•	Enhancing and protecting the reputation of Sims by reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct, and legal compliance.
•	Approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures, and financial and other reporting.
Role of the Chairman of the Board
          We recognize that it is important that the Chairperson has a defined role in the organization and operates in accordance with clear functional lines. The Chairperson will:
•	chair Board meetings;
•	establish the agenda for Board meetings, in consultation with the executive directors and the Group Company Secretary;
•	be available to liaise with other directors between Board meetings;
•	chair meetings of shareholders, including the Annual General Meeting;
•	be the primary spokesperson for the company at the Annual General Meeting;
•	represent the views of the Board to shareholders of the company, the general public, governmental authorities, regulators and other stakeholders; and
•	develop and maintain key strategic relationships.
Powers delegated to management
           The Board has delegated general authority to manage the businesses of Sims to Daniel W. Dienst, the Group Chief Executive Officer, who in turn may delegate functions to other senior management. The Group Chief Executive Officer will also chair the North American metal recycling operations of Sims and have overall responsibility for global marketing, while Jeremy L. Sutcliffe chairs the metal recycling operations of Sims in Australasia and Europe as well as the SRS business globally. However, both Mr. Dienst and Mr. Sutcliffe remain answerable to the Board and must comply with any limits on their authority established by the Board from time to time.
Responsibilities of Individual Directors
           Each director is bound by all of our charters, policies and codes of conduct, including the Code of Conduct, the Market Disclosure Policy, the Share Trading Policy and the Anti-Corruption Code. The directors are expected to lead by example, setting standards of fairness, integrity and diligence which others within the company can follow. In particular, the directors must:

•	conduct their duties with the highest degree of honesty and integrity;
•	observe both the rule and spirit of the law, and comply with any relevant ethical and technical standards;
•	maintain the confidentiality of all information acquired in the course of conducting their role and not make improper use of, or disclose to third parties, any confidential information unless that disclosure has been authorized by the Board, or is required by law or by the Listing Rules of the ASX or the listing standards of the NYSE;
•	observe the principles of independence, accuracy and integrity in dealings with the Board, its committees, internal and external auditors and senior management within the company; and
•	disclose to the Board any actual or perceived conflicts of interest, whether of a direct or indirect nature, of which the director becomes aware and which the director reasonably believes may compromise the reputation or performance of the company.
Operations of the Board
•	The Board meets at least four times per year, and otherwise as it considers necessary.
•	A quorum for Board meetings is two directors, unless determined otherwise by the directors.
•	An Agenda for meetings is required, where practicable, be prepared and circulated to Board members and other relevant individuals at least 48 hours prior to the time of the meeting.
•	Board meetings may be held by directors communicating with each other by any technological means by which they are able to simultaneously hear each other and participate in discussion. The minutes of the meeting record the method of communication by which the meeting was conducted.
•	The Board meetings are minuted and the minutes tabled at the next Board meeting.
•	The Board, through its Chairperson, may request the attendance of management and/or staff of Sims on a regular or irregular basis, as it deems necessary, to provide appropriate information or explanations.
•	The Board will review and recommend any update to this Charter as deemed necessary.
•	The Board will perform an evaluation of the Board’s performance, utilizing external consultants where necessary, at least annually to determine whether the Board is functioning effectively by reference to current best practice.
Authority of the Board
          The Board has direct and unlimited access to Sims senior managers, including the right to seek additional information and explanation, during its meetings. Each director has the right to procure, at our expense, and with the prior approval of the Chairperson, independent professional advice with respect to his or her duties and obligations as a director.
Committees of the Board
          The Board has established six committees to assist in the execution of Board functions, namely, a Remuneration Committee, a Risk, Audit & Compliance Committee, a Safety, Health, Environment & Community Committee, a Nomination/Governance Committee, a Finance & Investment Committee and, for an interim period, an Integration Committee. Although the Board may delegate powers and responsibilities to these committees, the Board retains ultimate accountability for discharging its duties. Descriptions of the current roles and responsibilities of these committees are set out below.
Remuneration Committee
          The Remuneration Committee of the Board is comprised of at least three directors, with a majority being independent. The current members of the Remuneration Committee are Paul K. Mazoudier (Chair), J. Michael Feeney, and Gerald E. Morris.

          The primary role of the Remuneration Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies which are observed and which enable us to attract and retain executives and directors who will create value for shareholders.
Risk, Audit & Compliance Committee
          The Risk, Audit & Compliance Committee, or RAC, is comprised of at least three directors, each of whom must be independent. All RAC members must be financially literate and have an understanding of the industry in which we operate. At least one member must have accounting or related financial management expertise, either as being a qualified accountant, or other financial professional with experience of financial and accounting matters. The current members of the RAC are Gerald E. Morris (Chair), J. Michael Feeney, and Paul K. Mazoudier.
          The primary role of the RAC is to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to Sims accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes insurance coverage), the internal and external audit functions, and compliance with legal and regulatory requirements.
          The RAC is also required to pre-approve all audit and non-audit services (including valuation, internal audit, legal and corporate services) provided by the external auditors and not engaging the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditors’ judgment or independence in respect of Sims or that violate the prohibitions on non-audit services provided in Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 or the auditor independence rules or interpretations of the SEC or the United States Public Company Accounting Oversight Board.
Safety, Health, Environment & Community Committee
          The Safety, Health, Environment & Community Committee, or SHEC, is comprised of at least three directors, of whom one at least must be independent. The current members of the SHEC are Christopher J. Renwick (Chair), Daniel W. Dienst, Robert Lewon, Paul K. Mazoudier, and Jeremy L. Sutcliffe.
          The SHEC provides additional focus and advice to the Board on key safety, health, environment and community issues. The SHEC assists the Board to fulfill and discharge its SHEC obligations. The main role and function of the SHEC is to:
•	Following receipt of a recommendation from the Sims SHEC Executive Committee, recommend to the Board for adoption the SHEC standards and policy across Sims global business.
•	Monitor and review reports from the Sims SHEC Executive Committee on the effectiveness of the SHEC standards, policy and management systems across Sims global business.
•	Liaise with and receive advice from the Sims SHEC Executive Committee on key SHEC issues.
•	Report to the Board on key SHEC issues.
Nomination/Governance Committee
          The Nomination/Governance Committee is comprised of at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Paul K. Mazoudier (Chair), Norman R. Bobins, Daniel W. Dienst, Masakatsu Iwanaga, Gerald E. Morris, and Jeremy L. Sutcliffe.
          The primary role of the Nomination/Governance Committee is to support and advise the Board in fulfilling its responsibilities to shareholders of the company in having a Board comprising individuals who are best able to discharge the responsibilities of directors.

Finance & Investment Committee
          The Finance & Investment Committee, or FIC, is comprised of at least three directors of whom one at least shall be independent. The current members of the FIC are Norman R. Bobins (Chair), Daniel W. Dienst, Robert Lewon, Christopher J. Renwick; Jeremy L. Sutcliffe, and Paul J. Varello.
          The role of the FIC is to review, advise and report to the Board on the management our financial resources and invested assets, shareholder dividend policy and shareholder dividends, our capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC also reviews broad investment policies and guidelines for us and our subsidiaries and makes recommendations to the Board.
Integration Committee
          The members of the Integration Committee of the Board are Norman R. Bobins, Daniel W. Dienst, Jeremy L. Sutcliffe and Paul J. Varello. The primary role of the Integration Committee is to assist the Board with integrating the business of Metal Management with that of Sims.
D. Employees
          We had approximately 6,000 employees as of June 30, 2008. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2008	2007	2006
Australasia	1,099	985	959
North America	3,574	1,414	1,235
Europe	1,312	1,024	950

Total employees	5,985	3,423	3,144

          The increase in the number of employee from June 30, 2007 to June 30, 2008 primarily is a result of the Metal Management acquisition. Some of our employees at various locations throughout the world are represented by trade unions, and we are a party to collective bargaining agreements with employee organizations at various sites. There have been no significant work stoppages or labor disputes involving our employees in any of the last five years. In the United States, Australasia and Europe respectively, 48%, 45% and 20% of employees are represented by independent trade union organizations or covered by a collective bargaining agreement.
          Management believes that we have a good relationship with our employees and with the labor unions.
E. Share ownership
          Details regarding share ownership, as well as potential ownership interest through holding of equity-based incentives, of the members of our Board and our executive officers are set forth in Note 28 of our financial statements included in Item 18 of this annual report.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
          As of December 8, 2008, to the knowledge of Sims, the following persons, having provided us with substantial shareholder notices in accordance with the Corporations Act of Australia, beneficially owned 5% or more of Sims ordinary shares:

Principal Beneficial Shareholders	Number of Shares	Percentage
Mitsui Raw Materials Development Pty Limited	34,649,903	19.05%
M & G Investment Funds	18,220,805	10.02%
Legg Mason Asset Management Limited	12,085,499	6.64%
          As of December 8, 2008, the following persons were registered at Sims’ share registry as holding 5% or more of Sims ordinary shares:

Principal Registered Shareholders	Number of Shares	Percentage
National Nominees Limited	39,677,869	21.82%
Mitsui Raw Materials Development Pty Limited	34,649,903	19.05%
HSBC Custody Nominees (Australia) Limited	21,685,662	11.93%
J.P. Morgan Nominees Australia Limited	19,400,232	10.67%
          Shareholders of the company do not have different voting rights. Mitsui Raw Materials Development Pty Limited holds approximately 19.1% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board.
          As of June 30, 2008, there were 180,525,637 ordinary shares outstanding, of which 5,575,201 ordinary shares were held by 28 registered holders with a registered address in the United States and 34,079,366 ADSs were held by 220 registered holders with a registered address in the United States. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
B. Related party transactions
          Transactions with related parties that are material to us or to a related party are presented in Note 32 of our consolidated financial statements included in Item 18 of this annual report.
C. Interests of experts and counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
          Our consolidated financial statements are set out on pages F-2 to F-68 of this annual report (refer to Item 18 “Financial Statements”).
Adoption of IFRS
          This is our initial Form 20-F filing with the SEC. We previously filed our consolidated financial statements with the SEC in Amendment No. 2 to Form F-4 Registration Statement filed on February 8, 2008. Those consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, or US GAAP.

          Following the publication of SEC Release 33-8879, “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” we have decided to file our consolidated financial statements in this Form 20-F in accordance with IFRS as issued by the International Accounting Standards Board.
          An explanation of the significant differences between IFRS and US GAAP that are relevant to our consolidated financial statements is presented below together with tabular reconciliations for fiscal 2007 and fiscal 2006 for consolidated net income and consolidated shareholders’ equity previously reported in accordance with US GAAP to the equivalent measures restated in accordance with IFRS.

			Years ended June 30,
			2007	2006
(in thousands)	Note		A$	A$
Income Statement:
Net income under US GAAP			249,874	191,128
IFRS adjustments:
Derivatives and hedge accounting	(a	)	(14,680)	(290)
Inventory adjustment	(b	)	7,645	—
Pension plan accounting	(c	)	(6,406)	(5,901)
Depreciation expense	(d	)	(2,153)	(1,169)
Land revaluations	(d	)	—	1,188
Capitalized interest	(e	)	(442)	(1,327)
Income tax on IFRS adjustments			5,514	2,740

Net IFRS adjustments			(10,522)	(4,759)

Net income under IFRS			239,352	186,369

			2007	2006
			A$	A$
Shareholders equity
Shareholders equity under US GAAP			1,100,367	1,031,726
IFRS adjustments:
Derivatives and hedge accounting	(a	)	(5,271)	288
Inventory	(b	)	7,645	—
Pension plan accounting	(c	)	(2,933)	(1,234)
Land revaluations	(d	)	109,900	76,497
Capitalized interest	(e	)	(1,769)	(1,327)
Goodwill	(f	)	65,287	76,558
Income tax on IFRS adjustments			6,204	690

Shareholders equity under IFRS			1,279,430	1,183,198

(a) Derivatives and hedge accounting
          Under both IFRS and US GAAP, derivative financial instruments are recognized as assets and liabilities and measured at their fair values at the balance sheet date and, in the absence of hedge accounting, changes in their fair values are recognized immediately in net income. Derivatives which qualified for hedge accounting under IFRS did not meet the requirements for hedge accounting under US GAAP due to more stringent US GAAP requirements around hedge effectiveness.
          The hedge designation requirements under US GAAP vary in certain respects to those under IFRS. Under US GAAP, Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” hedge effectiveness testing must be performed at least every three months in order for an instrument to qualify for hedge accounting. Under IFRS, IAS 39, “Financial Instruments: Recognition and Measurement,” hedge effectiveness testing is, at a minimum, only required to be preformed at the time an entity prepares its annual and interim statements.

          Revaluation gains and losses on hedging instruments were recognized in net income under US GAAP. Under IFRS, our derivatives qualify for hedge accounting with the revaluation gains and losses on hedging instruments recognized in equity in the Hedging Reserve until the hedging instruments expire or are sold or terminated at which time they are recognized in the income statement.
(b) Inventory adjustments
          Under both IFRS and US GAAP, inventories must be stated at the lower of cost or market value. To the extent hedging instruments are used to hedge the cash flow exposure related to the inventory but the hedging instruments do not qualify for hedge accounting, the associated hedging gains and losses are recognized in the income statement. If hedge gains are recognized in the income statement, consideration must be given to the corresponding inventories to ensure they are stated at lower of cost or market value.
          Under US GAAP, our derivative contracts, including hedging instruments for certain types of inventory, did not qualify for hedge accounting. As a result of recognizing a hedging gain on these hedging instruments in the income statement, the corresponding inventories were revalued at lower of cost or market value.
(c) Pension plan accounting
          Under IAS 19, “Employee Benefits,” we recognize actuarial gains and losses in the period in which they occur outside the income statement, directly in the statement of recognized income and expense. These are accumulated in retained earnings. Under US GAAP, SFAS No. 87, “Employers Accounting for Pensions,” recognition of actuarial gains and losses were required to be amortized as a component of net periodic pension cost. Upon the adoption of SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” actuarial gains or losses that are not recognized as part of the net periodic pension cost are recorded as a component of Other Comprehensive Income in equity.
(d) Revaluation of land and buildings
          Pursuant to IAS No. 16, “Property, Plant and Equipment,” entities can record their land and buildings at depreciated cost or fair value (revaluation model). We use the revaluation method for the IFRS financial statements. The revalued amount of an asset is the fair value at the revaluation date less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The fair value of land and buildings is determined from market based evidence by appraisal that is normally undertaken by professional valuers. Under US GAAP, land and buildings cannot be revalued upwards to reflect appraisal, market or current values that are above cost except in very specific cases.
          The adjustment to net income under US GAAP reflects additional depreciation expense on buildings as a result of the higher carrying values of buildings under IFRS. The adjustment to shareholders equity reflects the adjustment to the asset revaluation reserve under IFRS for the increase in fair value of certain of our land and buildings.
(e) Capitalized interest
          Under IFRS, we do not capitalize any element of our interest expense. Under US GAAP, interest expense is required to be capitalized for qualifying assets, primarily major construction projects. The adjustment to the income statement and shareholders equity reflects the reversal of interest expense that would otherwise be capitalized under US GAAP.
(f) Goodwill
          Under both IFRS and US GAAP, amortization of goodwill is prohibited. However, a difference exists between the carrying amounts of our goodwill primarily due to differences in the way US GAAP and IFRS recognize the initial measurement and subsequent accounting for goodwill arising on past acquisitions.

          As it relates to the initial measurement of goodwill, under US GAAP, SFAS No. 141, “Business Combinations,” the purchase price for acquisitions in which equity is issued is determined based on the stock price on the date of announcement. Under IFRS No. 3, “Business Combinations” the purchase price is determined based on the stock price on the date of completion of an acquisition. An adjustment of A$88.9 million was made to shareholders equity to reflect the higher cost of equity issued for acquisitions under IFRS as compared to US GAAP.
          IFRS No. 3, which prohibited further amortization of goodwill, was effective for us as of July 1, 2004 on initial transition to IFRS from previous Australian GAAP and was not applied retrospectively. Hence goodwill was amortized up to July 1, 2004. Under US GAAP, SFAS No. 141 was effective for us July 1, 2001 at which time we ceased to amortize goodwill. An adjustment of A$14.1 million was made to retained earnings to reflect amortization expense recognized under Australian GAAP for the period July 1, 2001 to June 30, 2003.
Dividend Policy
          Under our constitution, our Board may, from time to time, determine that a dividend is payable to our shareholders. Subject to our constitution, the Corporations Act, the listing rules of the ASX and the rights of holders of shares with special rights as to dividends, dividends are to be apportioned and paid among our shareholders in proportion to the amounts paid up (not credited) on the shares held by the shareholders. In relation to partly paid shares, any amount paid on a share in advance of a call will be ignored when calculating the relevant proportion. We presently expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our net income, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of net income.
          The Corporations Act and our constitution provide that no dividend is payable except out of our profits. Our constitution provides that the declaration of the Board as to the amount of profits is conclusive. Under Australian law, the term “profits” has a particular legal meaning that broadly requires ensuring that the past fiscal year’s retained earnings (deducting any current fiscal year losses) are sufficient to satisfy the dividend amount payable.
          The Board may deduct from any dividend payable to a shareholder all sums of money presently payable by the shareholder to Sims on account of calls on shares held by it or otherwise.
          Except as otherwise provided by law, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by Board for the benefit of Sims until claimed.
          In addition, we have adopted a dividend reinvestment plan, which permits eligible participants to elect to be issued Sims ordinary shares in lieu of a cash dividend for some or all of their Sims ordinary shares.
B. Significant Changes
           See Item 3.D “Risk Factors” and Item 5.A “Operating and Financial Review and Prospects — Operating Results — Recent Developments” for information relating to certain changes affecting our business since June 30, 2008.
Item 9. The Offer and Listing
A. Offer and Listing Details
          Our capital consists of ordinary shares traded on the ASX under the symbol “SGM.” American Depositary Shares, or ADSs, each representing one of our ordinary shares, are traded on the NYSE under the symbol “SMS.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Bank of New York Mellon, as Depositary under the Amended and Restated Deposit Agreement dated as of March 14, 2008, among Sims, Bank of New York Mellon and registered holders from time to time of ADRs. The ADSs began trading on March 17, 2008.

          The table below sets forth, for the periods indicated, the reported high and low quoted prices for our ordinary shares on the ASX and the reported high and low quoted prices for the ADSs on the NYSE.

	ASX Price		NYSE Price
	per share A$		per share US$
	High	Low	High	Low
Year ended June 30, 2008:
First Quarter	34.28	23.59	n/a	n/a
Second Quarter	32.40	25.05	n/a	n/a
Third Quarter	34.67	24.00	31.12	23.70
Fourth Quarter	42.41	29.62	40.99	27.25

Year ended June 30, 2007:
First Quarter	21.59	17.79	n/a	n/a
Second Quarter	23.59	19.20	n/a	n/a
Third Quarter	24.79	19.06	n/a	n/a
Fourth Quarter	28.65	22.62	n/a	n/a

Year ended June 30, 2006	20.60	14.03	n/a	n/a
Year ended June 30, 2005	19.25	11.36	n/a	n/a
Year ended June 30, 2004	12.22	8.60	n/a	n/a

Most recent six months:

November 2008	17.08	10.68	12.05	7.02
October 2008	29.99	13.15	23.37	8.50
September 2008	35.41	27.22	29.25	20.00
August 2008	35.79	28.81	30.42	25.25
July 2008	43.20	29.83	41.49	28.78
June 2008	42.41	35.38	40.99	33.29
May 2008	38.79	33.50	37.09	31.60
B. Plan of Distribution
          Not applicable.
C. Markets
          The principal trading markets for our shares are the ASX, in the form of ordinary shares, and the NYSE, in the form of Sims ADSs.
D. Selling Shareholders
          Not applicable.
E. Dilution
          Not applicable.
F. Expenses of the Issue
          Not applicable.

Item 10. Additional Information
A. Share Capital
          Not applicable.
B. Memorandum and articles of association
General
          We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our registered company number is 114 838 630. Our constitution does not specify the objects and purposes of the company. The rights of our shareholders are set forth in our constitution, which is similar in nature to the certificate of incorporation and bylaws of a company incorporated under state corporation laws in the United States. Our constitution is subject to the terms of the Listing Rules of the ASX and the Corporations Act. Our constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
          Our current constitution was adopted on October 21, 2005 and was amended on November 21, 2007. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor does it provide a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution filed as Exhibit 1.1 hereto.
Directors
          Our constitution provides for a minimum of six directors. Under the listing rules of the ASX, our directors are elected for three year terms and must retire from office or seek re-election by no later than the third annual general meeting following such director’s election or three years, whichever is longer. Our Group Chief Executive Officer, Daniel W. Dienst, is not subject to this obligation while he serves in such position.
          The number of directors up for election at an annual general meeting depends upon the number of directors due to retire or seek re-election that year. However, our constitution provides that, unless otherwise determined by a resolution of our Board while Sims is listed on the ASX, at least one director must retire from office at each annual general meeting, unless there has been an election of directors earlier that year. If no director is required to retire at the annual general meeting due to having been in office for three years or due to being appointed that year, the director required to retire will be the one who has been longest in office since his or her last election.
          Directors are elected by an ordinary resolution of the holders of our ordinary shares and ADSs. However, the Board has the power to appoint any other person as a director either to fill a casual vacancy (on retirement of a director or where the maximum allowable number of directors has not been appointed). Directors appointed in this manner must retire from office (and will be eligible for re-election) at the next annual general meeting. The constitution contains no age limit requirements for the retirement or non-retirement of directors and does not require a director to hold shares in Sims.
          Subject to the Corporations Act and the Listing Rules of the ASX, neither a director nor his or her alternate may vote at any Board meeting about any contract or arrangement in which the director has, whether directly or indirectly, a material personal interest. However, that director may execute or otherwise act in respect of that contract or arrangement. Any director who has a material personal interest in a matter that relates to the company’s affairs must give the other directors notice of that interest, unless the interest is of a type referred to in section 191(2)(a) of the Corporations Act, or all of the conditions referred to in section 191(2)(c) of the Corporation Act are satisfied. The director must declare the nature and extent of the director’s interest and the relation of the interest to the company’s affairs at a Board meeting as soon as possible after the director becomes aware of his or her interest in the matter. A director who has an interest in a matter may give a standing notice to the other directors of the nature and extent of that director’s interest in the matter in accordance with section 192 of the Corporations Act. Any director who holds any office or possesses any property whereby the holding or possession might (whether directly or indirectly) create conflicting duties or interests with those as a company director must declare the fact of holding that office or possessing that property, and the nature and extent of any conflict, at the first Board meeting held after he or she becomes a director or (if already a director) at the first Board meeting held after he or she becomes aware of the relevant facts.
          We may in general meeting from time to time determine the maximum aggregate cash remuneration to be paid to the non-executive directors for services rendered as directors. Until a different amount is determined, the remuneration is A$2,500,000 per annum. The directors may divide the remuneration among themselves in any proportions and in any manner as they may from time to time determine. If the directors do not or are unable to agree as to the apportionment of the remuneration, it will be divided among them equally. If any director performs extra services or makes special exertions (at the Board’s request), such as going or living abroad, serving on any Board committee, or otherwise for any company purpose, we may remunerate that director by paying for those services and exertions.
          The directors may from time to time, at their discretion, cause the company to borrow or raise any sum or sums of money or obtain other financial accommodation for company purposes and may grant security for the repayment of that sum or sums or the payment, performance or fulfillment of any debts, liabilities, contracts or obligations incurred or undertaken by the company in any manner and on any terms and conditions as they think fit and in particular by the issue or re-issue of bonds, perpetual or redeemable debentures or any mortgage, charge or other security on the undertaking or the whole or any part of the property of the company (both present and future) including its uncalled or unpaid capital for the time being.
Rights and Restrictions on Classes of Shares
          The rights of holders of our ordinary shares are governed by the Corporations Act, our constitution, the listing rules of the ASX and Australian law. Our constitution provides that we may issue preference, deferred, or non-voting shares, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the Board may determine from time to time.
          Our constitution provides that, subject to the Corporations Act and the listing rules of the ASX, all or any of the rights and privileges attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied or cancelled, including by converting or reclassifying shares from one class to another (i) with the written consent of holders of at least 75% of the shares issued in such class; or (ii) with the approval of a special resolution passed at a meeting of holders of the shares of such class.
Dividend Rights
          Under our constitution, the Board may, from time to time, determine that a dividend is payable to our shareholders. Subject to our constitution, the Corporations Act, the listing rules of the ASX and the rights of holders of shares with special rights as to dividends, dividends are to be apportioned and paid among our shareholders in proportion to the amounts paid up (not credited) on the shares held by the shareholders. In relation to partly paid shares, any amount paid on a share in advance of a call will be ignored when calculating the relevant proportion.
          The Corporations Act and our constitution provide that no dividend is payable except out of our profits. Our constitution provides that the declaration of the Board as to the amount of our profits is conclusive. Under Australian law, the term “profits” has a particular legal meaning that broadly requires ensuring that the accumulated retained earnings of prior fiscal years (deducting any current fiscal year losses) are sufficient to satisfy the dividend amount payable.

Voting Rights
          Our constitution provides that, generally, each shareholder has one vote on a show of hands and, on a poll, one vote for each ordinary share fully paid and, if not fully paid, a fraction of a vote equivalent to the proportion of the ordinary share paid up.
          A shareholder may not vote at any general meeting in respect of ordinary shares it holds on which calls or other moneys are due and payable to Sims at the time of the meeting. However, a shareholder holding ordinary shares on which no calls or other moneys are due and payable to Sims is entitled to receive notices of, and to attend, any general meeting and to vote and be counted in a quorum even though that shareholder has moneys then due and payable to Sims in respect of other ordinary shares which that shareholder holds.
          Joint holders of our ordinary shares may vote at any shareholders’ meeting either personally or by proxy or by attorney or representative in respect of those ordinary shares as if they were solely entitled to those ordinary shares. If more than one joint holder votes, then the vote of the joint holder whose name appears first on the register will be counted.
Preemptive Rights
          Preemptive rights on transfers of shares are not applicable to listed companies in Australia. ASX listing rule 7.1 provides the extent to which listed companies can place shares without offering them to existing shareholders on a rights basis. Generally, placements are limited to 15% of the company’s outstanding share capital in any rolling 12-month period.
Liability to Further Calls
          The Board may make calls on the shareholders as it deems fit for all moneys unpaid on shares held by such shareholders which are not moneys made payable by the conditions of allotment at fixed times. A call is deemed to have been made when the board resolution authorizing such call was passed. A call may be made payable by installments. The Board may revoke or postpone a call.
          We must give written notice of a call at least 30 business days before such call is due. The notice must specify the time and place for payment and any other information required by the listing rules of the ASX. The non-receipt of any notice by, or the accidental omission to give notice of any call to, any shareholder will not invalidate the call.
          The directors may, on the issue of shares, differentiate between the shareholders as to the amount of calls to be paid and the time for payment of those calls. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any fixed date, will for the purposes of Sims’s constitution be deemed to be a call duly made and payable on the date on which the sum is payable. In case of non-payment, all the relevant provisions of our constitution as to payment of interest and expenses, forfeiture or otherwise will apply as if the sum had become payable by virtue of a call duly made and notified.
          A sum called in respect of a share and not paid on or before the date for payment bears interest from the date for payment to the time of actual payment at any rates as the Board may determine. The Board may waive payment of interest, either in whole or in part.
Liquidation Rights
          In a winding up, any assets available for distribution to shareholders will, subject to the rights of the holders of shares issued on special terms and conditions, our constitution, the Corporations Act and the listing rules of the ASX, be distributed amongst the shareholders in proportion to the capital paid up on their shares and any surplus distributed in proportion to the amount paid up (not credited) on shares held by them.

          We cannot pay any director or liquidator any fee or commission on the sale or realization of the whole or part of Sims’s undertaking or assets without shareholders’ approval. Such approval must be given at a general meeting convened by notice specifying the fee or commission proposed to be paid.
          If Sims is wound up, whether voluntarily or otherwise, the liquidator may (i) with the shareholders’ approval via a special resolution, divide among the contributories in specie or kind any part of the assets of Sims; (ii) with the shareholders’ approval via a special resolution, vest any part of the assets of Sims in trustees of trusts for the benefit of the contributories or any of them as the liquidator deems appropriate; and (iii) determine the values it considers fair and reasonable on any property to be divided and determine how the division is to be carried out.
Annual General Meetings and General Meetings of Shareholders
          Under the Corporations Act and our constitution, there are two types of shareholders’ meetings: annual general meetings and general meetings. Annual general meetings, under the Corporations Act, are required to be held at least once every calendar year and within five months after the end our fiscal year.
          General meetings of shareholders may be called by Board. Under the Corporations Act, notice of a general meeting must be given to our shareholders at least 28 days before the date of such general meeting. The notice must specify the date, time and place of the general meeting and state the general nature of the business to be transacted at the general meeting. Under the Corporations Act, a general meeting of shareholders may be called by shareholders holding at least 5% of the total votes that may be cast at the meeting or at least 100 shareholders who are entitled to vote. A quorum for a general meeting is three shareholders.
          All shareholders are entitled to attend annual general meetings and general meetings, in person or by proxy, attorney or corporate representative.
Foreign Ownership Regulation
          Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 which impose certain conditions on, or approvals in respect of, the foreign ownership of Australian companies, there are no limitations imposed by law, or our constitution, on the rights of non residents or foreign persons to hold or vote the ordinary shares or Sims ADSs that would not apply generally to all shareholders.
Restrictions on Takeovers
          The Corporations Act places restrictions on the acquisition of greater than 20% of Sims’s issued voting shares (or where a shareholder’s voting power, whose voting power was already above 20% but below 90%, increases in any way). Such acquisitions must comply with certain prescribed exceptions to these restrictions set forth in the Corporations Act. For instance, such an acquisition may be made under a takeover offer made to all shareholders on the same terms and which complies with certain timetable and disclosure requirements.
          Generally, a company listed on the ASX may not acquire a substantial asset from, or dispose of a substantial asset to, a person who (together with associates) controls more than 10% of such company’s voting shares, or issue securities to a related party (generally connoting control of the company), unless such transaction has been approved by such company’s shareholders. The Corporations Act also imposes limitations on transactions between public companies and related parties which do not have shareholder approval (unless certain exceptions apply).
Ownership Threshold
          There are no provisions in our constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% relevant interest in our voting shares is obtained. Further, once a shareholder owns a 5% relevant interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our voting shares or if it ceases to have relevant interest of at least 5%.

C. Material contracts.
Acquisition of Metal Management, Inc.
          On March 14, 2008, MMI Acquisition Corporation, a wholly-owned subsidiary of Sims, merged with and into Metal Management. We issued 53,473,817 Sims ADSs to the former shareholders of Metal Management. The merger agreement is included as Exhibit 4.1 of this annual report.
Operating Agreement with SA Recycling joint venture
          In September 2007, we merged our Southern California scrap metal recycling assets with those of Adams Steel LLC. The joint venture company, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. The operating agreement governing the joint venture is included as Exhibit 4.13 of this annual report.
Top-Up Deed with Mitsui Raw Materials Development Pty Limited, or Mitsui (formerly known as Votraint No. 1652 Pty Limited)
          On April 2, 2007, we entered into a top-up deed with Mitsui in order to provide certain rights to Mitsui in connection with shares acquired by Mitsui in Sims. The agreement is included as Exhibit 2.2 of this annual report.
D. Exchange controls
          The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. We are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:
•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia; and
•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs for certain payments or dealings in or out of Australia to or on behalf of:
•	members of the previous government of Iraq, its senior officials and their immediate families;
•	certain supporters of the former government of the Federal Republic of Yugoslavia;
•	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals; or
•	certain ministers and senior officials of the Government of Zimbabwe.
          This list is subject to change from time to time.
          Accordingly, at the present time, remittance of dividends on our ordinary shares to the depositary is not subject to exchange controls.
          Other than under the Corporations Act, the Australian Foreign Acquisitions and Takeovers Act (insofar as such laws apply) or as contained in associated Australian government policy (and except as otherwise described above), there are no limitations, either under Australian law or under our constitution on the right to hold or vote Sims ordinary shares.
E. Taxation
Australian taxation
          The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary shares (including American Depository Shares). The statements concerning

Australian taxation set out below are based on the laws in force at the date of this annual report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.
          The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend each investor consult their own tax adviser concerning the implications of receiving dividends and owning and disposing of ordinary shares.
Taxation of dividends
          Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed “franked dividends.”
          While a company may only declare a dividend out of profits, the extent to which a dividend is franked depends in broad terms upon a company’s available franking credits and its benchmark franking percentage at the time of payment of the dividend and the nature of that dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.
          Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends that are not fully franked dividends are subject to withholding tax on the unfranked portion except to the extent that the dividend is declared to be “conduit foreign income” (in essence income and gains that have a foreign source from an Australian perspective which would include dividends received from non-Australian subsidiaries).
          Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked and not paid out of conduit foreign income. In the case of residents of the United States, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. Where a United States company holds directly at least 10% of the voting interest in the company paying the dividend, the withholding tax rate is reduced to 5%. In the case of residents of the United States that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to a permanent establishment or fixed base, the dividends will not be subject to dividend withholding tax; rather, such dividends will be taxed on a net assessment basis in Australia and, where the dividends are franked, entitlement to a tax offset may arise to the extent of the franking credits which can be offset against Australian income tax payable by the shareholder.
          The company will send shareholders statements that indicate the extent to which dividends are franked or paid out of conduit foreign income, and the amount of tax (if any) withheld.
          A U.S. holder of ordinary shares (who is not also a tax resident of Australia and who does not hold ordinary shares as a business asset through a permanent establishment in Australia) with no other Australian source income is not required to file an Australian tax return.
          Fully franked dividends paid to non-residents shareholders and dividends that have been paid out of conduit foreign income or subject to dividend withholding tax are not subject to any further Australian income tax.
          There are rules in certain circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depend upon the shareholder’s own circumstances, if a resident, including the period which the shares are held and the extent to which the shareholder is ‘at risk’

in relation to their shareholding. Shareholders will need to obtain their own advice in relation to these rules.
Gain or loss on disposition of shares
          The Australian income tax treatment in respect of the disposition of shares will depend on whether the investor holds the shares on capital or revenue account. This will be a question of fact and each investor will need to consider its own circumstances.
Capital Account
          Under the existing law, subject to two exceptions, a resident of the United States disposing of shares in Australian companies will be free from capital gains tax in Australia. The relevant exceptions are as follows:
(a)	shares held as part of a trade or business conducted through a permanent establishment in Australia; or
(b)	shares held in companies where the shareholder and its associates holds (or has held for a 12 month period during the last 24 months) an interest of 10% or more in the issued capital of the company and more than 50% of the company’s assets relate to Australian real property.
          If the above applies, capital gains tax in Australia is payable as follows:
Individual Investor
     Capital gains tax is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of shares acquired on or after 11:45 a.m. on September 21, 1999 and held for at least 12 months. For shares considered to be acquired for Australian tax purposes prior to 11:45 a.m. on September 21, 1999, individuals will be able to choose between the following alternatives:
•	taxed on any capital gain after allowing for indexation up to September 30, 1999 (essentially when indexation ceased) of the cost base where the shares have been held for more than 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period to September 30, 1999); and
•	taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for at least 12 months.
          Normal rates of income tax would apply to capital gains so calculated. Capital losses are not subject to indexation; they are available as deductions, but only in the form of offset against other capital gains. Depending upon which of the above alternatives are chosen, capital losses are to be offset against capital gains indexed to September 30, 1999 or the full nominal capital gain before the 50% reduction. Excess capital losses can be carried forward indefinitely for offset against future capital gains.
Corporate Investor
          Capital gains tax is payable on any capital gains made (without adjustment for inflation indexation) on the disposal of shares considered to be acquired for Australian tax purposes on or after 11:45am on September 21, 1999. For shares acquired prior to 11:45am on September 21, 1999, a corporate investor will be taxed on any capital gain after allowing for indexation of the cost base where the shares have been held for more than 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period). The 50% discount is not applicable for corporate investors.
          There may be other special rules which apply to the taxation of capital gains for other types of entities.

Revenue Account
     Under Australia’s domestic income tax provisions, a non-resident of Australia is taxed on profits arising on the sale of shares where that profit has an Australian source. The source of profit is a question of fact and will need to be assessed by the investor. Where the gain is taxable, the Tax Treaty may apply as follows:
(a)	If the United States investor holds the shares as part of a trade or business conducted through a permanent establishment in Australia, any profit on disposal would be assessable and subject to ordinary income tax. Losses may constitute an allowable deduction.
(b)	If the United States investor does not hold the shares as part of a trade or business conducted through a permanent establishment in Australia, then the Tax Treaty should operate to ensure that the taxing of any profits arising on the sale of shares should only occur in the United States even if the source of that profit is Australia unless the profit is in respect of the disposal of shares which consist wholly or principally of real property situated in Australia (in which case Australia will have taxing rights under the Tax Treaty).
          Any taxable gain would be fully taxable, that is, there is no concession to reduce the gain for inflation or apply a discount to reduce the gain.
          There should be no Australian stamp duty or transfer taxes on the sale, disposal or exchange of ordinary shares by a U.S. shareholder.
          Australia does not impose any gift, estate, death, or other duty in respect of the gift, devise or bequest of ordinary shares by a U.S. shareholder.
United States taxation
          This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis.
          For purposes of this discussion you are a U.S. holder if you are a beneficial owner of shares and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decision of the trust.
Taxation of dividends
          Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

          You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your ordinary shares and thereafter as capital gain.
          Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.
          Dividends will be income from sources outside the United States. Under the foreign tax credit rules, dividends paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, but dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
Taxation of capital gains
          If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
F. Dividends and Paying Agents
          Not applicable.
G. Statements by Experts
          Not applicable.
H. Documents on Display
          We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Under the Exchange Act, we are required to file or furnish reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.
I. Subsidiary Information
          Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
          In the normal course of business, our activities result in exposure to a number of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. Our overall financial risk management strategy seeks to mitigate these risks and reduce volatility on our financial performance. See Note 2 to our consolidated financial statements included in Item 18 of this annual report for detailed information on our financial and capital risk management.
Item 12. Description of Securities Other than Equity Securities
          Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
          Our management, under the supervision and with the participation of the Group Chief Executive Officer and the Group Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2008. As defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and procedures designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information that is required to be disclosed by the issuer in the reports it files or submits under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
          Based upon this evaluation and as a result of the material weaknesses discussed below, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2008. Notwithstanding the assessment that there were material weaknesses, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.
          In designing and evaluating our disclosure controls and procedures, our management, including the Group Chief Executive Officer and the Group Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.
Material Weakness
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally acceptable accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
          In connection with the preparation of our fiscal 2008 consolidated financial statements, management and our independent registered public accounting firm identified that we did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of

International Financial Reporting Standards commensurate with management’s financial reporting requirements.
          Each of the control deficiencies above resulted in adjustments, including audit adjustments, to the consolidated financial statements for fiscal 2008 and to the restatement of our fiscal 2007 and fiscal 2006 consolidated financial statements. Additionally, these control deficiencies could result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.
Management’s Plan for Remediation of Material Weakness
     We plan to implement several actions to address the items noted by management and the independent registered public accounting firm:
•	We plan to commence a review and revise, as necessary, our internal accounting policies and procedures, increasing the training of our accounting personnel in the application of IFRS, and expanding the resources allocated to our accounting and tax departments.
•	We plan to implement and monitor financial reporting controls to ensure that all complex routine and non-routine transactions, such as business combinations and accounting for deferred income taxes, are identified, and accurately accounted for in accordance with IFRS.
          We cannot guarantee that we will be able to complete these actions successfully. Even if we are able to complete these planned remediation activities successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting in fiscal 2009 as we implement Sarbanes-Oxley 404 for the first time or for circumstances identified otherwise.
          For our fiscal year ending June 30, 2009, our annual report on Form 20-F will include a report of management’s assessment regarding internal control over financial reporting and an attestation report of our independent registered public accounting firm. As part of our assessment, we will conduct testing and an evaluation of the controls to be implemented as part of this remediation plan to ascertain whether they operate effectively. The effectiveness of these additional remediation efforts will not be known until our management conducts such testing and evaluation.
Management’s Annual Report and Attestation Report
          This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
          We acquired Metal Management on March 14, 2008 in a business purchase transaction. Other than this acquisition, there have been no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit committee financial expert
          The Board has determined that both J. Michael Feeney and Gerald E. Morris are an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Feeney and Morris and each of the other members of the RAC is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

Item 16B. Code of Ethics
          To assist employees to maintain the company’s reputation, a written Code of Conduct has been developed which defines our basic principles of business conduct and outlines minimum standards of behavior expected from each of our directors and employees.
          The Code of Conduct covers matters such as compliance with laws and regulations, protection of our assets, conflicts of interest, insider trading, and relationships with governments. The code of conduct is posted on our website at www.simsmm.com, under Corporate Governance.
Item 16C. Principal Accountant Fees and Services
          The remuneration of our principal auditors (PricewaterhouseCoopers) including audit fees, audit related fees, tax fees and all other fees, as well as remuneration payable to other accounting firms, is set forth in note 6 of our consolidated financial statements included in Item 18 of this annual report.
          We have adopted policies designed to uphold the independence of our principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of our principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre-approved. Any engagement of our independent auditors to provide other permitted services is subject to the specific approval of the RAC or its chairman.
          Prior to the commencement of each financial year, management and our principal auditors submit to the RAC a schedule of the types of services that are expected to be performed during the following year for its approval. The RAC may impose a dollar limit on the total value of other permitted services that can be provided.
Limitation on Independent Registered Public Accounting Firm’s Liability
          The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit reports included in this Form 20-F, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the “Professional Standards Act”) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the “NSW Accountants Scheme”). The Professional Standards Act and the NSW Accountants Scheme limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.
          In addition there is equivalent professional standards legislation and accountants schemes in place in each major state and territory in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation.
          These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under U.S. or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Sims considers it likely that substantially all of PwC Australia’s assets are located in Australia (although Sims has not verified that with PwC Australia). However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to judicial consideration and therefore how the limitation will be applied by the courts and the effect of the limitation on the enforcement of foreign judgments are untested.

Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          Not applicable.

PART III
Item 17. Financial Statements
          Not applicable.
Item 18. Financial Statements
          The following consolidated financial statements are filed as part of this annual report:
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Income Statements	F-2

Balance Sheets	F-3

Statements of Recognized Income and Expense	F-4

Cash Flow Statements	F-5

Notes to the Financial Statements	F-7
Item 19. Exhibits
Exhibit Index

Exhibit
Number	Description

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 3.1 on Form F-4 filed on November 28, 2007).
2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).
2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).
2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).
4.1	Agreement and Plan of Merger dated as of September 24, 2007, between and among the Registrant, MMI Acquisition Corporation and Metal Management, Inc. (incorporated by reference to Appendix A on Form F-4 filed on November 28, 2007).
4.2	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).
4.3	Executive Long Term Incentive Plan Rules (incorporated by reference to Exhibit 10.2 on Form F-4 filed on November 28, 2007).
4.4	Long Term Incentive Plan Rules (incorporated by reference to Exhibit 10.3 on Form F-4 filed on November 28, 2007).
4.5	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

Exhibit
Number	Description

4.6	Employment Agreement, dated September 5, 2005, by and between Sims Co Limited and Jeremy Sutcliffe (incorporated by reference to Exhibit 10.5 on Form F-4 filed on November 28, 2007).
4.7	Employment Agreement, dated September 24, 2007, by and between the Registrant and Jeremy Sutcliffe (incorporated by reference to Exhibit 10.6 on Form F-4 filed on November 28, 2007).
4.8	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).
4.9	Employment Agreement, effective as of February 1, 2007, by and between the Registrant and Bob Kelman (incorporated by reference to Exhibit 10.10 on Form F-4 filed on November 28, 2007).
4.10	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).
4.11	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007.
4.12	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).
4.13	Operating Agreement of SA Recycling LLC, dated as of September 1, 2007, by and between Adams Steel, LLC and Simsmetal West LLC (f/k/a Sims Hugo Neu West LLC) (incorporated by reference to Exhibit 10.14 on Form F-4/A filed on January 17, 2008).
4.14	Employment Agreement, dated January 8, 2007, by and between the Registrant and Tom Bird.
4.15•	Facility Agreement, dated October 29, 1991, between Simsmetal Finance Limited and Simsmetal USA Corporation and Commonwealth Bank of Australia; Negative Pledge Agreement, dated October 29, 1991, between Commonwealth Bank of Australia and Simsmetal Limited and certain other subsidiaries of the Registrant; and the amending agreements and amending deeds to such agreements.
4.16•	Multicurrency Revolving Floating Rate Cash Advance Facility, dated November 1, 2000, among Westpac Banking Corporation and Simsmetal Limited, Simsmetal Finance Limited, Simsmetal USA Corporation, Simsmetal UK Holdings Limited and Simsmetal UK Limited (collectively, the “Parties”); the Standard Terms, dated November 1, 2000, among the Parties; and the variations to such agreements.
4.17	Credit Agreement, dated as of September 12, 2006, among Sims Group USA Holdings Corporation and certain of its subsidiaries party thereto and Bank of America, N.A. (collectively, the “Parties”); First Amendment to Credit Agreement, dated as of October 4, 2006; Second Amendment to Credit Agreement, dated as of December 31, 2007; and Third Amendment to Credit Agreement, dated as of March 14, 2008.
8.1	List of subsidiaries.
12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

•	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted confidential material has been filed separately with the Commission. The location of the omitted confidential information is indicated in the exhibit with brackets and a bullet point ([•]).

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIMS METAL MANAGEMENT LIMITED

By:	/s/ Frank Moratti

Frank Moratti Company Secretary and Legal Counsel
Date: December 10, 2008

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Sims Metal Management Limited (formerly Sims Group Limited):
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of recognised income and expense and of cash flows present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (‘the Company’) at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in notes 14 and 17, the Company has restated its 2006 and 2007 consolidated financial statements.
Our audit of the consolidated financial statements of the Company was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Company has included parent only information on the face of the consolidated financial statements and other parent company only disclosures in the notes to the financial statements. Such parent only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.
PricewaterhouseCoopers
Sydney, Australia
29 August 2008

Sims Metal Management Limited
(formerly Sims Group Limited)
Income Statements
For the year ended 30 June 2008

		Consolidated			Parent entity
		2008	2007	2006	2008	2007
	Notes	$’000	$’000	$’000	$’000	$’000

Revenue from continuing operations	3	7,670,536	5,550,897	3,754,509	171,678	158,006

Other income	4	51,448	8,978	2,105	—	—
Raw materials and changes in inventories of finished goods		(5,324,584)	(3,847,254)	(2,471,870)	—	—
Freight expense		(778,668)	(540,178)	(373,153)	—	—
Employee benefits expense		(404,873)	(296,421)	(238,386)	(2,777)	(2,369)
Depreciation and amortisation expense	5	(94,557)	(75,177)	(57,530)	—	—
Repairs and maintenance expense		(126,192)	(117,993)	(92,415)	—	—
Other expenses from ordinary activities		(371,479)	(303,312)	(238,200)	—	—
Finance costs	5	(34,374)	(30,405)	(18,360)	—	—
Share of pre-tax profit of investments accounted for using the equity method	30	64,573	7,030	4,164	—	—

Profit before income tax		651,830	356,165	270,864	168,901	155,637

Income tax (expense) / benefit	7	(218,668)	(116,813)	(84,495)	391	287

Profit attributable to members of Sims Group Limited		433,162	239,352	186,369	169,292	155,924

		Cents	Cents	Cents
Basic earnings per share	34	306.0	191.6	165.1
Diluted earnings per share	34	303.0	190.5	164.6
The above income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
(formerly Sims Group Limited)
Balance Sheets
As at 30 June 2008

			Consolidated		Parent entity
			2008	2007	2008	2007
	Notes		$’000	$’000	$’000	$’000

ASSETS
Current assets
Cash and cash equivalents	35		133,487	38,560	—	—
Trade and other receivables	8		866,101	365,173	41,147	20,679
Inventories	9		1,010,921	374,289	—	—
Derivative financial instruments	2	(e)	3,948	14,798	—	—

Total current assets			2,014,457	792,820	41,147	20,679

Non-current assets
Receivables	8		2,963	—	—	—
Investments accounted for using the equity method	10		335,826	25,945	—	—
Other financial assets	11		—	—	4,026,736	2,506,652
Property, plant and equipment	12		950,210	681,846	—	—
Retirement benefit surplus	19		—	7,454	—	—
Deferred tax assets	13		111,360	64,599	—	—
Intangible assets	14		1,402,156	626,414	—	—

Total non-current assets			2,802,515	1,406,258	4,026,736	2,506,652

Total assets			4,816,972	2,199,078	4,067,883	2,527,331

LIABILITIES
Current liabilities
Trade and other payables	15		964,034	379,911	343,483	362,685
Derivative financial instruments	2	(e)	2,463	492	—	—
Current tax liabilities	17		131,429	41,374	40,756	20,316
Provisions	18		28,064	17,809	—	—

Total current liabilities			1,125,990	439,586	384,239	383,001

Non-current liabilities
Payables	15		2,270	—	—	—
Borrowings	16		496,633	341,326	—	—
Deferred tax liabilities	17		190,434	119,617	—	—
Provisions	18		34,729	19,119	—	—
Retirement benefit obligations	19		4,828	—	—	—

Total non-current liabilities			728,894	480,062	—	—

Total liabilities			1,854,884	919,648	384,239	383,001

Net assets			2,962,088	1,279,430	3,683,644	2,144,330

EQUITY
Contributed equity	20		2,325,924	811,976	3,646,580	2,132,632
Reserves	22		(39,014)	46,720	36,141	5,355
Retained profits	22		675,178	420,734	923	6,343

Total equity			2,962,088	1,279,430	3,683,644	2,144,330

The above balance sheets should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
(formerly Sims Group Limited)
Statements of Recognised Income and Expense
For the year ended 30 June 2008

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
	Notes		$’000	$’000	$’000	$’000	$’000

Defined benefit plan actuarial (loss)/gain (net of tax)	19	(f)	(7,827)	5,211	3,869	—	—

Gain on revaluation of land and buildings (net of tax)	22		34,145	40,040	25,544	—	—

Changes in fair value of cash flow hedges (net of tax)	22		(9,656)	9,121	383	—	—

Exchange differences on translation of foreign operations	22		(137,188)	(82,169)	17,853	—	—

Net (expense)/income recognised directly in equity			(120,526)	(27,797)	47,649	—	—

Profit for the year			433,162	239,352	186,369	169,292	155,924

Total recognised income for the year			312,636	211,555	234,018	169,292	155,924

Effect of correction of error

Total equity at the beginning of the financial year			1,324,652	1,196,785	517,001

Recognition of deferred tax on US subsidiaries land revaluations	17		(20,723)	(1,921)	—
Recognition of intangible asset amortisation *	14		(24,499)	(11,666)	—

Restated total equity at the beginning of the financial year			1,279,430	1,183,198	517,001

Profit as reported in the 2007 financial report			—	254,375	196,646

Recognition of deferred tax on US subsidiaries land revaluations	17		—	—	—
Recognition of intangible asset amortisation *	14		—	(15,023)	(10,277)

Restated profit			—	239,352	186,369

Effect of correction on earnings per share
The above correction to 2007 and 2006 profits reduced earnings per share by 12.0 cents and 9.1 cents to 191.6 cents and 165.1 cents respectively, and reduced diluted earnings per share by 12.0 cents and 9.1 cents to 190.5 cents and 164.6 cents respectively.

*	This item is consistent with that previously reported by the Group in its 31 December 2007 Half Year Report.
The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
(formerly Sims Group Limited)
Cash Flow Statements
for the year ended 30 June 2008

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
	Notes		$’000	$’000	$’000	$’000	$’000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)			7,361,526	5,683,089	3,732,075	—	—
Payments to suppliers and employees (inclusive of goods and services tax)			(7,009,047)	(5,205,939)	(3,412,100)	—	—

			352,479	477,150	319,975	—	—
Interest received			2,876	2,364	2,047	—	—
Interest paid			(34,374)	(30,405)	(18,360)	—	—
Dividends received from associates and jointly controlled entities			5,153	—	—	156,589	120,026
Income taxes paid			(144,477)	(135,612)	(95,091)	40,056	30,567
Net loans to subsidiaries			—	—	—	(40,056)	(30,567)

Net cash inflow from operating activities	35		181,657	313,497	208,571	156,589	120,026

Cash flows from investing activities
Payments for property, plant and equipment	12		(129,691)	(90,503)	(76,481)	—	—
Proceeds from sale of property, plant and equipment			2,022	8,203	2,021	—	—
Payments for subsidiaries and businesses, net of cash acquired	29		(58,517)	(158,914)	(28,515)	—	—
Return of capital from jointly controlled entities	30	(b)	48,496	—	—	—	—

Net cash outflow from investing activities			(137,690)	(241,214)	(102,975)	—	—

Cash flows from financing activities
Proceeds from borrowings			936,670	940,339	337,801	—	—
Repayment of borrowings			(733,458)	(871,690)	(363,988)	—	—
Proceeds from issue of shares	20		5,735	1,872	1,309	—	—
Dividends paid	23		(156,589)	(120,026)	(113,292)	(156,589)	(120,026)

Net cash inflow/(outflow) from financing activities			52,358	(49,505)	(138,170)	(156,589)	(120,026)

Net increase/(decrease) in cash held			96,325	22,778	(32,574)	—	—

Cash and cash equivalents at the beginning of the financial year			38,560	15,800	46,008	—	—
Effects of exchange rate changes on cash and cash equivalents			(1,398)	(18)	2,366	—	—

Cash and cash equivalents at the end of the financial year	35		133,487	38,560	15,800	—	—

Financing arrangements	2

Non-cash financing and investing activities	36
The above cash flow statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
(formerly Sims Group Limited)
Contents of the notes to the financial statements

1	Summary of significant accounting policies	F-7
2	Financial and capital risk management	F-20
3	Revenue	F-27
4	Other income	F-27
5	Expenses	F-27
6	Remuneration of auditors	F-28
7	Income tax	F-29
8	Trade and other receivables	F-30
9	Inventory	F-31
10	Investments accounted for using the equity method	F-31
11	Other financial assets	F-31
12	Property, plant and equipment	F-32
13	Deferred tax assets	F-33
14	Intangibles	F-34
15	Trade and other payables	F-36
16	Borrowings	F-36
17	Tax liabilities	F-36
18	Provisions	F-37
19	Retirement benefit obligations	F-38
20	Contributed equity	F-42
21	Statements of changes in equity	F-43
22	Reserves and retained profits	F-43
23	Dividends	F-44
24	Contingent liabilities	F-45
25	Capital expenditure commitments	F-45
26	Lease commitments	F-45
27	Share ownership plans	F-46
28	Key management personnel disclosures	F-50
29	Subsidiaries	F-53
30	Investments in associates and jointly controlled entities	F-58
31	Interests in joint ventures	F-60
32	Related party transactions	F-61
33	Segment reporting	F-63
34	Earnings per share	F-66
35	Cash flow information	F-67
36	Non-cash investing and financing activities	F-68

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements
30 June 2008
1 Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. Except as referred to in note 1(a) the accounting policies adopted are consistent with those of the previous financial year. The financial report includes separate financial statements for Sims Metal Management Limited (formerly Sims Group Limited) as an individual entity and the consolidated entity consisting of Sims Metal Management Limited and its subsidiaries. Sims Group Limited, the parent entity, changed its name to Sims Metal Management Limited subsequent to the balance date. As a result the financial report continues to refer to Sims Group Limited which was the legal name of the parent entity during all periods presented.
(a) Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASB), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group (UIG) Interpretations and the Corporations Act 2001.
Compliance with IFRS
The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Sims Group Limited was incorporated on 20 June 2005 and is the parent company. The 2006 financial year of the parent company in these financial statements covers the period from 20 June 2005 to 30 June 2006.
Under the terms of a scheme of arrangement entered into between Sims Group Limited and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Group Limited. Under the terms of AASB 3 Business Combinations, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Group Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Group Limited as at 31 October 2005.
Early adoption of standards
AASB 8 Operating Segments was early adopted by the Group in 2008. AASB 8 replaces AASB 114, Segment Reporting and aligns segment reporting with the requirements of the US standard SFAS 131 Disclosures about Segments of an Enterprise and Related Information. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision maker (“CODM”). Comparatives for 2006 and 2007 have been restated. This change in reporting has not resulted in any impairment in goodwill allocated to segments.
Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.
Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 1(ae).
(b) Principles of consolidation
(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sims Group Limited (“company” or “parent entity”) as at 30 June 2008 and the results of all subsidiaries for the year then ended. Sims Group Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “consolidated entity”.
Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of businesses by the Group (refer to note 1(i)).
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the separate financial statements of relevant Group entities.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(b) Principles of consolidation — continued
(ii) Associates
Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition ( refer note 30).
The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from associates reduce the carrying amount of the investment.
When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed as appropriate to ensure consistency with the policies adopted by the Group.
(iii) Joint ventures
Joint venture operations
The Group applies the proportionate consolidation method to these operations. Hence, the Group’s proportionate interests in the assets, liabilities, income and expenses of unincorporated joint venture operations have been included in the consolidated financial statements under the appropriate headings. Details of the joint venture operations are set out in note 31.
Jointly controlled entities
The Group’s interest in jointly controlled entities are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the jointly controlled entities are recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to jointly controlled entities are set out in note 30.
Profits or losses on transactions establishing the joint ventures and transactions with the joint ventures are eliminated to the extent of the Group’s ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.
(c) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Group Chief Executive Officer. Refer to note 33.
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is Sims Group Limited’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Translation differences on financial assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities are included in the fair value reserve in equity.
(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(d) Foreign currency translation — continued
(iii) Group companies — continued
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and rebates.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Revenue is recognised for the major business activities as follows:
(i) Sales of goods
Sales of goods represents revenue earned from the sale of the consolidated entity’s products. Sales revenue is recognised when the goods have been dispatched to a customer pursuant to a sales order, when associated risks have passed to the carrier or customer and when the amount of revenue can be reliably measured.
(ii) Service revenue
Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(iii) Interest income
Interest income is recognised on a time proportion basis using the effective interest method.
(iv) Dividend income
Dividends are recognised as revenue when the right to receive payment is established.
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.
(g) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities provided when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(g) Income tax (continued)
Tax consolidation legislation
Sims Group Limited and its wholly owned Australian subsidiaries have implemented the tax consolidation legislation.
The head entity, Sims Group Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Sims Group Limited also recognises the current tax liabilities (or assets) arising from subsidiaries in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in note 7.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(h) Leases
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.
(i) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is contingent on future events or performance of the underlying business, the amounts expected to be payable in the future are estimated and discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(j) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
(k) Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(l) Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement no more than 90 days from the date of recognition.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement in other expenses. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.
The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.
(m) Inventories
Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of first-in first-out or weighted average costs depending on the nature of the inventory. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(n) Maintenance and repairs
Plant of the consolidated entity is required to be overhauled on a regular basis. Overhauls are managed as part of an ongoing major plant cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(r). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.
(o) Investments and other financial assets
Classification
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading and derivatives designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are designated at fair value through profit and loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit and loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(p) Derivatives and hedging activities
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies (refer to note 2).
Derivatives are initially recognised at cost on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets, liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 2. Movements in the hedging reserve in shareholders equity are shown in note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting are classified as a current asset or liability.
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
The Group does not currently have any fair value hedges.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or expenses from ordinary activities as appropriate.
Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within ‘sales’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to the income statement.
(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses from ordinary activities.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(q) Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
(r) Property, plant and equipment
Land, buildings and leasehold improvements are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings and leasehold improvements. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Increases in the carrying amounts arising on revaluation of land and buildings are credited, net of tax, to the asset revaluation reserve in shareholders’ equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit and loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Buildings	25-40 years
- Plant and equipment	3-14 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in the asset revaluation reserve in respect of those assets to retained earnings.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(s) Intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing.
(ii) Trade Name
Trade name relates principally to the “Metal Management” trading name. This intangible has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trade name over its estimated useful life, which is 20 years.
(iii) Supplier relationships and contracts
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(iv) Permits
Permits acquired as part of a business combination are recognised separately from goodwill. The permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.
(t) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(u) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as non-current liabilities as the Group has the unconditional right to defer settlement beyond 12 months.
(v) Borrowing costs
Borrowing costs are expensed as incurred.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(w) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
(x) Employee benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Retirement benefit obligations
All employees of the Group that are eligible are entitled to benefits from the Group’s superannuation plans on retirement, disability or death. The Group has a defined benefit section and a defined contribution section within its plans. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.
A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.
Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, outside profit or loss directly in the statement of recognised income and expense. These are accumulated in retained earnings.
Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.
Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.
Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
(iv) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set forth in note 27. For equity-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognized as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(x) Employee benefits — continued
(v) Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(y) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(z) Dividends
Provision is made for the amount of any dividend determined or declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.
(aa) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(ab) Held for sale assets
Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ac) Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.
(ad) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.
AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7, Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] AASB 2007-4 and AASB 2007-7 are applicable to annual reporting periods beginning on or after 1 July 2007. The amendments introduce a number of options that existed under IFRS but had not been included in the original Australian equivalents to IFRS and remove many of the additional Australian disclosure requirements, for example the detailed disclosures in relation to the financial position and funding of defined benefit superannuation plans.
The financial statements may be affected by:
•	the ability to use the proportionate consolidation method for interests in joint venture entities;

•	the ability to use the indirect method for presenting cash flow statements;

•	the ability to recognise government grants of non-monetary assets at nominal amounts and present assets and expenses net of related government grants;

•	a possible exemption from the requirement to prepare consolidated financial reports for intermediate parent entities, provided they are wholly-owned or all shareholders agree and they are not the ultimate Australian parent entity in the group; and

•	discount rates for employee benefits obligations to be based on corporate bonds if there is a deep market in Australia (previous guidance mandated the use of government bond rates).
The Group will adopt the amendments arising from AASB 2007-4 and AASB 2007-7 for the financial year ending 30 June 2009. However, it does not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognised in the financial statements, but it may remove some of the disclosures that are currently required. In relation to the discount rates used in the measurement of employee benefit obligations, the Group has not yet reached a conclusion as to whether there is a deep market in corporate bonds in Australia and hence has not yet determined the financial effect, if any, on the obligations from the adoption of AASB 2007-4.
Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and, when adopted, will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. This will be a change to the Group’s current accounting policy which is to expense all borrowing costs as incurred. The Group will apply the revised AASB 123 from 1 July 2008 and capitalise its borrowing costs relating to all qualifying assets for which the commencement date for capitalisation is on or after this date. The impact on the financial statements will depend on the amount of qualifying assets and related borrowing costs in the first year of application. Had the revised standard been applied in the current financial year, the impact on the Group financial statements would have been immaterial.
AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction AASB-I 14 will be effective for annual reporting periods commencing 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. None of the Group’s significant defined benefit plans are subject to minimum funding requirements and the defined benefit asset that is recognised in the balance sheet does not exceed the maximum amount that could be recognised if AASB-I 14 was applied. The Group will apply AASB-I 14 from 1 July 2008, but it is not expected to have any impact on the Group’s financial statements.
Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101. The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ad) New accounting standards and interpretations — continued
AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations. AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to materially affect the accounting for the Group’s share-based payments.
Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127. Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards for annual reporting periods beginning on 1 July 2009. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:
•	all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through income;

•	all transaction costs will be expensed;

•	the Group will need to decide whether to continue calculating goodwill based only on the parent’s share of net assets or whether to recognise goodwill also in relation to the non-controlling (minority) interest, and when control is lost, any continuing ownership interest in the entity will be remeasured to fair value and a gain or loss recognised in profit or loss.
In addition, the Group has unrecognised acquired deferred tax assets in relation to previously acquired subsidiaries amounting to $0.7m. Should these tax assets become recognisable after the revised standards are applied, there will no longer be any adjustment to goodwill, as is the case under the current rules. This means that the recognition of the deferred tax assets would increase the Group’s net profit after tax by $0.7m.
AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate. In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 July 2008. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.
Improvements to Australian Accounting Standards: AASB 2008-5 and AASB 2008-6. In July 2008, the AASB issued a number of improvements to existing Australian Accounting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to AASB 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. The Group will apply the revised standards from 1 July 2009. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.
(ae) Critical accounting estimates and judgements
The carrying amounts of certain assets and liabilities are often determined based on management’s judgment regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis.
Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:
Inventories
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing circumstances.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ae) Critical accounting estimates and judgements — continued
Financial instruments
Derivative financial instruments that the Group holds for the purpose of hedging its currency and commodity exposures are recognised as assets and liabilities in the Group’s balance sheet measured at their fair value at the balance date. The fair value of derivatives continually changes in response to changes in prevailing market conditions. Where permissible under AASB 139 Financial Instruments: Recognition and Measurement , the Group uses hedge accounting to mitigate the impact of changes in the fair value of derivatives on the income statement but the Group’s results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.
Impairment of non-current assets
Goodwill, intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Additionally, goodwill and non-amortisable intangible assets are subject to an annual impairment test. Impairment testing of goodwill requires the calculation of the value in use of the cash-generating units to which the goodwill is allocated. Value in use represents the net present value of the cash flows expected to arise from the relevant cash-generating unit and its calculation requires management to estimate those cash flows and to apply a suitable discount rate to them.
Management bases the estimated cash flows on assumptions such as the future growth in sales volumes, future changes in selling prices, and expected changes in material prices, salaries and other costs. Discount rates used are based on current market interest rates. Impairment losses may be recognised on these assets within the next financial year if changes are necessary to the assumptions underlying the estimated future cash flows of cash-generating units or if there are changes in market interest rates that affect the discount rates that are applied to those cash flows.
Defined benefit superannuation schemes
For defined benefit schemes, the cost of benefits charged to the income statement includes current and past service costs, interest costs on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. A net asset or liability is consequently recognised in the balance sheet based on the present value of defined obligations, less any unrecognised past service costs and the fair value of plan assets. For all other schemes, the cost of providing benefits is recognised based on contributions payable.
Expected future payments are discounted using market yields at the balance date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.
The accounting policy requires management to make judgments as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, changes in benefits, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 19 for details of the key assumptions.
Taxation
The Group is subject to income tax in each of the jurisdictions in which it operates. Management is required to exercise significant judgment in determining the Group’s provision for income taxes. Estimation is required of taxable profit in order to determine the Group’s current tax liability. Management’s judgment is required in relation to uncertain tax positions whereby additional current tax may become payable in the future following audit by relevant tax authorities of previously filed tax returns. Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognised for all taxable temporary differences, but where there exist deductible temporary differences management’s judgment is required as to whether a deferred tax asset should be recognised based on the availability of future taxable profits. It is possible that the deferred tax assets actually recoverable may differ from the amounts recognised if actual taxable profits differ from management’s estimates.
(af) Rounding of amounts
The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management
Financial risk management
In the normal course of business, the Group’s activities result in exposure to a number of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall financial risk management strategy seeks to mitigate these risks and reduce volatility on the Group’s financial performance.
Financial risk management is carried out by a limited number of employees as authorized by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Group uses derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Capital risk management
The capital structure of the Group consists of net debt (see note 16, ‘Borrowings’) and shareholders’ equity (see note 20, ‘Contributed Equity’).
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the balance sheet plus net debt. The Group seeks to maintain an optimum gearing ratio.
The Group prepares monthly Profit and Loss and Cash flow updates for the financial year and subsequent three month forecasts. These statements and forecasts are used to monitor covenant compliance and future capital requirements.
The table below details the calculation of the gearing ratios.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Borrowings	496,633	341,326	—	—
Less: Cash and cash equivalents	(133,487)	(38,560)	—	—

Net debt	363,146	302,766	—	—
Total equity	2,962,088	1,279,430	3,683,644	2,144,330

Total capital	3,325,234	1,582,196	3,683,644	2,144,330

Gearing ratio	11%	19%	0%	0%

There have been no breaches of external obligations such as regulatory obligations or bank covenants.
(a) Fair value of financial assets and financial liabilities
The fair value of financial assets and financial liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents — approximates to the carrying amount.

•	Receivables and payables — approximates to the carrying amount due to their short-term nature.

•	Derivative financial instruments — based on market prices and exchange rates at the balance date.

•	Borrowings — approximates to the carrying amount as all borrowings have floating interest rates.
All of the fair values of financial assets and liabilities in the Group are equal to their carrying values. For further details on methods and assumptions used to estimate the fair value refer to the accounting policies — note 1(q).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate because of changes in market interest rates.
The Group’s main interest rate risk arises from borrowings. All of the Group’s borrowings are issued at variable rates which expose the Group to cash flow interest rate risk. The Group does not use any derivative financial instruments to hedge its exposure to interest rate risk.
The Group’s borrowings are sourced from both domestic and offshore markets and includes short term and long term maturities obtained under long term facility arrangements. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations borrow in the currency of their geographic locations. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which includes a LIBOR rate plus a margin.
The Group’s and parent entity’s exposure to interest rate risk for classes of financial assets and liabilities are set out as follows:

		Floating	Fixed interest maturing in:			Non-interest
30 June 2008		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Consolidated	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Cash and cash equivalents	35	20,543	—	—	—	112,944	133,487
Trade and other receivables — current	8	—	—	—	—	866,101	866,101
Receivables — non-current	8	—	—	2,963	—	—	2,963

		20,543	—	2,963	—	979,045	1,002,551

Financial liabilities
Trade and other payables — current	15	—	—	—	—	964,034	964,034
Payables — non-current	15	—	—	—	—	2,270	2,270
Borrowings	16	496,633	—	—	—	—	496,633

		496,633	—	—	—	966,304	1,462,937

		Floating	Fixed interest maturing in:			Non-interest
30 June 2007		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Consolidated	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Cash and cash equivalents	35	7,156	—	—	—	31,404	38,560
Trade and other receivables — current	8	—	—	—	—	365,173	365,173

		7,156	—	—	—	396,577	403,733

Financial liabilities
Trade and other payables — current	15	—	—	—	—	379,911	379,911
Borrowings	16	341,326	—	—	—	—	341,326

		341,326	—	—	—	379,911	721,237

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks — continued

		Floating	Fixed interest maturing in:			Non-interest
30 June 2008		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Parent Entity	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Trade and other receivables — current	8	—	—	—	—	41,147	41,147

		—	—	—	—	41,147	41,147

Financial liabilities
Trade and other payables — current	15	—	—	—	—	343,483	343,483

		—	—	—	—	343,483	343,483

		Floating	Fixed interest maturing in:			Non-interest
30 June 2007		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Parent Entity	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Trade and other receivables — current	8	—	—	—	—	20,679	20,679

		—	—	—	—	20,679	20,679

Financial liabilities
Trade and other payables — current	15	—	—	—	—	362,685	362,685

		—	—	—	—	362,685	362,685

The table below shows the Group’s sensitivity to net profit from a reasonably possible change in interest rates of +/- 1%. The sensitivity is deemed reasonable based on current and past market conditions. The calculations are based on the interest-bearing financial instruments held at the balance date.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on net profit:
Interest rates +1%	(2,429)	(2,035)	—	—
Interest rates - 1%	2,429	2,035	—	—
(ii) Foreign currency risk
Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euro.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks — continued
Financial assets and liabilities
The table below shows the foreign currency risk on the recognised assets and liabilities of Group entities denominated in currencies other than the functional currency of the relevant entity represented in Australian dollar equivalents. Monetary items denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to the income statement.

	Net foreign currency recognised assets/(liabilities)
		New		British
	US	Zealand	Euro	pounds	Other
30 June 2008	dollar $’000	dollar $’000	$’000	$’000	$’000	Total $’000

Functional currency of the entity
Australian dollars	64,290	(3,474)	330	4,305	—	65,451
British pounds	10,185	—	22,142	—	207	32,534
New Zealand dollars	291	—	—	—	35	326

	74,766	(3,474)	22,472	4,305	242	98,311

	Net foreign currency recognised assets/(liabilities)
		New
	US	Zealand		British
	dollar	dollar	Euro	pounds	Other
30 June 2007	$’000	$’000	$’000	$’000	$’000	Total $’000

Functional currency of the entity
Australian dollars	29,248	(16,373)	(103)	7,306	—	20,078
British pounds	4,042	—	5,766	—	—	9,808
New Zealand dollars	450	—	—	—	—	450

	33,740	(16,373)	5,663	7,306	—	30,336

For financial assets and liabilities held by group entities in currencies other than their functional currency, the table below shows the sensitivity to foreign exchange rates on net profits. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on net profits:
10% appreciation of the US dollar	5,002	2,267	—	—
10% appreciation of the Euro	1,503	380	—	—
10% appreciation of the British pound	288	491	—	—
A 10% depreciation of the stated currencies would have an equal and opposite effect.
Foreign currency derivatives
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts which are all designated as cash flow hedges. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on equity:
10% appreciation of the US dollar	606	50	—	—
10% appreciation of the Euro	116	31	—	—
10% appreciation of the British pound	8,803	6,678	—	—
A 10% depreciation of the stated currencies would have an equal and opposite effect.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
(b) Market risks — continued
The financial statements for each of the Group’s foreign operations are prepared in local currency being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated Group financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(iii) Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits and policies laid down by the Board and to rigid internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the balance date, the majority of the Group’s forward commodity contracts were designated as cash flow hedges of firm future purchase and sales commitments. Therefore, any movement in commodity hedge rates that impact the fair value of the forward commodity contracts are recorded in equity. Certain forward commodity contracts did not qualify for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in the income statement.
At the balance date, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The following table shows the effect on net profit and equity from a 10% adverse/favourable movement in commodity rates at the balance date based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on equity based on a 10% increase in:
Copper prices	(2,796)	—	—	—
Nickel prices	—	(3,454)	—	—

Impact on net profit based on a 10% increase in nickel prices	(2,210)	—	—	—
A 10% decrease in commodity prices would have an equal and opposite effect.
(c) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s balance sheet.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business, and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an allowance for doubtful debtors is raised. The Group does not insure itself against collection risks. For further details regarding the Group’s trade and other receivables refer to note 8.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet acceptable credit worthiness criteria.
Credit risk further arises in relation to financial guarantees (see note 24 for details).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(d) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all; or

•	the Group may be required to refinance the Group’s borrowing facilities.
The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual reviews and have maturities in excess of 1 year and less than 3 years.
The Group had access to the following credit standby arrangements at the balance date:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Unsecured global multi-currency/multi-option loan facilities	1,065,781	717,393	—	—
Amount of credit unused	569,148	376,067	—	—

The table below analyses the Group’s and parent entity’s financial liabilities, gross settled and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2008			2007

		Between	Between		Between 1	Between 2
	Less than 1	1 and 2	2 and 5	Less than	and 2 years	and 5 years
Consolidated	year $’000	years $’000	years $’000	1 year $’000	$’000	$’000

Non-derivative financial liabilities:
Trade and other payables	964,034	—	—	379,911	—	—
Payables — non-current	—	2,270	—	—	—	—
Borrowings (including interest payments)	24,009	506,120	—	19,348	346,639	—

	988,043	508,390	—	399,259	346,639	—

Derivatives
Net settled (commodity contracts)	(1,699)	—	—	(13,715)	—	—
Gross settled:
— (inflow)	(139,236)	—	—	(114,621)	—	—
— outflow	139,450	—	—	114,030	—	—

	(1,485)	—	—	(14,306)	—	—

	2008			2007

		Between	Between		Between 1	Between 2
	Less than 1	1 and 2	2 and 5	Less than 1	and 2 years	and 5 years
Parent Entity	year $’000	years $’000	years $’000	year $’000	$’000	$’000

Non-derivative financial liabilities:
Trade and other payables	343,483	—	—	362,685	—	—

	343,483	—	—	362,685	—	—

For purposes of the above table, interest payments have been projected using interest rates applicable at 30 June on borrowings outstanding at the balance date. The Group’s borrowings fluctuate and are subject to variable interest rates. Future interest payments are therefore subject to borrowings outstanding and the interest applicable at that time.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(e) Derivative hedging instruments

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Current assets

Forward foreign exchange contracts — cash flow hedges	33	1,079	—	—
Forward commodity contracts — held for trading	3,901	—	—	—
Forward commodity contracts — cash flow hedges	14	13,719	—	—

	3,948	14,798	—	—

Current liabilities

Forward foreign exchange contracts — cash flow hedges	247	488	—	—
Forward commodity contracts — cash flow hedges	2,216	4	—	—

	2,463	492	—	—

During the 2008 financial year, net losses after tax of $0.607m for the Group (2007: after tax gain of $9.049m) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains after tax of $9.049m for the Group (2007: after tax loss of $0.072m) recognised in the cash flow hedging reserve were transferred to the income statement during the year.
At 30 June 2008, the Group held certain forward commodity contracts to hedge forecasted sales and purchase transactions that are not designated as accounting hedges. Changes in the fair value of these commodity contracts are taken to profit and loss in the period to offset the exchange gains and losses on the related forecasted sales and purchase transactions, thus resulting in an unrealised gain of $3.901m which is included in ‘other income’ (note 4).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

3 Revenue

Sales revenue
Sale of goods	7,517,277	5,420,590	3,605,135	—	—
Services	148,314	127,930	147,272		—

	7,665,591	5,548,520	3,752,407	—	—

Other revenue
Interest	2,876	2,364	2,047	—	—
Dividends	—	—	—	170,205	156,595
Management fees	—	—	—	1,473	1,411
Rents	2,069	13	55	—	—

	4,945	2,377	2,102	171,678	158,006

	7,670,536	5,550,897	3,754,509	171,678	158,006

4 Other income

Net gain on contribution of assets to SA Recycling LLC (note 30)	34,623	—	—	—	—
Unrealised gain on held for trading commodity contracts ( note 2(e))	3,901	—	—	—	—
Net gain on disposal of property, plant and equipment	—	401	—	—	—
Insurance recovery	11,815	7,632	107	—	—
Net revaluation losses reversed in the profit and loss (note 12)	—	—	1,188	—	—
Net foreign exchange gains	243	—	—	—	—
Government grants	866	945	810	—	—

	51,448	8,978	2,105	—	—

5 Expenses
Profit before income tax includes the following specific expenses:

Depreciation
Buildings	7,868	4,584	2,815	—	—
Plant and equipment	55,728	43,084	35,615	—	—

Total depreciation	63,596	47,668	38,430	—	—

Amortisation
Leasehold improvements	2,765	3,724	2,706	—	—
Identified intangible assets	28,196	23,785	16,394	—	—

Total amortisation	30,961	27,509	19,100	—	—

Total depreciation and amortisation	94,557	75,177	57,530	—	—

Finance costs	34,374	30,405	18,360	—	—

Net loss on disposal of property, plant and equipment	5,883	—	705	—	—

Impairment loss on fire destroyed assets	71	6,784	—	—	—

Rental expenses relating to operating leases	43,883	33,489	20,395	—	—

Net foreign exchange losses	—	59	34	—	—

Defined contribution superannuation expense	6,275	5,949	4,448	—	—

Research and development	2,082	2,515	2,395	—	—

Restructuring costs *	4,553	—	—	—	—

Merger costs **	6,992	—	—	—	—

*	As part of the Group’s strategic review post merger with Metal Management, Inc., the Group is considering offers to dispose of certain minor non-core businesses. As a result, the Group has written the net book value of assets in these businesses down to fair value less costs to sell.

**	Merger costs include retention incentives, synergy achievement bonuses and redundancy costs associated with the post merger rationalisation of the Sims Group Limited and Metal Management, Inc. businesses.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

6 Remuneration of auditors

Assurance Services

1. Audit services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Audit and review of financial reports and other work under the Corporations Act 2001	2,166	456	—	—
Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	2,194	880	—	—

Total remuneration for audit services	4,360	1,336	—	—

2. Other Assurance services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Other audit related services	354	3	—	—
Due diligence services	778	131	—	—
Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Other audit related services	79	9	—	—
Due diligence services	—	167	—	—

Total remuneration for other assurance services	1,211	310	—	—

Total remuneration for assurance services	5,571	1,646	—	—

Taxation services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Tax compliance services including review of company income tax returns	405	331	—	—
Tax consulting and advice	22	9	—	—

Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Tax compliance services including review of company income tax returns	31	30	—	—
Tax consulting and advice	107	—

Total remuneration for taxation services	565	370	—	—

Fees paid to auditors other than PricewaterhouseCoopers or its related practices
Audit and review of the financial reports of joint ventures and other entities in the consolidated entity and other work under the Corporations Act 2001	44	24	—	—

It is Sims Group Limited’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with Sims Group Limited are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the Group’s Risk and Audit Committee in accordance with the Group Independence Policy.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

7 Income tax

(a) Income tax expense
The parent entity and its subsidiaries
Current tax	217,122	120,105	74,523	(391)	(287)
Deferred tax	(8,100)	(5,749)	9,821	—	—
Adjustments for current tax of prior periods	5,485	176	(1,139)	—	—

	214,507	114,532	83,205	(391)	(287)
Income tax expense on equity accounted profits (note 30)	4,161	2,281	1,290	—	—

	218,668	116,813	84,495	(391)	(287)

Deferred income tax expense/(benefit) included in income tax expense comprises:
Decrease (increase) in deferred tax assets (note 13)	9,991	(25,268)	(3,295)	—	—
(Decrease) increase in deferred tax liabilities (note 17)	(18,091)	19,519	13,116	—	—

	(8,100)	(5,749)	9,821	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Tax at the Australian tax rate of 30% (2007: 30%, 2006: 30%)	195,549	106,850	81,259	50,671	46,691
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible amortisation and depreciation	29	137	(134)	—	—
Expenses not allowable	3,769	723	903	—	—
Research and development	(210)	—	(90)	—	—
Non assessable income	(5,672)	(10)	(373)	—	—
Non assessable gain on formation of jointly controlled entity	(12,983)	—	—	—	—
Dividend received from subsidiaries	—	—	—	(51,062)	(46,978)
Other	(1,640)	(3,513)	(3,069)	—	—

	178,842	104,187	78,496	(391)	(287)
Difference in overseas tax rates	34,407	13,004	7,840	—	—
Utilisation of group losses not previously recognised	(66)	(554)	(702)	—	—
Adjustments for current tax of prior periods	5,485	176	(1,139)	—	—

Income tax expense / (benefit)	218,668	116,813	84,495	(391)	(287)

(c) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity.

Net deferred tax
Arising on equity movements in the current period	(3,243)	27,978	5,010	—	—
Adjustments arising on formation of the new Australian tax consolidated group	—	—	(9,552)

	(3,243)	27,978	(4,542)	—	—

(d) Tax losses

Unused tax losses for which no deferred tax asset has been recognised	5,676	6,794	6,539	—	—

Potential tax benefit @ 30%	1,703	2,038	1,962	—	—

Tax consolidation legislation
The accounting policy in relation to the tax consolidation legislation is set out in note 1(g).
The entities in the tax consolidated group have entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned Australian entities reimburse Sims Group Limited in full for any current tax payable by Sims Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and has therefore been recognised as a current tax-related receivable by Sims Group Limited. The tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sims Group Limited.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

8 Trade and other receivables

Current
Trade receivables	743,006	291,942	—	—
Provision for impairment of receivables	(949)	(1,760)	—	—

	742,057	290,182	—	—
Other receivables and deferred expenses	84,171	34,980	—	—
Prepayments	13,290	13,748	—	—
Income tax receivable	26,583	26,263	—	—
Net tax-related amounts receivable from subsidiaries	—	—	41,147	20,679

	866,101	365,173	41,147	20,679

Non-current
Other receivables	2,963	—	—	—

	2,963	—	—	—

The Group has sold a portion of its accounts receivable to a third party under an uncommitted facility agreement. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party.
Information relating to related parties and directors is set out in note 32 and details of interest rates, credit risk and fair values is set out in note 2.
(a) Impaired trade receivables
The Group has recognised an impairment loss of $0.590m (2007: $nil and 2006: $1.943m). The ageing of these receivables are greater than 90 days overdue.
The Group has recognised a loss of $1.528m (2007: $0.785m and 2006: $0.986m) in respect of bad and doubtful trade receivables during the year ended 30 June 2008. The loss has been included in ‘other expenses’ in the income statement.
There is no impairment of the parent entity receivable amounts.

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000
Movements in the provision for impairment of receivables are as follows:

At 1 July	1,760	3,015	2,055	—	—
Acquisitions	145	—	—	—	—
Impairment/(write back) recognised during the year	590	(436)	1,943	—	—
Receivables written off during the year as uncollectible	(1,528)	(785)	(986)	—	—
Foreign currency exchange differences	(18)	(34)	3	—	—

	949	1,760	3,015	—	—

(b) Past due but not impaired
These relate to a number of customers for whom there is no recent history of default nor other indicators of impairment. With respect to trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.
The carrying amounts of the Group’s trade receivables (net of provisions for impairment) are held in entities located in the following geographical regions. Trade receivables of $76.278m (2007: $15.122m) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables.

	Consolidated
		2008			2007

		1 - 30 days	31+ days		1 - 30 days	31+ days past
	Total	past due	past due	Total	past due	due
	$’000	$’000	$’000	$’000	$’000	$’000

By Geography
North America	410,984	37,252	12,620	92,933	1,421	466
Europe	178,944	12,262	4,316	115,896	5,097	1,845
Australasia	152,129	6,000	3,828	81,353	3,098	3,195

	742,057	55,514	20,764	290,182	9,616	5,506

(c) Other receivables
These amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(d) Net tax-related amounts receivable from subsidiaries
Refer to note 7 for details about tax sharing and compensation agreements.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

9 Inventory

Raw materials at net realisable value	230,934	132,442	—	—
Stores and spare parts at net realisable value	29,179	27,269	—	—
Finished goods at net realisable value	750,808	214,578	—	—

	1,010,921	374,289	—	—

Inventory expense
Inventories including freight inwards recognised as expense during the year amounted to $5,437.8m (2007: $3,937.8m and 2006: $2,553.3m)
10 Investments accounted for using the equity method

Shares in associates (note 30)	335,826	25,945	—	—

11 Other financial assets
Other (non-traded) investments

Shares in subsidiaries (note 29)	—	—	4,026,736	2,506,652

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
12 Property, plant and equipment

	Freehold		Leasehold	Plant &	Capital Work
	Land	Buildings	Improvements	Equipment	In Progress	Total
Consolidated	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2006
Cost or fair value	228,803	65,923	27,438	509,034	78,210	909,408
Accumulated depreciation	—	—	—	(308,161)	—	(308,161)

Net book amount	228,803	65,923	27,438	200,873	78,210	601,247

Year ended 30 June 2007
Opening net book amount	228,803	65,923	27,438	200,873	78,210	601,247
Additions	1,740	3,084	1,014	22,489	62,176	90,503
Disposals	—	(78)	(803)	(2,131)	—	(3,012)
Impairment loss on fire destroyed assets	—	—	—	(6,784)	—	(6,784)
Transfer from capital work in progress to other property, plant and equipment categories	2,680	27,505	5,306	62,909	(98,400)	—
Depreciation/amortisation expense (note 5)	—	(4,584)	(3,724)	(43,084)	—	(51,392)
Acquisition due to purchase of subsidiaries and businesses	6,276	14,713	51	19,047	—	40,087
Revaluation increments recognised in asset revaluation reserve (note 22)	60,947	—	—	—	—	60,947
Foreign currency exchange differences	(20,530)	(6,384)	(2,509)	(13,855)	(6,472)	(49,750)

Closing net book amount	279,916	100,179	26,773	239,464	35,514	681,846

At 30 June 2007
Cost or fair value	279,916	100,179	26,773	555,263	35,514	997,645
Accumulated depreciation	—	—	—	(315,799)	—	(315,799)

Net book amount	279,916	100,179	26,773	239,464	35,514	681,846

Year ended 30 June 2008
Opening net book amount	279,916	100,179	26,773	239,464	35,514	681,846
Additions	8,081	2,933	10,747	49,116	58,814	129,691
Disposals	(7,153)	(264)	(51)	(234)	—	(7,702)
Impairment loss on fire destroyed assets	—	—	—	(71)	—	(71)
Transfer from capital work in progress to other property, plant and equipment categories	9,716	17,142	1,224	13,854	(41,936)	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(39,787)	(1,378)	(10,219)	(25,614)	(2,874)	(79,872)
Depreciation/amortisation expense (note 5)	—	(7,868)	(2,765)	(55,728)	—	(66,361)
Acquisition due to purchase of subsidiaries and business es (note 29)	98,695	29,320	1,114	165,304	9,320	303,753
Revaluation increments recognised in asset revaluation reserve (note 22)	43,337	2,501	—	—	—	45,838
Foreign currency exchange differences	(26,185)	(7,927)	(2,344)	(16,833)	(3,623)	(56,912)

Closing net book amount	366,620	134,638	24,479	369,258	55,215	950,210

At 30 June 2008
Cost or fair value	366,620	134,638	24,479	688,689	55,215	1,269,641
Accumulated depreciation	—	—	—	(319,431)	—	(319,431)

Net book amount	366,620	134,638	24,479	369,258	55,215	950,210

Valuations of freehold land, buildings and leasehold improvements
The valuation basis of land, building and leasehold improvements is fair value being the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. The 2008 valuations were made by the directors as at 30 June 2008. The directors’ assessment of the valuations was based on a combination of independent valuer reports and appraisals, recent transaction prices and local market knowledge. The 30 June 2007 valuations were made by the directors on the same basis.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
12 Property, plant and equipment (continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Carrying amounts that would have been recognised if land and buildings were stated at cost

Freehold land
Cost	206,516	165,666	—	—

Buildings including leasehold improvements
Cost	145,278	128,425	—	—
Accumulated depreciation	(24,959)	(34,566)	—	—

	120,319	93,859	—	—

13 Deferred tax assets

Non-current
The balance comprises temporary differences attributed to:

Property, plant and equipment	8,481	27,437	—	—
Provisions	25,296	13,937	—	—
Jointly controlled entities and associates	8,850	—	—	—
Stock based compensation	27,000	—	—	—
Foreign exchange losses on US receivable	23,789	9,338	—	—
Other	17,944	13,887	—	—

Total deferred tax assets	111,360	64,599	—	—

			Jointly		Foreign
	Property,		controlled		exchange
	plant and		entities and	Stock Based	losses on US
	equipment	Provisions	associates	Compensation	receivable	Other	Total
Movements	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Consolidated

At 1 July 2006	13,151	12,007	—	—	—	10,152	35,310
Credited to the income statement	14,230	2,753	—	—	—	8,285	25,268
(Charged)/credited directly to equity	—	—	—	—	9,338	(226)	9,112
Acquisition of subsidiary	—	65	—	—	—	—	65
Foreign currency exchange differences	56	(888)	—	—	—	(4,324)	(5,156)

At 30 June 2007	27,437	13,937	—	—	9,338	13,887	64,599

(Charged)/credited to the income statement	(18,758)	6,344	10,430	(489)	—	(7,518)	(9,991)
Credited directly to equity	—	—	—	6,875	14,451	2,869	24,195
Acquisition of subsidiary	7	6,305	—	23,861	—	8,359	38,532
Foreign currency exchange differences	(205)	(1,290)	(1,580)	(3,247)	—	347	(5,975)

At 30 June 2008	8,481	25,296	8,850	27,000	23,789	17,944	111,360

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
14 Intangibles
Correction of error — Recognition of intangible assets acquired in previous business combinations
As part of the process of preparing for the merger with Metal Management Inc, and the associated listing in the United States, the Group undertook a review of its accounting policies. As part of that review, Ernst & Young Transaction Advisory Services Limited was engaged to advise management on the fair value of the net assets acquired in business combinations entered into after 1 July 2004 based on generally accepted accounting principles in the United States (“US GAAP”). The independent valuer identified certain intangible assets arising from these business combinations that had not previously been recognised separately from goodwill.
Accordingly, the Group decided to recognise these amounts separately from goodwill. This is consistent with established market practice in the United States amongst metals recycling companies reporting under US GAAP. For these companies it is supplier relationships that comprise the majority of the intangible assets separately identified from goodwill. Although it is not common in Australia for such relationships to be identified and recognised as an intangible asset separate from goodwill, the unique nature of the business means that it is appropriate and consistent with AASB 3 Business Combinations to do so. Intangible assets are amortised over their expected useful lives under AASB 138 Intangible Assets resulting in an annual charge to the consolidated income statement whereas goodwill is tested annually for impairment. A charge to the consolidated income statement only arises where the carrying amount of goodwill exceeds its recoverable amount. As a consequence, adopting this policy will reduce the carrying amount of goodwill that will be subject to annual impairment testing in the future.
The effect of separate recognition of these items is as follows:

	1 July 2006	30 June 2007
	Book Value	Book Value
	$’000	$’000

Increase in other intangible assets	101,385	94,174
Increase in plant and equipment	10,578	10,907
Decrease in goodwill	(85,581)	(92,958)
Increase in deferred tax liabilities	(38,048)	(36,620)
Decrease/(increase) in foreign currency translation reserve	19	(2,173)
Decrease in retained earnings	11,647	26,670

	—	—

The recognition of these intangible assets separately from goodwill results in an additional non-cash charge related to the amortisation of these separately identified intangible assets. The non-cash charge has reduced profit after tax by $15.023m and $10.277m, reduced earnings per share by 12.0 cents and 9.1 cents and reduced diluted earnings per share by 12.0 cents and 9.1 cents for the 12 month period to 30 June 2007 and 30 June 2006, respectively.
Goodwill and Intangible assets

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Goodwill	1,166,534	532,240	—	—
Intangible Assets	235,622	94,174	—	—

	1,402,156	626,414	—	—

Goodwill	1,166,534	532,240	—	—

(a) Reconciliation of consolidated movements
Opening net book amount at 1 July	532,240	493,494	—	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(173,652)	—	—	—
Acquisition of subsidiaries and businesses (note 29)	826,463	70,462	—	—
Write down business to fair value less costs to sell *	(3,349)	—	—	—
Foreign currency exchange differences	(15,168)	(31,716)	—	—

Closing net book amount at 30 June	1,166,534	532,240	—	—

*	As part of the Group’s strategic review post merger with Metal Management, Inc., the Group is considering offers to dispose of certain minor non-core businesses. As a result, the Group has written the net book value of goodwill in these businesses down to fair value less costs to sell.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
14 Intangibles — continued
(b) Impairment test for goodwill
Goodwill is allocated to the Group’s cash-generating units (CGU’s) identified according to country of operation.
A segment-level summary of the goodwill allocation is presented below.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Australasia	26,870	13,788	—	—
North America	1,025,617	411,674	—	—
Europe	114,047	106,778	—	—

	1,166,534	532,240	—	—

The recoverable amount of all CGUs is determined based on value-in-use calculations. These calculations use a five year cash flow projection based on the 2009 financial budget approved by management plus an extrapolated four year forecast. Because of the uncertainties of the commodity markets in which the Group operates, each of the four years forecast is based on the average of the previous five years actual results (2004-2008) and the 2009 financial budget using a nil growth rate. A terminal value is included in the final year of the cash flow calculation using earnings multiples appropriate to the industry. The cash flows are discounted using an after tax weighted average cost of capital of 12%. The key assumptions used by management in preparing the 2009 financial budget relate to expected commodity prices and forecast sales volumes of key products for the next 12 months. These assumptions reflect past experience. The method and key assumptions are the same as used in the preceding year. The effect of reasonably possible changes in key assumptions has been reviewed by the Group and does not give rise a likely impairment at this time.

Intangibles	235,622	94,174	—	—

(a) Reconciliation of consolidated movements
Opening net book amount at 1 July	94,174	101,507	—	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(22,773)	—	—	—
Acceleration of amortisation	(1,094)	—	—	—
Amortisation charge (note 5)	(28,196)	(23,785)	—	—
Acquisition of subsidiaries and businesses (note 29)	211,478	28,778	—	—
Foreign currency exchange differences	(17,967)	(12,326)	—	—

Closing net book amount at 30 June	235,622	94,174	—	—

	Supplier
Consolidated	Relationships	Trade name	Permits	Contracts	Other	Total

At 1 July 2006
Cost	76,653	—	8,412	32,326	2,234	119,625
Accumulated amortisation and impairment	(10,791)	—	—	(6,857)	(470)	(18,118)

Net book amount	65,862	—	8,412	25,469	1,764	101,507

Year ended 30 June 2007
Opening net book amount	65,862	—	8,412	25,469	1,764	101,507
Additions — acquisition	28,516	—	262	—	—	28,778
Amortisation charge	(13,591)	—	—	(9,655)	(539)	(23,785)
Foreign currency exchange differences	(8,500)	—	(1,065)	(2,574)	(187)	(12,326)

Closing net book amount	72,287	—	7,609	13,240	1,038	94,174

At 30 June 2007
Cost	94,005	—	7,609	28,218	1,952	131,784
Accumulated amortisation and impairment	(21,718)	—	—	(14,978)	(914)	(37,610)

Net book amount	72,287	—	7,609	13,240	1,038	94,174

Year ended 30 June 2008
Opening net book amount	72,287	—	7,609	13,240	1,038	94,174
Additions — acquisitions	169,110	34,468	1,682	5,823	395	211,478
Transfer to SA Recycling LLC (equity accounted) (note 30)	(17,804)	—	(3,957)	—	(1,012)	(22,773)
Amortisation charge	(20,626)	(487)	—	(6,907)	(176)	(28,196)
Acceleration of amortisation	—	—	—	(1,094)	—	(1,094)
Foreign currency exchange differences	(13,071)	(2,151)	(1,039)	(1,584)	(122)	(17,967)

Closing net book amount	189,896	31,830	4,295	9,478	123	235,622

At 30 June 2008
Cost	219,799	32,308	4,295	25,499	195	282,096
Accumulated amortisation and impairment	(29,903)	(478)	—	(16,021)	(72)	(46,474)

Net book amount	189,896	31,830	4,295	9,478	123	235,622

Remaining weighted average amortisation period	10 years	19 years	Indefinite	2 years	4 years

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
15 Trade and other payables

Current
Trade payables	805,367	298,001	—	—
Other payables	154,853	76,523	72	47
Deferred income	3,814	5,387	—	—
Amounts payable to subsidiaries	—	—	343,411	362,638

	964,034	379,911	343,483	362,685

Non-current
Other	2,270	—	—	—

16 Borrowings

Non-current (unsecured)
Bank loans	496,633	341,326	—	—

Unsecured bank loans are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the parent entity and some of its subsidiaries. Further information relating to interest rates, facility arrangements and fair values is set out in note 2.
17 Tax liabilities

Current
Income tax	131,429	41,374	40,756	20,316

Non-current
Deferred income tax
The balance comprises temporary differences attributed to:

Property, plant and equipment	109,464	74,312	—	—
Intangibles	68,485	37,161	—	—
Other	12,485	8,144	—	—

Total deferred tax liability	190,434	119,617	—	—

	Property,
	plant and
	equipment	Intangibles	Other	Total
Movements	$’000	$’000	$’000	$’000

Consolidated

At 1 July 2006	26,292	38,620	3,801	68,713
(Charged)/credited to the income statement	29,653	(8,619)	(1,515)	19,519
(Charged)/credited directly to equity	20,907	—	6,783	27,690
Acquisition of subsidiary	1,648	12,826	—	14,474
Foreign currency exchange differences	(4,188)	(5,666)	(925)	(10,779)

At 30 June 2007	74,312	37,161	8,144	119,617

Charged/(credited) to the income statement	(3,472)	(15,054)	435	(18,091)
(Charged)/credited directly to equity	11,693	—	(5,271)	6,422
Acquisition of subsidiary	36,587	49,460	9,686	95,733
Foreign currency exchange differences	(9,656)	(3,082)	(509)	(13,247)

At 30 June 2008	109,464	68,485	12,485	190,434

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
17 Tax liabilities continued
Non-current
Correction of error — Deferred income tax
In connection with the preparation of the 30 June 2008 financial statements, the Group determined that certain U.S. subsidiaries had not been providing for deferred taxes related to land revaluations.
For the financial year ended 30 June 2006, the unrecorded deferred tax liability (based on the Group’s U.S. tax rate of 38%) had the effect of overstating consolidated net assets, consolidated reserves and consolidated total equity by $1.921m and understating non-current deferred tax liabilities and total liabilities by $1.921m.
For the financial year ended 30 June 2007, the cumulative unrecorded deferred tax liability (based on the Group’s U.S. tax rate of 38%) had the effect of overstating net assets, consolidated reserves and consolidated total equity by $20.723m and understating non-current deferred tax liabilities and total liabilities by $20.723m. In addition, the statement of recognised income and expense was overstated by $18.802m in 2007 and $1.921m in 2006.
This non-cash error has been corrected by restating each of the affected financial statement lines for the prior years, as described above.
Basic and diluted earnings per share for 30 June 2007 and 30 June 2006 were not impacted by the correction of this error.
18 Provisions

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Current
Employee entitlements	21,004	16,095	—	—
Other	7,060	1,714	—	—

	28,064	17,809	—	—

Non-current
Employee entitlements	10,307	9,905	—	—
Environmental compliance	6,875	9,214	—	—
Contingent consideration — business combinations	17,547	—	—	—

	34,729	19,119	—	—

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits are set out below.

	Current	Non-current	Non-current
		Environmental	Contingent
	Other	Compliance	Consideration
	$’000	$’000	$’000
Consolidated — 2008
Carrying amount at start of year	1,714	9,214	—
Reclassifications (to)/from creditors	(26)	(1,260)	13,212
Additional provisions recognised	6,550	—	—
Payments	(1,161)	(5)	—
Transferred to SA Recycling LLC jointly controlled entity (note 30)	—	(3,206)	—
Acquisition of subsidiaries	—	3,696	4,596
Foreign currency exchange differences	(17)	(1,564)	(261)

Carrying amount at end of year	7,060	6,875	17,547

Other current provisions include estimates of claims against the Group in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.
The environmental compliance provision is an estimate of costs for property remediation that will be required in the future. It is not expected that these costs will be incurred in the next financial year.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to note 1(i).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations
(a) Superannuation plans
Eligible employees of the Group are entitled to benefits from the Group’s superannuation plans on retirement, disability or death. During the year, five of the Group’s plans each had a defined benefit section. The defined benefit sections provide lump sum benefits based on years of service and final average salary. All other plans receive fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in note 5.
(b) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Present value of the defined benefit obligation	81,559	69,976	—	—
Fair value of defined benefit plan assets	(76,731)	(77,430)	—	—

Net (asset)/liability in the balance sheet	4,828	(7,454)	—	—

The Group has no legal obligation to settle any liability with an immediate contribution or additional one off contributions. The Group intends to contribute to the defined benefit section of the plans at percentage rates of salaries in line with the actuaries latest recommendations as set out in note 19(h).
(c) Categories of plan assets
The major categories of plan assets are as follows:

Cash	18,816	3,839	—	—
Equity instruments	41,498	43,093	—	—
Debt instruments	9,675	19,597	—	—
Property	6,005	10,454	—	—
Other assets	737	447	—	—

	76,731	77,430	—	—

(d) Reconciliations
Reconciliation of the present value of the defined benefit obligation, which is partly funded (2007: fully funded):

Balance at the beginning of the year	69,976	87,062	—	—
Current service cost	2,012	2,663	—	—
Interest cost	3,933	3,921	—	—
Actuarial gains	(535)	(2,769)	—	—
Benefits paid	(3,333)	(4,637)	—	—
Contributions paid by members	496	567	—	—
Acquired in business combinations	14,002	—	—	—
Curtailment / settlement adjustment	—	(14,554)	—	—
Foreign currency exchange differences	(4,992)	(2,277)	—	—

Balance at the end of the year	81,559	69,976	—	—

Reconciliation of the fair value of plan assets:

Balance at the beginning of the year	77,430	82,232	—	—
Expected return on plan assets	5,466	4,968	—	—
Actuarial (losses) / gains	(11,825)	3,954	—	—
Contributions by Group companies	2,147	5,524	—	—
Contributions paid by members	496	567	—	—
Benefits paid	(3,333)	(4,637)	—	—
Acquired in business combinations	12,468	—	—	—
Curtailment / settlement adjustment	—	(12,828)	—	—
Foreign currency exchange differences	(6,118)	(2,350)	—	—

Balance at the end of the year	76,731	77,430	—	—

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

(e) Amounts recognised in income statement

Current service cost	2,012	2,663	3,009	—	—
Interest cost	3,933	3,921	3,866	—	—
Expected return on plan assets	(5,466)	(4,968)	(4,472)	—	—
Curtailment / settlement gain	—	(1,726)	—	—	—

Total included in employee benefits expense	479	(110)	2,403	—	—

Actual return on plan assets	(6,359)	8,922	7,791	—	—

(f) Amounts recognised in statement of recognised income and expense

Actuarial (loss) / gain recognised in the year	(11,290)	6,723	5,921	—	—
Deferred tax	3,463	(1,512)	(2,052)	—	—

Defined benefit plan actuarial (loss)/gain (net of tax)	(7,827)	5,211	3,869	—	—

Cumulative actuarial (losses) / gains (gross of tax) recognised in the statement of recognised income and expense	(5,753)	5,537	(1,186)	—	—

(g) Principal actuarial assumptions

The principal actuarial assumptions used were as follows:

Australia
Discount rate	5.5%	5.3%	4.8%	—	—
Expected return on plan assets	8.0%	8.0%	8.0%	—	—
Future salary increases	5.0%	5.0%	5.0%	—	—

United Kingdom
Discount rate	6.2%	5.8%	5.3%	—	—
Expected return on plan assets	6.4%	5.8%	5.7%	—	—
Future salary increases	5.0%	4.8%	4.5%	—	—

USA
Discount rate	6.0%	—	—	—	—
Expected return on plan assets	8.0%	—	—	—	—
Future salary increases	3.5%	—	—	—	—

Europe
Discount rate	—	—	4.5%	—	—
Expected return on plan assets	—	—	4.5%	—	—
Future salary increases	—	—	3.0%	—	—
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)
(h) Employer Contributions
Employer contributions to the defined benefit section of the plans are based on recommendations by the plan’s actuaries. Actuarial assessments are made at no more than one year intervals, and the last such assessment was made as at 30 June 2008.
Australia
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2009 is $1.3 m, parent entity $Nil.
The economic assumptions used by the actuaries to make the funding recommendations (depending on the fund) were a long term investment earning rate of 8.0% pa (2007: 8.0% pa) (net of fees and taxes), a salary increase rate of 5.0% pa (2007: 5.0% pa) together with an age related promotional scale, and an inflation rate of 5.5% pa (2007: 5.3% pa).
United Kingdom
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid for the year ending 30 June 2009 is approximately $1.130 m.
The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 6.4% pa (2007: 5.75% pa), a salary increase rate of 5.0% (2007: 4.8% pa), and a discount rate of 6.2% pa (2007: 5.8% pa).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)
(h) Employer Contributions (continued)
USA
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid for the year ending 30 June 2009 is $nil.
The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 8.0% pa and a salary increase rate of 3.5% and a discount rate of 6.3% pa.
Europe
Effective 1 January 2006 the Group terminated its European defined benefits plan. The final assets and benefit obligations, as determined by an independent actuary, were transferred from the Sims Group Dutch Pension Scheme to an industry wide multi-employer plan (BPME). An obligation to contribute a further $2.066m to BPME has been recognised in other creditors at 30 June 2007 and has been included in determining the net gain on terminating the plan.
The BPME plan is a defined benefit plan. However, the Group has been advised by BPME that because it is a multi-employer plan insufficient information is available to enable the Group to account for the plan as a defined benefit plan. Accordingly, this plan has been accounted for as though it were a defined contribution plan.
Prior to the termination of the Sims Group Dutch Pension Scheme, the objective of funding was to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary adopted a method of funding benefits known as the attained age method. This sought to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.

		Consolidated
	2008	2007	2006	2005
	$’000	$’000	$’000	$’000
(i) Historic summary

Defined benefit plan obligation	81,559	69,976	87,062	82,913
Plan assets	(76,731)	(77,430)	(82,232)	(60,720)

Deficit/(surplus)	4,828	(7,454)	4,830	22,193

Experience adjustments arising on plan liabilities	(535)	(2,769)	(2,602)	9,687
Experience adjustments arising on plan assets	11,825	(3,954)	(3,319)	(2,580)

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
20 Contributed equity

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
(i) Share capital
Ordinary shares — fully paid	2,325,924	811,976	3,646,580	2,132,632

Movement in ordinary share capital — fully paid

	Number of shares issued			Equity carrying amount
	by :			$’000
		Sims
		Group	Issue price		Parent Entity
Details	Date	Limited	$	Consolidated	**

Opening Balance	1 July 2006	124,317,284	—	780,108	2,100,764
Issued under the dividend reinvestment plan	20 October 2006	742,970	20.91	15,536	15,536

Exercise of performance rights under the Former LTI Plan	31 October 2006	20,000	—	—	—
Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2006 - 30 June 2007	127,361	14.99	1,872	1,872
Issued under the dividend reinvestment plan	10 April 2007	640,065	22.59	14,460	14,460

Exercise of performance rights under the Former LTI Plan	4 May 2007	3,983	—	—	—

Balance	30 June 2007	125,851,663		811,976	2,132,632

Issued under the dividend reinvestment plan	19 October 2007	330,581	29.97	9,908	9,908

Exercise of performance rights under the Former LTI Plan	Various	52,711	—	—	—
Vesting of restricted stock units under the Former LTI Plan	Various	123,431	—	—	—

Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2007 - 30 June 2008	15,517	14.99	233	233
Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2007 - 30 June 2008	67,142	18.73	1,258	1,258
Issued on acquisition of Metal Management Inc	18 March 2008	53,217,567	28.00	1,490,090	1,490,090
Issued on acquisition of Metal Management Inc	18 March 2008	256,250	—	—	—
Issued under the dividend reinvestment plan	9 April 2008	286,836	28.64	8,215	8,215
Exercise of options issued under the Sims Group Limited Transition Incentive Stock Plan (SGLTISP)	13 May 2008	123,000	23.59	2,902	2,902
Exercise of options issued under the SGLTISP	13 May 2008	61,500	16.00	984	984
Exercise of options issued under the SGLTISP	3 June 2008	30,750	11.66	358	358

Balance at the end of the financial year for accounting purposes	30 June 2008	180,416,948		2,325,924	3,646,580

Issue of ordinary shares under the employee share plan deemed to be options for accounting purposes (note 27(ii)(a))	22 July 2005	44,286		—	—

Issue of ordinary shares under the employee share plan deemed to be options for accounting purposes (note 27(ii)(a))	28 July 2006	64,403		—	—

Balance at the end of the financial year per share register	30 June 2008	180,525,637		2,325,924	3,646,580

**	Refer to the accounting policy in respect of the basis of preparation and accounting for reverse acquisition (note 1(a))
Ordinary shares
Ordinary shares as traded on the Australian Securities Exchange entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. Ordinary shares have no par value. The Group’s shares also trade on the New York Stock Exchange in the form of American Depositary Shares (‘ADS’) with one ordinary share equalling one ADS. ADSs have the same rights as ordinary shares including participation in dividends and voting rights.
(ii) Options including ordinary shares deemed to be options noted above
Further details on options are set out in note 27. With the exception of the shares issued under the Sims Group Former Employee Share Plan, options carry no voting rights.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
21 Statements of changes in equity

		Consolidated		Parent entity
		2008	2007	2008	2007
	Notes	$’000	$’000	$’000	$’000
Total equity at the beginning of the financial year		1,279,430	1,196,785	2,144,330	2,103,729
Effect of correction of error
Recognition of intangible asset amortisation	14	—	(11,666)	—	—
Recognition of deferred tax on US subsidiaries land revaluations	17	—	(1,921)	—	—

Restated total equity at the beginning of the financial year		1,279,430	1,183,198	2,144,330	2,103,729
Total recognised income and expense for the year		312,636	211,555	169,292	155,924
Transactions with equity holders in their capacity as equity holders:
Dividends provided for or paid	23	(174,712)	(150,022)	(174,712)	(150,022)
Share ownership and option plan expense (net of tax)	22	20,263	2,831	20,263	2,831
Share option assumed from acquisition of Metal Management Inc	29	10,523	—	10,523	—
Issue of ordinary shares, net of transaction costs	20	1,513,948	31,868	1,513,948	31,868

Total equity at the end of the financial year		2,962,088	1,279,430	3,683,644	2,144,330

22 Reserves and retained profits

Reserves
Asset revaluation reserve		146,078	115,754	—	—
Share-based payments reserve		36,141	5,355	36,141	5,355
Cash flow hedging reserve		(607)	9,049	—	—
Foreign currency translation reserve		(220,626)	(83,438)	—	—

		(39,014)	46,720	36,141	5,355

Movements in reserves were:
Asset revaluation reserve
Balance 1 July		115,754	75,714	—	—
Increment on revaluation of land, buildings and leasehold improvements		45,838	60,947	—	—
Deferred tax on current year movements		(11,693)	(20,907)	—	—
Transfer to retained profits		(3,821)	—	—	—

Balance 30 June		146,078	115,754	—	—

Share-based payments reserve
Balance 1 July		5,355	2,524	5,355	2,524
Share ownership and option plan expense 27(iv)		13,388	2,831	13,388	2,831
Share option assumed from acquisition of Metal Management
Inc 29		10,523	—	10,523	—
Deferred tax on current year movements		6,875	—	6,875	—

Balance 30 June		36,141	5,355	36,141	5,355

Cash flow hedging reserve
Balance 1 July		9,049	(72)	—	—
Revaluation		(13)	14,320	—	—
Deferred tax on revaluation		(594)	(5,271)	—	—
Transfer to net profit — gross		(14,320)	360	—	—
Deferred tax on transfer to net profit		5,271	(288)	—	—

Balance 30 June		(607)	9,049	—	—

Foreign currency translation reserve
Balance 1 July		(83,438)	(1,269)	—	—
Currency exchange differences arising during the year		(137,188)	(82,169)	—	—

Balance 30 June		(220,626)	(83,438)	—	—

Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(r). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.
Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised and the fair value of shares issued to employees.
Cash flow hedging reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
22 Reserves and retained profits (continued)
Foreign currency translation reserve
Exchange differences arising on translation of investment in the net assets of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Retained profits
Retained profits at the beginning of the financial year	420,734	337,840	6,343	441
Effect of correction of error
Recognition of intangible asset amortisation (note 14)	—	(11,647)	—	—

Restated retained profits at the beginning of the financial year	420,734	326,193	6,343	441
Net profit attributable to members of Sims Group Limited	433,162	239,352	169,292	155,924
Dividends paid (note 23)	(174,712)	(150,022)	(174,712)	(150,022)
Actuarial gain/(loss) on retirement benefit obligations (net of tax)	(7,827)	5,211	—	—
Transfers from reserves	3,821	—	—	—

Retained profits at the end of the financial year	675,178	420,734	923	6,343

23 Dividends

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000
Ordinary shares

Final dividend for the year ended 30 June 2007 paid at 60c per share franked at 51% based on tax paid at 30% (2006: Final dividend for the year ended 30 June 2006 paid at 60c per share franked at 51% based on tax paid at 30%) (2005: Final dividend for the year ended 30 June 2005 paid at 70c per share plus an additional special dividend of 20c per share both franked at 60% based on tax paid at 30%)	75,699	74,782	82,329	75,699	74,782

Interim dividend for the year ended 30 June 2008 paid at 55c per share, franked at 47% based on tax paid at 30% (2007: Interim dividend for the year ended 30 June 2007 paid at 60c per share, franked at 57% based on tax paid at 30%) (2006: Interim dividend for the year ended 30 June 2006 paid at 45c per share, franked at 47% based on tax paid at 30%)	99,013	75,240	45,981	99,013	75,240

Total dividends paid	174,712	150,022	128,310	174,712	150,022
Shares issued under the dividend reinvestment plan	(18,123)	(29,996)	(15,018)	(18,123)	(29,996)

Total cash dividends paid	156,589	120,026	113,292	156,589	120,026

Dividends not recognised at year end

Since year end the directors have determined the payment of a final dividend of 65c per share plus an additional special dividend of 10c per share, both franked at 23% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 27 October 2008 out of consolidated retained profits at 30 June 2008, but not recognised as a liability at year end	135,395	75,660	74,702	135,395	75,660

Franked dividends

The franked portion of dividends determined after 30 June 2008 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

Franking credits available for the subsequent financial year based on tax rate of 30% (2007: 30%, 2006: 30%)	47,786	30,706	22,777	47,786	30,706

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
(a)	franking credits that will arise from the payment of income tax payable as at the end of the financial year

(b)	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date, and

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.
The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $13.4m (2007: $16.5m, 2006: $16.3m).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
24 Contingent liabilities

Consolidated		Parent entity
2008	2007	2008	2007
$’000	$’000	$’000	$’000
Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:
Guarantees
The parent entity, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.

Bank Guarantees — subsidiaries	22,869	7,917	—	—
Borrowing guarantee — SA Recycling LLC jointly controlled entity	129,857	—	—	—

	152,726	7,917	—	—

Subsidiaries
Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up.
25 Capital expenditure commitments

Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year
– for the acquisition of plant and equipment	24,624	9,482	—	—
– for the acquisition of land and buildings	935	4,473	—	—

	25,559	13,955	—	—

Commitments included above relating to joint venture operations, jointly controlled entities and associates.
– for the acquisition of plant and equipment	220	—	—	—

	220	—	—	—

26 Lease commitments

Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable:
Not later than one year	60,010	35,834	—	—
Later than one, but not later than three years	90,661	62,500	—	—
Later than three, but not later than five years	39,841	24,125
Later than five years	61,695	54,542	—	—

	252,207	177,001	—	—

Representing:
Cancellable operating leases	3,624	3,510	—	—
Non-cancellable operating leases	248,583	173,491	—	—

	252,207	177,001	—	—

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Not later than one year	58,187	34,229	—	—
Later than one, but not later than three years	88,860	72,570
Later than three, but not later than five years	39,841	12,150	—	—
Later than five years	61,695	54,542	—	—

	248,583	173,491	—	—

The above amounts include the Group’s share of joint ventures, jointly controlled entities and associates.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans
The Group’s share ownership plans are designed to link the rewards of senior executives and employees to the long-term performance of the Group and the returns generated for shareholders. Details of the schemes in respect of which options and awards are outstanding are set out below.
(i) Long Term Incentive Plan
The Sims Group Long Term Incentive Plan (‘LTI Plan’) was established in the 2008 financial year. Grants under the LTI Plan are either in the form of performance rights or Restricted Stock Units (RSU’s), collectively ‘Rights’ and are made by the Board following the endorsement of the company’s Remuneration Committee. The LTI Plan also provides for cash-settled Rights which are determined by the Board or the employee at the date of the grant. A Right is a contractual right to acquire an ordinary share for nil consideration. Holders of Rights are not entitled to dividends over the term of the relevant vesting period.
In the 2008 financial year, Rights were issued to senior executives and other employees. The Rights vest in line with achievement of continuous service and, in respect of 50% of an award of Rights, market based performance criteria and, for the remaining 50%, non-market based performance criteria. The continuous service criterion is met if the participant is in the employ of the Group at vesting, generally three years from the date of grant. Market based performance criteria are satisfied if the Group’s total shareholder return (‘TSR’) over the three financial years from 1 July 2007 is at the 51st percentile or higher against a comparator group of companies. Non-market based performance criteria are satisfied if the cumulative compound growth in diluted earnings per share (‘EPS’) of the Group over the three financial years from 1 July 2007 is between 5% and 10% when assessed against the Group’s EPS in the 2007 financial year.
Special one-time Rights were granted to certain senior executives and employees who were employees for the Group in the 2003 financial year so that they were not disadvantaged in transitioning to the LTI Plan. These Rights vest in three tranches, with the first two tranches vesting one year and two years, respectively, from the grant date, and subject to the Group achieving EPS growth of between 5% and 10% over the five financial years from 1 July 2003 and 1 July 2004 respectively. The third tranche vests in accordance with the criteria outlined in the paragraph above.
Rights granted to employees within the Sims Recycling Services (‘SRS’) division have 50% of their award subject to an SRS Earnings before Interest, Tax, Depreciation and Amortisation (‘EBITDA’) performance hurdle in lieu of an EPS hurdle. The EBITDA performance hurdle is determined by reference to SRS’ cumulative compound EBITDA growth for the three financial years from 1 July 2007 (which must be at least 15%, and is then prorated between 15% and 25%) when assessed against SRS’ EBITDA in the 2007 financial year.
If any Rights remain unvested at the end of year three, then they will be retested over the four year performance period concluding at the end of year four. If any Rights remain unvested at the end of year four, they will be retested over the five year performance period concluding at the end of year five.
In the 2008 financial year, total Rights granted were 806,960 comprised of 659,758 performance rights and 147,202 RSUs. All the Rights were outstanding as at the 30 June 2008 balance sheet date. The fair value of the Rights ranged from $12.39 to $25.16 per share based on the vesting schedule and the performance criteria. Fair value was determined by utilising the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model which allows for the incorporation of TSR hurdles that can impact the number of Rights that vest. Key assumptions include expected volatility of 30%, a dividend yield of 6.0% pa, a risk free rate of 6.43% pa and a share price at valuation date of $26.72.
(ii) Former Long Term Incentive Plan
The former Executive Long Term Incentive Plan (‘Former LTI Plan’) was established to encourage employees to share in the ownership of the Group. Offers of shares under the Former LTI Plan were made at the discretion of the Board following the endorsement of the company’s Remuneration Committee. The Former LTI Plan had three components: (a) employee share plan; (b) restricted stock units; and (c) performance rights.
(a) Employee share plan
Offers of shares under the employee share plan were made to Australian based senior executives and employees in the 2006 financial year and the 2007 financial year. The Group provided financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Group may determine.
The beneficial ownership of the shares vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the ‘Participant’ is in the employ of the Group at vesting. Periods of continuous service vary from one to three years, while non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of these shares are entitled to dividends over the term of the relevant vesting period.
No loans were advanced (2007: $2,463,838) nor shares granted (2007: 131,545 at $18.73 per share) to employees under the employee share plan during the 2008 financial year.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued
Set out below is a summary of the employee share plan:

	2008		2007
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Balance at beginning of financial year	191,348	$17.56	196,784	$14.99
Granted in the financial year	—	$0.00	131,545	$18.73
Redemptions in the financial year	(82,659)	$18.03	(127,361)	$14.99
Forfeited in the financial year	—	$0.00	(9,620)	$14.99

Balance at end of financial year	108,689	$17.21	191,348	$17.56

Exercisable at end of financial year	46,818	$17.42	31,952	$14.99
The fair value of shares granted in the 2007 financial year ranged from $6.78 to $7.66 per share. Fair value was determined by using the Monte-Carlo simulation model. Key assumptions include expected volatility of 2 5%, the relevant vesting period, a dividend yield of 5.5% pa, a risk free rate of 5.9% pa and an assessment of the probability of achievement of continuous service and non-market based performance criteria.
(b) Restricted stock units
Set out below is a summary of RSUs granted under the Former LTI Plan:

	2008		2007
		Weighted		Weighted
		Average		Average
	Number	Grant	Number	Grant
	of	Date	of	Date
	RSUs	Fair Value	RSUs	Fair Value

Balance at beginning of financial year	232,011	$14.38	280,708	$14.72
Granted in the financial year	53,552	$18.59	11,028	$7.66
Vested in the financial year	(123,431)	$14.72	—	$0.00
Forfeited in the financial year	(29,863)	$14.72	(59,725)	$14.72

Unvested balance at end of financial year	132,269	$15.70	232,011	$14.38

RSUs were issued to senior executives and certain employees in the 2008 financial year and vest based on continuous service over a period of three years. For RSUs issued in the 2007 financial year, the vesting is based on both continuous service and non-market based performance criteria. The continuous service criterion is met if the employee is in the employ of the Group at the vesting date of 1 September 2009. Non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group is between 5% and 10% over the period of three financial years commencing the 2007 financial year. There is no reward if less than 5% EPS growth is achieved.
The fair value of RSUs granted in the 2008 financial year was calculated based on the weighted average value of the ordinary shares during the five trading days immediately preceding the grant date and included an assessment of the probability of achievement of continuous service.
The fair value of RSUs granted in the 2007 and 2008 financial years was determined using the Monte-Carlo Binomial Options Pricing Model as these grants have performance based vesting targets. Valuation assumptions include expected volatility of 28.5% pa, the relevant vesting period, a dividend yield of 5.5% pa, a risk free rate of 5.9% pa and an assessment of the probability of achievement of continuous service and non-market based performance criteria.
(c) Performance rights
Set out below are the movements during the period of all performance rights issued under the Former LTI Plan:

				Balance at	Granted	Exercised	Forfeited	Balance at
			Exercise	start of the	during the	during the	during the	end of the
2008	Grant date	Expiry date	price	year	year	year	year	year

	31 Oct 2005	30 Oct 2010	Nil	95,930	—	(23,983)	—	71,947
	18 Nov 2005	30 Oct 2008	Nil	29,978	—	(14,989)	—	14,989
	10 Jul 2006	30 Jun 2009	Nil	10,444	—	(2,611)	—	7,833
	28 Jul 2006	1 Sep 2009	Nil	16,359	—	(11,128)	(1,652)	3,579
	1 Jul 2007	30 Apr 2010	Nil	—	44,803	—	—	44,803
	17 Sep 2007	30 Apr 2010	Nil	—	42,088	—	—	42,088

				152,711	86,891	(52,711)	(1,652)	185,239

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued

					Granted	Exercised		Balance at
			Exercise	Balance at	during the	during the	Forfeited	end of the
2007	Grant date	Expiry date	price	start of the year	year	year	during the year	year

	31 Oct 2005	30 Oct 2010	Nil	119,913	—	(23,983)	—	95,930
	18 Nov 2005	30 Oct 2008	Nil	29,978	—		—	29,978
	10 Jul 2006	30 Jun 2009	Nil	—	10,444	—	—	10,444
	28 Jul 2006	1 Sep 2009	Nil	—	16,359	—	—	16,359

				149,891	26,803	(23,983)	—	152,711

Performance rights were granted in the 2008 financial year to certain senior executives with the vesting criteria based primarily on achieving continuous service until 30 April 2010. The performance rights granted on 10 July 2006 vest evenly over three years based on continuous service and the achievement of annual compound growth in the Group’s EPS of 8% in each year. For the performance rights granted on 28 July 2006, vesting is based on continuous service and achievement of non-market based performance criteria. Continuous service varies from one to three years, while non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years.
The fair value of performance rights were calculated as at the grant date using the Monte-Carlo simulation model. For performance rights granted in the 2008 financial year, the weighted average fair value was $23.17 per share and key assumptions included a dividend yield of 6.0% pa, a risk free rate of 6.39% pa and the value of an ordinary share on the grant date. For performance rights granted in the 2007 financial year, the weighted average fair value was $11.77 per share and was determined using similar assumptions as those used for the Former LTI Plan shares granted in the 2007 financial year.
(iii) Transition Incentive Stock Plan related to the Metal Management Inc merger
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (‘SGLTIP’) was established. The SGLTIP assumed the rights and obligations of Metal Management Inc under its former plan (‘MMI Plan’). The company assumed both stock options and restricted stock from the MMI Plan. No additional grants can be made under the SGLTIP.
(a) Stock options
The company assumed the rights and obligations of all outstanding stock options granted pursuant to the MMI Plan. The stock options were held by the former directors of Metal Management Inc who became directors of the company on the merger date. Each outstanding Metal Management Inc stock option was converted into 2.05 options of the company. In addition, the exercise price of each Metal Management Inc option was converted at the same exchange ratio. All the stock options assumed were fully vested and therefore the fair value of the stock options assumed was recorded as a component of the purchase price for Metal Management Inc.
The weighted average fair value of stock options assumed was $11.04 per share and calculated using the Black-Scholes model taking into account the value of an ordinary share on the merger date, the exercise price of each option and the remaining term of each option. Other key assumptions included the risk free interest rate, which ranged from 5.99% to 6.15% pa, a dividend yield of 4.2% pa, and a volatility of 34%.
Set out below is a summary of stock options under the SGLTIP:

	2008
		Weighted
	Number	Average
	of	Exercise
	Options	Price

Balance at beginning of financial year	—	$0.00
Assumed in the financial year	953,250	$18.07
Exercised in the financial year	(215,250)	$20.89
Forfeited in the financial year	—	$0.00

Balance at end of financial year	738,000	$17.24

Exercisable at end of financial year	738,000	$17.24
The weighted average share price at the date of exercise for options exercised in the 2008 financial year was $36.75. The weighted average remaining contractual life of options outstanding at the 30 June 2008 balance sheet date was 4.80 years.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued
Information relating to outstanding options at the end of the 2008 financial year was as follows:

		Exercise
Grant date	Expiry date	price	Number

14 Mar 2008	16 Jan 2014	$9.49	61,500
14 Mar 2008	16 Apr 2014	$9.71	20,500
14 Mar 2008	16 Jan 2014	$14.19	205,000
14 Mar 2008	7 Apr 2011	$16.94	123,000
14 Mar 2008	16 Jan 2014	$18.92	205,000
14 Mar 2008	2 Apr 2012	$24.98	123,000

			738,000

(b) Restricted stock
The Group assumed the rights and obligations of all unvested restricted stock granted pursuant to the MMI Plan. The restricted stock assumed is held by certain employees other than the former CEO and former CFO of Metal Management Inc. The restricted stock vests evenly over three years based on continuous service. The holder of the restricted stock is entitled to dividends and voting rights during the period of restriction. Each unvested restricted stock was converted into 2.05 restricted shares of the company. The fair value of restricted shares assumed was $28.00 per share based on the value of an ordinary share of the company on the date of the merger.
Set out below is a summary of restricted shares under the SGLTIP:

	2008
		Weighted
		Average
	Number	Grant
	of	Date
	Shares	Fair Value

Balance at beginning of financial year	—	$—
Assumed in the financial year	256,250	$28.00
Vested in the financial year	—	$—
Forfeited in the financial year	(6,765)	$28.00

Unvested balance at end of financial year	249,485	$28.00

(iv) Effect of share based payments on profit and loss
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

Employee Share Plan	—	922	886	—	—
LTI Plan	10,633	—	—	—	—
Former LTI Plan — Restricted stock units	943	1,237	1,350	—	—
Former LTI Plan — Performance rights	866	672	288	—	—
Transition incentive stock plan	1,228	—	—	—	—

Total (note 22)	13,670	2,831	2,524	—	—

The total carrying amount of liabilities for cash-settled share-based arrangements at 30 June 2008 was $282,000 (2007: $0).

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures
(a) Other key management personnel
In addition to the executive directors, the following persons also had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
A Ratner	President — North America — Operations (commenced 14 March 2008)
R Larry	Chief Financial Officer (commenced 14 March 2008)
R Kelman	President — North America — Commercial (commenced 14 March 2008)
DR McGree	Managing Director — Simsmetal Australia & New Zealand
WT Bird	Managing Director — Metals Recycling — UK
G Davy	Managing Director — Sims Recycling Solutions — Europe & North America
(b) Key management personnel compensation

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Short-term benefits	15,238,590	8,787,184	2,777,023	2,369,430
Long-term benefits	262,147	1,182,608	—	—
Post-employment benefits	657,347	690,771	—	—
Termination benefits	—	1,456,170	—	—
Share based payments	7,437,748	1,184,890	—	—

	23,595,832	13,301,623	2,777,023	2,369,430

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information can be found in the remuneration report.
(c) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.
(ii) Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel, including their personally related parties, are set out below.

	Balance at
2008	start of the	Granted as			Balance at end	Vested and
Name	year	compensation	Exercised	Other changes	of the year	exercisable	Unvested

Directors of Sims Group Limited
PK Mazoudier	—	—	—	—	—	—	—
JL Sutcliffe
Employee share plan	36,738	—	(36,738)	—	—	—	—
Performance rights	95,930	224,534	(23,983)	—	296,481	—	296,481
RB Cunningham
Employee share plan	10,417	—	(10,417)	—	—	—	—
Performance rights	29,978	66,847	(14,991)	—	81,834	—	81,834
JM Feeney	—	—	—	—	—	—	—
M Iwanaga	—	—	—	—	—	—	—
C Renwick, AM	—	—	—	—	—	—	—
P Varello	—	—	—	—	—	—	—
D Dienst (appointed 14 March 2008)	—	—	—	410,000	410,000	410,000	—
NR Bobins (appointed 14 March 2008)	—	—	(123,000)	123,000	—	—	—
JT DiLacqua (appointed 14 March 2008)	—	—	(61,500)	61,500	—	—	—
R Lewon (appointed 14 March 2008)	—	—	—	123,000	123,000	123,000	—
GE Morris (appointed 14 March 2008)	—	—	(30,750)	235,750	205,000	205,000	—
GN Brunsdon (resigned 21 November 2007)	—	—	—	—	—	—	—
B Every (resigned 21 November 2007)	—	—	—	—	—	—	—

	173,063	291,381	(301,379)	953,250	1,116,315	738,000	378,315

Other key management personnel of the Group
A Ratner
Restricted stock award	—	29,629	—	—	29,629	—	29,629
R Larry
Restricted stock award	—	—	—	—	—	—	—
R Kelman
Restricted stock units	59,725	—	(29,863)	—	29,862	14,931	14,931
Performance rights	—	24,644	—	—	24,644	—	24,644
DR McGree						—	—
Employee share plan	8,185	45,693	—	—	53,878	—	53,878
Performance rights	—	21,044	—	—	21,044	—	21,044
WT Bird
Performance rights	2,788	54,785	—	—	57,573	—	57,573
G Davy
Performance rights	3,003	70,487	—	—	73,490	—	73,490

	73,701	246,282	(29,863)	—	290,120	14,931	275,189

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures (continued)
(c) Equity instrument disclosures relating to key management personnel (continued)

	Balance at
2007	start of the	Granted as			Balance at end	Vested and
Name	year	compensation	Exercised	Other changes	of the year	exercisable	Unvested

Directors of Sims Group Limited
PK Mazoudier	—	—	—	—	—	—	—
J Neu (resigned 6 June 2007)	—	—	—	—	—	—	—
JL Sutcliffe
Employee share plan	90,517	36,738	—	(90,517)	36,738	—	36,738
Performance rights	119,913	—	(23,983)	—	95,930	—	95,930
RB Cunningham
Employee share plan	11,879	10,417	(11,879)	—	10,417	—	10,417
Performance rights	29,978	—	—	—	29,978	—	29,978
GN Brunsdon	—	—	—	—	—	—	—
B Every	—	—	—	—	—	—	—
JM Feeney	—	—	—	—	—	—	—
M Iwanaga (appointed 12 June 2007)	—	—	—	—	—	—	—
C Renwick, AM (appointed 12 June 2007)	—	—	—	—	—	—	—
P Varello	—	—	—	—	—	—	—

	252,287	47,155	(35,862)	(90,517)	173,063	—	173,063

Other key management personnel of the Group
R Kelman
Restricted stock units	59,725	—	—	—	59,725	14,931	44,794
CR Jansen (resigned 31 December 2006)
Restricted stock units	59,725	—	—	(59,725)	—	—	—
DR McGree						—	—
Employee share plan	9,427	8,185	(9,427)	—	8,185	—	8,185
WT Bird
Performance rights	—	2,788	—	—	2,788	—	2,788
G Davy
Performance rights	—	3,003	—	—	3,003	—	3,003

	128,877	13,976	(9,427)	(59,725)	73,701	14,931	58,770

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures (continued)
(iii) Share holdings
The numbers of shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

		Received
		during the
	Balance at	year on the		Balance at
2008	start of the	exercise of	Other changes	end of the
Name	year	options	during the year	year

Directors of Sims Group Limited
PK Mazoudier	14,082	—	557	14,639
JL Sutcliffe	15,517	60,721	(23,983)	52,255
RB Cunningham	—	25,408	(25,408)	—
GN Brunsdon (resigned 21 November 2007)	3,497	—	(3,497)	—
B Every (resigned 21 November 2007)	4,000	—	(4,000)	—
JM Feeney	25,504	—	230	25,734
P Varello	4,600	—	1,625	6,225
M Iwanaga	—	—	—	—
C Renwick, AM	—	—	1,444	1,444
D Dienst (appointed 14 March 2008)	—	—	1,156,872	1,156,872
NR Bobins (appointed 14 March 2008)	—	123,000	(68,400)	54,600
JT DiLacqua (appointed 14 March 2008)	—	61,500	(61,500)	—
R Lewon (appointed 14 March 2008)	—	—	—	—
GE Morris (appointed 14 March 2008)	—	30,750	(10,750)	20,000

	67,200	301,379	963,190	1,331,769

Other key management personnel of the Group
A Ratner	—	—	—	—
R Larry	—	—	90,972	90,972
R Kelman	—	—	—	—
DR McGree	—	—	—	—
WT Bird	—	—	—	—
G Davy	—	—	—	—

	—	—	90,972	90,972

		Received
		during the
	Balance at	year on the		Balance at
2007	start of the	exercise of	Other changes	end of the
Name	year	options	during the year	year

Directors of Sims Group Limited
PK Mazoudier	14,082	—	—	14,082
J Neu, Vice Chairman (resigned 6 June 2007)	32,263,924	—	(32,263,924)	—
JL Sutcliffe	100,517	23,983	(108,983)	15,517
RB Cunningham	11,879	—	(11,879)	—
GN Brunsdon	3,312	—	185	3,497
B Every	4,000	—	—	4,000
JM Feeney	25,504	—	—	25,504
P Varello	—	—	4,600	4,600
M Iwanaga (appointed 12 June 2007)	—	—	—	—
C Renwick, AM (appointed 12 June 2007)	—	—	—	—

	32,423,218	23,983	(32,380,001)	67,200

The shares issued to J Neu formed part of the consideration paid for the purchase by Sims Group Limited of the recycling operations in North America from Hugo Neu Corporation.

Other key management personnel of the Group
R Kelman	—	—	—	—
CR Jansen (resigned 31 December 2006)	19,909	—	(19,909)	—
DR McGree	9,427	—	(9,427)	—
WT Bird	—	—	—	—
G Davy	—	—	—	—

	29,336	—	(29,336)	—

(d) Other transactions with key management personnel
Transactions entered into with directors of Sims Group Limited and other key management personnel of the Group, including their personally related parties are at normal commercial terms. During the year, a company related to P Varello was paid US$6,000 for safety consulting services.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with accounting policy described in note 1(b).

		Country of	Equity
Name of entity	Note	incorporation	holding
(indentation indicates ownership relationship)			2008	2007
			%	%

Sims Group Limited
Sims Group Australia Holdings Limited	(i)	Australia	100	100
PNG Recycling Limited		PNG	100	100
Sims Aluminium Pty Limited	(i)	Australia	100	100
Sims E-Recycling Pty Limited		Australia	90	90
Sims Group Canada Holdings Limited		Canada	100	100
Sims Group Mauritius Limited	(ii)	Mauritius	100	—
Trishyiraya Recycling India Pvt Ltd	(ii)	India	100	—
Sims Tyrecycle Properties Pty Limited		Australia	100	100
Sims Tyrecycle Pty Limited	(i)	Australia	100	100
Simsmetal Holdings Pty Limited		Australia	100	100
Sims Asia Holdings Limited		Hong Kong	100	100
Sims Energy Pty Limited		Australia	100	100
Sims Industrial Pty Limited		Australia	100	100
Simsmetal Industries Limited		New Zealand	100	100
Simsmetal Services Pty Limited	(i)	Australia	100	100
Sims Manufacturing Pty Limited		Australia	100	100
Simsmetal Executive Staff Superannuation Pty Limited		Australia	100	100
Universal Inspection and Testing Company Pty Limited		Australia	100	100
Sims Recycling Solutions Pte Limited	(ii)	Singapore	100	—
Simsmetal Staff Equity Pty Limited		Australia	100	100
Sims Group UK Holdings Limited		UK	100	100
Sims Group UK Intermediate Holdings Limited		UK	100	100
Sims Group UK Limited		UK	100	100
ER Coley (Steel) Limited	(ii)	UK	100	—
ER Coley (Cast) Limited	(ii)	UK	100	—
Evans & Mondon Limited	(ii)	UK	100	—
Mirec BV		The Netherlands	100	100
Sims Recycling Solutions NV		Belgium	100	100
Recommit Limited		UK	100	—
Sims Cymru Limited		UK	100	100
Sims Group German Holdings GmbH		Germany	100	100
Sims M+R GmbH		Germany	100	100
Sims Recycling Solutions AB (formerly Mirec AB)		Sweden	100	100
Sims Group Recycling Solutions Canada Limited		Canada	100	100
Accu-Shred Limited	(ii)	Canada	100	—
Sims Recycling Solutions Inc (formerly United Recycling Industries Inc)		USA	100	100
Sims Group Recycling Solutions USA Corporation		USA	100	100
United Refining & Smelting Co		USA	100	100
United Recycling International Corporation	(iii)	USA	—	100
United Technology Services Inc	(iii)	USA	—	100
Universal Integration Circuits Corporation	(iii)	USA	—	100
Sims Recycling Solutions UK Holding Limited		UK	100	100
Sims Recycling Solutions UK Group Limited		UK	100	100
Sims Recycling Solutions UK Limited		Scotland	100	100
United Castings Limited		UK	100	100
Simsmetal UK Pension Trustees Limited		UK	100	100
Sims Group Holdings 1 Pty Limited	(ii)	Australia	100	—
Sims Group Holdings 2 Pty Limited	(ii)	Australia	100	—
Sims Metal Management USA GP	(ii)	USA	100	—
Sims Group USA Holdings Corporation		USA	100	100
SHN Co LLC		USA	100	100
HNW Recycling LLC		USA	100	100
HNE Recycling LLC		USA	100	100
Dover Barge Company	(iv)	USA	100	100
North Carolina Resource Conservation LLC	(iv)	USA	100	100
Simsmetal East LLC	(iv)	USA	100	100
Sims Municipal Recycling of New York LLC	(ii)	USA	100	—
Schiabo Larovo Corporation		USA	100	100
Simsmetal West LLC	(iv)	USA	100	100
Sims Group Global Trade Corporation		USA	100	100
Sims Group USA Corporation		USA	100	100

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)

		Country of	Equity
Name of entity	Note	incorporation	holding
(indentation indicates ownership relationship)			2008	2007
			%	%

Sims Group Limited (parent company)
Metal Management Inc	(ii)	USA	100	—
MM Metal Dynamics Holdings Inc	(ii)	USA	100	—
Metal Dynamics LLC	(ii)	USA	100	—
Metal Dynamics Detroit LLC	(ii)	USA	100	—
Metal Dynamics Indianapolis LLC	(ii)	USA	100	—
Metal Management Midwest Inc	(ii)	USA	100	—
CIM Trucking Inc	(ii)	USA	100	—
Metal Management Indiana Inc	(ii)	USA	100	—
Metal Management Memphis LLC	(ii)	USA	100	—
Metal Management Ohio Inc	(ii)	USA	100	—
Metal Management S&A Holdings Inc	(ii)	USA	100	—
Metal Management Pittsburgh Inc	(ii)	USA	100	—
Metal Management Aerospace Inc	(ii)	USA	100	—
Metal Management West Coast Holdings Inc	(ii)	USA	100	—
Metal Management West Inc	(ii)	USA	100	—
Metal Management Arizona LLC	(ii)	USA	100	—
Proler Southwest GP Inc	(ii)	USA	100	—
Metal Management Proler Southwest Inc	(ii)	USA	100	—
Proler Southwest LP	(ii)	USA	100	—
Metal Management Alabama Inc	(ii)	USA	100	—
Metal Management Mississippi Inc	(ii)	USA	100	—
Naporano Iron & Metal Inc	(ii)	USA	100	—
Metal Management Northeast Inc	(ii)	USA	100	—
Metal Management Connecticut Inc	(ii)	USA	100	—
New York Recycling Ventures Inc	(ii)	USA	100	—
Metal Management New Haven Inc	(ii)	USA	100	—
Reserve Iron & Metal Limited Partnership	(ii) (v)	USA	100	—

(i)	These subsidiaries and the company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities & Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.

(iii)	These subsidiaries were de-registered or liquidated during the year.

(iv)	These subsidiaries are 50% owned by HNW Recycling LLC and 50% owned by HNE Recycling LLC.

(v)	This subsidiary is 75% owned by Metal Management Inc and 25% owned by Metal Management Ohio Inc.
The voting power held in each subsidiary is proportionate to the equity holdings.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)
Subsidiaries and businesses acquired during the year ended 30 June 2008:
Acquisition of Metal Management Inc
On 14 March 2008 Sims Group Limited purchased the issued capital of Metal Management Inc for $1.52 billion. The consideration comprised 53,473,817 shares in Sims Group Limited (in the form of American Depositary Shares) with a fair value at that date of $1.49 billion, the assumption of outstanding stock options with a fair value of $10.5m and transaction costs of $19.5m. Metal Management Inc is one of the largest full service scrap metal recyclers in the United States with locations in 17 States. The acquisition was consummated to strengthen the Group’s position in the North American scrap recycling market. The acquisition was complementary as the Group’s operations in North America were primarily export-focused while Metal Management Inc’s operations were primarily domestic-focused and included a large non-ferrous recycling business.
The acquired business contributed revenues of $1.372 billion and net profit of $86.8m to the Group for the period 14 March 2008 to 30 June 2008. If the acquisition had occurred on 1 July 2007, revenues and net profit of the Group would have been $10.2 billion and $493m, respectively. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of Metal Management Inc to reflect additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
Other Acquisitions
During the year, the Group acquired a number of subsidiaries and businesses as set out below:
•	On 1 August 2007 — McInerney Metals. The business is a specialist recycler of ferrous and non-ferrous scrap metal via its significant investment in balers and associated equipment, in servicing the regional remote areas of Victoria and border regions of New South Wales and South Australia. The business is located in Victoria, Australia.

•	On 26 October 2007 — ER Coley (Steel) Limited. The business is a ferrous metal recycling merchant and is based in Halesowen, United Kingdom.

•	On 28 November 2007 — Trishyiraya Recycling India Pvt Ltd. The business is a small established recycler of electrical and electronic equipment. The business is located in the southern Indian city of Chennai — a major industrial hub in India and in close proximity to major information technology companies.

•	On 3 January 2008 — RecommIT Limited. The business is a leading IT disposal agency undertaking the collection, secure data purging, recycling and redistribution of redundant IT equipment. The business is based in Salisbury, United Kingdom.

•	On 31 January 2008 — Accu-Shred Limited. Accu-Shred is located in Ontario, Canada and is one of Ontario’s leading environmentally sound end of life electronics recyclers.

•	On 2 April 2008 — Life Cycle Services Limited. The business is a leading specialist in the asset refurbishment, redeployment and secure disposal of information, communication and telecommunication equipment. The business is based in Ashford, Middlesex, United Kingdom.

•	On 5 June 2008 — Clearhouse Technology. The business is located in Melbourne, Australia and is a leading service provider in the region covering the collection, data protection, redeployment and remarketing of obsolete IT equipment for a variety of government and business customers.

•	On 5 June 2008 — Evans and Mondon Limited. The business is a ferrous and non-ferrous metal recycling merchant and is based in Halesowen, United Kingdom.
The above subsidiaries and businesses were acquired for a total consideration of $53.524m. Revenue and net profit contribution by these “other acquisitions” to the Group post acquisition is not material. The carrying values recognized by the vendors immediately before acquisition for each class of asset and liability were not materially different to their fair values.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)
Fair value of assets and liabilities as at acquisition dates
The amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at the respective acquisition dates. The data is provided in aggregate for Other Acquisitions as no acquistion itself was significant enough to require separate disclosure.

	Consolidated
	2008	2008	2008	2008
	$’000	$’000	$’000	$’000
	Metal	Metal
	Management	Management	Other
	Inc	Inc	Acquisitions	Total
	Acquiree’s
	carrying
	amount	Fair Value
Cash	32,720	32,720	1,825	34,545
Trade and other receivables	305,548	305,649	9,166	314,815
Prepayments	15,340	18,295	639	18,934
Inventories	204,289	227,786	1,242	229,028
Equity accounted investments	27,440	27,440	—	27,440
Property, plant & equipment	244,430	295,398	8,355	303,753
Identified intangibles	28,518	206,800	4,678	211,478
Deferred tax asset	58,581	38,525	7	38,532
Trade and other creditors	(280,978)	(282,689)	(8,917)	(291,606)
Bank loans	(24,656)	(24,656)	(7)	(24,663)
Deferred tax liability	(17,085)	(95,554)	(179)	(95,733)
Employee entitlement provisions	(4,101)	(4,101)	—	(4,101)
Environmental provision	(3,696)	(3,696)	—	(3,696)
Defined benefit obligations	(465)	(1,534)	—	(1,534)
Current tax liabilities	(9,495)	(9,495)	(552)	(10,047)

Net assets of entity	576,390	730,888	16,257	747,145

Goodwill on acquisition		789,196	37,267	826,463

Consideration		1,520,084	53,524	1,573,608

Consideration
Cash		—	47,512	47,512
Non-cash consideration — provision for contingent consideration		—	4,596	4,596
Shares issued (note 20)		1,490,090	—	1,490,090
Fully vested options acquired as part of a business combination		10,523	—	10,523

Total consideration payable / paid to vendor		1,500,613	52,108	1,552,721
Direct costs relating to acquisitions		19,471	1,416	20,887

		1,520,084	53,524	1,573,608

Outflow of cash to acquire subsidiaries and businesses, net of cash acquired
Consideration		1,520,084	53,524	1,573,608
Non-cash consideration — shares issued		(1,490,090)	—	(1,490,090)
Non-cash consideration — options acquired		(10,523)	—	(10,523)
Non-cash consideration — provision for contingent consideration		—	(4,596)	(4,596)
Cash acquired net of bank loans		(8,064)	(1,818)	(9,882)

Net cash outflow in respect of acquistions made during the year		11,407	47,110	58,517

The goodwill is attributable to several third parties including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the profitability of the acquired businesses.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008

(continued)
29 Subsidiaries (continued)
Sims Group Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited, Simsmetal Services Pty Limited and Sims Tyrecycle Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities & Investments Commission.
(a) Condensed consolidated income statement and summary of movements in consolidated retained profits
The above companies represent a ‘Closed Group’ for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Group Limited, they also represent the ‘Extended Closed Group’.
Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group.

	2008	2007	2006
	$’000	$’000	$’000
Condensed income statement
Profit before income tax	253,376	202,236	186,923
Income tax expense	(51,374)	(40,778)	(30,473)

Profit for the year	202,002	161,458	156,450

Summary of movements in consolidated retained profits
Retained profits at the beginning of the financial year	84,708	71,607	42,157
Profit for the year	202,002	161,458	156,450
Actuarial gain on defined benefit fund (net of tax)	(4,830)	1,665	1,310
Dividends provided for or paid	(174,712)	(150,022)	(128,310)

Retained profits at the end of the financial year	107,168	84,708	71,607

(b) Condensed balance sheet
Set out below is a consolidated balance sheet as at 30 June 2008 of the Closed Group.

Current assets
Cash and cash equivalents	1,546	1,053
Trade and other receivables	332,179	97,081
Inventories	112,012	118,223
Derivative financial instruments	47	1,130
	13,389	7,575

Total current assets	459,173	225,062

Non-current assets
Receivables	150	170
Investments accounted for using the equity method	7,439	8,139
Other financial assets	2,302,999	780,331
Property, plant and equipment	136,668	102,284
Deferred tax assets	7,091	5,449
Intangible assets	18,874	13,116
Retirement benefit surplus	—	2,518

Total non-current assets	2,473,221	912,007

Total assets	2,932,394	1,137,069

Current liabilities
Trade and other payables	304,376	144,108
Derivative financial instruments	1,897	65
Current tax liabilities	37,132	21,051
Provisions	16,098	10,147

Total current liabilities	359,503	175,371

Non-current liabilities
Borrowings	60,138	37,147
Deferred tax liabilities	9,379	2,059
Provisions	9,045	9,419
Retirement benefit obligations	3,317	—

Total non-current liabilities	81,879	48,625

Total liabilities	441,382	223,996

Net assets	2,491,012	913,073

Equity
Contributed equity	2,325,924	811,976
Reserves	57,920	16,389
Retained profits	107,168	84,708

Total equity	2,491,012	913,073

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
30 Investments in associates and jointly controlled entities
SA Recycling LLC — jointly controlled entity
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The newly created jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combines Sims’ deep water facility at the Port of Los Angeles with Adams Steel’s two inland shredding operations and extensive network of inland feeder yards.
In accordance with AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures the SA Recycling LLC is a jointly controlled entity accounted for under the equity method.
The provisional fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

	Book Value	Fair Value	Non-cash gain
	$’000	$’000	$’000

Property, plant and equipment (note 12)	79,872	79,872	—
Goodwill and intangible assets (note 14)	196,425	265,670	(69,245)
Non-current provisions (note 18)	(3,206)	(3,206)	—

Investment at formation	273,091	342,336	(69,245)

In accordance with UIG113 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, is recognised immediately on contribution of assets to the SA Recycling jointly controlled entity. This has been recognised as “other income”. The remaining 50% representing the Group’s share of the non-cash gain has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively in future periods (refer to note 1b(iii)).
(a) Carrying amounts

Name of associate and jointly	Principal	Country of			Consolidated carrying		Parent entity carrying
controlled entities	Activity	Incorporation	Ownership Interest		amount $’000		amount $’000
			2008	2007	2008	2007	2008	2007

SA Recycling LLC	Metal Recycling	USA	50.0%	—%	274,930	—	—	—
Metal Management Nashville LLC (i)	Metal Recycling	USA	50.0%	—%	20,368	—	—	—
Rondout Iron & Metal LLC (i)	Metal Recycling	USA	50.0%	—%	1,082	—	—	—
Port Albany Ventures LLC (i)	Stevedoring and Marine Services	USA	50.0%	—%	5,791	—	—	—
Richmond Steel Recycling Limited	Metal Recycling	Canada	50.0%	50.0%	19,485	14,030	—	—
LMS Generation Pty Ltd	Landfill Gas Management	Australia	50.0%	50.0%	13,624	11,359	—	—
Australian Refined Alloys Pty Limited	Metal Recycling	Australia	50.0%	50.0%	—	—	—	—
Australian Refined Alloys Sales Pty Limited	Metal Recycling	Australia	50.0%	50.0%	—	—	—	—
Extruded Metals (New Zealand) Limited	Metal Recycling	NZ	33.0%	33.0%	—	—	—	—
Sims Pacific Metals Limited	Metal Recycling	NZ	50.0%	50.0%	546	556	—	—
Consolidated Extrusions Pty Limited	Metal Recycling	Australia	33.3%	33.3%	—	—	—	—
Consolidated Extrusions (Management) Pty Limited	Metal Recycling	Australia	33.3%	33.3%	—	—	—	—

					335,826	25,945	—	—

(i)	These associates were acquired as part of the Metal Management Inc acquisition.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
30 Investments in associates and jointly controlled entities — (continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
(b) Movements in carrying amounts
Carrying amount at the beginning of the financial year	25,945	21,761	—	—
Additions from acquisition of businesses during the year	27,440	—	—	—
Additions from formation of SA Recycling LLC	342,336	—	—	—
Share of profits before tax	62,334	4,749	—	—
Accretion of deferred gain to equity accounted profits	2,239	—	—	—
Deferral of gain on formation of SA Recycling LLC	(34,623)	—	—	—
Associates share of income tax expense	(4,161)	—	—	—
Dividends received	(5,153)	—	—	—
Return of capital from SA Recycling LLC	(46,083)	—	—	—
Return of capital from Port Albany Ventures LLC	(2,413)	—	—	—
Foreign currency translation reserve	(32,035)	(565)	—	—

Carrying amount at the end of the financial year	335,826	25,945	—	—

(c) Share of associates and jointly controlled entities profits
Profit before income tax	64,573	7,030	—	—
Associates share of income tax expense	(4,161)	(2,281)	—	—

Profit after income tax recognised in equity accounted investment	60,412	4,749	—	—
Jointly controlled entities income tax expense *	(19,331)	—

Associates and jointly controlled entities profit after tax	41,081	4,749	—	—

*	The jointly controlled entities to which this relates are deemed to be “pass through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated current tax liability on its share of the profits and includes this amount as part of the current tax charge in note 7(a).
(d) Summarised financial information of associates and jointly controlled entities

		Group’s share of:
		Current		Current			Profit after
	Acquisition	assets	Non-Current	liabilities	Non-current	Revenues	tax
	Date	$’000	Assets	$’000	liabilities	$’000	$’000
2008
SA Recycling LLC	1 September 2007	147,822	325,168	182,775	—	499,964	29,833
Metal Management Nashville LLC	14 March 2008	16,332	11,304	6,732	578	19,780	2,197
Rondout Iron & Metal LLC	14 March 2008	935	165	13	—	2,842	188
Port Albany Ventures LLC	14 March 2008	977	4,863	49	—	1,653	39
Richmond Steel Recycling Limited		17,368	6,233	4,693	—	53,955	5,823
LMS Generation Pty Limited		1,378	23,222	3,274	11,180	10,864	2,965
Australian Refined Alloys Pty Limited		5,089	11	5,957	870	44,433	—
Australian Refined Alloys Sales Pty Limited		—	—	—	—	66,374	—
Extruded Metals (New Zealand) Limited		—	—	—	—	—	—
Sims Pacific Metals Limited		228	—	—	—	—	36
Consolidated Extrusions Pty Limited		—	—	—	—	—	—
Consolidated Extrusions (Management) Pty Limited		—	—	—	—	—	—

		190,129	370,966	203,493	12,628	699,865	41,081

	Group’s share of:
	Current	Non-Current	Current	Non-current		Profit after
	assets	Assets	liabilities	liabilities	Revenues	tax
	$’000	$’000	$’000	$’000	$’000	$’000
2007
Richmond Steel Recycling Limited	16,214	4,764	1,931	139	35,973	2,939
LMS Generation Pty Limited	1,736	18,575	2,355	9,718	8,140	1,810
Australian Refined Alloys Pty Limited	1,298	10	1,085	210	21,504	—
Australian Refined Alloys Sales Pty Limited	—	—	—	—	35,607	—
Extruded Metals (New Zealand) Limited	—	—	—	—	—	—
Sims Pacific Metals Limited	210	—	—	—	—	—
Consolidated Extrusions Pty Limited	—	—	—	—	—	—
Consolidated Extrusions (Management) Pty Limited	—	—	—	—	—	—

	19,458	23,349	5,371	10,067	101,224	4,749

The consolidated entity’s share of the associates’ and jointly controlled entities’, contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
31 Interests in joint ventures
The consolidated entity has the following interests in joint venture operations:
•	50% interest in the Australian Refined Alloys unincorporated joint venture, the principal activity of which is the production of lead, lead alloys and related products.

•	50% interest in the New Zealand based Sims Pacific Metals unincorporated joint venture, the principal activity of which is the processing and sale of ferrous and non-ferrous secondary raw materials.

•	33.3% interest in the Consolidated Extrusions unincorporated joint venture, a non-operating entity.
The consolidated entity’s interest in assets employed in the joint ventures is included in the balance sheets under the classifications shown below:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Current assets
Cash and cash equivalents	1,997	1,765	—	—
Trade and other receivables	11,525	14,649	—	—
Inventories	11,624	7,326	—	—

Non-current assets
Deferred tax assets	1,170	2,193	—	—
Property, plant and equipment	10,429	8,270	—	—
Goodwill	285	327	—	—

Total assets	37,030	34,530	—	—

Current liabilities
Trade and other payables	15,521	13,833	—	—
Current tax liabilities	5,646	5,971	—	—
Provisions	514	1,055	—	—

Non-current liabilities
Provisions	241	227	—	—

Total liabilities	21,922	21,086	—	—

Share of net assets employed in joint ventures	15,108	13,444	—	—

The consolidated entity’s share of joint venture contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
32 Related party transactions
(a) Parent entity
The parent entity of the consolidated group is Sims Group Limited.
(b) Subsidiaries
Interests held in subsidiaries are set out in note 29.
(c) Key management personnel
Disclosures relating to key management personnel are set out in note 28.
(d) Transactions with related parties
The following transactions occurred with related parties:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Tax consolidation legislation
Current tax payable assumed from wholly-owned tax consolidation entities	—	—	41,147	20,679
Dividend revenue
Received from subsidiaries	—	—	170,205	156,595
Management fee
Received from subsidiaries	—	—	1,473	1,411
Operating expenses
Paid by subsidiaries	—	—	2,777	2,369
Superannuation contributions
Contributions to superannuation funds on behalf of employees	8,386	11,956	—	—

(e) Outstanding balances arising from transactions with related entities

The following balances are outstanding at the reporting date in relation to transaction with related parties:

Current receivables (tax funding agreement) Subsidiaries	—	—	41,147	20,679

No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(f) Transactions with associates and jointly controlled entities

Sales	854	—	—	—
Purchases	689,634	294	—	—
Management fees received	2,084	946	—	—
Other costs	276	—	—	—

(g) Outstanding balances arising from transactions with associates and jointly controlled entities

Current receivables	4,603	592	—	—
Current payables	169,074	1,270	—	—

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
32 Related party transactions — continued
(h) Loans from related parties

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Loans from subsidiaries
Beginning of the year	—	—	362,638	390,963
Net reduction in loan *	—	—	(19,227)	(28,325)

End of year	—	—	343,411	362,638

*	Other than for cash transactions to fund and pay dividends, all other cash receipts and payments of the parent company are conducted through a subsidiary. The net reduction reflects the aggregate impact of these transactions during the year.
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.
(i) Terms and conditions
The terms and conditions of the tax funding agreement are set out in note 7.
Loans from subsidiaries are at call and bear no interest.
All other transactions were made on normal commercial terms and conditions and at market rates.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting
The Group is principally organised geographically and then by line of business. While the Group Chief Executive Officer (the CODM) evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
North America — comprising the United States of America and Canada
Products sold by North America include ferrous secondary recycling, non-ferrous secondary recycling and recycling solutions.
Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia
Products sold by Australasia include ferrous secondary recycling, non-ferrous secondary recycling, secondary processing and recycling solutions.
Europe — comprising United Kingdom, Sweden, Holland and Germany
Products sold by Europe include ferrous secondary recycling, non-ferrous secondary recycling and recycling solutions.
Lines of business
The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves:
Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.
Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
Secondary processing — comprising a value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
Recycling solutions — comprising the provision of environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.
Operating segments

	2008
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	4,607,898	1,745,109	1,312,584	—	7,665,591
Inter-segment sales (note (b))	—	400	—	(400)	—

Total sales revenue	4,607,898	1,745,509	1,312,584	(400)	7,665,591
Other revenue / income	2,293	1,182	1,470	—	4,945

Total segment revenue / income	4,610,191	1,746,691	1,314,054	(400)	7,670,536

Share of pre-tax profits of associates	60,271	4,302	—	—	64,573

Segment EBITDA	466,096	195,232	116,557	—	777,885
Depreciation and amortisation expense	54,516	17,116	22,925	—	94,557

Segment EBIT	411,580	178,116	93,632	—	683,328
Interest income (note 3)					2,876
Finance costs					(34,374)

Profit before income tax					651,830

Segment and Total Assets	3,455,149	666,309	695,514	—	4,816,972
Segment and Total Liabilities	1,056,584	266,382	531,918	—	1,854,884

Net Assets	2,398,565	399,927	163,596	—	2,962,088

Acquisitions of property, plant and equipment	59,988	32,588	37,115	—	129,691

Acquisition of goodwill and intangibles	995,996	17,630	24,315	—	1,037,941

Other non-cash expenses	11,843	23,765	2,132	—	37,740

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Operating segments (continued)

	2007
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	2,938,246	1,465,383	1,144,891	—	5,548,520
Intersegment sales (note (b))	—	894	—	(894)	—

Total sales revenue	2,938,246	1,466,277	1,144,891	(894)	5,548,520
Other revenue/income	512	435	1,430	—	2,377

Total segment revenue	2,938,758	1,466,712	1,146,321	(894)	5,550,897

Share of pre-tax profits of associates	4,446	2,584	—	—	7,030

Segment EBITDA	204,326	167,721	87,336	—	459,383
Depreciation and amortisation expense	40,676	14,100	20,401	—	75,177

Segment EBIT	163,650	153,621	66,935	—	384,206
Interest income (note 3)					2,364
Finance costs					(30,405)

Profit before income tax					356,165

Segment and Total Assets	1,167,673	514,759	516,646	—	2,199,078
Segment and Total Liabilities	363,976	177,416	378,256	—	919,648

Net Assets	803,697	337,343	138,390	—	1,279,430

Acquisitions of property, plant and equipment	42,684	25,019	22,800	—	90,503

Acquisition of goodwill and intangibles	52,698	4,744	41,798	—	99,240

Other non-cash expenses	(216)	5,436	7,169	—	12,389

	2006
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	1,735,204	1,224,700	792,503	—	3,752,407
Intersegment sales (note (b))	—	1,273	—	(1,273)	—

Total sales revenue	1,735,204	1,225,973	792,503	(1,273)	3,752,407
Other revenue/income	1,106	996	—	—	2,102

Total segment revenue	1,736,310	1,226,969	792,503	(1,273)	3,754,509

Share of net profits of associates	2,411	1,753	—	—	4,164

Segment EBITDA	139,060	138,892	66,755	—	344,707
Depreciation and amortisation expense	28,126	13,833	15,571	—	57,530

Segment EBIT	110,934	125,059	51,184	—	287,177
Interest income (note 3)					2,047
Finance costs					(18,360)

Profit before income tax					270,864

Segment and Total Assets	1,126,863	402,500	408,476	—	1,937,839
Segment and Total Liabilities	366,795	175,683	198,576	—	741,054

Net Assets	760,068	226,817	209,900	—	1,196,785

Acquisitions of property, plant and equipment	43,780	19,416	13,285	—	76,481

Acquisition of goodwill and intangibles	476,456	—	—	—	476,456

Other non-cash expenses	10,476	10,510	1,823	—	22,809

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Operating segments (continued)
Note (a) Sales to external customers
The segment reporting above is based on geographical location of assets and revenues are reported by the segment recording the sale. An analysis of revenues allocated by the geographical location of external customer greater than 5% of total sales revenues is set out below.

	2008	2007
	$’000	$’000

Australia	773,050	576,722
China	600,101	638,674
Malaysia	663,990	599,228
USA	1,175,386	529,534
Turkey	1,072,729	400,731
United Kingdom	402,287	365,288
South Korea	412,093	354,939
Other	2,565,955	2,083,404

	7,665,591	5,548,520

In respect of information relating to the year ended 30 June 2006, the Group did not report sales to external customers in the manner presented above. The Group has deemed it impracticable to collate this information for the purposes of the above disclosure.
Note (b) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Note (c) Material non-current assets (excluding financial instruments, deferred tax assets and retirement benefit assets) are held in the following countries:

	2008	2007	2006
	$’000	$’000	$’000

Australia	286,745	218,682	206,803
USA	2,098,396	837,771	806,261
United Kingdom	158,188	142,476	132,435
Benelux	46,506	50,659	63,234
Germany	50,901	53,052	—
Canada	21,131	15,555	13,103
New Zealand	11,446	9,365	9,796
Other	14,879	6,645	1,195

	2,688,192	1,334,205	1,232,827

Revenue by product

	2008	2007	2006
	$’000	$’000	$’000

Segment revenues from sales to external customers
Ferrous metal recycling	5,178,847	3,319,031	2,259,112
Non-ferrous metal recycling	1,657,455	1,623,139	1,082,681
Secondary processing	252,297	155,846	159,408
Recycling solutions	576,992	450,504	251,206

	7,665,591	5,548,520	3,752,407

34 Earnings per share

		Consolidated
	2008	2007	2006
		Cents Per Share

Basic earnings per share	306.0	191.6	165.1
Diluted earnings per share	303.0	190.5	164.6

	$’000	$’000	$’000

Earnings used in calculating basic and diluted earnings per share	433,162	239,352	186,369

	Number of Shares

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	141,574,196	124,916,157	112,856,555

Adjustments for calculation of diluted earnings per share:
Options, including ordinary shares issued under the Sims Group Employee Share Scheme deemed to be options for accounting purposes, deemed to be potential ordinary shares	1,374,355	704,319	336,281

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	142,948,551	125,620,476	113,192,836

Options
Options granted to employees under the option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 27.
The Group calculates both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
35 Cash flow information

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
			$’000	$’000	$’000	$’000	$’000

(i	)	Reconciliation of cash

		Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:
		Cash at bank and on hand	112,944	31,404	10,637	—	—
		Short term deposits	20,543	7,156	5,163	—	—

		Cash and cash equivalents	133,487	38,560	15,800	—	—

		Details of interest rates and fair values are set out in note 2.

(ii)		Reconciliation of profit after income tax expense to net cash inflow from operating activities
		Profit for the year	433,162	239,352	186,369	169,292	155,924
		Depreciation and amortisation	94,557	75,177	57,530	—	—
		Net gain on contribution of assets to SA Recycling LLC joint venture (note 30)	(34,623)	—	—	—	—
		Unrealised gain on held for trading commodity contracts (note 2e)	(3,901)	—	—	—	—
		Impairment loss on fire destroyed assets	71	6,784	—	—	—
		Net loss/(profit) on disposal of non-current assets	5,883	(401)	705	—	—
		Revaluation losses reversed in the profit and loss	—	—	(1,188)	—	—
		Non-cash employee benefits expense	13,670	2,831	2,524	—	—
		Equity accounted profits net of dividends received	(55,259)	(4,749)	(2,874)	—	—
		Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
		(Increase) / decrease in trade and other receivables	(176,650)	42,275	4,186	1,490	(554)
		(Increase) in inventories	(407,604)	(16,650)	(104,137)	—	—
		Decrease in prepayments	18,562	3,758	8,538	—	—
		Increase/(decrease) in provisions	24,220	(16,391)	(10,593)	—	—
		Increase/(decrease) in current tax liability	80,298	3,928	(9,284)	(28)	(287)
		Increase/(decrease) in deferred taxes	(13,032)	(21,027)	5,102	—	—
		Increase/(decrease) in trade and other payables	202,303	(1,390)	71,693	(14,165)	(35,057)

		Net cash inflow from operating activities	181,657	313,497	208,571	156,589	120,026

Sims Metal Management Limited
(formerly Sims Group Limited)
Notes to the financial statements — 30 June 2008
(continued)
36 Non-cash investing and financing activities

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Acquisition of subsidiaries
Issue of shares (notes 20 and 29)	1,490,090	—	1,490,090	(532)
Fully vested options acquired (note 29)	10,523	—	10,523	—

	1,500,613	—	1,500,613	(532)

On 14 March 2008 Sims Group Limited acquired 100% of the share capital of Metal Management, Inc for $1,491m. The consideration given comprised of 53,473,817 ordinary shares in Sims Group Limited with a fair value of $1,491m and $10.5m of fully vested stock options assumed at fair value.

Dividend payment
Dividends settled by issue of shares under the dividend reinvestment plan	18,123	29,996	18,123	29,996

Formation of SA Recycling LLC Joint Controlled Entity
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC amounting to an investment of $342.3m. For details of assets contributed to the SA Recycling joint venture refer note 30.