Form 20-F
period 2009-06-30
Sims Metal Management Ltd
filed 2009-11-12
CIK 928366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2009
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

N/A
(Translation of Registrant’s name into English)
Victoria, Australia
(Jurisdiction of incorporation or organization)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive offices)
Frank M. Moratti, Company Secretary and Legal Counsel
(61 2) 9902-6004; Frank.Moratti@simsmm.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2009: 182,227,569 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes      ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes      ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
☐ Item 17      ☐ Item 18
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
     Our principal executive offices are located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and our telephone number is (212)
604-0710. Our registered office is located at Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32—34 Lord Street, Botany, New South Wales, Australia, 2019. The telephone number of the registered office is (61 2) 8113 1600.
     On March 14, 2008, we acquired Metal Management, Inc., or Metal Management, through a merger transaction in which the stockholders of Metal Management received American Depositary Shares, or ADSs, representing Sims ordinary shares. Where this annual report provides information for dates prior to March 14, 2008, such information does not include the historical information of Metal Management.
     We maintain an Internet website at www.simsmm.com. None of the information contained on our website, or on any other website linked to our website, will be incorporated in this annual report by reference or otherwise be deemed to be a part of this annual report.
FORWARD LOOKING STATEMENTS
     This annual report contains a number of forward-looking statements, including statements about our financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “seek” and other similar words and expressions.
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
     Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following factors:
•	the impact of the global financial crisis and recession on our earnings, liquidity and financial condition;
•	current disruption in credit markets arising from the global financial crisis and recessionary conditions in many parts of the developed world;

•	cyclicality and volatility in the metal recycling industry;
•	exposure to changes in commodity prices, currency exchange rates and interest rates;
•	loss of export sales and increased competition from containerized recycled metal exports and substitute materials;
•	exposure to customer credit risks;
•	termination of material contracts;
•	availability of adequate sources of material supply;
•	failure to comply with or other liabilities incurred pursuant to applicable laws, including applicable environmental laws;
•	the loss of senior executive employees or managers;
•	labor problems and compliance with health and safety regulations;
•	costs and risks associated with defined benefit pension plans and other employee benefits;
•	goodwill and other identified intangible asset impairment and other financial and accounting issues;
•	compliance costs and other risks relating to internal control over financial reporting;
•	existing and future litigation; and
•	the risks of global operations, including international hostilities.
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
Selected Financial Data
     Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the Australian Accounting Standards Board, or AASB, and International Financial Reporting Standards as issued by the International Accounting Standards Board. The foregoing accounting standards are referred to collectively in this annual report as IFRS. The selected consolidated income statement data for the fiscal years ended June 30, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 below are derived from our audited consolidated financial statements prepared in accordance with IFRS, which are included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended June 30, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2007, 2006 and 2005 are derived from our audited consolidated financial statements prepared in accordance with IFRS, which are not included in this annual report.
     In reading the selected historical financial data, please note that on March 14, 2008, we acquired Metal Management and its results are included only for the final 3.5 months in fiscal 2008. See “Item 5 — Operating and Financial Review and Prospects” for additional information regarding the impact of the Metal Management acquisition.
     In the year ended June 30, 2009, we revised our accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment” and AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors.” This change in accounting policy has been applied retrospectively and is included in the results below.

	As of and for the fiscal years ended June 30,
	2009	2008	2007	2006	2005
	A$	A$	A$	A$	A$
	(in thousands, except per share data)
Income statement data in accordance with IFRS:
Revenue	8,641,010	7,670,536	5,550,897	3,754,509	2,565,603
Goodwill impairment charge	(191,094)	(3,349)	—	—	—
Share of pre-tax profit of investments accounted for using the equity method	60,808	64,573	7,030	4,164	2,626
(Loss)/profit before income tax	(122,162)	660,603	356,889	269,781	283,226
(Loss)/profit after income tax	(150,295)	440,098	239,938	184,929	196,010
Basic (loss)/earnings per share (cents)	(82.9)	310.9	192.1	163.9	215.2
Diluted (loss)/earnings per share (cents)	(82.9)	307.9	191.0	163.4	215.0

Weighted average number of shares outstanding	181,247	141,574	124,916	112,857	91,086
Weighted average number of diluted shares outstanding	181,247	142,948	125,620	113,193	91,180

Balance Sheet data in accordance with IFRS:
Total current assets	985,878	2,014,457	792,820	711,642	411,158
Total assets	3,808,560	4,646,476	2,057,371	1,836,632	836,425
Total current liabilities	576,932	1,225,020	473,058	386,221	229,190
Borrowings	175,144	398,414	307,591	301,459	98,946
Total liabilities	949,513	1,812,552	885,284	728,708	365,048
Total equity	2,859,047	2,833,924	1,172,087	1,107,924	471,377
Exchange Rate Data
     For the periods indicated, the following table sets forth information concerning the exchange rate between the U.S. dollar and the Australian dollar. The data are expressed in U.S. dollars per Australian dollar and are based on noon buying rates published by the Federal Reserve Bank of New York for the Australian dollar. The average rate for a year means the average of the exchange rates on the last day of each month during that year. The average rate for a month means the average of the daily exchange rates during that month.

	Period	Average	Highest	Lowest
	end Rate	Rate	Rate	Rate
For the fiscal year ended June 30:
2009	0.8055	0.7483	0.9797	0.6073
2008	0.9562	0.9042	0.9644	0.7860
2007	0.8491	0.7925	0.8491	0.7407
2006	0.7423	0.7472	0.7781	0.7056
2005	0.7618	0.7568	0.7974	0.6880
For the month ended:
October 2009	0.9038	0.9067	0.9275	0.8656
September 2009	0.8824	0.8622	0.8824	0.8306
August 2009	0.8439	0.8353	0.8439	0.8201
July 2009	0.8339	0.8049	0.8339	0.7751
June 2009	0.8055	0.8025	0.8195	0.7851
May 2009	0.7993	0.7648	0.7993	0.7290

Dividends
     For fiscal 2009, an interim dividend of A$0.28 per share was determined by our Board of Directors, or Board, in February 2009 and was paid in April 2009. A final dividend of A$0.10 per share was determined by our Board in August 2009 and paid in October 2009.
     The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated.

Fiscal year ended	Interim	Final	Special	Total
	(in A$ per share)
June 30, 2009	0.28	0.10	—	0.38
June 30, 2008	0.55	0.65	0.10	1.30
June 30, 2007	0.60	0.60	—	1.20
June 30, 2006	0.45	0.60	—	1.05
June 30, 2005	0.70	0.70	0.20	1.60
     We presently expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our profit after tax, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of profit after tax.
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
The global financial crisis and recession in many parts of the world have adversely affected our earnings, liquidity and financial condition and are expected to continue to do so, until global economic conditions and scrap prices improve.
     Global financial and credit markets have been extremely unstable and unpredictable and worldwide economic conditions have been weak. The instability of the credit markets and weakness of the global economy has adversely affected, and could continue to adversely affect, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers’ and customers’ ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors have adversely affected, and could continue to adversely affect, our operations, earnings and financial condition. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition.

The metal recycling industry has historically been, and is expected to remain, highly cyclical. A protracted fall in scrap metal prices, as occurred around the end of calendar 2008, would have a material adverse effect on our operating results. When inbound scrap flows are weak, which they are now, it reduces our ability to buy, process and sell scrap metals.
     Scrap metal prices are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain, highly cyclical in nature, and our operations, specifically, are expected to be highly cyclical in nature. After rising during 2007 and through the summer of 2008, scrap metal prices in global markets fell sharply beginning in the late summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of scrap metal companies, including Sims, as a result of lower revenues and write-downs of inventories to net realizable value.
     Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although scrap prices have stabilized to a large degree, the timing and extent of factors that will lead to a recovery to inbound flows of scrap cannot be predicted. Recovery of inbound volumes will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the scrap metal industry have historically been unpredictable. If the downturn in scrap metal prices were to be protracted, this would materially and adversely affect our revenues and profitability including through possible further write-downs of inventories.
     See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations.”
Developments in the steel industry could have a material adverse impact on our operating results.
     The scrap metal industry, and our business specifically, may also be adversely affected by increases in steel imports into the United States or other significant market regions, such as Australia, the United Kingdom and New Zealand, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, the scrap metal industry, and our business specifically, could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal.
We are subject to significant risks relating to changes in commodity prices, currency exchange rates and interest rates, and may not be able to effectively protect against these risks.
     We are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond our control. In an increasing price environment for raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for processed recycled metal, we may not have the ability to fully recoup the cost of raw materials that we procure, process and sell to our customers. New entrants into our markets could result in higher purchase prices for raw materials and lower margins from our recycled metal. We are unable to hedge positions in certain commodities, such as recycled ferrous metal, where no established futures market exists. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could materially adversely impact our operating and financial performance. We operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any one time, this global trading business may have a material number of “open” or “at risk” trading positions. To the extent that markets move in an adverse direction and we have not hedged our position, this will have an adverse impact on profitability. From September 2008 to December 2008, there was a precipitous decline in commodity prices which required us to adjust our inventory to net realizable value. In fiscal 2009, we recorded inventory write-

downs to net realizable value of approximately A$119 million. Additional provisions may be required in the future if commodity prices were to decline or if orders we intend to ship are cancelled or subject to renegotiation.
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
The unprecedented disruptions in the credit and equity markets worldwide in fiscal 2009 may impede or prevent our access to the capital markets for additional funding to expand or operate our business and may affect the availability or cost of borrowing under our existing or future credit facilities. Additionally, we believe the disruptions in the credit markets contributed to rapidly falling commodity prices in fiscal 2009, which have had an adverse impact on our revenues and results of operations.
     The credit and equity markets of both mature and developing economies have experienced extraordinary volatility, asset erosion and uncertainty in the last twelve months, leading to governmental intervention in the banking and automobile manufacturing sectors in the U.S. and abroad on an unprecedented scale. Until these market disruptions that occurred in fiscal 2009 are overcome and markets normalize on a longer term and sustainable basis, we may not be able to access the capital markets, or to access them on acceptable terms, to obtain funding needed for expansion or operation of our business in furtherance of our strategic plan. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our credit facilities. If we are unable to obtain needed capital in this manner on terms acceptable to us, we may have to limit our growth initiatives or take other actions that could adversely affect our business, financial condition, results of operations and cash flows.
The loss of export sales could adversely affect our results of operations and financial condition.
     A significant portion of our recycled metal sales is exported to markets outside of Australia, the U.S. and the United Kingdom, with significant sales to customers in China, Turkey, South Korea, Malaysia and other markets. If business opportunities in these markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it would materially adversely affect our results of operations and financial condition. In fiscal 2009, the global financial crisis limited our customers’ ability to place orders for our products. Other risks associated with our export business include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, purchases or exports recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on our results of operations and financial condition.
We are subject to competition from containerized recycled metal exports which negatively affects our port operations and marketing programs.
     We generate a significant proportion of our earnings from the export of recycled metal. In 2007, there was a significant increase in the number of empty containers at ports in the United States, Australia, the United Kingdom and elsewhere. These containers were used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. We are currently experiencing similar pressures from containerized recycled metal exports. Small recycled metal operators, principally in the United States, have taken advantage of this situation by exporting significant quantities of recycled metal in containers in competition with us. The increasing competition from containerized recycled metal exports may reduce our export gross margin on sales or volumes and, accordingly, may have a material adverse effect on our results of operations and financial condition.
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
     In fiscal 2009, we experienced a dramatic reduction in demand for both ferrous and non-ferrous scrap metal in part attributable to weakening economies and in some instances due to reactions by consumers to falling commodity prices. In some cases, we have had to renegotiate existing contracts due to the precipitous decline in commodity prices. In other cases, certain non-ferrous customers reneged on their contracts altogether, resulting in lost revenue of approximately A$36 million.
Potential credit losses from significant customers could adversely affect our results of operations and financial condition.
     In connection with the sale of products (other than sales with letters of credit), we generally do not require collateral as security for customer receivables nor do we typically purchase credit insurance. We may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collection of those receivables. We sell scrap metals to steel mills and other consumers which may have difficulty refinancing maturing obligations because of the conditions prevailing in the global credit markets. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.
We rely in part on lines of credit from commercial banks to finance our operations. Our results of operations and financial condition would be materially adversely affected if we were unable to continue to have access to bank financing on acceptable terms.
     We currently maintain unsecured credit facilities provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, Bank of America, N.A., or BOA and certain other lenders. These credit facilities have maturity dates from 2010 through 2011. The lending relationships are generally long standing and typically have been extended in the ordinary course, but recognizing the recent and current circumstances of the global credit markets, no future assurance can be provided in this regard.
     As of June 30, 2009, the total amount available under these facilities was approximately A$1.1 billion of which A$206.5 million (including guarantees) was outstanding, resulting in approximately A$856.5 million of additional borrowing availability under the facilities. At June 30, 2009, we also had cash balances of approximately A$69.5 million. If these banking institutions were to fail or to otherwise become unable or unwilling to satisfy their obligations to us under our credit agreements, then these events would be likely to have a material adverse effect on our results of operations and financial condition. Furthermore, the credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the relevant lender and, due to the existence of cross default provisions among our various lenders, could result in the termination of all of our credit facilities. Should these events occur, then they would be likely to have a material adverse effect on our results of operations and financial condition. We are also subject to certain financial covenants under the credit facilities which are measured on a bi-annual basis. If we are unable to comply with such covenants then such non-compliance would result in a deemed default under the facilities due to the aforementioned cross default provisions. Although we were in compliance with all of the financial covenants in our credit facilities as of June 30, 2009, based on current uncertainty arising from the global financial crisis and its related effects on commodity markets coupled with the ensuing economic conditions in the U.S. and United Kingdom, there can be no certainty or assurance given that we will be able to continue to comply with our financial or other obligations under the credit facilities.
     All of our bank credit facility providers may either vary the terms of their facilities to their satisfaction, or with varying notice periods, give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
     Given the continuing difficult financial market conditions caused by the global credit crisis, there can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities at all, or on terms comparable to the terms of our existing credit facilities, could have a material adverse effect on our results of operations and financial condition.
     As of June 30, 2009, A$870 million of our credit facilities are denominated in Australian dollars. We use these credit facilities periodically to fund our operations in the United States and Europe. If the Australian dollar were to weaken significantly against the U.S. dollar, the Euro or the British pound, then there would be a reduction in the amount of U.S. dollar, Euro and British pound borrowings that could be made available from the Australian credit facilities. This would in turn adversely impact our ability to fund our U.S. and European operations.
The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply.
     We procure our recyclable metal inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, a slowdown of industrial production in the United States or certain other countries, as has recently occurred, reduces the supply of industrial grades of metal to the metal recycling industry, resulting in us having less recyclable metal available to process and market.
A significant increase in the use of substitute materials by consumers of processed recycled ferrous metal could reduce demand for our products.
     During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. The relative scarcity of recycled ferrous metal, particularly prime or industrial grades, during such periods, provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are working on ways to produce recycled ferrous metal substitutes. If these efforts prove successful, they could become significant competitors and could adversely impact our results of operations and financial condition.
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

Regulation of greenhouse gas emissions and climate change issues may adversely affect our operations and markets.
     A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. International treaties or agreements may also result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. Any such regulation will likely result in increased future energy and compliance costs. From a medium and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate.
     The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances. These effects may adversely impact the cost, production and financial performance of our operations.
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
     Because of the heavy industrial activities that are conducted at our facilities, there exists a risk of serious injury or death to our employees or other visitors to our operations, notwithstanding the safety precautions that are taken. Our operations are subject to regulation by governmental agencies responsible for employee health and safety. We currently have in place policies and workplace strategies to minimize this risk to employees and other visitors to our facilities and, accordingly, to minimize the risk that we will incur government fines for violations of such regulations. We may, nevertheless, be unable to avoid material liabilities for any death or injury that may occur in the future and these types of incidents may have a material adverse effect on our results of operations and financial condition.
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
Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.
     The fair value of our pension plan assets has declined and our investment return has decreased under the current market circumstances. If the fair value of our pension plan assets decline or our investment return decreases further, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations or pension plan assets are based, such as a decline in the discount rate or the expected rate of return on plan assets, we may incur additional losses. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations. In addition, we contribute to various multi-employer pension plans which cover employees under collective bargaining agreements. The required contributions are specified in such collective bargaining agreements. However, we may be required to fund additional amounts in the future if one or more of these multi-employer plans do not meet regulatory funding guidelines.
If the goodwill or other identifiable intangible assets recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results, the price of our securities and our ability to pay dividends.
     In accordance with IFRS, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. IFRS requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit or CGU, to which the goodwill relates. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.
     In fiscal 2009, the global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill for impairment. As a result, we recorded A$191.1 million of goodwill impairment charges in fiscal 2009. As of June 30, 2009, the balance of goodwill and other identifiable intangible assets was A$1.1 billion and A$238.8 million, respectively.
     The metal recycling industry is highly cyclical and therefore is more likely than other less cyclical companies in other industries to incur impairment losses due to variability in our earnings and cash flows. We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our CGUs declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our results of operations and capitalization and could have a material adverse effect on our ability to pay dividends.
Prior to our merger with Metal Management, Sims was not subject to Securities and Exchange Commission rules. We have incurred, and will continue to incur, significant expenditures and investment of senior management’s time with respect to our internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
     Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, and the regulations of the Securities and Exchange Commission, or SEC, thereunder require our senior executives and senior financial officers to assess the effectiveness of our internal controls over financial reporting on an annual basis. Fiscal 2009 was the first year that we were required to comply with SOX 404. We incurred professional fees of approximately A$9.7 million in fiscal 2009 to comply with the requirements of SOX 404. We will continue to incur additional expenditures in future periods to ensure compliance with SOX 404.
     Material weaknesses in our internal control over financial reporting could result in the inability of investors to rely on our financial statements, which could result in an adverse effect on the perceived value of the company and, thus, a reduction in our stock price. Management is responsible for establishing and maintaining adequate internal control over financial reporting. As discussed below under “Item 15. Controls and Procedures,” there were two material weaknesses identified in fiscal 2008 which were remediated in fiscal 2009. There were no material weaknesses in fiscal 2009. If material weaknesses are identified in future periods, our shareholders may face additional risks. The existence of material weaknesses could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and ADSs, could be materially and adversely affected.
If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
     We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to U.S. domestic issuers. In order to maintain this status, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be either directly or indirectly owned of record by non-residents of the United States as we do not currently satisfy any of the additional requirements necessary to preserve this status. Currently, we believe that a majority of our ordinary shares are held by non-residents of the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC, and New York Stock Exchange, or the NYSE, rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.
We are exposed to the risk of legal claims and other liabilities that may have a material adverse effect on our results of operations and financial condition.
     We are exposed to the risk of legal claims and other liabilities arising in connection with the operation of our business that may have a material adverse effect on our results of operations and financial condition. These claims and liabilities may include (i) claims by employees or former employees relating to personal injury, compensation or employment law violations; (ii) environmental, land use and other claims arising out of the ownership or operation of facilities; and (iii) disputes with customers, suppliers and other business relations. The nature of our business may make us more likely than some other companies to be exposed to the risk of legal claims and other liabilities. In particular, metal recycling companies are generally exposed to higher risks of environmental claims and liabilities than companies in non-manufacturing industries, and employees working in the metal recycling industry may be more likely to suffer workplace injuries than employees of companies in other industries. The resolution of these claims and other liabilities may require us to pay material damages or other costs to third parties, including potentially punitive, exemplary or other special damages. The resolution of claims may also involve an extensive commitment of senior management’s time and attention, and may require changes in our business practices resulting in decreased revenues or profits or additional costs. Even if claims or other liabilities are resolved successfully, we may incur significant legal and other expenses in defending against such matters.
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
     Due to the extensive diversification of our international operations and significant presence on ports, we are subject to a higher level of risk than some other companies relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. Our international operations include sales in developing countries, which may be more likely than developed countries to be affected by international conflicts and terrorism. Risks of this type may affect facilities owned or operated by us or facilities of our suppliers or customers. In addition, risks of this type may affect port facilities or other transportation infrastructure owned or used by us in the operation of our business. In circumstances implicated by international conflicts, there could be severe limitations imposed on intercontinental shipments of materials which could have a material adverse effect on our results of operations and financial condition.
Our largest shareholder has significant influence over transactions requiring shareholder approval.
     Mitsui Raw Materials Development Pty Limited holds approximately 19% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Mitsui may have interests with respect to its investment in Sims that are different from, or in addition to, the interests of other holders of Sims ordinary shares or Sims ADSs. The extent of Mitsui’s shareholding in Sims could also have the effect of discouraging offers to acquire control of Sims and may preclude holders of Sims ordinary shares or Sims ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims.

Item 4.	Information on the Company
A. History and development of the company
     We are an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and we operate under the Corporations Act. Our principal place of business is located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and the telephone number is (212)
604-0710.
     Sims was originally established in 1917 by Albert Sims, a Sydney-based recycled metals dealer. The business was incorporated as Albert G. Sims Limited in 1928 and was renamed Simsmetal Limited in 1968. In 1970, it merged with Consolidated Metal Products Limited and the merged Australian Securities Exchange, or ASX, listed company was named Sims Consolidated Limited. In 1979, Sims Consolidated Limited was acquired by Peko-Wallsend Limited and subsequently delisted. Sims Consolidated Limited was then acquired by North Limited (previously known as North Broken Hill Holdings Limited, and then North Broken Hill Peko Limited) in 1988. In 1989, North Limited sold the business to Elders Resources NZFP Limited, a diversified resources company. In 1990, Carter Holt Harvey Limited made a successful takeover bid for Elders Resources NZFP Limited and divested that company’s non-forestry businesses, which included Sims. Sims changed its name to Simsmetal Limited in 1990 and relisted on the ASX in 1991. Simsmetal Limited changed its name to Sims Group Limited in 2003. At our annual general meeting on November 21, 2008, shareholders approved the change in our corporate name to Sims Metal Management Limited.
     Our corporate strategy is to grow and develop our core metal recycling business internationally, but particularly in North America and the United Kingdom, and our emerging innovative recycling solutions business to collectively create the world’s leading recycling company. Key elements include the pursuit of external growth opportunities and continued investment in existing operations.
     We have established a long-term track record of expanding our operational and sourcing footprint through both acquisitions and strategic alliances. We believe that our acquisition of Metal Management completed in March 2008 established us as the largest metals recycling operation within North America.
     Based on our experience gained from numerous international acquisitions, we have established strict acquisition criteria. The acquisition criteria require that any acquisition target (i) holds a leading market position; (ii) delivers access to domestic and international customers; (iii) offers a sound platform for future growth; (iv) has a similar culture, including a strong emphasis on integrity, environmental compliance and a commitment to worker safety; and, (v) is able to enhance shareholder value. The acquisition criteria have underpinned our strong track record of international expansion.
     On March 14, 2008, we merged with Metal Management. Metal Management was one of the largest full service scrap metal recyclers in the United States with locations in 17 U.S. states. The acquisition was consummated to strengthen our position in the North American scrap recycling market and expand our presence in non-ferrous products. The acquisition was complementary as our operations in North America were primarily export-focused while Metal Management’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Other recent scrap metal acquisitions and joint ventures include:
•	October 2005, we merged with entities operating certain of the recycling businesses of Hugo Neu Corporation, or Hugo Neu, in the United States;
•	December 2006, we acquired Cymru Metals Recycling in the United Kingdom;
•	January 2007, we acquired the operating assets of Menzies Metals Recycling in Australia;
•	August 2007, we acquired the operating assets of McInerney Metals in Australia;
•	September 2007, we were a party to the creation of a joint venture with Adams Steel LLC in the United States, named SA Recycling;
•	October 2007, we acquired the operating assets of ER Coley (Steel) in the United Kingdom;
•	May 2008, SA Recycling acquired Pacific Coast Recycling, LLC in the United States;
•	June 2008, we acquired the operating assets of Evans and Mondon Limited in the United Kingdom;
•	September 2008, SA Recycling acquired a 70% interest in Silver Dollar Recycling in the United States;
•	September 2008, we acquired the operating assets of Weinert Recycling in the United States;
•	February 2009, we acquired the operating assets of All Metal Recovery Limited in the United Kingdom; and
•	July 2009, we acquired the operating assets of Fairless Iron & Metal, LLC in the United States.
     Sims Recycling Solutions, our innovative recycling solutions business which includes electronic product de-manufacturing and processing operations, which is referred to as e-recycling, was launched with the construction of an end-of-life refrigerator recycling plant in the United Kingdom in 2002. Since then, the business has expanded with the acquisitions of:
•	October 2004, we acquired the Mirec Group, or Mirec, in The Netherlands;

•	October 2006, we acquired Metall + Recycling, or M&R, in Germany;
•	February 2007, we acquired United Recycling Industries, or URI in the United States;
•	April 2007, we acquired the e-recycling assets of Noranda Recycling, or Noranda, in the United States;
•	November 2007, we acquired Trishyiraya Recycling Private Limited, or Trishyiraya in India;

•	January 2008, we acquired the operating assets of RecommIT Limited, or RecommIT, in the United Kingdom;
•	January 2008, we acquired Accu-Shred Limited in Canada;
•	April 2008, we acquired Life Cycle Services, or LCS, in the United Kingdom;
•	June 2008, we acquired the operating assets of Clearhouse Technology Pty Ltd, or Clearhouse, in Australia;
•	October 2008, we acquired Global Investment Recovery, Inc, or GIR, in the United States; and
•	May 2009, we acquired the operating assets of Global Environment Recycling Co. Limited.
     We have also expanded and enhanced our operations through capital expenditures. Our capital expenditures for fiscal 2009, 2008 and 2007 were A$187.5 million, A$129.7 million and A$90.5 million, respectively. We have obligations under contracts relating to capital expenditures. Estimated amounts remaining to be executed on such contracts totaled approximately A$34.7 million at June 30, 2009.
     In fiscal 2009, we embarked on two important capital projects in North America. As described further in “Item 4.B. Business Overview,” we signed a long-term contract with the Department of Sanitation of New York City. In connection with this contract, we are constructing a material recycling facility in Brooklyn, New York and making additional improvements to our existing facilities in New York and New Jersey. We budgeted capital expenditures totaling US$82.7 million for this project of which US$3 million was spent in fiscal 2009. We expect to spend approximately US$22.0 million in fiscal 2010. We are also completing facility improvements at our shredding facilities in New Jersey and Connecticut whereby we have licensed technology which will enable us to recover incremental copper and other non-ferrous material from auto-shredder processed material that is currently being sent to landfills. The total cost of this project is approximately US$49.0 million of which US$29.0 million was spent in fiscal 2009. We expect to spend approximately US$18.0 million in fiscal 2010 to complete this project. We expect to finance these capital projects from our cash flow from operations and borrowings under our credit facilities.
     In fiscal 2009, we completed the construction of a state-of-the-art waste from electrical and electronic equipment, or WEEE, facility in Newport, United Kingdom at a cost of £13 million. The facility is the world’s first and fully integrated completely closed loop recycling facility offering reuse, resale, recycling of all commodities contained within post consumer products from metals to plastics. It occupies 50,000 square meters and is expected to recycle over 100,000 tons of material annually.
     Globally, we have approximately 93 subsidiaries as well as interests in several joint ventures. For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.
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
     We are domiciled in Australia, however over 94% of our revenue in fiscal 2009 was derived from operations outside Australia, including approximately 74% derived from North America. Our business consists of Metal Recycling, Sims Recycling Solutions and several other smaller businesses. The Metal Recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The Sims Recycling Solutions business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. Sims also operates, or has interests in, other businesses, including manufacturing and renewable energy businesses. As part of our post-merger strategy, we divested our steel distribution and tire recycling businesses in Australia on June 30, 2008 and 2009, respectively.
     We are principally organized geographically and then by line of business. While our Group Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.
•	Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia.
•	Europe — comprising United Kingdom, Sweden, Netherlands and Germany.
     We also report revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.
•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.
•	Secondary processing — comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post consumer electronic products, including IT assets recycled for commercial customers. The Company offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
     The following table sets forth our sales by geography and product group for the past three years.

	Fiscal years ended June 30,
	2009		2008		2007
(in thousands)	A$	%	A$	%	A$	%
Net sales by geography:
Australasia	1,158,619	13%	1,745,109	23%	1,465,384	26%
North America	6,368,489	74%	4,607,898	60%	2,938,245	53%
Europe	1,109,117	13%	1,312,584	17%	1,144,891	21%

Net sales	8,636,225	100%	7,665,591	100%	5,548,520	100%

Net sales by product group:
Ferrous metals	6,642,694	77%	5,421,102	71%	3,587,925	64%
Non-ferrous metals	1,193,397	14%	1,324,123	17%	1,264,402	23%
Secondary processing	221,624	2%	361,159	5%	262,347	5%
Recycling solutions	578,510	7%	559,207	7%	433,846	8%

Net sales	8,636,225	100%	7,665,591	100%	5,548,520	100%

Metal Recycling
Industry Overview
     Recycled ferrous (steel and iron) scrap is one of the primary metallics utilized in the steelmaking production process. Other primary metallics include pig iron and steel scrap substitutes (i.e. directly reduced iron). Recycled ferrous scrap is the predominant feedstock for Electric-Arc-Furnace, or EAF, based steel production.
     In 2008, according to the World Steel Association, or WSA, 1.323 billion tons of steel was produced globally, representing a 28.6 million ton decrease from the 2007 production level of 1.351 billion tons. China has increased steel production significantly in recent years (principally using the basic oxygen furnace steel production method) representing 38% of global steel production for 2008. According to the WSA,
EAF-based steel production was 405 million tons in 2008 and represented approximately 31% of total global steel production, which is a 43% increase on volumes in 2000 of 283 million tons. Approximately, 476 million tons of recycled steel was consumed in steel production in 2008.
     Globally, recycled metals are predominantly sourced among developed industrial regions which include North America, the European Union, Australia and Japan where greater amounts of recyclable industrial and obsolete metals exist. The two most significant regions for global recycled metals are North America and the European Union and in both regions we have significant presence.
     Both ferrous and non-ferrous metals are either consumed domestically in their country of origin or traded in the export market. Given the lower price to weight ratio of ferrous recycled metals, the market for unprocessed ferrous scrap is primarily a local or regional market. The predominant importers of recycled metals are developing regions and countries. The most significant importers are Turkey, China, Korea, Taiwan, Malaysia, Indonesia and Mexico.
Our Metal Recycling Operations
     Our Metals Recycling operations encompass buying, processing and selling of ferrous and non-ferrous recycled metals. We are a geographically diverse metals recycler with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which we source recyclable ferrous and non-ferrous metals. The Metal Recycling business has operations in six countries, including the United States, Australia and the United Kingdom.
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
North America
     We believe we are one of the largest metal recyclers in North America. Our North American metals recycling business, including our 50% interest in SA Recycling LLC, consists of over 100 physical operations located in 21 U.S. states and British Columbia, Canada. Our geographic diversity and deep water port access on both the U.S. east and west coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability. Other operational benefits include: reduced exposure to regional issues; flexibility of ports of origin to minimize freight movements; and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.

Australasia
     We believe we are one of the largest metals recyclers in the southern hemisphere, with 36 metal recycling operations in Australia, 10 metal recycling operations in New Zealand and 3 metal recycling operations in Papua New Guinea.
Europe
     We believe we are one of the largest metals recyclers in the United Kingdom. We recover and process recycled ferrous metal through 54 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the United Kingdom, offering comprehensive service to suppliers.
Marketing
     Our export and import marketing activities are conducted through our international businesses, being Sims Metal Management Asia Limited, based in Hong Kong, which markets non-ferrous metals, and Sims Global Trade Corporation, based in New York, which markets ferrous metals. These activities consist of teams of traders and exclusive agents, marketing and brokering recycled ferrous, non-ferrous metals and alternative steel making raw materials on behalf of Sims and third parties.
     Sims Metal Management Asia Limited, through its network of offices in Hong Kong, Malaysia, Vietnam and India, and Sims Global Trade Corporation manage relationships with a large percentage of our overseas client base in over 20 countries in various regions, including Asia, Eastern Europe and South America. The international businesses are also involved in the global trading of numerous metal-related commodities and provide a service to our customer base through their market and product knowledge, financial strength and expertise in shipping and banking.
Sims Recycling Solutions
     Sims Recycling Solutions, or SRS, is an emerging global e-recycling business, with established operations in the United Kingdom, Continental Europe and North America and a developing presence in the Asia Pacific region. The Sims Recycling Solutions business handles in excess of 500,000 tons of electronic and electrical material each year, much of it under contract with waste management companies, local authorities and original equipment manufacturers.
North America
     In August 2003, we opened our first e-recycling facility in North America in Hayward, California. This facility processes both business-to-business products on behalf of major information technology clients and obsolete products arising as a consequence of California’s e-recycling legislation. This legislation, in particular the fact that it bans cathode ray tube disposal in landfills, combined with the infrastructure acquired in Los Angeles through the Hugo Neu merger, offers the potential for e-recycling facilities in southern California, which would expand upon our presence in northern California. Potential e-recycling legislation in New York and recently enacted legislation in New Jersey is also expected to provide a suitable environment for us to operate.
     The acquisitions of URI and Noranda in fiscal 2008 expanded our presence in North America. URI, based in West Chicago, Illinois, is a fully integrated e-recycler offering a range of services including the collection, refurbishment and re-sale of working equipment, parts recovery for re-sale, mechanized testing and processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics by-product materials. The Noranda acquisition consisted of the end-of-life recycling assets of Xstrata Copper Canada’s e-recycling business in Roseville, California; Brampton, Canada; and LaVergne, Tennessee.

     Our acquisition of GIR in fiscal 2009 increased our North American e-recycling and asset recovery market presence by approximately 40%, consolidating our market leading position. GIR is a leading U.S. e-recycler and asset recovery specialist based in Tampa, Florida. GIR is a multi-state service provider, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona.
     We also recycle post-consumer materials through a 20 year recycling contract with the New York City Department of Sanitation. This contract became effective in January 2009. Under this contract, we handle plastic, glass and metal and, in the future, will handle paper as well. Packer trucks owned and operated by New York City deliver recyclables to our facilities as a commingled product which are then processed using a series of screens, magnets, eddy currents, optical sorters and conveyors. The recyclables are separated and sorted into ferrous and non-ferrous metals, different plastic resins, glass and residue. The recycled materials are shipped to U.S. and non-U.S. markets.
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
     Under European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive, producers of WEEE are obliged to meet the costs of recovery and recycling of WEEE. Servicing the needs of the WEEE manufacturing industry and local authorities in processing WEEE in an effective, environmentally sound and legally compliant manner is expected to be a growth opportunity for the SRS business. Each of the 15 original members of the European Union has formally adopted the WEEE Directive.
     We have made a number of European e-recycling acquisitions, including Mirec, M+R, RecommIT and LCS. The acquisition of Mirec provided us with operations in the United Kingdom, Netherlands, Belgium and Sweden, with alliances in Denmark, Ireland, Germany, France, Switzerland and Italy. The acquisition of M+R has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. The acquisition of LCS in the United Kingdom further strengthened our information technology asset management capability and positioning as one of Europe’s leading operators in the high value B2B market. These acquisitions are also expected to provide us with a platform to further enhance our business as legislation continues to take effect across Europe.
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

Secondary Processing
     We operate a number of small manufacturing businesses in Australia, including secondary aluminum and plastics operations which produce, for resale, specification aluminum alloy products and pellets, respectively. We also operate a plastics and aluminum trading business and have a 50% interest in Australian Refined Alloys, Australia’s largest secondary lead smelter, in a joint venture with Nyrstar.
     Until June 30, 2009, we operated a small tire recycling business in Australia, which produced granulated rubber utilized in various rubberized surfaces. We sold this business to a third party on June 30, 2009.
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
     Suppliers are generally not bound by long-term contracts and have no obligation to sell metals to us. Among other things, the supply of these raw materials can be dependent on prevailing market conditions, including the buy and sell prices of ferrous and non-ferrous recycled metals. In periods of low prices, suppliers may elect to hold metal to wait for higher prices or intentionally slow their metal collection activities. In addition, a global slowdown of industrial production, similar to what occurred in fiscal 2009, reduces the supply of industrial grades of metal to the metal recycling industry, potentially reducing the amount of metals available for us to recycle.
Sims Recycling Solutions
     We source raw materials for our Sims Recycling Solutions business from a number of sources, including:
•	manufacturers of post-consumer electronic products who must comply with specific end of life disposal requirements under legislation such as the WEEE Directive; and

•	the business community for remarketable, reusable or recyclable electronic and electrical products.
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
Sustainability
     We are committed to environmental stewardship and the preservation of natural resources and, as such, sustainability is an important and continuing focus of our operations.
     Recycling is known to be one of the best and most effective means of reducing energy consumption and carbon emissions. It also preserves scarce natural resources, saves water, and reduces pollution and our dependence on landfills.
     In recognition of our dedication to sustainability, we were honored to be named at the 2009 World Economic Forum in Davos, Switzerland as one of the top 100 most sustainable corporations in the world. The Global 100 Most Sustainable Corporations in the World project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environment, social and governance issues relative to their industry peers. In addition, we have been a regular participant in the Carbon Disclosure Project for four years, the FTSE4Good in previous years and this year marks our second year of participation in the Dow Jones Sustainability Index.

Seasonality
     Our operations can be adversely affected by protracted periods of inclement weather, reduced levels of industrial production, or interruptions in transportation services from vessel carriers, railroads or barge lines, which may reduce the volume of material processed at our facilities. The geographic diversification of our operations mitigates these factors to some degree. In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an adverse impact on our operations.
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
C. Organizational Structure
     We are organized under the laws of Australia. For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.
D. Property, Plant and Equipment
     Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia, Hong Kong and Stratford upon Avon, United Kingdom. We lease each of our executive office facilities.
     As of June 30, 2009, we had over 230 operating facilities and are represented in 15 countries throughout the world, with a large proportion in North America, Australia and the United Kingdom. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2009. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.
     The following is a list of the location and use of our significant properties. This list is not intended to be a complete list of all of our operating facilities.

AUSTRALASIAN SITES

Location	Leased or Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Alexandria, New South Wales, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/ shredder/
Villawood, New South Wales, Australia	Leased	e-recycling facility
Wetherill Park, New South Wales, Australia	Owned	metal recycling yard
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/ shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/ shredder
Bell Bay, Tasmania, Australia	Leased	metal recycling yard
Braeside, Victoria, Australia	Leased	e-recycling facility
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/ shredder
Laverton North, Victoria, Australia	Owned	Secondary aluminium/ melting & processing operation
Laverton North, Victoria, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Moolap, Victoria, Australia	Owned	Aluminium salt slag recovery plant
Noble Park, Victoria, Australia	Owned	metal recycling yard
Karratha, Western Australia, Australia	Owned	metal recycling yard/ feeder yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/ shredder/ e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/ shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/ shredder
EUROPEAN SITES

Location	Leased or Owned	Principal Activities
Europark Nord, Sint Niklaas, Belgium	Leased	e-recycling facility
Rathenaustrasse, Bergkamen, Germany	Owned	e-recycling facility
Dillenburgstraat, Eindhoven, Netherlands	Owned	e-recycling facility
Sint Janskamp, Echt, Netherlands	Leased	e-recycling facility
Karosserigatan, Katrineholm, Sweden	Leased	e-recycling facility
Avonmouth, Bristol, UK	Leased	metal recycling yard/dock/shredder
Dunkirk, Nottingham, UK	Owned	metal recycling yard/shredder
Longside Industrial Estate, Dumfries, UK	Owned	e-recycling facility
Long Marston, Stratford upon Avon, UK	Leased	UK head office, metal recycling yard/ dense media plant/ R & D centre
South Dock, Newport, UK	Leased	metal recycling yard/ dock/ shredder/ fridges processing and e-recycling facility
Wimborne, Dorset, UK	Owned	metal recycling yard/ shredder
Yateley, Hants, UK	Owned	metal recycling yard/shredder

NORTH AMERICAN SITES

Location	Leased or Owned	Principal Activities
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/shredder
Brampton, Ontario, Canada	Leased	e-recycling facility
Birmingham, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Owned	metal recycling yard/shredder
Richmond, California, USA	Owned	metal recycling yard
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Hayward, California USA	Leased	e-recycling facility
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Redwood City, California, USA	Leased	metal recycling yard/ shredder
Roseville, California, USA	Leased	e-recycling facility
Sacramento, California, USA	Leased	metal recycling yard
San Jose, California, USA	Leased	metal recycling yard
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
Denver, Colorado, USA	Owned	metal recycling yard/ shredder
Hartford, Connecticut, USA	Leased	metal recycling yard
North Haven, Connecticut, USA	Owned	metal recycling yard/ shredder
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/ shredder
Franklin Park, Illinois, USA	Owned	precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard
Detroit, Michigan, USA	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/ shredder
Sherman, Mississippi, USA	Owned	metal recycling yard
Port of Albany, New York, USA	Leased	metal recycling yard
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Claremont Pier, Jersey City, New Jersey, USA	Owned	metal recycling yard/ shredder
Newark, New Jersey, USA	Owned	metal recycling yard/shredder
Port of Newark, Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Elizabeth, Pennsylvania, USA	Owned	metal recycling yard
Morrisville, Pennsylvania, USA	Owned	metal recycling yard/shredder
La Vergne, Tennessee, USA	Leased	e-recycling facility

Location	Leased or Owned	Principal Activities
Memphis, Tennessee, USA	Owned	metal recycling yard/ shredder
Nashville, Tennessee, USA	Owned (50% owned joint venture)	metal recycling yard/ shredder
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/ shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/ shredder
Richmond, Virginia, USA	Owned	metal recycling yard/ shredder
Petersburg, Virginia, USA	Leased	metal recycling yard/ shredder
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
     On March 14, 2008, we merged with Metal Management. Operating results for Metal Management are only included in our operating results in fiscal 2008 for 3.5 months. Accordingly, the results for fiscal 2008 are not directly comparable to the results for fiscal 2009 or fiscal 2007.
Principal factors affecting our Results of Operations
     The scrap metal recycling industry has historically been highly cyclical and is affected significantly by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the scrap metal recycling industry has experienced cyclical downtrends. In fiscal 2009, our results of operations were impacted severely by the global financial crisis and recession. Prior to fiscal 2009, the scrap metal industry experienced a cyclical uptrend which led to record results for the company in fiscal 2008. The favorable operating results in fiscal 2008 were primarily driven by strong global demand, primarily from China, Korea, Turkey and other developing countries.
     We believe we have a competitive advantage in the scrap metal recycling industry based on the size and scope of our business, our product line diversification and other strengths including favorable port locations. Additionally, we operate a geographically diverse business with a network of processing facilities throughout the world.
     Our revenues are predominantly derived from the sale of processed scrap metal. Prices for scrap metals vary by product type (ferrous or non-ferrous) and fluctuate on a monthly basis. Our selling prices for scrap metal are impacted by worldwide and local demand, country-specific economic conditions, and commodity spot prices for non-ferrous metals.
     Like other competitors within the metal recycling business, we rely on generating a margin between the sales price to the end customer over the price paid to the suppliers of unprocessed metals. A key global driver for us is ferrous scrap prices for benchmark grades such as heavy melting steel, shredded steel and various prime grades which are highly correlated to steel prices. During an increasing price environment, our margins generally increase as the difference in timing between buying unprocessed scrap and selling processed product typically results in higher margins. Conversely, decreasing scrap prices generally have the opposite effect on margins and profitability. Additionally during times of lower scrap prices, suppliers of obsolete scrap sometime elect to hold onto scrap to wait for higher prices, which exacerbates the cyclicality in margins.
     Over the last several years, freight costs, and in particular ocean freight rates, have impacted our results of operations. Ocean freight rates for bulk cargoes were high and volatile throughout fiscal 2007 and 2008, but declined significantly in fiscal 2009. The volatility in ocean freight rates is impacted by demand for bulk cargo ships from producers of iron ore, steel, coal and other commodities. We also faced competition from smaller scrap metal recyclers who began to use ocean containers to export ferrous scrap metal. The costs for ocean containers have been significantly less on a per-ton basis than bulk cargoes. In order to address the disparity in freight rates, we also ship ferrous scrap in ocean containers from certain facilities. Freight costs for rail and trucks have also been volatile and are impacted by demand and energy costs.
     Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the Australian dollar (our reporting currency), we are exposed to fluctuations in the values of these currencies relative to the Australian dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the Australian dollar, can impact our operating results. From time to time, we use derivative financial instruments such as foreign exchange contracts and commodity hedges to hedge certain risk exposures for specific transactions.
Recent Developments
     In our first quarter of fiscal 2010, we have seen the ferrous markets firming in terms of pricing and demand, primarily due to strong demand from export markets in developing countries. Non-ferrous markets remain liquid with relatively firm pricing. Scrap flows continue to be lackluster relative to historic highs but have modestly increased recently. A sustainable recovery in scrap flows, relative to the highs seen in fiscal 2008, is subject to successful economic stimulus plans being implemented around the world and a return to more normalized consumer discretionary spending and industrial production.
Critical Accounting Policies
     Management’s discussion and analysis of our operational results and financial condition is based on our financial statements, which have been prepared in accordance with IFRS. Our critical accounting policies affecting our results of operations and financial condition are more fully described in Notes 1 and 3 to the consolidated financial statements included in Item 18 of this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Recently issued accounting pronouncements
     Recently-issued accounting pronouncements that are relevant to our operations but have not yet been adopted are more fully described in Note 1 to the consolidated financial statements included in Item 18 of this annual report.
Results of Operations
Comparability and change in accounting policy
     In fiscal 2009, we revised our accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116. The policy change results in the financial statements providing more reliable and more relevant information about the effects of transactions, other events and conditions on our financial position and financial performance. This will allow for enhanced comparability with our peers and also provide a consistent valuation methodology among all fixed asset classes for the benefit of current and prospective investors and for internal financial reporting purposes. The change was also intended to reduce administrative costs in the form of professional fees incurred to accomplish the revaluations. This change in accounting policy has been applied retrospectively in this annual report. Refer to Note 1(b)(iv) in the consolidated financial statements included in Item 18 of this annual report.
Fiscal 2009 compared with fiscal 2008
     Fiscal 2009 was a tumultuous year for us, as the extraordinary economic crisis impacted nearly every company engaged in the global trading of bulk commodities. Our industry was directly affected by markedly lower commodity prices, diminished flows of scrap metals and decreased finished steel and metal production. The challenges we faced due to the global financial crisis and recession during fiscal 2009 — which is commonly assessed as the worst on record since the 1930’s — included the near halt of the credit markets, the failure or inability of certain ferrous and non-ferrous consumers to honor contractual commitments, the severe constriction of scrap flows around the world and substantially reduced demand for recycled raw materials.
     During fiscal 2009, we took decisive action to reduce spending and headcount to mitigate the global recession’s impact on us, which we believe will position us as an even leaner and stronger company. Our fiscal 2009 results reflect the following significant expenses.

2009
(in thousands)	A$
Goodwill impairment charge	191,094
Write-down of inventory to net realizable value	119,418
Sarbanes-Oxley related professional fees[1,8]	9,661
Withdrawal liability related to a multi-employer pension plan[2,8]	3,422
Impairment provisions for trade receivables[3,8]	23,678
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4,8]	2,541
Severance[8]	5,481
Loss on sale of subsidiaries[5,8]	2,577
Asset impairments and yard closure costs[6,8]	13,669
Merger costs[7,8]	4,048

[1]	Represents external professional fees related to the compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (United States).

[2]	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.

[3]	Represents provisions recorded for trade debtors for which the Group believes collectibility is in doubt.

[4]	The acquisition of Fairless Iron & Metal was completed on July 3, 2009. As a result, the Group has applied the transitional principles consistent with the revised AASB 3 whereby transaction costs are expensed for all acquisitions prospectively from July 1, 2009.

[5]	Represents the loss on sale of Tyrecycle.

[6]	Amounts represent the write-down of equipment as a result of asset retirements and rationalization, write-down of an investment and costs related to yard closures.

[7]	Merger costs include integration bonuses, retention incentives and other costs associated with the post merger rationalization of the Sims Metal Management Limited and Metal Management businesses.

[8]	These amounts are reflected in other expenses in the table below.
     Despite enduring recessionary economic conditions, our sales revenue in fiscal 2009 increased 13% to A$8.6 billion, even though year-over-year average selling prices declined. However, this increase primarily was due to the March 2008 merger with Metal Management.
     The following table sets forth selective line items and the percentage of net sales that they represent for the periods indicated. The comparability of fiscal 2009 to fiscal 2008 will be impacted by the March 2008 Metal Management acquisition which is included for a full year in fiscal 2009 and for only 3.5 months in fiscal 2008 and also by the effects of the global financial crisis on our fiscal 2009 results.

	Fiscal years ended June 30,
	2009	%of	2008	%of	%
	A$	Sales	A$	Sales	Change
	(in thousands, except percentage data)
Total revenue	8,641,010	100	7,670,536	100	13
Cost of materials and freight	(7,191,933)	(84)	(6,103,252)	(80)	18
Depreciation and amortization	(170,820)	(2)	(95,086)	(1)	80
Finance costs	(21,508)	(0)	(34,374)	0	(37)
Income from equity accounted investments	60,808	1	64,573	1	(6)
Goodwill impairment charge	(191,094)	(2)	(3,349)	0	n/a
Other expenses	(1,248,625)	(15)	(838,445)	(11)	49

(Loss)/profit before income tax	(122,162)	(2)	660,603	9	(118)
Income tax expense	(28,133)	0	(220,505)	(3)	(87)

(Loss)/profit after tax	(150,295)	(2)	440,098	6	(134)

     In fiscal 2009, total revenue was a record A$8.6 billion, a 13% increase from fiscal 2008. Despite year-over-year decreases in average selling prices, revenue increased due to the merger with Metal Management, which is included for all of fiscal 2009 but only 3.5 months of fiscal 2008. See detailed discussion below on revenue by segment and product group.
     Cost of materials and freight was A$7.2 billion in fiscal 2009 compared to A$6.1 billion in fiscal 2008. The increase was primarily due to higher material costs related to higher sales as a result of the merger with Metal Management. Cost of materials also includes the write-down of inventories to net realizable value of A$119.4 million in fiscal 2009.
     Depreciation and amortization expense was A$170.8 million in fiscal 2009 compared to A$95.1 million in fiscal 2008. The increase primarily reflects the depreciation and amortization related to Metal Management, which is included for all of fiscal 2009 but only 3.5 months in fiscal 2008. Depreciation expense also increased due to higher levels of capital expenditures, which were A$187.5 million in fiscal 2009 compared to A$129.7 million in fiscal 2008.
     Finance costs were A$21.5 million in fiscal 2009 compared to A$34.4 million in fiscal 2008. The decrease was primarily due to lower borrowings as a result of cash flows generated from operations. See “Liquidity and Capital Resources” discussion below for further information related to our borrowings.

     Income from equity accounted investments was A$60.8 million in fiscal 2009 compared to A$64.6 million in fiscal 2008. Our most significant equity accounted investment relates to SA Recycling LLC which was formed in September 2007 and is only included in our fiscal 2008 results for 10 months. Income from SA Recycling was A$51.8 million in fiscal 2009 compared to A$47.4 million in fiscal 2008. Due to our poor operating results in fiscal 2009, SA Recycling’s income was significant to us as defined by Rule 1-02(w) of Regulation S-X of the Exchange Act. As a result, we have included audited financial statements of SA Recycling for the year ended June 30, 2009 under Item 18 of this annual report. The audited consolidated financial statements of SA Recycling are prepared in accordance with U.S. Generally Accepted Accounting Principles and in U.S. dollars. We report our share of SA Recycling’s income by making adjustments for accounting policies that differ from our policies under IFRS. We translate SA Recycling’s financial statements from U.S. dollars to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items.
     In fiscal 2009, we recorded a goodwill impairment charge of A$191.1 million related to four CGUs within the North America segment and one CGU in the Australasia segment. Refer to Note 13 in our consolidated financial statements included in Item 18 of this annual report for further information related to asset impairment testing.
     Other expenses primarily represent employee benefits expense and repairs and maintenance. The increase predominantly represents expenses from a full year inclusion of Metal Management in fiscal 2009 versus 3.5 months in fiscal 2008 and the significant expenses recorded in fiscal 2009 which are noted above.
     Income tax expense was A$28.1 million in fiscal 2009 resulting in an effective tax rate of (23.0)% compared to A$220.5 million in fiscal 2008 and a corresponding effective tax rate of 33%. Although we incurred a loss before income tax of A$122.1 million, an income tax provision was recognized due to the non-deductibility of the A$191.1 million goodwill impairment charge. Excluding the impact of the non-deductible goodwill impairment charge, our effective tax rate was 40.8% which reflects the change in the geographical mix of our sources of income.
     Loss after tax was A$(150.3) million in fiscal 2009 compared to profit after tax of A$440.1 million in fiscal 2008. The loss in fiscal 2009 was primarily due to the non-cash goodwill impairment charge.
Results by segments
     The following table sets forth our revenue and earnings before interest and taxes, or EBIT, by segment. In discussing the operating results of our segments, we focus on EBIT which is a non-GAAP (IFRS or U.S.) financial measure. EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. EBIT is not a measure that is recognized under IFRS and it may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of EBIT to (loss)/profit before income tax.

	Fiscal years ended June 30,
	2009		2008
(in thousands)	A$	%	A$	%
Sales by geography:
Australasia	1,158,619	13	1,745,109	23
North America	6,368,489	74	4,607,898	60
Europe	1,109,117	13	1,312,584	17

Total sales	8,636,225		7,665,591
Other revenue	4,785	0	4,945	0

Total revenue	8,641,010	100	7,670,536	100

Sales by product:
Ferrous metals	6,642,694	77	5,421,102	71
Non-ferrous metals	1,193,397	14	1,324,123	17
Secondary processing	221,624	2	361,159	5
Recycling solutions	578,510	7	559,207	7

Net sales	8,636,225	100	7,665,591	100

EBIT by geography:
Australasia	18,696	(18)	182,364	26
North America	(88,545)	86	415,726	60
Europe	(33,077)	32	94,011	14

Total EBIT	(102,926)	100	692,101	100

Reconciliation:
Total EBIT	(102,926)		692,101
Interest income	2,272		2,876
Finance costs	(21,508)		(34,374)

(Loss)/profit before income tax	(122,162)		660,603

Australasia
     Sales in fiscal 2009 decreased by A$586.5 million (33.6%) to A$1.2 billion from A$1.7 billion in fiscal 2008. EBIT in fiscal 2009 decreased by A$163.7 million (89.7%) to A$18.7 million from A$182.4 million in fiscal 2008.
     The decrease in sales was due to a 27% reduction in scrap tonnage processed and overall lower commodity prices. EBIT in Australasia was impacted by A$9 million of inventory adjustments, A$9 million of non-ferrous contract renegotiations and A$12 million of other abnormal items (including A$1 million of goodwill impairment).
North America
     The global economic recession was particularly severe in North America, where approximately 55% of all new steel production was idled as of the end of June 2009. Sales in fiscal 2009 increased by A$1.8 billion (38.2%) to A$6.4 billion from A$4.6 billion in fiscal 2008. EBIT in fiscal 2009 was a loss of A$88.5 million compared to a profit of A$415.7 million in fiscal 2008.
     The increase in sales was a result of a full year contribution from Metal Management compared to 3.5 months in fiscal 2008. However, scrap tonnage processed and brokered declined by 29% resulting in lower sales volumes and we also experienced lower commodity prices. Negative EBIT was caused by a A$190.2 million goodwill impairment charge. EBIT was also impacted by A$71 million of inventory adjustments, A$19 million of non-ferrous contract renegotiations and A$36 million of other abnormal items. EBIT in fiscal 2009 was positively impacted by income from SA Recycling of A$51.8 million.

Europe
     Sales in fiscal 2009 decreased by A$203.5 million (15.5%) to A$1.1 billion from A$1.3 billion in fiscal 2008. EBIT in fiscal 2009 was a loss of A$33.1 million compared to a profit of A$94.0 million in fiscal 2008. The decrease in sales was due a 20% reduction in scrap inflows and lower commodity prices. EBIT decreased as a result of by A$39 million of inventory adjustments and A$8 million of non-ferrous contract renegotiations.
Sales by Product Group
     Ferrous sales were A$6.6 billion in fiscal 2009 compared to A$5.4 billion in fiscal 2008, representing an increase of A$1.2 billion (22.5%). The increase in ferrous sales was mainly due to a full year contribution from Metal Management versus 3.5 months in fiscal 2008. In fiscal 2009, ferrous sales volumes (including brokerage) increased by approximately 1.7 million tons, or 15%, to 12.6 million tons compared to 10.9 million tons in fiscal 2008. However, overall ferrous commodity prices were lower in fiscal 2009.
     Non-ferrous sales were A$1.2 billion in fiscal 2009 compared to A$1.3 billion in fiscal 2008. Even though there was a full year contribution from Metal Management in fiscal 2009, non-ferrous sales decreased due to lower commodity prices and the impact of non-ferrous contract renegotiations. In fiscal 2009, non-ferrous sales volumes (including brokerage) increased by approximately 11,000 tons (2%), to 464,000 tons compared to 453,000 tons in fiscal 2008.
     Secondary processing sales were A$221.6 million in fiscal 2009 compared to A$361.1 million in fiscal 2008, which represented a decrease of A$139.5 million (38.6%). The decrease in sales was primarily due to the sale of Sims Steel in fiscal 2008.
     Recycling solutions sales were A$578.5 million in fiscal 2009 compared to A$559.2 million in fiscal 2008. Recycling solutions sales were also impacted in fiscal 2009 by lower commodity prices but volumes held steady.
Fiscal 2008 compared with fiscal 2007
     The following table sets forth selective line items and the percentage of net sales that they represent for the periods indicated.

	Fiscal years ended June 30,
	2008	%of	2007	%of	%
	A$	Sales	A$	Sales	Change
		(in thousands, except percentage data)
Total revenue	7,670,536	100	5,550,897	100	38
Cost of materials and freight	(6,103,252)	(80)	(4,387,432)	(79)	39
Depreciation and amortization	(95,086)	(1)	(74,453)	(1)	28
Finance costs	(34,374)	(0)	(30,405)	(1)	13
Income from equity accounted investments	64,573	1	7,030	0	819
Other expenses	(841,794)	(11)	(708,748)	(13)	19

Profit before income tax	660,603	9	356,889	6	85
Income tax expense	(220,505)	(3)	(116,951)	(2)	89

Profit after tax	440,098	6	239,938	4	83

     In fiscal 2008, total revenue was A$7.7 billion, a 38% increase from fiscal 2007. Approximately A$1.4 billion of the increase was attributable to the partial year contribution from Metal Management, which was acquired in March 2008. The increase in total revenue was also due to robust market conditions in the second half of fiscal 2008, resulting in record ferrous contributions experienced towards the end of fiscal 2008, particularly from the North America segment. See detailed discussion below on revenue by segment and product group.
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
     Depreciation and amortization expense was A$95.1 million in fiscal 2008 compared to A$74.5 million in fiscal 2007. The increase was due to depreciation and amortization related to recent acquisitions, most significantly Metal Management. Depreciation expense also increased due to higher levels of capital expenditures which were A$129.7 million in fiscal 2008 compared to A$90.5 million in fiscal 2007.
     Finance costs were A$34.4 million in fiscal 2008 compared to A$30.4 million in fiscal 2007. The increase was primarily due to higher borrowings. The weighted average interest rate on our borrowings was 5.6% in fiscal 2008 compared to 6.7% in fiscal 2007. See “Liquidity and Capital Resources” discussion below for a further information related to our borrowings.
     Income from equity accounted investments was A$64.6 million in fiscal 2008 compared to A$7.0 million in fiscal 2007. The increase was a result of the formation of the SA Recycling joint venture in September 2007 which accounted for A$47.4 million of income from equity accounted investments in fiscal 2008.
     Other expenses primarily represent employee benefits expense and repairs and maintenance. The increase predominantly represents expenses from Metal Management which were included for 3.5 months in the fiscal 2008 results.
     Income tax expense was A$220.5 million in fiscal 2008 resulting in an effective tax rate of 33.4% compared to A$117.0 million in fiscal 2007 and a corresponding effective tax rate of 32.8%. The increases were due to greater operating profits and a larger proportion of group profits generated in the United States where the federal statutory tax rate is 35% compared to 30% in Australia and 28% in the United Kingdom.
     Profit after tax was a record A$440.1 million in fiscal 2008 compared to A$239.9 million in fiscal 2007. The record result was due to increased sales revenue, sales volumes, equity accounted income and a 3.5 month contribution from Metal Management (approximately A$86.8 million).

Results by segments
     The following table sets forth our revenue and EBIT by segment.

	Fiscal years ended June 30,
	2008		2007
(in thousands)	A$	%	A$	%
Sales by geography:
Australasia	1,745,109	23	1,465,384	26
North America	4,607,898	60	2,938,245	53
Europe	1,312,584	17	1,144,891	21

Total sales	7,665,591		5,548,520
Other revenue	4,945	0	2,377	0

Total revenue	7,670,536	100	5,550,897	100

Sales by product:
Ferrous metals	5,421,102	71	3,587,925	64
Non-ferrous metals	1,324,123	17	1,264,402	23
Secondary processing	361,159	5	262,347	5
Recycling solutions	559,207	7	433,846	8

Net sales	7,665,591	100	5,548,520	100

EBIT by geography:
Australasia	182,364	26	154,183	40
North America	415,726	60	163,570	43
Europe	94,011	14	67,177	17

Total EBIT	692,101	100	384,930	100

Reconciliation:
Total EBIT	692,101		384,930
Interest income	2,876		2,364
Finance costs	(34,374)		(30,405)

Profit before income tax	660,603		356,889

Australasia
     Sales in fiscal 2008 increased by A$279.7 million (19.1%) to A$1.7 billion from A$1.5 billion in fiscal 2007. EBIT in fiscal 2008 increased by A$28.2 million (18.3%) to A$182.4 million from A$154.2 million in fiscal 2007. The increase in sales and EBIT was due to higher prices for scrap metals and increased sales volumes.
     The strength of the Australasia business in fiscal 2008 was reflected in a 12% increase in ferrous tonnage physically handled, and a 4% increase in non-ferrous tons traded, compared to fiscal 2007. To a significant extent, these record volumes were driven by our expanding base of regional sites in key areas and strong demand throughout Australia’s mining centers. Ongoing capital investment in downstream technologies further enhanced non-ferrous recoveries from all of our shredder operations. In New Zealand, Sims Pacific Metals (our 50% joint venture) experienced strong demand from domestic consumers and also increased performance efficiencies as a result of major processing equipment upgrades.
North America
     Sales in fiscal 2008 increased by A$1.7 billion (56.8%) to A$4.6 billion from A$2.9 billion in fiscal 2007. In U.S. dollar terms, sales increased by 83%. EBIT in fiscal 2008 increased by A$252.2 million (154.1%) to A$415.7 million from A$163.6 million in fiscal 2007.

     Market conditions in North America were strong in the second half, particularly towards the end of the third quarter and throughout the fourth quarter of fiscal 2008. The increase in sales and EBIT was due to higher prices for scrap metals, higher sales volumes and approximately A$1.4 billion of sales and A$140.2 million of EBIT from Metal Management for 3.5 months in fiscal 2008. Total processed and brokered ferrous and non-ferrous tons in North America increased 33%, year on year, to approximately 7.9 million tons. Fiscal 2008 EBIT also includes a 10 month contribution from the SA Recycling joint venture (A$47.4 million).
Europe
     Sales in fiscal 2008 increased by A$167.7 million (14.6%) to A$1.3 billion from A$1.1 billion in fiscal 2007. EBIT in fiscal 2008 increased by A$26.8 million (39.9%) to A$94.0 million from A$67.2 million in fiscal 2007. Our European operations also enjoyed a record performance in fiscal 2008, with strong ferrous market conditions, particularly in the second half of the year.
     Year on year, ferrous intake grew by 16% and non-ferrous volumes by 34% contributing to the record performance. Our results also benefited from the full year inclusion of Cymru Metals, which was acquired in January 2007.
Sales by Product Group
     Ferrous sales were A$5.4 billion in fiscal 2008 compared to A$3.6 billion in fiscal 2007, representing an increase of A$1.8 billion (51.1%). The increase in ferrous sales was mainly due to higher selling prices, particularly in the fourth quarter in the United States. Ferrous sales also benefited from the inclusion of sales from Metal Management for 3.5 months in fiscal 2008 (approximately A$1.1 billion). In fiscal 2008, ferrous sales volumes (including brokerage) increased by approximately 2.0 million tons, or 22%, to 10.9 million tons compared to 9.0 million tons in fiscal 2007. Substantially all of the ferrous sales volume increase was attributable to Metal Management (approximately 1.8 million tons).
     Non-ferrous sales were slightly higher in fiscal 2008 at A$1.32 billion when compared to fiscal 2007 non-ferrous sales of A$1.26 billion. In fiscal 2008, non-ferrous sales volumes increased by approximately 61,000 tons (16%), to 453,000 tons compared to approximately 392,000 tons in fiscal 2007. All of the increase was attributable to Metal Management.
     Secondary processing sales were A$361.2 million in fiscal 2008 compared to A$262.3 million in fiscal 2007, which represented an increase of A$98.8 million (37.7%). The increase in sales was primarily due to an increase in lead prices and volumes for the ARA joint venture.
     Recycling solutions sales were A$559.2 million in fiscal 2008 compared to A$433.8 million in fiscal 2007, which represented an increase of A$125.4 million (28.9%). The increase reflected a full year contribution from the businesses acquired in fiscal 2007, strong metal prices (particularly for precious metals) and an initial contribution from the “lifecycle management” dimension of the business.
B. Liquidity and Capital Resources
Treasury responsibilities and philosophy
     The primary responsibilities of our treasury function are to secure access to capital resources, maintain an efficient capital structure, and manage the company’s liquidity, foreign exchange, interest rate and commodity price risk. Our overall financial risk management strategy seeks to mitigate these risks to reduce adverse volatility in them on our financial performance.
     Financial risk management is carried out by a limited number of employees. We have written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

     We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments.
     For further information regarding our financial and capital risk management, including our use of derivatives, see Note 2 of our consolidated financial statements included in Item 18 of this annual report.
Sources of liquidity
     Our sources of liquidity include cash and cash equivalents, collections from customers and amounts available under our unsecured multi-currency/multi-option credit facilities, most of which are global in nature. We believe these sources are adequate to fund operating expenses and related liabilities, planned capital expenditures and acquisitions, and the payment of cash dividends to shareholders for at least the next 12 months.
     As of June 30, 2009, our cash and cash equivalents amounted to A$69.5 million compared to A$133.5 million as of June 30, 2008. As of June 30, 2009, total borrowings were A$175.1 million compared to A$398.4 million as of June 30, 2008. The majority of our borrowings are from our credit facilities. We had available borrowing capacity under our credit facilities of A$856.5 million as of June 30, 2009, compared to A$668.6 million as of June 30, 2008.
     Our primary credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, and Bank of America Corporation, N.A., or BOA. All of our primary credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities provided we are not in default and the borrowings do not exceed the commitment amount. Our CBA credit facility, which matures on December 31, 2010, is for A$450 million and provides for multi-currency borrowings. Our WBC credit facility, which matures on August 1, 2010 is for A$250 million and also provides for multi-currency borrowings. Borrowings under both the CBA and WBC credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar), or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility, which matures on December 1, 2010, is for US$150 million and bears interest at either the U.S. Federal Funds Rate plus a margin, the U.S. Prime Rate or the Eurocurrency Floating Rate plus a margin.
     These credit facilities generally contain customary representations and warranties and covenants. Customary negative covenants include certain restrictions on our ability and that of our subsidiaries to engage in certain corporate transactions without such lender’s consent, including: (i) the creation of certain liens on our property; (ii) mergers, dissolution, liquidation or consolidation with or into another entity; (iii) certain dispositions of our property; engaging in any substantially different material line of business; and (iv) certain related party transactions.
     These credit facilities also require us to comply with certain financial covenants which are measured on a bi-annual basis. The primary financial covenants require us to have a minimum tangible net worth that is not less than 85% of our tangible net worth of the preceding year, a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense ratio of not less than 3.5 times to 1 and a ratio of total financial indebtedness to EBITDA that is not greater than 3.0 to 1. We were in compliance with all of our financial covenants as of June 30, 2009.
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

These credit facilities also provide for cross defaults, such that if we default under one credit facility, we will be deemed to have defaulted under all of our credit facilities.
     All of our bank credit facility providers may either vary the terms of their facilities to their satisfaction or, with varying notice periods, give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
      During the course of fiscal 2009 it was agreed with CBA that the documentation governing its facility would be updated to reflect CBA’s current credit agreement documentation standards. Under a “most favored nation” understanding that we have with each of our bank credit providers the terms of each of our credit facilities can be no less favorable than those of any other facilities. Accordingly the changes to the CBA documentation were offered to our other credit providers and the documentation governing the facilities of those other providers was also updated where applicable. The “most favored nation” provision does not apply to pricing, tenor, fees or similar commercial terms. The changes to the documentation applicable to the facilities of each of our bank credit providers were finalized in November 2009.
     Approximately A$870 million of our current loan facilities are denominated in Australian dollars.
Cash Flows
Fiscal 2009 compared with fiscal 2008
     Net cash from operating activities was A$554.5 million in fiscal 2009 compared to A$247.5 million in fiscal 2008. The increase was primarily due to working capital changes which generated cash of A$325.9 million in fiscal 2009 compared to cash used for working capital of A$209.1 million in fiscal 2008. The improvement in working capital was due to a significant decline in commodity prices which resulted in lower accounts receivable and lower inventory values.
     Net cash used in investing activities in fiscal 2009 was A$214.7 million compared to A$137.7 million in fiscal 2008. Cash used in investing activities increased in fiscal 2009 primarily due to higher capital expenditures and an increase in cash used for acquisitions. Capital expenditures in fiscal 2009 were A$187.5 million compared to A$129.7 million in fiscal 2008. Significant capital expenditures in fiscal 2009 include investments for recovery systems for automobile shredder residue and for the construction of a WEEE facility in the United Kingdom. We continue to invest in capital projects which are either replacement in nature or which we believe will enhance our operations. Cash used for acquisitions was A$76.0 million in fiscal 2009 compared to A$58.5 million in fiscal 2008. In fiscal 2009, we received A$39.7 million of cash from the sale of our non-core manufacturing businesses. In fiscal 2008, we received a return of capital of A$48.5 million from our joint ventures.
     Net cash used in financing activities was A$426.8 million in fiscal 2009 compared to A$13.5 million in fiscal 2008. In fiscal 2009, we used cash generated from operations to repay outstanding borrowings resulting in a cash usage of A$265.3 million. In fiscal 2008, our borrowings increased by A$137.3 million primarily to fund our working capital needs. Cash dividends paid in fiscal 2009 was A$159.9 million compared to A$156.6 million in fiscal 2008. Although dividends per share decreased in fiscal 2009, the higher dividends were a result of the issuance of shares for the acquisition of Metal Management.
     On October 26, 2009, we paid a dividend of A$0.10 per share to shareholders of record on October 9, 2009. The total amount of dividends paid was A$18.0 million which consisted of cash dividends of A$15.2 million and A$2.8 million of dividends reinvested into ordinary shares pursuant to our dividend reinvestment plan.
Fiscal 2008 compared with fiscal 2007
     Net cash from operating activities was A$247.5 million in fiscal 2008 compared to A$335.5 million in fiscal 2007. Although profit after tax increased in fiscal 2008 by A$200.2 million, higher working capital balances resulted in lower cash flow generation from operations. Cash used for working capital was A$209.1 million in fiscal 2008 compared with cash generated from working capital of A$16.7 million in fiscal 2007. The increase in working capital was due to higher commodity prices which resulted in higher accounts receivable and inventory balances.
     Net cash used in investing activities in fiscal 2008 was A$137.7 million compared to A$241.2 million in fiscal 2007. Cash used in investing activities decreased in fiscal 2008 due to lower cash outflows for acquisitions of A$58.5 million compared to A$158.9 million in fiscal 2007. In fiscal 2008, we also received a return of capital of A$48.5 million from our joint ventures. Capital expenditures in fiscal 2008 was A$129.7 million compared to A$90.5 million in fiscal 2007.

     Net cash used in financing activities was A$13.5 million in fiscal 2008 compared to A$71.5 million in fiscal 2007. In fiscal 2008, we increased our borrowings by A$137.3 million in order to fund increased working capital requirements, capital expenditures and dividend payments. Cash dividends paid increased to A$156.6 million in fiscal 2008 compared to A$120.0 million in fiscal 2007 primarily as a result of the issuance of 53.5 million shares for the acquisition of Metal Management.
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
E. Off-Balance Sheet Arrangements
     There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except as follows:
•	We occasionally sell a portion of our accounts receivable to a third party under an US$35.0 million uncommitted facility agreement. At the time the receivables are sold, the receivables are removed from our consolidated balance sheet. All credit risk passes to the third party at the time of the assignment, such that we have no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and we are not obligated to make offers or pay commitment fees to the third party. At June 30, 2009, we had utilized US$17.8 million of this facility.
•	We have provided letters of credit in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business. At June 30, 2009, the amount of letters of credit was A$64.3 million.
•	Along with our joint venture partner in SA Recycling, we both equally guarantee SA Recycling’s lines of credit. The amount of the guarantee we currently provide is A$83.9 million.

F. Tabular Disclosure of Contractual Obligations
     Our consolidated contractual obligations and commitments are summarized in the following table which includes aggregate information about our contractual obligations as of June 30, 2009 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

	Payments due by period
Contractual Obligations		Less than	1 to	3 to
(in thousands of A$)	Total	1 Year	3 Years	5 Years	More than 5 Years
Long-term debt [1]	187,557	9,641	177,916	—	—
Capital expenditures	34,662	34,197	465	—	—
Derivatives — net settled	9,689	9,689	—	—	—
Derivatives — gross settled:
Inflows	(174,728)	(174,728)	—	—	—
Outflows	174,790	174,790	—	—	—
Pension plan contributions [2]	5,202	5,202	—	—	—
Operating leases	358,340	69,806	107,516	53,163	127,855

Total contractual cash obligations	595,512	128,597	285,897	53,163	127,855

1	—	Long-term debt includes interest based on the June 30, 2009 floating interest rates.

2	—	Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ending June 30, 2009. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

Item 6.	Directors, Senior Management and Employees
A. Directors and senior management
Directors
     Set forth below is information regarding the members of our Board of Directors, or the Board, as of October 1, 2009:

Name and Age	Title	Term Expires
Executive Directors:
Daniel W. Dienst, 44	Group Chief Executive Officer	#

Non-Executive Directors:
Paul J. Varello, 65	Chairman and Independent Non-Executive Director	+
Norman R. Bobins, 66	Independent Non-Executive Director	2011
J. Michael Feeney, 63	Independent Non-Executive Director	+
Masakatsu Iwanaga, 68	Non-Independent, Non-Executive Director	*
Robert Lewon, 66	Independent Non-Executive Director	2011
Paul K. Mazoudier, 67	Independent Non-Executive Director	*
Gerald E. Morris, 77	Independent Non-Executive Director	2011
Christopher J. Renwick, 66	Independent Non-Executive Director	2010

#	— Under our constitution, the Group Chief Executive Officer does not have a term limit.

*	— Messrs. Iwanaga and Mazoudier will be retiring at the conclusion of the Annual General Meeting, or AGM, on November 20, 2009.

+	— Messrs. Varello and Feeney will be standing for re-election as Independent Non-Executive Directors at our AGM on November 20, 2009.

Daniel W. Dienst
     Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr. Dienst was formerly a Director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management who we merged with in March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. He is a Director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a JD from The Brooklyn Law School.
Paul J. Varello
     Appointed as a Director in November 2005, appointed Vice-Chairman in November 2008 and Chairman in August 2009. Member of the Nomination/Governance Committee and the Finance & Investment Committee. Mr. Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Norman R. Bobins
     Appointed as a Director in March 2008. Chairman of the Finance & Investment Committee. He was formerly a Director of Metal Management (since 2006). From 2008, Mr. Bobins is the Chairman of Norman Bobins Consulting LLC. From May 2007 until October 2007, Mr. Bobins was the Chairman of the Board of LaSalle Bank Corporation (a financial institution). From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr. Bobins is the Non Executive Chairman of The PrivateBank and Trust Company. He is also a Director of NICOR, Inc., Transco, Inc., and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.
J Michael Feeney
     Appointed as a Director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee. Mr. Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Masakatsu Iwanaga
     Appointed as a Director in June 2007. He is a member of the Australia & New Zealand Chamber of Commerce in Japan. He joined Mitsui & Co., Ltd in 1963 and worked in various divisions of that company culminating in his appointment, in 1999, as President & Managing Director, Mitsui Iron Ore Development, a position he held until his retirement in 2005.
Robert Lewon
     Appointed as a Director in March 2008. Chairman of the Nomination/Governance Committee and member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a Director (since March 2004) of Metal Management. Mr. Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as Director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a Director of the Company, he was a long time advisor/consultant to TAMCO, the only steel mill in California.
Paul K. Mazoudier
     Appointed as a Director in September 1991 and served as Chairman from January 1999 to August 2009. Member of the Safety, Health, Environment & Community Committee, Remuneration Committee and Risk, Audit & Compliance Committee. Mr. Mazoudier was formerly an Executive Director of Sims Consolidated (1974-79) and a former partner and NSW Chairman of Minter Ellison, lawyers. He was a Director of HPAL Limited from 2000 until November 2007.
Gerald E. Morris
     Appointed as a Director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a Director (since January 2004) of Metal Management. Mr. Morris currently serves as President and CEO of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and Director of Beacon Trust Company. He previously served as a Director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.
Christopher J. Renwick
     Appointed as a Director in June 2007. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr. Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and Director of Coal and Allied Industries Limited (since 2004), a Director of Downer EDI Limited (since 2004), member of the board of Governors of Ian Clunies-Ross Foundation (since 2005) and chairman of the Rio Tinto Aboriginal Fund (since 2004).
Former Directors
Jeremy L. Sutcliffe
     Mr. Sutcliffe served as an Executive Director from 2002 until August 26, 2009. He joined Sims in 1990 and held various senior executive positions, including Chief Executive UK, before assuming the position of Group Chief Executive in March 2002, a position he held until March 2008. As contemplated by the March 2008 Metal Management merger, Mr. Dienst, the former CEO and President of Metal Management, became the Group Chief Executive Officer of Sims initially with primary responsibility for North American operations, while Mr. Sutcliffe continued to manage the remainder of Sims’ operations for a transitionary period. As a result of the efforts of Messrs. Dienst and Sutcliffe, the integration and transition of key operational responsibilities was completed successfully and ahead of schedule. Mr. Sutcliffe’s contract term was set to expire on October 31, 2010, but due to the early completion of the integration and transition, Mr. Sutcliffe’s contract was terminated on August 26, 2009 and a mutually agreed settlement on remaining payments and obligations was reached.
Ross B. Cunningham
     Mr. Cunningham served as Executive Director, Group Finance & Strategy from 1984 until his retirement from the Board on November 21, 2008. He joined Sims in 1967 and has held various senior positions in Australia and South-East Asia, including General Manager, NSW and General Manager, Finance & Administration.

John T. DiLacqua
     Mr. DiLacqua served as an Independent Non-Executive Director from March 2008 until his retirement from the Board on November 21, 2008. He was formerly a director (since June 2001) of Metal Management, which merged with Sims in March 2008.
Executive Officers
     Set forth below is information regarding our executive officers as of October 1, 2009:

Name and Age	Title
Robert Larry, 48	Group Chief Financial Officer
Graham Davy, 44	CEO — European Metals and Sims Recycling Solutions — Global Operations
Robert Kelman, 46	President — Commercial, North America
Darron McGree, 62	Managing Director — Australia and New Zealand
Alan Ratner, 58	President — Operations, North America
Robert Larry
     Group Chief Financial Officer since March 2008. Executive Vice President and Chief Financial Officer of Metal Management from August 1996 to March 2008. Treasurer of Metal Management from September 2004 to March 2008.
Graham Davy
     CEO — European Metals and Sims Recycling Solutions — Global Operations since October 2006. Has been employed by the Group in various capacities since September 1988, including establishing the SRS business in 2002.
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
Alan Ratner
     President — Operations, North America since March 2008. President of Metal Management Northeast, Inc. from 2001 to March 2008.
Former Executive Officers
Tom Bird
     Mr. Bird resigned in August 2009. He previously served as Managing Director — Metals Recycling — United Kingdom.
B. Compensation
     The following section reports the remuneration to our Board and describes our compensation policies and actual compensation for our executive officers as well as our use of equity incentives.
Director Compensation
     Non-executive directors, or NEDs, receive an annual fee, paid monthly or quarterly, for their services. No additional fees are paid to NEDs for attending Board or committee meetings. NED fees are made up of a base fee and fees (as applicable) for chairmanship of the Board and committees as outlined in the table below.

NED fees in A$ (effective July 1, 2008)
Base fee (Chairman)	433,200
Base fee (Non-executive Director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
Chairman Nomination/Governance Committee	—
     In October 2009, the Board approved the payment of a fee of A$30,000 per annum, effective from November 1, 2009, to the Chairman of the Nomination/Governance Committee. The Board has otherwise resolved that there will be no increase in individual NED fees for fiscal 2010. NEDs are not currently covered by any contract of employment and, therefore, have no contract duration, notice period for termination or entitlement to termination payments. NEDs do not participate in any incentive (cash or equity-based) arrangements. NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in traveling to or from meetings of the Board or when otherwise engaged in the business of the Company in accordance with Board policy.
     NEDs may participate in the Sims Metal Management Deferred Tax Director and Employee Share Plan (“NED Plan”). Under the NED Plan, a NED agrees to contribute a nominated percentage of the annual fees he receives from us to fund the acquisition of our shares by the NED Plan trustee.
     Our NEDs’ Retirement Allowance Scheme was discontinued effective June 30, 2006. The accrued amounts in respect of the remaining NEDs who had participated (Messrs. Mazoudier and Feeney) were frozen and have been indexed at 5% per annum until payment. For Australian resident NEDs, we withhold 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation.
     The following table sets forth the total remuneration paid to NEDs in fiscal 2009. Fees that were paid in US dollars were converted at a rate of A$1 to US$.9626 and fees paid in Japanese Yen were converted at a rate of A$1 to ¥ 101.04, both being the exchange rates set by the Board in July 2008. For NEDs who receive payments in foreign currencies, the tables below reflect the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment. For information with respect to the Sims shares and equity awards held by members of the Board, please see “Item 6.E Share Ownership” below.

	Short-term			Share-based
	benefits	Post-employment benefits		payments
		Super-	Retirement	NED Share
Name	Cash Fees[4]	annuation	benefits	Plan	Total
	(in A$)
P Varello[1]	284,897	—	—	—	284,897
N Bobins[1]	284,897	—	—	—	284,897
J DiLacqua[1,2]	87,768	—	—	—	87,768
M Feeney	173,504	17,389	21,096	19,708	231,697
M Iwanaga[3]	293,526	—	—	—	293,526
R Lewon[1]	247,013	—	—	—	247,013
P Mazoudier	397,432	35,769	45,636	—	478,837
G Morris[1]	322,782	—	—	—	322,782
C Renwick	167,351	18,628	—	39,622	225,601

1	—	Messrs. Bobins, DiLacqua, Lewon, Morris and Varello are residents of the United States and receive their payments in US dollars.

2	—	Mr. DiLacqua retired from the Board on November 21, 2008.

3	—	Mr. Iwanaga is a resident of Japan and receives his payments in Japanese Yen.

4	—	Figure shown is after fee sacrifice to either superannuation and/or NED Share Plan.
Executive Officer Compensation
     The following table sets forth remuneration paid to our executives in fiscal 2009. Certain executive directors and executive officers are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. For information with respect to the Sims shares and equity awards held by executive officers, please see “Item 6.E — Share Ownership” below.

							Share-
				Superannu-	Other		based
		Cash		ation/retirement	long-term	Termination	pay-
Name	Salary[1]	Bonus	Other[2]	benefits	benefits[3]	benefits	ments[4]	Total
	(in A$)
D Dienst[5]	1,328,038	2,665,438	195,796	—	15,915	—	1,357,334	5,562,521
J Sutcliffe[6]	1,347,284	2,630,160	144,071	219,798	43,554	—	(613,272)	3,771,595
R Cunningham[7]	255,915	192,545	2,809	51,550	26,437	3,130,316	364,243	4,023,815
T Bird[5,8]	451,112	272,664	41,441	42,631	28,229	—	476,240	1,312,317
G Davy[5]	584,198	440,969	41,441	42,631	—	—	765,199	1,874,438
R Kelman[5]	835,875	1,221,782	43,031	15,373	—	—	682,840	2,798,901
R Larry[5]	835,875	417,938	50,068	—	15,915	—	398,833	1,718,629
D McGree	536,651	315,870	17,513	105,772	20,379	—	578,093	1,574,278
A Ratner[5]	835,875	1,434,696	36,683	—	15,915	—	1,098,471	3,421,640

1	—	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

2	—	Other short-term benefits include auto allowances, health and life insurance benefits, and amounts accrued for annual leave during the period. The amount for Mr. Dienst also includes payments for personal security.

3	—	Other long-term benefits include amounts accrued for cash-based long term incentive plans, long-service leave and deferred compensation plans.

4	—	Share-based payments represent the accounting expense (as computed pursuant to AASB 2, “Share-based Payments”) recognized by us for share-based awards. Certain share-based awards made in the 2007 and 2008 fiscal years only vest upon satisfaction of non-market based performance hurdles. These performance hurdles are not expected to be achieved and therefore previously recognized share-based payments have been reversed in the 2009 fiscal year and results in a reduction in total 2009 remuneration for the impacted individuals.

5	—	Messrs. Dienst, Kelman, Larry and Ratner are residents of the United States and receive their cash payments in US dollars. Messrs. Bird and Davy are residents of the United Kingdom and receive their cash payments in pound sterling.

6	—	Mr. Sutcliffe’s employment was terminated by way of redundancy on August 26, 2009.

7	—	Mr. Cunningham retired on November 21, 2008. Termination benefits represent payments for severance, but do not include payments for unused leave as these accruals were previously disclosed as remuneration. In addition, share-based payments for Mr. Cunningham in 2009 represent the acceleration of expense for awards which have not yet vested, but contain “good-leaver” provisions.

8	—	Mr. Bird resigned on August 17, 2009.

Short-term Incentive Plan (“STI Plan”)
     The design and implementation of an STI Plan in fiscal 2009 was delayed by the complexities of the integration and transition of key operational responsibilities following the March 2008 merger with Metal Management. However, in order for us to ensure retention of key executives during the integration, as well as reward the extraordinary effort of participants in combining two large companies quickly and smoothly during difficult economic conditions, the Remuneration Committee approved a “bridge” bonus payment, in lieu of a formal STI Plan, for performance over the first half of fiscal 2009. The “bridge” plan covered executive directors, executive officers and all other employees who received a maximum bonus under the STI Plans of both former companies in fiscal 2008.
     In fiscal 2008, each of the former Sims Group Limited and Metal Management paid out maximum STIs to its respective participants. For former Metal Management participants, the maximum STI payment was two times target; for former Sims Group Limited participants, the maximum STI payment was three times target. To calculate the basis of a participant’s potential “bridge” payment, a two times target maximum was applied to his or her fixed remuneration at the start of fiscal 2009; the actual “bridge” payment, being only for a six-month period, was capped at 50% of the calculated amount.
     By the beginning of the second half of fiscal 2009, it was apparent that there was no reasonable return on net assets target that would support an STI Plan payout for the balance of the fiscal year. Therefore, there was no STI Plan established for the second half of fiscal 2009, and no further STI payments beyond the “bridge” payment described above were made to executive directors and executive officers.
Integration bonuses
     The employment agreements between us and each of Messrs. Dienst and Sutcliffe included the provision for payment of a one-time integration bonus of up to US$1 million to each of them, payable upon the completion of the transition activities consequent to the March 2008 Metal Management merger. The integration bonuses were originally anticipated to be paid in August 2009, upon the successful completion of integration objectives established by the Integration Committee of the Board. The Integration Committee determined that the integration objectives were completed successfully and ahead of schedule and, as a result, the Board approved early payment of the maximum integration bonus to each of Messrs. Dienst and Sutcliffe in April 2009.
     The focus of the integration efforts was in North America, where both the former Sims Group Limited and Metal Management had important business operations. Key to the success of the integration was the efforts of the co-presidents of North America, Messrs. Kelman and Ratner. In recognition of their contributions, the Board approved a one-time integration bonus, consisting of US$500,000 cash and US$250,000 in ADSs each to Messrs. Kelman and Ratner. The payments were made in December 2008.
Share-based Plan Awards
     During fiscal 2009, the following grants of options were made to executive officers. The options vest equally over three years beginning on August 31, 2009.

		Number	Exercise	Expiry
Name	Grant date	granted	price	date
Ordinary shares (A$)
J Sutcliffe[1]	November 24, 2008	135,435	$13.11	November 24, 2015
T Bird[2]	April 2, 2009	39,347	$17.79	April 2, 2016
G Davy	April 2, 2009	48,950	$17.79	April 2, 2016
D McGree	April 2, 2009	47,534	$17.79	April 2, 2016

ADS (US$)
D Dienst	November 24, 2008	181,654	$8.39	November 24, 2015
R Kelman	April 2, 2009	87,664	$12.19	April 2, 2016
R Larry	April 2, 2009	109,580	$12.19	April 2, 2016
A Ratner	April 2, 2009	87,664	$12.19	April 2, 2016

1	—	Mr. Sutcliffe’s agreement was terminated by way of redundancy on August 26, 2009. As a result of “good-leaver” provisions in the option agreement, he will continue to vest in the option grant.

2	—	Mr. Bird resigned on August 17, 2009 and as a result, the above award was forfeited.
     During fiscal 2009, the following grants of performance rights were made to executive officers. The performance rights will vest on August 31, 2011 subject to the achievement of a total stockholder return over a three-year period commencing on July 1, 2009.

	Date of	Number of
Name	Grant	Rights
D Dienst	November 24, 2008	61,092
J Sutcliffe[1]	November 24, 2008	44,440
T Bird[2]	April 2, 2009	14,720
G Davy	April 2, 2009	18,312
R Kelman	April 2, 2009	38,580
R Larry	April 2, 2009	48,225
D McGree	April 2, 2009	16,313
A Ratner	April 2, 2009	38,580

1	—	Mr. Sutcliffe’s agreement was terminated by way of redundancy on August 26, 2009. As a result of “good-leaver” provisions in the performance right agreement, he will continue to vest in the performance right grant.

2	—	Mr. Bird resigned on August 17, 2009 and as a result, the above award was forfeited.
     For additional information on our share-based plans, refer to Note 24 of the consolidated financial statements included in Item 18 of this annual report.
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

Committees of the Board
     The Board has established five committees to assist in the execution of Board functions, namely, a Remuneration Committee, a Risk, Audit & Compliance Committee, a Safety, Health, Environment & Community Committee, a Nomination/Governance Committee and a Finance & Investment Committee. Although the Board may delegate powers and responsibilities to these committees, the Board retains ultimate accountability for discharging its duties. Descriptions of the current roles and responsibilities of these committees are set out below.
Remuneration Committee
     The Remuneration Committee of the Board is comprised of at least three directors, with a majority being independent. The current members of the Remuneration Committee are J. Michael Feeney (Chair), Paul K. Mazoudier, and Gerald E. Morris.
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
Safety, Health, Environment & Community Committee
     The Safety, Health, Environment & Community Committee, or SHEC, is comprised of at least three directors, of whom one at least must be independent. The current members of the SHEC are Christopher J. Renwick (Chair), Daniel W. Dienst, Robert Lewon, and Paul K. Mazoudier.
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
Nomination/Governance Committee
     The Nomination/Governance Committee is comprised of at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Robert Lewon (Chair), Paul J. Varello, J. Michael Feeney, Daniel W. Dienst, and Gerald E. Morris.
     The primary role of the Nomination/Governance Committee is to support and advise the Board in fulfilling its responsibilities to shareholders of the company in having a Board comprising individuals who are best able to discharge the responsibilities of directors.
Finance & Investment Committee
     The Finance & Investment Committee, or FIC, is comprised of at least three directors of whom one at least shall be independent. The current members of the FIC are Norman R. Bobins (Chair), Daniel W. Dienst, Robert Lewon, Christopher J. Renwick and Paul J. Varello.
     The role of the FIC is to review, advise and report to the Board on the management of our financial resources and invested assets, shareholder dividend policy and shareholder dividends, our capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC also reviews broad investment policies and guidelines for us and our subsidiaries and makes recommendations to the Board.
D. Employees
     We had 5,533 employees as of June 30, 2009. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2009	2008	2007
Australasia	945	1,099	985
North America	3,248	3,574	1,414
Europe	1,340	1,312	1,024

Total employees	5,533	5,985	3,423

     The decrease in the number of employees from June 30, 2008 to June 30, 2009 is a result of company-wide cost rationalization measures. The increase in the number of employees from June 30, 2007 to June 30, 2008 primarily was a result of the March 2008 Metal Management acquisition.
     We have a mix of collective “at will” and individually negotiated employment arrangements throughout North America, Australasia and Europe. Whatever the nature of those arrangements, we recognize the right of our employees to freely associate and to join or not join unions.
     In locations where our employees are represented by unions, we work closely with the unions to maintain positive labor relations. We had no significant strikes or other industrial actions during fiscal 2009 and successfully renegotiated the collective bargaining agreements that expired during the fiscal year. We believe that successful relations with all our employees, unionized and non-unionized, must be built on values of mutual trust and respect.
     Management believes that we have a good relationship with our employees and with the labor unions.
E. Share ownership
     Details regarding share ownership, as well as potential ownership interest through holding of equity-based incentives, of the members of our Board and our executive officers are set forth in Note 24 of the consolidated financial statements included in Item 18 of this annual report.

Item 7.	Major Shareholders and Related Party Transactions
A. Major shareholders
     As of October 14, 2009, to the knowledge of Sims, the following persons, having provided us with substantial shareholder notices in accordance with the Corporations Act of Australia, beneficially owned 5% or more of Sims ordinary shares:

Principal Beneficial Shareholders	Number of Shares	Percentage
Mitsui Raw Materials Development Pty Limited	34,649,903	19.00%
M & G Investment Funds	21,968,173	12.05%
Legg Mason Asset Management Limited	13,892,429	7.62%
     As of October 14, 2009, the following persons were registered at Sims’ share registry as holding 5% or more of Sims ordinary shares:

Principal Registered Shareholders	Number of Shares	Percentage
National Nominees Limited	34,685,055	19.02%
Mitsui Raw Materials Development Pty Limited	33,486,787	18.36%
HSBC Custody Nominees (Australia) Limited	31,222,919	17.12%
J.P. Morgan Nominees Australia Limited	19,876,791	10.90%
     Shareholders of the company do not have different voting rights. Mitsui Raw Materials Development Pty Limited holds approximately 19% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, Mr. Iwanaga is Mitsui’s designated representative director and Mr. Renwick is Mitsui’s designated independent director.
     As of June 30, 2009, there were 182,227,569 ordinary shares outstanding, of which 5,607,245 ordinary shares were held by 42 registered holders with a registered address in the United States and 30,838,689 ADSs were held by 257 registered holders with a registered address in the United States. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
B. Related party transactions
     Transactions with related parties that are material to us or to a related party are presented in Note 30 of our consolidated financial statements included in Item 18 of this annual report.
C. Interests of experts and counsel
     Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
     Our consolidated financial statements are set out on pages F-1 to F-77 of this annual report (refer to “Item 18 Financial Statements”).
Export Sales
      The total amount of sales made outside of Australia in fiscal 2009 was A$8.2 billion which represented 94% of total sales of A$8.6 billion.
Legal Proceedings
     Various claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any liability will not materially affect our consolidated financial position, results of operations, or cash flows.
Dividend Policy
     Under our constitution, our Board may, from time to time, determine that a dividend is payable to our shareholders. Subject to our constitution, the Corporations Act, the listing rules of the ASX and the rights of holders of shares with special rights as to dividends, dividends are to be apportioned and paid among our shareholders in proportion to the amounts paid up (not credited) on the shares held by the shareholders. In relation to partly paid shares, any amount paid on a share in advance of a call will be ignored when calculating the relevant proportion. We presently expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our profit after tax, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of profit after tax.
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
B. Significant Changes
     In November 2009, we amended the documentation applicable to the facilities of each of our bank credit providers. See “Item 5B Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Any other significant changes that have occurred since June 30, 2009 are presented in Note 34 of our consolidated financial statements included in Item 18 of this annual report.

Item 9.	The Offer and Listing
A. Offer and Listing Details
     Our capital consists of ordinary shares traded on the ASX under the symbol “SGM.” ADSs, each representing one ordinary share, are traded on the NYSE under the symbol “SMS.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Bank of New York Mellon, as depositary under the Amended and Restated Deposit Agreement dated as of March 14, 2008, among Sims, Bank of New York Mellon and registered holders from time to time of ADRs. The ADSs began trading on March 17, 2008.
     The table below sets forth, for the periods indicated, the reported high and low quoted prices for our ordinary shares on the ASX and the reported high and low quoted prices for the ADSs on the NYSE.

	ASX Price		NYSE Price
	per share A$		per share US$
	High	Low	High	Low
Year ended June 30, 2009:
First Quarter	43.20	27.22	41.49	20.00
Second Quarter	29.99	10.68	23.37	6.97
Third Quarter	20.61	14.44	14.87	9.39
Fourth Quarter	27.19	16.90	22.78	11.90

Year ended June 30, 2008:
First Quarter	34.28	23.59	n/a	n/a
Second Quarter	32.40	25.05	n/a	n/a
Third Quarter	34.67	24.00	31.12	23.70
Fourth Quarter	42.41	29.62	40.99	27.25

Year ended June 30, 2007	28.65	22.62	n/a	n/a
Year ended June 30, 2006	20.60	14.03	n/a	n/a
Year ended June 30, 2005	19.25	11.36	n/a	n/a

Most recent six months:
October 2009	24.00	19.38	22.11	17.11
September 2009	24.40	22.21	21.02	18.57
August 2009	27.98	22.10	23.74	19.07
July 2009	29.15	23.28	23.52	18.21
June 2009	27.19	22.37	22.78	17.75
May 2009	23.75	19.88	18.83	14.69
B. Plan of Distribution
     Not applicable.
C. Markets
     The principal trading markets for our shares are the ASX, in the form of ordinary shares, and the NYSE, in the form of ADSs.
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
     We may in general meeting, from time to time, determine the maximum aggregate cash remuneration to be paid to the non-executive directors for services rendered as directors. In fiscal 2009, the maximum aggregate remuneration was A$2.5 million. At our 2009 AGM to be held on November 20, 2009, we have asked shareholders to approve an increase in the maximum aggregate remuneration to A$3.0 million. The directors may divide the remuneration among themselves in any proportions and in any manner as they may from time to time determine. If the directors do not or are unable to agree as to the apportionment of the remuneration, it will be divided among them equally. If any director performs extra services or makes special exertions (at the Board’s request), such as going or living abroad, serving on any Board committee, or otherwise for any company purpose, we may remunerate that director by paying for those services and exertions.
     The directors may, from time to time, at their discretion, cause the company to borrow or raise any sum or sums of money or obtain other financial accommodation for company purposes and may grant security for the repayment of that sum or sums or the payment, performance or fulfillment of any debts, liabilities, contracts or obligations incurred or undertaken by the company in any manner and on any terms and conditions as they think fit and in particular by the issue or re-issue of bonds, perpetual or redeemable debentures or any mortgage, charge or other security on the undertaking or the whole or any part of the property of the company (both present and future) including its uncalled or unpaid capital for the time being.
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
     Clause 13 of our constitution, which relates to the making of proportional takeover bids, has lapsed by operation of the Corporations Act and it has no effect.
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
C. Material Contracts
     The following are material contracts, other than contracts entered into the ordinary course of business, that we have entered into during the last two fiscal years.
Acquisition of Metal Management, Inc.
     On March 14, 2008, MMI Acquisition Corporation, a wholly-owned subsidiary of Sims, merged with and into Metal Management. We issued 53,473,817 Sims ADSs to the former shareholders of Metal Management. The merger agreement is included as Exhibit 4.1 of this annual report.
Primary Credit Facilities Provided by CBA, WBC and BOA

      A summary of the contracts governing Sims’ primary credit facilities provided by CBA, WBC and BOA is provided above in “Item 5B Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
D. Exchange Controls
     The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. We are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:
•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia; and

•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs for certain payments or dealings in or out of Australia to or on behalf of:
•	members of the previous government of Iraq, its senior officials and their immediate families;

•	certain supporters of the former government of the Federal Republic of Yugoslavia;

•	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain Burmese regime figures and supporters;

•	certain entities associated with North Korea; or

•	certain entities and persons associated with Iran.
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
E. Taxation
Australian taxation
     The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary shares (including American Depository Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of this annual report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any changes in the Tax Treaty occurring after that date.

     The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor. We recommend each investor consult their own tax adviser concerning the implications of receiving dividends and owning and disposing of ordinary shares.
Taxation of dividends
     Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed “franked dividends.”
     While a company may only declare a dividend out of profits, the extent to which a dividend is franked depends in broad terms upon a company’s available franking credits and the nature of that dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.
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
     Dividends paid to non-resident shareholders which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked and not paid out of conduit foreign income. In the case of residents of the United States, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. Where a United States company holds directly at least 10% of the voting interest in the company paying the dividend, the withholding tax rate is reduced to 5%.
     In the case of residents of the United States that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, the dividends will not be subject to dividend withholding tax. Rather, such dividends will be taxed on a net assessment basis in Australia and, where the dividends are franked, entitlement to a tax offset against Australian income tax payable by the shareholder may arise to the extent of the franking credits.
     There are rules where in certain circumstances a shareholder may not be entitled to the benefit of franking credits (i.e. the ability to claim a tax offset). The application of these rules will depend upon the shareholder’s own circumstances, including the period which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding. Shareholders will need to obtain their own advice in relation to these rules.
     The company will send shareholders statements indicating the extent to which dividends are franked or paid out of conduit foreign income, and the amount of tax (if any) withheld.
     A United States holder of ordinary shares (who is also not a tax resident of Australia and who does not hold ordinary shares as a business asset through a permanent establishment in Australia) with no other Australian source income is not required to file an Australian tax return.
     Fully franked dividends paid to non-residents shareholders, dividends paid out of conduit foreign income or dividends subject to dividend withholding tax are not subject to any further Australian income tax.

Gain or loss on disposition of shares
     The Australian income tax treatment in respect of the disposition of shares will depend on whether the investor holds the shares on capital or revenue account. This will be a question of fact and each investor will need to consider its own circumstances.
Capital Account
     Under existing law, a resident of the United States disposing of shares in an Australian company will be free from capital gains tax in Australia except where:
(a)	the shares are held as part of a trade or business conducted through a permanent establishment in Australia; or
(b)	the shareholder and its associates hold (or have held the shares for a 12 month period during the last 24 months) an interest of 10% or more in the issued capital of the company and more than 50% of the company’s assets relate to Australian real property.
     If either of the above exceptions apply, capital gains tax in Australia is payable as follows:
Individual Investor
   Capital gains tax is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of shares acquired on or after 11:45 a.m. on September 21, 1999 and held for at least 12 months. For shares considered to be acquired for Australian tax purposes prior to 11:45 a.m. on September 21, 1999, individuals will be able to choose between the following alternatives:
•	taxed on any capital gain after allowing for cost base indexation up to September 30, 1999 (essentially when indexation ceased) where the shares have been held for at least 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period to September 30, 1999); and
•	taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for at least 12 months.
     Normal rates of income tax would apply to capital gains so calculated.
Capital losses are not subject to indexation; they are available as deductions, but only in the form of offset against capital gains. Depending upon which of the above alternatives are chosen, capital losses may be offset against capital gains indexed to September 30, 1999 or the full nominal capital gain before the 50% reduction. Excess capital losses can be carried forward indefinitely for offset against future capital gains.
Corporate Investor
     Capital gains tax is payable on any capital gains made (without adjustment for inflation indexation) on the disposal of shares considered to be acquired for Australian tax purposes on or after 11:45am on September 21, 1999. For shares acquired prior to 11:45am on September 21, 1999, a corporate investor will be taxed on any capital gain after allowing for indexation of the cost base (i.e. the difference between the disposal price and the original cost indexed for inflation over the period). The 50% discount is not applicable for corporate investors. The corporate income tax and capital gains tax rate is currently 30%.
     There may be other special rules which apply to the taxation of capital gains for other types of entities.
Revenue Account
   Under Australia’s domestic income tax provisions, a non-resident of Australia is taxed on profits arising on the sale of shares where that profit is on revenue account and has an Australian source. The source of profit is a question of fact and will need to be assessed by the investor. Where the gain is taxable, the Tax Treaty may apply as follows:
(a)	If the United States investor holds the shares as part of a trade or business conducted through a permanent establishment in Australia, any profit on disposal would be assessable and subject to ordinary income tax. (Any losses on disposal may constitute an allowable deduction.)
(b)	If the United States investor does not hold the shares as part of a trade or business conducted through a permanent establishment in Australia, then the Tax Treaty should operate to ensure that the taxing of any profits arising on the sale of shares should only occur in the United States even if the source of that profit is Australian. The only exception is if the profits are in respect of the disposal of shares which consist wholly or principally of real property situated in Australia in which case Australia will have taxing rights under the Tax Treaty.
     Any taxable gain would be fully taxable, that is, there is no concession to reduce the gain for inflation or apply a discount to reduce the gain. If a gain is taxable, any capital gain on the sale should be reduced to nil under specific anti-duplication rules.
     There should be no Australian stamp duty, goods and services tax or transfer taxes on the sale, disposal or exchange of ordinary shares by a U.S. shareholder.
     Australia does not impose any gift, estate, death, or other duty in respect of the gift, devise or bequest of ordinary shares by a U.S. shareholder.
United States Federal taxation
     The following discussion is a summary of certain United States federal income tax consequences of owning ordinary Shares or ADSs. This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis. This discussion does not address effects of any state or local tax laws. The specific tax position of each investor will determine the applicable United States federal, state and local income tax implications for that investor and we recommend each investor consult their own tax adviser concerning the implications of receiving dividends and owning and disposing of ordinary shares or ADSs. This section does not apply to you if you are not a “U.S. holder” as defined below.
     For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of shares and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decision of the trust.
Taxation of dividends
     Under the United States federal income tax laws, and subject to the discussion below under “Passive foreign investment company,” if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
     As a general rule, dividends paid by a foreign corporation will not constitute qualified dividend income if such corporation is treated, for the tax year in which the dividend is paid, or the preceding tax year, as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We do not believe that we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or that we were classified as a PFIC in a prior taxable year, and therefore dividends we pay with respect to our shares generally will be qualified dividend income. However, see the discussion under “Passive foreign investment company” below. The 15% reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2010.
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
Taxation of capital gains
     Subject to the discussion below under “Passive foreign investment company,” if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
Passive foreign investment company
     Special U.S. federal income tax rules apply to U.S. holders owning shares of a PFIC. We believe that we were not a PFIC for U.S. federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. We will generally be considered a PFIC for any taxable year if either (i) at least 75% of our gross income is passive income (the “Income Test”), or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC under the Income Test and the Asset Test, you may make certain elections, including the “mark-to-market” election as discussed below, to avoid PFIC status on a going-forward basis.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to (i) any “excess distribution” that you receive and (ii) any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. Excess distributions are generally defined as distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The entire amount of any gain realized upon the sale or other disposition will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a PFIC, will be subject to the interest charge described above. The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark to market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of dividends” would not apply.
     The mark-to-market election is available only for “marketable stock,” which is generally stock that is traded on a qualified exchange or other market. We have listed our ordinary shares and ADSs on the New York Stock Exchange. We believe that the New York Stock Exchange will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares and ADSs will continue to trade on the New York Stock Exchange or that they will be regularly traded for this purpose.
     If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a qualified electing fund, or QEF, election to include its pro rata share of the corporation’s income on a current basis. You may make a QEF election with respect to us only if we agree to furnish you annually with certain tax information, however. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions you receive on the ADSs or ordinary shares, and any gain realized on the disposition of the ADSs or ordinary shares.
     The rules applicable to owning shares of a PFIC are complex, and each U.S. holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.
Information reporting and backup withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Payments to Non-U.S. holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate Internal Revenue Service Form W-8.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable.

G. Statements by Experts
     Not applicable.
H. Documents on Display
     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file or furnish reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.
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
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including the Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2009. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Group Chief Executive Officer and Group Chief Financial Officer, to allow timely discussions regarding required disclosure.
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
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting of Sims, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision and with the participation of our management, including our Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2009. The effectiveness of our internal control over financial reporting as of June 30, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.
Changes in Internal Control over Financial Reporting
     In our Annual Report on Form 20-F for the fiscal year ended June 30, 2008, management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. Specifically, we did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with management’s financial reporting requirements.
     A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
     During fiscal 2009, management implemented a number of remediation measures as described below to address the material weaknesses.

•	Defined clear roles and responsibilities and enhanced training for personnel involved in the entity level control processes.

•	Implemented standard accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas.

•	Expanded our corporate accounting and tax departments and have staffed these departments with individuals that have a thorough understanding of IFRS and the accounting for income taxes.

•	Implemented procedures whereby all complex routine and non-routine transactions, such as business combinations and accounting for deferred income taxes, are reviewed by senior management and accurately accounted for in accordance with IFRS.
     As of June 30, 2009, we determined that the new controls are effectively designed and have demonstrated effective operation to enable management to conclude that the material weaknesses identified in fiscal 2008 had been remediated. Consequently, this matter did not constitute a control deficiency as of June 30, 2009.
     Other than these control enhancements, there have been no changes in internal control over financial reporting during the fiscal year ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
     The Board has determined that both J. Michael Feeney and Gerald E. Morris is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Feeney and Morris and each of the other members of the RAC is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual

Item 16B.	Code of Ethics
     We are conscious of our place in the community and the need to adhere to the highest standards of business conduct and compliance with the law and best practice. Our continued success will be assisted by the maintenance of the highest standards of integrity from all employees.
     To assist employees to maintain our reputation, a written Code of Conduct has been developed which defines our basic principles of business conduct. Among other things, the Code of Conduct is intended to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that the we file with, or submit to, the ASX, the NYSE, the SEC and in other public communications made by us;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting to the persons identified in the Code of Conduct of violations; and
•	accountability for adherence to the Code of Conduct.
     While the Code of Conduct outlines the minimum standards of behavior required of each of our directors, officers, and employees, we also expect all of our employees and contractors to strive to achieve levels of performance which exceed basic compliance. Our Board is strongly committed both to the letter of the Code of Conduct and to the spirit of best practice underpinning it, and expects similar commitment from all of our employees and contractors.

     The Code of Conduct is posted on our website at www.simsmm.com, under Corporate Governance.

Item 16C.	Principal Accountant Fees and Services
     The remuneration of our principal auditors (PricewaterhouseCoopers) including audit fees, audit related fees, tax fees and all other fees, as well as remuneration payable to other accounting firms, is set forth in Note 26 of the consolidated financial statements included in Item 18 of this annual report.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
     Not applicable.

Item 16G.	Corporate Governance
     Under the NYSE’s corporate governance standards as codified under Section 303A of the NYSE Listed Company Manual, or the Listing Rules, foreign private issuers, such as Sims, are permitted to follow home country practice in lieu of the Listing Rules, except for the rule regarding compliance with Rule 10A-3 of the Exchange Act and certain notification provisions contained in the Listing Rules. Also, the Listing Rules require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those followed by listed domestic companies under the Listing Rules. Such significant differences are described below and on our Internet website at www.simsmm.com.
     Following a comparison of our corporate governance practices with the requirements of the Listing Rules, the following significant differences were identified:
•	we do not schedule regular sessions where NEDs meet without management participation other than in the case of the Risk, Audit and Compliance Committee; however, the NEDs are free to meet amongst themselves as they choose;
•	the Remuneration Committee charter does not include a mandate to review and approve the corporate goals and objectives relevant to Group Chief Executive Officer compensation (this responsibility rests with the Board), to specify the qualifications of its members or its reporting obligations to the Board. It also does not include a mandate to report on executive officer compensation (such disclosure is made in the remuneration report in our annual reports), to give the Remuneration Committee sole authority to retain and terminate a search firm or to approve a consultant’s fees and other retention terms (although the Remuneration Committee is authorized to obtain professional advice on any matters within its charter); and
•	we do not have corporate governance guidelines with respect to the procedure for how a director may access management, director compensation information (however, such disclosure is made in the remuneration report in our annual reports) or director orientation and continuing education.
PART III

Item 17.	Financial Statements
     Not applicable.

Item 18.	Financial Statements
     The following consolidated financial statements are filed as part of this annual report:
Consolidated Financial Statements — Sims Metal Management Limited

Report of Independent Registered Public Accounting Firm	F-1
Income Statements	F-2
Balance Sheets	F-3
Statements of Recognized Income and Expense	F-4
Cash Flow Statements	F-5
Notes to the Financial Statements	F-7
Consolidated Financial Statements — SA Recycling, LLC and Subsidiaries

Item 19.	Exhibits
Exhibit Index

Exhibit
Number	Description

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 3.1 on Form F-4 filed on November 28, 2007).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

Exhibit
Number	Description

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Agreement and Plan of Merger dated as of September 24, 2007, between and among the Registrant, MMI Acquisition Corporation and Metal Management, Inc. (incorporated by reference to Appendix A on Form F-4 filed on November 28, 2007).

4.2	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.3	Executive Long Term Incentive Plan Rules (incorporated by reference to Exhibit 10.2 on Form F-4 filed on November 28, 2007).

4.4	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.5	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

4.6	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.7	Employment Agreement, effective as of February 1, 2007, by and between the Registrant and Bob Kelman (incorporated by reference to Exhibit 10.10 on Form F-4 filed on November 28, 2007).

4.8	Deed of Release, dated August 26, 2009, by and between Sims Metal Management Limited and Jeremy Sutcliffe.

4.9	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.10	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.11	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.12	Operating Agreement of SA Recycling LLC, dated as of September 1, 2007, by and between Adams Steel, LLC and Simsmetal West LLC (f/k/a Sims Hugo Neu West LLC) (incorporated by reference to Exhibit 10.14 on Form F-4/A filed on January 17, 2008).

4.13•	Multi-Option Facility Agreement dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Schedule 1 thereto as “Original Borrowers.”

4.14	Common Terms Deed dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Parts 1 and 2 of Schedule 1 thereto as “Original Borrowers” and “Original Guarantors,” respectively.

4.15•	Group Limit Facility dated November 2, 2009, between, amongst others, Commonwealth Bank of Australia and Sims Metal Management Limited.

4.16•	Multicurrency Revolving Floating Rate Cash Advance Facility, dated November 1, 2000, among Westpac Banking Corporation and Simsmetal Limited, Simsmetal Finance Limited, Simsmetal USA Corporation, Simsmetal UK Holdings Limited and Simsmetal UK Limited (collectively, the “Parties”); the Standard Terms, dated November 1, 2000, among the Parties; and the variations to such agreements (incorporated by reference to Exhibit 4.16 on Form 20-F filed on December 10, 2008).

4.17•	Variation to Standard Terms dated November 2, 2009 by and among Westpac Banking Corporation, Sims Metal Management Limited and certain of its subsidiaries (including the Standard Terms in the Annexure thereto).

4.18•	Amended and Restated Credit Agreement dated as of November 2, 2009 among Sims Group USA Holdings Corporation, certain of its affiliates identified therein as “Borrowers,” and Bank of America, N.A.

4.19	Amended and Restated Deed Poll of Continuing Guaranty dated as of November 2, 2009 by Sims Metal Management Limited in favor of Bank of America, N.A.

Exhibit
Number	Description

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.

15.2	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to SA Recycling LLC by reference in registration statements on Form S-8.

•	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted confidential material has been filed separately with the Commission. The location of the confidential information is indicated in the exhibit with brackets and a bullet point ([•]).
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sims Metal Management Limited
By:	/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and Legal Counsel

Date: November 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sims Metal Management Limited:
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (“the Company”) at 30 June 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1b to the consolidated financial statements, the Company has changed the manner in which it accounts for the valuation of land, buildings and leasehold improvements in fiscal 2009. This change has been applied retrospectively.
Our audit of the consolidated financial statements of the Company was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Company has included parent only information on the face of the consolidated financial statements and other parent company only disclosures in the notes to the financial statements. Such parent only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Sydney, Australia
28 August 2009

Income Statements
For the year ended 30 June 2009

		Consolidated			Parent
		2009	2008	2007	2009	2008
	Note	A$’000	A$’000	A$’000	A$’000	A$’000
Revenue	4	8,641,010	7,670,536	5,550,897	232,557	171,678
Other income	5	33,737	55,667	8,978	—	—
Raw materials used and changes in inventories	9	(6,272,623)	(5,324,584)	(3,847,254)	—	—
Freight expense		(919,310)	(778,668)	(540,178)	—	—
Employee benefits expense		(592,380)	(404,873)	(296,421)	(2,733)	(2,777)
Depreciation and amortisation expense	6	(170,820)	(95,086)	(74,453)	—	—
Repairs and maintenance expense		(147,773)	(126,192)	(117,993)	—	—
Other expenses		(542,209)	(363,047)	(303,312)	—	—
Finance costs		(21,508)	(34,374)	(30,405)	—	—
Goodwill impairment charge	13	(191,094)	(3,349)	—	—	—
Share of pre-tax profit of investments accounted for using the equity method	29	60,808	64,573	7,030	—	—

(Loss)/profit before income tax		(122,162)	660,603	356,889	229,824	168,901

Income tax (expense)/benefit	7	(28,133)	(220,505)	(116,951)	353	391

(Loss)/profit for the year attributable to equity holders of the Parent		(150,295)	440,098	239,938	230,177	169,292

		A¢	A¢	A¢

(Loss)/earnings per share:
Basic	32	(82.9)	310.9	192.1
Diluted	32	(82.9)	307.9	191.0
The above income statements should be read in conjunction with the accompanying notes.

Balance Sheets
As at 30 June 2009

		Consolidated		Parent
		2009	2008	2009	2008
	Note	A$’000	A$’000	A$’000	A$’000
ASSETS
Current assets
Cash and cash equivalents	33	69,536	133,487	198	—
Trade and other receivables	8	350,309	839,518	—	41,147
Current tax receivable		96,197	26,583	14,476	—
Inventory	9	469,123	1,010,921	—	—
Derivative financial instruments	10	713	3,948	—	—

Total current assets		985,878	2,014,457	14,674	41,147

Non-current assets
Receivables	8	17,482	2,963	—	—
Investments accounted for using the equity method	29	400,244	332,226	—	—
Other financial assets	11	—	—	4,026,774	4,026,736
Property, plant and equipment	12	947,725	784,692	—	—
Deferred tax assets	7	71,636	109,982	—	—
Goodwill	13	1,146,785	1,166,534	—	—
Other intangible assets	14	238,810	235,622	—	—

Total non-current assets		2,822,682	2,632,019	4,026,774	4,026,736

Total assets		3,808,560	4,646,476	4,041,448	4,067,883

LIABILITIES
Current liabilities
Trade and other payables	15	537,947	1,062,253	284,831	343,483
Borrowings	16	811	877	—	—
Derivative financial instruments	10	10,464	2,463	—	—
Current tax liabilities		5,910	131,363	—	40,756
Provisions	17	21,800	28,064	—	—

Total current liabilities		576,932	1,225,020	284,831	384,239

Non-current liabilities
Payables		4,200	2,270	—	—
Borrowings	16	174,333	397,537	—	—
Deferred tax liabilities	7	148,843	148,168	—	—
Provisions	17	34,026	34,729	—	—
Retirement benefit obligations	18	11,179	4,828	—	—

Total non-current liabilities		372,581	587,532	—	—

Total liabilities		949,513	1,812,552	284,831	384,239

Net assets		2,859,047	2,833,924	3,756,617	3,683,644

EQUITY
Contributed equity	19	2,352,928	2,325,924	3,673,584	3,646,580
Reserves	20	166,045	(174,335)	38,426	36,141
Retained profits	20	340,074	682,335	44,607	923

Total equity		2,859,047	2,833,924	3,756,617	3,683,644

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Recognised Income and Expense
For the year ended 30 June 2009

			Consolidated			Parent
			2009	2008	2007	2009	2008
	Note		A$’000	A$’000	A$’000	A$’000	A$’000
Actuarial (loss)/gain on defined benefit plans, net of tax	18		(5,473)	(7,827)	5,211	—	—
Changes in fair value of cash flow hedges, net of tax	20		998	(9,656)	9,121	—	—
Exchange differences on translation of foreign operations	20		336,911	(130,800)	(74,784)	—	—

Net income/(expense) recognised directly in equity			332,436	(148,283)	(60,452)	—	—

(Loss)/profit for the year			(150,295)	440,098	239,938	230,177	169,292

Total recognised income and expense for the year			182,141	291,815	179,486	230,177	169,292

Effect of change in accounting policy:
Total equity at the beginning of the financial year			2,833,924	1,279,430	1,183,198
Accounting policy change, net of tax	1	(b)(vi)	—	(107,343)	(75,274)

Restated total equity at the beginning of the financial year			2,833,924	1,172,087	1,107,924

Profit as originally reported			—	433,162	239,352
Accounting policy change, net of tax	1	(b)(vi)	—	6,936	586

Restated profit			—	440,098	239,938

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash Flow Statements
For the year ended 30 June 2009

		Consolidated			Parent
		2009	2008	2007	2009	2008
	Note	A$’000	A$’000	A$’000	A$’000	A$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		9,232,836	7,353,894	5,683,089	—	—
Payments to suppliers and employees (inclusive of goods and services tax)		(8,475,440)	(6,943,173)	(5,183,974)	—	—
Interest received		2,272	2,876	2,364	—	—
Interest paid		(20,927)	(34,374)	(30,405)	—	—
Dividends from associates and jointly controlled entities	29	41,458	5,153	—	—	—
Insurance recoveries		12,277	7,632	—	—	—
Dividends from wholly-owned entities		—	—	—	231,001	170,205
Income taxes paid		(238,025)	(144,477)	(135,612)	(54,428)	(40,056)
Net loans (from)/to subsidiaries		—	—	—	(16,886)	20,705

Net cash inflow from operating activities	33	554,451	247,531	335,462	159,687	150,854

Cash flows from investing activities
Payments for property, plant and equipment	12	(187,474)	(129,691)	(90,503)	—	—
Payments on acquisitions of subsidiaries, net of cash acquired	27	(76,014)	(58,517)	(158,914)	—	—
Proceeds from sale of property, plant and equipment		5,461	2,022	8,203	—	—
Proceeds from sale of subsidiaries		39,708	—	—	—	—
Return of capital from jointly controlled entities	29	3,584	48,496	—	—	—

Net cash outflow from investing activities		(214,735)	(137,690)	(241,214)	—	—

Cash flows from financing activities
Proceeds from borrowings		1,847,303	815,715	916,509	—	—
Repayment of borrowings		(2,112,610)	(678,377)	(869,825)	—	—
Fees paid for loan facilities		(1,987)	—	—	—	—
Proceeds from issue of shares		442	5,735	1,872	442	5,735
Dividends paid	21	(159,931)	(156,589)	(120,026)	(159,931)	(156,589)

Net cash outflow from financing activities		(426,783)	(13,516)	(71,470)	(159,489)	(150,854)

Net (decrease)/increase in cash and cash equivalents		(87,067)	96,325	22,778	198	—

Cash and cash equivalents at the beginning of the financial year		133,487	38,560	15,800	—	—
Effects of exchange rate changes on cash and cash equivalents		23,116	(1,398)	(18)	—	—

Cash and cash equivalents at the end of the financial year	33	69,536	133,487	38,560	198	—

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the Financial Statements
For the year ended 30 June 2009

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies
Sims Metal Management Limited is a company domiciled in Australia. The principal accounting policies adopted in the preparation of this financial report are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial report includes separate financial statements for Sims Metal Management Limited as an individual entity referred to in this financial report as the “Parent” or “Company”. Sims Metal Management Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated” entity.
The Parent was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by Australian Accounting Standards Board (“AASB”) 3, “Business Combinations”, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(a) Statement of compliance
The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial report also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
(b) Basis of preparation
(i) Historical cost convention
This financial report has been prepared under the historical cost convention, except for derivative financial instruments, which are measured at fair value.
(ii) Parent entity
As at 30 June 2009, the Parent had current liabilities greater than current assets. The current liabilities represent intercompany balances between entities which are a party to a Deed of Cross Guarantee to which the Parent is also a party. See Note 28.
(iii) Reclassifications and prior period adjustments
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported financial statements.
The Group reclassified outstanding cheques of A$99.4 million which were included within non-current borrowings as at 30 June 2008 to trade and other payables to be consistent with the presentation as at 30 June 2009. The Group also reclassified finance leases of A$1.2 million which were included within trade and other payables as at 30 June 2008 to current and non-current borrowings to be consistent with the presentation as at 30 June 2009. The reclassifications had no impact on net assets and did not affect the Group’s compliance with any lending covenants.
In connection with the Group’s ongoing efforts to remediate its previously reported material weaknesses and other internal control deficiencies, the Group identified two immaterial adjustments related to the year ended 30 June 2008. These items related to unrealised profits in closing inventories on sales between equity accounted jointly controlled entities and certain Group subsidiaries which had not been eliminated (A$8.8 million pre-tax) and certain share-based payment awards for which the fair values had been understated at the date of grant in the calculation of the annual expense (A$2.4 million pre-tax). The Group concluded that these adjustments were not material to its financial statements for both the 2008 and 2009 financial years. The impact of these adjustments has been reflected in the current financial year.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(b) Basis of preparation (continued)
(iv) Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
(v) Early adoption of accounting standards
Revised AASB 123, “Borrowing Costs” and AASB 2007-6, “Amendments to Australian Accounting Standards arising from AASB 123” were early adopted by the Group on 1 July 2008. Revised AASB 123 has removed the option to expense all borrowing costs and requires the capitalisation of all borrowing costs directly attributable to the acquisition, construction or the production of a qualifying asset.
(vi) Change in accounting policy
In the current financial year, the Group revised its accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment” and AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors”. The policy change results in the financial report providing reliable and more relevant information about the effects of transactions, other events and conditions on the Group’s financial position and financial performance. This will allow for enhanced comparability among the Group’s peers and also provide a consistent valuation methodology among all fixed asset classes for the benefit of current and prospective investors and for internal financial reporting purposes. The change was also intended to reduce administrative costs in the form of professional fees incurred to accomplish the revaluations. This change in accounting policy has been applied retrospectively in this financial report, with the impact summarised below.

		Impact of
		Policy	Restated
	2008	Change	2008
Consolidated	A$’000	A$’000	A$’000
Investments accounted for using the equity method	335,826	(3,600)	332,226
Property, plant and equipment	950,210	(165,518)	784,692
Deferred tax assets	111,360	(1,378)	109,982
Current tax liabilities	131,429	(66)	131,363
Deferred tax liabilities	190,434	(42,266)	148,168
Reserves	(39,014)	(135,321)	(174,335)
Retained profits	675,178	7,157	682,335

		Impact of			Impact of
		Policy			Policy
		Change &	Restated		Change &	Restated
	2008	Other	2008	2007	Other	2007
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Other income	51,448	4,219	55,667	8,978	—	8,978
Depreciation and amortisation expense	(94,557)	(529)	(95,086)	(75,177)	724	(74,453)
Other expenses	(371,479)	8,432	(363,047)	(303,312)	—	(303,312)
Income tax expense	(218,668)	(1,837)	(220,505)	(116,813)	(138)	(116,951)
Profit for the year	433,162	6,936	440,098	239,352	586	239,938

	A¢		A¢	A¢		A¢

Earnings per share:
Basic (Note 32)	306.0		310.9	191.6		192.1
Diluted (Note 32)	303.0		307.9	190.5		191.0

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(c) Principles of consolidation
(i) Subsidiaries
Subsidiaries are entities which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
The results of subsidiaries acquired or disposed of during the financial year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The purchase method of accounting involves allocating the cost of the business combination to the fair value of assets acquired and liabilities assumed at the date of acquisition. See Note 27 for further details.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of the Parent.
(ii) Associates
Associates are entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the Parent’s financial statements using the cost method and in the Group’s financial statements using the equity method of accounting, after initially being recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Details relating to associates are set out in Note 29.
The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the Parent’s income statement, while in the Group’s financial statements they reduce the carrying amount of the investment.
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

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(c) Principles of consolidation (continued)
(iii) Joint ventures
Joint venture operations
The Group’s proportionate interests in the assets, liabilities, income and expenses of its joint ventures have been incorporated in the consolidated financial statements under the appropriate headings. Details of the joint venture operations are set out in Note 29.
Jointly controlled entities
The Group’s interests in jointly controlled entities are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the jointly controlled entities are recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to jointly controlled entities are set out in Note 29.
Profits or losses on transactions establishing the joint ventures and transactions with the joint ventures are eliminated to the extent of the Group’s ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.
(d) Segment reporting
AASB 8, “Operating Segments” was early adopted by the Group in the year ended 30 June 2008. Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer who is the chief operating decision maker. Details on the Group’s segments are set out in Note 31.
(e) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars (“A$”) which is Sims Metal Management Limited’s functional and presentation currency.
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
Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(e) Foreign currency translation (continued)
(iii) Group companies
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
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
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(f) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Details relating to the Group’s revenue are set out in Note 4. Revenue is recognised for the major business activities as follows:
(i) Sales of goods
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.
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

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(g) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.
(h) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the Parent is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
(i) Tax consolidation legislation
Sims Metal Management Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.
The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Sims Metal Management Limited also recognises the current tax liabilities or assets arising from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other controlled entities in the tax consolidated group. Details about the tax funding agreement are disclosed in Note 7.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(i) Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other borrowings. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases as set out in Note 23. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.
(j) Business combinations
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
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill and are set out in Note 27. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
When part or the entire amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.
(k) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”), to which the goodwill relates. See Note 13 for information on the Group’s CGUs. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(l) Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.
(m) Trade and other receivables
Trade receivables, which generally have 30 to 60 day terms, are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement as other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in the income statement. Details relating to trade and other receivables are set out in Note 8.
(n) Inventory
Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Details relating to inventory are set out in Note 9.
(o) Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
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

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(o) Non-current assets (or disposal groups) held for sale and discontinued operations (continued)
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.
(p) Investments and other financial assets
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.
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
(iii) Recognition and derecognition
All regular way purchases and sales of financial assets are recognised on the trade date – the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the timeframe established generally by regulation or convention in the market place. The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership to another entity.
(q) Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Details relating to property, plant and equipment are set out in Notes 1(b)(vi) and 12.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(q) Property, plant and equipment (continued)
All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings — 25-40 years

•	Plant and equipment — 3-14 years

•	Leasehold improvements — life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(k). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in the income statement.
(r) Derivatives and hedging activities
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of highly probable forecast transactions (“cash flow hedges”).
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses and are classified in the balance sheet as a current asset or liability.
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
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 10. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(r) Derivatives and hedging activities (continued)
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.
Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within revenue. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.
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
(s) Goodwill and intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing as set out in Note 13.
(ii) Trade Name
Trade name relates principally to the “Metal Management” trading name. This intangible has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
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
(iv) Permits
Permits acquired as part of a business combination are recognised separately from goodwill. The permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.
(t) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Details relating to trade and other payables are set out in Note 15.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(u) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the facility.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or finance cost.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Details relating to borrowings are set out in Note 16.
(v) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(w) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Details relating to provisions are set out in Note 17.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
(x) Employee benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees’ services up to the balance sheet date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(x) Employee benefits (continued)
(iii) Superannuation, pensions and other post-retirement benefits
The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.
For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset can not exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan.
The present value of the defined benefit obligations are calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
(iv) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For equity-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At each balance sheet date, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.
(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.
(y) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Details relating to contributed equity are set out in Note 19.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(z) Dividends
A provision is made for the amount of any dividends declared on or before the end of the financial year but not distributed at the balance sheet date. Details relating to dividends are set out in Note 21.
(aa) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
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
Details relating to earnings per share are set out in Note 32.
(ab) Goods and services or other value-added taxes (“GST”)
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
(ac) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(i) Revised AASB 101, “Presentation of Financial Statements and AASB 2007-8, Amendments to Australian Accounting Standards arising from AASB 101” and AASB 2007-10, “ Further Amendments to Australian Accounting Standards arising from AASB 101”
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 July 2009. AASB 101 introduces the notion of a “complete set of financial statements”, and changes the presentation of financial statements so owner changes in equity are disclosed separately from non-owner changes in equity. All non-owner changes in equity are disclosed separately from owner changes in equity. All non-owner changes in equity “comprehensive income” will be presented either in one statement of comprehensive income or in two statements (an income statement and a statement of comprehensive income), instead of being presented in the statement of changes in equity. Additional disclosure will be made of the income tax relating to each component of other comprehensive income, and the titles of the financial statements will change although their use will not be mandatory (“balance sheet” becomes “statement of financial position”; “income statement” becomes part of the “statement of comprehensive income”, unless a separate income statement is provided; “cash flow statement” becomes “statement of cash flows”). AASB 2007-08 contains consequential amendments to disclosures required by other Australian Accounting Standards as a result of the revised AASB 101.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 1 – Summary of significant accounting policies (continued)
(ac) New accounting standards and interpretations (continued)
(ii) AASB 2008-1, “Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations”
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group’s share-based payments.
(iii) Revised AASB 3, “Business Combinations”, AASB 127, “Consolidated and Separate Financial Statements” and AASB 2008-3, “Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127”
These standards amend the accounting for certain aspects of business combinations and changes in ownership interests in controlled entities. Consequential amendments are made to other standards, AASB 128, “Investments in Associates” and AASB 131, “Interests in Joint Ventures”. Changes include:
•	transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;

•	contingent consideration is measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make future payment, and all subsequent changes in fair value are recognised in profit; and

•	changes in control are considered significant economic events, thereby requiring ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit) when control of a controlled entity is gained or lost.
The Group will apply the revised standard from 1 July 2009. Refer to Note 6.
(iv) AASB 2008-08, “Amendment to IAS 39 Financial Instruments: Recognition and Measurement”
AASB 2008-08 amends AASB 139, “Financial Instruments: Recognition and Measurement” and must be applied retrospectively in accordance with AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009. It is not expected to have a material impact on the Group’s consolidated financial statements.
(v) AASB 2008-05, “Amendments to Australian Accounting Standards arising from the Annual Improvements Project” and AASB 2008-06, “Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project”
AASB 2008-05 and AASB 2008-06 are applicable to the Group commencing on 1 July 2009. These standards make various minor amendments to other standards. However, these standards would not result in any changes to historical financial results if they were early adopted and the standards are not expected to have a material impact on the Group’s consolidated financial statements.
(ad) Rounding of amounts
The Group is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 – Financial and capital risk management
Financial risk management
In the normal course of business, the Group’s activities result in exposure to a number of financial risks:
•	market risk (including interest rate risk, foreign currency risk and commodity price risk);

•	credit risk; and

•	liquidity risk.
The Group’s overall financial risk management strategy seeks to mitigate these risks and reduce volatility on the Group’s financial performance.
The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
(a) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate because of changes in market interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced from both domestic and offshore markets and include short-term and long-term maturities. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations borrow in the currency of their geographic locations. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which includes a LIBOR rate plus a margin.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 — Financial and capital risk management (continued)
(a) Market risks (continued)
(i) Interest rate risk (continued)
The table below shows the Group’s sensitivity to post-tax profit to a 1% increase in the stated interest rates. A sensitivity of 1% is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the balance sheet date.

	Impact on post-tax profit
Consolidated	higher/(lower)
	2009	2008
	A$’000	A$’000
+1% (100 basis points)	(675)	(1,756)
A 1% decrease in the stated interest rates would have an equal and opposite effect. The Parent has no exposure.
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
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to the income statement. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the balance sheet date.

Consolidated	Net financial assets/(liabilities)
	2009	2008
Currency	A$’000	A$’000
US dollar	(58,294)	18,456
Euro	(57,482)	(69,331)
British pound	49,941	4,305
The table below shows the impact of a 10% appreciation of the relevant currency for the Group’s net foreign currency denominated financial assets. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	US dollar		Euro		British pound
	2009	2008	2009	2008	2009	2008
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Impact on post-tax profit — higher/(lower)	(3,789)	1,235	(3,736)	(4,638)	3,246	288
Impact on equity	28,198	24,464	—	—	—	—
A 10% depreciation of the relevant currency would have an equal and opposite effect. The Parent has no exposure.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 — Financial and capital risk management (continued)
(a) Market risks (continued)
(ii) Foreign currency risk (continued)
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	US dollar		Euro		British pound
	2009	2008	2009	2008	2009	2008
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Impact on post-tax profit — higher/(lower)	—	—	—	—	(3,299)	—
Impact on equity — higher/(lower)	1,703	606	383	116	4,755	8,803
A 10% depreciation of the stated currencies would have an equal and opposite effect. The Parent has no exposure.
The financial statements for each of the Group’s foreign operations are prepared in local currency being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
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
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits and policies approved by the Board and to rigid internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the balance date, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in the income statement.
At the balance date, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The following table shows the effect on post-tax profit and equity from a 10% appreciation in commodity rates at the balance date based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	Copper prices		Nickel prices
	2009	2008	2009	2008
Consolidated	A$’000	A$’000	A$’000	A$’000
Impact on post-tax profit — higher/(lower)	(4,458)	—	(401)	(2,210)
Impact on equity — higher/(lower)	—	(2,796)	—	—
A 10% depreciation of the stated commodity prices would have an equal and opposite effect. The Parent has no exposure.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 — Financial and capital risk management (continued)
(b) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s balance sheet.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. The Group does not insure itself against collection risks. Occasionally, the Group will sell a portion of its trade receivables to a third party under an uncommitted facility agreement. For further details refer to Note 8.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet acceptable credit worthiness criteria. Credit risk further arises in relation to financial guarantees as set out in Note 22.
(c) Liquidity risks
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
The Group had access to the following credit standby arrangements at the balance date.

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Unsecured global multi-currency/multi-option loan facilities	1,062,993	1,065,781	—	—
Amount of credit unused	856,490	668,584	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 — Financial and capital risk management (continued)
(c) Liquidity risks (continued)
The table below analyses the Group and Parent’s financial assets and liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2009			2008
	Less than 1	Between 1	Between 2	Less than 1	Between 1
	year	and 2 years	and 5 years	year	and 5 years
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivative financial liabilities:
Trade and other payables	(537,947)	—	—	(1,062,253)	—
Payables — non-current	—	(1,937)	(2,263)	—	(2,270)
Borrowings (including interest payments)	(9,641)	(177,916)	—	(21,983)	(406,769)

	(547,588)	(179,853)	(2,263)	(1,084,236)	(409,039)

Derivatives:
Net settled (commodity contracts)	9,689	—	—	(1,699)	—
Gross settled:
- (inflow)	(174,728)	—	—	(139,236)	—
- outflow	174,790	—	—	139,450	—

	9,751	—	—	(1,485)	—

Parent
Non-derivative financial liabilities:
Trade and other payables	(284,831)	—	—	(343,483)	—

	(284,831)	—	—	(343,483)	—

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the balance date. The Group’s borrowings fluctuate and are subject to variable interest rates. Future interest payments are therefore subject to borrowings outstanding and the interest applicable at that time.
(d) Fair value estimation
The fair value of financial assets and financial liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents — approximates to the carrying amount;

•	Receivables less impairment provision and payables — approximates to the carrying amount due to their short-term nature;

•	Derivative financial instruments — based on market prices and exchange rates at the balance date.

•	Borrowings — approximates to the carrying amount as bank borrowings have floating interest rates.
All of the fair values of financial assets and liabilities in the Group are equal to their carrying values.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 2 — Financial and capital risk management (continued)
Capital risk management
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure and manage effectively the cost of capital.
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
The Group and Parent’s gearing ratios are set out below.

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Total borrowings	175,144	398,414	—	—
Less: cash and cash equivalents	(69,536)	(133,487)	(198)	—

Net debt	105,608	264,927	(198)	—
Plus: total equity	2,859,047	2,833,924	3,756,617	3,683,644

Total capital	2,964,655	3,098,851	3,756,419	3,683,644

Gearing ratio	3.6%	8.5%	0.0%	0.0%
There have been no breaches of external obligations such as regulatory obligations or bank covenants.
Note 3 — Critical accounting estimates and judgements
The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.
Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.
(i) Inventories
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost or net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing circumstances. Due to adverse market conditions in the year ended 30 June 2009, there were significant net realisable value adjustments as set out in Note 6.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 3 — Critical accounting estimates and judgements (continued)
(ii) Taxation
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.
Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.
(iii) Impairment of goodwill and intangibles with indefinite useful lives
The Group determines whether goodwill and intangibles with indefinite useful lives are impaired on at least an annual basis. This requires an estimation of the recoverable amount of the CGUs to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are detailed in Notes 13 and 14. In the year ended 30 June 2009, the Group impaired goodwill by A$191.1 million.
(iv) Share-based payment transactions
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date of grant. The fair value is determined independently using a binomial model or a Monte-Carlo simulation model, using the assumptions detailed in Note 24. The accounting estimates and assumptions relating to equity-settled share-based payments (i.e. in relation to the assessments of the probability of achieving non-market based vesting conditions) would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.
(v) Defined benefit plans
Various actuarial assumptions are required when determining the Group’s pension schemes. These assumptions and the related carrying amounts are disclosed in Note 18.
(vi) Estimation of useful lives of assets
The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.
Note 4 — Revenue

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Sales of goods	8,417,419	7,517,277	5,420,590	—	—
Service revenue	218,806	148,314	127,930	—	—

Total sales revenue	8,636,225	7,665,591	5,548,520	—	—

Interest income	2,272	2,876	2,364	—	—
Dividend income	—	—	—	231,001	170,205
Management fees	—	—	—	1,556	1,473
Rental income	2,513	2,069	13	—	—

Total other revenue	4,785	4,945	2,377	232,557	171,678

	8,641,010	7,670,536	5,550,897	232,557	171,678

Notes to the Financial Statements
For the year ended 30 June 2009
Note 4 — Revenue (continued)
As a consequence of the rapid and unprecedented deterioration in economic conditions and the related effects on commodity markets during the first half of the 2009 financial year, the Group renegotiated a number of non-ferrous sales contracts with its customers. Revenue is shown after the impact of these contract renegotiations, which amounted to A$36.0 million.
Note 5 — Other income

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Net gain on contribution of assets to SA Recycling LLC (Note 29(d))	—	38,841	—	—	—
Unrealised gain on held for trading derivatives	—	3,901	—	—	—
Realised gain on held for trading derivatives	29,857	—	—	—	—
Net gain on disposal of property, plant and equipment	864	—	401	—	—
Insurance recovery	1,786	11,815	7,632	—	—
Negative goodwill on acquisition (Note 27)	399	—	—	—	—
Net foreign exchange gains	—	243	—	—	—
Government grants	831	867	945	—	—

	33,737	55,667	8,978	—	—

Note 6 — Expenses

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(a) (Loss)/profit before income tax includes the following specific expenses:

Depreciation and amortisation:
Buildings	11,443	7,303	4,104	—	—
Leasehold improvements	4,594	2,765	3,686	—	—
Plant and equipment	104,706	55,728	42,840	—	—

	120,743	65,796	50,630	—	—
Amortisation of identified intangible assets	50,077	29,290	23,823	—	—

	170,820	95,086	74,453	—	—

Finance costs	21,508	34,374	30,405	—	—
Net loss on disposal of property, plant and equipment	—	1,965	—	—	—
Unrealised loss on held for trading derivatives	10,253	—	—	—	—
Rental expenses relating to operating leases	71,695	43,883	33,489	—	—
Net foreign exchange losses	48	—	59	—	—
Defined contribution superannuation expense	8,042	6,275	5,949	—	—
Share-based payment expense	9,258	13,388	2,831	—	—
Research and development	1,724	2,082	2,515	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 6 — Expenses (continued)

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(b) (Loss)/profit before income tax includes the following expenses which are included due to their size or nature:

Write-down of inventory to net realisable value	119,418	—	—	—	—
Sarbanes-Oxley related professional fees[1]	9,661	—	—	—	—
Withdrawal liability related to a multi-employer pension plan[2]	3,422	—	—	—	—
Impairment provisions for trade receivables[3]	23,678	590	(436)	—	—
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	2,541	—	—	—	—
Redundancies	5,481	5,605	—	—	—
Loss on sale of subsidiaries (Note 27)	2,577	—	—	—	—
Impairment loss on fire destroyed assets	—	71	6,784	—	—
Asset impairments and yard closure costs[5]	13,669	4,553	—	—	—
Merger costs[6]	4,048	1,387	—	—	—

[1]	Represents external professional fees related to the compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (United States).

[2]	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.

[3]	Represents provisions recorded for trade debtors for which the Group believes collectibility is in doubt. Refer to Note 1(m).

[4]	The acquisition of Fairless Iron & Metal was completed on 3 July 2009. As a result, the Group has applied the transitional principles consistent with the revised AASB 3 whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. Refer to Note 1(ac)(iii).

[5]	Amounts represent the write-down of equipment as a result of asset retirements and rationalisation, write-down of an investment and costs related to yard closures.

[6]	Merger costs include integration bonuses, retention incentives and other costs associated with the post merger rationalisation of the Sims Metal Management Limited and Metal Management Inc businesses.
Note 7 — Income tax and deferred tax

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(a) Income tax expense
Current income tax charge/(benefit)	27,511	217,056	119,860	(353)	(391)
Adjustments for prior years	(10,284)	5,485	176	—	—
Deferred income tax	8,326	(6,197)	(5,366)	—	—

	25,553	216,344	114,670	(353)	(391)

Income tax expense on equity accounted profits (Note 29)	2,580	4,161	2,281	—	—

	28,133	220,505	116,951	(353)	(391)

Deferred income tax expense included in income tax expense comprises:
Decrease/(increase) in deferred tax assets	15,503	9,991	(25,268)	—	—
(Decrease)/increase in deferred tax liabilities	(7,177)	(16,188)	19,902	—	—

	8,326	(6,197)	(5,366)	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 7 — Income tax and deferred tax (continued)

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(b) Reconciliation of income tax expense to accounting (loss)/profit before tax

Accounting (loss)/profit before income tax	(122,162)	660,603	356,889	229,824	168,901

Tax at the standard Australian rate of 30%	(36,649)	198,181	107,067	68,947	50,671
Adjustments for prior years	(10,284)	5,485	176	—	—
Effect of tax rates in other jurisdictions	12,039	34,407	13,004	—	—
Non-deductible expenses	3,477	3,588	787	—	—
Non-assessable gain on formation of jointly controlled entity	—	(12,983)	—	—	—
Non-assessable income	(1,059)	(6,467)	(10)	—	—
Non-deductible goodwill impairment	57,234	—	—	—	—
Current year tax losses not previously recognised	—	(66)	(554)	—	—
Dividends received from subsidiaries	—	—	—	(69,300)	(51,062)
Other	3,375	(1,640)	(3,519)	—	—

Income tax expense (benefit)	28,133	220,505	116,951	(353)	(391)

(c) Amounts recognised directly to equity
Share-based payments	7,744	(6,875)	—	—	—
Foreign exchange gain/(loss) on US$ receivable	20,445	(14,451)	(9,338)	—	—
Defined benefit plans	(2,715)	(3,463)	1,512	—	—
Cash flow hedges	(445)	(4,677)	5,559	—	—

Total deferred tax debited/(credited) to equity	25,029	(29,466)	(2,267)	—	—

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
(d) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit and loss):
Provisions and other accruals	22,235	5,111	—	—
Employee benefits	9,346	16,722	—	—
Stores and consumables	5,126	—	—	—
Property, plant and equipment	4,437	7,103	—	—
Jointly controlled associates	1,152	8,850	—	—
Foreign exchange losses	1,991	—	—	—
Share-based payments	7,281	20,125	—	—
Other	12,058	18,538	—	—

	63,626	76,449	—	—

(amounts recognised directly in equity):
Share-based payments	—	6,875	—	—
Defined benefit plans	4,666	—	—	—
Foreign exchange losses on US$ receivable	3,344	23,789	—	—
Other	—	2,869	—	—

	8,010	33,533	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 7 — Income tax and deferred tax (continued)

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
(d) Deferred tax assets and liabilities (continued)

Deferred tax assets (continued)
Movements
Balance at 1 July	109,982	63,221	—	—
Charged to income statement	(15,503)	(9,991)	—	—
Adjustments for prior years	8,682	—	—	—
Transfers to deferred tax liabilities	(17,173)	—	—	—
Charged directly to equity	(26,115)	24,195	—	—
Acquisitions	—	38,532	—	—
Foreign exchange differences	11,763	(5,975)	—	—

Balance at 30 June	71,636	109,982	—	—

Deferred tax assets to be recovered within 12 months	41,410	23,649	—	—
Deferred tax assets to be recovered after 12 months	30,226	86,333	—	—

	71,636	109,982	—	—

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit and loss):
Intangibles	65,682	68,485	—	—
Property, plant and equipment	76,167	67,198	—	—
Other	5,976	10,973	—	—

	147,825	146,656	—	—

(amounts recognised directly in equity):
Share-based payments	869	—	—	—
Cash flow hedges	149	—	—	—
Defined benefit plans	—	1,512	—	—

	1,018	1,512	—	—

Movements
Balance at 1 July	148,168	85,516	—	—
Charged to income statement	(7,177)	(16,188)	—	—
Adjustments for prior years	(3,227)	—	—	—
Transfers from deferred tax assets	(17,173)	—	—	—
Charged directly to equity	(1,088)	(5,271)	—	—
Acquisitions/disposals	942	95,733	—	—
Foreign exchange differences	28,398	(11,622)	—	—

Balance at 30 June	148,843	148,168	—	—

Deferred tax liabilities to be settled within 12 months	5,976	10,973	—	—
Deferred tax liabilities to be settled after 12 months	142,867	137,195	—	—

	148,843	148,168	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 7 — Income tax and deferred tax (continued)
(e) Tax losses
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profits is probable. As at 30 June 2009, the Group has unused tax losses (primarily for states in the United States) of A$55.2 million (2008: A$10.8 million) available for offset against future profits. A deferred tax asset has been recognised in respect of A$2.2 million (2008: A$0.4 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affects the Group in realising the benefit from the deduction for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$39.9 million (2008: A$20.8 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(f) Unrecognised temporary differences
As at 30 June 2009, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(g) Tax consolidation
Sims Metal Management Limited and its wholly-owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 November 2005. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.
(h) Tax effect accounting by members of the Australian tax consolidated group
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate to members of the Australian tax consolidated group.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 8 — Trade and other receivables

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Current:
Trade receivables	286,078	743,006	—	—
Provision for impairment of receivables	(8,962)	(949)	—	—

	277,116	742,057	—	—

Other receivables and deferred expenses	60,655	84,171	—	—
Prepayments	12,538	13,290	—	—
Net tax-related amounts receivable from subsidiaries	—	—	—	41,147

	73,193	97,461	—	41,147

	350,309	839,518	—	41,147

Non-current:
Trade receivables	7,777	—	—	—
Other	9,705	2,963	—	—

	17,482	2,963	—	—

Occasionally, the Group will sell a portion of its trade receivables to a third party under an uncommitted facility agreement. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party. The Group does not generally insure trade receivables.
(a) Movements in provision for impairment of receivables

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Balance at 1 July	949	1,760	3,015	—	—
Acquisitions	—	145	—	—	—
Provision for impairment/(write-back) recognised during the year	23,678	590	(436)	—	—
Receivables written-off during the year as uncollectible	(15,098)	(1,528)	(785)	—	—
Foreign exchange differences	(567)	(18)	(34)	—	—

Balance at 30 June	8,962	949	1,760	—	—

The creation and release of the provision for impaired receivables has been included in other expenses in the income statement. Refer to
Note 1(m).

Notes to the Financial Statements
For the year ended 30 June 2009
Note 8 — Trade and other receivables (continued)
(b) Past due but not impaired
As at 30 June 2009, receivables of A$83.5 million (2008: A$260.2 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default.

The ageing analysis of these receivables are as follows:

	Consolidated		Parent
	2009	2008	2009	2008
Days overdue:	A$’000	A$’000	A$’000	A$’000
1 – 30 days	51,494	191,382	—	—
31 – 60 days	13,657	50,141	—	—
Over 60 days	18,374	18,645	—	—

	83,525	260,168	—	—

(c) Other receivables and deferred expenses
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(d) Net tax-related amounts receivable from subsidiaries
Net tax-related amounts receivable from subsidiaries generally arise from the tax funding agreement with the Australian tax consolidated entities.
Note 9 — Inventory

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Raw materials at net realisable value	101,926	230,934	—	—
Stores and spare parts at net realisable value	36,526	29,179	—	—
Finished goods at net realisable value	330,671	750,808	—	—

	469,123	1,010,921	—	—

(a) Inventory expense
Inventories recognised as expense during the year ended 30 June 2009 amounted to A$6.4 billion (2008: A$5.4 billion). Write-downs of inventories to net realisable value are disclosed in Note 6.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 10 — Derivative financial instruments

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Current assets:
Forward foreign exchange contracts — cash flow hedges	713	33	—	—
Forward commodity contracts — held for trading	—	3,901	—	—
Forward commodity contracts — cash flow hedges	—	14	—	—

	713	3,948	—	—

Current liabilities:
Forward foreign exchange contracts — cash flow hedges	211	247	—	—
Forward commodity contracts — held for trading	9,689	—	—	—
Forward foreign exchange contracts — held for trading	564	—	—	—
Forward commodity contracts — cash flow hedge	—	2,216	—	—

	10,464	2,463	—	—

During the year ended 30 June 2009, a net after tax gain of A$0.4 million (2008: after tax loss of A$0.6 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net after tax loss of A$0.6 million (2008: after tax gain of A$9.0 million) recognised in the cash flow hedging reserve were transferred to the income statement during the year ended 30 June 2009.
Note 11 — Other financial assets

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Investments in controlled entities (Note 28)	—	—	4,026,774	4,026,736

Notes to the Financial Statements
For the year ended 30 June 2009
Note 12 — Property, plant and equipment
In the current year, the Group revised its accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment”. The new policy has been applied retrospectively with the impact on comparative information in relation to the 2008 and 2007 financial years disclosed in Note 1(b)(vi).

			Leasehold		Capital
	Freehold		improve-	Plant &	work in
	land	Buildings	ments	equipment	progress	Total
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
At 30 June 2009
Cost	254,506	187,006	53,808	817,684	99,502	1,412,506
Accumulated depreciation	—	(33,811)	(17,900)	(413,070)	—	(464,781)

Net book amount	254,506	153,195	35,908	404,614	99,502	947,725

Year ended 30 June 2009
Balance at 1 July	212,349	123,867	24,480	368,779	55,217	784,692
Additions	6,870	20,313	13,630	63,459	83,202	187,474
Disposals	(218)	(3,242)	—	(1,220)	—	(4,680)
Transfers	1,051	5,714	1,022	33,617	(42,684)	(1,280)
Impairment loss (Note 6)	—	—	—	(10,021)	—	(10,021)
Depreciation expense	—	(11,443)	(4,594)	(104,706)	—	(120,743)
Acquisition of subsidiaries (Note 27)	3,698	4,365	52	18,993	—	27,108
Disposal of subsidiaries	(1,061)	(554)	—	(5,443)	—	(7,058)
Foreign exchange differences	31,817	14,175	1,318	41,156	3,767	92,233

Balance at 30 June	254,506	153,195	35,908	404,614	99,502	947,725

At 30 June 2008
Cost	212,349	142,013	35,611	688,690	55,217	1,133,880
Accumulated depreciation	—	(18,146)	(11,131)	(319,911)	—	(349,188)

Net book amount	212,349	123,867	24,480	368,779	55,217	784,692

Year ended 30 June 2008
Balance at 1 July	150,103	89,663	26,773	239,464	35,514	541,517
Additions	8,081	2,933	10,747	49,116	58,814	129,691
Disposals	(7,153)	(264)	(51)	(234)	—	(7,702)
Impairment loss	—	—	—	(71)	—	(71)
Transfers	9,716	17,627	1,224	13,369	(41,936)	—
Transfer to SA Recycling (Note 29)	(31,351)	(1,378)	(10,219)	(25,614)	(2,874)	(71,436)
Depreciation expense	—	(7,303)	(2,765)	(55,728)	—	(65,796)
Acquisition of subsidiaries	98,695	29,320	1,114	165,304	9,320	303,753
Foreign exchange differences	(15,742)	(6,731)	(2,343)	(16,827)	(3,621)	(45,264)

Balance at 30 June	212,349	123,867	24,480	368,779	55,217	784,692

Notes to the Financial Statements
For the year ended 30 June 2009
Note 13 — Goodwill
(a) Movements in carrying amounts

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Cost	1,312,599	1,169,883	—	—
Accumulated impairment*	(165,814)	(3,349)	—	—

Net book value	1,146,785	1,166,534	—	—

Balance at 1 July	1,166,534	532,240	—	—
Transfer to SA Recycling LLC	—	(173,652)	—	—
Impairment charge	(191,094)	(3,349)	—	—
Acquisition of subsidiaries (Note 27)	43,999	826,463	—	—
Fair value adjustments to prior year acquisitions	(587)	—	—	—
Other	(1,726)	—	—	—
Foreign exchange differences	129,659	(15,168)	—	—

Balance at 30 June	1,146,785	1,166,534	—	—

*	Accumulated impairment as at 30 June 2008 of A$3.3 million related to the Group’s Tyrecycle CGU which was sold on 30 June 2009 (refer to Note 27).
(b) Allocation of Goodwill by segment and CGU grouping

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Australasia	20,931	26,870	—	—
North America	1,005,620	1,025,617	—	—
Europe	120,234	114,047	—	—

	1,146,785	1,166,534	—	—

(c) Goodwill impairment testing
The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired as was the case during the year ended 30 June 2009. Due to the current economic environment, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, the Group determined a triggering event had occurred and performed a goodwill impairment test during the period.
In accordance with AASB 136, “Impairment of Assets”, the Group performed its goodwill impairment test by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of assessing impairment, assets are grouped at the lowest CGU level for which there are separately identifiable cash flows. The recoverable amount of a CGU was determined based on value-in-use calculations.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 13 — Goodwill (continued)
(d) Key assumptions used for value-in-use calculations
The value-in-use calculations use a 5-year cash flow projection which is based on the 2010 financial budget (as approved by the Board) and a 4-year forecast prepared by management. A terminal value is included in the final year of the cash flow calculation. The cash flows are discounted using a rate for each CGU based on an estimate of the Group’s weighted average cost of capital adapted for the regions and currencies in which the CGUs operate. The after-tax discount rates ranged between 10.5% and 12.0% (2008: 12% for all CGUs). The current year pre-tax discount rates ranged between 12.5% and 17.0%.
The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU. These projections incorporate estimates of volumes, prices and margins. The growth rate assumptions ranged from 1.5% to 3.0% reflecting achievement of a long-term estimate of inflation in the region in which each CGU operates. The assumptions reflect past experience and also factor in current and expected economic conditions.
(e) Impairment charge
As a result of the impairment review, the Group recognised a non-cash impairment charge of A$191.1 million in the year ended 30 June 2009 (2008: A$3.3 million). The charge related to the write-off of goodwill in relation to four CGUs within the North America segment, operating in the ferrous and non-ferrous secondary recycling product groups, and one secondary processing CGU in the Australasia segment. In the event of continued adverse economic conditions in the markets in which the Group operates, the Group will continue to monitor its goodwill, indefinite-lived intangible assets and long-lived assets for possible future impairment.
(f) Impact of possible changes in key assumptions
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an additional impairment charge of A$19.1 million would be required in respect of one CGU in the North America segment not currently impaired. If discount rates were to increase by 1% for each CGU, an additional impairment charge of A$39.3 million would be required in respect of two CGUs within the North America segment, one of which was impaired during the period, the other is not currently impaired.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 14 — Intangible assets

	Supplier
	relation-	Trade
	ships	names	Permits	Contracts	Other	Total
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
At 30 June 2009
Cost	262,937	38,329	9,759	33,350	—	344,375
Accumulated amortisation	(75,316)	(2,481)	—	(27,768)	—	(105,565)

Net book amount	187,621	35,848	9,759	5,582	—	238,810

Year ended 30 June 2009
Balance at 1 July	189,896	31,830	4,295	9,478	123	235,622
Acquisitions	7,044	—	—	708	—	7,752
Transfers	(3,403)	—	3,526	—	(123)	—
Amortisation charge	(39,967)	(2,077)	—	(8,033)	—	(50,077)
Foreign exchange differences	34,051	6,095	1,938	3,429	—	45,513

Balance at 30 June	187,621	35,848	9,759	5,582	—	238,810

At 30 June 2008
Cost	219,799	32,308	4,295	25,499	195	282,096
Accumulated amortisation	(29,903)	(478)	—	(16,021)	(72)	(46,474)

Net book amount	189,896	31,830	4,295	9,478	123	235,622

Year ended 30 June 2008
Balance at 1 July	72,287	—	7,609	13,240	1,038	94,174
Acquisitions	169,110	34,468	1,682	5,823	395	211,478
Transfer to SA Recycling LLC	(17,804)	—	(3,957)	—	(1,012)	(22,773)
Amortisation charge	(20,626)	(487)	—	(6,907)	(176)	(28,196)
Acceleration of amortisation	—	—	—	(1,094)	—	(1,094)
Foreign exchange differences	(13,071)	(2,151)	(1,039)	(1,584)	(122)	(17,967)

Balance at 30 June	189,896	31,830	4,295	9,478	123	235,622

Note 15 — Trade and other payables

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Trade payables	309,626	904,805	—	—
Other payables	219,930	153,634	255	72
Deferred income	8,391	3,814	—	—
Amounts payable to subsidiaries (including taxes payable)	—	—	284,576	343,411

	537,947	1,062,253	284,831	343,483

Notes to the Financial Statements
For the year ended 30 June 2009
Note 16 — Borrowings

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Current borrowings	811	877	—	—

Non-current borrowings:
Bank loans	173,394	397,081	—	—
Other borrowings	939	456	—	—

	174,333	397,537	—	—

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Parent and some of its subsidiaries. Further information relating to interest rates, facility arrangements and fair values is set out in Note 2.
Note 17 — Provisions

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Current:
Employee entitlements	14,794	21,004	—	—
Other	7,006	7,060	—	—

	21,800	28,064	—	—

Non-current:
Employee entitlements	12,158	10,307	—	—
Environmental compliance	5,259	6,875	—	—
Contingent consideration — business combinations	14,244	17,547	—	—
Other	2,365	—	—	—

	34,026	34,729	—	—

The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(j).
(a) Movements in carrying amounts

	Current	Non-current
		Contingent	Environ-
		consider-	mental
	Other	ation	compliance	Other
Consolidated	A$’000	A$’000	A$’000	A$’000
Balance at 1 July	7,060	17,547	6,875	—
Reclassifications/transfers	(1,281)	(1,967)	—	1,967
Additional provisions recognised	1,907	1,641	—	233
Payments	(758)	—	(3,144)	(198)
Purchase accounting adjustment	—	(3,535)	—	—
Foreign exchange differences	78	558	1,528	363

Balance at 30 June	7,006	14,244	5,259	2,365

Notes to the Financial Statements
For the year ended 30 June 2009
Note 18 — Retirement benefit obligations
The Group operates various defined benefit plans for certain employees. The plans provide benefits based on years of service and/or final average salary.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 6.
(a) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Present value of the defined benefit obligation	73,410	81,559	—	—
Fair value of defined benefit plan assets	(62,231)	(76,731)	—	—

Net liability in the balance sheet	11,179	4,828	—	—

The Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(b) Reconciliations

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Reconciliation of the present value of the defined benefit obligation, which is partly funded:
Balance at 1 July	81,559	69,976	—	—
Current service cost	2,167	2,012	—	—
Interest cost	5,001	3,933	—	—
Actuarial gains	(8,679)	(535)	—	—
Benefits paid	(9,725)	(3,333)	—	—
Contributions paid by members	471	496	—	—
Acquired in business combinations	—	14,002	—	—
Plan changes	231	—	—	—
Foreign exchange differences	2,385	(4,992)	—	—

Balance at 30 June	73,410	81,559	—	—

Reconciliation of the fair value of plan assets:
Balance at 1 July	76,731	77,430	—	—
Expected return on plan assets	5,522	5,466	—	—
Actuarial losses	(16,867)	(11,825)	—	—
Contributions by Group	3,815	2,147	—	—
Contributions paid by members	471	496	—	—
Benefits paid	(9,725)	(3,333)	—	—
Acquired in business combinations	—	12,468	—	—
Foreign exchange differences	2,284	(6,118)	—	—

Balance at 30 June	62,231	76,731	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 18 — Retirement benefit obligations (continued)
(c) Amounts recognised in the income statement

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Current service cost	2,167	2,012	2,663	—	—
Interest cost	5,001	3,933	3,921	—	—
Curtailment/settlement gain	—	—	(1,726)	—	—
Expected return on plan assets	(5,522)	(5,466)	(4,968)	—	—

Total included in employee benefits expense	1,646	479	(110)	—	—

Actual return on plan assets	(11,345)	(6,359)	8,922	—	—

(d) Amounts recognised in statements of recognised income and expense

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Actuarial (loss)/gain recognised in the year	(8,188)	(11,290)	6,723	—	—
Deferred tax	2,715	3,463	(1,512)	—	—

Defined benefit plan actuarial (loss)/gain, net of tax	(5,473)	(7,827)	5,211	—	—

Cumulative actuarial (losses)/gains (gross of tax) recognised in the statement of recognised income and expense	(13,941)	(5,753)	5,537	—	—

(e) Categories of plan assets
The major categories of plan assets are as follows:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Cash	15,504	18,816	—	—
Equity instruments	36,360	41,498	—	—
Debt instruments	7,022	9,675	—	—
Property	3,345	6,005	—	—
Other assets	—	737	—	—

Total plan assets	62,231	76,731	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 18 — Retirement benefit obligations (continued)
(f) Principal actuarial assumptions

	Consolidated
	2009	2008	2007
	%	%	%
Australia
Discount rate	4.6	5.5	5.3
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.0	5.0	5.0

United Kingdom
Discount rate	6.2	6.2	5.8
Expected rate of return on plan assets	6.1	6.4	5.8
Future salary increases	4.0	5.0	4.8

United States
Discount rate	6.5	6.0	—
Expected rate of return on plan assets	8.0	8.0	—
Future salary increases	3.5	3.5	—
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(g) Employer contributions
Employer contributions to the defined benefit section of the plans are based on recommendations by the plan’s actuaries. Actuarial assessments are made at no more than one year intervals, and the last such assessment was made as at 30 June 2009. The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2009, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the 2010 financial year is A$4.3 million for Australia, A$0.7 million for United Kingdom, and A$0.2 million for the United States.
(h) Historic summary

	2009	2008	2007	2006	2005
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000
Defined benefit plan obligation	73,410	81,559	69,976	87,062	82,913
Plan assets	(62,231)	(76,731)	(77,430)	(82,232)	(60,720)

Deficit/(surplus)	11,179	4,828	(7,454)	4,830	22,193

Experience adjustments arising on plan liabilities	(8,679)	(535)	(2,769)	(2,602)	9,687

Experience adjustments arising on plan assets	16,867	11,825	(3,954)	(3,319)	(2,580)

Notes to the Financial Statements
For the year ended 30 June 2009
Note 19 — Contributed equity
(a) Share capital

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Ordinary shares — fully paid	2,352,928	2,325,924	3,673,584	3,646,580

Ordinary shares trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. Ordinary shares have no par value. The Company’s shares also trade on the New York Stock Exchange in the form of American Depositary Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares including participation in dividends and voting rights.
Refer to the accounting policy in Note 1 relating to the basis of preparation for the Parent entity.
(b) Movements in ordinary shares

		Consolid-
	Number of	ated	Parent
	Shares	A$’000	A$’000
Balance at 1 July 2007	125,851,663	811,976	2,132,632
Issued under long-term incentive plans	176,142	—	—
Issued under the employee share plan recognised as issued following repayment of associated employee loans	82,659	1,491	1,491
Issued on acquisition of Metal Management Inc	53,473,817	1,490,090	1,490,090
Issued under the dividend reinvestment plan	617,417	18,123	18,123
Issued on exercise of share options	215,250	4,244	4,244

Balance at 30 June 2008	180,416,948	2,325,924	3,646,580
Issued under long-term incentive plans	257,282	—	—
Issued under the employee share plan recognised as issued following repayment of associated employee loans	27,838	442	442
Issued under the dividend reinvestment plan	1,384,554	26,562	26,562
Shares issued to employees for integration bonus	60,096	—	—

Balance at 30 June 2009 for accounting purposes	182,146,718	2,352,928	3,673,584
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	80,851	—	—

Balance at 30 June 2009 per share register	182,227,569	2,352,928	3,673,584

(c) Employee share scheme and other share ownership plans
Further details on the employee share scheme as well as other share ownership plans are set out in Note 24.
(d) Dividend reinvestment plan
The Company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2009 under the plan were at a 2.5% discount to the market price.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 20 — Reserves and retained profits

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
(a) Reserves

Share-based payments reserve	38,426	36,141	38,426	36,141
Cash flow hedging reserve	391	(607)	—	—
Foreign currency translation reserve	127,228	(209,869)	—	—

	166,045	(174,335)	38,426	36,141

(b) Movements in reserves

Share-based payments reserve
Balance at 1 July	36,141	5,355	36,141	5,355
Share-based payment expense	9,258	13,388	9,258	13,388
Shares issued to employees for integration bonus	771	—	771	—
Share options assumed from Metal Management Inc	—	10,523	—	10,523
Deferred tax on current year movements	(7,744)	6,875	(7,744)	6,875

Balance at 30 June	38,426	36,141	38,426	36,141

Hedging reserve — cash flow hedges
Balance at 1 July	(607)	9,049	—	—
Revaluation	540	(13)	—	—
Deferred tax on revaluation	(149)	(594)	—	—
Transfer to net profit — gross	13	(14,320)	—	—
Deferred tax on transfer to net profit	594	5,271	—	—

Balance at 30 June	391	(607)	—	—

Foreign currency translation reserve
Balance at 1 July	(209,683)	(79,069)	—	—
Currency translation differences arising during the year	336,911	(130,800)	—	—

Balance at 30 June	127,228	(209,869)	—	—

(c) Nature and purpose of reserves
(i) Share-based payment reserve
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(ii) Hedging reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(r). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.
(iii) Foreign currency translation reserve
Exchange differences arising on translation of investment in the net assets of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(e). The reserve is recognised in profit and loss when the net investment is disposed or borrowings forming part of the net investment are repaid.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 20 — Reserves and retained profits (continued)
(d) Retained profits

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Balance at 1 July	682,335	420,734	923	6,343
Effect of accounting policy change	—	4,042	—	—

Restated balance at 1 July	682,335	424,776	923	6,343
(Loss)/profit after tax	(150,295)	440,098	230,177	169,292
Dividends paid	(186,493)	(174,712)	(186,493)	(174,712)
Actuarial loss on defined benefit plans, net of tax	(5,473)	(7,827)	—	—

Balance at 30 June	340,074	682,335	44,607	923

Note 21 — Dividends

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(a) Recognised amounts
Declared and paid during the year
Interim dividend 2009 paid at 28 cents per share franked 100% at a 30% tax rate	50,924	—	—	50,924	—
Final dividend 2008 paid at 75 cents per share franked 23% at a 30% tax rate	135,569	—	—	135,569	—
Interim dividend 2008 paid at 55 cents per share franked 47% at a 30% tax rate	—	99,013	—	—	99,013
Final dividend 2007 paid at 60 cents per share franked 51% at a 30% tax rate	—	75,699	—	—	75,699
Interim dividend 2007 paid at 60 cents per share franked 57% at a 30% tax rate	—	—	75,240	—	—
Final dividend 2006 paid at 60 cents per share franked 51% at a 30% tax rate	—	—	74,782	—	—

Total dividends paid	186,493	174,712	150,022	186,493	174,712
Shares issued under the dividend reinvestment plan	(26,562)	(18,123)	(29,996)	(26,562)	(18,123)

Total cash dividends paid	159,931	156,589	120,026	159,931	156,589

(b) Dividends not recognised at year end
Since the end of the year, the Directors have determined the payment of a final dividend of 10 cents per share franked at 100% based on a 30% tax rate. The aggregate amount of the proposed dividend expected to be paid on 26 October 2009 out of consolidated retained profits as at 30 June 2009, but not recognised as a liability at year end is A$18.2 million (2008: A$135.4 million; 2007: A$75.7 million).

Notes to the Financial Statements
For the year ended 30 June 2009
Note 21 — Dividends (continued)
(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2009 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2010.

	Parent
	2009	2008
	A$’000	A$’000
Franking credits available for the subsequent financial year based on tax rate of 30% (2008: 30%)	27,515	47,786

The above amounts represent the balances of the franking accounts at year end, adjusted for:
•	franking credits that will arise from the payment of income tax payable as at 30 June 2009;

•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.
The impact on the franking account of the dividend determined by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of A$7.8 million (2008: A$13.4 million).
Note 22 — Contingencies
Details of contingent liabilities for which no amounts are recognised in the consolidated financial statements are detailed below.
(a) Guarantees

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Bank guarantees — subsidiaries	64,274	22,869	54,752	22,869
Borrowing guarantee — SA Recycling LLC	83,880	129,857	83,880	129,857

Total guarantees	148,154	152,726	138,632	152,726

The Parent entity, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.
(b) Environmental claims
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste, the discharge of materials into air, the management and treatment of wastewater and storm water, and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 22 — Contingencies (continued)
(c) Legal claims
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial position. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
(d) Tax audits
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact upon the Group’s financial position.
(e) Subsidiaries
Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.
Note 23 — Commitments
(a) Capital commitments
Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Payable within 1 year	34,197	24,624	—	—
Payable later than 1 year but not later than 5 years	465	935	—	—

	34,662	25,559	—	—

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(b) Lease commitments
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Not later than one year	69,806	60,010	1,140	—
Later than one, but not later than three years	107,516	90,661	3,908	—
Later than three, but not later than five years	53,163	39,841	3,908	—
Later than five years	127,855	61,695	50,387	—

Total lease commitments not recognised as liabilities	358,340	252,207	59,343	—

The above amounts include the Group’s share of joint ventures, jointly controlled entities and associates.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 23 — Commitments (continued)
(b) Lease commitments (continued)
Parent lease commitment
On 29 May 2009, the Parent entered into a lease agreement for property in the United States. The property will be sub-leased to a Group subsidiary in the United States. Lease payments will not commence until the 2010 financial year as the lessor is making improvements to the property.
Note 24 — Share ownership plans
The Company has a number of share ownership plans in operation which are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the various share ownership plans can be in the form of options, performance rights (“Rights”) or restricted share units (“RSUs”). Certain share ownership plans also provide for cash-settled rights which are determined by the Board or employee at the date of grant.
An option is a contract that gives the holder the right, but not the obligation to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Rights and RSUs are a contractual right to acquire the Company’s shares for nil consideration. Holders of options, Rights or RSUs are not entitled to dividends or voting rights.
(a) Non-executive Director (“NED”) Share Plan
Participation in the NED Share Plan is voluntary and all NED’s are eligible to participate. Under the NED Share Plan, NED’s elect to sacrifice all or part of their director fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating NED’s.
Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. In the year ended 30 June 2009, 2,640 shares (2008: 1,674 shares) were allocated to participating NED’s.
(b) 2009 Long Term Incentive Plan (“2009-LTIP”)
Under the 2009-LTIP, eligible employees may be invited to receive an award of options, Rights or RSUs. Options have an exercise price based on the prevailing market price of the Company’s ordinary shares (or ADSs) at the time of grant. Awards under the 2009-LTIP may vest either based on continuous service or based on performance conditions. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2009 pursuant to the 2009-LTIP.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(b) 2009 Long Term Incentive Plan (continued)
Details of the awards outstanding under the 2009-LTIP are as follows:

				Balance										Vested and
				at start		Granted		Exercised		Forfeited		Balance		exercisable
Grant	Expiry	Exercise		of the		during		during		during		at end of		at end of
date	date	price		year		the year		the year		the year		the year		the year
Ordinary shares:
Options:
24 Nov 08	24 Nov 15	A$	13.11		—		135,435		—		—		135,435		—
2 Apr 09	2 Apr 16	A$	17.79		—		135,831		—		—		135,831		—
17 Jun 09	17 Jun 16	A$	25.22		—		287,526		—		—		287,526		—

Total					—		558,792		—		—		558,792		—

Weighted average exercise price				A$	0.00	A$	20.48	A$	0.00	A$	0.00	A$	20.48	A$	0.00

Rights:
24 Nov 08	30 Jun 13		—		—		44,440		—		—		44,440
2 Apr 09	30 Jun 13		—		—		49,345		—		—		49,345
23 Jun 09	1 Jul 12		—		—		5,000		—		—		5,000

Total					—		98,785		—		—		98,785

ADS:
Options:
24 Nov 08	24 Nov 15	US$	8.39		—		181,654		—		—		181,654		—
2 Apr 09	2 Apr 16	US$	12.19		—		284,908		—		—		284,908		—
17 Jun 09	17 Jun 16	US$	20.73		—		715,910		—		—		715,910		—

Total					—		1,182,472		—		—		1,182,472		—

Weighted average exercise price				US$	0.00	US$	16.78	US$	0.00	US$	0.00	US$	16.78	US$	0.00

Rights:
24 Nov 08	30 Jun 13		—		—		61,092		—		—		61,092
2 Apr 09	30 Jun 13		—		—		125,385		—		—		125,385
30 Jun 09	1 Apr 12		—		—		11,562		—		—		11,562

Total					—		198,039		—		—		198,039

The weighted average remaining contractual life of total options outstanding as at 30 June 2009 was 6.82 years.
The fair value of options granted were independently determined using a Binomial method which allowed for the effects of an early exercise for vested options assuming the share price exceed one and a half times the exercise price. The fair value of Rights granted were independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a Total Shareholder Return (“TSR”) performance condition that must be met before the Rights vest.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(b) 2009 Long Term Incentive Plan (continued)
The following weighted average assumptions were used to determine the fair value of options and Rights granted:

	Options				Rights
	Ordinary				Ordinary
2009:	shares		ADS		shares		ADS
Risk-free interest rate		4.7%		3.0%		4.1%		2.5%
Dividend yield		3.9%		3.9%		4.0%		4.0%
Volatility		46.3%		55.7%		44.6%		54.0%
Expected life (years)		4.3		4.3		5.0		5.0
Share price at grant date	A$	20.10	US$	16.07	A$	15.48	US$	11.78
Fair Value	A$	6.27	US$	5.48	A$	12.42	US$	8.81
(c) 2008 Long Term Incentive Plan (“2008-LTIP”)
Rights were issued to eligible employees in the year ended 30 June 2008. The Rights vest in line with achievement of continuous service and, in respect of 50% of an award of Rights, market based performance criteria and, for the remaining 50%, non-market based performance criteria. The continuous service criterion is met if the participant is an employee of the Group at vesting, generally three years from the date of grant. Market based performance criteria are satisfied if the Group’s TSR over the three financial years from 1 July 2007 is at the 51st percentile or higher against a comparator group of companies. Non-market based performance criteria are satisfied if the growth in diluted earnings per share (“EPS”) of the Group over the three financial years from 1 July 2007 is between 5% and 10% when assessed against the Group’s EPS for the year ended 30 June 2007.
Special one-time Rights were also granted to certain employees who were employees of the Group in the 2003 financial year so that they were not disadvantaged in transitioning to the 2008-LTIP. These Rights vest in three tranches, with the first two tranches vesting one year and two years, respectively, from the grant date, and subject to the Group achieving EPS growth of between 5% and 10% over the five financial years from 1 July 2003 to 30 June 2008 for the first tranche and from 1 July 2004 to 30 June 2009 for the second tranche respectively. The third tranche vests in accordance with the criteria outlined in the paragraph above.
Rights granted to employees within the Sims Recycling Services (“SRS”) division have 50% of their award subject to an SRS Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”) performance hurdle in lieu of an EPS hurdle. The EBITDA performance hurdle is determined by reference to SRS’ cumulative compound EBITDA growth for the three financial years from 1 July 2007 (which must be at least 15%, and is then pro-rated between 15% and 25%) when assessed against SRS’ EBITDA in the year ended 30 June 2007. If any of these rights remain unvested at the end of year three for the first and second tranche, then they will be retested over the four year performance period concluding at the end of year four. If any Rights remain unvested at the end of year four, they will be retested over the five year performance period concluding at the end of year five. There are no additional grants being made pursuant to the 2008-LTIP.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(c) 2008 Long Term Incentive Plan (continued)
Details of the Rights outstanding are as follows:

		Fair value
		per share	Balance at	Granted	Vested	Forfeited	Balance at
Grant	Expiry	at grant	start of the	during the	during the	during the	end of the
date	date	date A$	year	year	year	year	year
2009:
25 Sept 07	1 Sept 08	$31.62	159,016	—	(156,969)	(2,047)	—
25 Sept 07	1 Sept 09	$29.78	167,822	—	—	(4,146)	163,676
25 Sept 07	1 Sept 12	$24.02–28.04	480,122	—	—	(21,401)	458,721

Totals — 2009			806,960	—	(156,969)	(27,594)	622,397

Totals — 2008			—	806,960	—	—	806,960

The fair value of the Rights with market based performance conditions was independently determined using a Black-Scholes methodology to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the Rights vest. Rights with non-market based performance conditions do not take into account the performance condition. Key assumptions included expected volatility of 32%, a dividend yield of 6.0%, a risk free rate of 6.38%, an expected life of 1 to 5 years and a share price at valuation date of A$33.10.
(d) Former Executive Long Term Incentive Plan (“Former LTIP”)
Prior to 30 June 2008, share awards were pursuant to the Former LTIP. The Former LTIP had three components: (i) employee share plan; (ii) RSUs; and (iii) Rights. No further grants are being made pursuant to the Former LTIP.
(i) Employee share plan
Offers of shares under the employee share plan were made to eligible Australian based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three years, while non-market based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of these shares are entitled to dividends over the term of the relevant vesting period.
Set out below is a summary of the employee share plan:

			Balance					Vested and
			at start	Granted	Exercised	Forfeited	Balance	exercisable
Grant	Expiry	Exercise	of the	during	during	during	at end of	at end of
date	date	price A$	year	the year	the year	the year	the year	the year
2009:
22 Jul 05	22 Jul 10	$14.99	44,286	—	(21,081)	—	23,205	23,205
28 Jul 06	28 Jul 11	$18.73	64,403	—	(6,757)	—	57,646	23,626

Totals — 2009			108,689	—	(27,838)	—	80,851	46,831

Weighted average exercise price			$17.21	$0.00	$15.90	$0.00	$17.66	$16.88

Totals — 2008			191,348	—	(82,659)	—	108,689	46,818

Weighted average exercise price			$17.56	$0.00	$18.03	$0.00	$17.21	$17.42

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(d) Former Executive Long Term Incentive Plan (continued)
(ii) Restricted share units
RSUs were issued to eligible US based employees. For RSUs issued on 28 July 2006, the vesting is based on both continuous service and non-market based performance criteria. Non-market based performance criteria are satisfied if the growth in EPS of the Group is between 5% and 10% over the period of three financial years commencing on 1 July 2006. There is no reward if less than 5% EPS growth is achieved. All other RSUs granted vest based on continuous service which is generally 3 years. Holders of RSUs are not entitled to dividends over the term of the relevant vesting period.

Set out below is a summary of RSUs granted under the Former LTIP:

		Fair value
		per share	Balance at	Granted	Vested	Forfeited	Balance at
Grant	Expiry	at grant	start of the	during the	during the	during the	end of the
date	date	date A$	year	year	year	year	year
2009:
1 Nov 05	1 Jul 09	$14.72	107,506	—	(58,730)	—	48,776
28 Jul 06	1 Sep 09	$7.66	11,028	—	—	(2,380)	8,648
3 Mar 08	31 Aug 11	$29.81	13,735	—	—	—	13,735

Totals — 2009			132,269	—	(58,730)	(2,380)	71,159

Totals — 2008			232,011	53,552	(123,431)	(29,863)	132,269

The fair value of the RSUs granted on 3 March 2008 was based on the Company’s share price on the date of grant and was discounted by the Company’s dividend yield of 4.2%.
(iii) Performance rights
For the Rights granted on 1 July 2007 and 17 September 2007, the vesting is based on continuous service until 30 April 2010. For all other Rights, vesting is based on continuous service and achieving non-market based performance criteria. Continuous service varies from one to three years, while non-market based performance criteria are satisfied if the growth in EPS of the Group is between 5% and 10% over periods which vary between three and five years.
Set out below is a summary of Rights issued pursuant to the Former LTIP:

		Fair value
		per share	Balance at	Granted	Vested	Forfeited	Balance at
Grant	Expiry	at grant	start of the	during the	during the	during the	end of the
date	date	date A$	year	year	year	year	year
2009:
31 Oct 05	30 Oct 10	$16.68	71,947	—	(23,983)	—	47,964
18 Nov 05	30 Oct 08	$16.68	14,989	—	(14,989)	—	—
10 Jul 06	30 Jun 09	$19.15	7,833	—	(2,611)	(5,222)	—
28 Jul 06	1 Sep 09	$7.66	3,579	—	—	—	3,579
1 Jul 07	30 Apr 10	$22.26	44,803	—	—	—	44,803
17 Sep 07	30 Apr 10	$27.27	42,088	—	—	—	42,088

Totals — 2009			185,239	—	(41,583)	(5,222)	138,434

Totals — 2008			152,711	86,891	(52,711)	(1,652)	185,239

The fair value of the Rights granted in the year ended 30 June 2008, which vest only based on continuous service, was based on the Company’s share price on the date of grant and was discounted by the Company’s dividend yield of 6.0%.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(e) Transition Incentive Share Plan related to the Metal Management Inc Merger
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management Inc under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(i) Share options
The options assumed were held by the former directors of Metal Management Inc who became Directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.
Set out below is a summary of options under the SGLTIP:

			Balance					Vested and
		Exercise	at start	Assumed	Exercised	Forfeited	Balance	exercisable
Grant	Expiry	price	of the	during	during	during	at end of	at end of
date	date	US$	year	the year	the year	the year	the year	the year
2009:
14 Mar 08	16 Jan 14	$8.57	61,500	—	—	—	61,500	61,500
14 Mar 08	16 Apr 14	$8.76	20,500	—	—	—	20,500	20,500
14 Mar 08	16 Jan 14	$12.81	205,000	—	—	—	205,000	205,000
14 Mar 08	7 Apr 11	$15.29	123,000	—	—	—	123,000	123,000
14 Mar 08	16 Jan 14	$17.08	205,000	—	—	—	205,000	205,000
14 Mar 08	28 Apr 12	$22.55	123,000	—	—	—	123,000	123,000

Totals — 2009			738,000	—	—	—	738,000	738,000

Weighted average exercise price			$15.54	$0.00	$0.00	$0.00	$15.54	$15.54

Totals — 2008			—	953,250	(215,250)	—	738,000	738,000

Weighted average exercise price			$0.00	$16.31	$34.58	$0.00	$15.54	$15.54
No options were exercised during the year ended 30 June 2009. For options exercised during the year ended 30 June 2008, the weighted average share price was US$34.58. The weighted average remaining contractual life of options outstanding as at 30 June 2009 was 3.80 years (2008: 4.80 years).
The weighted average fair value of options assumed was A$11.04 per share and was calculated taking into account the value of an ordinary share on the merger date, the exercise price of each option and the remaining term of each option. Other key assumptions included the risk free interest rate, which ranged from 5.99% to 6.15%, a dividend yield of 4.2%, and a volatility of 34%.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 24 — Share ownership plans (continued)
(e) Transition Incentive Share Plan related to the Metal Management Inc Merger (continued)
(ii) Restricted shares
The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADS of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date.
Set out below is a summary of restricted shares under the SGLTIP:

		Fair value
		per share	Balance at	Assumed	Vested	Forfeited	Balance at
Grant	Expiry	at grant	start of the	during the	during the	during the	end of the
date	date	date US$	year	year	year	year	year
2009:
14 Mar 08	14 Mar 09	$25.27	83,150	—	(78,025)	(5,125)	—
14 Mar 08	14 Mar 10	$25.27	83,159	—	—	(12,027)	71,132
14 Mar 08	14 Mar 11	$25.27	83,176	—	—	(12,027)	71,149

Totals — 2009			249,485	—	(78,025)	(29,179)	142,281

Totals — 2008			—	256,250	—	(6,765)	249,485

(f) Effect of share-based payments on profit and loss
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 6. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2009 was A$144,000 (2008: $282,000).
Note 25 — Key management personnel disclosures
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors Report for information regarding each key management person.
(a) Key management personnel compensation

	Consolidated		Parent
	2009	2008	2009	2008
	A$	A$	A$	A$
Short-term benefits	19,434,908	15,180,745	2,733,303	2,777,023
Long-term benefits	166,344	262,147	—	—
Post-employment benefits	616,273	657,350	—	—
Termination benefits	3,130,316	—	—	—
Share-based payments	5,167,311	7,681,214	—	—

	28,515,152	23,781,456	2,733,303	2,777,023

The Company has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 25 — Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.
(ii) Share holdings
The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2009		Received
		on		Other
	Balance	exercise		changes	Balance
	at 1 July	of options	Purchases	during	at 30 June
Name	2008	or rights	/(Sold)	the year	2009
Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
M Feeney	25,734	—	940	—	26,674
P Mazoudier	14,639	—	562	—	15,201
G Morris (ADS)	20,000	—	—	—	20,000
C Renwick	1,444	—	1,700	—	3,144
P Varello (ADS)	6,225	—	24,600	—	30,825
Executive Directors:
D Dienst (ADS)	1,156,872	—	—	—	1,156,872
R Cunningham[1]	—	32,433	(14,989)	(17,444)	—
J Sutcliffe[2]	52,255	82,577	(102,255)	—	32,577
Senior Executives:
T Bird[3]	—	6,732	(6,732)	—	—
G Davy	3,003	12,903	(12,903)	—	3,003
R Kelman (ADS)[4]	—	14,931	(14,931)	30,048	30,048
R Larry (ADS)	90,972	—	—	—	90,972
D McGree	—	11,924	—	—	11,924
A Ratner (ADS)[4]	74,316	—	(3,115)	30,048	101,249

Total	1,500,060	161,500	(127,123)	42,652	1,577,089

[1]	Mr Cunningham retired from the Board on 21 November 2008. Other changes for Mr Cunningham represent his share holdings on the date of his retirement.

[2]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

[3]	The Company accepted Mr Bird’s resignation on 17 August 2009.

[4]	Other changes for Messrs Kelman and Ratner represent shares they each received as part of an integration bonus.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 25 — Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(ii) Share holdings (continued)

2008		Received
		on		Other
	Balance	exercise		changes	Balance
	at 1 July	of options	Purchases	during	at 30 June
Name	2007	or rights	/(Sold)	the year	2008
Non-Executive Directors:
N Bobins (ADS)	—	123,000	(68,400)	—	54,600
G Brunsdon[2]	3,497	—	—	(3,497)	—
J DiLacqua[1] (ADS)	—	61,500	(61,500)	—	—
B Every[2]	4,000	—	—	(4,000)	—
M Feeney	25,504	—	230	—	25,734
P Mazoudier	14,082	—	557	—	14,639
G Morris (ADS)	—	30,750	(10,750)	—	20,000
C Renwick	—	—	1,444	—	1,444
P Varello (ADS)	4,600	—	1,625	—	6,225
Executive Directors:
D Dienst[3] (ADS)	—	—	—	1,156,872	1,156,872
R Cunningham[1]	—	25,408	(25,408)	—	—
J Sutcliffe[4]	15,517	60,721	(23,983)	—	52,255
Senior Executives:
T Bird[5]	—	2,788	(2,788)	—	—
G Davy	—	3,003	—	—	3,003
R Kelman (ADS)	—	29,863	(29,863)	—	—
R Larry[3] (ADS)	—	—	—	90,972	90,972
D McGree	—	8,185	(8,185)	—	—
A Ratner (ADS) [3]	—	—	—	74,316	74,316

Total	67,200	345,218	(227,021)	1,314,663	1,500,060

[1]	Messrs Cunningham and DiLacqua retired from the Board on 21 November 2008.

[2]	Messrs Brunsdon and Every retired from the Board on 21 November 2007.

[3]	Other changes for Messrs Dienst, Larry and Ratner represent their respective shareholdings after the merger with Metal Management Inc. Amount for Mr Ratner also includes 25,625 restricted share awards which will vest over 3 years subject to employment conditions.

[4]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

[5]	The Company accepted Mr Bird’s resignation on 17 August 2009.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 25 — Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iii) Option holdings
The numbers of options over ordinary shares or ADS in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2009		Granted			Balance
	Balance	as			at 30
	at 1 July	compen-		Other	June
Name	2008	sation	Exercised	changes	2009	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	123,000	—	—	—	123,000	123,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—
Executive Directors:
D Dienst (ADS)	410,000	181,654	—	—	591,654	410,000	181,654
J Sutcliffe[3]	—	135,435	—	—	135,435	—	135,435
Senior Executives:
T Bird[4]	—	39,347	—	—	39,347	—	39,347
G Davy	—	48,950	—	—	48,950	—	48,950
R Kelman (ADS)	—	87,664	—	—	87,664	—	87,664
R Larry (ADS)	—	109,580	—	—	109,580	—	109,580
D McGree	—	47,534	—	—	47,534	—	47,534
A Ratner (ADS)	—	87,664	—	—	87,664	—	87,664

Total	738,000	737,828	—	—	1,475,828	738,000	737,828

2008		Granted			Balance
	Balance	as			at 30
	at 1 July	compen-		Other	June
Name	2007	sation	Exercised	changes[1]	2008	Vested	Unvested
Non-Executive Directors:
N Bobins (ADS)	—	—	(123,000)	123,000	—	—	—
J DiLacqua[2] (ADS)	—	—	(61,500)	61,500	—	—	—
R Lewon (ADS)	—	—	—	123,000	123,000	123,000	—
G Morris (ADS)	—	—	(30,750)	235,750	205,000	205,000
Executive Directors:
D Dienst (ADS)	—	—	—	410,000	410,000	410,000	—
R Cunningham[2]	10,417	—	(10,417)	—	—	—	—
J Sutcliffe[3]	36,738	—	(36,738)	—	—	—	—
D McGree	8,185	—	(8,185)	—	—	—	—

Total	55,340	—	(270,590)	953,250	738,000	738,000	—

[1]	Options were assumed as a result of the Metal Management Inc merger.

[2]	Mr Cunningham and Mr DiLacqua retired from the Board on 21 November 2008.

[3]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

[4]	The Company accepted Mr Bird’s resignation on 17 August 2009.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 25 — Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iv) Rights and award holdings
The numbers of rights to ordinary shares or ADS in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

		Granted		Balance	Granted		Balance
	Balance	as		at 30	as		at 30
	at 1 July	compen-		June	compen-		June
Name	2007	sation	Vested	2008	sation	Vested	2009
Executive Directors:
D Dienst (ADS)	—	—	—	—	61,092	—	61,092
R Cunningham[1]	29,978	66,847	(14,989)	81,836	—	(32,433)	49,403
J Sutcliffe[2]	95,930	224,534	(23,983)	296,481	44,440	(82,577)	258,344
Senior Executives:
T Bird[3]	2,788	54,785	(2,788)	54,785	14,720	(6,732)	62,773
G Davy	3,003	94,246	(3,003)	94,246	18,312	(12,903)	99,655
R Kelman (ADS)	59,725	24,644	(29,863)	54,506	38,580	(14,931)	78,155
R Larry (ADS)	—	—	—	—	48,225	—	48,225
D McGree	—	66,737	—	66,737	16,313	(11,924)	71,126
A Ratner (ADS)	—	25,625	—	25,625	38,580	(8,541)	55,664

Total	191,424	557,418	(74,626)	674,216	280,262	(170,041)	784,437

[1]	Mr. Cunningham retired from the Board on 21 November 2008. Balance as at 30 June 2009 represents awards that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

[2]	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

[3]	The Company accepted Mr Bird’s resignation on 17 August 2009.
(c) Other transactions with key management personnel
Transactions entered into with any Directors or other key management personnel of the Company, including their personally related parties, are at normal commercial terms. During the year ended 30 June 2009, a company related to Paul Varello was paid US$9,145 for safety consulting services (2008: US$6,000).
Note 26 — Remuneration of auditors
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the Group’s Risk, Audit and Compliance Committee in accordance with the Group Independence Policy.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 26 — Remuneration of auditors (continued)
During the year, the following fees were paid and payable for services provided by the auditor of the Parent, its related practices and non-related audit firms:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
PricewaterhouseCoopers — Australian Firm:
Audit of financial reports	4,066	2,166	—	—
Sarbanes-Oxley readiness advice	1,705	—	—	—
Taxation services	213	427	—	—
Acquisition due diligence and other	110	1,132	—	—

	6,094	3,725	—	—

Related practices of PricewaterhouseCoopers — Australian Firm:
Audit of financial reports	4,319	2,194	—	—
Sarbanes-Oxley readiness advice	506	—	—	—
Taxation services	710	138	—	—
Acquisition due diligence and other	31	79	—	—

	5,566	2,411	—	—

Total remuneration for PricewaterhouseCoopers	11,660	6,136	—	—

Note 27 — Business combinations and disposals
(a) Summary of acquisitions
During the year ended 30 June 2009, the Group acquired the following businesses:
•	On 29 July 2008, the purchase of the assets and business of C Herring & Son Ltd. The business is a small established ferrous and non-ferrous metal recycler and is based in Hartlepool, United Kingdom.

•	On 15 September 2008, the purchase of the assets and business of Weinert Recycling Co Inc. The business is a regional ferrous and non-ferrous metal recycler and operates in two locations in Middletown and Ferndale, New York.

•	On 3 October 2008, the purchase of the issued capital of Global Investment Recovery Inc. The business is a multi-state electronic recycling and asset recovery service provider in the United States, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona.

•	On 17 February 2009, the purchase of the assets and business of All Metal Recovery Limited. The business is a small ferrous and non-ferrous metal recycler and is based in Birmingham, United Kingdom.

•	On 27 May 2009, the purchase of the assets and business of Global Environment Recycling Co. Limited. The business is an electronic recycler located in Liverpool, United Kingdom.
Aggregate revenue and aggregate net profit contribution by the above acquisitions to the Group post acquisition was not significant.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 27 — Business combinations and disposals (continued)
(b) Purchase consideration and assets and liabilities acquired
Details of the aggregate purchase consideration and the fair value of assets and liabilities acquired during the year ended 30 June 2009 are presented below.

A$’000
Purchase consideration:
Cash	75,878
Direct costs relating to acquisitions	1,795

Total purchase consideration	77,673

	Acquiree’s
	carrying	Fair
	amount	value
	A$’000	A$’000
Cash	1,659	1,659
Trade and other receivables	18,631	18,631
Prepayments	1,630	1,630
Inventories	2,918	2,918
Property, plant and equipment (Note 12)	20,998	27,108
Identified intangibles (Note 14)	—	7,752
Trade and other creditors	(24,490)	(24,490)
Deferred tax liability	(714)	(942)
Current tax liabilities	(193)	(193)

Net assets	20,439	34,073

Negative goodwill recognised (Note 5)		(399)
Goodwill on acquisition (Note 13)		43,999

Total purchase consideration		77,673
Cash acquired		(1,659)

Net cash outflow		76,014

The initial accounting for the acquisitions has only been provisionally determined for those acquisitions completed in the last twelve months. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce which together contribute to the profitability of the acquired businesses. Negative goodwill relating to an acquisition in the United Kingdom was recognised in the income statement under the heading other income.
(c) Prior year acquisition
Acquisition of Metal Management Inc
On 14 March 2008, the Company purchased the issued capital of Metal Management Inc for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depositary Shares) with a fair value of A$1.5 billion, the assumption of outstanding share options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management Inc was one of the largest full service scrap metal recyclers in the United States with 50 locations in 17 states. The acquisition was consummated to expand the Group’s presence in the North American scrap recycling market. The acquisition was complementary as Sims’ operations in North America were primarily export-focused while those of Metal Management Inc were primarily domestic-focused and included a large non-ferrous recycling business. Additionally, both companies had significantly overlapping businesses in the United States.
If the acquisition of Metal Management Inc occurred on 1 July 2007, revenues and net profit of the Company would have been A$10.2 billion and A$493.0 million, respectively, for the year ended 30 June 2008. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of Metal Management Inc to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 27 — Business combinations and disposals (continued)
(d) Disposals
On 30 June 2009, the Company sold the issued capital of Tyrecycle Pty Limited and a related parcel of land for A$8.5 million in cash. The sale was part of the Company’s announced strategy of disposing of its non-core businesses. There was a loss on the disposal of A$2.6 million as set out in Note 6. The sale agreement includes a net asset adjustment which amounted to A$0.7 million and is included in “other payables” on the balance sheet.
Note 28 — Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

		Equity holding
	Country of	2009	2008
Name of entity	Incorporation	%	%
Sims Metal Management Limited
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
PNG Recycling Limited	PNG	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims E-Recycling (NZ) Limited	New Zealand	100%	—
Sims Group Canada Holdings Limited	Canada	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Trishyiraya Recycling India Private Ltd	India	100%	100%
Sims Tyrecycle Properties Pty Ltd	Australia	100%	100%
Sims Tyrecycle Pty Ltd (iii)	Australia	—	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Sims Metal Management Asia Limited (formerly Sims Asia Holdings Limited)	Hong Kong	100%	100%
Sims Energy Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Industries Limited	New Zealand	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Sims Manufacturing Pty Limited	Australia	100%	100%
Simsmetal Executive Staff Superannuation Pty Limited	Australia	100%	100%
Sims Superannuation Management Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Recycling Solutions Pte Limited	Singapore	100%	100%
Simsmetal Staff Equity Pty Limited	Australia	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited (ii)	UK	100%	—
Life Cycle Services Limited (ii)	UK	100%	—
All Metal Recovery Limited (ii)	UK	100%	—
All Metal Recovery Cradley Heath Limited (ii)	UK	100%	—
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Mirec BV	The Netherlands	100%	100%
Sims Recycling Solutions NV	Belgium	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%

Notes to the Financial Statements
For the year ended 30 June 2009
Note 28 — Subsidiaries (continued)

		Equity holding
	Country of	2009	2008
Name of entity	Incorporation	%	%
Sims M+R GmbH	Germany	100%	100%
Sims Recycling Solutions AB (formerly Mirec AB)	Sweden	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Accu-Shred Limited	Canada	100%	100%
Sims Recycling Solutions SARL (ii)	France	100%	—
Sims Recycling Solutions Inc (formerly United Refining and Smelting)	USA	100%	100%
Sims Recycling Solutions Holdings Inc (formerly Sims Recycling Solutions Inc)	USA	100%	100%
Global Investment Recovery Inc (ii)	USA	100%	—
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	Scotland	100%	100%
Sims Recycling Solutions UK Limited	Scotland	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management Inc	USA	100%	100%
MM Metal Dynamics Holdings Inc	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
Metal Dynamics Indianapolis LLC	USA	100%	100%
Metal Management Midwest Inc	USA	100%	100%
CIM Trucking Inc	USA	100%	100%
Metal Management Indiana Inc	USA	100%	100%
Metal Management Memphis LLC	USA	100%	100%
Metal Management Ohio Inc	USA	100%	100%
SMM — North America Trade Corporation (formerly Metal Management S&A Holdings Inc)	USA	100%	100%
Metal Management Pittsburgh Inc	USA	100%	100%
Metal Management Aerospace Inc	USA	100%	100%
Metal Management West Coast Holdings Inc	USA	100%	100%
Metal Management West Inc	USA	100%	100%
Metal Management Arizona LLC	USA	100%	100%
Proler Southwest GP Inc	USA	100%	100%
Metal Management Proler Southwest Inc	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama Inc	USA	100%	100%
Metal Management Mississippi Inc	USA	100%	100%

Notes to the Financial Statements
For the year ended 30 June 2009
Note 28 — Subsidiaries (continued)

		Equity holding
	Country of	2009	2008
Name of entity	Incorporation	%	%
Naporano Iron & Metal Inc	USA	100%	100%
Metal Management Northeast Inc	USA	100%	100%
Metal Management Connecticut Inc	USA	100%	100%
New York Recycling Ventures Inc	USA	100%	100%
Metal Management New Haven Inc	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%

(i)	These subsidiaries and the Parent are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities & Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.

(iii)	These subsidiaries were sold, de-registered or liquidated during the year.
The voting power held in each subsidiary is proportionate to the equity holdings.
Deed of Cross Guarantee
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a deed of cross guarantee under which each Group guarantees the debts of the others. Sims Tyrecycle Pty Limited was a party to the deed until its sale on 30 June 2009. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities & Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained profits and a consolidated balance sheet for the Closed Group.

	2009	2008	2007
	A$’000	A$’000	A$’000
(i) Consolidated income statement
Profit before income tax	244,295	253,376	202,236
Income tax expense	(1,423)	(51,374)	(40,778)

Profit after tax	242,872	202,002	161,458

(ii) Summary of movements in consolidated retained profits
Balance at 1 July	113,634	84,709	71,607
Effect of accounting policy change (Note 1(b)(vi))	—	6,465	—
Profit for the year	242,872	202,002	161,458
Actuarial (loss)/gain on defined benefit plan, net of tax	2,859	(4,830)	1,666
Dividends provided for or paid	(186,493)	(174,712)	(150,022)

Balance at 30 June	172,872	113,634	84,709

Notes to the Financial Statements
For the year ended 30 June 2009
Note 28 — Subsidiaries (continued)
Deed of Cross Guarantee (continued)

	2009	2008
	A$’000	A$’000
(iii) Consolidated balance sheet
ASSETS
Current assets
Cash and cash equivalents	19,317	1,546
Trade and other receivables	274,935	332,179
Current tax receivable	16,624	—
Inventory	82,274	112,012
Derivative financial instruments	—	47
Other financial assets	3,092	3,803

Total current assets	396,242	449,587

Non-current assets
Receivables	2,346	150
Investments accounted for using the equity method	18,522	13,636
Other financial assets	2,303,038	2,302,999
Property, plant and equipment	101,471	102,781
Deferred tax assets	15,411	16,677
Intangible assets	15,832	18,546

Total non-current assets	2,456,620	2,454,789

Total assets	2,852,862	2,904,376

LIABILITIES
Current liabilities
Trade and other payables	266,494	304,376
Derivative financial instruments	775	1,897
Current tax liabilities	—	33,942
Provisions	12,190	16,098

Total current liabilities	279,459	356,313

Non-current liabilities
Borrowings	—	60,138
Deferred tax liabilities	4,439	6,511
Provisions	8,790	9,045
Retirement benefit obligations	6,070	3,317

Total non-current liabilities	19,299	79,011

Total liabilities	298,758	435,324

Net assets	2,554,104	2,469,052

EQUITY
Contributed equity	2,352,928	2,325,924
Reserves	28,304	29,494
Retained profits	172,872	113,634

Total equity	2,554,104	2,469,052

Notes to the Financial Statements
For the year ended 30 June 2009
Note 29 — Investments in associates and jointly controlled entities
(a) Carrying amounts of associates and jointly controlled entities

		Country of
Name of associates or		incorpor-			Consolidated
jointly controlled entities	Principal activity	ation	Ownership interest		carrying amount
					2009	2008
			2009	2008	A$’000	A$’000
SA Recycling LLC	Metal Recycling	USA	50%	50%	329,895	271,330
Metal Management Nashville LLC	Metal Recycling	USA	50%	50%	22,301	20,368
Rondout Iron & Metal LLC	Metal Recycling	USA	50%	50%	643	1,082
Port Albany Ventures LLC	Stevedoring and Marine Services	USA	50%	50%	6,647	5,791
Richmond Steel Recycling Limited	Metal Recycling	Canada	50%	50%	21,648	19,485
LMS Generation Pty Ltd	Landfill gas management	Australia	50%	50%	18,509	13,611
Australia Refined Alloys Pty Limited	Metal Recycling	Australia	50%	50%	13	13
Extruded Metals Limited	Metal Recycling	New Zealand	33%	33%	588	546

					400,244	332,226

	Consolidated
	2009	2008
	A$’000	A$’000
(b) Movements in carrying amounts:

Balance at 1 July	332,226	25,945
Additions from acquisition of businesses during the year	—	27,440
Additions from formation of SA Recycling	—	342,336
Share of profits before tax	57,638	62,334
Associates share of income tax expense	(2,580)	(4,161)
Accretion of deferred gain to equity accounted profits	3,170	2,239
Deferral of gain on formation of SA Recycling LLC	—	(38,840)
Dividends received	(41,458)	(5,153)
Return of capital from SA Recycling LLC	(3,343)	(46,083)
Return of capital from other jointly controlled entities	(241)	(2,413)
Other	1,726	—
Foreign exchange differences	53,106	(31,418)

Balance at 30 June	400,244	332,226

(c) Share of associates and jointly controlled entities profits:

Profit before income tax	60,808	64,573
Associates share of income tax expense	(2,580)	(4,161)

Profit after income tax recognised in equity accounted investment	58,228	60,412
Jointly controlled entities income tax expense*	(19,184)	(19,331)

Associates and jointly controlled entities profit after tax	39,044	41,081

*	The jointly controlled entities to which this relates are “pass through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profits and includes this amount as part of its income tax expense (see Note 7).

Notes to the Financial Statements
For the year ended 30 June 2009
Note 29 — Investments in associates and jointly controlled entities (continued)
(d) SA Recycling LLC
On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The newly created jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combines Sims’ deep water facility at the Port of Los Angeles with Adams Steel’s two inland shredding operations and extensive network of inland feeder yards.
In accordance with AASB 128, “Investments in Associates” and AASB 131, “Interests in Joint Ventures” the SA Recycling LLC is a jointly controlled entity accounted for under the equity method. The fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

			Non-cash
	Book value	Fair value	gain
	A$’000	A$’000	A$’000
Property, plant and equipment	71,436	79,872	(8,436)
Goodwill and intangible assets	196,425	265,670	(69,245)
Non-current provisions	(3,206)	(3,206)	—

	264,655	342,336	(77,681)

In accordance with Urgent Issues Group (“UIG”) 113, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised as other income, see Note 5. The remaining 50% of the non-cash gain for goodwill and intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively over the remaining useful life of the assets to which it relates. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.
(e) Summarised financial information of associates and jointly controlled entities

	Consolidated
	2009	2008
	A$’000	A$’000
Group’s share of assets and liabilities
Current assets	92,132	190,129
Non-current assets	313,421	370,966

Total assets	405,553	561,095

Current liabilities	34,152	203,493
Non-current liabilities	102,213	12,628

Total liabilities	136,365	216,121

Net assets	269,188	344,974

	Consolidated
	2009	2008	2007
	A$’000	A$’000	A$’000
Group’s share of revenue, expenses and results
Revenues	814,216	699,865	101,224
Expenses	(756,578)	(637,531)	(94,194)

Profit before income tax	57,638	62,334	7,030

(f) Contingent liabilities and capital commitments
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 29 — Investments in associates and jointly controlled entities (continued)
(g) Jointly controlled operations
The Group has a 50% interest in Sims Pacific Metals Joint Venture which is accounted for under the proportionate consolidation method. Sims Pacific Metals Joint Venture is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the balance sheet under the classifications shown below:

	Consolidated
	2009	2008
	A$’000	A$’000
Current assets	10,186	25,146
Non-current assets	7,578	11,884

Total assets	17,764	37,030

Current liabilities	10,121	21,681
Non-current liabilities	3,248	241

Total liabilities	13,369	21,922

Net assets	4,395	15,108

The Group’s share of the jointly controlled operation’s contingent liabilities and capital expenditure commitments is included in Notes 22 and 23.
Note 30 — Related party transactions
(a) Parent
The Parent of the consolidated group is Sims Metal Management Limited.
(b) Subsidiaries
Interests held in subsidiaries are set out in Note 28.
(c) Key management personnel
Disclosures relating to key management personnel are set out in Note 25.
(d) Outstanding balances arising from transactions with related entities
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Tax funding agreement receivable (payable)
Subsidiaries	—	—	(14,123)	41,147
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 30 — Related party transactions (continued)
(e) Transactions with related parties
The following transactions occurred with related parties:

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Tax consolidation legislation
Current tax receivable (payable) assumed from wholly-owned tax consolidation entities	—	—	14,123	(41,147)

Dividend revenue
Received from subsidiaries	—	—	231,001	170,205

Management fee
Received from subsidiaries	—	—	1,556	1,473

Operating expenses
Paid by subsidiaries	—	—	2,733	2,777

Superannuation contributions
Contributions to superannuation funds on behalf of employees	7,653	8,386	—	—
(f) Transactions with associates and jointly controlled entities

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Sales	70,654	8,341	—	—
Purchases	1,139,622	689,634	—	—
Management fees and commissions	11,477	10,011	—	—
Other costs	353	276	—	—
(g) Outstanding balances arising from transactions with associates and jointly controlled entities

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Current receivables	16,313	4,603	—	—
Current payables	18,790	169,074	—	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 30 — Related party transactions (continued)
(h) Loans from related parties

	Consolidated		Parent
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000
Loans from related parties balance at 1 July	—	—	343,411	362,638
Net reduction in loan *	—	—	(58,835)	(19,227)

Loans from related parties balance at 30 June	—	—	284,576	343,411

*	Other than for cash transactions to fund and pay dividends, all other cash receipts and payments of the Parent are conducted through a subsidiary. The net reduction reflects the aggregate impact of these transactions during the year.
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.
(i) Terms and conditions
The terms and conditions of the tax funding agreement are set out in Note 7. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.
Note 31 — Segment reporting
(a) Operating segments
The Group is principally organised geographically and then by line of business. While the Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia.

•	Europe — comprising United Kingdom, Sweden, Holland and Germany.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post consumer electronic products, including IT assets recycled for commercial customers. The Company offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 31 — Segment reporting (continued)
(b) Segment information

	North
	America	Australasia	Europe	Consolidated
	A$’000	A$’000	A$’000	A$’000
2009
Total sales revenue	6,368,489	1,158,619	1,109,117	8,636,225
Other revenue/income	2,750	1,536	499	4,785

Total segment revenue	6,371,239	1,160,155	1,109,616	8,641,010

Segment EBITDA	224,416	40,943	(6,371)	258,988
Depreciation and amortisation	122,754	21,360	26,706	170,820
Goodwill impairment charge	190,207	887	—	191,094

Segment EBIT	(88,545)	18,696	(33,077)	(102,926)

Interest income				2,272
Finance costs				(21,508)

Loss before income tax				(122,162)

Segment total assets	2,769,992	485,495	553,073	3,808,560
Segment total liabilities	465,926	175,429	308,158	949,513

Net assets	2,304,066	310,066	244,915	2,859,047

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	55,255	5,553	—	60,808

Investments in associates and jointly controlled entities	381,134	19,110	—	400,244

Acquisitions of property, plant and equipment	106,416	39,751	41,307	187,474

2008
Total sales revenue	4,607,898	1,745,109	1,312,584	7,665,591
Other revenue/income	2,293	1,182	1,470	4,945

Total segment revenue	4,610,191	1,746,291	1,314,054	7,670,536

Segment EBITDA	471,409	202,314	116,813	790,536
Depreciation and amortisation	55,683	16,601	22,802	95,086
Goodwill impairment charge	—	3,349	—	3,349

Segment EBIT	415,726	182,364	94,011	692,101

Interest income				2,876
Finance costs				(34,374)

Profit before income tax				660,603

Notes to the Financial Statements
For the year ended 30 June 2009
Note 31 — Segment reporting (continued)
(b) Segment information (continued)

	North
	America	Australasia	Europe	Consolidated
	A$’000	A$’000	A$’000	A$’000
2008 (continued)
Segment total assets	3,372,061	597,168	677,247	4,646,476
Segment total liabilities	767,379	526,897	518,276	1,812,552

Net assets	2,604,682	70,271	158,971	2,833,924

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	60,271	4,302	—	64,573

Investments in associates and jointly controlled entities	318,056	14,170	—	332,226

Acquisitions of property, plant and equipment	59,987	32,589	37,115	129,691

2007
Total sales revenue	2,938,245	1,465,384	1,144,891	5,548,520
Other revenue/income	512	1,155	710	2,377

Total segment revenue	2,938,757	1,466,539	1,145,601	5,550,897

Segment EBITDA	204,331	167,716	87,336	459,383
Depreciation and amortisation	40,761	13,533	20,159	74,453

Segment EBIT	163,570	154,183	67,177	384,930

Interest income				2,364
Finance costs				(30,405)

Profit before income tax				356,889

Segment total assets	1,109,507	450,874	496,990	2,057,371
Segment total liabilities	295,879	222,753	366,652	885,284

Net assets	813,628	228,121	130,338	1,172,087

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	4,446	2,584	—	7,030

Investments in associates and jointly controlled entities	14,029	11,916	—	25,945

Acquisitions of property, plant and equipment	42,684	25,019	22,800	90,503

Notes to the Financial Statements
For the year ended 30 June 2009
Note 31 — Segment reporting (continued)
(c) Sales to external customers

	2009	2008	2007
	A$’000	A$’000	A$’000
Australia	475,814	773,050	576,722
China	1,320,597	600,101	638,674
Malaysia	449,143	663,990	599,228
USA	2,045,890	1,175,386	529,534
Turkey	1,352,907	1,072,729	400,731
South Korea	643,508	412,093	354,939
Other	2,348,366	2,968,242	2,448,692

	8,636,225	7,665,591	5,548,520

(d) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(e) Revenue by product

	2009	2008	2007
	A$’000	A$’000	A$’000
Ferrous metal recycling	6,642,694	5,421,102	3,587,925
Non-ferrous metal recycling	1,193,397	1,324,123	1,264,402
Secondary processing	221,624	361,159	262,347
Recycling solutions	578,510	559,207	433,846

	8,636,225	7,665,591	5,548,520

(f) Material non-current assets
Material non-current assets (excluding financial instruments, deferred tax assets and retirement benefit assets) are held in the following countries:

	2009	2008
	A$’000	A$’000
Australia	189,141	179,961
USA	2,238,260	2,054,268
United Kingdom	170,637	148,109
Benelux	65,248	42,366
Germany	44,746	50,901
Canada	23,243	21,131
New Zealand	7,805	8,263
Other	11,966	17,038

	2,751,046	2,522,037

Notes to the Financial Statements
For the year ended 30 June 2009
Note 32 — Earnings per share
The Group calculates both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of share options and rights outstanding during the period.

	2009	2008	2007
(Loss)/profit used in calculating earnings per share (A$’000)	(150,295)	440,098	239,938

(Loss)/earnings per share (in cents)
Basic	(82.9)	310.9	192.1
Diluted	(82.9)	307.9	191.0

Weighted average number of shares used in the denominator (‘000)
Number of shares for basic earnings per share	181,247	141,574	124,916
Dilutive effect of share-based awards	—	1,374	704

Number of shares for diluted earnings per share	181,247	142,948	125,620

Due to the loss after tax for the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive.
Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.
Note 33 — Cash flow information
(a) Reconciliation of cash
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
Cash at bank and on hand	59,123	112,944	31,404	198	—
Short term deposits	10,413	20,543	7,156	—	—

Cash and cash equivalents	69,536	133,487	38,560	198	—

Notes to the Financial Statements
For the year ended 30 June 2009
Note 33 — Cash flow information (continued)
(b) Reconciliation of (loss)/profit after income tax expense to net cash inflow

	Consolidated			Parent
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000
(Loss)/profit for the year	(150,295)	440,098	239,938	230,177	169,292
Adjustments for non-cash items:
Depreciation and amortisation	170,820	95,086	74,453	—	—
Net gain on contribution of assets to SA Recycling LLC	—	(38,841)	—	—	—
Unrealised (gain)/loss on held for trading derivatives	10,253	(3,901)	—	—	—
Impairment of goodwill	191,094	3,349	—	—	—
Impairment of property, plant and equipment	10,021	71	6,784	—	—
Net loss/(profit) on disposal of non-current assets	(864)	1,894	(401)	—	—
Loss on sale of subsidiaries	2,577	—	—	—	—
Share-based payment	9,258	13,388	2,831	—	—
Non-cash pension expense	1,646	479	(110)	—	—
Non-cash compensation	771	—	—	—	—
Negative goodwill recognised on acquisition	(399)	—	—	—	—
Equity accounted profits net of dividends received	(16,770)	(55,259)	(4,749)	—	—
Other	419	282	—	—	—
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
Decrease/(increase) in trade and other receivables	492,794	(176,650)	42,275	—	1,490
Decrease/(increase) in inventories	543,440	(407,604)	(16,650)	—	—
Decrease in prepayments	1,720	18,562	3,758	—	—
(Decrease)/increase in provisions	(10,213)	24,220	(16,391)	—	—
(Decrease)/increase in income taxes	(194,811)	80,298	3,928	(55,232)	(28)
Increase/(decrease) in deferred taxes	38,808	(11,195)	(20,889)	—	—
(Decrease)/increase in trade and other payables	(545,818)	263,254	20,685	(15,258)	(19,900)

Net cash inflow from operating activities	554,451	247,531	335,462	159,687	150,854

(c) Non-cash investing and financing activities
(i)	During the year ended 30 June 2009, dividends of A$26.6 million (2008: A$18.1 million; 2007: A$30.0 million) were paid via the issue of ordinary shares pursuant to the dividend reinvestment plan. Refer to Note 21.

(ii)	On 14 March 2008, the Company acquired 100% of the share capital of Metal Management Inc for A$1,500.6 million. The consideration given comprised of 53,473,817 ordinary shares in Sims Metal Management Limited with a fair value of A$1,490.1 million and A$10.5 million of fully vested share options assumed at fair value. Refer to Note 27.

(iii)	On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC amounting to an investment of A$342.3 million. For details of the assets and liabilities contributed to the SA Recycling joint venture, refer to Note 29.

Notes to the Financial Statements
For the year ended 30 June 2009
Note 34 — Events occurring after the reporting period
On 3 July 2009, the Group acquired the assets of Fairless Iron & Metal, LLC (“Fairless”) based in Morrisville, Pennsylvania on the East Coast of the United States. Fairless, a full-service ferrous and non-ferrous recycler, operates two principal facilities including a state-of-the-art mega-shredder, non-ferrous recovery systems and a deep water port export facility. The acquisition price of Fairless was not significant to the Group. The assets of Fairless were not combined with those of the Group for the year ended 30 June 2009.
On 17 August 2009, the Company accepted the resignation of Thomas Bird, Managing Director — United Kingdom.
On 26 August 2009, the service agreement for Jeremy Sutcliffe, Executive Director, was terminated by way of redundancy. Refer to the Directors Report for additional information.

SA Recycling, LLC and Subsidiaries
Consolidated Financial Statements
June 30, 2009 and 2008

SA Recycling, LLC and Subsidiaries
Index
June 30, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Members of SA Recycling, LLC:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of SA Recycling, LLC and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 16 to the consolidated financial statements, the Company has entered into significant transactions with Global Trade, a related party.
July 31, 2009

SA Recycling, LLC and Subsidiaries
Consolidated Balance Sheets
June 30, 2009 and 2008

(in thousands of dollars)	2009	2008
Assets
Current assets
Cash	$3,604	$4,345
Receivables
Trade, net of allowance for doubtful accounts of $138 and $286 at June 30, 2009 and 2008, respectively	10,131	30,948
Related party	10,207	166,771
Other	292	556
Inventories	48,432	70,506
Restricted cash	10,000	—
Wear parts and spares	11,067	7,853
Other current assets	2,759	2,454

Total current assets	96,492	283,434

Property, plant and equipment, net	205,800	194,257
Intangible assets, net	43,273	23,596
Goodwill	163,252	138,697
Other assets	4,518	4,349

Total assets	$513,335	$644,333

Liabilities and Members’ Equity
Current liabilities
Cash overdrafts	$9,022	$31,743
Accounts payable	8,977	29,487
Accrued liabilities	5,850	32,439
Environmental liabilities	1,425	1,425
Related party payables	11,048	3,638
Current portion of long-term debt	271	105,184
Other current liabilities	28	66

Total current liabilities	36,621	203,982
Environmental liabilities, net of current portion	5,847	6,597
Deferred income tax liabilities	1,278	—
Long-term debt	131,357	140,145

Total liabilities	175,103	350,724
Commitments and contingencies (Note 12)

Minority interest	7,197	—

Members’ equity	331,035	293,609

Total liabilities and members’ equity	$513,335	$644,333

The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Consolidated Statements of Operations
Years ended June 30, 2009 and 2008

(in thousands of dollars)	2009	2008
Revenue
Gross sales	$983,699	$921,928
Less:
Freight out	(31,572)	(43,184)
Other	(11,642)	(8,961)

Total net revenue	940,485	869,783

Cost of sales (excluding depreciation)	742,145	709,702
General and administrative expenses	72,548	47,780
Depreciation and amortization expense	23,433	13,446

Income from operations	102,359	98,855

Other (income) expense, net
Income from equity investment	(237)	(1,187)
Interest expense	7,200	4,843
Other income	(3,022)	(2,636)

Total other expense, net	3,941	1,020

Income before provision for income taxes	98,418	97,835
Provision for income taxes	592	313

Net income before minority interest	97,826	97,522
Loss attributable to minority interest	132	—

Net income	$97,958	$97,522

The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Statements of Changes in Members’ Equity
Years ended June 30, 2009 and 2008

	Adams	Simsmetal
(in thousands of dollars)	Steel	West	Total
Balances at June 30, 2007	$—	$—	$—

Members’ contribution	73,762	210,199	283,961
Members’ distribution	(43,937)	(43,937)	(87,874)
Net income	48,761	48,761	97,522

Balances at June 30, 2008	78,586	215,023	293,609

Members’ distribution	(28,210)	(28,210)	(56,420)
Reduction in contributed capital (Note 2)	(338)	(3,774)	(4,112)
Reclassification of contributed capital (Note 2)	(6,897)	6,897	—
Net income	48,979	48,979	97,958

Balances at June 30, 2009	$92,120	$238,915	$331,035

     The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years ended June 30, 2009 and 2008

(in thousands of dollars)	2009	2008
Cash flows from operating activities
Net income	$97,958	$97,522
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	23,433	13,446
Non cash inventory write-down	487	—
Equity method investment	(237)	(1,187)
Minority interest	(132)	—
(Gain) loss on sale of fixed assets	(266)	74
Provision for doubtful accounts	(148)	286
Deferred income taxes	(192)	—
Changes in operating assets and liabilities, net of effect of acquisitions and contributions from members
Receivables	21,229	(9,470)
Related party receivables	156,564	(166,771)
Inventories	23,019	(4,580)
Wear parts and spares	(3,214)	(3,724)
Other current assets	(411)	(1,618)
Other assets	(310)	—
Cash overdrafts	(22,721)	24,476
Accounts payable	(20,510)	15,804
Accrued liabilities	(26,589)	31,259
Environmental liabilities	(1,224)	—
Related party payables	7,410	3,638
Other current liabilities	(38)	66

Net cash provided by (used in) operating activities	254,108	(779)

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(57,952)	(120,466)
Purchase of property and equipment	(18,098)	(29,135)
Restricted cash deposits	(10,000)	—
Proceeds from sale of property and equipment	1,322	513
Other	—	155

Net cash used in investing activities	(84,728)	(148,933)

Cash flows from financing activities
Proceeds on notes payable	—	5,000
Payments on notes payable	(5,651)	(254)
Proceeds on lines of credit	624,550	429,900
Payments on lines of credit	(632,600)	(291,100)
Proceeds on term loans	—	100,000
Payments on term loans	(100,000)	—
Financing costs	—	(1,615)
Payment of cash distributions to members	(56,420)	(87,874)

Net cash (used in) provided by financing activities	(170,121)	154,057

Net (decrease) increase in cash	(741)	4,345
Cash at beginning of period	4,345	—

Cash at end of period	$3,604	$4,345

Supplemental cash flow information
Cash paid for
Income taxes	$1,667	$246
Interest	4,924	4,385
The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
1.	Organization, Business and Basis of Presentation
SA Recycling, LLC, a Delaware limited liability company, (the “Company”), was formed on June 4, 2007 pursuant to a plan to form a joint venture by the combination of operations of Adams Steel, LLC (“Adams Steel”) and Simsmetal West LLC (“Simsmetal West”) (collectively, the “Members”) for the purpose of purchasing, processing and selling ferrous and non-ferrous scrap metals. The Company is a full service scrap metal recycling company with multiple locations located primarily throughout Southern California, which purchase and recycle all types of scrap metal including car bodies, appliances, non ferrous metals, and construction and demolition materials. Other services include mobile car body smashing, demolition contracting, certified destruction services, green waste and oil filter recycling.

The Company formed a joint venture on September 1, 2007, at which time it received contributions of assets and liabilities from Adams Steel and Simsmetal West and began operations.
2.	Summary of Significant Accounting Policies
Basis of Presentation The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned and wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no significant impact on previously reported balance sheets, statements of operations or statements of cash flows.

Revenue Recognition

The Company’s primary source of revenue is from the sale of processed ferrous and non-ferrous scrap metals. The Company also generates revenues from reselling new steel and performing other recycling services.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenues from processed ferrous and non-ferrous scrap metal sales are recognized when title and risk of loss have passed to the customer. Revenues relating to non ferrous export sales are recognized upon receipt of the materials by the customer. Revenues from services are recognized as the service is performed. Sales adjustments related to weight differences are accrued against revenues as incurred.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
     Revenues by product category were as follows for the years ended June 30:

	2009	2008
Ferrous metals	$793,014	$742,214
Non-ferrous metals	181,531	168,386
Other recycling services	9,154	11,328

Gross revenue	$983,699	$921,928

Cash

Cash represents cash in banks and cash on hand. Cash balances at banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank. As of June 30, 2009 and 2008, and at various times throughout the years, the Company had deposits in excess of FDIC limits.

Restricted Cash

The revolving line of credit with Fifth Third Bank (Note 9) requires a compensating balance of $10,000, which is legally restricted and recorded separately on the Company’s balance sheet.

Accounts Receivable

Accounts receivable represents amounts due from customers on product and other sales. The carrying amount of accounts receivable approximates fair value. The Company’s determination of the allowance for doubtful accounts receivable includes a number of factors, including the age of the balance, past experience with the customer account, changes in collection patterns and general industry conditions.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Sales to related party customers and through related party commissioned agents accounted for approximately 84% and 78% of total gross sales for the years ended June 30, 2009 and 2008, respectively. One related party customer accounted for approximately 75% and 69% of total gross sales for the years ended June 30, 2009 and 2008, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Major rebuilds and improvements are capitalized, while repairs and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings	20 to 39 years
Land improvements	5 to 20 years
Leasehold improvements	Lesser of useful life or remaining lease term
Plant and equipment	3 to 15 years
When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded in the consolidated statement of operations.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Goodwill and Indefinite-Lived Intangible Assets
Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets that are not subject to amortization are tested for impairment in the third quarter of each year, or more frequently if events and circumstances warrant.
Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions they believe to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
There was no impairment loss recognized for the years ended June 30, 2009 and 2008.
Intangible Assets Subject to Amortization
Intangible assets subject to amortization that are acquired by the Company are carried at cost, less accumulated amortization. Depending on the materiality of the intangible asset acquired, the Company utilizes a valuation specialist to value intangible assets and assist the Company in the determination of the appropriate amortizable lives.
Long-Lived Assets
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as purchased intangibles and property, plant and equipment, subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.
There was no impairment loss recognized for the years ended June 30, 2009 and 2008.
Other Assets
Included in other assets at June 30, 2009 and 2008, is $3,267 and $3,369, respectively, related to a 50% ownership interest in T&L Properties, Inc. The Company uses the equity method of accounting for this investment, with earnings and losses reported within other (income) expense, net, in the consolidated statements of operations. This investment has resulted in cumulative undistributed earnings of $3,267 at June 30, 2009, that are included as a part of equity of the investment.
Environmental Provision
The Company maintains a reserve based upon estimated liability associated with environmental conditions caused by past operations. A reserve is established when it is probable, in accordance with SFAS No. 5, Accounting for Contingencies, that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company maintained an environmental reserve at

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
June 30, 2009 and 2008 of $7,272 and $8,022, respectively. These estimated liabilities are subject to revision in future periods based on actual cost or new information.
Fair Value of Financial Instruments
The carrying amount of financial instruments, consisting of cash, trade accounts and other receivables, accounts payable, short-term borrowings and other liabilities, approximates their fair values at the balance sheet dates due to their relatively short maturities.
Minority Interest
The Company acquired a controlling interest in Silver Dollar Recycling, LLC during fiscal 2009 (Note 4). As part of the purchase price allocation, the equity relating to the non-controlling interest was classified as minority interest and shown in the mezzanine section of the consolidated balance sheet. Net income or loss attributable to the non-controlling interest is shown as a separate line item on the consolidated statement of operations and increases or reduces the minority interest account on the consolidated balance sheet.
Adjustments to Members’ Equity and Goodwill
Due to facts and circumstances identified in fiscal year 2009, immaterial adjustments were made to members’ equity as follows:
i.	Reclassification of contributed assets between goodwill and Simsmetal West members’ equity of $3,774.

ii.	Reclassification of members’ equity from Adams Steel to Simsmetal West of $6,897.

iii.	Reclassification between equity investment and Adams Steel members’ equity of $338.

iv.	Reclassification of the purchase price of Oxnard Metals, Inc. between goodwill and deferred tax liability of $1,577.
Income Taxes
The Company, as an LLC, operates as a limited liability company, which is treated as a partnership for income tax purposes and consequently is not subject to federal income taxes. For California tax purposes, the Company is subject to certain state franchise taxes. The Members are required to include their proportionate share of the Company’s income or loss in their own tax returns.
A number of the Company’s consolidated wholly owned subsidiaries are corporations. Income taxes for these entities are accounted for under the asset and liability method of SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.
The Company has elected not to early adopt the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109, and will continue to evaluate its uncertain tax positions pursuant to SFAS No. 5, Accounting for Contingencies.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Comprehensive Income
There are no comprehensive income (loss) items other than net income. Comprehensive income equals net income for all of the periods presented.
Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Recently Issued Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is further discussed in Note 8. In accordance with FASB Staff Position (“FSP”) SFAS No. 157-2, Effective Date of SFAS 157, the Company deferred the adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the potential impact of adopting FSP SFAS No. 157-2 on the consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”) which replaces SFAS No. 141, Business Combinations (“SFAS No. 141”), originally issued in June 2001. SFAS No. 141(R) has a broader scope than SFAS No. 141, and applies the method of accounting from SFAS No. 141 to all transactions and other events in which one entity obtains control over one or more other businesses. Companies are required to apply the new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008; earlier adoption is prohibited. SFAS No. 141(R) will have no effect on the Company’s financial statements unless and until the Company enters into a new business combination.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Companies are required to adopt SFAS 160 for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; earlier adoption is prohibited. Management is currently evaluating the potential impact of adopting SFAS No. 160 on the Company’s consolidated financial statements.
In April 2008, the FASB issued Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets. The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS No. 142. Under the position, companies are required to consider their own historical experience in renewing or extending similar arrangements and in the absence of historical experience, companies are required to consider the assumptions that market participants would use regarding renewal or extension, adjusted for company-specific factors. The position will be effective for fiscal years beginning after December 15, 2008. The position must be applied

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
prospectively to intangible assets acquired after the effective date. The adoption of this position will not have an impact on the Company’s financial statements unless or until the Company enters into a business combination for which defensive assets exist.
In August 2008, Emerging Issues Task Force No. 08-6, Equity Method Investment Accounting Considerations, was issued to clarify the initial recognition and measurement and subsequent measurement issues associated with accounting for equity method investments. The issue will be effective for the transactions occurring in the fiscal years beginning on or after December 15, 2008.
The adoption of this position will not have an impact on the Company’s financial statements unless or until the Company enters into a transaction for which these investments exists.
In August 2008, Emerging Issues Task Force No. 08-7, Accounting for Defensive Intangible Assets, was issued to address the accounting for defensive intangible assets after initial measurement. The issue applies to all intangible assets acquired, including intangible asset acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset. The issue will be effective for intangible assets acquired on or after the fiscal year beginning on or after December 15, 2008. The adoption of this issue will not have an impact on the Company’s financial statements unless or until the Company enters into a new business combination for which defensive intangible assets exists.
In October 2008, the FASB issued Staff Position No. 157-3, Determining the Fair Value of a Financial Assets When the Market for That Asset is Not Active. The position clarifies the application of SFAS No. 157 in a market that is not active. This position was effective for the period. The adoption of this position will not have an impact on the Company’s financial statements.
In April 2009, the FASB issued Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. The position clarifies initial recognition and measurement, subsequent measurement and accounting and disclosures for assets and liabilities from contingencies in a business combination. The position has the same effective date as SFAS No. 141(R) and therefore will be effective for all business combinations on or after the beginning of fiscal years beginning on or after December 15, 2008. The adoption of this position will have no effect on the Company’s financial statements unless and until the Company enters into a new business combination.
In April 2009, the FASB issued two new accounting standards which are required to be adopted no later than periods ending after June 15, 2009. For the year ended June 30, 2009 the Company adopted the following provisions, which did not result in any impact to the Company’s financial statements:
(i) FASB Staff Position No. 157-4, Determining Whether a Market is Not Active and a Transaction Is Not Distressed provides guidelines for making fair value measurement more consistent with the principles presented in SFAS No. 157. FSP FAS No. 157-4 provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial) and will require enhanced disclosures.
(ii) FASB Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments provides additional guidance to provide greater clarity about the credit and noncredit component of an other-than-temporary impairment event and to

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
improve presentation and disclosure of other-than-temporary impairments in the financial statements.
3.	Significant Noncash Investing and Financing Transactions

During the year ended June 30, 2008, the Company engaged in the following significant noncash investing and financing transactions with regards to the contributions received from Adams Steel and Simsmetal West on September 1, 2007:

	2009	2008
Contribution received from Adams Steel upon execution of Operating Agreement on September 1, 2007	$(7,235)	$73,762
Contribution received from Simsmetal West upon execution of Operating Agreement on September 1, 2007	$3,123	$210,199
The assets and liabilities contributed were recorded at net book value. The 2009 activity reflects reclassifications made during 2009 to the initial contributions recorded (Note 2).
4.	Acquisitions

During the years ended June 30, 2009 and 2008, the Company acquired one entity and five entities, respectively. The acquisitions have been accounted for as purchases in accordance with SFAS No. 141, Business Combinations. These acquisitions expanded on the Company’s ability to access suppliers of scrap metals and increase the processing of ferrous and non-ferrous scrap metals. The costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on estimates of their respective fair market values at the dates of the acquisitions. In determining fair market value, considerations were taken for market comparables, condition of assets acquired, historical and prospective financial performance of the acquired entities, and expectations on future outlooks for the industry. The results of the acquired entities are included from the dates of acquisition to June 30, 2009 and 2008.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Silver Dollar Recycling, LLC Acquisition
On September 5, 2008, the Company acquired 70.295% of the membership interest of Silver Dollar Recycling, LLC (“SDR”) for $59,674. SDR is in the business of purchasing, processing and selling ferrous and non-ferrous scrap metals. The following table summarizes the allocation of purchase price to the acquired assets and assumed liabilities of SDR at the date of acquisition.

Purchase consideration
Cash consideration	$55,192
Promissory note	4,236
Direct transaction costs	246

$59,674

Allocation
Tangible assets acquired
Cash	$1,722
Inventories	1,432
Property, plant and equipment	11,571
Identifiable intangible assets acquired
Non-compete (amortization period of 4 years)	351
Tradename (amortization period of 15 months)	2,397
Supplier relationships (amortization period of 10 years)	23,252
Goodwill	26,752

Total assets acquired	67,477

Liabilities assumed
Environmental liabilities	(474)
Minority Interest	(7,329)

$59,674

Upon completion of purchase accounting, an indefinite-lived tradename was identified. In the fourth quarter of 2009, the Company converted the indefinite-lived tradename to definite lived and assigned a 15 month useful life. The Company plans to terminate use of the existing tradename at the end of fiscal year 2010.
The Amended and Restated Operating Agreement of SDR provides a member with a 25.250% interest the right, at its option, to require the Company to purchase or redeem all of its interest in SDR during the period from July 1, 2009 through December 31, 2011 (the “Put Option”). In conjunction with the Put Option, the Company has the right to purchase the remaining 4.455% interest in SDR (the “Call Option”). The purchase price under the Put Option and Call Option shall be the purchase price that would have been paid for these interests under the original acquisition of the controlling interest of SDR, less distributions paid other than tax distributions, plus 5% per annum compounded annually.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Pacific Coast Recycling LLC Acquisition
On May 23, 2008, the Company acquired 100% of the membership interest of Pacific Coast Recycling LLC (“PCR”) for $111,788. PCR is in the business of purchasing, processing and selling ferrous and non-ferrous scrap metals. The following table summarizes the estimated allocation of purchase price to the acquired assets and assumed liabilities of PCR at the date of acquisition. As of June 30, 2008, the Company owed the seller of PCR $19,915 for the working capital adjustment, which was paid during fiscal year 2009.

Purchase consideration
Cash consideration	$109,469
Direct transaction costs	2,319

$111,788

Allocation
Tangible assets acquired
Accounts receivable	$21,338
Inventories	65,646
Prepaid expenses	1,241
Asset held for sale (Note 6)	5,711
Property, plant and equipment	37,210
Identifiable intangible assets acquired
Supplier relationships (amortization period of 10 years)	2,478

Total assets acquired	133,624

Liabilities assumed
Current liabilities	(21,345)
Long-term debt	(491)

Total liabilities assumed	(21,836)

$111,788

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Oxnard Metals, Inc. Acquisition
On November 30, 2007, the Company acquired 100% of the common stock of Oxnard Metals, Inc. (“Oxnard”) for $7,046. Oxnard is in the business of purchasing, processing and selling ferrous and non-ferrous scrap metals. The following table summarizes the final allocation of purchase price to the acquired assets and assumed liabilities of Oxnard at the date of acquisition.

Purchase consideration
Cash consideration	$6,617
Direct transaction costs	429

$7,046

Allocation
Tangible assets acquired
Cash	$365
Accounts and other receivable	345
Inventories	227
Property, plant and equipment	1,957
Identifiable intangible assets acquired
Supplier relationships and other (amortization period of 7 to 10 years)	3,818
Goodwill	2,455

Total assets acquired	9,167

Liabilities assumed
Current liabilities	(544)
Deferred tax liabilities	(1,577)

Total liabilities assumed	(2,121)

$7,046

During the year ended June 30, 2008, the Company acquired 100% of three other entities. The total purchase price for these three acquisitions was $3,289.
5. Inventories
Inventories are stated at the lower of cost or market. Cost for ferrous and non ferrous metals is determined using the average cost method. Inventories consist of the following categories at June 30:

	2009	2008
Ferrous metals	$41,644	$59,199
Non-ferrous metals	6,610	10,996
Other	178	311

Total inventories	$48,432	$70,506

The Company makes certain assumptions regarding future demand and net realizable value in order to assess that inventory is properly recorded at the lower of cost or market. The assumptions are based on both historical experience and current information. Due to declines in the future

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
selling prices of scrap metal in the first quarter of fiscal 2009, the Company recorded an adjustment of $487 to reduce the value of its inventory (and increase cost of sales) at December 31, 2008 to the lower of cost or market. The Company did not record an additional adjustment for lower of cost or market as of June 30, 2009. The Company did not have any adjustments for the lower of cost or market in fiscal 2008.
6. Property, Plant and Equipment
A summary of property, plant and equipment is as follows at June 30:

	2009	2008
Land	$70,907	$56,789
Buildings and land improvements	13,920	6,474
Leasehold improvements	11,330	8,682
Plant and equipment	127,277	100,706
Construction in progress	9,726	32,091

	233,160	204,742

Less: Accumulated depreciation	(27,360)	(10,485)

Property, plant and equipment, net	$205,800	$194,257

Construction in progress includes $5,711 for an asset held for sale at June 30, 2008. This asset was returned to the vendor during fiscal 2009 at its carrying value.
Depreciation expense amounted to $17,070 and $10,485 for the years ended June 30, 2009 and 2008, respectively.
7. Goodwill and Intangible Assets
The following table presents the changes in the carrying value of goodwill for the years ended June 30, 2009 and 2008:

Balance at June 30, 2007	$—

Contributions	137,346
Acquisitions	1,351

Balance at June 30, 2008	138,697

Adjustment (Note 2)	(2,197)
Acquisitions	26,752

Balance at June 30, 2009	$163,252

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
Intangible assets consist of the following at June 30, 2009:

		Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Net
Intangible assets subject to amortization
Supplier relationships	7 to 10 years	$44,800	$(7,880)	$36,920
Tradenames	15 months	2,822	(571)	2,251
Other	Lesser of term of agreement or useful life	1,685	(833)	852

		49,307	(9,284)	40,023

Intangible assets not subject to amortization
Permits		$3,250	$—	$3,250

Total net intangible assets		$52,557	$(9,284)	$43,273

Intangible assets consist of the following at June 30, 2008:

		Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Net
Intangible assets subject to amortization
Supplier relationships	7 to 10 years	$21,548	$(2,608)	$18,940
Other	Lesser of term of agreement or useful life	1,759	(353)	1,406

		23,307	(2,961)	20,346

Intangible assets not subject to amortization
Permits		3,250	—	3,250

Total net intangible assets		$26,557	$(2,961)	$23,596

Amortization expense amounted to $6,363 and $2,961 for the years ended June 30, 2009 and 2008, respectively.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
A summary of the expected amortization expense for the succeeding periods as of June 30, 2009 is as follows:

Fiscal years ending June 30,
2010	$8,511
2011	6,027
2012	6,004
2013	4,076
2014	3,091
Thereafter	12,584

$40,293

8.	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is offset by the assessment of the Company’s or counterparty’s non-performance risk. To determine fair value, the Company primarily utilizes reported market transactions and discounted cash flow analyses. SFAS No. 157, Fair Value Measurements, was adopted by the Company for financial assets and liabilities effective July 1, 2008. The adoption of SFAS No. 157 for non-financial assets and liabilities has been deferred for one year.

Long-Term Debt Instruments

The fair value of the long-term debt instruments are determined by a valuation model which is based on discounted future cash flows of the instruments using current market rates. The carrying amounts and fair values of the debt instruments as of June 30, 2009 were as follows:

	Carrying	Fair
	Value	Value
Revolving credit and letter of credit facility	$130,750	$129,330
Notes Payable	878	878

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
9.	Credit Facilities and Long-Term Debt

Credit facilities and long-term debt consist of the following at June 30:

	2009	2008
Noncurrent debt
Revolving credit and letter of credit facility	$130,750	$138,800
Other	607	1,345

Total long-term debt	131,357	140,145

Current debt
Term loan	—	100,000
Loans from related parties (Note 15)	—	5,000
Other	271	184

Total current debt	271	105,184

Total debt	$131,628	$245,329

Revolving Credit and Letter of Credit Facilities

On September 4, 2007, the Company entered into a $150,000 unsecured revolving line of credit and letter of credit facility, which has a maturity date of October 1, 2010 (the “Credit Agreement”), with Bank of America, N.A., in order to fund working capital requirements and other capital requirements to operate the business. As of June 30, 2009 and 2008, the Company had outstanding credit facility borrowings of $130,750 and $138,800, respectively, a standing letter of credit in the amount of $5,370 and $1,460, respectively, and $13,880 and $9,740, respectively, available to borrow. The debt is severally guaranteed by both of the equity members of the Company.
Borrowings under the facility bear interest, at the Company’s option, at either the prime rate plus the applicable margin as defined in the credit agreement (ranging from -1.4% to -2.55%) or Eurocurrency rate loan (defined as London InterBank Offered Rates (“LIBOR”)) plus the applicable margin as defined in the credit agreement (ranging from 0.875% to 1.4%). Borrowings are deemed to be prime rate loans, unless a Eurocurrency rate loan is requested. The interest rate at June 30, 2009 and 2008 was 1.19% and 2.65%, respectively.
In accordance with the Credit Agreement, the Company pays a quarterly unutilized facility fee calculated as 1/4 of 1% per annum times the daily amount available to be drawn under the facility, as well as for each standby letter of credit equal to the applicable margin (as defined in the agreement) times the daily amount available to be drawn under any letter of credit.
The Credit Agreement contains, among other provisions, certain defined financial and non-financial covenants including a maximum cash flow gearing ratio, interest coverage ratio, a minimum tangible net worth and the requirement to provide audited financial statements in compliance with accounting principles generally accepted in the United States of America within 120 days of the Company’s year end. At June 30, 2009 and 2008, the Company was in compliance with these covenants.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
On September 10, 2008, the Company entered into a $50,000 unsecured revolving line of credit (the “Second Agreement”), which has a maturity date of June 30, 2010, with Fifth Third Bank and Union Bank of California, in order to fund working capital and other general business purposes. As of June 30, 2009 the Company had no outstanding borrowings on this credit facility. The debt is severally guaranteed by both of the equity members of the Company.
Borrowings under the facility bear interest, at the Company’s option, at either the prime rate plus 0.5% or LIBOR plus 2.25%. The rate to be used is determined upon each borrowing. In accordance with this agreement, the Company pays a quarterly unutilized facility fee calculated as 0.30% per annum times the daily amount available to be drawn under the facility, as well as 0.125% for each standby letter of credit equal to the applicable margin (as defined in the agreement) times the daily amount available to be drawn under any letter of credit.
The Second Agreement contains, among other provisions, certain defined financial and non-financial covenants including a maximum cash flow gearing ratio, an interest coverage ratio, a minimum tangible net worth and the requirement to provide audited financial statements in compliance with accounting principles generally accepted in the United States within 90 days of the Company’s year end. At June 30, 2009, the Company was in compliance with these covenants.
Term Loan
On May 23, 2008, the Company entered into a one year $100,000 term loan agreement with Fifth Third Bank as the agent, of which $40,000 was funded by Fifth Third Bank, $40,000 was funded by California Bank & Trust and $20,000 was funded by HSBC. This term loan was entered into to finance the acquisition of PCR. As of June 30, 2008, $100,000, was outstanding under the term loan. The term loan was paid in full during fiscal year 2009.
Other
Additionally, the Company had $878 and $1,529 as of June 30, 2009 and 2008, respectively, of notes payable to various individuals as a result of 2008 acquisitions.
These notes have principal and interest payments of $29 a month and mature between fiscal years 2011 and 2013.
Annual maturities are as follows:

Years ending June 30,
2010	$271
2011	131,056
2012	223
2013	78
2014	—
Thereafter	—

$131,628

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
10.	Members’ Equity
The Company was formed as a limited liability company (“LLC”) in the State of Delaware on June 4, 2007. The Operating Agreement of SA Recycling, LLC (the “Operating Agreement”) was made effective as of September 1, 2007 by and between Adams Steel and Simsmetal West, both limited liability companies organized in the State of Delaware. In consideration for assets received, both Adams Steel and Simsmetal West received a 50% percentage interest in the Company. The Company’s profit and losses are allocated in proportion to the Members respective percentage interest. Additional capital contributions are not permitted unless unanimously approved by all Members. If approved, contributions will be a pro rata portions of the aggregate capital contributions approved based on each Member’s percentage interest. No Member has an obligation to make any loans or advances or guarantee any of the obligations, although they have chosen to guarantee certain obligations. Distributions are to be made, as determined by the Board of Directors and to the extent of available cash, pro rata according to the Members’ unit percentage interests. Cash distributions will be made solely from cash available for distributions as defined in the Operating Agreement. Additionally, tax distributions will be made quarterly to each Member in accordance with the methodology established in the Operating Agreement. Total distributions of $28,210 and $43,937 were made to each Member during the years ended June 30, 2009 and 2008, respectively.
11.	Defined Contribution and Union Pension Plans
The Company has a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company. Plan participants may make voluntary contributions up to the lesser of 100% of their earnings or the statutory limitation. Employer contributions consist of qualified non-elective contributions equal to 3% of compensation and qualified non-elective contributions of 3% for income in excess of the social security wage base. These contributions are not subject to vesting under safe harbor provisions. Additionally, discretionary supplemental employer contributions in the year following each plan year end may be made. The discretionary contributions, if applicable, vest over a five-year service period; 20% vests after the first year and an additional 20% vests for each year of service to the Company thereafter. Expense related to the Plan was approximately $1,565 and $1,485 for the years ended June 30, 2009 and 2008, respectively.
The Company made contributions to the union-sponsored trust fund, which provides pension benefits to employees covered by collective bargaining agreements. The Company’s contributions amounted to $459 for the year ended June 30, 2009.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
12.	Commitments and Contingencies
Operating Leases
The Company has various operating lease agreements related to equipment and facilities, which expire at various dates through August 2024. Rent expense under such agreements was $12,833 and $3,930 for the years ended June 30, 2009 and 2008, respectively. A summary of minimum future lease commitments under noncancelable long-term operating leases, including the anticipated exercise of lease extension options, for the succeeding periods as of June 30, 2009 is as follows:

Fiscal years ending June 30,
2010	$13,194
2011	12,491
2012	11,756
2013	9,991
2014	6,401
Thereafter	38,016

91,849

Legal Matters
From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to its business. A portion of these matters result from environmental compliance issues and workers compensation related claims arising from the Company’s operations. There are presently no legal proceedings pending against the Company, which, in the opinion of the Company’s management, is likely to have a material adverse effect on its business, financial condition or results of operations.
Environmental Matters
The Company is subject to comprehensive local, state, federal and international regulatory and statutory environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste, the discharge of materials into air, the management and treatment of wastewater and storm water, the remediation of soil and groundwater contamination, the restoration of natural resource damages and the protection of employees’ health and safety. The Company believes that it and its subsidiaries are in material compliance with currently applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. However, environmental legislation may in the future be enacted and create liability for past actions and the Company or its subsidiaries may be fined or held liable for damages.
The Company’s environmental risk analysis indicates that significant remedial costs are possible if regulatory actions are triggered; however, there are certain mitigating factors that decrease the likelihood that major remedial actions will be required over the next five years. The primary factor is that a majority of the known and suspected impacts at these facilities currently lack a regulatory trigger and a related factor is the industrial nature of the general site areas. These factors, in conjunction with plans to continue to expand the paved portions of the sites, serve to reduce the likelihood of new agency-driven remedial actions. To the extent that issues arise, the Company should continue to be able to address them through its normal operating and capital budgets. It

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
appears unlikely that the management of potential impact issues, in the aggregate, would significantly exceed the recorded reserve balance over the next five years.
The Company evaluates the adequacy of its environmental reserves on an annual basis in accordance with Company policy. Adjustments to the liabilities are made when additional information becomes available that affects the estimated costs to study or remediate any environmental issues or expenditures for which reserves were established.
13.	Balance Sheet Information
Accrued Liabilities
Accrued liabilities consist of the following at June 30:

	2009	2008
Working capital adjustment for PCR acquisition (Note 4)	$—	$19,915
Accrued payroll, bonus and other employee benefits	5,260	10,936
Other	590	1,588

	$5,850	$32,439

14.	Income Taxes
The provision for income taxes primarily relates to tax on the income before provision for income taxes of the Company’s wholly owned subsidiaries that are corporations.
Significant components of the income tax provision for the year are as follows:

Current
Federal	$652
State	132

784

Deferred
Federal	(166)
State	(26)

(192)

Total income tax provision	$592
Deferred tax liabilities consist of the following components as of June 30, 2009:

Noncurrent deferred income taxes
Deferred tax liabilities
Intangible asset amortization	1,247
Other, net	31

Total deferred tax liabilities	1,278

Noncurrent deferred tax liabilities	$1,278

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2009 and 2008

(in thousands of dollars)
15.	Sales Commitments
The Company entered into a foreign sales agreement with Sims Group Global Trade Corporation (“Global Trade”) effective September 1, 2007. The Company appointed Global Trade on an exclusive basis to export the Company’s ferrous goods to non-domestic locations (defined as locations outside of the United States of America and Mexico). As part of the agreement, the Company must make available to Global Trade no less than 85% of the Company’s total inventory each month for foreign sales. The agreement defines total inventory as the existing ferrous inventory for the month and the forecasted ferrous inventory of scrap for the following 90 calendar days. The agreement terminates upon written notification by either party and 90 day notice.
16.	Related Party Transactions
In addition to those described elsewhere, the Company had the following transactions with related parties:
The Company’s largest customer, Global Trade, is a related party. Another company, Sims Asia Holdings Limited (“CME”), is a related party and a commissioned agent on behalf of the Company. Gross sales balances of $81,113 and $85,431 for the fiscal years ended June 30, 2009 and 2008, respectively, represent sales made through CME to third parties during the year. The Company experienced the following sales to and amounts due from Global Trade for the years ended June 30, 2009 and 2008 as part of operating activities:

2009
Gross sales	$736,453

Total due to the Company	$10,014

2008
Gross sales	$635,668

Total due to the Company	$153,014

The Company had aggregated related party payables of $11,048 and $3,638 at June 30, 2009 and 2008, respectively, to various Sims Metal Management entities.
During fiscal years 2009 and 2008, the Company purchased inventory of $51,837 and $5,598, respectively, from various Sims Metal Management Entities and other related parties.
On June 9, 2008, the Company issued a note payable to each of the two Members in exchange for proceeds of $2,500 for each note. The notes were issued for the purpose of sustaining the operating cash flow of the Company. The notes were paid during fiscal year 2009.
17.	Subsequent Events
The Company has performed an evaluation of subsequent events through July 31, 2009, which is the date the financial statements were available to be issued.