Form 20-F/A
period 2009-06-30
Sims Metal Management Ltd
filed 2010-04-14
CIK 928366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
(61 2) 9956-9156; Frank.Moratti@simsmm.com
Sir Joseph Banks Corporate Park
Suite 3, Level 2, 32-34 Lord Street
Botany, NSW 2019, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares	New York Stock Exchange*
American Depositary Shares, each	New York Stock Exchange
representing one ordinary share

*	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

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

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
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
☐ Item 17      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

		Page
EXPLANATORY NOTE		1

PART III

Item 19.	Exhibits	1
EX-4.13
EX-4.15
EX-4.16
EX-4.17
EX-4.18
EX-12.3
EX-12.4

EXPLANATORY NOTE
     Sims Metal Management Limited (the “Registrant,” “Company,” “company, “Sims,” “we” or “our”) is filing this Amendment No. 1 to the Annual Report on Form 20-F/A (this “Amendment”) for the fiscal year ended June 30, 2009 (the “Form 20-F”), which was originally filed on November 12, 2009 with the U.S. Securities and Exchange Commission (the “Commission”), solely for the following purposes: (i) to refile Exhibit 4.16, which was originally filed with our Annual Report on Form 20-F for the fiscal year ended June 30, 2008 on December 10, 2008, in a revised redacted form in connection with a supplemental application for confidential treatment of certain portions of the exhibit; (ii) to refile Exhibits 4.13 and 4.18, each of which was originally filed with the Form 20-F, in a revised redacted form in connection with a supplemental application for confidential treatment of certain portions of the respective exhibit; and (iii) to refile Exhibits 4.15 and 4.17, each of which was originally filed with the Form 20-F, in unredacted form in connection with our withdrawal of our application for confidential treatment for certain portions of the respective exhibit. Part III, Item 19 is hereby amended as filed herewith.
     Except as expressly set forth herein, this Amendment does not reflect events occurring after the November 12, 2009 filing date of the Form 20-F or modify or update any of the other disclosures contained therein in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Form 20-F and our other filings with the Commission.
PART III
Item 19. Exhibits
Exhibit Index

Exhibit
Number	Description

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 3.1 on Form F-4 filed on November 28, 2007).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Agreement and Plan of Merger dated as of September 24, 2007, between and among the Registrant, MMI Acquisition Corporation and Metal Management, Inc. (incorporated by reference to Appendix A on Form F-4 filed on November 28, 2007).

4.2	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.3	Executive Long Term Incentive Plan Rules (incorporated by reference to Exhibit 4.5 on Form F-4 filed on November 28, 2007).

4.4	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.5	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

1

Exhibit
Number	Description

4.6	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.7	Employment Agreement, effective as of February 1, 2007, by and between the Registrant and Bob Kelman (incorporated by reference to Exhibit 10.10 on Form F-4 filed on November 28, 2007).

4.8	Deed of Release, dated August 26, 2009, by and between Sims Metal Management Limited and Jeremy Sutcliffe (incorporated by reference to Exhibit 4.8 on Form 20-F filed on November 12, 2009).

4.9	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.10	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.11	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.12	Operating Agreement of SA Recycling LLC, dated as of September 1, 2007, by and between Adams Steel, LLC and Simsmetal West LLC (f/k/a Sims Hugo Neu West LLC) (incorporated by reference to Exhibit 10.14 on Form F-4/A filed on January 17, 2008).

4.13•	Multi-Option Facility Agreement dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Schedule 1 thereto as “Original Borrowers.”

4.14	Common Terms Deed dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Parts 1 and 2 of Schedule 1 thereto as “Original Borrowers” and “Original Guarantors,” respectively (incorporated by reference to Exhibit 4.14 on Form 20-F filed on November 12, 2009).

4.15	Group Limit Facility dated November 2, 2009 between, amongst others, Commonwealth Bank of Australia and Sims Metal Management Limited.

4.16•	Multicurrency Revolving Floating Rate Cash Advance Facility, dated November 1, 2000, among Westpac Banking Corporation and Simsmetal Limited, Simsmetal Finance Limited, Simsmetal USA Corporation, Simsmetal UK Holdings Limited and Simsmetal UK Limited (collectively, the “Parties”); the Standard Terms, dated November 1, 2000, among the Parties; and the variations to such agreements.

4.17	Variation to Standard Terms dated November 2, 2009 by and among Westpac Banking Corporation, Sims Metal Management Limited and certain of its subsidiaries (including the Standard Terms in the Annexure thereto).

4.18•	Amended and Restated Credit Agreement dated as of November 2, 2009 among Sims Group USA Holdings Corporation, certain of its affiliates identified therein as “Borrowers,” and Bank of America, N.A.

4.19	Amended and Restated Deed Poll of Continuing Guaranty dated as of November 2, 2009 by Sims Metal Management Limited in favor of Bank of America, N.A. (incorporated by reference to Exhibit 4.19 on Form 20-F filed on November 12, 2009).

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 on Form 20-F filed on November 12, 2009).

12.1	Certification of Group Chief Executive Officer pursuant to Rule 13(a) — 14(a) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 12.1 on Form 20-F filed on November 12, 2009).

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13(a) — 14(a) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 12.2 on Form 20-F filed on November 12, 2009).

12.3	Certification of Group Chief Executive Officer pursuant to Rule 13(a) — 14(a) of the Securities Exchange Act of 1934.

2

Exhibit
Number	Description

12.4	Certification of Group Chief Financial Officer pursuant to Rule 13(a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 on Form 20-F filed on November 12, 2009).

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8 (incorporated by reference to Exhibit 15.1 on Form 20-F filed on November 12, 2009).

15.2	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to SA Recycling LLC by reference in registration statements on Form S-8 (incorporated by reference to Exhibit 15.2 on Form 20-F filed on November 12, 2009).

•	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted confidential material has been filed separately with the Commission. The location of the confidential information is indicated in the exhibit with brackets and a bullet point ([•]).
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to its annual report on its behalf.

Sims Metal Management Limited
By:	/s/ Robert C. Larry
Robert C. Larry
Group Chief Financial Officer

Date: April 14, 2010

3