Form 20-F
period 2010-06-30
Sims Metal Management Ltd
filed 2010-12-06
CIK 928366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2010
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________________ to ________________________
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ___________________
Commission file number: 001-33983

Sims Metal Management Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Victoria, Australia
(Jurisdiction of incorporation or organization)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive offices)
Frank M. Moratti, Company Secretary and General Counsel
(61 2) 9956-9101; Frank.Moratti@simsmm.com
Suite 1202, Level 12, 65 Berry Street
North Sydney, NSW 2060, Australia
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2010:
203,881,274 Ordinary Shares

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
☐ Yes   ☑ No

EXPLANATORY NOTE
          Sims Metal Management Limited is a corporation incorporated in the State of Victoria, Australia. In this annual report, references to “we,” “us,” “our,” “Group,” “Company,” or “Sims” means Sims Metal Management Limited and its consolidated subsidiaries.
          We present our consolidated financial statements in Australian dollars. In this annual report, references to “A$” are to the Australian dollar and references to “US$” are to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Australian dollars. References to a particular “fiscal” year are to our fiscal year ended June 30 of such year. References to years not specified as being fiscal years are to calendar years.
          Our principal executive offices are located at 110 Fifth Avenue, Suite 700, New York, New York 10011 and our telephone number is (212) 604-0710. Our registered office is located at Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32—34 Lord Street, Botany, New South Wales, Australia 2019. The telephone number of the registered office is (61 2) 8113 1600.
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
          The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth in this annual report under “Item 3.D. — Risk Factors.”
          Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report.
          Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following:
•	a failure of the economy to recover from the global financial crisis and recession, or a prolonged period of weak economic growth, either globally or in our key markets;

•	cyclicality and volatility in the metal recycling and steel industries;

•	exposure to changes in commodity prices, currency exchange rates and interest rates;

•	increases in steel imports into the United States or other significant market regions;

•	ability to access the capital markets and/or obtain capital on favorable terms;

•	the loss of export sales to markets outside of Australia, the United States and the United Kingdom due to changes in trade regulations or otherwise;

•	competition from containerized recycled metal exports;

•	exposure to customer credit risks with counterparties;

•	availability of bank financing on acceptable terms to us or our customers;

•	availability of adequate sources of material supply;

•	reduction in demand due to a significant increase in the use of scrap substitute materials by consumers of processed recycled ferrous metal;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the loss of senior executive employees or managers;

•	the risk of labor disputes and risk of serious injury or death to our employees;

•	costs and risks associated with defined benefit pension plans and other employee benefits;

•	potential for goodwill and other identified intangible or other long-lived asset impairments and other financial and accounting issues;

•	loss of foreign private issuer status;

•	existing and future litigation;

•	the risks of global operations, including international hostilities and terrorism;

•	significant influence of our largest shareholder over transactions requiring shareholder approval; and

•	risks associated with implementing technology into our business
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
A. Selected Financial Data
          We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The selected consolidated income statement data for the fiscal years ended June 30, 2010, 2009 and 2008 and the selected consolidated statement of financial position data as of June 30, 2010 and 2009 below are derived from our audited consolidated financial statements which are included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended June 30, 2007 and 2006 and the selected consolidated statement of financial position data as of June 30, 2008, 2007 and 2006 are derived from our audited consolidated financial statements, which are not included in this annual report.
          In reading the selected financial data, please note that on March 14, 2008, we acquired Metal Management and its results are included only for the final 3.5 months in fiscal 2008. You should read our selected financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	As of and for the fiscal years ended June 30,
	2010	2009	2008	2007	2006
	A$	A$	A$	A$	A$
	(in millions, except per share data)
Income statement data:
Revenue	7,458.5	8,641.0	7,670.5	5,550.9	3,754.5
Goodwill impairment charge	—	(191.1)	(3.3)	—	—
Share of pre-tax profit of investments accounted for using the equity method	14.5	60.8	64.6	7.0	4.2
Profit/(loss) before income tax	194.5	(122.2)	660.6	356.9	269.8
Profit/(loss) after tax	126.7	(150.3)	440.1	239.9	184.9

Basic earnings/(loss) per share (cents)[1]	64.9	(82.5)	309.3	191.1	163.0
Diluted earnings/(loss) per share (cents)[1]	64.5	(82.5)	306.3	190.0	162.5
Dividends declared per share (cents)	20.0	103.0	115.0	120.0	135.0
Dividends declared per share (US cents)[2]	16.3	63.1	102.6	94.4	92.9

Weighted average number of shares outstanding[1]	195.3	182.2	142.3	125.6	113.4
Weighted average number of diluted shares outstanding[1]	196.5	182.2	143.7	126.3	113.8

Statement of financial position data:
Total assets	4,239.7	3,808.6	4,646.5	2,057.4	1,836.6
Borrowings	117.2	175.1	398.4	307.6	301.5
Total liabilities	960.9	949.6	1,812.6	885.3	728.7
Total equity	3,278.8	2,859.0	2,833.9	1,172.1	1,107.9

[1]	Diluted earnings per share for the prior periods have been adjusted to reflect the shares issued in fiscal 2010 from our institutional placement and share purchase program. In accordance with IAS 33 Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

[2]	The US dividend amount represents the net dividend paid to ADS holders by the depositary, Bank of New York Mellon, after converting the Australian dividend amount based on exchange rates at the dividend payment date and after withholding a fee of US$0.01 per share. See “Item 12.D. — American Depositary Shares.”
Exchange Rate Data
          For the periods indicated, the following table sets forth information concerning the exchange rate between the US dollar and the Australian dollar. The data are expressed in US dollars per Australian dollar and are based on noon buying rates published by the Federal Reserve Bank of New York for the Australian dollar. The average rate for a year means the average of the exchange rates on the last day of each month during that year. The average rate for a month means the average of the daily exchange rates during that month.

	Period	Average	Highest	Lowest
	End Rate	Rate	Rate	Rate
For the fiscal year ended June 30:
2010	0.8480	0.8820	0.9369	0.7751
2009	0.8055	0.7483	0.9797	0.6073
2008	0.9562	0.9042	0.9644	0.7860
2007	0.8491	0.7925	0.8491	0.7407
2006	0.7423	0.7472	0.7781	0.7056
For the month ended:
November 2010 (through November 26)	0.9640	0.9919	1.0162	0.9640
October 2010	0.9796	0.9811	0.9943	0.9666
September 2010	0.9640	0.9398	0.9714	0.9093
August 2010	0.8910	0.8997	0.9170	0.8807
July 2010	0.9051	0.8786	0.9051	0.8380
June 2010	0.8480	0.8539	0.8818	0.8192
B. Capitalization and Indebtedness
          Not applicable.
C. Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
          Set forth below are risks that we believe are material to our business operations. Additional risks and uncertainties that are presently unknown or deemed to be immaterial may also adversely affect our business operations. If any of the following risks occur, our business operations may be materially adversely affected.
Global economic conditions and recession in many parts of the world have adversely affected our results of operations and financial condition and are expected to continue to do so, until global economic conditions and scrap intake improves.
          Our business is affected by economic conditions both globally and regionally. Global financial and credit markets have been extremely unstable and unpredictable and economic conditions in some of the countries in which we operate have been weak. The instability of the credit markets and weakness of the global economy could continue to adversely affect the demand for our customers’ products, the amount, timing and stability of their orders from us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers’ and customers’ ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors have adversely affected, and could continue to affect, our results of operations and financial condition.

The metal recycling industry has historically been, and is expected to remain, highly cyclical and has been subject in the past to significant fluctuations in scrap metal prices as well as changes in supply and rapid demand, which could have a material adverse effect on our results of operations and financial condition.
          Scrap metal prices and scrap intake are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain highly cyclical, and our operations, specifically, are expected to be highly cyclical in nature. After rising during 2007 and through August 2008, scrap metal prices in global markets fell sharply in September 2008 due to a collapse in demand and the result was excess supply in the industry. The decline in prices during this period adversely affected the results of scrap metal companies, including Sims, resulting in lower revenues and write-downs of inventories to net realizable value. As a consequence of the lingering effect of the global financial crisis on our business in 2009 and 2010, we have continued to encounter significant volatility in scrap pricing and demand. Our business conditions in our largest market being North America remain challenging.
          Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although scrap prices have stabilized to a degree, the timing and extent of factors that will lead to a recovery to inbound flows of scrap cannot be predicted. Recovery of inbound volumes will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the scrap metal industry have historically been unpredictable. We believe that constrained consumer spending in durable items such as automobiles and white goods has contributed greatly to reduced intake. Additionally, if we were to experience a protracted downturn in scrap metal prices, this would adversely affect our results of operations and financial condition, including, possible losses arising from write-downs of inventories and other adjustments including, but not limited to, write-downs of long-lived assets such as property, plant and equipment and intangible assets.
Fluctuations in commodity prices could have a material adverse effect on our results of operations and financial condition.
          We are exposed to commodity price risk during periods in which we have title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond our control. In an increasing price environment for raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for processed recycled metal, we may not have the ability to fully recoup the cost of raw materials that we procure, process and sell to our customers. New entrants into our markets could result in higher purchase prices for raw materials and lower margins from our recycled metal. We are unable to hedge positions in certain commodities, such as recycled ferrous metal, where no established futures market exists. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could adversely impact our operating and financial performance. We operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any time, our global trading business may have a material number of “open” or “at risk” trading positions. To the extent that markets move in an adverse direction and we have not covered our position, this will have an adverse impact on our results of operations and financial condition.
Developments in the steel industry could have a material adverse effect on our results of operations and financial condition.
          The scrap metal industry, and our business specifically, may also be adversely affected by increases in steel imports into the United States, or US, or other significant market regions, such as Australia and the United Kingdom, or UK, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, the scrap metal industry, and our business specifically, could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal. In recent years, certain steel manufacturers have vertically integrated into the scrap metal recycling industry. This has reduced domestic demand for scrap metal in our markets and increased our focus and reliance on export markets.
Exchange rate fluctuations could have a material adverse effect on our results of operations and financial condition.
          We are exposed to movements in currency exchange rates in the countries in which we operate. Although our reporting currency is the Australian dollar, we have significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular US dollars, British pounds and Euros. These assets, liabilities and earnings, therefore, are exposed to fluctuations in exchange rates between these currencies and the Australian dollar. In general, an appreciation of the Australian dollar against another currency, and most particularly the US dollar, would adversely affect our results of operations, while a depreciation of the Australian dollar against another currency would have a favorable impact.
          Currency exchange rates have been extremely volatile in recent periods. In addition, exchange rate fluctuations may reduce the value of investments in overseas subsidiaries and associated companies and adversely affect our accumulated other comprehensive income. As a result, exchange rate fluctuations may negatively affect our results of operations and financial condition.
Changes in interest rates could have a material adverse effect on our results of operations and financial condition.
          All of our borrowings have variable interest rates. It may not be possible for us to effectively hedge against changes in interest rates at all, in certain circumstances or on an economically reasonable basis. Increases in market interest rates would increase our borrowing costs and could have a material adverse effect on our results of operations and financial condition.
The recent volatility and disruption of credit and equity markets may impede or prevent our ability to access the capital markets in the future and/or obtain capital on favorable terms.
          In recent years, the credit and equity markets of both mature and developing economies have experienced extraordinary volatility, asset erosion and uncertainty, leading to governmental intervention in the banking and automobile manufacturing sectors in the US and abroad on an unprecedented scale. While currently these conditions have not impaired our ability to access credit and equity markets to finance our operations and fund our expansion, there can be no assurance that there will not be any further deterioration in the capital markets that could restrict our access to such markets. Until the credit and equity markets normalize on a long-term and sustainable basis, we may not be able to access the capital markets when required, or to access them on acceptable terms, to obtain funding needed for expansion or operation of our business in furtherance of our strategic plan. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our credit facilities. If we are unable to obtain needed capital in this manner on terms acceptable to us, that condition may limit our growth initiatives or require us to take other actions that could adversely affect our business, results of operations and financial condition.
The loss of export sales could adversely affect our results of operations and financial condition.
          A significant portion of our recycled metal sales is exported to markets outside of Australia, the US and the UK, with significant sales to customers in China, Turkey, South Korea and Malaysia. If business opportunities in these markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it would have a material adverse effect on our results of operations and financial condition. Other risks associated with our export business include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, purchases or exports of recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on our results of operations and financial condition.
We are subject to competition from containerized recycled metal exports which can negatively affect our port operations and marketing programs.
          We generate a significant proportion of our earnings from the export of recycled metal. There has been an increasing recent trend of containers being used to export recycled metal. These containers are being used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators, principally in the Southwestern US, have been exporting significant quantities of recycled metal in containers in competition with us. The increasing competition from containerized recycled metal exports may reduce scrap intake to our yards and our gross margin on export sales, and accordingly, may have a material adverse effect on our results of operations and financial condition.
The commercial counterparties we transact with may not meet their obligations which could have a material adverse effect on our results of operations and financial condition.
          We commercially contract with a large number of commercial and financial counterparties including customers, suppliers and financial institutions. We generally do not enter into long-term contracts with our customers. In addition, certain of our customers have in the past sought to terminate or modify their contracts on short notice without the payment of monetary or other penalties. The global financial crisis has placed strains on global financial markets, reduced liquidity and impacted business conditions generally. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers or suppliers may fail to perform against existing contracts and obligations causing us to remarket our scrap and potentially realize lower prices and margins. These factors could negatively affect our results of operations and financial condition.
Potential credit losses from significant customers could adversely affect our results of operations and financial condition.
          In connection with the sale of products (other than sales with letters of credit), we generally do not require collateral as security for customer receivables nor do we typically purchase credit insurance. We may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair our collection of those receivables. We sell scrap metals to steel mills and other consumers which may have difficulty refinancing maturing obligations because of the conditions prevailing in the global credit markets. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.
We rely in part on lines of credit from commercial banks to finance our operations. Our results of operations and financial condition would be materially adversely affected if we were unable to continue to have access to bank financing on acceptable terms.
          As of June 30, 2010, the total amount available under these facilities was A$1,422.9 million of which A$146.9 million (including guarantees) was outstanding, resulting in A$1,276.0 million of additional borrowing availability under the facilities. At June 30, 2010, we also had cash balances of approximately A$132.3 million. If these banking institutions were to fail or to otherwise become unable or unwilling to satisfy their obligations to us under our credit agreements, then these events would be likely to have a material adverse effect on our results of operations and financial condition. Furthermore, the credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the relevant lender and, due to the existence of cross default provisions among our various lenders, could result in the termination of all of our credit facilities. Should these events occur, then they would be likely to have a material adverse effect on our results of operations and financial condition. We are also subject to certain financial covenants under the credit facilities which are measured on a bi-annual basis. If we are unable to comply with such covenants then such non-compliance would result in a deemed default under the facilities due to the aforementioned cross default provisions. Although we were in compliance with all of the financial covenants in our credit facilities as of June 30, 2010, based on economic uncertainty arising from the global financial crisis and its lingering effects on commodity markets, there can be no certainty or assurance given that we will be able to continue to comply with our financial or other obligations under the credit facilities.
          All of our lenders may vary the terms of their facilities to their satisfaction during our annual repricing negotiations, or with varying notice periods, give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
          Given the continuing difficult capital market conditions caused by the global credit crisis, there can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities at all, or on terms comparable to the terms of our existing credit facilities, could have a material adverse effect on our results of operations and financial condition.
          As of June 30, 2010, approximately A$1.0 billion of our credit facilities were denominated in Australian dollars. We use these credit facilities periodically to fund our operations in the US and Europe. If the Australian dollar were to weaken significantly against the US dollar, the Euro or the British pound, then there would be a reduction in the amount of US dollar, Euro and British pound borrowings that could be made available from the Australian credit facilities. This would in turn adversely impact our ability to fund our US and European operations.
The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply and scrap flows have been adversely impacted by the global financial crisis and its lingering effects in the US, the UK and elsewhere.
          We procure our recyclable metal inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, a slowdown of industrial production and consumer spending in the US, UK and certain other countries as has occurred from the global financial crisis has reduced the supply of industrial and post-consumer grades of scrap metal, resulting in us having less recyclable metal available to process and market.
A significant increase in the use of substitute materials by consumers of processed recycled ferrous metal could reduce demand for our products.
          During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. The relative scarcity of recycled ferrous metal, particularly prime or industrial grades, during such periods provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are developing technologies to produce recycled ferrous metal substitutes. If these efforts prove successful, they could become significant competitors and could adversely affect our results of operations and financial condition.
Our operations are subject to extensive governmental regulation in each of the jurisdictions in which we operate.
          In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, transportation activities, international trade, and other matters. We may be required to make significant expenditures and to devote substantial management time and attention in order to operate our business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require us to make significant additional expenditures or to change our business practices. If we fail to comply with applicable laws and regulations, we could incur criminal or civil fines, penalties, assessments or other damages which could be substantial and could have material restrictions or limitations placed on our business operations. In certain cases, such failure to comply also may give rise to potential claims for damages by private parties. Furthermore, we are dependent on international markets for shipping scrap and if laws or regulations were to prohibit or limit our ability to ship between continents, there could be an adverse effect to our results of operations and financial condition.
Our operations are subject to stringent environmental laws, regulations and permit and license requirements.
          We are subject to comprehensive statutory and regulatory environmental requirements at all levels of government relating to, among others:
•	the storage, treatment, handling and disposal of solid and hazardous waste and other hazardous materials;

•	the discharge of materials and emissions into the air;

•	the discharge of materials into water or the ground;

•	the management, treatment and discharge of wastewater and storm water;

•	the prevention and remediation of impacts to soil, surface water and groundwater; and

•	the protection of employee health and safety.
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
          Environmental statutes and regulations have changed rapidly in recent years by requiring greater and more expensive protective measures. Thus, it is possible that we will be subject to even more stringent environmental standards in the future. For example, in many jurisdictions in which we operate, there is actual or potential regulation and or legislation relating to the removal of mercury-containing devices, e.g. mercury switches from automobile hulks that are purchased and processed by us. Legislation or regulations that may be enacted in the future cannot be presently known and neither can the effects, if any, that any such law or regulation could have on our business. For these reasons and others, the future capital expenditures for pollution control equipment, remediation or other initiatives that may be required cannot be predicted with accuracy. However, it is generally expected that environmental standards will become increasingly more stringent and the expenditures necessary to comply with those heightened standards will correspondingly increase.

          Because companies in the metal recycling industry have the potential for discharging wastes or other regulated materials into the environment, in any given year, a significant portion of our capital expenditures could be related, directly or indirectly, to pollution control or environmental remediation.
          In addition, some products we sell, or have sold in the past, are subject to electronics recycling legislation in certain jurisdictions or other legislation regulating certain aspects of the materials used in and the manufacturing or design of the product. Many jurisdictions are also considering similar legislation that may impact products we sell or sold and these laws could have a material adverse impact on our results of operations and financial condition.
          We are required to maintain, and to comply with, various permits and licenses to conduct our operations. Failure to maintain, or violations of, any permit or license, if not remedied, could result in us incurring substantial fines, suspension of operations or closure of a site. Further, our metal recycling operations are conducted primarily outdoors and, as such, depending on the nature of the ground cover, such outdoor operations will involve the risk of releases of wastes and other regulated materials to the soil and possibly to surface water or groundwater. As part of our continuous improvement programs, we expect to incur costs to improve environmental control systems. Additionally, there also are requirements to possess permits and licenses that are necessary to sell and ship scrap metal into certain markets and if we were unable to renew such licenses or permits, our ability to market scrap metals in certain jurisdictions could be impacted and negatively affect our results of operations and financial condition.
Regulation of greenhouse gas emissions and climate change issues may adversely affect our operations and markets.
          A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. For example, in 2007, the US Supreme Court ruled that the US Environmental Protection Agency, or USEPA, was authorized to regulate carbon dioxide emissions under the US Clean Air Act, which USEPA has begun to do. International treaties or agreements also may result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. Any such regulation likely will result in increased future energy and compliance costs and may result in increased future capital expenditures. From a medium- and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate.
          The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances. These effects may adversely impact the cost, production and financial performance of our operations.
Our operations generate waste that is required to be treated, stored and disposed of in accordance with applicable environmental laws.
          Our metal recycling operations produce significant amounts of waste that we are required to pay to have treated or discarded. For example, we operate shredders for which the primary feedstock is automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of non-metallic material, commonly referred to as shredder fluff or automobile shredder residue, or ASR, which constitutes the remnant material after the separation of saleable ferrous and non-ferrous metals. Environmental regulations in countries in which we operate require us to test ASR to determine if it is to be classified as hazardous waste before disposing of it off-site in permitted landfills or beneficially reusing it as alternate daily landfill cover material. Our other waste streams in the US and other countries in which we operate are subject to similar requirements. Additionally, we employ significant source control programs to ensure, to the fullest extent possible, that prohibited hazardous materials do not enter our raw materials stream. However, we cannot be assured that such materials will be successfully removed from our source streams and resultant recycling by-products. As a result, our waste streams may, from time to time, be classified as hazardous waste in which case we may incur higher costs for disposal of these waste streams.
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
          Certain of our US subsidiaries have received notices from USEPA, US state agencies or third parties that they have been identified as potentially responsible for the cost of investigation and cleanup of landfills or other sites where our subsidiary’s material was shipped or was otherwise released. In most cases, many other parties are also named as potentially responsible parties. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, enables USEPA and other entities to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites which pose or may pose serious threats to the environment or public health. In certain circumstances, a potentially responsible party may be held jointly and severally liable for the cost of cleanup. In other cases, a party which is liable may only be liable for a divisible share. Liability may be imposed even if the party shipped materials in a lawful manner at the time of shipment. Liability for investigation and cleanup costs can be significant, particularly in cases where joint and several liability may be imposed. CERCLA, including the Superfund Recycling Equity Act of 1999, limits the exposure of metals recyclers for sales of recyclable material under certain circumstances. However, the recycling defense is subject to conducting reasonable care evaluations of current and potential consumers. Because CERCLA liability can be imposed retroactively on shipments that occurred many years ago, and because USEPA and state agencies are still discovering sites that present problems to public health or the environment, we cannot be assured that we will not become liable in the future for significant costs associated with investigation and remediation of CERCLA sites.
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
Our operations present risk of serious injury or death.
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
          Many of our employees are represented by various labor unions. As the agreements with those unions expire, we may not be able to negotiate extensions or replacements of them on terms favorable to us, or at all, or avoid strikes, lockouts or other labor actions from time to time. Therefore, as labor contracts expire, we cannot be assured that new labor agreements will be reached with our unions or on terms that we find acceptable. Any labor action resulting from the failure to reach an agreement with our unions could have a material adverse effect on our results of operations and financial condition.
Declines in the market value of equity and/or debt securities held by our pension plans may decrease the value of our pension plan assets, which in turn may increase the cost of satisfying our pension obligations and may negatively affect our results of operations and financial condition.
          If the fair value of our pension plan assets were to decline, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations or pension plan assets are based, such as a decline in the discount rate or the expected rate of return on plan assets, we may incur additional losses. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations. In addition, we contribute to various multi-employer pension plans which cover employees under collective bargaining agreements. The required contributions are specified in such collective bargaining agreements. However, we may be required to fund additional amounts in the future if one or more of these multi-employer plans do not meet regulatory funding guidelines.
Changes in assumptions underlying the carrying value of goodwill or other identifiable intangible assets, as a result of adverse market conditions, could result in an impairment of such assets and adversely affect our results of operations, the price of our securities and our ability to pay dividends.
          In accordance with IFRS, we test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, or CGU, to which the goodwill relates. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.
          In fiscal 2009, the global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill for impairment. As a result, we recorded A$191.1 million of goodwill impairment charges in fiscal 2009. As of June 30, 2010, the balance of goodwill and other identifiable intangible assets was A$1,151.7 million and A$195.2 million, respectively.
          The metal recycling industry is highly cyclical and we are more likely than other less cyclical companies in other industries to incur impairment losses due to variability in our earnings and cash flows. We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our CGUs declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our results of operations and financial condition.
If we fail to maintain adequate internal controls over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to produce timely financial statements which could result in a loss of investor confidence and cause the price of our ordinary shares and ADS to decline.
          Beginning with our annual report on Form 20-F for fiscal 2009, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, and the regulations of the Securities and Exchange Commission, or SEC, thereunder which require our senior executives and senior financial officers to assess the effectiveness of our internal controls over financial reporting on an annual basis.
          Material weaknesses in our internal control over financial reporting could result in the inability of investors to rely on our financial statements, which could result in an adverse effect on the perceived value of the company and, thus, a reduction in our stock price. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. If material weaknesses are identified in future periods, our shareholders may face additional risks. The existence of material weaknesses could impair our ability to comply with applicable financial reporting requirements and our ability to make related regulatory filings on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares and ADS, could be materially and adversely affected.
If we were to lose our foreign private issuer status under US federal securities laws, we would likely incur additional expenses associated with compliance with the US securities laws applicable to US domestic issuers.
          We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to US domestic issuers. In order to maintain this status, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be either directly or indirectly owned of record by non-residents of the US as we do not currently satisfy any of the additional requirements necessary to preserve this status. Currently, we believe that a majority of our ordinary shares are held by non-residents of the US. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC, and New York Stock Exchange, or NYSE, rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.
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
          Taxes payable by companies in many of the countries in which we operate are substantial and include value added tax, excise duties, taxes on income (including profits and capital gains), payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our results of operations and financial condition. It is possible that taxing authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our results of operations and financial condition. We may face a significant increase in income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which we operate or treaties between those jurisdictions are modified in an adverse manner. This may adversely affect our results of operations and financial condition.
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
          Mitsui Raw Materials Development Pty Limited holds approximately 18% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, M. Paul Sukagawa is Mitsui’s designated representative director and Christopher J. Renwick is Mitsui’s designated independent director. Mitsui may have interests with respect to its investment in Sims that are different from, or in addition to, the interests of other holders of Sims ordinary shares or ADSs. The extent of Mitsui’s shareholding in Sims could also have the effect of discouraging offers to acquire control of Sims and may preclude holders of Sims ordinary shares or ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims.
We are dependent on technology in our business and face risks associated with implementing technology into our business.
          Technology is growing increasingly important in our industry and we have made significant investment into proprietary systems and our competitors are developing different approaches to similar technologies. The technology we recently implemented relates to downstream systems intended to increase the recovery of non-ferrous metals generally and copper wire in particular from our shredding systems. Our proprietary systems may not prove successful or our competitors may develop better technologies which could have a material adverse effect on our results of operations and financial condition.
Item 4. Information on the Company
A. History and Development of the Company
Corporate Information
          We are an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and we operate under the Australian Corporations Act. Our principal place of business is located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and the telephone number is (212) 604-0710.
History of the Company
          Sims was originally established in 1917 by Albert Sims, a Sydney-based recycled metals dealer. The business was incorporated as Albert G. Sims Limited in 1928 and was renamed Simsmetal Limited in November 1968. In November 1970, the company merged with Consolidated Metal Products Limited and the merged Australian Securities Exchange, or ASX, listed company was named Sims Consolidated Limited. In May 1979, Sims Consolidated Limited was acquired by Peko-Wallsend Limited and subsequently delisted.
          In February 1988, the company entered the US scrap recycling market through our acquisition of LMC Corporation located in the state of California. In August 1988, Sims Consolidated Limited was acquired by North Limited (previously known as North Broken Hill Holdings Limited, and then North Broken Hill Peko Limited). In 1989, North Limited sold the business to Elders Resources NZFP Limited, a diversified resources company. In 1990, Carter Holt Harvey Limited made a successful takeover bid for Elders Resources NZFP Limited and divested that company’s non-forestry businesses, which included Sims. Sims changed its name to Simsmetal Limited in 1990 and relisted on the ASX in November 1991.
          In August 1992, we expanded our presence in New Zealand through the merger of our New Zealand business with the ferrous recycling operations owned by Pacific Steel Industries, a Fletcher Building Limited company. This joint venture, known as Sims Pacific Metals Limited, operates throughout New Zealand.
          In February 1995, we acquired a 51% ownership interest in Sims Bird Limited in the UK which was our first major entry in the UK scrap metal market. We acquired the remaining 49% of Sims Bird Limited in May 1998. In April 2000, we acquired Phillip Services (Europe) Limited in the UK which significantly increased our presence in this market.
          In November 2002, Simsmetal Limited changed its name to Sims Group Limited. In October 2005, we merged with entities operating certain of the recycling businesses of Hugo Neu Corporation, a privately owned US corporation. This merger provided us with a significant presence in the US market broadly and particularly in southern California, New York and New Jersey.
          On March 14, 2008, we issued 53,473,817 ADSs, with a fair value of A$1.5 billion, to purchase the issued capital of Metal Management. Metal Management was one of the largest full service scrap metal recyclers in the US with locations in 17 US states. The acquisition was consummated to strengthen our position in the North American scrap recycling market and expand our presence in non-ferrous products. The acquisition was complementary as our operations in North America were primarily export-focused while Metal Management’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Our acquisition of Metal Management in March 2008 created the world’s largest publically-traded recycling company. In November 2008, our shareholders approved the change in our corporate name to Sims Metal Management Limited.
Acquisitions
          Our corporate strategy is to grow and develop our core metal recycling business internationally, but particularly in North America and the UK, and our innovative recycling solutions business globally to collectively create the world’s leading recycling company. Key elements include the pursuit of external growth opportunities and continued investment in existing operations.
          Based on our experience gained from numerous international acquisitions, we have established strict acquisition criteria. The acquisition criteria require that any significant acquisition target (i) holds a leading market position; (ii) delivers access to domestic and international customers; (iii) offers a sound platform for future growth; (iv) has a similar culture, including a strong emphasis on integrity, environmental compliance and a commitment to worker safety; and (v) is able to enhance shareholder value. The acquisition criteria have underpinned our strong track record of international expansion.
          From July 1, 2007 to June 30, 2010, we invested A$247.9 million of cash for acquisitions. Acquisitions during this period included:
•	August 2007, we acquired the operating assets of McInerney Metals in Australia;

•	October 2007, we acquired the operating assets of ER Coley (Steel) in the UK;

•	November 2007, we acquired Trishyiraya Recycling Private Limited, or Trishyiraya in India;

•	January 2008, we acquired the operating assets of RecommIT Limited, or RecommIT, in the UK;

•	January 2008, we acquired Accu-Shred Limited in Canada;

•	April 2008, we acquired Life Cycle Services, or LCS, in the UK;

•	June 2008, we acquired the operating assets of Evans and Mondon Limited in the UK;

•	June 2008, we acquired the operating assets of Clearhouse Technology Pty Ltd, in Australia;

•	September 2008, we acquired the operating assets of Weinert Recycling in the US;

•	October 2008, we acquired Global Investment Recovery, Inc., or GIR, in the US;

•	February 2009, we acquired the operating assets of All Metal Recovery Limited in the UK;

•	May 2009, we acquired the operating assets of Global Environment Recycling Co. Limited in the UK;

•	July 2009, we acquired the operating assets of Fairless Iron & Metal, LLC in the US;

•	September 2009, we acquired the operating assets of Technorecycle Buromaschinen Vertwertung GmbH in Germany;

•	November 2009, we obtained control of Port Albany Ventures by acquiring 50% of the joint venture that we previously did not own; and

•	April 2010, we acquired the operating assets of Border Metals Pty Ltd in Australia.

In August 2010, we acquired the e-recycling assets of Wincanton PLC, or Wincanton, in the UK.

          On September 1, 2007, we merged our southern Californian metal recycling assets with those of Adams Steel LLC. This joint venture, known as SA Recycling, operates within a territory encompassing southern California, Arizona, southern Nevada and northern Mexico.
Capital Expenditures
          The following table sets forth our capital expenditures by segment for the last three fiscal years.

	Fiscal years ended June 30,
	2010	2009	2008
(in millions)	A$	A$	A$
North America	67.6	106.4	59.9
Australasia	21.7	39.8	32.7
Europe	31.6	41.3	37.1

Total	120.9	187.5	129.7

          Our primary fiscal 2010 capital expenditure activities are summarized below:
•	In North America, we installed new non-ferrous separation and recovery systems in Jersey City, New Jersey and North Haven, Connecticut. In addition, investments were made to further improve our operational efficiency, environmental compliance and safety procedures. At our Canadian SRS operation, investment commenced on a facility to process Ontario’s materials from that Province’s newly legislated e-recycling program.

•	In Australasia, we completed several major production and technology projects during the year. In Queensland, we significantly upgraded our Brisbane shredder which is delivering substantial capacity improvements while reducing energy consumption. We installed a state-of-the-art non-ferrous shredder residue plant at St. Marys, New South Wales.

•	In Europe, the UK metals division has begun investment into technology for further separation to recover plastics and metals. We anticipate that these units will be commissioned in fiscal 2011. SRS has invested globally in value adding technologies to automate previously manual processes. By way of example, in fiscal 2010, SRS commissioned new TV and monitor glass recycling processes to automate processing and improve safety performance.
Divestures
          As part of our strategy to focus on our core businesses, we divested our aluminum salt slag business on January 15, 2010 as well as our tire recycling and steel distribution businesses in Australia on June 30, 2009 and 2008, respectively. The consideration received for these divestures was not significant to us.
B. Business Overview
          We believe we are one of the world’s largest metals recycling companies on the basis of our market capitalization and the size and scope of our operations. We operate a geographically diverse metals recycling business with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which to source recyclable ferrous and non-ferrous metals. We have significant positions in the metals recycling markets of Australasia, the US, and the UK. We also have a strategic network of trading offices in Asia. Through our SRS business, we have an e-recycling business with a global reach and with established operations in the UK, Continental Europe and North America and a developing presence in the Asia Pacific region.
          We are domiciled in Australia, however approximately 90% of our revenue is derived from operations outside Australia, including approximately 70% derived from North America. Our business consists of Metal Recycling, SRS and other smaller businesses. The Metal Recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The SRS business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. Sims also operates, or has interests in, other businesses, including manufacturing and renewable energy businesses.
          We are principally organized geographically and then by line of business. While our Group Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the US and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe — comprising UK, Germany, Sweden, Belgium and the Netherlands.

We also report revenues by the following product groups:

•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, copper and nickel bearing materials.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. We offer fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

•	Secondary processing — comprising value added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
          See “Item 5 — Operating and Financial Review and Prospects” for sales by geography and product group.
Metal Recycling
Industry Overview
          Recycled ferrous (steel and iron) scrap is one of the primary metallics utilized in the steelmaking production process. Other primary metallics include pig iron and steel scrap substitutes (i.e. directly reduced iron). Recycled ferrous scrap is the predominant feedstock for Electric-Arc-Furnace, or EAF, based steel production.
          In 2009, according to the World Steel Association, or WSA, 1.227 billion tons of steel was produced globally, representing a 102.0 million ton decrease from the 2008 production level of 1.329 billion tons. China has increased steel production significantly in recent years (principally using the basic oxygen furnace steel production method) representing 46% of global steel production for 2009 as compared to 38% in 2008. According to the WSA, EAF-based steel production was 344.2 million tons in 2009 and represented approximately 28% of total global steel production, which is a 22% increase on volumes in 2000 of 283 million tons. Approximately 476 million tons of recycled steel was consumed in steel production in 2008.

          Globally, recycled metals are predominantly sourced among developed industrial regions which include North America, the European Union, Australia and Japan where greater amounts of recyclable industrial and obsolete metals exist. The two most significant regions for global recycled metals are North America and the European Union where we have significant presence.
          Both ferrous and non-ferrous metals are either consumed domestically in their country of origin or traded in the export market. Given the lower price to weight ratio of ferrous recycled metals, the market for unprocessed ferrous scrap is primarily a local or regional market. The predominant importers of recycled metals are developing regions and countries. The most significant importers are Turkey, China, South Korea, Taiwan, Malaysia, Indonesia and Mexico.
Our Metal Recycling Operations
          Our Metals Recycling operations encompass buying, processing and selling of ferrous and non-ferrous recycled metals. We are a geographically diverse metals recycler with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which we source recyclable ferrous and non-ferrous metals. The Metal Recycling business has operations in six countries, including the US, Australia and the UK.
          We buy ferrous metal from metal dealers, peddlers (individuals that constitute Sims’ retail trade), auto wreckers, demolition firms and others who generate obsolete metal and from manufacturers who generate industrial metal. We process ferrous metal for resale using a variety of methods, including sorting, shredding, cutting, torching, baling or breaking. After processing, ferrous recycled metal is sold to end users such as EAF mills, integrated steel mills, foundries and brokers.
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
North America
          We believe we are one of the largest metal recyclers in North America. Our North American metals recycling business, including our 50% interest in SA Recycling, consisting of 108 physical operations located in 21 US states and British Columbia, Canada. Our geographic diversity and deep water port access on both the US east and west coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability. Other operational benefits include: reduced exposure to regional issues; flexibility of ports of origin to minimize freight movements; and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.
Australasia
          We believe we are one of the largest metals recyclers in the southern hemisphere, with 41 metal recycling operations in Australia, 9 metal recycling operations in New Zealand and 3 metal recycling operations in Papua New Guinea.
Europe
          We believe we are one of the largest metals recyclers in the UK. We recover and process recycled ferrous metal through 45 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the

ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the UK, offering comprehensive service to suppliers.
Marketing
          Our export and import marketing activities are conducted through our international businesses, being Sims Metal Management Asia Limited, based in Hong Kong, which markets and brokers non-ferrous metals, and Sims Global Trade Corporation, based in New York, which markets and brokers ferrous metals. These activities consist of teams of traders and exclusive agents, marketing and brokering recycled ferrous and non-ferrous metals and alternative steel making raw materials on our behalf and third parties.
          Sims Metal Management Asia Limited, through its network of offices in Hong Kong, Malaysia, Vietnam and India, and Sims Global Trade Corporation manage relationships with a large percentage of our overseas client base in over twenty countries in various regions, including Asia, Eastern Europe and South America. The international businesses are also involved in the global trading of numerous metal-related commodities and provide a service to our customer base through their market and product knowledge, financial strength and expertise in shipping and banking.
Sims Recycling Solutions
          Sims Recycling Solutions, or SRS, is our innovative recycling solutions business which includes electronic product de-manufacturing and processing operations, and is commonly referred to as e-recycling. SRS was launched with the construction of an end-of-life refrigerator recycling plant in the UK in 2002 and our first significant acquisition in SRS was the Mirec Group of companies. SRS now has established operations in the UK, Continental Europe and North America and a developing presence in the Asia-Pacific region.
          SRS offers a comprehensive and cost-effective recycling service for “end of life” and redundant electrical and electronic equipment and materials, ranging from product assessment to recycling. We provide services for Original Equipment Manufacturers (OEMs), Contract Equipment Manufacturers (CEMs), suppliers, importers, lease and finance companies, sector organizations and end users to enable them to comply with their responsibilities under relevant environmental regulations, including the European Union’s Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive.
          Additionally, SRS offers business-to-business IT and electronic equipment asset management and recovery service that operates across a global network. Our services include the management and control of the entire asset management process, including transport, coordination, product identification, asset registration and reporting. We offer our clients the option of redeployment, reclamation of parts and/or resale and recycling, delivering legal compliance as well as a potential financial return from the resale of refurbished equipment.
          We believe we are the world’s largest e-recycling company. We currently have 38 operating facilities located in 12 countries on five continents.
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

          In fiscal 2007, we expanded our presence in North America through the acquisition of United Recycling Industries, or URI, and the acquisition of the e-recycling assets of Noranda Recycling, or Noranda. URI, based in West Chicago, Illinois, is a fully integrated e-recycler offering a range of services including the collection, refurbishment and re-sale of working equipment, parts recovery for re-sale, mechanized testing and processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics by-product materials. The Noranda acquisition consisted of the end-of-life recycling assets of Xstrata Copper Canada’s e-recycling business in Roseville, California; Brampton, Canada; and LaVergne, Tennessee.
          Our acquisition of GIR in fiscal 2009 increased our North American electronics recycling and asset recovery market presence by approximately 40%, consolidating our market leading position. GIR is a leading US e-recycler and asset recovery specialist, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona. During fiscal 2010, we completed the integration of our North American SRS business.
          We also recycle post-consumer materials through a 20 year recycling contract with the New York City Department of Sanitation. This contract became effective in January 2009. Under this contract, we handle plastic, glass and metal and, in the future, will handle paper as well. Packer trucks owned and operated by New York City deliver recyclables to our facilities, as a commingled product, which are then processed using a series of screens, magnets, eddy currents, optical sorters and conveyors. The recyclables are separated and sorted into ferrous and non-ferrous metals, different plastic resins, glass and residue. The recycled materials are shipped to US and non-US markets.
Europe
          We operate one of the UK’s largest and most sophisticated refrigerator recycling facilities using leading technology to fragment domestic and commercial fridges within an enclosed environment. The purpose of this process is to safely remove ozone depleting substances for destruction. The remaining materials are separated mechanically into product streams including steel, non-ferrous metals, plastics and foam. These products are then marketed in the recycled materials market.
          Under the WEEE Directive, producers of WEEE are obliged to meet the costs of recovery and recycling of WEEE. Servicing the needs of the WEEE manufacturing industry and local authorities in processing WEEE in an effective, environmentally sound and legally compliant manner is expected to be a growth opportunity for the SRS business. Each of the 15 original members of the European Union has formally adopted the WEEE Directive.
          We have made a number of European e-recycling acquisitions, including Mirec, Metall + Recycling, or M&R, RecommIT, LCS and Wincanton. The acquisition of Mirec provided us with operations in the UK, Netherlands, Belgium and Sweden, with alliances in Denmark, Ireland, Germany, France, Switzerland and Italy. The acquisition of M&R, located in Germany, has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. The acquisition of LCS in the UK further strengthened our information technology asset management capability and positioning as one of Europe’s leading operators in the high value B2B market. The recent acquisition of Wincanton enhanced our geographical footprint within the UK market, allowing us to provide a more localized service to our growing client base. The retailer led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complements our business model and processing expertise. Furthermore, the addition of a collaborative arrangement in reverse logistics with Wincanton PLC will allow us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base. These acquisitions are also expected to provide us with a platform to further enhance our business as legislation continues to take effect across Europe.

Australasia
          We are committed to providing an effective and efficient e-recycling program and have operations in Australasia to address the growing social and environmental problem that end-of-life computers and other information technology equipment represents. As part of this program, we established Australia’s first national e-recycling network, in joint venture with a leading global environmental services company. In November 2008, we commissioned Australia’s first e-recycling mechanical plant in Sydney.
          We made an initial investment in the rapidly developing Indian e-recycling market, through the acquisition of Trishyiraya, based in Chennai.
          We have also invested in growing our operations on the continent of Africa through the start-up of an e-recycling center near Durban, South Africa. It is ideally situated to provide e-waste recovery, recycling and IT asset management services to businesses and organizations in South Africa and sub-Saharan Africa.
Secondary Processing
          We operate a number of small manufacturing businesses in Australia, including secondary aluminum and plastics operations which produce for resale specification aluminum alloy products and pellets, respectively. We also operate a plastics and aluminum trading business and have a 50% interest in Australian Refined Alloys, Australia’s largest secondary lead smelter, in a joint venture with Nyrstar.
          We have a 50% interest in LMS Generation Pty Limited, a specialist landfill gas and renewable energy company, which researches, installs and develops landfill gas extraction systems, renewable energy and power generation technologies.
Sources and Availability of Raw Materials
Metal Recycling
          We purchase metals for our Metal Recycling business from two primary sources:
•	obsolete metal which is sourced from metal dealers, peddlers, auto wreckers, demolition firms, railroads and others who generate steel or non-ferrous metals; and

•	industrial generated materials which are sourced mainly from manufacturers who generate offcuts or by-products made from steel, iron or non-ferrous metals, known as prompt or industrial metal.
          Suppliers are generally not bound by long-term contracts and have no obligation to sell metals to us. Among other things, the supply of these raw materials can be dependent on prevailing market conditions, including the buy and sell prices of ferrous and non-ferrous recycled metals. In periods of low prices, suppliers may elect to hold metal to wait for higher prices or intentionally slow their metal collection activities. In addition, a global slowdown of industrial production, similar to what has occurred during our last two fiscal years, reduces the supply of industrial grades of metal to the metal recycling industry, potentially reducing the amount of metals available for us to recycle.
Sims Recycling Solutions
          We source raw materials for our SRS business from a number of sources, including:
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
Government Regulation
          In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, international trade and other matters. Certain of these laws and regulations, in particular those relating to worker health and safety and the environment, have a material impact on our ongoing business operations. Changes in these laws or regulations or their interpretations or enforcement may require us to make expenditures or change our business practices. For example, changes in environmental laws and regulations have in the past, and may in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. There is a general trend toward increased government regulation, including environmental regulation, in many of the jurisdictions in which we operate.
Environmental Law and Regulations
          Our business is currently subject to comprehensive environmental regulation in each of the jurisdictions in which we and our subsidiaries operate. A substantial majority of our operations are conducted in the US, Europe and Australia. The environmental laws and regulations in these jurisdictions governing the handling and disposal of waste, the discharge of materials and storm water into the environment, the remediation of impacts to soil and groundwater and similar matters have in most cases been in place for many years. Accordingly, while incremental changes in these environmental laws and regulations and their enforcement occur from time to time, we do not foresee substantial future changes in the existing environmental regulatory environment that would have a material impact on our capital expenditures, earnings or competitive position. In addition, because of the global nature of our business, we believe that changes in existing environmental laws and regulations in a particular country, even if viewed in isolation as being significant, are unlikely to have a material impact on our operations taken as a whole.
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
Obligated External Reporting
          We are not required to report under the European carbon trading scheme, or under the USEPA or state-specific carbon reporting schemes in the US.
          We report under the Australian Energy Efficiencies and Opportunities Act 2006 and the National Greenhouse and Energy Reporting Framework on matters relating to our Australian operations. Reports are prepared, with the assistance of qualified external specialists, and submitted annually. Not only do they identify energy initiatives covering 80% of the total energy profile, but the reports also discuss progress made against initiatives. The reports are available on our website at www.simsmm.com. Our aluminum operation in Victoria, Australia also reports under that state’s Environment and Resource Efficiency Plan and WaterMap, a state initiative to identify and act on water efficiency.
          Our UK operations are captured under the CRC Energy Efficiency Scheme (previously known as the Carbon Reduction Commitment). This scheme, which came into effect in April 2010, is a mandatory energy and climate change scheme administrated by the UK Environment Agency. We have registered with the scheme, and the systems we have developed for data collection and verification over several years, combined with the work undertaken by the energy teams, exceed the requirements of the legislation. Furthermore, we have become the first metals and electronics recycling company in the UK to be awarded the Carbon Trust Standard, providing official recognition of our systems and the many energy initiatives undertaken to date.
Voluntary External Reporting
          We participated for the fifth consecutive year in the Carbon Disclosure Project, or CDP. The CDP is an independent not-for-profit organization which provides the largest database of corporate climate change information in the world. Since being formed in 2000, the CDP has become the global standard for carbon disclosure methodology and process, providing primary climate change data to the marketplace, institutional investors, purchasing organizations, analysts and government bodies. Once the CDP completes its assessment, the annual submission will be available for viewing on our website.
          We also completed our third submission to the Dow Jones Sustainability Index. While we were pleased with the results, we were not designated a ranking as this global index is weighted towards the dominant presence of very large companies.
          We were named, for the second year in a row, as one of the 100 Most Sustainable Corporations in the world, at the Davos World Economic Forum. We were honored to again receive this award, which recognizes companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. We also received the Special Award for Environment at the ninth Australian Sustainability Awards in recognition of “best-of-sector” low carbon intensity and for developing our own strategy and systems in a framework of energy efficiency, green energy and carbon offsets.
Health and Safety
          Our operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. Safety is our number one priority. It is a non-negotiable condition of employment and we are committed to a “zero-harm” workplace, where every employee, contractor or visitor will return home in the same condition as he or she arrived. These objectives are clearly articulated in our Safety and Health Policy, available on our website at www.simsmm.com and supported by our Safety, Health, Environment & Community, or SHEC, “Golden Rules” — 10 key rules which all employees are required to observe.
          Over the course of the past year, we implemented new and improved safety procedures. We reduced our Lost Time Injury frequency rate from 4.8 to 3.2 and Medical Treated Incident frequency rate from 19.4 to 14.2 year-on-year. We are continuing our unrelenting effort to support a safety culture that will stand shoulder to shoulder with the safest manufacturing companies in the world.
Seasonality and Cyclicality
          While our business is not subject to seasonal fluctuations, the metals recycling industry is highly cyclical worldwide. Consequently, we are exposed to substantial swings in the demand for our products, which in turn causes volatility in the prices of most of our products.

          Our North American operations can be affected by protracted periods of inclement weather, reduced levels of industrial production, or interruptions in transportation services from vessel carriers, railroads or barge lines, which may reduce the volume of material available to and processed and loaded at our facilities.
          In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an impact on our operations.
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
C. Organizational Structure
          We are organized under the laws of Australia. Globally, we have 93 wholly-owned subsidiaries as well as interests in several joint ventures. For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.
D. Property, Plant and Equipment
          Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia, Hong Kong and Stratford upon Avon, UK. We lease each of our executive office facilities.
          As of June 30, 2010, we and our joint ventures had over 240 operating facilities and are represented in 15 countries throughout the world, with a large proportion in North America, Australia and the UK. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2010. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.
          The following is a list of the location and use of our significant properties. This list is not intended to be a complete list of all of our operating facilities.

AUSTRALASIAN SITES

Leased or
Location	Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Alexandria, New South Wales, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/shredder
Villawood, New South Wales, Australia	Leased	e-recycling facility
Wetherill Park, New South Wales, Australia	Owned	metal recycling yard
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/shredder
Bell Bay, Tasmania, Australia	Leased	metal recycling yard
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/shredder
Laverton North, Victoria, Australia	Owned	Secondary aluminium/melting & processing operation
Laverton North, Victoria, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Noble Park, Victoria, Australia	Owned	metal recycling yard
Karratha, Western Australia, Australia	Owned	metal recycling yard/feeder yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/shredder/e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/shredder
EUROPEAN SITES

Leased or
Location	Owned	Principal Activities
Europark Nord, Sint Niklaas, Belgium	Leased	e-recycling facility
Rathenaustrasse, Bergkamen, Germany	Owned	e-recycling facility
Dillenburgstraat, Eindhoven, Netherlands	Owned	e-recycling facility
Sint Janskamp, Echt, Netherlands	Leased	e-recycling facility
Karosserigatan, Katrineholm, Sweden	Leased	e-recycling facility
Avonmouth, Bristol, UK	Leased	metal recycling yard/dock/shredder
Dunkirk, Nottingham, UK	Owned	metal recycling yard/shredder
Longside Industrial Estate, Dumfries, UK	Owned	e-recycling facility

Leased or
Location	Owned	Principal Activities
Long Marston, Stratford upon Avon, UK	Leased	UK head office, metal recycling yard/dense media plant/ R & D center
South Dock, Newport, UK	Leased	metal recycling yard/dock/shredder/fridges processing and e-recycling facility
Wimborne, Dorset, UK	Owned	metal recycling yard/shredder
Yateley, Hants, UK	Owned	metal recycling yard/shredder
NORTH AMERICAN SITES

Leased or
Location	Owned	Principal Activities
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/shredder
Brampton, Ontario, Canada	Leased	e-recycling facility
Birmingham, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Owned	metal recycling yard/shredder
Richmond, California, USA	Owned	metal recycling yard
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Hayward, California USA	Leased	e-recycling facility
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Redwood City, California, USA	Leased	metal recycling yard/shredder
Roseville, California, USA	Leased	e-recycling facility
Sacramento, California, USA	Leased	metal recycling yard
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
Denver, Colorado, USA	Owned	metal recycling yard/shredder
Hartford, Connecticut, USA	Leased	metal recycling yard
North Haven, Connecticut, USA	Owned	metal recycling yard/shredder
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/shredder
Franklin Park, Illinois, USA	Owned	precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard

Leased or
Location	Owned	Principal Activities
Detroit, Michigan, USA	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/shredder
Sherman, Mississippi, USA	Owned	metal recycling yard
Port of Albany, New York, USA	Leased	metal recycling yard
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Claremont Pier, Jersey City, New Jersey, USA	Owned	metal recycling yard/shredder
Newark, New Jersey, USA	Owned	metal recycling yard/shredder
Port of Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Elizabeth, Pennsylvania, USA	Owned	metal recycling yard
Memphis, Tennessee, USA	Owned	metal recycling yard/shredder
Nashville, Tennessee, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/shredder
Richmond, Virginia, USA	Owned	metal recycling yard/shredder
Petersburg, Virginia, USA	Leased	metal recycling yard/shredder
          We believe that our facilities are suitable for their present use and are generally in good operating condition. We carry insurance covering property and casualty and certain other risks to which our facilities and operations may be subject. We do not believe that our earnings are materially dependent upon any single operating facility.
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
          The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report and “Item 3.D. — Risk Factors.” Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS.

          On March 14, 2008, we merged with Metal Management. Operating results for Metal Management are only included in our operating results in fiscal 2008 for 3.5 months. Accordingly, the results for fiscal 2008 are not directly comparable to the results for either fiscal 2009 or fiscal 2010.
Principal Factors Affecting our Results of Operations
          We believe we have a competitive advantage in the scrap metal recycling industry based on the size and scope of our business, our product line diversification and other strengths including favorable port locations. Additionally, we operate a geographically diverse business with a network of processing facilities throughout the world. We have centralized the marketing of our scrap through marketing offices in New York City (ferrous scrap) and Hong Kong (non-ferrous scrap).
          Our revenues are predominantly derived from the sale of processed scrap metal. Prices for scrap metals vary by product type (ferrous or non-ferrous) and fluctuate on a monthly basis. Our selling prices for scrap metal are impacted by worldwide and local demand, country-specific economic conditions and commodity spot prices for non-ferrous metals.
          Like other competitors within the metal recycling business, we rely on generating a margin between the sale price to the end customer over the price paid to the suppliers of unprocessed metals. A key global driver for us is ferrous scrap prices for benchmark grades such as heavy melting steel, shredded steel and various prime grades which are highly correlated to steel prices. During an increasing price environment our margins generally increase as the difference in timing between buying unprocessed scrap and selling processed product typically results in higher margins. Conversely, decreasing scrap prices generally have the opposite effect on margins and profitability. Additionally, during times of lower scrap prices, suppliers of obsolete scrap sometimes elect to hold onto scrap to wait for higher prices, which exacerbates the cyclicality in margins.
          Over the last several years, freight costs, and in particular ocean freight costs, have impacted our results of operations. The volatility in ocean freight rates is impacted by demand for bulk cargo ships from producers of iron ore, steel, coal and other commodities. We also faced competition from smaller scrap metal recyclers who began to use ocean containers to export ferrous scrap metal. The costs for ocean containers have been significantly less on a per-ton basis than bulk cargoes over the last three years. In order to address the disparity in freight rates, we also ship ferrous scrap in ocean containers from certain facilities which deprive our port operations of raw material and margin. Freight costs for rail and trucks have also been volatile and are impacted by demand and energy costs.
          Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the Australian dollar (our reporting currency), we are exposed to fluctuations in the values of these currencies relative to the Australian dollar. These currency fluctuations, especially the fluctuation of the value of the US dollar relative to the Australian dollar, can impact our results of operations. From time to time, we use derivative financial instruments such as foreign exchange contracts and commodity hedges to hedge certain risk exposures for specific transactions.
Critical Accounting Policies
          Management’s discussion and analysis of our operational results and financial condition is based on our consolidated financial statements, which have been prepared in accordance with IFRS. Our critical accounting policies affecting our results of operations and financial condition are more fully described in Notes 1 and 3 of the consolidated financial statements included in Item 18 of this annual report.

          The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.
Recently issued accounting pronouncements
          Recently-issued accounting pronouncements that are relevant to our operations but have not yet been adopted are more fully described in Note 1 of the consolidated financial statements included in Item 18 of this annual report.
Results of Operations
          The following table sets forth selective line items and the percentage of net sales that they represent for the periods indicated.

	Fiscal years ended June 30,
	2010	% of	2009	% of	2008	% of
(in millions, except %)	A$	Revenue	A$	Revenue	A$	Revenue
Revenue	7,458.5	100	8,641.0	100	7,670.5	100
Cost of materials	(6,060.3)	(81)	(7,191.9)	(84)	(6,103.3)	(80)
Depreciation and amortization	(143.9)	(2)	(170.8)	(2)	(95.1)	(1)
Finance costs	(16.4)	(0)	(21.5)	(0)	(34.4)	(0)
Income from equity accounted investments	14.5	0	60.8	1	64.6	1
Goodwill impairment charge	—	—	(191.1)	(2)	(3.3)	(0)
Other, net	(1,057.9)	(14)	(1,248.7)	(15)	(838.4)	(11)

Profit/(loss) before tax	194.5	3	(122.2)	(2)	660.6	9
Income tax expense	(67.8)	(1)	(28.1)	(0)	(220.5)	(3)

Profit/(loss) after tax	126.7	2	(150.3)	(2)	440.1	6

Fiscal 2010 compared with fiscal 2009
          In fiscal 2010, as major Western economies attempted, with varying degrees of success, to transition from recession to modest growth trajectories, our industry continued to encounter diminished flows of scrap metal and uneven demand from steel and metal producers. In spite of these difficult market conditions, we saw improvement in many of our markets in fiscal 2010.
          Our non-ferrous metals business achieved healthy margins and strong year-on-year growth. However, ferrous margins and scrap flows outside Australia continued to be disappointing, particularly in North America, our largest market, where the US economy continued (and continues) to struggle.
          Our fiscal 2010 results of operations were also impacted by the stronger Australian dollar which increased against our major currencies, primarily the US dollar, British pound and Euro.

          In fiscal 2010, revenue decreased by A$1,182.5 million, or 14%, to A$7,458.5 million from A$8,641.0 million in fiscal 2009. The majority of the decrease was due to the appreciation of the Australian dollar against our other major currencies. Absent the impact of foreign exchange, our revenue would have been largely unchanged from fiscal 2009. Lower shipments of 12.9 million tons in fiscal 2010 compared to 13.2 million tons in fiscal 2009 also contributed to the decrease. See detailed discussion below on revenue by segment and product group for further details.
          In fiscal 2010, cost of materials and freight decreased by A$1,131.6 million, or 16%, to A$6,060.3 million from A$7,191.9 million in fiscal 2009. A majority of the decrease was due to the appreciation of the Australian dollar against our other major currencies. Additionally, lower sales volumes also contributed to the decrease. Cost of materials in fiscal 2009 includes inventory write-downs of A$119.4 million compared to $18.5 million in fiscal 2010.
          In fiscal 2010, depreciation and amortization expense decreased by A$26.9 million, or 16%, to A$143.9 million from A$170.8 million in fiscal 2009. The majority of the decrease in both depreciation and amortization was due to the appreciation of the Australian dollar against our other major currencies. The balance of the decrease was due to lower amortization expense. The majority of our intangible assets were recognized from the Metal Management acquisition in March 2008. These intangibles are being amortized using the diminishing balance method which resulted in lower amortization expense in fiscal 2010 compared to fiscal 2009.
          In fiscal 2010, finance costs decreased by A$5.1 million, or 24%, to A$16.4 million from A$21.5 million in fiscal 2009. The decrease was due to the appreciation of the Australian dollar against our other major currencies and lower average borrowings. Our average borrowings were lower due to our equity issuance in November 2009. See “Item 5.B. — Liquidity and Capital Resources” for further information related to our borrowings.
          Income from equity accounted investments was A$14.5 million in fiscal 2010 compared to A$60.8 million in fiscal 2009. Our most significant equity accounted investment is SA Recycling. Income from SA Recycling was A$12.8 million in fiscal 2010 compared to A$51.8 million in fiscal 2009. Similar to our US operations, SA Recycling’s income was impacted by diminished scrap flows and the weak economic conditions in the US.
          In fiscal 2009, SA Recycling was deemed significant to us as defined by Rule 1-02(w) of Regulation S-X of the Exchange Act. As a result, we have included audited financial statements of SA Recycling for the year ended June 30, 2010 in Item 18 of this annual report. The audited consolidated financial statements of SA Recycling are prepared in accordance with US Generally Accepted Accounting Principles and in US dollars. We report our share of SA Recycling’s income by making adjustments for accounting policies that differ from our policies under IFRS. We translate SA Recycling’s financial statements from US dollars to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items.
          In fiscal 2010, no goodwill impairment charges were recorded. In fiscal 2009, we recorded a goodwill impairment charge of A$191.1 million related to four CGUs within the North America segment and one CGU in the Australasia segment. Refer to Note 13 in our consolidated financial statements included in Item 18 of this annual report for further information related to goodwill impairment testing.
          Other, net is primarily comprised of employee benefits, selling and administrative costs, yard costs and repairs and maintenance expense. In fiscal 2010, other, net decreased by A$190.8 million, or 15%, to A$1,057.9 million from A$1,248.7 million in fiscal 2009. A portion of the decrease was due to the appreciation of the Australian dollar against our other major currencies. Employee benefits expense also decreased as a result of lower bonus expense. Repairs and maintenance expense decreased as a result of lower processed volumes, and the idling of equipment and yard closures in North America.
          Income tax expense was A$67.8 million in fiscal 2010 resulting in an effective tax rate of 35% compared to A$28.1 million in fiscal 2009 and a corresponding effective tax rate of (23%). Our fiscal 2009 effective rate was impacted from the non-deductibility of the A$191.1 million goodwill impairment charge.
          Profit after tax was A$126.7 million in fiscal 2010 compared to loss after tax of A$(150.3) million in fiscal 2009. Although profit after tax increased in fiscal 2010, fiscal 2009 was impacted by goodwill impairment charges of A$191.1 million and inventory write-downs of A$119.4 million.
Fiscal 2009 compared with fiscal 2008
Comparability and restatement
          In fiscal 2009, we revised our accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with IAS 16, Property, Plant and Equipment and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The policy change results in the financial statements providing more reliable and additional relevant information about the effects of transactions, other events and conditions on our financial position and financial performance. This will allow for enhanced comparability with our peers and also provide a consistent valuation methodology among all fixed asset classes for the benefit of investors and for internal financial reporting purposes. The change was also intended to reduce administrative costs in the form of professional fees incurred to accomplish the revaluations. This change in accounting policy was applied retrospectively.
          Fiscal 2009 was a tumultuous year for us, as the extraordinary economic crisis later to be known as the global financial crisis impacted nearly every company engaged in the global trading of bulk commodities. Our industry was directly affected by markedly lower commodity prices, diminished flows of scrap metals and decreased finished steel and metal production. The challenges we faced due to the global financial crisis and recession during fiscal 2009 — which is commonly assessed as the worst on record since the 1930’s — included the near halt of the credit markets, the failure or inability of certain ferrous and non-ferrous consumers to honor contractual commitments, the severe constriction of scrap flows around the world and substantially reduced demand for recycled raw materials.
          During fiscal 2009, we took decisive action to reduce spending and headcount to mitigate the global recession’s impact on us, which we believe will position us as an even leaner and stronger company. Our fiscal 2009 results reflect the impact of numerous special charges which are set forth in the table below.

2009
(in millions)	A$
Goodwill impairment charge	191.1
Write-down of inventory to net realizable value	119.4
First time Sarbanes-Oxley related professional fees[1,8]	9.7
Withdrawal liability related to a multi-employer pension plan[2,8]	3.4
Impairment provisions for trade receivables[3,8]	23.7
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4,8]	2.5
Redundancies[8]	5.5
Loss on sale of subsidiaries[5,8]	2.6
Impairment of property, plant and equipment and yard closure costs[6,8]	13.7
Merger costs[7,8]	4.0

[1]	In fiscal 2009, we were required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (US). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above.

[2]	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the US.

[3]	Represents provisions recorded for trade debtors for which we believe collectability is in doubt.

[4]	In fiscal 2009, we incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (July 3, 2009). We applied the transitional principles consistent with the revised IFRS 3 Business Combinations whereby transaction costs are expensed for all acquisitions prospectively from July 1, 2009.

[5]	Represents the loss on sale of Tyrecycle.

[6]	Represents the impact of the global financial crisis which resulted in impairment charges for asset rationalization, asset retirement and idling of certain yards.

[7]	Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalization of the Sims Metal Management Limited and Metal Management businesses.

[8]	These amounts are reflected in other, net.
          Despite enduring recessionary economic conditions, our revenue in fiscal 2009 increased 13% to A$8,641.0 million, even though year-over-year average selling prices declined. However, this increase was primarily due to the March 2008 merger with Metal Management. See detailed discussion below on revenue by segment and product group.
          Cost of materials and freight was A$7,191.9 million in fiscal 2009 compared to A$6,103.3 million in fiscal 2008. The increase was primarily due to higher material costs related to higher sales as a result of the merger with Metal Management. Cost of materials also includes the write-down of inventories to net realizable value of approximately A$119.4 million in fiscal 2009.
          Depreciation and amortization expense was A$170.8 million in fiscal 2009 compared with A$95.1 million in fiscal 2008. The increase primarily reflects the depreciation and amortization related to Metal Management, which is included for twelve months in fiscal 2009 compared to 3.5 months in fiscal 2008. Depreciation expense also increased due to higher levels of capital expenditures, which were A$187.5 million in fiscal 2009 compared to A$129.7 million in fiscal 2008.
          Finance costs were A$21.5 million in fiscal 2009 compared to A$34.4 million in fiscal 2008. The decrease was primarily due to lower borrowings as a result of cash flows generated from operations.
          Income from equity accounted investments was A$60.8 million in fiscal 2009 compared to A$64.6 million in fiscal 2008. Our most significant equity accounted investment, SA Recycling was formed in September 2007 and is only included in our fiscal 2008 results for 10 months. Income from SA Recycling was A$51.8 million in fiscal 2009 compared to A$47.4 million in fiscal 2008.
          In fiscal 2009, we recorded a goodwill impairment charge of A$191.1 million related to four

CGUs within the North America segment and one CGU in the Australasia segment.
          Other, net increased predominantly from a full year inclusion of Metal Management in fiscal 2009 versus 3.5 months in fiscal 2008 and the special charges recorded in fiscal 2009 which are noted above.
          Income tax expense was A$28.1 million in fiscal 2009 resulting in an effective tax rate of (23%) compared to A$220.5 million in fiscal 2008 and a corresponding effective tax rate of 33%. Although we incurred a loss before income tax of $122.2 million, an income tax provision was recognized due to the non-deductibility of the A$191.1 million goodwill impairment charge. Excluding the impact of the non-deductible goodwill, our effective tax rate was 40.8% which reflects the change in the geographical mix of our sources of income.
          Loss after tax was A$150.3 million in fiscal 2009 compared to profit after tax of A$440.1 million in fiscal 2008. The loss in fiscal 2009 was primarily due to the non-cash goodwill impairment charge and write-downs of inventories to net realizable value.
Results by segments
          The following table sets forth our revenue and earnings before interest and income taxes, or EBIT, by segment. In discussing the results of operations for our segments, we focus on EBIT which is a non-GAAP (IFRS or US) financial measure. EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. EBIT is not a measure that is recognized under IFRS and it may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of EBIT to profit/(loss) before income tax.

	Fiscal years ended June 30,
	2010		2009		2008
(in millions, except %)	A$	%	A$	%	A$	%
Sales by geography:
Australasia	1,221.3	16	1,158.6	13	1,745.1	23
North America	5,040.0	68	6,368.5	74	4,607.9	60
Europe	1,191.3	16	1,109.1	13	1,312.5	17

Total sales	7,452.6	100	8,636.2	100	7,665.5	100

Other revenue	5.9	0	4.8	0	5.0	0

Total revenue	7,458.5	100	8,641.0	100	7,670.5	100

Sales by product:
Ferrous metals	5,071.2	68	6,642.7	77	5,421.1	71
Non-ferrous metals	1,525.5	20	1,193.4	14	1,324.1	17
Recycling solutions	657.4	9	578.5	7	559.2	7
Secondary processing	198.5	3	221.6	2	361.1	5

Net sales	7,452.6	100	8,636.2	100	7,665.5	100

	Fiscal years ended June 30,
	2010		2009		2008
(in millions, except %)	A$	%	A$	%	A$	%

EBIT by geography:
Australasia	61.2	29	18.7	(18)	182.4	26
North America	80.3	39	(88.6)	86	415.7	60
Europe	66.6	32	(33.1)	32	94.0	14

Total EBIT	208.1	100	(103.0)	100	692.1	100

Reconciliation:
Total EBIT	208.1		(103.0)		692.1
Interest income	2.8		2.3		2.9
Finance costs	(16.4)		(21.5)		(34.4)

Profit/(loss) before tax	194.5		(122.2)		660.6

Fiscal 2010 compared with fiscal 2009
Australasia
          Sales in fiscal 2010 increased by A$62.7 million, or 5%, to A$1,221.3 million from A$1,158.6 million in fiscal 2009. EBIT in fiscal 2010 increased by A$42.5 million, or 227%, to A$61.2 million from A$18.7 million in fiscal 2009.
          Our Australasian business performed well in fiscal 2010 due to its leadership position in that market and against the backdrop of a healthy Australian economy in close proximity to rapidly growing Asian markets. During fiscal 2010, we made significant investments in our processing capabilities and, in fiscal 2011 we expect to continue investing in this critical region, including improving the non-ferrous recovery technology downstream of our shredders, among other projects.
          Higher sales and EBIT were also a result of higher scrap intake in the region which increased by 14% in fiscal 2010 to 1.7 million tons, from fiscal 2009.
North America
          Our North American metals business continued to face difficult conditions in fiscal 2010 as a result of inadequate scrap flows and tight ferrous margins associated with the weak and uneven US economic recovery. Sales in fiscal 2010 decreased by A$1,328.5 million, or 21%, to A$5,040.0 million from A$6,368.5 million in fiscal 2009. On a US dollar equivalent basis, sales in fiscal 2010 was down 7% to US$4,445.7 million as compared to fiscal 2009. Shipments in North America decreased 3% on the prior corresponding period.
          EBIT in fiscal 2010 was A$80.3 million compared to a loss of A$88.6 million in fiscal 2009. EBIT in fiscal 2010 was negatively impacted by inventory adjustments of A$18 million, while EBIT in fiscal 2009 was impacted by inventory adjustments of A$71 million and goodwill impairment charges of A$190 million. Excluding these adjustments, EBIT in fiscal 2010 would have been A$98.3 million compared to A$172.4 million in fiscal 2009. EBIT in North America was also impacted by the appreciation of the Australian dollar against the US dollar.
Europe
          Sales in fiscal 2010 increased by A$82.2 million, or 7%, to A$1,191.3 million from A$1,109.1 million in fiscal 2009. EBIT in fiscal 2010 was A$66.6 million compared to a loss of A$33.1 million in fiscal 2009.

          The increase in sales and EBIT was due to higher shipments and stronger performance from our European SRS businesses. EBIT in fiscal 2009 was impacted by inventory write-downs of A$38.9 million. The appreciation of the Australian dollar in fiscal 2010 against the British pound and Euro negatively impacted EBIT by A$12.4 million.
Sales by Product Group
          Ferrous sales were A$5,071.2 million in fiscal 2010 compared to A$6,642.7 million in fiscal 2009, representing a decrease of A$1,571.5 million, or 24%. The decrease in ferrous sales was due to weak demand for ferrous scrap metal as well as the appreciation of the Australian dollar against our other major currencies. In fiscal 2010, ferrous sales volumes (including brokerage) decreased by approximately 300,000 tons, to 12.3 million tons compared to 12.6 million tons in fiscal 2009.
          Non-ferrous sales were A$1,525.5 million in fiscal 2010 compared to A$1,193.4 million in fiscal 2009, representing an increase of A$332.1 million, or 28%. The increase was due to higher non-ferrous sales volumes (including brokerage), offset by the negative impact of the appreciation of the Australian dollar against our other major currencies. In fiscal 2010, non-ferrous sales volumes increased by approximately 101,000 tons, or 22%, to 565,000 tons compared to 464,000 tons in fiscal 2009.
          Recycling solutions sales were A$657.4 million in fiscal 2010 compared to A$578.5 million in fiscal 2009, which represented an increase of A$78.9 million, or 14%. The increase was mainly a result of improved prices and the impact of recent acquisitions in Europe and North America, offset by the negative impact of the appreciation of the Australian dollar against our other major currencies.
          Secondary processing sales were A$198.5 million in fiscal 2010 compared to A$221.6 million in fiscal 2009, which represented a decrease of A$23.1 million, or 10%.
Fiscal 2009 compared with fiscal 2008
Australasia
          Sales in fiscal 2009 decreased by A$586.5 million, or 34%, to A$1,158.6 million from A$1,745.1 million in fiscal 2008. EBIT in fiscal 2009 decreased by A$163.7 million, or 90%, to A$18.7 million from A$182.4 million in fiscal 2008.
          The decrease in sales was due to a 27% reduction in scrap tonnage processed and overall lower commodity prices. EBIT in Australasia was impacted by A$9 million of inventory adjustments, A$9 million of non-ferrous contract renegotiations and A$12 million of other abnormal items (including $1 million of goodwill impairment).
North America
          The global economic recession was particularly severe in North America, where approximately 55% of all new steel production was idled as of the end of June 2009. Sales in fiscal 2009 increased by A$1,760.6 million, or 38%, to A$6,368.5 million from A$4,607.9 million in fiscal 2008. EBIT in fiscal 2009 was a loss of A$88.6 million compared to income of A$415.7 million in fiscal 2008.
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

Europe
          Sales in fiscal 2009 decreased by A$203.4 million, or 15%, to A$1,109.1 million from A$1,312.5 million in fiscal 2008. EBIT in fiscal 2009 was a loss of A$33.1 million compared to income of A$94.0 million in fiscal 2008. The decrease in sales was due to a 20% reduction in scrap inflows and lower commodity prices. EBIT decreased as a result of A$39 million of inventory adjustments and A$8 million of non-ferrous contract renegotiations.
Sales by Product Group
          Ferrous sales were A$6,642.7 million in fiscal 2009 compared to A$5,421.1 million in fiscal 2008, representing an increase of A$1,221.6 million, or 23%. The increase in ferrous sales was mainly due to a full year contribution from Metal Management versus 3.5 months in fiscal 2008. In fiscal 2009, ferrous sales volumes (including brokerage) increased by approximately 1.7 million tons, or 15%, to 12.6 million tons compared to 10.9 million tons in fiscal 2008. However, overall ferrous commodity prices were lower in fiscal 2009.
          Non-ferrous sales were A$1,193.4 million in fiscal 2009 compared to A$1,324.1 million in fiscal 2008. Even though there was a full year contribution from Metal Management in fiscal 2009, non-ferrous sales decreased due to lower commodity prices and the impact of non-ferrous contract renegotiations. In fiscal 2009, non-ferrous sales volumes (including brokerage) increased by approximately 11,000 tons, or 2%, to 464,000 tons compared to approximately 453,000 tons in fiscal 2008.
          Recycling solutions sales were A$578.5 million in fiscal 2009 compared to A$559.2 million in fiscal 2008. Recycling solutions sales were also impacted in fiscal 2009 by lower commodity prices but volumes held steady.
          Secondary processing sales were A$221.6 million in fiscal 2009 compared to A$361.1 million in fiscal 2008, which represented a decrease of A$139.5 million, or 39%. The decrease in sales was primarily due to the sale of Sims Steel in fiscal 2008.
B. Liquidity and Capital Resources
Treasury responsibilities and philosophy
          The primary responsibilities of our treasury function are to secure access to capital resources, maintain an efficient capital structure, and manage the company’s liquidity, foreign exchange, interest rate and commodity price risk. Our overall financial risk management strategy seeks to mitigate these risks to reduce adverse volatility in these factors on our financial performance.
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
          For further information regarding our financial and capital risk management, including our use of derivatives, refer to Note 2 of the consolidated financial statements included in Item 18 of this annual report.

Sources of liquidity
          Our sources of liquidity include cash and cash equivalents, collections from customers and amounts available under our unsecured multi-currency/multi-option credit facilities, most of which are global in nature. In November 2009, we raised A$400.0 million via an institutional placement of our ordinary shares and in December 2009, we raised A$41.4 million from a share purchase plan. We received net proceeds of A$432.6 million after transaction costs. We believe these sources are adequate to fund operating expenses and related liabilities, planned capital expenditures and acquisitions, and the payment of cash dividends to shareholders for at least the next 12 months.
          As of June 30, 2010, our cash and cash equivalents amounted to A$132.3 million compared to A$69.5 million as of June 30, 2009. As of June 30, 2010, total borrowings were A$117.2 million compared to A$175.1 million as of June 30, 2009. The majority of our borrowings are from our credit facilities. We had available borrowing capacity under our credit facilities of A$1,276.0 million as of June 30, 2010, compared to A$856.5 million as of June 30, 2009. As of the date of this annual report, our borrowing capacity under our credit facilities has increased to A$1.5 billion.
          Our credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, HSBC Bank Australia Limited, or HSBC, National Australia Bank, or NAB, and Bank of America Corporation, N.A., or BOA. These credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities provided we are not in default and the borrowings do not exceed the commitment amount. Information about our credit facilities are as follows:

Maximum
Lender	Commitment	Maturity Date
CBA	A$450.0 million	December 31, 2011
WBC	A$400.0 million	August 1, 2011
HSBC	A$300.0 million	19 month notice from the lender
BOA	US$200.0 million	14 month notice from the lender
NAB	A$150.0 million	March 13, 2012
          With the exception of the BOA credit facility, all the other credit facilities provide for multi-currency borrowings. Borrowings under the CBA, WBC, HSBC and NAB credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar) or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility bears interest at either the US Federal Funds Rate plus a margin, the US Prime Rate or the Eurocurrency Floating Rate plus a margin. Our weighted average interest rate for fiscal 2010 was 2.1% compared to 3.6% for fiscal 2009.
          These credit facilities generally contain customary representations, warranties and covenants. Customary negative covenants include certain restrictions on our ability and that of our subsidiaries to engage in certain corporate transactions without such lender’s consent, including: (i) the creation of certain liens on our property; (ii) mergers, dissolution, liquidation or consolidation with or into another entity; (iii) certain dispositions of our property; engaging in any substantially different material line of business; and (iv) certain related party transactions.
          These credit facilities also require us to comply with certain financial covenants which are measured on a bi-annual basis. The primary financial covenants require us to have a minimum tangible net worth that is not less than 85% of our tangible net worth of the preceding year, a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense of not less than 3.5 to 1 and a ratio of total financial indebtedness to EBITDA that is not greater than 3.0 to 1. We were in compliance with all of our financial covenants as of June 30, 2010.
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
          All of our bank credit facility providers may either vary the terms of their facilities to their satisfaction during our annual repricing negotiations or, with varying notice periods, give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
Cash Flows
Fiscal 2010 compared with fiscal 2009
          Net cash used in operating activities was A$47.5 million in fiscal 2010 compared to cash generated from operating activities of A$554.4 million in fiscal 2009. The decrease was primarily due to an increase in working capital requirements. The increase in working capital was due to an increase in commodity prices which resulted in higher accounts receivable and inventory values.
          Net cash used in investing activities was A$248.6 million in fiscal 2010 compared with A$214.7 million in fiscal 2009. The increase was driven by acquisitions and the purchase of other financial assets, offset by lower capital expenditures. Payments for acquisitions were A$113.4 million in fiscal 2010 compared to A$76.0 million in fiscal 2009. Capital expenditures were A$120.9 million in fiscal 2010 compared to A$187.5 million in fiscal 2009. In fiscal 2009, we received A$39.7 million of cash from the sale of our non-core manufacturing businesses.
          Net cash from financing activities was A$359.3 million in fiscal 2010 compared to net cash used in financing activities of A$426.8 million in fiscal 2009. In fiscal 2010, we raised A$441.9 million from the issuance of shares. Cash dividends paid in fiscal 2010 was A$29.4 million compared to A$159.9 million in fiscal 2009.
          On October 22, 2010, we paid a dividend of A$0.23 per share to shareholders of record on October 8, 2010. The total amount of dividends paid was A$46.9 million which consisted of cash dividends of A$35.4 million and A$11.5 million of dividends reinvested into ordinary shares pursuant to our dividend reinvestment plan.
Fiscal 2009 compared with fiscal 2008
          Net cash from operating activities was A$554.4 million in fiscal 2009 compared with A$247.5 million in fiscal 2008. The increase was primarily due to working capital changes which generated cash of A$326.0 million in fiscal 2009 compared to cash used for working capital of A$209.2 million in fiscal 2008. The improvement in working capital was due to a significant decline in commodity prices which resulted in lower accounts receivable and lower inventory values.

          Net cash used in investing activities in fiscal 2009 was A$214.7 million compared with A$137.7 million in fiscal 2008. Cash used in investing activities increased in fiscal 2009 primarily due to higher capital expenditures and an increase in cash used for acquisitions. Capital expenditures in fiscal 2009 were A$187.5 million compared to A$129.7 million in fiscal 2008. Significant capital expenditures in fiscal 2009 include investments for recovery systems for automobile shredder residue and for the construction of a WEEE facility in the UK. Cash used for acquisitions was A$76.0 million in fiscal 2009 compared to A$58.5 million in fiscal 2008. In fiscal 2009, we received A$39.7 million of cash from the sale of our non-core manufacturing businesses. In fiscal 2008, we received a return of capital of A$48.5 million from our joint ventures.
          Net cash used in financing activities was A$426.8 million in fiscal 2009 compared to A$13.5 million in fiscal 2008. In fiscal 2009, we used cash generated from operations to repay outstanding borrowings resulting in a cash usage of A$265.3 million. In fiscal 2008, our borrowings increased by A$137.4 million primarily to fund our working capital needs. Cash dividends paid in fiscal 2009 were A$159.9 million compared to A$156.6 million in fiscal 2008. Although dividends per share decreased in fiscal 2009, the higher dividends were a result of the issuance of shares for the acquisition of Metal Management.
C. Research and Development, Patents and Licenses, etc.
          Not applicable.
D. Trends Information
          See “Item 5.A. — Operating Results” for information on material trends affecting our business and results of operations.
E. Off-Balance Sheet Arrangements
          Information related to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at June 30, 2010 are included in Notes 22 and 23 of the consolidated financial statements included in Item 18 of this annual report.
F. Tabular Disclosure of Contractual Obligations
          Our consolidated contractual obligations and commitments are summarized in the following table which includes aggregate information about our contractual obligations as of June 30, 2010 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

	Payments due by Period
					More
		Less than	1 to 3	3 to 5	than 5
(in millions of A$)	Total	1 Year	Years	Years	Years
Contractual Obligations
Long-term debt [1]	143.2	15.4	127.8	—	—
Capital expenditures	27.0	26.3	0.7	—	—
Derivatives — net settled	(4.4)	(4.4)	—	—	—
Derivatives — gross settled:
Inflows	(274.4)	(274.4)	—	—	—
Outflows	278.7	278.7	—	—	—
Pension plan contributions [2]	4.7	4.7	—	—	—
Operating leases	316.7	59.0	95.6	41.1	121.0

Total contractual cash obligations	491.5	105.3	224.1	41.1	121.0

[1]	Long-term debt includes interest based on the June 30, 2010 floating interest rates.

[2]	Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ended June 30, 2010. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
          Set forth below is information regarding the members of our Board of Directors, or the Board, as of October 1, 2010:

		Term
Name and Age	Title	Expires
Executive Directors:
Daniel W. Dienst, 45	Group Chief Executive Officer	#

Non-Executive Directors:
Paul J. Varello, 66	Chairman and Independent Non-Executive Director	2012
Norman R. Bobins, 67	Independent Non-Executive Director	2011
Geoffrey Brunsdon, 52	Independent Non-Executive Director	2012
J. Michael Feeney, 64	Independent Non-Executive Director	2012
Robert Lewon, 67	Independent Non-Executive Director	2011
Gerald E. Morris, 78	Independent Non-Executive Director	2011
Christopher J. Renwick, 67	Independent Non-Executive Director	2013*
M. Paul Sukagawa, 59	Non-independent Non-Executive Director	2012
James T. Thompson, 60	Independent Non-Executive Director	2012

#	Under our constitution, the Group Chief Executive Officer does not have a term limit.

*	Mr. Renwick was re-elected as an Independent Non-Executive Director at our annual general meeting on November 19, 2010.

Daniel W. Dienst
          Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr. Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc. which entity merged with the Company on March 14, 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002 to 2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.
Paul J. Varello
          Appointed as a director in November 2005, appointed Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Remuneration Committee and Nomination/Governance Committee. Mr. Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Norman R. Bobins
          Appointed as a director in March 2008. Chairman of the Finance & Investment Committee. He was formerly a director of Metal Management, Inc. (since 2006). Mr. Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr. Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006 to 2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002 to 2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr. Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc., Transco, Inc., and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.
Geoffrey Brunsdon
          Appointed as a director in November 2009. Member of the Risk, Audit & Compliance Committee and Finance & Investment Committee. Until June 2009, Mr. Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management (since November 2009), a director of Macquarie University Hospital and is a member of the Takeovers Panel. He was a member of the listing committee of the Australian Stock Exchange between 1993 and 1997 and was a Director of Sims Group Limited between 1999 and 2007. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. He is also involved in several non-profit organizations, including as Chairman of Redkite (supporting families who have children with cancer), and is a director of the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.
J. Michael Feeney
          Appointed as a director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee and Nomination/Governance Committee. Mr. Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that

Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Robert Lewon
          Appointed as a director in March 2008. Chairman of the Nomination/Governance Committee. Member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc. Mr. Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the company, he was a long-time advisor/consultant to TAMCO, the only steel mill in California.
Gerald E. Morris
          Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since January 2004) of Metal Management, Inc. Mr. Morris currently serves as President and CEO of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. He previously served as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.
Christopher J. Renwick
          Appointed as a director in June 2007. He is Mitsui’s designated independent director. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr. Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004), a director of Downer EDI Limited (since 2004), and Chairman of the Rio Tinto Aboriginal Fund (since 2004).
M. Paul Sukagawa
          Appointed as a director in November 2009. He is Mitsui’s designated representative director. Member of the Finance & Investment Committee and the Safety, Health, Environment & Community Committee. Mr. Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004 to 2007), President & CEO of PT. Mitsui Indonesia (2007—2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.
James T. Thompson
          Appointed as a director in November 2009. Member of the Safety, Health, Environment & Community Committee and the Risk, Audit & Compliance Committee. Mr. Thompson was, from 2004 until his retirement in 2007, Executive Vice President—Commercial for The Mosaic Company, one of the world’s largest fertilizer companies with sales of US$8 billion and some 7,500 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974 to 2004 in various roles at Cargill, Inc. of Minnesota, US leading to the position of President of Cargill Steel Group from 1996 to 2004. During that period he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr. Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin—Madison.

Executive Officers
          Set forth below is information regarding our executive officers as of October 1, 2010:

Name and Age	Title
Robert Larry, 49	Group Chief Financial Officer
Graham Davy, 45	CEO — European Metals and Sims Recycling Solutions — Global Operations
Robert Kelman, 46	President — Commercial, North America
Darron McGree, 62	Managing Director — Australia and New Zealand
Alan Ratner, 58	President — Operations, North America
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
Darron McGree
          Managing Director of Sims Group Australia Holdings Limited since 2005. Prior to that time, he held various senior management positions since joining Sims in 1983.
Alan Ratner
          President — Operations, North America since March 2008. President of Metal Management Northeast, Inc. from 2001 to March 2008.
B. Compensation
          The following section reports the remuneration to our Board and describes our compensation policies and actual compensation for our executive officers as well as our use of equity incentives.
Director Compensation
          Remuneration for non-executive directors, or NEDs, reflects our desire to attract, motivate and retain high quality directors and to ensure their active participation in the company’s affairs for the purposes of corporate governance, regulatory compliance and other matters to maximize shareholder value. We aim to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience. Executive directors do not receive any additional remuneration as a director.
          Annual NED fees are determined within an aggregate directors’ fee pool limit which is periodically recommended for approval by shareholders. The current pool limit is A$3,000,000, as approved at our annual general meeting on November 20, 2009. At that time, the pool was increased from A$2,500,000 to enable the appointment of an additional NED and to respond to foreign exchange fluctuations in the payment of fees to existing NEDs who are paid in currency other than Australian dollars: i.e. US dollars.
          NEDs receive an annual fee, paid either monthly or quarterly, for their services. NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the board. In addition, the Chairman of each board committee receives a fee for acting in such capacity. All of those fees are as outlined in the table below.

NED Fees	A$
Base fee (Chairman)	433,200
Base fee (Non-executive Director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
Chairman Nomination/Governance Committee	30,000
          A NED does not receive a fee for being a member (other than as a chair) of a board committee. NEDs receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the board or when otherwise engaged in the business of the company in accordance with board policy.
          NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments other than as noted below under Retirement benefits.
          NEDs may participate in the Sims Metal Management Deferred Tax Director and Employee Share Plan (NED Plan). Under the NED Plan, a NED agrees to contribute a nominated percentage of the annual fees received to fund the acquisition of shares in the company by the NED Plan trustee. There was no participation in this plan during fiscal 2010.
          NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs. Lewon and Morris hold stock options as a result of grants made by Metal Management prior to the merger with Sims in 2008.
          Our NED Retirement Allowance Scheme was discontinued effective June 30, 2006. The accrued amounts in respect of the remaining NEDs who had participated (Messrs. Mazoudier and Feeney) were frozen and have been indexed at 5% per annum until payment. For Australian resident NEDs, we withhold 9% of their fees and contribute on behalf of each such NED to a complying superannuation fund, as required by legislation. Mr. Mazoudier received A$977,123 from the NED Retirement Allowance Scheme upon his retirement on November 20, 2009.
          Details of the fees paid to NEDs in fiscal 2010 are set out below. Fees that were paid in US dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the tables below reflect the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment. For information with respect to the Sims shares and equity awards held by members of the Board, see “Item 6.E. — Share Ownership.”

	Short-
	Term	Post-Employment
(in A$)	Benefits	Benefits
			Retire-
		Super-	ment
Name	Cash Fees[6]	anuation	Benefits	Total
Paul J. Varello[1]	511,861	—	—	511,861
Norman R. Bobins[1]	279,017	—	—	279,017
Geoffrey Brunsdon	109,993	10,878	—	120,871
J. Michael Feeney	205,296	20,304	22,150	247,750
Masakatsu Iwanaga[2,3]	97,101	—	—	97,101
Robert Lewon[1]	262,853	—	—	262,853
Paul K. Mazoudier[2]	87,239	8,628	18,773	114,640
Gerald E. Morris[1]	316,120	—	—	316,120
Christopher J. Renwick	205,296	20,304	—	225,600
M. Paul Sukagawa[5]	119,533	—	—	119,533
James T. Thompson[1,4]	125,325	—	—	125,325

[1]	Messrs. Bobins, Lewon, Morris, Thompson and Varello are residents of the US and receive their payments in US dollars.

[2]	Messrs. Iwanaga and Mazoudier retired from the Board on November 20, 2009.

[3]	Mr. Iwanaga is a resident of Japan and receives his payments in Japanese yen.

[4]	Mr. Thompson was appointed to the Board on November 20, 2009.

[5]	Mr. Sukagawa was appointed to the Board on November 20, 2009 as a representative director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his director fees are paid to a Mitsui affiliate.

[6]	Figure shown is after fee sacrifice to superannuation.
Executive Officer Compensation
          The following table sets forth remuneration paid to our executives in fiscal 2010. Certain executive directors and executive officers are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. For information with respect to the Sims shares and equity awards held by executive officers, see “Item 6.E — Share Ownership.”

				Pension	Other		Share-
				and	Long-	Termin-	based
		Cash	Other	Super-	Term	ation	Pay-
Name	Salary[1]	Bonus[2]	Benefits[3]	annuation	Benefits[4]	Benefits	ments[5]	Total
	(in A$)
D. Dienst[6]	1,417,073	368,439	394,689	7,507	13,657	—	2,574,459	4,775,824
J. Sutcliffe[7]	449,095	387,000	35,209	484,290	1,981,054	1,551,200	1,328,297	6,216,145
T. Bird[6,8]	56,192	—	5,714	5,878	—	—	(664,803)	(597,019)
G. Davy[6]	483,361	943,588	34,288	35,273	—	—	899,728	2,396,238
R. Kelman[6]	708,536	141,707	204,684	22,257	—	—	724,993	1,802,177
R. Larry[6]	708,536	708,536	113,461	20,006	14,001	—	867,373	2,431,913
D. McGree	573,743	1,029,977	21,449	100,580	27,328	—	712,110	2,465,187
A. Ratner[6]	708,536	141,707	34,091	7,507	14,001	—	807,306	1,713,148

[1]	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

[2]	Cash bonus amount reflects the amount accrued for the fiscal 2010 short-term incentive plan for all executives, except Mr. Sutcliffe, as well as a special bonus for Mr. Larry.

[3]	Other short-term benefits include auto allowances, health and life insurance benefits, and accrued annual leave during the period. The amount for Messrs. Dienst, Larry and Kelman includes a one-time payment to buy out accrued annual leave from a discontinued plan for all US employees. The amount for Mr. Dienst also includes payments for personal security and a A$172,236 reimbursement for a redundant state tax payment (including gross-up) made due to a state jurisdiction dispute.

[4]	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.

[5]	Share-based payments represent the accounting expense (as computed pursuant to IFRS 2 Share-based Payment) recognized for share-based awards.

[6]	Messrs. Dienst, Larry, Ratner and Kelman are residents of the US and receive their cash payments in US dollars. Messrs. Bird and Davy are residents of the UK and receive their cash payments in pounds sterling.

[7]	Mr. Sutcliffe’s agreement was terminated by way of redundancy on August 26, 2009.

[8]	We accepted the resignation of Mr. Bird on August 17, 2009. Under the terms of his resignation, Mr. Bird forfeited any entitlement to a bonus payment and unvested share-based awards. Share-based payment amount for Mr. Bird reflects the reversal of previously recognized share-based expense.
Share-based Plan Awards
          During fiscal 2010, the following grants of options were made to executive officers. The options vest equally over three years beginning on August 31, 2010.

Name	Grant Date	Number Granted	Exercise Price	Expiration Date
Ordinary shares (A$)
G. Davy	November 23, 2009	37,231	$21.95	November 23, 2016
D. McGree	November 23, 2009	46,908	$21.95	November 23, 2016

ADS (US$)
D. Dienst	November 23, 2009	178,037	$20.57	November 23, 2016
R. Kelman	November 23, 2009	44,914	$20.57	November 23, 2016
R. Larry	November 23, 2009	56,142	$20.57	November 23, 2016
A. Ratner	November 23, 2009	44,914	$20.57	November 23, 2016
          During fiscal 2010, the following grants of performance rights were made to executive officers. The performance rights will vest on August 31, 2012 subject to the achievement of a total stockholder return over a three-year period commencing on July 1, 2009.

Name	Grant Date	Number Granted
D. Dienst	November 23, 2009	197,006
G. Davy	November 23, 2009	16,928
R. Kelman	November 23, 2009	25,531
R. Larry	November 23, 2009	31,914
D. McGree	November 23, 2009	20,728
A. Ratner	November 23, 2009	25,531
          In addition, we made a restricted share award of 15,782 shares to Mr. Larry on February 18, 2010 which vests over three years based on continuous service.
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
          The Board is responsible for the corporate governance and overall performance of the Company and for providing strategic guidance for our business. The Board’s responsibilities encompass the setting of key objectives, monitoring performance and ensuring our internal control, risk management and reporting procedures are adequate and effective.
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
Remuneration Committee
          The Remuneration Committee of the Board is comprised of at least three directors, with a majority being independent. The current members of the Remuneration Committee are J. Michael Feeney (Chair), Paul J. Varello and Gerald E. Morris.
          The primary role of the Remuneration Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies which are observed and which enable us to attract and retain executives and directors who will create value for our shareholders. The Remuneration Committee has responsibility for, among other things, reviewing and making recommendations to the Board on:
•	remuneration and incentive performance packages of the CEO and direct reports to the CEO;

•	recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of annual fees paid to the non-executive directors.
Risk, Audit & Compliance Committee
          The Risk, Audit & Compliance Committee, or RAC, is comprised of at least three directors, each of whom must be independent. All RAC members must be financially literate and have an understanding of the industry in which we operate. At least one member must have accounting or related financial management expertise, either as being a qualified accountant, or other financial professional with experience of financial and accounting matters. The current members of the RAC are Gerald E. Morris

(Chair), Geoffrey N. Brunsdon, J. Michael Feeney and James T. Thompson.
          The RAC assists the Board in fulfilling its responsibility to oversee the quality and integrity of accounting, auditing and reporting practices. In particular, the primary role of the RAC is to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to our accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes commercial insurance coverage), internal and external audit functions, and compliance with legal and regulatory requirements. The specific functions of the RAC are set out in its charter and include:
•	reviewing and assessing the internal and external reporting of financial information;

•	assessing management processes supporting the integrity and reliability of our financial and management reporting systems and our external reporting;

•	overseeing the relationship with and performance of the external auditor and assessing the independence of the external auditor; and

•	overseeing the performance of the internal audit function.
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
Safety, Health, Environment & Community Committee
          The SHEC Committee is comprised of at least three directors, of whom one at least must be independent. The current members of the SHEC Committee are Christopher J. Renwick (Chair), Daniel W. Dienst, Robert Lewon, James T. Thompson and M. Paul Sukagawa.
          The primary role of the SHEC Committee is to provide additional focus and advice to the Board on key SHEC issues and to assist the Board to fulfill and discharge its SHEC obligations.
Nomination/Governance Committee
          The Nomination/Governance Committee is comprised of at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Robert Lewon (Chair), Paul J. Varello, J. Michael Feeney, Daniel W. Dienst, and Gerald E. Morris.
          The Nomination/Governance Committee is responsible for recommending new nominees for membership of the Board and assessing necessary and desirable competencies of Board members. The Nomination/Governance Committee is also responsible for reviewing our corporate governance procedures and recommending changes to the Board as appropriate; developing a plan for Board succession, including the succession of the Chairperson of the Board and the CEO, and monitoring succession plans for our management levels and key resources; and establishing procedures for and overseeing the evaluation of the Board.
Finance & Investment Committee
          The Finance & Investment Committee, or FIC, is comprised of at least three directors of whom one at least shall be independent. The current members of the FIC are Norman R. Bobins (Chair), Geoffrey N. Brunsdon, Daniel W. Dienst, Robert Lewon, Christopher J. Renwick, M. Paul Sukagawa and

Paul J. Varello.
          The primary role of the FIC is to review, advise and report to the Board on the management of our financial resources and invested assets, shareholder dividend policy and shareholder dividends, our capital plan and capital position, debt levels, evaluation of acquisitions and other financial matters. The FIC also reviews broad investment policies and guidelines and makes recommendations to the Board.
D. Employees
          We had 5,572 employees as of June 30, 2010. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2010	2009	2008
Australasia	895	945	1,099
North America	3,370	3,248	3,574
Europe	1,307	1,340	1,312

Total employees	5,572	5,533	5,985

          The increase in the number of employees from June 30, 2009 to June 30, 2010 was due to additions from acquisitions during the fiscal year. The decrease in the number of employees from June 30, 2008 to June 30, 2009 was a result of company-wide cost rationalization measures.
          We have a mix of collective “at will” and individually negotiated employment arrangements throughout North America, Australasia and Europe.
          In locations where our employees are represented by unions, we work closely with the unions to maintain positive labor relations. We had no significant strikes or other industrial actions during fiscal 2010 and successfully renegotiated the collective bargaining agreements that expired during the fiscal year. We believe that successful relations with all our employees, unionized and non-unionized, must be built on values of mutual trust and respect.
          Management believes that we have a good relationship with our employees and with the labor unions.
E. Share Ownership
          Details regarding share ownership, as well as potential ownership interest through holding of equity-based incentives, of the members of our Board and our executive officers are set forth in Note 25 of the consolidated financial statements included in Item 18 of this annual report.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
          As of September 10, 2010, to the knowledge of Sims, the following persons, having provided us with substantial shareholder notices in accordance with the Corporations Act of Australia, beneficially owned 5% or more of Sims ordinary shares:

Principal Beneficial Shareholders	Number of Shares	Percentage
Mitsui Raw Materials Development Pty Limited	36,151,787	17.72%
M & G Investment Funds	20,094,157	9.85%
Legg Mason Asset Management Limited	12,374,033	6.06%
IOOF Holdings Limited	10,267,704	5.03%
          As of September 10, 2010, the following persons were registered at Sims’ share registry as holding 5% or more of Sims ordinary shares:

Principal Registered Shareholders	Number of Shares	Percentage
National Nominees Limited	47,674,996	23.37%
Mitsui Raw Materials Development Pty Limited	33,486,787	16.42%
HSBC Custody Nominees (Australia) Limited	31,776,010	15.58%
J.P. Morgan Nominees Australia Limited	26,955,367	13.21%
          Shareholders of the company do not have different voting rights. Mitsui Raw Materials Development Pty Limited holds approximately 18% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, Mr. Sukagawa is Mitsui’s designated representative director and Mr. Renwick is Mitsui’s designated independent director.
          As of June 30, 2010, there were 203,881,274 ordinary shares outstanding, of which 4,390,914 ordinary shares were held by 36 registered holders with a registered address in the US and 27,204,320 ADSs were held by 247 registered holders with a registered address in the US. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
B. Related Party Transactions
          Transactions with related parties during fiscal 2010 that are material to us or to a related party are presented in Note 30 of the consolidated financial statements included in Item 18 of this annual report.
C. Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
          Our consolidated financial statements are set out on pages F-1 to F-62 in Item 18 of this annual report.

Export Sales
          The total sales made outside of Australia in fiscal 2010 were A$6947.3 million which represented 93% of total sales of A$7,452.6 million.
Legal Proceedings
          Various claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. In the opinion of management, any liability will not materially affect our consolidated financial position, results of operations or cash flows.
Dividend Policy
          Under our constitution, our Board may, from time to time, determine that a dividend is payable to our shareholders. Subject to our constitution, the Corporations Act, the listing rules of the ASX and the rights of holders of shares with special rights as to dividends, dividends are to be apportioned and paid among our shareholders in proportion to the amounts paid up (not credited) on the shares held by the shareholders. In relation to partly paid shares, any amount paid on a share in advance of a call will be ignored when calculating the relevant proportion. We presently expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our profit after tax, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of net profit.
          On June 28, 2010, new dividend laws came into effect in Australia under the Corporations Act and apply to all Australian incorporated companies. The previous law, which required dividends to be only paid from profits, has been abolished. This has now been replaced with a three tiered solvency test which requires:
•	assets to exceed its liabilities immediately before the dividend is declared and the excess to be sufficient for the payment of the dividend; and

•	the payment of the dividend to be fair and reasonable to shareholders as a whole; and

•	the payment of the dividend to not materially prejudice the ability to pay its creditors.
          At our annual general meeting on November 19, 2010, our shareholders approved an amendment to our constitution to replace the profits test with the solvency test.
          The Board may deduct from any dividend payable to a shareholder all sums of money presently payable by the shareholder to Sims on account of calls on shares held by it or otherwise.
          In addition, we have adopted a dividend reinvestment plan, which permits eligible participants to elect to be issued Sims ordinary shares in lieu of a cash dividend for some or all of their Sims ordinary shares. ADS holders cannot participate in the dividend reinvestment plan.
B. Significant Changes
          No matters or circumstances have arisen since June 30, 2010 that have significantly affected, or may significantly affect, our operations, results of operations or state of affairs in subsequent accounting periods.

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

	ASX Price		NYSE Price Per Share
	Per Share A$		US$
	High	Low	High	Low
Year ended June 30, 2010:
First Quarter	29.15	22.10	23.74	18.21
Second Quarter	24.00	19.38	22.11	17.11
Third Quarter	25.50	18.86	23.60	16.30
Fourth Quarter	23.43	16.34	21.47	14.10

Year ended June 30, 2009:
First Quarter	43.20	27.22	41.49	20.00
Second Quarter	29.99	10.68	23.37	6.97
Third Quarter	20.61	14.44	14.87	9.39
Fourth Quarter	27.19	16.90	22.78	11.90

Year ended June 30, 2008	42.41	29.62	40.99	27.25
Year ended June 30, 2007	28.65	22.62	n/a	n/a
Year ended June 30, 2006	20.60	14.03	n/a	n/a

Most recent six months:
November 2010	18.32	16.21	17.36	16.00
October 2010	17.95	15.23	17.60	15.45
September 2010	19.00	16.51	17.79	15.27
August 2010	18.48	15.38	16.74	13.00
July 2010	18.74	15.72	16.90	16.47
June 2010	19.00	16.34	17.18	14.10
B. Plan of Distribution
          Not applicable.
C. Markets
          See “Item 9.A. — Offer and Listing Details.”

D. Selling Shareholders
          Not applicable.
E. Dilution
          Not applicable.
F. Expenses of the Issue
          Not applicable.
Item 10. Additional Information
A. Share Capital
          Not applicable.
B. Memorandum and Articles of Association
General
          We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our registered company number is 114 838 630. Our constitution does not specify the objects and purposes of the company. The rights of our shareholders are set forth in our constitution, which is similar in nature to the certificate of incorporation and bylaws of a company incorporated under state corporation laws in the US. Our constitution is subject to the terms of the listing rules of the ASX and the Corporations Act. Our constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.
          Our current constitution was adopted on October 21, 2005 and was amended on November 19, 2010. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor does it provide a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution filed as Exhibit 1.1 hereto.
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
          Subject to the Corporations Act and the listing rules of the ASX, neither a director nor his or her alternate may vote at any Board meeting about any contract or arrangement in which the director has, whether directly or indirectly, a material personal interest. However, that director may execute or otherwise act in respect of that contract or arrangement. Any director who has a material personal interest in a matter that relates to the company’s affairs must give the other directors notice of that interest, unless the interest is of a type referred to in section 191(2)(a) of the Corporations Act, or all of the conditions referred to in section 191(2)(c) of the Corporations Act are satisfied. The director must declare the nature and extent of the director’s interest and the relation of the interest to the company’s affairs at a Board meeting as soon as possible after the director becomes aware of his or her interest in the matter. A director who has an interest in a matter may give a standing notice to the other directors of the nature and extent of that director’s interest in the matter in accordance with section 192 of the Corporations Act. Any director who holds any office or possesses any property whereby the holding or possession might (whether directly or indirectly) create conflicting duties or interests with those as a company director must declare the fact of holding that office or possessing that property, and the nature and extent of any conflict, at the first Board meeting held after he or she becomes a director or (if already a director) at the first Board meeting held after he or she becomes aware of the relevant facts.
          We may in general meeting, from time to time, determine the maximum aggregate cash remuneration to be paid to the non-executive directors for services rendered as directors. At our annual general meeting on November 20, 2009, our shareholders approved an increase in the maximum aggregate remuneration to A$3.0 million. The directors may divide the remuneration among themselves in any proportions and in any manner as they may from time to time determine. If the directors do not or are unable to agree as to the apportionment of the remuneration, it will be divided among them equally. If any director performs extra services or makes special exertions (at the Board’s request), such as going or living abroad, serving on any Board committee, or otherwise for any company purpose, we may remunerate that director by paying for those services and exertions.
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
          A sum called in respect of a share and not paid on or before the date for payment bears interest from the date for payment to the time of actual payment at any rate as the Board may determine. The Board may waive payment of interest, either in whole or in part.
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
Annual General Meetings and General Meetings of Shareholders
          Under the Corporations Act and our constitution, there are two types of shareholders’ meetings: annual general meetings and general meetings. Annual general meetings, under the Corporations Act, are required to be held at least once every calendar year and within five months after the end of our fiscal year.
          General meetings of shareholders may be called by the Board. Under the Corporations Act, notice of a general meeting must be given to our shareholders at least 28 days before the date of such general meeting. The notice must specify the date, time and place of the general meeting and state the general nature of the business to be transacted at the general meeting. Under the Corporations Act, a general meeting of shareholders may be called by shareholders holding at least 5% of the total votes that may be cast at the meeting or at least 100 shareholders who are entitled to vote. A quorum for a general meeting is three shareholders.
          All shareholders are entitled to attend annual general meetings and general meetings, in person or by proxy, attorney or corporate representative.
Foreign Ownership Regulation
          Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 which impose certain conditions on, or approvals in respect of, the foreign ownership of Australian companies, there are no limitations imposed by law, or our constitution, on the rights of non-residents of Australia or foreign persons to hold or vote the ordinary shares or ADSs that would not apply generally to all shareholders.

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
          Generally, a company listed on the ASX may not acquire a substantial asset from, or dispose of a substantial asset to, a person who (together with associates) controls more than 10% of such company’s voting shares, or issue securities to a related party, unless such transaction has been approved by such company’s shareholders. The Corporations Act also imposes limitations on transactions between public companies and related parties which do not have shareholder approval (unless certain exceptions apply).
          Clause 13 of our constitution, which relates to the making of proportional takeover bids, has lapsed by operation of the Corporations Act and it has no affect.
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
C. Material Contracts
          The following are material contracts, other than contracts entered into the ordinary course of business, which we have entered into during the last two years immediately preceding the date of filing of this annual report.
Primary Credit Facilities Provided by CBA, WBC, HSBC, BOA and NAB
          A summary of the contracts governing our primary credit facilities provided by CBA, WBC, HSBC, BOA and NAB is provided above in “Item 5.B. — Liquidity and Capital Resources.”
D. Exchange Controls
          The Australian Banking (Foreign Exchange) Regulations 1959 and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. We are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:
•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia;

•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs and the Department of Foreign Affairs and Trade, or DFAT, for certain payments or dealings in or out of Australia to or on behalf of:
•	members of the previous government of Iraq, its senior officials and their immediate families;

•	certain supporters of the former government of the Federal Republic of Yugoslavia;

•	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals such as Al-Qaida;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain Burmese regime figures and supporters;

•	certain entities associated with North Korea; or

•	certain entities and persons associated with Iran; and
•	sanctions with respect to financial transactions also exist in relation to certain individuals and entities in the Democratic Republic of Congo, Eritrea, Liberia, Sudan, Cote d’Ivoire, Sierra Leone, Lebanon and Somalia. These sanctions are administered by DFAT, based on the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth).
          This list is subject to change from time to time. Accordingly, at the present time, remittance of dividends on our ordinary shares to the depositary is not subject to exchange controls.
          Other than under the Corporations Act 2001, the Australian Foreign Acquisitions and Takeovers Act 1975, the Income Tax Assessment Act 1936 (insofar as such laws apply) or as contained in applicable Australian government policy (and except as otherwise described above), there are no limitations, either under Australian law or under our constitution on the right to hold or vote Sims ordinary shares.
E. Taxation
Australian taxation
          The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary shares (including ADSs). The statements concerning Australian taxation set out below are based on the laws in force at the date of this annual report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any changes in the Tax Treaty occurring after that date.
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
          When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits, which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits.
          While a company is no longer restricted to only declaring dividends out of earnings and profits, the extent to which a dividend is franked depends in broad terms upon a company’s available franking credits and the nature of that dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.
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
          Dividends paid to non-resident shareholders that are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked and not paid out of conduit foreign income. In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. Where a US company holds directly at least 10% of the voting interest in the company paying the dividend, the withholding tax rate is reduced to 5%.
          In the case of residents of the US that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, the dividends will not be subject to dividend withholding tax. Rather, such dividends will be taxed on a net assessment basis in Australia and, where the dividends are franked, entitlement to a tax offset against Australian income tax payable by the shareholder may arise to the extent of the franking credits.
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
          We will send shareholders statements indicating the extent to which dividends are franked or paid out of conduit foreign income, and the amount of tax (if any) withheld.
          A US holder of ordinary shares (who is also not a tax resident of Australia and who does not hold ordinary shares as a business asset through a permanent establishment in Australia) with no other Australian source income is not required to file an Australian tax return.
Gain or loss on disposition of shares
          The Australian income tax treatment in respect of the disposition of shares will depend on whether the investor holds the shares on capital or revenue account. This will be a question of fact (as opposed to a bright line holding period test) and each investor will need to consider its own circumstances.
Capital Account
          Under existing law, a resident of the US disposing of shares in an Australian company will be free from capital gains tax in Australia except where:
(a)	the shares are held as part of a trade or business conducted through a permanent establishment in Australia; or

(b)	the shareholder and its associates hold (or have held the shares for a 12 month period during the last 24 months) an interest of 10% or more in the issued capital of the company and more than 50% of the market value of the company’s assets relate to Australian real property.
          If either of the above exceptions apply, capital gains tax in Australia is payable as follows:
(i) Individual Investor
          Capital gains tax is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of shares acquired on or after 11:45 a.m. on September 21, 1999 and held for at least 12 months. For shares considered to be acquired for Australian tax purposes prior to 11:45 a.m. on September 21, 1999, individuals will be able to choose between the following alternatives:
•	taxed on any capital gain after allowing for cost base indexation up to September 30, 1999 (essentially when indexation ceased) where the shares have been held for at least 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period to September 30, 1999); or

•	taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for at least 12 months.
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
(ii) Corporate Investor
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
          Excess capital losses can only be offset against future capital gain where certain loss recoupment tests are satisfied. There may be other special rules which apply to the taxation of capital gains for other types of entities.
Revenue Account
     Under Australia’s domestic income tax provisions, a non-resident of Australia is taxed on profits arising on the sale of shares where that profit is on revenue account and has an Australian source. The source of profit is a question of fact and will need to be assessed by the investor. Where the gain is taxable, the Tax Treaty may apply as follows:
(a)	If the US investor holds the shares as part of a trade or business conducted through a permanent establishment in Australia, any profit on disposal would be assessable and subject to ordinary income tax. (Any losses on disposal may constitute an allowable deduction.)

(b)	If the US investor does not hold the shares as part of a trade or business conducted through a permanent establishment in Australia, then the Tax Treaty should operate to ensure that the taxing of any profits arising on the sale of shares should only occur in the US even if the source of that profit is Australian. The only exception is if the profits are in respect of the disposal of shares which consist wholly or principally of real property situated in Australia in which case Australia will have taxing rights under the Tax Treaty.
          Any taxable gain would be fully taxable, that is, there is no concession to reduce the gain for inflation or apply a discount to reduce the gain. If a gain is taxable, any capital gain on the sale should be reduced to nil under specific anti-duplication rules.
          There should be no Australian stamp duty, goods and services tax or transfer taxes on the sale, disposal or exchange of ordinary shares by a US shareholder.
          Australia does not impose any gift, estate, death, or other duty in respect of the gift, devise or bequest of ordinary shares by a US shareholder.
US Federal taxation
          The following discussion is a summary of certain US federal income tax consequences of owning ordinary Shares or ADSs. This section is based on the US Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis. This discussion does not address effects of any state or local tax laws. The specific tax position of each investor will determine the applicable US federal, state and local income tax implications for that investor and we recommend each investor consult their own tax adviser concerning the implications of receiving dividends and owning and disposing of ordinary shares or ADSs. This section does not apply to you if you are not a “US holder” as defined below.
          For purposes of this discussion, you are a “US holder” if you are a beneficial owner of shares and you are:
•	a citizen or resident of the US;

•	a domestic corporation;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decision of the trust.
Taxation of dividends
          Under the US federal income tax laws, and subject to the discussion below under “Passive foreign investment company,” if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum long-term capital gains tax rate of 15% provided that the US holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements otherwise ordinary income tax rates will apply.
          As a general rule, dividends paid by a foreign corporation will not constitute qualified dividend income if such corporation is treated, for the tax year in which the dividend is paid, or the preceding tax year, as a passive foreign investment company, or a PFIC, for US federal income tax purposes. We do not believe that we will be classified as a PFIC for US federal income tax purposes for our current taxable year or that we were classified as a PFIC in a prior taxable year, and therefore dividends we pay with respect to our shares generally will be qualified dividend income. However, see the discussion under “Passive foreign investment company” below. Absent new legislation extending current rates, dividends paid in taxable years beginning on or after January 1, 2011 will be subject to ordinary income tax rates.
          You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your ordinary shares and thereafter as capital gain.
          Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum long-term capital gain 15% rate.
          Dividends will be income from sources outside the US. Under the foreign tax credit rules, dividends paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, but dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
Taxation of capital gains
          Subject to the discussion below under “Passive foreign investment company,” if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognized before January 1, 2011 is generally taxed at preferential rates where the holder has a holding period greater than one year. There are limitations on the deductibility of capital losses.
Passive foreign investment company
          Special US federal income tax rules apply to US holders owning shares of a PFIC. We believe that we were not a PFIC for US federal income tax purposes in any prior taxable year and that we will not be classified as a PFIC for the current taxable year, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. We will generally be considered a PFIC for any taxable year if either (i) at least 75% of our gross income is passive income (the “Income Test”), or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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
          Alternatively, a US holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of dividends” would not apply.
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
          If a non-US corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a qualified electing fund, or QEF, election to include its pro rata share of the corporation’s income on a current basis. You may make a QEF election with respect to us only if we agree to furnish you annually with certain tax information. However, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions you receive on the ADSs or ordinary shares, and any gain realized on the disposition of the ADSs or ordinary shares.
          The rules applicable to owning shares of a PFIC are complex, and each US holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.
Information reporting and backup withholding
          Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a US holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.
          Payments to Non-US holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, a Non-US holder may be required to establish that exemption by providing certification of non-US status on an appropriate Internal Revenue Service Form W-8.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
          In the normal course of business, our activities result in exposure to a number of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. Our overall financial risk management strategy seeks to mitigate these risks and reduce volatility on our financial performance. Refer to Note 2 of the consolidated financial statements included in Item 18 of this annual report for detailed information on our financial and capital risk management.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
          Not applicable.
B. Warrants and Rights
          Not applicable.
C. Other Securities
          Not applicable.
D. American Depositary Shares
          The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS program, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2009, the depositary reimbursed us in the amount of US$98,062.
          The fees and charges payable by holders of our ADSs include the following:
•	a fee not in excess of US $5 per 100 ADSs for the execution and delivery of receipts and the surrender of receipts;

•	a fee not in excess of US $0.01 per ADS for each cash distribution pursuant to the deposit agreement; and

•	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.
          Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:
•	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying any ADS;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

•	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

•	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
          Under the supervision and with the participation of our management, including the Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2010. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Group Chief Executive Officer and Group Chief Financial Officer, to allow timely discussions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
          Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Under the supervision and with the participation of management, including our Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2010. The effectiveness of our internal control over financial reporting as of June 30, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.
Changes in Internal Control over Financial Reporting
          There have been no changes in internal control over financial reporting during the fiscal year ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
          The Board has determined that each of Geoffrey Brunsdon, J. Michael Feeney and Gerald E. Morris are an “audit committee financial expert” as defined in Item 16A of Form 20-F. All members of the RAC are an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.
Item 16B. Code of Ethics
Code of Conduct
          Our Code of Conduct applies to all directors, officers and employees. It underpins our commitment to integrity, fair dealing and compliance with the law in its business affairs, and sets out expected standards of conduct with respect to all stakeholders, including fellow employees, customers, suppliers, shareholders and the community. The Code of Conduct is designed to encourage ethical and appropriate behavior by all of our personnel, and addresses a wide range of responsibilities to stakeholders, including conflicts of interest, security of information, use of our assets and resources, discrimination and harassment, occupational health and safety, and the prohibition of corrupt conduct and the consequences in the event thereof.
          The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. We have implemented the Sims Metal Management Limited Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behavior to an external third party. We also conduct employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world. The Code of Conduct is available on our website at www.simsmm.com, under Corporate Governance.
Anti-corruption Code
          In addition to the Code of Conduct, we have adopted an Anti-corruption Code which has been developed to aid our employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Anti-corruption Code sets out our policy in relation to conflicts of interests, gifts and hospitality, relationships with governments and political contributions. The Anti-corruption Code is available on our website at www.simsmm.com, under Corporate Governance.
Dealing in Sims Metal Management Limited Securities
          Directors and employees are bound by our policy on dealing in the securities of the Company. Under the policy, directors, senior executives and other designated persons may only buy or sell our securities during the period from 24 hours to 28 days after the release of our yearly, half-yearly or quarterly results announcements or during such period following the conclusion of the annual general meeting, or during the currency of any capital raising prospectus issued by us or a takeover bid for us, or otherwise in accordance with a properly qualified sale plan that is validly established under Rule 10b5-1 of the Securities Exchange Act of 1934. Our policy titled “Dealing in Sims Metal Management Limited Securities” is available on our website at www.simsmm.com, under Corporate Governance.
Item 16C. Principal Accountant Fees and Services
          The remuneration of our independent auditors (PricewaterhouseCoopers) for the last two fiscal years, including audit fees, audit related fees, tax fees and all other fees, is set forth in Note 26 of the consolidated financial statements included in Item 18 of this annual report.
Pre-Approval Policies and Procedures
          The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our RAC. Accordingly, the RAC has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services, including tax-related services, must be pre-approved by the RAC, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the RAC of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. All non-audit services provided by our independent auditors in fiscal 2010 were approved in accordance with the Pre-Approval Policy.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
          Not applicable.
Item 16G. Corporate Governance
          Under the NYSE’s corporate governance standards as codified under Section 303A of the NYSE Listed Company Manual, or the NYSE listing rules, foreign private issuers, such as Sims, are permitted to follow home country practice in lieu of the NYSE listing rules, except for the rule regarding compliance with Rule 10A-3 of the Exchange Act and certain certification requirements contained in the NYSE listing rules. Also, the NYSE listing rules require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those followed by listed domestic companies under the NYSE listing rules. Such significant differences are described below.
          Following a comparison of our corporate governance practices with the requirements of the NYSE listing rules, the following significant differences were identified:
•	the Nomination/Governance Committee is not composed entirely of independent directors.

•	the Nomination/Governance Committee Charter does not include a mandate to:
•	develop and recommend to the Board a set of corporate governance principles applicable to the corporation (which is largely a Board function), though it does mandate the Nomination/Governance Committee to review our corporate governance procedures and any statement on corporate governance and recommend changes to the Board as appropriate;

•	select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders (this is governed by our constitution); or

•	oversee the evaluation of management (the Board undertakes an evaluation of the Group Chief Executive Officer, and the Group Chief Executive Officer evaluates other management).
•	the Remuneration Committee charter does not:
•	include a mandate to review and approve the corporate goals and objectives relevant to Group Chief Executive Officer compensation, evaluate the Group Chief Executive Officer ’s performance in light of those goals and objectives and, either as a Committee or together with the other independent directors (as directed by the Board), determine and approve the Group Chief Executive Officer ’s compensation level based on this evaluation (these responsibilities rest with the Board, although the Committee’s charter does include a mandate to review and make recommendations to the Board on remuneration policies and practices for the Group Chief Executive Officer, and the remuneration and incentive performance package of the Group Chief Executive Officer, as well as overseeing the annual performance appraisal of the Group Chief Executive Officer);

•	specify the qualifications of its members or its reporting obligations to the Board;

•	include a mandate to report on executive officer compensation (such disclosure is made in the remuneration report in our annual report); or

•	give the Remuneration Committee sole authority to retain and terminate a search firm or to approve a consultant’s fees and other retention terms (although the Remuneration Committee is authorized to obtain professional advice on any matters within its charter).
•	Shareholders are not provided the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans, such as our Long Term Incentive Plan (as this is not obligatory under the Australian Securities Exchange Listing Rules).

•	We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by Australian Securities Exchange Listing Rules, which are available in our annual report and on our website. Specifically, we do not have corporate governance guidelines with respect to the procedure for how a director may access management, or director compensation information (however, such disclosure is made in the remuneration report in our annual report).

PART III
Item 17. Financial Statements
          Not applicable.
Item 18. Financial Statements
          The following consolidated financial statements are filed as part of this annual report:

Item 19. Exhibits
Exhibit Index

Exhibit
Number	Description

1.1	Constitution of the Registrant.
2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).
2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).
2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).
4.1	Agreement and Plan of Merger dated as of September 24, 2007, between and among the Registrant, MMI Acquisition Corporation and Metal Management, Inc. (incorporated by reference to Appendix A on Form F-4 filed on November 28, 2007).
4.2	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).
4.3	Executive Long Term Incentive Plan Rules (incorporated by reference to Exhibit 10.2 on Form F-4 filed on November 28, 2007).
4.4	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).
4.5	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).
4.6	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).
4.7	Deed of Release, dated August 26, 2009, by and between the Registrant and Jeremy Sutcliffe (incorporated by reference to Exhibit 4.8 on Form 20-F filed on November 12, 2009).
4.8	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).
4.9	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).
4.10	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).
4.11	Operating Agreement of SA Recycling LLC, dated as of September 1, 2007, by and between Adams Steel, LLC and Simsmetal West LLC (f/k/a Sims Hugo Neu West LLC) (incorporated by reference to Exhibit 10.14 on Form F-4/A filed on January 17, 2008).
4.12	Amendment and Restatement Deed, dated October 7, 2010, among Sims Metal Management Limited and certain of its affiliates and certain of HSBC Holdings plc’s affiliates.
4.13•	Amended and Restated Multi Option Facility Agreement, dated December 3, 2003 (as amended and restated on December 6, 2005, June 26, 2008, November 2, 2009, May 12, 2010 and October 7, 2010), among Sims Metal Management Limited and certain of its affiliates and certain of HSBC Holdings plc’s affiliates.
4.14•	Amended and Restated Multi Option Facility Agreement — Fee Letter from certain HSBC Holdings plc’s affiliates to Sims Metal Management Limited, dated December 13, 2009.
4.15•	Multi-Option Facility Agreement dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Schedule 1 thereto as “Original Borrowers” (incorporated by reference to Exhibit 4.13 on Form 20-F/A filed on April 14, 2010).

Exhibit
Number	Description

4.16	Common Terms Deed dated November 2, 2009 among Commonwealth Bank of Australia, Sims Metal Management Limited, and its affiliates listed on Parts 1 and 2 of Schedule 1 thereto as “Original Borrowers” and “Original Guarantors,” respectively (incorporated by reference to Exhibit 4.14 on Form 20-F filed on November 12, 2009).
4.17	Group Limit Facility dated November 2, 2009 between, amongst others, Commonwealth Bank of Australia and Sims Metal Management Limited (incorporated by reference to Exhibit 4.15 on 20-F/A filed on April 14, 2010).
4.18•	Renewal Notice, dated November 27, 2009, from Commonwealth Bank of Australia to Sims Metal Management Limited.
4.19•	Multicurrency Revolving Floating Rate Cash Advance Facility, dated November 1, 2000, among Westpac Banking Corporation and Simsmetal Limited, Simsmetal Finance Limited, Simsmetal USA Corporation, Simsmetal UK Holdings Limited and Simsmetal UK Limited (collectively, the “Parties”); the Standard Terms, dated November 1, 2000, among the Parties; and the variations to such agreements (incorporated by reference to Exhibit 4.16 on Form 20-F/A filed on April 14, 2010).
4.20	Variation to Standard Terms dated as of November 2, 2009 by and among Westpac Banking Corporation, Sims Metal Management Limited and certain of its subsidiaries (including the Standard Terms in the Annexure thereto) (incorporated by reference to Exhibit 4.17 on Form 20-F/A filed on April 14, 2010).
4.21•	Variation to Multicurrency Cash Advance Facility, dated December 23, 2009, between Westpac Banking Corporation and Sims Metal Management Limited.
4.22•	Variation to Cash Advance Facility for Sims Group, dated July 20, 2010, between Westpac Banking Corporation and Sims Group Metal Management Limited.
4.23•	Amended and Restated Credit Agreement dated as of November 2, 2009 among Sims Group USA Holdings Corporation, certain of its affiliates identified therein as “Borrowers,” and Bank of America, N.A. incorporated by reference to Exhibit 4.18 on Form 20-F/A filed on April 14, 2010).
4.24	Amended and Restated Deed Poll of Continuing Guaranty dated as of November 2, 2009 by Sims Metal Management Limited in favor of Bank of America, N.A. (incorporated by reference to Exhibit 4.19 on Form 20-F filed on November 12, 2009).
4.25•	First Amendment to Amended and Restated Credit Agreement, dated as of June 25, 2010, among Sims Group USA Holdings Corporation, certain of its affiliates identified therein as “Borrowers,” and Bank of America, N.A.
4.26•	Multicurrency Revolving Floating Rate Cash Advance Facility — Letter of Offer, dated March 13, 2009, from National Australia Bank Limited to Sims Metal Management Limited.
4.27	Standard Terms, dated November 2, 2009, among National Australia Bank Limited, Sims Metal Management Limited and certain of its subsidiaries listed in Schedule 1.
4.28•	Letter from National Australia Bank Limited to Sims Metal Management Limited, dated May 3, 2010.
4.29	Letter Agreement, dated October 20, 2009, by and between the Registrant and Daniel W. Dienst.
8.1	List of subsidiaries.
12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.
15.2	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to SA Recycling LLC by reference in registration statements on Form S-8.

•	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted confidential material has been filed separately with the Commission. The location of the confidential information is indicated in the exhibit with brackets and a bullet point ([•]).

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sims Metal Management Limited
By:	/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and General Counsel

Date: December 6, 2010

PricewaterhouseCoopers
ABN 52 780 433 757
Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
pwc.com.au
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sims Metal Management Limited:
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (“the Company”) at 30 June 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2010 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/S/ PricewaterhouseCoopers
Sydney, Australia
27 August 2010

CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009	2008
	NOTE	A$M	A$M	A$M
Revenue	5	7,458.5	8,641.0	7,670.5
Other income	6	25.2	33.7	55.7
Raw materials used and changes in inventories	10	(5,344.3)	(6,272.6)	(5,324.6)
Freight expense		(716.0)	(919.3)	(778.7)
Employee benefits expense		(433.0)	(592.4)	(404.9)
Depreciation and amortisation expense	7	(143.9)	(170.8)	(95.1)
Repairs and maintenance expense		(111.7)	(147.8)	(126.2)
Other expenses		(538.4)	(542.2)	(363.0)
Finance costs	7	(16.4)	(21.5)	(34.4)
Goodwill impairment charge	13	—	(191.1)	(3.3)
Share of pre-tax profit of investments accounted for using the equity method	29	14.5	60.8	64.6

Profit/(loss) before income tax		194.5	(122.2)	660.6
Income tax expense	8	(67.8)	(28.1)	(220.5)

Profit/(loss) for the year		126.7	(150.3)	440.1

		A¢	A¢	A¢

Earnings/(loss) per share:
Basic	32	64.9	(82.5)	309.3
Diluted	32	64.5	(82.5)	306.3

The consolidated income statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2010

			2010	2009	2008
	NOTE		A$M	A$M	A$M

Profit/(loss) for the year			126.7	(150.3)	440.1
Other comprehensive (loss)/income
Other financial assets	20		(1.4)	—	—
Cash flow hedge instruments	20		(1.5)	0.6	(14.3)
Exchange differences on translation of foreign operations	20		(121.3)	337.1	(130.8)
Actuarial losses on defined benefit plans	18	(c)	(3.8)	(8.2)	(11.2)
Income tax on other comprehensive income	8		2.1	3.1	8.0

Other comprehensive (loss)/income for the year, net of tax			(125.9)	332.6	(148.3)

Total comprehensive income for the year			0.8	182.3	291.8

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2010

		2010	2009
	NOTE	A$M	A$M

Assets
Current assets
Cash and cash equivalents	33	132.3	69.5
Trade and other receivables	9	576.2	350.3
Current tax receivable		—	96.2
Inventory	10	776.9	469.2
Other financial assets		8.7	0.7

Total current assets		1,494.1	985.9

Non-current assets
Receivables	9	7.9	17.6
Investments accounted for using the equity method	29	369.5	400.2
Other financial assets		21.4	—
Property, plant and equipment	12	925.8	947.7
Deferred tax assets	8	74.1	71.6
Goodwill	13	1,151.7	1,146.8
Other intangible assets	14	195.2	238.8

Total non-current assets		2,745.6	2,822.7

Total assets		4,239.7	3,808.6

Liabilities
Current liabilities
Trade and other payables	15	614.2	521.8
Borrowings	16	0.6	0.8
Other financial liabilities		5.0	10.5
Current tax liabilities		23.2	5.9
Provisions	17	31.1	38.0

Total current liabilities		674.1	577.0

Non-current liabilities
Payables		3.3	4.3
Borrowings	16	116.6	174.3
Deferred tax liabilities	8	133.7	148.8
Provisions	17	22.2	34.0
Retirement benefit obligations	18	11.0	11.2

Total non-current liabilities		286.8	372.6

Total liabilities		960.9	949.6

Net assets		3,278.8	2,859.0

Equity
Contributed equity	19	2,795.2	2,352.9
Reserves	20	58.1	166.0
Retained earnings	20	425.5	340.1

Total equity		3,278.8	2,859.0

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2010

		CONTRIBUTED		RETAINED	TOTAL
		EQUITY	RESERVES	EARNINGS	EQUITY
	NOTE	A$M	A$M	A$M	A$M

Balance at 1 July 2007		812.0	(64.6)	424.7	1,172.1
Total comprehensive income for the year		—	(140.5)	432.3	291.8
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(174.7)	(174.7)
Share-based payments		5.7	30.8	—	36.5
Acquisition of Metal Management Inc		1,490.1	—	—	1,490.1
Dividend Reinvestment Plan	21	18.1	—	—	18.1

		1,513.9	30.8	(174.7)	1,370.0

Balance at 30 June 2008		2,325.9	(174.3)	682.3	2,833.9
Total comprehensive income for the year		—	338.0	(155.7)	182.3
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(186.5)	(186.5)
Share-based payments		0.4	2.3	—	2.7
Dividend Reinvestment Plan	21	26.6	—	—	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0
Total comprehensive income for the year		—	(123.2)	124.0	0.8
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(38.6)	(38.6)
Share-based payments		0.5	15.3	—	15.8
Issue of shares under Institutional Placement	19	391.4	—	—	391.4
Issue of shares under Share Purchase Plan	19	41.2	—	—	41.2
Dividend Reinvestment Plan	21	9.2	—	—	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009	2008
	NOTE	A$M	A$M	A$M

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		7,230.3	9,232.8	7,353.9
Payments to suppliers and employees (inclusive of goods and services tax)		(7,305.1)	(8,475.6)	(6,943.1)
Interest received		2.8	2.3	2.9
Interest paid		(16.2)	(20.9)	(34.4)
Dividends from associates and jointly controlled entities	29	19.6	41.5	5.1
Insurance recoveries		1.0	12.3	7.6
Income taxes refunded (paid)		20.1	(238.0)	(144.5)

Net cash (outflow)/inflow from operating activities	33	(47.5)	554.4	247.5

Cash flows from investing activities
Payments for property, plant and equipment	12	(120.9)	(187.5)	(129.7)
Payments for acquisition of subsidiaries, net of cash acquired	27	(113.4)	(76.0)	(58.5)
Payments for other financial assets		(22.8)	—	—
Proceeds from sale of property, plant and equipment		8.1	5.5	2.0
Proceeds from sale of subsidiaries		—	39.7	—
Return of capital from jointly controlled entities	29	0.4	3.6	48.5

Net cash outflow from investing activities		(248.6)	(214.7)	(137.7)

Cash flows from financing activities
Proceeds from borrowings		3,009.9	1,847.3	815.7
Repayment of borrowings		(3,051.1)	(2,112.6)	(678.3)
Fees paid for loan facilities		(3.2)	(2.0)	—
Proceeds from issue of shares		441.9	0.4	5.7
Transaction costs associated with issue of shares		(8.8)	—	—
Dividends paid	21	(29.4)	(159.9)	(156.6)

Net cash inflow/(outflow) from financing activities		359.3	(426.8)	(13.5)

Net increase/(decrease) in cash and cash equivalents		63.2	(87.1)	96.3
Cash and cash equivalents at the beginning of the financial year		69.5	133.5	38.6
Effects of exchange rate changes on cash and cash equivalents		(0.4)	23.1	(1.4)

Cash and cash equivalents at the end of the financial year	33	132.3	69.5	133.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These financial statements are for the consolidated entity consisting of Sims Metal Management Limited (the “Company”) and its subsidiaries (collectively, the “Group”).
(A) BASIS OF PREPARATION
These general purpose financial statements have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).
COMPLIANCE WITH IFRS AS ISSUED BY THE IASB
The consolidated financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
HISTORICAL COST CONVENTION
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, available-for-sale financial assets and post-retirement assets and liabilities. The Group’s policy in respect of these items is set out in the notes below.
RECLASSIFICATIONS
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements. The Group reclassified legal provisions of A$16.2 million which were included within trade and other payables as at 30 June 2009 to current provisions to be consistent with the presentation as at 30 June 2010.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with Australian Accounting Standards and IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.
FINANCIAL STATEMENT PRESENTATION
The Group adopted revised AASB 101 (IAS 1) Presentation of Financial Statements on 1 July 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the Group had to change the presentation of its consolidated financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
(B) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(I) AASB 2009-5, FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT (IMPROVEMENTS TO IFRS ISSUED IN APRIL 2009)
Various accounting standards have been amended for minor changes in presentation, disclosure, recognition and measurement purposes. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.
(II) AASB 2009-8 (AMENDMENT TO IFRS 2), AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS — GROUP CASH-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
The amendments clarify the scope of AASB 2 (IFRS 2) as well as accounting for cash-settled (by the parent) share-based payment transactions in the separate or individual financial statements of a subsidiary receiving the goods or services when another subsidiary or shareholder has the obligation to settle the award. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.
(III) AASB 124 (IAS 24) RELATED PARTY DISCLOSURES
A revised AASB 124 (IAS 24) was issued to primarily simplify the definition of a related party and clarify its intended meaning. The standard is effective for accounting periods beginning on or after 1 January 2011. The Group will apply the amended standard from 1 July 2011. The amendments are not expected to have a significant impact on the consolidated financial statements.
(IV) AASB 2009-14 (IFRIC 14) AMENDMENTS TO AUSTRALIAN INTERPRETATIONS — PREPAYMENTS OF A MINIMUM FUNDING REQUIREMENT
The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The amendments are effective for annual periods beginning on or after 1 January 2011, and must be applied retrospectively. The amendment is not expected to have a significant impact on the Group’s consolidated financial statements. The Group intends to apply the amendment from 1 July 2011.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(B) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (CONTINUED)
(V) AASB 9 (IFRS 9) FINANCIAL INSTRUMENTS
AASB 9 (IFRS 9) addresses the classification and measurement of financial assets. This new standard represents the first phase of the AASB’s (lASB’s) project to replace AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement. The new standard is effective for annual periods beginning on or after 1 January 2013 but is available for early adoption. AASB 9 (IFRS 9) introduces new requirements for classifying and measuring financial instruments, including:
•	The replacement of the multiple classification and measurement models in AASB 139 (IAS 39) with a single model that has only two classification categories: amortised cost and fair value.

•	The replacement of the requirement to separate embedded derivatives from financial assets with a requirement to classify a hybrid contract in its entity at either amortised cost or fair value.

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.
The Group has not yet completed its assessment of AASB 9 (IFRS 9).
(VI) AASB 2010-3 AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT AND AASB 2010-4 FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT (IASB IMPROVEMENTS TO IFRS ISSUED IN MAY 2010)
The AASB has made a number of amendments to Australian Accounting Standards as a result of the lASB’s annual improvements project. The Group will apply the amendments from 1 July 2010. The Group has not yet completed its assessment of the amendments.
(C) PRINCIPLES OF CONSOLIDATION
(I) SUBSIDIARIES
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(II) ASSOCIATES
An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post-tax results and reserves of associates are included in the financial statements using the equity method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
(III) JOINT VENTURES
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50% because of the veto rights held by joint venture partners. The Group has two types of joint ventures:
Jointly controlled entities
A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venture has a long-term interest. Jointly controlled entities are accounted for using the equity method. In addition, for both associates and jointly controlled entities, the carrying value will include any long-term debt interests that in substance form part of the Group’s net investment.
Joint venture operations
A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations are incorporated into the Group’s financial statements under the appropriate headings.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(IV) CHANGES IN OWNERSHIP INTERESTS
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company.
When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
(V) CHANGE IN ACCOUNTING POLICY
The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from 1 July 2009 when a revised AASB 127 (IAS 27) Consolidated and Separate Financial Statements became operative. The revisions to AASB 127 (IAS 27) contained consequential amendments to AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures.
Previously transactions with non-controlling interests were treated as transactions with parties external to the Group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained earnings. The revised standard affected the acquisition of a jointly controlled entity which is detailed in Note 29.
Previously when the Group ceased to have control, joint control or significant influence over an entity, the carrying amount of the investment at the date control, joint control or significant influence ceased became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.
The Group has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the consolidated financial statements.
(D) BUSINESS COMBINATIONS
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred to the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets of the subsidiary acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
CHANGE IN ACCOUNTING POLICY
A revised AASB 3 (IFRS 3) Business Combinations became operative on 1 July 2009. Accordingly, while its adoption has no impact on previous acquisitions made by the Group, the revised standard has affected the accounting for the acquisitions disclosed in Note 27.
The revised standard introduces significant changes in the accounting for business combinations. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(E) FOREIGN CURRENCY TRANSLATION
(I) FUNCTIONAL AND PRESENTATION CURRENCY
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars (“A$”), which is the Company’s functional and presentation currency.
(II) TRANSACTIONS AND BALANCES
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
(III) GROUP COMPANIES
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	statement of financial position items are translated at the closing rate at the date of that statement of financial position;

•	income statement items and statement of comprehensive income items are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or borrowings that qualify as quasi-equity loans, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(F) REVENUE RECOGNITION
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs.
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
(I) SALE OF GOODS
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
(II) SERVICE REVENUE
Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(III) INTEREST INCOME
Interest income is recognised on a time proportion basis using the effective interest method.
(IV) DIVIDEND INCOME
Dividends are recognised when the right to receive payment is established.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(G) GOVERNMENT GRANTS
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.
(H) INCOME TAX
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
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
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.
(I) LEASES
Leases of property, plant and equipment in which the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in borrowings. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.
(J) SEGMENT INFORMATION
Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(K) IMPAIRMENT OF ASSETS
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units “CGUs”). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.
(L) CASH AND CASH EQUIVALENTS
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(M) TRADE AND OTHER RECEIVABLES
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of ferrous shipments made to export destinations which are generally secured by letters of credit that are collected within 10 days of shipment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency, default or delinquency in payment or a significant deterioration in credit worthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.
(N) INVENTORY
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Stores consist of consumable and maintenance stores and are valued at the lower of cost and net realisable value. Cost is determined using weighted average costs.
(O) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE AND DISCONTINUED OPERATIONS
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
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
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(P) INVESTMENTS AND OTHER FINANCIAL ASSETS
CLASSIFICATION
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the consolidated statement of financial position.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position.
(iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium-to long-term.
FINANCIAL ASSETS — RECLASSIFICATION
The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification. Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.
RECOGNITION AND DERECOGNITION
Regular purchases and sales of financial assets are recognised on the trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are reclassified to profit or loss.
SUBSEQUENT MEASUREMENT
Loans and receivables are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in profit or loss within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the right to receive payments is established.
Details on how the fair value of financial instruments is determined are disclosed in Note 2.
IMPAIRMENT
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(P) INVESTMENTS AND OTHER FINANCIAL ASSETS (CONTINUED)
IMPAIRMENT (CONTINUED)
If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in profit or loss.
(Q) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings — 25 to 40 years

•	Plant and equipment — 3 to 20 years

•	Leasehold improvements — lesser of life of asset or life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(k). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.
(R) DERIVATIVES AND HEDGING ACTIVITIES
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: [i] hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or [ii] hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (“cash flow hedges”).
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses and are classified in the statement of financial position as a current asset or liability.
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
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 11. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months. Trading derivatives are classified as a current asset or liability.
(I) FAIR VALUE HEDGE
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(II) CASH FLOW HEDGE
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.
Where the hedged item is the cost of a non-financial asset or liability, such as a forecast transaction for the purchase of property, plant and equipment, the amounts recognised within other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to profit or loss.
(S) GOODWILL AND INTANGIBLE ASSETS
(I) GOODWILL
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/ associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to CGUs for the purpose of impairment testing to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
(II) TRADE NAME
Trade name relates principally to the “Metal Management” trading name. This intangible asset has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
(III) SUPPLIER RELATIONSHIPS AND CONTRACTS
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(IV) PERMITS
Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.
(T) TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(U) BORROWINGS
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the loan facility.
Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
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
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
[X] EMPLOYEE BENEFITS
[I] SALARIES AND ANNUAL LEAVE
Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in other payables in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
[II] LONG SERVICE LEAVE
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period in which the employees render the related service. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
[III] SUPERANNUATION, PENSIONS AND OTHER POST-RETIREMENT BENEFITS
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
For defined benefit schemes, the cost of providing pensions is charged to profit or loss so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. An asset or liability is consequently recognised in the statement of financial position based on the present value of the defined benefit obligation at the end of the reporting period, less any unrecognised past service costs and the fair value of plan assets at that date.
The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
[IV] SHARE-BASED PAYMENTS
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At the end of each reporting period, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in profit or loss with a corresponding adjustment to equity.
[V] TERMINATION BENEFITS
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than 12 months after the end of the reporting period are discounted to present value.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(Y) CONTRIBUTED EQUITY
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
(Z) DIVIDENDS
A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.
(AA) EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(AB) GOODS AND SERVICES OR OTHER VALUE-ADDED TAXES (“GST”)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flows.
(AC) PARENT ENTITY FINANCIAL INFORMATION
The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(I) INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE ENTITIES
Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries and associates are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.
(II) TAX CONSOLIDATION LEGISLATION
The Company and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.
The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.
Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(III) FINANCIAL GUARANTEES
Where the Company has provided financial guarantees in relation to loans and payables of subsidiaries without compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.
(AD) ROUNDING OF AMOUNTS
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars or as otherwise indicated.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT
In the normal course of business, the Group’s activities expose it to the following financial risks:
•	market risk (including interest rate risk, foreign exchange risk and commodity price risk);

•	credit risk; and

•	liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and their management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
The Group’s overall financial risk management strategy seeks to mitigate these risks and minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees how management monitors compliance with the Group’s risk management framework in relation to the risks faced by the Group. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the RAC.
(A) MARKET RISKS
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(I) INTEREST RATE RISK
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group primarily borrows at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced primarily from domestic but also offshore markets. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations can borrow in the currency of their geographic locations as all but one of the Group’s facilities are multi-option/ currency facilities. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involves a LIBOR rate plus a margin.
The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2010 was 2.1% (2009: 3.6%). If interest rates had increased by 100 basis points as at the balance date and with all other variables held constant, post-tax profit for the year ended 30 June 2010 would have been A$0.8 million lower (2009: A$1.1 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.
(II) FOREIGN EXCHANGE RISK
The Group operates internationally and is exposed to foreign exchange risk, primarily with respect to transactions settled in US dollars. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euros.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to profit or loss. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the end of the reporting period.

	NET FINANCIAL
	ASSETS/(LIABILITIES)
	2010	2009
CURRENCY:	A$M	A$M

US dollar	69.5	(58.3)
Euro	16.4	(57.5)
British pound	0.8	49.9
The table below shows the impact of a 10% appreciation of the relevant currency for the Group’s net foreign currency denominated financial assets. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2010	2009	2010	2009	2010	2009
	A$M	A$M	A$M	A$M	A$M	A$M
Impact on post-tax profit — higher/(lower)	4.5	(3.8)	1.1	(3.7)	0.1	3.2
Impact on equity	36.1	28.2	—	—	9.9	—
A 10% depreciation of the relevant currency would have an equal and opposite effect.
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts which are hedging future expected transactions. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2010	2009	2010	2009	2010	2009
	A$M	A$M	A$M	A$M	A$M	A$M
	+/-	+/-	+/-	+/-	+/-	+/-
Impact on post-tax profit	1.2	—	—	—	—	3.3
Impact on equity	5.4	1.7	0.3	0.4	1.4	4.8

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT (CONTINUED)
(A) MARKET RISKS (CONTINUED)
(II) FOREIGN EXCHANGE RISK (CONTINUED)
The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(III) PRICE RISK
Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss.
At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	NET FINANCIAL ASSETS/
	(LIABILITIES)
	2010	2009
	A$M	A$M
Copper	0.7	(4.6)
Nickel	4.4	(4.8)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	COPPER PRICES		NICKEL PRICE
	2010	2009	2010	2009
	A$M	A$M	A$M	A$M
Impact on post-tax profit — higher/(lower)	(2.7)	(4.5)	(2.4)	(0.4)
A 10% depreciation of the stated commodity prices would have an equal and opposite effect.
Equity securities price risk
The Group is exposed to equity securities price risk through investments in marketable securities. These marketable securities are listed securities which are publicly traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.
(B) CREDIT RISK
Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s statement of financial position.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. Generally, the Group does not insure itself against collection risks.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of A by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.
(C) LIQUIDITY RISKS
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or in extreme instances, its operations.
The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual review, in which pricing considerations are undertaken, and have maturities in excess of one-year and less than three-years.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT (CONTINUED)
(C) LIQUIDITY RISKS (CONTINUED)
The Group had access to the following credit standby arrangements at the balance date.

	2010	2009
	A$M	A$M

Unsecured global multi-currency/multi-option loan facilities	1,422.9	1,063.0
Amount of credit unused	1,276.0	856.5
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2010			2009
		BETWEEN	BETWEEN		BETWEEN	BETWEEN
	LESS THAN	1 AND	2 AND	LESS THAN	1 AND	2 AND
	1YEAR	2 YEARS	5YEARS	1YEAR	2 YEARS	5YEARS
	A$M	A$M	A$M	A$M	A$M	A$M

Non-derivatives:
Trade and other payables	(614.2)	—	—	(521.8)	—	—
Payables — non-current	—	(0.9)	(2.4)	—	(2.0)	(2.3)
Borrowings (including interest payments)	(15.4)	(111.3)	(16.5)	(9.6)	(177.9)	—

	(629.6)	(112.2)	(18.9)	(531.4)	(179.9)	(2.3)

Derivatives:
Net settled (commodity contracts)	(4.4)	—	—	9.7	—	—
Gross settled:
— (inflow)	(274.4)	—	—	(174.7)	—	—
— outflow	278.7	—	—	174.8	—	—

	(0.1)	—	—	9.8	—	—

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.
(D) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 July 2009, the Group adopted the amendment to AASB 7 (IFRS 7) Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 — inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly [as prices] or indirectly (derived from prices).
•	Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table presents the Group’s financial assets and financial liabilities measured at fair value in the statement of financial position in accordance with the fair value measurement hierarchy. Comparative information has not been provided as permitted by the transitional provisions of the new rules.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	A$M	A$M	A$M	A$M

Assets
Other current financial assets	8.3	0.4	—	8.7
Other non-current financial assets	21.4	—	—	21.4

Total Assets	29.7	0.4	—	30.1

Liabilities
Other current financial liabilities	0.3	4.7	—	5.0

Total Liabilities	0.3	4.7	—	5.0

Other financial assets include derivative financial instruments and marketable securities. Other financial liabilities represent derivative financial instruments. The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2. Marketable securities are comprised primarily of listed securities and mutual funds which are included in level 1.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 3 — CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources.
Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.
(A) INVENTORIES
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing market conditions.
(B) TAXATION
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profit.
Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the profit or loss.
(C) IMPAIRMENT OF GOODWILL AND INTANGIBLES WITH INDEFINITE USEFUL LIVES
Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(s). For goodwill impairment testing, the recoverable amounts of the CGUs have been determined based on either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.
(D) SHARE-BASED PAYMENT TRANSACTIONS
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
(E) DEFINED BENEFIT PLANS
Various actuarial assumptions are required when determining the Group’s pension schemes. These assumptions and the related carrying amounts are disclosed in Note 18.
(F) ESTIMATION OF USEFUL LIVES OF ASSETS
The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 4 — SEGMENT INFORMATION
(A) DESCRIPTION OF SEGMENTS
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe — comprising the United Kingdom, Sweden, the Netherlands and Germany.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2009.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) INFORMATION ABOUT REPORTABLE SEGMENTS

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	—	14.5
Investments in associates and jointly controlled entities	348.9	20.6	—	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9
Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	—	14.5
Intangible assets	0.9	—	—	0.9

	16.7	(1.3)	—	15.4

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	—	60.8
Investments in associates and jointly controlled entities	381.1	19.1	—	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5
Impairment charge:
Property, plant and equipment	7.6	2.4	—	10.0
Goodwill	190.2	0.9	—	191.1

	197.8	3.3	—	201.1

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 4 — SEGMENT INFORMATION (CONTINUED)
(B) INFORMATION ABOUT REPORTABLE SEGMENTS (CONTINUED)

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2008
Total sales revenue	4,607.9	1,745.1	1,312.5	7,665.5
Other revenue/income	2.3	1.2	1.5	5.0

Total segment revenue	4,610.2	1,746.3	1,314.0	7,670.5

Segment EBIT	415.7	182.4	94.0	692.1

Interest income				2.9
Finance costs				(34.4)

Profit before income tax				660.6

Segment total assets	3,372.1	597.2	677.2	4,646.5
Segment total liabilities	767.4	526.9	518.3	1,812.6

Net assets	2,604.7	70.3	158.9	2,833.9

Other items:
Depreciation and amortisation expense	55.7	16.6	22.8	95.1
Share of pre-tax profit of investments accounted for using the equity method	60.3	4.3	—	64.6
Investments in associates and jointly controlled entities	318.1	14.1	—	332.2
Acquisitions of property, plant and equipment	59.9	32.7	37.1	129.7
Impairment charge:
Property, plant and equipment	—	—	0.1	0.1
Goodwill	—	3.3	—	3.3

	—	3.3	0.1	3.4

(C) SALES TO EXTERNAL CUSTOMERS

	2010	2009	2008
	A$M	A$M	A$M

Australia	505.3	475.8	773.0
China	1,189.1	1,320.6	600.1
Malaysia	362.4	449.1	664.0
USA	1,966.4	2,045.9	1,175.4
Turkey	843.3	1,352.9	1,072.7
South Korea	660.5	643.5	412.1
Other	1,925.6	2,348.4	2,968.2

	7,452.6	8,636.2	7,665.5

(D) INTERSEGMENT SALES
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(E) REVENUE BY PRODUCT

	2010	2009	2008
	A$M	A$M	A$M

Ferrous metal recycling	5,071.2	6,642.7	5,421.1
Non-ferrous metal recycling	1,525.5	1,193.4	1,324.1
Secondary processing	198.5	221.6	361.1
Recycling solutions	657.4	578.5	559.2

	7,452.6	8,636.2	7,665.5

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(F) MATERIAL NON-CURRENT ASSETS
Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2010	2009
	A$M	A$M

Australia	193.3	189.1
USA	2,153.5	2,238.4
United Kingdom	160.8	170.6
Benelux	50.8	65.2
Germany	42.1	44.7
Canada	32.5	23.2
New Zealand	7.1	7.8
Other	10.0	12.1

	2,650.1	2,751.1

NOTE 5 — REVENUE

	2010	2009	2008
	A$M	A$M	A$M

Sales of goods	7,391.9	8,417.4	7,517.2
Service revenue	60.7	218.8	148.3

Total sales revenue	7,452.6	8,636.2	7,665.5

Interest income	2.8	2.3	2.9
Rental income	3.1	2.5	2.1

Total other revenue	5.9	4.8	5.0

	7,458.5	8,641.0	7,670.5

NOTE 6 — OTHER INCOME

	2010	2009	2008
	A$M	A$M	A$M

Remeasurement at fair value of existing interest in Port Albany Ventures LLC (“Port Albany”) (Note 29c)	8.7	—	—
Net gain on held for trading derivatives	7.0	29.8	3.9
Net gain on revaluation of financial assets at fair value through profit or loss	0.4	—	—
Government grants	0.7	0.8	0.9
Net foreign exchange gain	—	—	0.3
Insurance recovery	1.0	1.8	11.8
Net gain on disposal of property, plant and equipment	3.0	0.9	—
Negative goodwill on acquisition	—	0.4	—
Net gain on contribution of assets to SA Recycling LLC (Note 29d)	—	—	38.8
Other	4.4	—	—

	25.2	33.7	55.7

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 7 — EXPENSES

	2010	2009	2008
	A$M	A$M	A$M

(A) PROFIT/(LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING SPECIFIC EXPENSES:
Depreciation and amortisation:
Depreciation expense	109.1	120.7	65.8
Amortisation expense	34.8	50.1	29.3

	143.9	170.8	95.1

Finance costs	16.4	21.5	34.4
Net loss on disposal of property, plant and equipment	—	—	1.9
Net loss on held for trading derivatives	15.4	10.3	—
Rental expenses relating to operating leases	60.1	71.7	43.9
Net foreign exchange loss	15.6	—	—
Defined contribution superannuation expense	4.1	8.0	6.3
Share-based payments expense	17.0	9.3	13.4
(B) PROFIT/(LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING EXPENSES WHICH ARE INCLUDED DUE TO THEIR SIZE OR NATURE:
Write-down of inventory to net realisable value	18.5	119.4	—
Sarbanes-Oxley related professional fees[1]	—	9.7	—
Withdrawal liability related to a multi-employer pension plan[2]	—	3.4	—
Impairment provisions for trade receivables[3]	1.2	23.7	0.6
Professional fees and other costs incurred in connection with Fairless Iron 8 Metal acquisition[4]	(0.8)	2.5	—
Loss on sale of subsidiaries	—	2.6	—
Impairment loss on fire destroyed assets	—	—	0.1
Impairment of property, plant and equipment and yard closure costs[5]	14.5	13.7	4.6
Intangible asset impairments[6]	0.9	—	—
Impairment of jointly controlled entity (Note 29)[7]	5.7	—	—
Merger costs[8]	—	4.0	1.4
Redundancies	5.7	5.5	5.6

1	In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.

2	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.

3	Represents provisions recorded for trade debtors for which the Group believes collectability is in doubt. Refer to Note 1(m).

4	In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009).

In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.

5	In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalisation, asset retirement and idling of certain yards. In 2008, impairments on property, plant and equipment were recognised for assets held by non-core businesses which were being considered for disposal.

6	Represents the write-off of permits which the Group determined had no value.

7	Represents an impairment of the Group’s investment in Metal Management Nashville LLC. The jointly controlled entity operates in a very competitive market which has impacted its financial performance resulting in the impairment charge.

8	Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 8 — INCOME TAX AND DEFERRED TAX

	2010	2009	2008
	A$M	A$M	A$M

(A) INCOME TAX EXPENSE
Current income tax charge	69.7	27.5	217.1
Adjustments for prior years	5.6	(10.3)	5.4
Deferred income tax	(9.9)	8.3	(6.2)

	65.4	25.5	216.3
Income tax expense on equity accounted profit (Note 29)	2.4	2.6	4.2

Income tax expense	67.8	28.1	220.5

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(4.9)	15.5	10.0
(Decrease)/increase in deferred tax liabilities	(5.0)	(7.2)	(16.2)

	(9.9)	8.3	(6.2)

(B) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE
Profit/(loss) before income tax	194.5	(122.2)	660.6

Tax at the standard Australian rate of 30%	58.4	(36.7)	198.2
Adjustments for prior years	5.6	(10.3)	5.4
Effect of tax rates in other jurisdictions	2.4	12.0	34.4
Non-deductible expenses	6.1	3.5	3.6
Non-assessable gain on formation of jointly controlled entity	—	—	(13.0)
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	(2.6)	—	—
Non-assessable income	(2.5)	(1.1)	(6.5)
Non-deductible goodwill impairment	—	57.2	—
Prior year tax loss not previously recognised	(1.7)	—	(0.1)
Other	2.1	3.5	(1.5)

Income tax expense	67.8	28.1	220.5

(C)AMOUNTS RECOGNISED DIRECTLY TO EQUITY
Share placement costs	(1.3)	—	—
Share-based payments	1.6	7.7	(6.9)
Exchange gain/(loss) on foreign denominated intercompany loans	(4.6)	20.4	(14.4)

Total deferred tax debited/(credited) to equity	(4.3)	28.1	(21.3)

(D) TAX BENEFIT RELATING TO OTHER COMPREHENSIVE INCOME
Cash flow hedges	(0.4)	(0.4)	(4.6)
Other financial assets	(0.6)	—	—
Defined benefit plans	(1.1)	(2.7)	(3.4)

	(2.1)	(3.1)	(8.0)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 8 — INCOME TAX AND DEFERRED TAX (CONTINUED)

	2010 A$M	2009 A$M

(E) DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	19.2	22.2
Employee benefits	11.0	9.3
Stores and consumables	7.0	5.2
Property, plant and equipment	5.6	4.4
Jointly controlled entities and associates	—	1.1
Foreign exchange loss	—	2.0
Share-based payments	3.4	4.7
Other	10.0	11.1

	56.2	60.0

(amounts recognised directly in equity)
Share-based payments	1.0	2.6
Defined benefit plans	5.8	4.7
Share placement costs	1.3	—
Exchange loss on foreign denominated intercompany loans	8.9	4.3
Cash flow hedges	0.3	—
Other financial assets	0.6	—

	17.9	11.6

Movements
Balance at 1 July	71.6	110.0
Charged to income statement	4.9	(15.5)
Adjustments for prior years	(3.3)	8.6
Transfers to deferred tax liabilities	(2.8)	(17.2)
Acquisitions	0.5	—
Charged directly to equity and other comprehensive income	5.4	(26.1)
Foreign exchange differences	(2.2)	11.8

Balance at 30 June	74.1	71.6

Deferred tax assets expected to be recovered within 12 months	44.0	41.4
Deferred tax assets expected to be recovered after 12 months	30.1	30.2

	74.1	71.6

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	52.9	65.7
Property, plant and equipment	66.9	76.2
Stores and consumables	3.1	—
Jointly controlled entities and associates	3.4	—
Other	7.4	6.8

	133.7	148.7

(amounts recognised directly in equity)
Cash flow hedges	—	0.1

	—	0.1

Movements
Balance at 1 July	148.8	148.2
Charged to income statement	(5.0)	(7.2)
Adjustments for prior years	1.6	(3.2)
Transfers from deferred tax assets	(2.8)	(17.2)
Charged directly to equity and other comprehensive income	(1.0)	(1.1)
Acquisitions/disposals	—	0.9
Foreign exchange differences	(7.9)	28.4

Balance at 30 June	133.7	148.8

Deferred tax liabilities expected to be settled within 12 months	17.8	6.0
Deferred tax liabilities expected to be settled after 12 months	115.9	142.8

	133.7	148.8

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(F) TAX LOSSES
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2010, the Group has unused tax losses (primarily for states in the United States) of A$87.7 million (2009: A$55.2 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$3.5 million (2009: A$2.2 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$30.9 million (2009: A$39.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(G) UNRECOGNISED TEMPORARY DIFFERENCES
As at 30 June 2010, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(H) TAX CONSOLIDATION
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
(I) TAX EFFECT ACCOUNTING BY MEMBERS OF THE AUSTRALIAN TAX CONSOLIDATED GROUP
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 9 — TRADE AND OTHER RECEIVABLES

	2010	2009
	A$M	A$M

Current:
Trade receivables	485.4	286.1
Provision for impairment of receivables	(3.6)	(9.0)

	481.8	277.1

Other receivables and deferred expenses	76.6	60.7
Prepayments	17.8	12.5

	94.4	73.2

	576.2	350.3

Non-current:
Trade receivables	3.8	7.8
Other	4.1	9.8

	7.9	17.6

Occasionally, the Group will sell a portion of its trade receivables to third parties. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The amount of trade receivables sold to third parties was not significant in the periods presented. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party. The Group does not generally insure trade receivables.
(A) MOVEMENTS IN PROVISION FOR IMPAIRMENT OF RECEIVABLES

	2010	2009	2008
	A$M	A$M	A$M

Balance at 1 July	9.0	0.9	1.8
Acquisitions	—	—	0.1
Provision for impairment recognised during the year	1.2	23.7	0.6
Receivables written-off during the year as uncollectible	(5.9)	(15.0)	(1.6)
Foreign exchange differences	(0.7)	(0.6)	—

Balance at 30 June	3.6	9.0	0.9

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.
(B)	PAST DUE BUT NOT IMPAIRED
As at 30 June 2010, receivables of A$96.3 million (2009: A$83.5 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2010	2009
	A$M	A$M

Days overdue:
1-30 days	68.0	51.4
31-60 days	16.1	13.7
Over 60 days	12.2	18.4

	96.3	83.5

(C) OTHER RECEIVABLES AND DEFERRED EXPENSES
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(D) FOREIGN EXCHANGE AND INTEREST RATE RISK
Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 2.
(E) FAIR VALUE AND CREDIT RISK
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the risk management policy of the Group and the credit quality of the entity’s trade receivables.
NOTE 10-INVENTORY

	2010	2009
	A$M	A$M

Raw materials	171.7	101.9
Stores and spare parts	37.3	36.5
Finished goods	567.9	330.8

	776.9	469.2

INVENTORY EXPENSE
Inventories recognised as expense during the year ended 30 June 2010 amounted to A$5,466.5 million (2009: A$6,414.0 million). Write-downs of inventories to net realisable value are disclosed in Note 7.
NOTE 11 — OTHER FINANCIAL ASSETS AND LIABILITIES

	2010	2009
	A$M	A$M

Current assets:
Financial assets designated at fair value through profit or loss	3.6	—
Forward foreign exchange contracts — cash flow hedges	0.4	0.7
Forward commodity contracts — held for trading	4.7	—

	8.7	0.7

Non-current assets:
Available-for-sale investments	21.4	—

Current liabilities:
Forward foreign exchange contracts — cash flow hedges	4.0	0.2
Forward commodity contracts — held for trading	0.3	9.7
Forward foreign exchange contracts — held for trading	0.7	0.6

	5.0	10.5

DERIVATIVES USED BY THE GROUP
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
(I) FORWARD FOREIGN EXCHANGE CONTRACTS — CASH FLOW HEDGES
In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, Euros and British pounds as disclosed in Note 2.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.
(II) FORWARD FOREIGN EXCHANGE CONTRACTS — HELD FOR TRADING
The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however they are accounted for as held for trading.
(III) FORWARD COMMODITY CONTRACTS — HELD FOR TRADING
The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to Copper and Nickel prices as disclosed in Note 2.
RISK EXPOSURES
Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of derivative financial instrument mentioned above.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 12 — PROPERTY, PLANT AND EQUIPMENT

			LEASEHOLD		CAPITAL
			IMPROVE-	PLANT &	WORK IN
	LAND	BUILDINGS	MENTS	EQUIPMENT	PROGRESS	TOTAL
	A$M	A$M	A$M	A$M	A$M	A$M

At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	—	(42.7)	(21.3)	(458.1)	—	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	—	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	—
Impairment loss (Note 7)	(1.8)	(0.2)	—	(12.5)	—	(14.5)
Depreciation expense	—	(11.3)	(4.8)	(93.0)	—	(109.1)
Acquisition of subsidiaries (Note 27)	12.5	3.0	—	26.4	—	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

At 30 June 2009
Cost	254.5	187.0	53.8	817.7	99.5	1,412.5
Accumulated depreciation	—	(33.8)	(17.9)	(413.1)	—	(464.8)

Net book amount	254.5	153.2	35.9	404.6	99.5	947.7

Year ended 30 June 2009
Balance at 1 July	212.3	123.9	24.5	368.8	55.2	784.7
Additions	6.9	20.3	13.6	63.5	83.2	187.5
Disposals	(0.2)	(3.2)	—	(1.2)	—	(4.6)
Transfers	1.0	5.7	1.1	33.5	(42.7)	(1.4)
Impairment loss	—	—	—	(10.0)	—	(10.0)
Depreciation expense	—	(11.4)	(4.6)	(104.7)	—	(120.7)
Acquisition of subsidiaries	3.7	4.4	—	19.0	—	27.1
Disposal of subsidiaries	(1.0)	(0.6)	—	(5.5)	—	(7.1)
Foreign exchange differences	31.8	14.1	1.3	41.2	3.8	92.2

Balance at 30 June	254.5	153.2	35.9	404.6	99.5	947.7

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 13 — GOODWILL
(A) MOVEMENTS IN CARRYING AMOUNTS

	2010	2009
	A$M	A$M

Cost	1,308.7	1,312.6
Accumulated impairment	(157.0)	(165.8)

Net book amount	1,151.7	1,146.8

Balance at 1 July	1,146.8	1,166.5
Impairment charge	—	(191.1)
Acquisition of subsidiaries (Note 27)	64.3	44.0
Contingent consideration on prior year acquisitions	4.8	—
Other	—	(2.3)
Foreign exchange differences	(64.2)	129.7

Balance at 30 June	1,151.7	1,146.8

(B) ALLOCATION OF GOODWILL

	2010	2009
	A$M	A$M

Australasia	21.8	20.9
North America	1,017.0	1,005.6
Europe	112.9	120.3

	1,151.7	1,146.8

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. For the North America segment, goodwill has been allocated to CGU’s as follows:

	2010	2009
	A$M	A$M

East	554.7	593.4
Houston	118.5	148.3
Rest of North America	343.8	263.9

	1,017.0	1,005.6

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe are not significant and do not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above are due to acquisitions, re-allocations of goodwill to other CGUs and foreign exchange retranslations.
(C) GOODWILL IMPAIRMENT TESTING
Goodwill is tested for impairment annually in the fourth quarter of the financial year and whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. The recoverable amount of a CGU or groups of CGUs is the higher of its fair value less costs to sell and its value-in-use. An impairment loss recognised for goodwill is not reversed in a subsequent period.
(D) VALUATION METHODOLOGY AND KEY ASSUMPTIONS
The recoverable amount of each of the Group’s CGUs was determined based on value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business.
The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2011 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The four-year forecast is developed using historical averages derived from four years of historical results and the 2011 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 13 — GOODWILL (CONTINUED)
(D) VALUATION METHODOLOGY AND KEY ASSUMPTIONS (CONTINUED)
The key assumptions used for the value-in-use calculations were as follows:

	DISCOUNT RATE (PRE-TAX)		GROWTH RATE
	2010	2009	2010	2009

Australasia	13.5—20.9	12.5—17.0	2.5	2.5
East	14.8	15.1	3.0	3.0
Houston	14.1	15.2	3.0	3.0
Rest of North America	12.5—15.7	13.8—16.2	3.0	3.0
Europe	11.3—13.2	12.5—14.5	1.5—2.5	1.5—2.5

(E) IMPAIRMENT CHARGES RECOGNISED
Year ended 30 June 2009
Australasia
In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.
North America
In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million related to four CGUs which are included in “Rest of North America”. The impairment charge was due to the global economic crisis which impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.
(F) IMPACT OF POSSIBLE CHANGES IN KEY ASSUMPTIONS
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$15.4 million would be required in respect of one CGU in Rest of North America. If discount rates were to increase by 1% for each CGU, an impairment charge of A$6.9 million would be required in respect of one CGU in Rest of North America.
NOTE 14 — INTANGIBLE ASSETS

	SUPPLIER
	RELATIONSHIPS	PERMITS	CONTRACTS	TRADE NAMES	OTHER	TOTAL
	A$M	A$M	A$M	A$M	A$M	A$M

At 30 June 2010
Cost	252.8	9.7	31.8	36.5	—	330.8
Accumulated impairment	—	(0.9)	—	—	—	(0.9)
Accumulated amortisation	(101.6)	—	(28.5)	(4.6)	—	(134.7)

Net book amount	151.2	8.8	3.3	31.9	—	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	—	238.8
Acquisitions	5.4	0.5	0.1	—	—	6.0
Impairment charge	—	(0.9)	—	—	—	(0.9)
Amortisation charge	(30.5)	—	(2.1)	(2.2)	—	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	—	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	—	195.2

At 30 June 2009
Cost	262.9	9.8	33.4	38.3	—	344.4
Accumulated amortisation	(75.3)	—	(27.8)	(2.5)	—	(105.6)

Net book amount	187.6	9.8	5.6	35.8	—	238.8

Year ended 30 June 2009
Balance at 1 July	189.9	4.3	9.5	31.8	0.1	235.6
Acquisitions	7.0	—	0.7	—	—	7.7
Transfers	(3.4)	3.5	—	—	(0.1)	—
Amortisation charge	(40.0)	—	(8.0)	(2.1)	—	(50.1)
Foreign exchange differences	34.1	2.0	3.4	6.1	—	45.6

Balance at 30 June	187.6	9.8	5.6	35.8	—	238.8

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
Intangible assets by segment are as follows:

	2010	2009
	A$M	A$M

North America	188.7	228.3
Australasia	0.4	0.5
Europe	6.1	10.0

	195.2	238.8

NOTE 15 — TRADE AND OTHER PAYABLES

	2010	2009
	A$M	A$M

Trade payables	430.4	293.4
Other payables	160.2	220.0
Deferred income	23.6	8.4

	614.2	521.8

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.
NOTE 16 — BORROWINGS

	2010	2009
	A$M	A$M

Current borrowings:
Other borrowings	0.6	0.8

	0.6	0.8

Non-current borrowings:
Bank loans	116.2	173.4
Other borrowings	0.4	0.9

	116.6	174.3

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and some of its subsidiaries.
(A) RISK EXPOSURES
The Group’s exposure to interest rate risk as well as information relating to the facility arrangements is set out in Note 2.
(B) FAIR VALUE
The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.
NOTE 17 — PROVISIONS

	2010	2009
	A$M	A$M

Current:
Employee benefits	10.8	14.6
Legal provisions	13.3	16.2
Other	7.0	7.2

	31.1	38.0

Non-current:
Employee benefits	10.2	12.1
Environmental compliance	4.9	5.3
Contingent consideration — business combinations	4.8	14.2
Other	2.3	2.4

	22.2	34.0

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 17 — PROVISIONS (CONTINUED)
The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(d).
Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	CURRENT		NON-CURRENT
			CONTINGENT	ENVIRONMENTAL
	LEGAL	OTHER	CONSIDERATION	COMPLIANCE	OTHER
	A$M	A$M	A$M	A$M	A$M

Balance at 1 July	16.2	7.2	14.2	5.3	2.4
Reclassifications/transfers	—	2.2	(1.2)	—	0.5
Provisions recognised/(written-back) in profit or loss	(1.0)	(0.3)	—	0.2	0.5
Payments	(1.1)	(1.7)	(11.4)	(0.4)	(1.2)
Purchase accounting adjustments	—	—	4.8	—	—
Foreign exchange differences	(0.8)	(0.4)	(1.6)	(0.2)	0.1

Balance at 30 June	13.3	7.0	4.8	4.9	2.3

NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS
The Group operates various defined benefit plans for certain employees. The plans provide benefits based on years of service and/or final average salary.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.
(A) STATEMENT OF FINANCIAL POSITION AMOUNTS
The amounts recognised in the statement of financial position are determined as follows:

	2010	2009
	A$M	A$M

Present value of the defined benefit obligation	72.9	73.4
Fair value of defined benefit plan assets	(61.9)	(62.2)

Net liability in the statement of financial position	11.0	11.2

The Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(B) CATEGORIES OF PLAN ASSETS
The major categories of plan assets are as follows:

	2010	2009
	A$M	A$M

Cash	8.4	15.5
Equity instruments	34.6	36.4
Debt instruments	12.9	7.0
Property	6.0	3.3

Total plan assets	61.9	62.2

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(C) RECONCILIATIONS

	2010	2009
	A$M	A$M

Reconciliation of the present value of the defined benefit obligation, which is partly funded:
Balance at 1 July	73.4	81.6
Current service cost	1.4	2.1
Interest cost	3.7	5.0
Actuarial loss (gain)	8.4	(8.7)
Benefits paid	(5.0)	(9.7)
Contributions paid by members	0.4	0.5
Plan changes	—	0.2
Settlements	(4.0)	—
Foreign exchange differences	(5.4)	2.4

Balance at 30 June	72.9	73.4

Reconciliation of the fair value of plan assets:
Balance at 1 July	62.2	76.7
Expected return on plan assets	3.6	5.5
Actuarial gain (loss)	4.6	(16.9)
Contributions by Group	5.1	3.8
Contributions paid by members	0.4	0.5
Benefits paid	(5.0)	(9.7)
Settlements	(3.9)	—
Foreign exchange differences	(5.1)	2.3

Balance at 30 June	61.9	62.2

(D) EXPENSE RECOGNISED IN PROFIT OR LOSS

	2010	2009	2008
	A$M	A$M	A$M

Current service cost	1.4	2.1	2.1
Interest cost	3.7	5.0	3.9
Expected return on plan assets	(3.6)	(5.5)	(5.5)

	1.5	1.6	0.5

Actual return on plan assets	8.2	(11.3)	(6.4)

(E) ACTUARIAL GAINS AND LOSSES RECOGNISED IN OTHER COMPREHENSIVE INCOME

	2010	2009	2008
	A$M	A$M	A$M

Cumulative amount at 1 July	(13.9)	(5.7)	5.5
Recognised during the period	(3.8)	(8.2)	(11.2)

Cumulative amount at 30 June	(17.7)	(13.9)	(5.7)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)
(F) PRINCIPAL ACTUARIAL ASSUMPTIONS

	%
	2010	2009	2008

Australia
Discount rate	4.2	4.6	5.5
Expected rate of return on plan assets	7.3	8.0	8.0
Future salary increases	4.0	3.0	5.0

United Kingdom
Discount rate	5.3	6.2	6.2
Expected rate of return on plan assets	5.4	6.1	6.4
Future salary increases	3.6	4.0	5.0

United States
Discount rate	5.5	6.5	6.0
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(G) EMPLOYER CONTRIBUTIONS
Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2010.
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
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2010, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2011 is A$2.2 million for Australia, A$1.5 million for the United Kingdom, and A$1.0 million for the United States.
(H) HISTORIC SUMMARY

	2010	2009	2008	2007	2006
	A$M	A$M	A$M	A$M	A$M

Defined benefit plan obligation	72.9	73.4	81.6	70.0	87.0
Plan assets	(61.9)	(62.2)	(76.8)	(77.4)	(82.2)

Deficit/(surplus)	11.0	11.2	4.8	(7.4)	4.8

Experience adjustments arising on plan liabilities	8.4	(8.7)	(0.5)	(2.8)	(2.6)

Experience adjustments arising on plan assets	(4.6)	16.9	11.8	(3.9)	(3.3)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 19 — CONTRIBUTED EQUITY
(A) SHARE CAPITAL
Ordinary shares, which have no par value, trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. The Company does not have a limited amount of authorised capital. The Company’s shares also trade on the New York Stock Exchange in the form of American Depository Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares, including participation in dividends and voting rights. Movements in ordinary shares are as follows:

	NUMBER
	OF SHARES	A$M

Balance at 1 July 2008	180,416,948	2,325.9
Issued under long-term incentive plans	257,282	—
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	27,838	0.4
Issued under the DRP	1,384,554	26.6
Shares issued to employees for integration bonus	60,096	—

Balance at 30 June 2009	182,146,718	2,352.9

Issued under long-term incentive plans	224,361	0.5
Issued under the DRP	442,346	9.2
Issued under the Institutional Placement[1]	19,047,620	391.4
Issued under the Share Purchase Plan[2]	1,973,398	41.2

Balance at 30 June 2010 for accounting purposes	203,834,443	2,795.2
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	46,831	—

Balance at 30 June 2010 per share register	203,881,274	2,795.2

1	On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.

2	On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.
(B) DIVIDEND REINVESTMENT PLAN
The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2010 under the plan were at a 2.5% discount to the market price.
(C) CAPITAL RISK MANAGEMENT
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
The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.
The Group’s gearing ratio is as follows:

	2010	2009
	A$M	A$M

Total borrowings	117.2	175.1
Less: cash and cash equivalents	(132.3)	(69.5)

Net debt	(15.1)	105.6
Plus: total equity	3,278.8	2,859.0

Total capital	3,263.7	2,964.6

Gearing ratio	—	3.6%
There have been no breaches of external obligations such as regulatory obligations or bank covenants.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 20 — RESERVES AND RETAINED EARNINGS
(A) RESERVES

	2010	2009
	A$M	A$M

Share-based payments reserve	53.7	38.4
Available-for-sale investments reserve	(0.8)	—
Cash flow hedging reserve	(0.7)	0.4
Foreign currency translation reserve	5.9	127.2

	58.1	166.0

(B) MOVEMENTS IN RESERVES

	2010	2009
	A$M	A$M

Share-based payments reserve
Balance at 1 July	38.4	36.1
Share-based payment expense	16.9	9.2
Shares issued to employees for integration bonus	—	0.8
Deferred tax on current year movements	(1.6)	(7.7)

Balance at 30 June	53.7	38.4

Available-for-sale investments reserve
Balance at 1 July	—	—
Revaluation — gross	(1.4)	—
Deferred tax	0.6	—

Balance at 30 June	(0.8)	—

Cash flow hedging reserve
Balance at 1 July	0.4	(0.6)
Revaluation — gross	(0.9)	0.6
Deferred tax on revaluation	0.2	(0.2)
Transfer to profit or loss — gross	(0.6)	—
Deferred tax on transfer	0.2	0.6

Balance at 30 June	(0.7)	0.4

Foreign currency translation reserve
Balance at 1 July	127.2	(209.9)
Currency translation differences arising during the year	(121.3)	337.1

Balance at 30 June	5.9	127.2

(C) RETAINED EARNINGS
Movements in retained earnings were as follows:

	2010	2009
	A$M	A$M

Balance at 1 July	340.1	682.3
Profit/(loss) after tax	126.7	(150.3)
Dividends paid	(38.6)	(186.5)
Actuarial loss on defined benefit plans, net of tax	(2.7)	(5.4)

Balance at 30 June	425.5	340.1

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(D) NATURE AND PURPOSE OF RESERVES
(I) SHARE-BASED PAYMENTS RESERVE
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(II) AVAILABLE-FOR-SALE INVESTMENTS RESERVE
Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(p) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.
(III) CASH FLOW HEDGING RESERVE
The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(r). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.
(IV) FOREIGN CURRENCY TRANSLATION RESERVE
Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(e) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.
NOTE 21 — DIVIDENDS
(A) RECOGNISED AMOUNTS

	2010	2009	2008
	A$M	A$M	A$M

Declared and paid during the year
Interim dividend 2010 paid at 10 cents per share franked 100% at a 30% tax rate	20.4	—	—
Final dividend 2009 paid at 10 cents per share franked 100% at a 30% tax rate	18.2	—	—
Interim dividend 2009 paid at 28 cents per share franked 100% at a 30% tax rate	—	50.9	—
Final dividend 2008 paid at 75 cents per share franked 23% at a 30% tax rate	—	135.6	—
Interim dividend 2008 paid at 55 cents per share franked 47% at a 30% tax rate	—	—	99.0
Final dividend 2007 paid at 60 cents per share franked 51% at a 30% tax rate	—	—	75.7

Total dividends paid	38.6	186.5	174.7
Shares issued under the DRP	(9.2)	(26.6)	(18.1)

Total cash dividends paid	29.4	159.9	156.6

(B) DIVIDENDS NOT RECOGNISED AT YEAR END
Since the end of the year, the Directors have determined the payment of a final dividend of 23 cents per share franked at 74% based on a 30% tax rate. The aggregate amount of the proposed dividend expected to be paid on 22 October 2010 out of consolidated retained earnings as at 30 June 2010, but not recognised as a liability at the end of the reporting period, is A$46.9 million (2009: A$18.2 million; 2008: A$135.4 million).
(C) FRANKED DIVIDENDS
The franked portions of the final dividends recommended after 30 June 2010 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2011.

	2010	2009
	A$M	A$M

Franking credits available for the subsequent financial years based on tax rate of 30% (2009: 30%)	16.2	27.5
The above amounts represent the balances of the franking account as at the reporting date, adjusted for:
•	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;
•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.
The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of A$14.9 million (2009: A$7.8 million).

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 22 — CONTINGENCIES
(A) GUARANTEES
Details of guarantees provided by the Group for which no amounts are recognised in the consolidated financial statements are presented below.

	2010	2009
	A$M	A$M

Bank guarantees — subsidiaries	45.7	64.3
Borrowing guarantee — SA Recycling LLC	—	83.9

Total guarantees	45.7	148.2

The Company, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.
As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Group has not guaranteed their new credit facility.
(B) ENVIRONMENTAL CLAIMS
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste; the discharge of materials and storm water into the environment; the management and treatment of wastewater and stormwater; and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors, including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.
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
(D) TAX AUDITS
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial position from such audits or reviews.
(E) SUBSIDIARIES
Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.
NOTE 23 — COMMITMENTS
(A) CAPITAL COMMITMENTS
Capital expenditures contracted for at the reporting date but not recognised as liabilities is as follows:

	2010	2009
	A$M	A$M

Payable within one-year	26.3	34.2
Payable later than one-year but not later than five-years	0.7	0.5

	27.0	34.7

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) LEASE COMMITMENTS
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated, Lease commitments for operating leases are as follows:

	2010	2009
	A$M	A$M

Not later than one-year	59.0	69.8
Later than one-year, but not later than three-years	95.6	107.5
Later than three-years, but not later than five-years	41.1	53.2
Later than five-years	121.0	127.8

Total lease commitments not recognised as liabilities	316.7	358.3

The lease commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(C) REMUNERATION COMMITMENTS
The Group has entered into service agreements with key management personnel as referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2010	2009
	A$M	A$M

Payable within one-year	2.6	7.8
Payable later than one-year but not later than five-years	2.3	4.7

Total remuneration commitments not recognised as liabilities	4.9	12.5

NOTE 24 — SHARE OWNERSHIP PLANS
The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settled rights which are determined by the Board.
An option is a contract that gives the holder the right, but not the obligation, to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Share rights are a contractual right to acquire the Company’s shares for nil consideration. Unless specified in the grants, holders of options and share rights are not entitled to dividends or voting rights.
(A) LONG-TERM INCENTIVE PLAN (“LTIP”)
In July 2003, the Company introduced a LTIP under which eligible employees may be invited to receive an award of options or share rights. Options have an exercise price based on the weighted average market price of the Company’s ordinary shares (or ADSs) during the five trading days up to the date of the grant. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2010 pursuant to the LTIP.
LTIP — OPTIONS
The fair value of options granted is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADS
	2010		2009		2010		2009

Risk-free interest rate		5.2%		4.7%		2.7%		3.0%
Dividend yield		4.0%		3.9%		4.0%		3.9%
Volatility		49.0%		46.3%		59.0%		55.7%
Expected life (years)		4.2		4.3		4.3		4.3
Share price at grant date	A$	21.26	A$	20.10	US$	19.21	US$	16.07
Weighted average fair value	A$	6.78	A$	6.27	US$	6.56	US$	5.48

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(A) LONG-TERM INCENTIVE PLAN (“LTIP”) (CONTINUED)
Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

		WEIGHTED			WEIGHTED
		AVERAGE			AVERAGE
	NUMBER	EXERCISE		NUMBER	EXERCISE
	OF OPTIONS	PRICE $		OF OPTIONS	PRICE $
OPTIONS OUTSTANDING	2010	2010		2009	2009

Ordinary Shares:
Balance at 1 July	558,792	A$	20.48	—	A$	0.00
Granted	270,207	A$	21.95	558,792	A$	20.48
Forfeited	(47,420)	A$	18.50	—	A$	0.00
Exercised	—	A$	0.00	—	A$	0.00

Balance at 30 June	781,579	A$	21.11	558,792	A$	20.48

Exercisable at 30 June	173,149	A$	20.68	—	A$	0.00

ADSs:
Balance at 1 July	1,182,472	US$	16.78	—	US$	0.00
Granted	729,933	US$	20.57	1,182,472	US$	16.78
Forfeited	(109,817)	US$	20.68	—	US$	0.00
Exercised	—	US$	0.00	—	US$	0.00

Balance at 30 June	1,802,588	US$	18.08	1,182,472	US$	16.78

Exercisable at 30 June	368,898	US$	16.51	—	US$	0.00

Information about outstanding and exercisable options as at 30 June 2010 is as follows:

	OUTSTANDING				EXERCISABLE
				WEIGHTED				WEIGHTED
		WEIGHTED		AVERAGE		WEIGHTED		AVERAGE
		AVERAGE		REMAINING		AVERAGE		REMAINING
	NUMBER OF	EXERCISE		CONTRACTUAL	NUMBER OF	EXERCISE		CONTRACTUAL
EXERCISE PRICE RANGE	OPTIONS	PRICE		LIFE (YEARS)	OPTIONS	PRICE		LIFE (YEARS)

Ordinary shares:
A$8 — A$20	231,919	A$	15.06	5.55	77,307	A$	15.06	5.55
A$20 — A$30	549,660	A$	23.66	6.20	95,842	A$	25.22	5.97

	781,579	A$	21.11	6.01	173,149	A$	20.68	5.78

ADSs:
US$8 — US$20	466,562	US$	10.71	5.62	155,519	US$	10.71	5.62
US$20 — US$30	1,336,026	US$	20.65	6.21	213,379	US$	20.73	5.97

	1,802,588	US$	18.08	6.06	368,898	US$	16.51	5.82

LTIP — SHARE RIGHTS
The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a Total Shareholder Return (“TSR”) performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADS
	2010		2009		2010		2009

Dividend yield		4.0%		4.0%		4.0%		4.0%
Risk-free interest rate		5.2%		4.1%		2.7%		2.5%
Volatility		49.0%		44.6%		59.0%		54.0%
Share price at grant date	A$	21.26	A$	16.04	US$	19.26	US$	12.30

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		WEIGHTED			WEIGHTED
		AVERAGE			AVERAGE
	NUMBER	FAIR VALUE AT		NUMBER	FAIR VALUE AT
	OF SHARES	GRANT DATE $		OF SHARES	GRANT DATE $
RIGHTS OUTSTANDING	2010	2010		2009	2009

Ordinary Shares:
Non-vested balance at 1 July	930,775	A$	24.07	1,124,468	A$	25.36
Granted	125,323	A$	15.95	98,785	A$	13.03
Forfeited/cancelled	(215,070)	A$	23.98	(35,196)	A$	24.71
Vested	(187,188)	A$	23.77	(257,282)	A$	25.37

Non-vested balance at 30 June	653,840	A$	22.63	930,775	A$	24.07

ADSs:
Balance at 1 July	198,039	US$	9.41	—		—
Granted	581,832	US$	12.68	198,039	US$	9.41
Forfeited/cancelled	(20,668)	US$	12.11	—		—
Vested	(5,173)	US$	18.80	—		—

Non-vested balance at 30 June	754,030	US$	11.80	198,039	US$	9.41

LTIP — SHARE RIGHTS
Share rights with performance conditions vest after a period of one to five years, but only if the performance hurdle has been met. Performance hurdles are either based on TSR or on non-market based performance criteria. In the year ended 30 June 2010, 115,548 share rights were forfeited as the performance conditions were not satisfied.
Performance-based share right grants made in the years ended 30 June 2009 and 30 June 2010 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.
(B) FORMER EXECUTIVE LONG-TERM INCENTIVE PLAN (“LTI SHARE PLAN”)
The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five-years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three-years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five-years. There is no reward if less than 5% EPS growth is achieved.
Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	NUMBER	PURCHASE	NUMBER	PURCHASE
	OF SHARES	PRICE A$	OF SHARES	PRICE A$
	2010	2010	2009	2009

Balance at 1 July	80,851	$17.66	108,689	$17.21
Forfeited	(34,020)	$18.73	—	$0.00
Exercised	—	$0.00	(27,838)	$15.90

Balance at 30 June	46,831	$16.88	80,851	$17.66

Exercisable at 30 June	46,831	$16.88	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(C) TRANSITION INCENTIVE SHARE PLAN RELATED TO THE METAL MANAGEMENT MERGER
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(I) SHARE OPTIONS
The options assumed were held by the former directors of Metal Management Inc who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc. The following table sets out details of outstanding options under the SGLTIP:

		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF OPTIONS	PRICE US$	OF OPTIONS	PRICE US$
	2010	2010	2009	2009

Balance at 1 July	738,000	$15.54	738,000	$15.54
Exercised	(32,000)	$15.29	—	$0.00

Balance at 30 June	706,000	$15.58	738,000	$15.54

Exercisable at 30 June	706,000	$15.58	738,000	$15.54

For options exercised during the year ended 30 June 2010, the weighted average share price at the date of exercise was US$22.33 (2009: nil). The weighted average contractual life of options outstanding as at 30 June 2010 was 2.90 years (2009: 3.80 years).
(II) RESTRICTED SHARES
The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three-years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date.
Set out below is a summary of restricted shares under the SGLTIP:

		WEIGHTED		WEIGHTED
		AVERAGE FAIR		AVERAGE FAIR
	NUMBER	VALUE AT	NUMBER	VALUE AT
	OF SHARES	GRANT DATE	OF SHARES	GRANT DATE
	2010	US$2010	2009	US$2010

Non-vested balance at 1 July	142,281	$25.27	249,485	$25.27
Forfeited	(12,916)	$25.27	(29,179)	$25.27
Vested	(68,399)	$25.27	(78,025)	$25.27

Non-vested balance at 30 June	60,966	$25.27	142,281	$25.27

(D) NON-EXECUTIVE DIRECTOR (“NED”) SHARE PLAN
Participation in the NED Share Plan is voluntary and all NEDs are eligible to participate. Under the NED Share Plan, NEDs elect to sacrifice all or part of their director fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating NEDs.
Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. In the year ended 30 June 2010, nil shares (2009: 2,640 shares) were allocated to participating NEDs.
(E) EFFECT OF SHARE-BASED PAYMENTS ON PROFIT OR LOSS
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2010 was A$0.4 million (2009: A$0.2 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.
(A) KEY MANAGEMENT PERSONNEL COMPENSATION

	2010	2009
	A$	A$

Short-term benefits	11,989,245	19,434,908
Long-term benefits	2,050,041	166,344
Post-employment benefits	784,335	616,273
Termination benefits	1,551,200	3,130,316
Share-based payments	7,249,463	5,167,311

	23,624,284	28,515,152

The Group has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL
(I) OPTIONS PROVIDED AS REMUNERATION AND SHARES ISSUED ON EXERCISE OF SUCH OPTIONS
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.
(II) SHARE HOLDINGS
The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
2010	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2009	RIGHTS	(SALES)	THE YEAR	30 JUNE 2010

Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
G Brunsdon[1]	—	—	—	3,870	3,870
M Feeney	26,674	—	1,115	—	27,789
R Lewon (ADS)	—	32,000	(32,000)	—	—
P Mazoudier[2]	15,201	—	—	(15,201)	—
G Morris (ADS)	20,000	—	5,000	—	25,000
C Renwick	3,144	—	—	—	3,144
P Varello (ADS)	30,825	—	21,300	—	52,125

Executive Directors:
D Dienst (ADS)	1,156,872	—	(555,579)	—	601,293
J Sutcliffe[3]	32,577	—	—	(32,577)	—

Senior Executives:
G Davy	3,003	54,683	—	—	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	—	14,979
R Larry (ADS)	90,972	—	(10,000)	—	80,972
D McGree	11,924	30,175	—	—	42,099
A Ratner (ADS)	101,249	—	(13,290)	—	87,959

1	Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.

2	Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.

3	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL (CONTINUED)
(II) SHARE HOLDINGS (CONTINUED)

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
2009	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2008	RIGHTS	(SALES)	THE YEAR	30 JUNE 2009

Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
M Feeney	25,734	—	940	—	26,674
P Mazoudier	14,639	—	562	—	15,201
G Morris (ADS)	20,000	—	—	—	20,000
C Renwick	1,444	—	1,700	—	3,144
P Varello (ADS)	6,225	—	24,600	—	30,825

Executive Directors:
D Dienst (ADS)	1,156,872	—	—	—	1,156,872
R Cunningham[1]	—	32,433	(14,989)	(17,444)	—
J Sutcliffe	52,255	82,577	(102,255)	—	32,577

Senior Executives:
T Bird[2]	—	6,732	(6,732)	—	—
G Davy	3,003	12,903	(12,903)	—	3,003
R Kelman (ADS)[3]	—	14,931	(14,931)	30,048	30,048
R Larry (ADS)	90,972	—	—	—	90,972
D McGree	—	11,924	—	—	11,924
A Ratner (ADS)[3]	74,316	—	(3,115)	30,048	101,249

1	Mr Cunningham retired from the Board on 21 November 2008. Other changes for Mr Cunningham represent his share holdings on the date of his retirement.

2	The Company accepted the resignation of Mr Bird on 17 August 2009.

3	Other changes for Messrs Kelman and Ratner represent shares they each received as part of an integration bonus.
(III) OPTION HOLDINGS
The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2010	BALANCE AT				BALANCE AT
NAME	1 JULY 2009	GRANTED	EXERCISED	FORFEITED	30 JUNE 2010	VESTED	UNVESTED

Non-Executive Directors:
R Lewon (ADS)	123,000	—	(32,000)	—	91,000	91,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—

Executive Directors:
D Dienst (ADS)	591,654	178,037	—	—	769,691	470,551	299,140
J Sutcliffe[1]	135,435	—	—	—	135,435	45,145	90,290

Senior Executives:
T Bird[2]	39,347	—	—	(39,347)	—	—	—
G Davy	48,950	37,231	—	—	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	—	—	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	—	—	165,722	36,526	129,196
D McGree	47,534	46,908	—	—	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	—	—	132,578	29,221	103,357

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his outstanding options.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

2009	BALANCE AT				BALANCE AT
NAME	1 JULY 2008	GRANTED	EXERCISED	FORFEITED	30 JUNE 2009	VESTED	UNVESTED

Non-Executive Directors:
R Lewon (ADS)	123,000	—	—	—	123,000	123,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—

Executive Directors:
D Dienst (ADS)	410,000	181,654	—	—	591,654	410,000	181,654
J Sutcliffe	—	135,435	—	—	135,435	—	135,435

Senior Executives:
T Bird	—	39,347	—	—	39,347	—	39,347
G Davy	—	48,950	—	—	48,950	—	48,950
R Kelman (ADS)	—	87,664	—	—	87,664	—	87,664
R Larry (ADS)	—	109,580	—	—	109,580	—	109,580
D McGree	—	47,534	—	—	47,534	—	47,534
A Ratner (ADS)	—	87,664	—	—	87,664	—	87,664

(IV) RIGHTS AND AWARD HOLDINGS
The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below.

2010	BALANCE AT				OTHER	BALANCE AT
NAME	1 JULY 2009	GRANTED	VESTED	FORFEITED	CHANGES	30 JUNE 2010

Executive Directors:
D Dienst (ADS)	61,092	197,006	—	—	—	258,098
J Sutcliffe[1]	258,344	—	—	(23,982)	(86,212)	148,150

Senior Executives:
T Bird[2]	62,773	—	—	(62,773)	—	—
G Davy	99,655	16,928	(54,683)	(3,823)	—	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	—	—	88,755
R Larry (ADS)	48,225	47,696	—	—	—	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	—	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	—	—	72,653

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.

2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his unvested rights.

2009	BALANCE AT			BALANCE AT
NAME	1 JULY 2008	GRANTED	VESTED	30 JUNE 2009

Executive Directors:
D Dienst (ADS)	—	61,092	—	61,092
R Cunningham[1]	81,836	—	(32,433)	49,403
J Sutcliffe	296,481	44,440	(82,577)	258,344

Senior Executives:
T Bird	54,785	14,720	(6,732)	62,773
G Davy	94,246	18,312	(12,903)	99,655
R Kelman (ADS)	54,506	38,580	(14,931)	78,155
R Larry (ADS)	—	48,225	—	48,225
D McGree	66,737	16,313	(11,924)	71,126
A Ratner (ADS)	25,625	38,580	(8,541)	55,664

1	Mr Cunningham retired from the Board on 21 November 2008. Balance represents awards that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(C) OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.
During the year ended 30 June 2010, a company related to Mr Varello was paid US$8,887 for safety consulting and administrative services (2009: US$9,145).
Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2010, the Group paid A$119,533 to Mitsui for director remuneration for Mr Sukagawa.
NOTE 26 — REMUNERATION OF AUDITORS
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.
The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2010	2009
	A$’000	A$’000

PricewaterhouseCoopers — Australian Firm:
Audit of financial statements	2,042	4,066
Sarbanes-Oxley readiness advice	—	1,705
Taxation services	30	213
Other assurance related services	499	110

	2,571	6,094

Related practices of PricewaterhouseCoopers — Australian Firm:
Audit of financial statements	3,207	4,319
Sarbanes-Oxley readiness advice	—	506
Taxation services	523	710
Acquisition due diligence and other	86	31

	3,816	5,566

Total remuneration for PricewaterhouseCoopers	6,387	11,660

NOTE 27 — BUSINESS COMBINATIONS AND DISPOSALS
(A) SUMMARY OF ACQUISITIONS
During the year ended 30 June 2010, the Group acquired the following businesses:
•	On 3 July 2009, the Group purchased the assets and business of Fairless Iron & Metal. The business is a ferrous and non-ferrous metal recycler and is based in Morrisville, Pennsylvania in the United States.

•	On 1 September 2009, the Group purchased the assets and business of Technorecycle Buromaschinen Verwertung GmbH. This e-recycling business specialises in asset recovery and is located near Frankfurt in Hochheim am Main, Germany.

•	On 18 November 2009, the Group obtained control of Port Albany Ventures by acquiring 50% of the joint venture interest that it previously did not own. As a result the Group’s equity interest in Port Albany increased from 50% to 100%. Port Albany is a mixed-use bulk material stevedoring operation located in Bethlehem, New York in the United States.

•	On 1 April 2010, the Group purchased the assets and business of Border Metals Pty Ltd. The business is a ferrous and non-ferrous metal recycler and is located in Victoria, Australia.
Had the above acquisitions occurred on 1 July 2009, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) PURCHASE CONSIDERATION AND ASSETS AND LIABILITIES ACQUIRED
Details of the aggregate purchase consideration and cash outflow are as follows:

A$M

Cash paid for current year acquisitions	100.6
Payments for deferred consideration and contingent consideration on prior year acquisitions	13.5
Cash acquired	(0.7)

Cash outflow for acquisitions	113.4

Assets and liabilities arising from current year acquisitions are as follows:

FAIR
VALUE
A$M

Cash	0.7
Trade and other receivables	3.0
Inventories	1.0
Property, plant and equipment (Note 12)	41.9
Deferred tax asset	0.5
Identified intangible assets (Note 14)	6.0
Trade and other payables	(2.1)
Borrowings	(0.4)

Net assets acquired	50.6

Goodwill recognised from current year acquisitions are as follows:

A$M

Total cash consideration	100.6
Fair value of previously held equity interest in Port Albany	14.3
Less: net assets acquired	(50.6)

Goodwill on acquisition	64.3

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.
(C) ACQUISITION OF METAL MANAGEMENT
On 14 March 2008, the Company purchased the issued capital of Metal Management for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depositary Shares) with a fair value of A$1.5 billion, the assumption of outstanding share options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management was one of the largest full service scrap metal recyclers in the United States, with 50 locations in 17 states. The acquisition was made to expand the Group’s presence in the North American scrap recycling market.
If the acquisition of Metal Management had occurred on 1 July 2007, revenues and net profit of the Group would have been A$10.2 billion and A$493.0 million, respectively, for the year ended 30 June 2008. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of Metal Management to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
(D) DISPOSALS
On 15 January 2010, the Group sold the assets of its Aluminium Salt Slag business in Australia. The consideration was not significant to the Group. The sale was part of the Group’s announced strategy of disposing of its non-core assets.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 28 — SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2010	2009

Sims Metal Management Limited
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
PNG Recycling Limited	PNG	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Sims Group Canada Holdings Limited	Canada	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Trishyiraya Recycling India Private Ltd	India	100%	100%
Sims Tyrecycle Properties Pty Ltd	Australia	100%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Energy Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Industries Limited	New Zealand	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Sims Manufacturing Pty Limited	Australia	100%	100%
Simsmetal Executive Staff Superannuation Pty Limited	Australia	100%	100%
Sims Superannuation Management Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Recycling Solutions Pte Limited	Singapore	100%	100%
Sims Recycling Solutions Africa Pty Ltd (ii)	Africa	100%	—
Simsmetal Staff Equity Pty Limited	Australia	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Mirec BV	The Netherlands	100%	100%
Sims Recycling Solutions Cooperatief B.A. (ii)	The Netherlands	100%	—
Sims Recycling Solutions NV	Belgium	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Technorecycle GmBH (ii)	Germany	100%	—
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Accu-Shred Limited	Canada	100%	100%
Sims Recycling Solutions SARL	France	100%	100%
Sims Recycling Solutions Inc	USA	100%	100%
Sims Recycling Solutions Holdings Inc	USA	100%	100%
Global Investment Recovery, Inc	USA	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2010	2009

United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management Inc	USA	100%	100%
MM Metal Dynamics Holdings Inc	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest Inc	USA	100%	100%
CIM Trucking Inc	USA	100%	100%
Metal Management Indiana Inc	USA	100%	100%
Metal Management Memphis LLC	USA	100%	100%
Metal Management Ohio Inc	USA	100%	100%
SMM — North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh Inc	USA	100%	100%
Metal Management Aerospace Inc	USA	100%	100%
Metal Management West Coast Holdings Inc	USA	100%	100%
Metal Management West Inc	USA	100%	100%
Metal Management Arizona LLC	USA	100%	100%
Proler Southwest GP Inc	USA	100%	100%
Metal Management Proler Southwest Inc	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama Inc	USA	100%	100%
Metal Management Mississippi Inc	USA	100%	100%
Naporano Iron & Metal Inc	USA	100%	100%
Metal Management Northeast Inc	USA	100%	100%
Metal Management Connecticut Inc	USA	100%	100%
New York Recycling Ventures Inc	USA	100%	100%
Metal Management New Haven Inc	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures LLC (ii)	USA	100%	50%

(i)	These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.
The voting power held in each subsidiary is proportionate to the equity holdings.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 28 — SUBSIDIARIES (CONTINUED)
DEED OF CROSS GUARANTEE
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings and a consolidated statement of financial position for the Closed Group.

	2010	2009
	A$M	A$M

(i) Condensed consolidated income statement
Profit before income tax	40.6	244.3
Income tax expense	(12.5)	(1.4)

Profit after tax	28.1	242.9

(ii) Summary of movements in consolidated retained earnings
Balance at 1 July	172.9	113.6
Transfer to reserves	(0.6)	—
Profit for the year	28.1	242.9
Actuarial (loss)/gain on defined benefit plan, net of tax	(7.3)	2.9
Dividends provided for or paid	(38.6)	(186.5)

Balance at 30 June	154.5	172.9

(iii) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.5	19.3
Trade and other receivables	385.5	275.0
Current tax receivable	—	16.6
Inventory	137.4	82.3
Other financial assets	—	3.1

Total current assets	539.4	396.3

Non-current assets
Receivables	2.0	2.4
Investments accounted for using the equity method	19.9	18.5
Other financial assets	2,502.7	2,303.0
Property, plant and equipment	103.0	101.5
Deferred tax assets	22.0	15.4
Goodwill	14.9	15.3
Intangible assets	0.4	0.5

Total non-current assets	2,664.9	2,456.6

Total assets	3,204.3	2,852.9

LIABILITIES
Current liabilities
Trade and other payables	143.1	266.5
Other financial liabilities	4.0	0.8
Current tax liabilities	25.3	—
Provisions	9.7	12.2

Total current liabilities	182.1	279.5

Non-current liabilities
Deferred tax liabilities	9.5	4.4
Provisions	7.0	8.8
Retirement benefit obligations	4.0	6.1

Total non-current liabilities	20.5	19.3

Total liabilities	202.6	298.8

Net assets	3,001.7	2,554.1

EQUITY
Contributed equity	2,795.2	2,352.9
Reserves	52.0	28.3
Retained earnings	154.5	172.9

Total equity	3,001.7	2,554.1

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
(A) CARRYING AMOUNTS OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

				CARRYING AMOUNT
NAME OF ASSOCIATE OR	COUNTRY OF	OWNERSHIP INTEREST %		2010	2009
JOINTLY CONTROLLED ENTITY	INCORPORATION	2010	2009	A$M	A$M

SA Recycling LLC	USA	50%	50%	314.3	329.9
Metal Management Nashville LLC	USA	50%	50%	14.0	22.4
Rondout Iron & Metal LLC	USA	50%	50%	0.9	0.6
Port Albany Ventures LLC1	USA	100%	50%	—	6.6
Richmond Steel Recycling Ltd	Canada	50%	50%	19.8	21.6
LMS Generation Pty Ltd	Australia	50%	50%	19.9	18.5
Australia Refined Alloys Pty Ltd	Australia	50%	50%	—	—
Extruded Metals Ltd	New Zealand	33%	33%	0.6	0.6

				369.5	400.2

1	On 18 November 2009, the Group obtained control of Port Albany by acquiring the remaining 50% of the joint venture. As a result, the Group’s equity interest in Port Albany increased from 50% to 100%.
(B) MOVEMENTS IN CARRYING AMOUNTS

	2010	2009
	A$M	A$M

Balance at 1 July	400.2	332.2
Share of profit before tax	17.5	57.6
Associates share of income tax expense	(2.4)	(2.6)
Accretion of deferred gain to equity accounted profit	2.7	3.2
Dividends received	(19.6)	(41.5)
Return of capital from jointly controlled entities	(0.4)	(3.6)
Purchase of remaining 50% interest in Port Albany	(5.6)	—
Impairment of investment in Metal Management Nashville LLC	(5.7)	—
Other	—	1.7
Foreign exchange differences	(17.2)	53.2

Balance at 30 June	369.5	400.2

(c) Share of associates’ and jointly controlled entities’ profit
Profit before income tax	14.5	60.8
Associates’ share of income tax expense	(2.4)	(2.6)

Profit after income tax recognised in equity accounted investment	12.1	58.2
Jointly controlled entities income tax[1]	(2.4)	(19.2)

Associates’ and jointly controlled entities’ profit after tax	9.7	39.0

1	The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.
(C) PORT ALBANY
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain calculated as follows:

A$M

Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
(D) SA RECYCLING LLC
On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. In accordance with AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures, the SA Recycling LLC is a jointly controlled entity accounted for under the equity method.
The fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

	BOOK VALUE A$M	FAIR VALUE A$M	NON-CASH GAIN A$M

Property, plant and equipment	71.4	79.8	(8.4)
Goodwill and intangible assets	196.5	265.7	(69.2)
Non-current provisions	(3.2)	(3.2)	—

	264.7	342.3	(77.6)

In accordance with UIGI 113 (SIC 13) Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised in other income as disclosed in Note 6. The remaining 50% of the non-cash gain for intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively over the remaining useful life of the assets to which it relates. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.
(E) SUMMARISED FINANCIAL INFORMATION OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010	2009
GROUP’S SHARE OF ASSETS AND LIABILITIES	A$M	A$M

Current assets	104.0	92.1
Non-current assets	289.8	313.4

Total assets	393.8	405.5

Current liabilities	30.0	34.1
Non-current liabilities	100.0	102.2

Total liabilities	130.0	136.3

Net assets	263.8	269.2

	2010	2009	2008
GROUP’S SHARE OF REVENUE, EXPENSES AND RESULTS	A$M	A$M	A$M

Revenues	596.3	814.2	699.9
Expenses	(578.8)	(756.6)	(637.6)

Profit before income tax	17.5	57.6	62.3

(F) CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(G) JOINTLY CONTROLLED OPERATIONS
The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2010 A$M	2009 A$M

Current assets	17.0	10.2
Non-current assets	6.9	7.6

Total assets	23.9	17.8

Current liabilities	18.9	10.2
Non-current liabilities	0.1	3.2

Total liabilities	19.0	13.4

Net assets	4.9	4.4

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.
NOTE 30 — RELATED PARTY TRANSACTIONS
(A) KEY MANAGEMENT PERSONNEL
Disclosures relating to key management personnel are set out in Note 25.
(B) OUTSTANDING LOANS OR BALANCES ARISING FROM TRANSACTIONS WITH RELATED ENTITIES
There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.
(C) TRANSACTIONS WITH RELATED PARTIES
The following transactions occurred with related parties:

	2010 A$M	2009 A$M

Superannuation contribution to superannuation funds on behalf of employees	5.7	7.7

(D) TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010 A$M	2009 A$M	2008 A$M

Sales	85.0	70.7	8.3
Purchases	764.2	1,139.6	689.6
Management fees and commissions	10.7	11.5	10.0
Other costs	0.2	0.4	0.3

(E) OUTSTANDING BALANCES ARISING FROM TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010 A$M	2009 A$M

Current receivables	4.0	16.3
Current payables	42.1	18.8

(F) TERMS AND CONDITIONS
The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 31 — PARENT ENTITY FINANCIAL INFORMATION
The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (ÒSGAHLÓ) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated Financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated Financial statements of SGAHL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(A) SUMMARY FINANCIAL INFORMATION

	2010	2009
	A$M	A$M

Statement of Financial position
Current assets	20.4	14.7
Total assets	4,252.1	4,041.4

Current liabilities	75.6	284.8
Total liabilities	77.5	284.8

Shareholder’s equity
Contributed equity	4,115.9	3,673.6
Reserves	53.7	38.4
Retained earnings	5.0	44.6

	4,174.6	3,756.6

(Loss)/profit for the year	(1.0)	230.2

Total comprehensive (loss)/income	(1.0)	230.2

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.
(B) GUARANTEES ENTERED INTO BY THE PARENT ENTITY
The Parent has not provided Financial guarantees for which a liability has been recognised in the Parent’s statement of Financial position.
(C) CONTINGENT LIABILITIES OF THE PARENT ENTITY

	2010	2009
	A$M	A$M

Bank guarantees — subsidiaries	39.9	54.8
Borrowing guarantee — SA Recycling LLC	—	83.9

	39.9	138.7

As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Company has not guaranteed the new credit facility.
(D) LEASE COMMITMENTS

	2010	2009
	A$M	A$M

Not later than one-year	2.1	1.1
Later than one-year, but not later than three-years	4.3	3.9
Later than three-years, but not later than Five-years	4.4	3.9
Later than Five-years	51.2	50.4

Total lease commitments not recognised as liabilities	62.0	59.3

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 32 — EARNINGS PER SHARE

	2010	2009	2008

Earnings/(loss) per share as previously reported (in cents)
Basic	64.9	(82.9)	310.9
Diluted	64.5	(82.9)	307.9
Effect of equity issue[1]	—	0.4	(1.6)
Earnings/(loss) per share as restated (in cents)
Basic	64.9	(82.5)	309.3
Diluted	64.5	(82.5)	306.3
Weighted average number of shares used in the denominator (‘000)
Number of shares for basic earnings per share	194,417	181,247	141,574
Effect of equity issue[1]	929	924	722

Basic shares	195,346	182,171	142,296

Dilutive effect of share-based awards	1,129	—	1,374

Diluted shares	196,475	182,171	143,670

1	In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.
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
NOTE 33 — CASH FLOW INFORMATION
(A) RECONCILIATION OF PROFIT/(LOSS) FOR THE YEAR TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	2010	2009	2008
	A$M	A$M	A$M

Profit/(loss) for the year	126.7	(150.3)	440.1
Adjustments for non-cash items:
Depreciation and amortisation	143.9	170.8	95.1
Net gain on contribution of assets to SA Recycling LLC	—	—	(38.8)
Unrealised (gain)/loss on held for trading derivatives	(3.7)	10.3	(3.9)
Impairment of goodwill	—	191.1	3.3
Impairment of property, plant and equipment	14.5	10.0	0.1
Impairment of intangible assets	0.9	—	—
Net (gain)/loss on disposal of non-current assets	(3.0)	(0.9)	1.9
Loss on sale of subsidiaries	—	2.6	—
Share-based payments	16.9	9.3	13.4
Non-cash pension expense	1.5	1.6	0.5
Non-cash compensation	—	0.8	—
Negative goodwill recognised on acquisition	—	(0.4)	—
Equity accounted profit net of dividends received	5.1	(16.7)	(55.3)
Gain on acquisition of Port Albany Ventures LLC	(8.7)	—	—
Other	(0.3)	0.2	0.3
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(240.7)	492.8	(176.6)
(Increase)/decrease in inventories	(339.6)	543.4	(407.6)
(Increase)/decrease in prepayments	(2.8)	1.7	18.6
(Decrease)/increase in provisions	(7.7)	(10.2)	24.2
Increase/(decrease) in income taxes	106.8	(194.8)	80.3
(Decrease)/increase in deferred taxes	(11.1)	38.8	(11.2)
Increase/(decrease) in trade and other payables	153.8	(545.7)	263.1

Net cash (outflow)/inflow from operating activities	(47.5)	554.4	247.5

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 33 — CASH FLOW INFORMATION (CONTINUED)
(B) RECONCILIATION OF CASH
Cash at the end of the Financial year as shown in the statements of cash flows is reconciled to the related items in the statements of Financial position as follows:

	2010	2009
	A$M	A$M

Cash at bank and on hand	132.2	59.1
Short-term deposits	0.1	10.4

Cash and cash equivalents	132.3	69.5

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate their fair value.
(C) NON-CASH INVESTING AND FINANCING ACTIVITIES
(i)	During the year ended 30 June 2010, dividends of A$9.2 million (2009: A$26.6 million; 2008: A$18.1 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.

(ii)	On 14 March 2008, the Company acquired 100% of the share capital of Metal Management Inc for A$1,500.6 million. The consideration given consists of 53,473,817 ordinary shares in Sims Metal Management Limited with a fair value of A$1,490.1 million and A$10.5 million of fully vested share options assumed at fair value. Refer to Note 27.

(iii)	On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC, amounting to an investment of A$342.3 million. For details of the assets and liabilities contributed to the SA Recycling joint venture, refer to Note 29.
NOTE 34 — EVENTS OCCURRING AFTER THE REPORTING PERIOD
On 4 August 2010, the Group purchased the electronic recycling assets of Wincanton PLC in the United Kingdom. The purchase price was not material to the Group.

PricewaterhouseCoopers LLP
2020 Main Street
Suite 400
Irvine CA 92614
Telephone (949) 437 5200
Facsimile (949) 437 5300
Report of Independent Registered Public Accounting Firm
To the Members of SA Recycling, LLC:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of SA Recycling, LLC and its subsidiaries (the “Company”) at June 30, 2010 and 2009, and the results of its operations and its cash flows for the three fiscal years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 16 to the consolidated financial statements, the Company has entered into significant transactions with Global Trade, a related party.
/s/ PricewaterhouseCoopers LLP
August 3, 2010

SA Recycling, LLC and Subsidiaries
Consolidated Balance Sheets
June 30, 2010 and 2009

(in thousands of dollars)	2010	2009
Assets
Current assets
Cash	$4,743	$3,604
Receivables
Trade, net of allowance for doubtful accounts of $27 and $138 at June 30 2010 and 2009, respectively	19,726	10,131
Related party	23,361	12,258
Other	365	292
Inventories	70,112	48,432
Restricted cash	—	10,000
Wear parts and spares	10,056	11,067
Other current assets	2,521	2,759

Total current assets	130,884	98,543
Property, plant and equipment, net	207,511	205,800
Intangible assets, net	34,797	43,273
Goodwill	163,252	163,252
Other assets	7,911	4,518

Total assets	$544,355	$515,386

Liabilities and Equity
Current liabilities
Cash overdrafts	$3,802	$9,022
Accounts payable	18,339	8,977
Accrued liabilities	8,067	5,850
Environmental liabilities	900	1,425
Related party payables	2,908	13,099
Current portion of long-term debt	7,143	271
Other current liabilities	1	28

Total current liabilities	41,160	38,672
Environmental liabilities, net of current portion	5,618	5,847
Deferred income tax liabilities	996	1,278
Long-term debt	142,857	131,357

Total liabilities	190,631	177,154
Commitments and contingencies (Note 12)
Equity
Members’ equity	347,601	331,035
Noncontrolling interest	6,123	7,197

Total equity	353,724	338,232

Total liabilities and equity	$544,355	$515,386

The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Consolidated Statements of Operations
Years ended June 30, 2010, 2009 and 2008

(in thousands of dollars)	2010	2009	2008
Revenue
Gross sales	$894,115	$983,699	$921,928
Less:
Freight out	(21,413)	(31,572)	(43,184)
Other	(13,976)	(11,642)	(8,961)

Total net revenue	858,726	940,485	869,783
Cost of sales (excluding depreciation)	720,988	742,145	709,702
General and administrative expenses	66,226	72,548	47,780
Depreciation and amortization expense	27,311	23,433	13,446

Income from operations	44,201	102,359	98,855

Other (income) expense, net
Loss (income) from equity investment	67	(237)	(1,187)
Interest expense	2,479	7,200	4,843
Other income	(2,711)	(3,022)	(2,636)

Total other (income) expense, net	(165)	3,941	1,020

Income before provision for income taxes	44,366	98,418	97,835
Provision for income taxes	492	592	313

Net income	43,874	97,826	97,522
(Income) loss attributable to noncontrolling interest	(312)	132	—

Net income attributable to members	$43,562	$97,958	$97,522

The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Statements of Changes in Equity
Years ended June 30, 2010, 2009 and 2008

			Total	Non-
	Adams	Simsmetal	Members’	controlling	Total
(in thousands of dollars)	Steel	West	Equity	Interest	Equity
Balances at June 30, 2007	$—	$—	$—	$—	$—
Members’ contribution	73,762	210,199	283,961	—	283,961
Members’ distribution	(43,937)	(43,937)	(87,874)	—	(87,874)
Net income	48,761	48,761	97,522	—	97,522

Balances at June 30, 2008	$78,586	$215,023	$293,609	$—	$293,609
Noncontrolling interest resulting from acquisition of business	—	—	—	7,329	7,329
Members’ distribution	(28,210)	(28,210)	(56,420)	—	(56,420)
Reduction in contributed capital (Note 2)	(338)	(3,774)	(4,112)	—	(4,112)
Reclassification of contributed capital (Note 2)	(6,897)	6,897	—	—	—
Net income (loss)	48,979	48,979	97,958	(132)	97,826

Balances at June 30, 2009	$92,120	$238,915	$331,035	$7,197	$338,232

Purchases of noncontrolling interest	(1,820)	(1,820)	(3,640)	(1,386)	(5,026)
Members’ distribution	(11,135)	(11,135)	(22,270)	—	(22,270)
Reduction in contributed capital (Note 2)	(1,086)	—	(1,086)	—	(1,086)
Net income	21,781	21,781	43,562	312	43,874

Balances at June 30, 2010	$99,860	$247,741	$347,601	$6,123	$353,724

The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years ended June 30, 2010, 2009 and 2008

(in thousands of dollars)	2010	2009	2008
Cash flows from operating activities
Net income	$43,874	$97,826	$97,522
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	27,311	23,433	13,446
Amortization of lease acquisition	34	—	—
Non cash inventory write-down	5,390	487	—
Equity method investment	67	(237)	(1,187)
Loss (gain) on sale of fixed assets	667	(266)	74
Provision for doubtful accounts	(111)	(148)	286
Deferred income taxes	(282)	(192)	—
Changes in operating assets and liabilities, net of effect of acquisitions and contributions from members
Receivables	(9,557)	21,229	(9,470)
Related party receivables	(11,103)	154,513	(166,771)
Inventories	(27,070)	23,019	(4,580)
Wear parts and spares	1,011	(3,214)	(3,724)
Other current assets	238	(411)	(1,618)
Other assets	1	(310)	—
Cash overdrafts	(5,220)	(22,721)	24,476
Accounts payable	9,362	(20,510)	15,804
Accrued liabilities	2,217	(26,589)	31,259
Environmental liabilities	(754)	(1,224)	—
Related party payables	(10,191)	9,461	3,638
Other current liabilities	(27)	(38)	66

Net cash provided by (used in) operating activities	25,857	254,108	(779)

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	(57,952)	(120,466)
Purchase of property and equipment	(21,886)	(18,098)	(29,135)
Changes in restricted cash	10,000	(10,000)	—
Proceeds from sale of property and equipment	567	1,322	513
Other	—	—	155

Net cash used in investing activities	(11,319)	(84,728)	(148,933)

Cash flows from financing activities
Proceeds on notes payable	—	—	5,000
Payments on notes payable	(878)	(5,651)	(254)
Proceeds on lines of credit	1,034,350	624,550	429,900
Payments on lines of credit	(1,065,100)	(632,600)	(291,100)
Proceeds on term loans	50,000	—	100,000
Payments on term loans	—	(100,000)	—
Purchases of noncontrolling interest	(5,026)	—	—
Payments for debt issuance costs	(4,475)	—	(1,615)
Payments of cash distributions to members	(22,270)	(56,420)	(87,874)

Net cash (used in) provided by financing activities	(13,399)	(170,121)	154,057

Net increase (decrease) in cash	1,139	(741)	4,345
Cash at beginning of period	3,604	4,345	—

Cash at end of period	$4,743	$3,604	$4,345

Supplemental cash flow information
Cash paid for
Income taxes	$876	$1,667	$246
Interest	2,211	4,924	4,385
The accompanying notes are an integral part of these consolidated financial statements.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
1.	Organization, Business and Basis of Presentation
SA Recycling, LLC, a Delaware limited liability company, (the “Company”), was formed on June 4, 2007 pursuant to a plan to form a joint venture by the combination of operations of Adams Steel, LLC (“Adams Steel”) and Simsmetal West LLC (“Simsmetal West”) (collectively, the “Members”) for the purpose of purchasing, processing and selling ferrous and non-ferrous scrap metals. The Company is a full service scrap metal recycling company with multiple locations located primarily throughout Southern California, which purchase and recycle all types of scrap metal including car bodies, appliances, non-ferrous metals, and construction and demolition materials. Other services include mobile car body smashing, demolition contracting, certified destruction services, green waste and oil filter recycling.

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

Revenues from ferrous and non-ferrous scrap metal sales are recognized when title and risk of loss have passed to the customer, the price is fixed and determinable and collectibility is reasonably assured. Revenues from services are recognized as the service is performed, when the price is fixed and determinable and collectibility is reasonably assured. Sales commissions and sales adjustments related to weight differences are recorded as a reduction to revenue in the “Other” line item on the statement of operations.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Revenues by product category were as follows for the years ended June 30:

	2010	2009	2008
Ferrous metals (including non-ferrous by-products)	$755,626	$793,014	$742,214
Non-ferrous metals	131,191	181,531	168,386
Other recycling services	7,298	9,154	11,328

Gross revenue	$894,115	$983,699	$921,928

Cash
Cash represents cash in banks and cash on hand. Cash balances at banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank. As of June 30, 2010 and 2009, and at various times throughout the years, the Company had deposits in excess of FDIC limits.

Restricted Cash

The revolving line of credit with Fifth Third Bank (Note 9) required a compensating balance of $10,000, which was legally restricted and recorded separately on the Company’s balance sheet at June 30, 2009. As the revolving line of credit with Fifth Third Bank was paid in full on June 30, 2010, the contractual restriction was no longer required.

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

Concentrations of Credit Risk and Major Customers

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Sales to related party customers accounted for approximately 70%, 84% and 78% of total gross sales for the years ended June 30, 2010, 2009 and 2008, respectively. One related party customer accounted for approximately 69%, 75% and 69% of total gross sales for the years ended June 30, 2010, 2009 and 2008, respectively. See Note 16 for additional information on the Company’s related party activity.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Wear Parts and Spares

The Company’s wear parts and spares consist of replacement parts and accessories used in the production process. These parts are expensed as used and are included in cost of sales in the statement of operations.

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

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed resulting from acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually or more frequently should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred. The Company tests for impairment in the third quarter of each year, or more frequently if events and circumstances warrant. Such events and circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy, or disposition of a reporting unit or a portion thereof. The Company performs its goodwill and indefinite-lived intangible assets impairment tests at the reporting unit and asset grouping level and has determined it operates under one reporting unit and asset grouping.

The annual evaluation for impairment of goodwill is based on a two-step test. The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite-lived intangible assets. If the fair value exceeds its carrying amount, these assets are not considered impaired and the second step of the test is unnecessary. If the carrying amount of goodwill exceeds their fair value, the second step measures the impairment loss, if any. The second step compares the implied fair value of these assets with their carrying amount. The implied fair value of goodwill is determined in the same manner as the amount of these assets recognized in a business combination. If the carrying amount of these assets exceed the implied fair value, an impairment loss is recognized in an amount equal to that excess. The annual evaluation for impairment of indefinite lived intangible assets is based upon a test which compares the fair value of the intangible assets to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded for that excess.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Company bases its fair value estimates on assumptions it believes to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

There were no impairment losses recognized for the years ended June 30, 2010, 2009 and 2008.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization that are acquired by the Company are carried at cost, less accumulated amortization. Depending on the materiality of the intangible asset acquired, the Company utilizes a valuation specialist to value intangible assets and assist the Company in the determination of the appropriate amortizable lives.

Long-Lived Assets

Long-lived assets such as property, plant and equipment, subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

There were no impairment losses recognized for the years ended June 30, 2010, 2009 and 2008.

Other Assets

Included in other assets as of June 30, 2010 and 2009, is $3,200 and $3,267, respectively, related to a 50% ownership interest in T&L Properties, Inc. The Company uses the equity method of accounting for this investment, with earnings and losses reported within other (income) expense, net, in the consolidated statements of operations. This investment has resulted in cumulative undistributed earnings of $3,200 as of June 30, 2010, that are included as a part of equity of the investment.

Also included in other assets as of June 30, 2010 is $4,475 of debt issuance costs related to the new term loan, revolving credit and letter of credit facility (Note 9). These costs will be amortized over the term of the facility.

Environmental Provision

The Company maintains a reserve based upon its estimated liability associated with environmental conditions caused by past operations. A reserve is established when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company maintained an environmental reserve at June 30, 2010 and 2009 of $6,518 and $7,272, respectively. These estimated liabilities are subject to revision in future periods based on actual costs or new information.

Fair Value of Financial Instruments

The carrying amount of financial instruments, consisting of cash, trade accounts and other receivables, accounts payable, short-term borrowings and other liabilities, approximates their fair values at the balance sheet dates due to their relatively short maturities.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Noncontrolling Interest

The Company acquired a controlling interest in Silver Dollar Recycling, LLC during fiscal 2009 (Note 4). On July 1, 2009, the Company adopted new guidance for the recognition and presentation of noncontrolling interest in a subsidiary. As of July 1, 2009, the noncontrolling interest was reclassified from mezzanine to permanent equity. Net income or loss attributable to the noncontrolling interest is still shown as a separate line item on the consolidated statement of operations and increases or reduces the noncontrolling interest account on the consolidated balance sheet. As of June 30, the net income attributable to the Company and transfers from the noncontrolling interest was as follows:

	2010	2009
Net income attributable to members	$43,562	$97,958

Transfers from the noncontrolling interest:
Decrease in equity for purchase of Silver Dollar Recycling, LLC interest	(3,640)	—

Change from net income attributable to SA Recycling, LLC and net transfers from noncontrolling interest	$39,922	$97,958

Adjustments to Equity and Goodwill

Due to facts and circumstances identified in fiscal years 2010 and 2009, immaterial adjustments were made to members’ equity and goodwill as follows:
i.	Reclassification of contributed assets between goodwill and Simsmetal West members’ equity of $3,774.

ii.	Reclassification of members’ equity from Adams Steel to Simsmetal West of $6,897.

iii.	Reclassification between equity investment and Adams Steel members’ equity of $338.

iv.	Reclassification of the purchase price of Oxnard Metals, Inc. between goodwill and deferred tax liability of $1,577.

v.	Reclassification between property, plant and equipment and Adams Steel members’ equity of $1,086.
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

A number of the Company’s consolidated wholly owned subsidiaries are corporations. Income taxes for these entities are accounted for under the asset and liability method in accordance with the accounting for income taxes. Deferred income tax assets and liabilities are recognized for the

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

On July 1, 2009, the Company adopted new guidance related to recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return (Note 14).

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

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard for business combinations. The new standard establishes principles and requirements for the manner in which the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard applies to business combinations that are consummated on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this standard on July 1, 2009, which did not have a significant impact on its financial position, results of operations, or cash flows as there have been no acquisitions that have consummated after July 1, 2009.

In April 2008, the FASB issued a new accounting standard over the determination of the useful lives of acquired intangible assets. The new standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the impairment model. Under the new guidance, companies are required to consider their own historical experience in renewing or extending similar arrangements and in the absence of historical experience, companies are required to consider the assumptions that market participants would use regarding renewal or extension, adjusted for company-specific factors. The standard will be effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. It must be applied prospectively to intangible assets acquired after the effective date and early adoption is prohibited. The Company adopted this standard on July 1, 2009, which did not have a significant impact on its financial position, results of operations or cash flows.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
In August 2008, the Emerging Issues Task Force (“EITF”) issued a new accounting standard to clarify the initial recognition and measurement and subsequent measurement issues associated with accounting for equity method investments. The issue is effective for transactions occurring in the fiscal years beginning on or after December 15, 2008. The Company adopted this standard on July 1, 2009, which did not have a significant impact on its financial position, results of operations, or cash flows as there have been no transactions for which these investments exist consummated after July 1, 2009.
In August 2008, the EITF issued a new accounting standard to address the accounting for defensive intangible assets after initial measurement. The issue applies to all intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset. The issue is effective for intangible assets acquired on or after the fiscal year beginning on or after December 15, 2008. The Company adopted this standard on July 1, 2009, which did not have a significant impact on its financial position, results of operations, or cash flows as the Company did not enter into a new business combination for which defensive intangible assets exist.
In April 2009, the FASB issued a position which clarifies initial recognition and measurement, subsequent measurement, and accounting and disclosures for assets and liabilities from contingencies in a business combination. The position has the same effective date as the revised business combination standard, which was effective for all business combinations on or after the beginning of fiscal years beginning on or after December 15, 2008. The Company adopted this position on July 1, 2009, which did not have a significant effect on its financial position, results of operations or cash flows as the Company has not enter into any new business combinations.
In August 2009, the FASB issued revised guidance regarding the measurement of liabilities at fair value which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The statement becomes effective for the first reporting period beginning after August 2009. The Company is currently evaluating the impact, if any, this revised guidance will have on its financial position, results of operations and cash flows.
In January 2010, the FASB issued revised guidance regarding the disclosures for fair value measurement. The revised guidance includes the following changes: (i) new disclosures over transfers in and out of Level 1 and Level 2; (ii) additional disclosures regarding the activity in Level 3 such as purchases, sales, issuances and settlements on a gross versus net basis; (iii) improved disclosures over the level of disaggregation for each class of asset or liability that is being fair valued; and (iv) reiterated disclosure requirements for Level 2 and Level 3 assets and liabilities which include both the valuation techniques and inputs. The revised guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activities within Level 3 which becomes effective for interim and annual periods beginning after December 31, 2010. The Company is currently evaluating the impact, if any, this revised guidance will have on its financial position, results of operations and cash flows.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
3.	Significant Noncash Investing and Financing Transactions
The Company engaged in the following significant noncash investing and financing transactions with regards to the contributions received from Adams Steel and Simsmetal West on September 1, 2007:

	2010	2009	2008
Adjustments to contribution received from Adams Steel upon execution of Operating Agreement on September 1, 2007	$(1,086)	$(7,235)	$73,762
Adjustments to contribution received from Simsmetal West upon execution of Operating Agreement on September 1, 2007	$—	$3,123	$210,199
The assets and liabilities contributed were recorded at net book value. The 2010 and 2009 activity reflects reclassifications made during 2010 and 2009 to the initial contributions recorded during the year ended June 30, 2008 (Note 2).
4.	Acquisitions
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

Purchase consideration
Cash consideration	$55,192
Promissory note	4,236
Direct transaction costs	246

$59,674

Allocation
Tangible assets acquired
Cash	$1,722
Inventories	1,432
Property, plant and equipment	11,571
Identifiable intangible assets acquired
Non-compete (amortization period of 4 years)	351
Tradename (amortization period of 15 months)	2,397
Supplier relationships (amortization period of 10 years)	23,252
Goodwill	26,752

Total assets acquired	67,477

Liabilities assumed
Environmental liabilities	(474)
Noncontrolling Interest	(7,329)

$59,674

Upon completion of purchase accounting, an indefinite-lived tradename was identified. In the fourth quarter of 2009, the Company converted the indefinite-lived tradename to definite lived and assigned a 15 month useful life. The Company has terminated the use of the existing tradename as of June 30, 2010.
The Amended and Restated Operating Agreement of SDR provided members with a total of 25.250% interests, the right, at their option, to require the Company to purchase or redeem all or part of their interests in SDR during the period from July 1, 2009 through December 31, 2011 (the “Put Option”). In conjunction with the Put Option, the Company had the right to purchase the remaining 4.455% interest in SDR during the same time periods of each year as the Put Option (the “Call Option”). The purchase price under the Put Option and Call Option was the purchase price that would have been paid for these interests under the original acquisition of the controlling interest of SDR, less proportionate distributions paid other than tax distributions, plus 5% per annum compounded annually.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
During fiscal year 2010, the Company and the other members of SDR amended its operating agreement to extend the terms of the Put Option and Call Option to June 2016 for which their ability to exercise is limited to certain periods of time during each fiscal year. Also, the amendment to the operating agreement included a change to the purchase price for these options to include consideration for the members’ proportionate share of the SDR net current assets and to adjust the compounded increase in purchase price from 5% to 4%. Finally, the amendment to the operating agreement also provided the Company with a Call Option with an indefinite term and also provided a certain member with a Put Option expiring in June 2015. The terms of these options are similar to those of the existing Put and Call Options as it relates to purchase price calculations and limitations on the members’ ability to exercise the options.
Additionally in fiscal year 2010, members of SDR exercised their Put Options requiring the Company to purchase a total of 5.875% in interests for a total purchase price of $5,026.
On July 1, 2009, the Company adopted new standards for the accounting and reporting of noncontrolling interest in a subsidiary. This new guidance required the reclassification of the 23.830% and 29.705% noncontrolling interest in SDR from mezzanine equity to permanent equity at June 30, 2010 and 2009, respectively.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
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

Purchase consideration
Cash consideration	$109,469
Direct transaction costs	2,319

$111,788

Allocation
Tangible assets acquired
Accounts receivable	$21,338
Inventories	65,646
Prepaid expenses	1,241
Asset held for sale (Note 6)	5,711
Property, plant and equipment	37,210
Identifiable intangible assets acquired
Supplier relationship (amortization period of 10 years)	2,478

Total assets acquired	133,624

Liabilities assumed
Current liabilities	(21,345)
Long term debt	(491)

Total liabilities assumed	(21,836)

$111,788

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

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
5.	Inventories
Inventories are stated at the lower of cost or market. Cost for ferrous and non-ferrous metals is determined using the average cost method. Inventories consist of the following categories at June 30:

	2010	2009
Ferrous metals (including non-ferrous by-products)	$63,877	$41,644
Non-ferrous metals	6,096	6,610
Other	139	178

Total inventories	$70,112	$48,432

The Company makes certain assumptions regarding future demand and net realizable value in order to assess that inventory is properly recorded at the lower of cost or market. The assumptions are based on both historical experience and current information. Due to declines in the future selling prices of scrap metal in the first quarter of fiscal 2009 and in the fourth quarter of fiscal 2010, the Company recognized $487 and $5,390, respectively, of expense for production costs that could not be capitalized into inventory.
6.	Property, Plant and Equipment
A summary of property, plant and equipment is as follows at June 30:

	2010	2009
Land	$75,953	$70,907
Buildings and land improvements	20,307	13,920
Leasehold improvements	8,026	11,330
Plant and equipment	136,672	127,277
Construction in progress	10,790	9,726

	251,748	233,160

Less: Accumulated depreciation	(44,237)	(27,360)

Property, plant and equipment, net	$207,511	$205,800

Depreciation expense amounted to $18,835, $17,070 and $10,485 for the years ended June 30, 2010, 2009 and 2008, respectively.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
7.	Goodwill and Intangible Assets
The change in net carrying amount of goodwill was as follows for the years ending June 30:

	2010	2009
Balance as of July 1
Goodwill	$163,252	$138,697
Adjustment (Note 2)	—	(2,197)
Accumulated impairment losses	—	—

	163,252	136,500
Goodwill acquired during the year	—	26,752
Impairment losses	—	—

Balance as of June 30
Goodwill	163,252	163,252
Accumulated impairment losses	—	—

	$163,252	$163,252

Intangible assets consist of the following at June 30, 2010:

		Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Net
Intangible assets subject to amortization
Supplier relationships	7 to 10 years	$44,800	$(13,728)	$31,072
Tradenames	15 months	2,822	(2,822)	—
Other	Lesser of term of agreement or useful life	1,685	(1,210)	475

		49,307	(17,760)	31,547

Intangible assets not subject to amortization
Permits		$3,250	$—	$3,250

Total net intangible assets		$52,557	$(17,760)	$34,797

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Intangible assets consist of the following at June 30, 2009:

		Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Net
Intangible assets subject to amortization
Supplier relationships	7 to 10 years	$44,800	$(7,880)	$36,920
Tradenames	15 months	2,822	(571)	2,251
Other	Lesser of term of agreement or useful life	1,685	(833)	852

		49,307	(9,284)	40,023

Intangible assets not subject to amortization
Permits		$3,250	$—	$3,250

Total net intangible assets		$52,557	$(9,284)	$43,273

Amortization expense amounted to $8,476, $6,363 and $2,961 for the years ended June 30, 2010, 2009 and 2008, respectively.
A summary of the expected amortization expense for the succeeding periods as of June 30, 2010 is as follows:

Fiscal years ending June 30,
2011	$5,992
2012	5,970
2013	4,042
2014	3,056
2015	3,056
Thereafter	9,431

$31,547

8.	Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is offset by the assessment of the Company’s or counterparty’s non-performance risk. To determine fair value, the Company primarily utilizes reported market transactions and discounted cash flow analyses. The Company fair values all financial and nonfinancial assets and liabilities.
Long-Term Debt Instruments
The fair value of the long-term debt instruments are determined by a valuation model which is based on discounted future cash flows of the instruments using current market rates. The carrying amounts and fair values of the debt instruments were as follows at June 30:

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)

	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Revolving credit	$100,000	$100,000	$130,750	$129,330
Term loan	50,000	50,000	—	—
Notes payable	—	—	878	878
9.	Credit Facilities and Long-Term Debt
Credit facilities and long-term debt consist of the following at June 30:

	2010	2009
Noncurrent debt
Revolving credit and letter of credit facility	$100,000	$130,750
Term loan	42,857	—
Other	—	607
Total long-term debt	142,857	131,357
Current debt
Term loan	7,143	—
Other	—	271
Total current debt	7,143	271
Total debt	$150,000	$131,628
Revolving Credit and Letter of Credit Facilities
The Company maintained a $150,000 unsecured revolving line of credit and letter of credit facility, which had a maturity date of October 1, 2010 with Bank of America, N.A. (the “Credit Agreement”), in order to fund working capital requirements and other capital requirements to operate the business. The debt was severally guaranteed by both of the equity members of the Company.
Borrowings under the facility bore interest, at the Company’s option, at either the prime rate plus the applicable margin as defined in the Credit Agreement (ranging from -1.4% to -2.55%) or Eurocurrency rate loan (defined as London InterBank Offered Rates (“LIBOR”)) plus the applicable margin as defined in the Credit Agreement (ranging from 0.875% to 1.4%). Borrowings were deemed to be prime rate loans, unless a Eurocurrency rate loan was requested. The interest rate at June 30, 2009 was 1.19%.
In accordance with the Credit Agreement, the Company paid a quarterly unutilized facility fee calculated as 1/4 of 1% per annum times the daily amount available to be drawn under the facility, as well as for each standby letter of credit equal to the applicable margin (as defined in the agreement) times the daily amount available to be drawn under any letter of credit.
The Credit Agreement contained, among other provisions, certain defined financial and non-financial covenants including a maximum cash flow gearing ratio, interest coverage ratio, a minimum tangible net worth and the requirement to provide audited financial statements in

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
compliance with accounting principles generally accepted in the United States of America within 120 days of the Company’s year end.

As of June 30, 2009, the Company had outstanding credit facility borrowings of $130,750, a standing letter of credit in the amount of $5,370, and $13,880 available to borrow. At June 30, 2009, the Company was in compliance with these covenants. On June 30, 2010, the Credit Agreement was paid in full and terminated. As such, the Company had no requirement to comply with the covenants as the agreement was terminated.
On September 10, 2008, the Company entered into a $50,000 unsecured revolving line of credit (the “2008 Credit Agreement”), which had a maturity date of June 30, 2010, with Fifth Third Bank and Union Bank of California, in order to fund working capital and for other general business purposes. The debt was severally guaranteed by both of the equity members of the Company. On March 29, 2010, the 2008 Credit Agreement was modified to increase the borrowing base to $65,000. Borrowings under the facility bore interest, at the Company’s option, at either the prime rate plus 0.5% or LIBOR plus 2.25%. The rate to be used was determined upon each borrowing. In accordance with this agreement, the Company paid a quarterly unutilized facility fee calculated as 0.30% per annum times the daily amount available to be drawn under the facility, as well as 0.125% for each standby letter of credit equal to the applicable margin (as defined in the agreement) times the daily amount available to be drawn under any letter of credit.
The 2008 Credit Agreement contained, among other provisions, certain defined financial and non-financial covenants including a maximum cash flow gearing ratio, an interest coverage ratio, a minimum tangible net worth and the requirement to provide audited financial statements in compliance with accounting principles generally accepted in the United States within 90 days of the Company’s year end.
As of June 30, 2009, the Company had no outstanding borrowings on this credit facility and was in compliance with these covenants. On June 30, 2010, the 2008 Credit Agreement was paid in full and terminated and therefore had no requirement to comply with these covenants as the 2008 Credit Agreement was terminated.
Term Loan
The Company maintained a one year $100,000 term loan agreement with Fifth Third Bank as the agent, of which $40,000 was funded by Fifth Third Bank, $40,000 was funded by California Bank & Trust and $20,000 was funded by HSBC. The term loan was paid in full during fiscal year 2009.
New Term Loan, Revolving Credit and Letter of Credit Facility
On June 30, 2010, the Company entered into a new facility with Bank of America, N.A., Fifth Third Bank, Wells Fargo Bank, N.A., California Bank & Trust, JPMorgan Chase Bank, N.A., and Union Bank, N.A. (the “2010 Credit Agreement”). Included in the 2010 Credit Agreement is a $50,000 term loan with a maturity date of June 30, 2014 and a $250,000 secured revolving line of credit, with a $100,000 sub-limit for letters of credit which matures on June 30, 2014. Borrowings are collateralized by substantially all of the Company’s assets. As of June 30, 2010, the Company had outstanding term loan borrowings of $50,000, outstanding revolving credit borrowings of $100,000, a standby letter of credit in the amount of $5,370, and $144,630 available to borrow. The Company is required to repay the outstanding borrowings against the term loan in equal quarterly installments of $1,786 with the remaining balance due on June 30, 2014.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
Interest rates on the outstanding indebtedness under the term loan portion of the 2010 Credit Agreement are based on either LIBOR plus a spread of between 2.00% and 3.50%, with the amount of the spread based on a pricing level tied to the Company’s consolidated debt to capital ratio or a “Base Rate” established by taking the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate,” and (c) the Eurodollar Rate plus 1.00%. As of June 30, 2010, the term loan interest rate was LIBOR plus 2.50%.
Interest rates on the outstanding indebtedness under the revolving credit and letter of credit portion of the 2010 Credit Agreement are based on either LIBOR plus a spread of between 2.00% and 3.50%, with the amount of the spread based on a pricing level tied to the Company’s consolidated debt to capital ratio or a “Base Rate” established by taking the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate,” and (c) the Eurodollar Rate plus 1.00%. In addition, quarterly commitment fees are payable on the unused portion of the credit facility at rates between 0.30% and 0.60% based on a pricing level tied to the Company’s consolidated debt to capital ratio. Additionally, a letter of credit fee payable quarterly equals 1.25% per annum times the daily amount available to draw on such letters of credit. As of June 30, 2010, the revolving credit interest rate was LIBOR plus 2.50% with a commitment fee of 0.40%.
The 2010 Credit Agreement contains, among other provisions, certain defined financial and non-financial covenants including an asset coverage ratio, fixed charge coverage ratio, minimum tangible net worth and the requirement to provide audited financial statements in compliance with accounting principles generally accepted in the United States of America within 90 days of the Company’s year end. As of June 30, 2010, which was the date the Company entered into this Credit Agreement, the Company was not subject to the financial covenants requirements at that time. Compliance with these new covenants is required on a quarterly basis commencing on September 30, 2010.
Other
Additionally, the Company had $878 as of June 30, 2009, of notes payable to various individuals as a result of 2008 acquisitions, which were paid in full during fiscal year 2010.
Annual maturities are as follows:

Years ending June 30,
2011	$7,143
2012	7,143
2013	7,143
2014	128,571

$150,000

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
10.	Members’ Equity
The Company was formed as a limited liability company (“LLC”) in the State of Delaware on June 4, 2007. The Operating Agreement of SA Recycling, LLC (the “Operating Agreement”) was made effective as of September 1, 2007 by and between Adams Steel and Simsmetal West, both limited liability companies organized in the State of Delaware. In consideration for assets received, both Adams Steel and Simsmetal West received a 50% percentage interest in the Company. The Company’s profit and losses are allocated in proportion to the Members’ respective percentage interest. Additional capital contributions are not permitted unless unanimously approved by all Members. If approved, contributions will be at pro rata portions of the aggregate capital contributions approved based on each Member’s percentage interest. No Member has an obligation to make any loans or advances or guarantee any of the obligations, although they have chosen to guarantee certain obligations. Distributions are to be made, as determined by the Board of Directors and to the extent of available cash, pro rata according to the Members’ unit percentage interests. Cash distributions will be made solely from cash available for distributions as defined in the Operating Agreement. Additionally, tax distributions will be made quarterly to each Member in accordance with the methodology established in the Operating Agreement. Total distributions of $11,135, $28,210 and $43,937 were made to each Member during the years ended June 30, 2010, 2009 and 2008, respectively.
11.	Defined Contribution and Union Pension Plans
The Company has a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company. Plan participants may make voluntary contributions up to the lesser of 100% of their earnings or the statutory limitation. Employer contributions consist of qualified non-elective contributions equal to 3% of compensation and qualified non-elective contributions of 3% for income in excess of the social security wage base, but less than the stated maximum. These contributions are not subject to vesting under safe harbor provisions. Additionally, discretionary supplemental employer contributions in the year following each plan year end may be made. The discretionary contributions, if applicable, vest over a five-year service period; 20% vests after the first year and an additional 20% vests for each year of service to the Company thereafter. Expense related to the Plan was approximately $2,511, $1,565 and $1,485 for the years ended June 30, 2010, 2009 and 2008, respectively.
The Company made contributions to the union-sponsored trust fund, which provides pension benefits to employees covered by collective bargaining agreements. The Company’s contributions amounted to $398 and $459 for the years ended June 30, 2010 and 2009, respectively.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
12.	Commitments and Contingencies
Operating Leases
The Company has various operating lease agreements related to equipment and facilities, which expire at various dates through August 2024. Rent expense under such agreements was $14,160, $12,833 and $3,930 for the years ended June 30, 2010, 2009 and 2008, respectively. A summary of minimum future lease commitments under noncancelable long-term operating leases, including the anticipated exercise of lease extension options, for the succeeding periods as of June 30, 2010 is as follows:

Fiscal years ending June 30,
2011	$13,802
2012	12,986
2013	11,079
2014	7,440
2015	6,094
Thereafter	32,294

$83,695

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
Environmental Matters
The Company is subject to comprehensive local, state, federal and international regulatory and statutory environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste, the discharge of materials into the air, the management and treatment of wastewater and storm water, the remediation of soil and groundwater contamination, the restoration of natural resource damages and the protection of employees’ health and safety. The Company believes that it and its subsidiaries are in material compliance with currently applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. However, environmental legislation may in the future be enacted and create liability for past actions and the Company or its subsidiaries may be fined or held liable for such damages.
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
June 30, 2010, 2009 and 2008
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
13.	Balance Sheet Information
Accrued Liabilities
Accrued liabilities consist of the following at June 30:

	2010	2009
Accrued payroll, bonus and other employee benefits	$7,406	$5,260
Other	661	590

	$8,067	$5,850

14.	Income Taxes
The provision for income taxes primarily relates to tax on the income before provision for income taxes of the Company’s wholly owned subsidiaries that are corporations.
Significant components of the income tax provision are as follows for the years ending June 30:

	2010	2009
Current
Federal	$533	$652
State	241	132

	774	784

Deferred
Federal	(242)	(166)
State	(40)	(26)

	(282)	(192)

Total income tax provision	$492	$592

Deferred tax liabilities consist of the following components as of June 30:

	2010	2009
Noncurrent deferred tax liabilities
Intangible asset amortization	$966	$1,247
Other, net	30	31

Total deferred tax liabilities	996	1,278

Noncurrent deferred tax liabilities	$996	$1,278

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010, 2009 and 2008
(in thousands of dollars)
On July 1, 2009, the Company adopted authoritative guidance over the accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The literature also provides guidance on various related matters such as recognition, interest, penalties and required disclosures. Interest and penalties, if any, related to unrecognized tax benefits are recognized in income tax expense.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no uncertain tax positions requiring an adjustment to its consolidated financial statements. As of June 30, 2010, the Company has partnership and corporate tax returns for tax years 2007 through 2009 that remain open to examination by the Internal Revenue Service. The Company is also subject to certain state franchise taxes and all such tax returns for tax years 2006 through 2009 remain open to examination by the related states’ taxing authorities.
15.	Sales Commitments
The Company entered into a foreign sales agreement with Sims Group Global Trade Corporation (“Global Trade”), a subsidiary of Sims Metal Management Ltd, effective September 1, 2007. The Company appointed Global Trade on an exclusive basis to export the Company’s ferrous goods to non-domestic locations (defined as locations outside of the United States of America and Mexico). As part of the agreement, the Company must make available to Global Trade no less than 85% of the Company’s total inventory each month for foreign sales. The agreement defines total inventory as the existing ferrous inventory for the month and the forecasted ferrous inventory of scrap for the following 90 calendar days. The agreement terminates upon written notification by either party and 90 days notice.

SA Recycling, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
(in thousands of dollars)
16.	Related Party Transactions
In addition to those described elsewhere, the Company had the following transactions with related parties:
The Company’s largest customer, Global Trade, is a related party. The Company experienced the following sales to and amounts due from Global Trade for the years ended June 30, 2010 and 2009 as part of operating activities:

2010
Gross sales	$617,418
Total due to the Company	$21,928

2009
Gross sales	$736,453
Total due to the Company	$12,065

2008
Gross sales	$635,668
Total due to the Company	$153,014
The Company had aggregated related party payables of $2,908 and $13,099 at June 30, 2010 and 2009, respectively, to various Sims Metal Management entities.
During fiscal years 2010, 2009 and 2008, the Company purchased inventory of $36,588, $51,837 and $5,598, respectively, from various Sims Metal Management Entities and other related parties.
Additionally, the Company paid commissions during fiscal years 2010, 2009 and 2008, respectively, of $1,022, $0 and $0 to a Sims Metal Management Entity for its services as a commissioned sales agent.
17.	Subsequent Events
The Company has performed an evaluation of subsequent events through August 3, 2010, which is the date the financial statements were available to be issued.