Form 20-F
period 2011-06-30
Sims Metal Management Ltd
filed 2011-10-14
CIK 928366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2011
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2011:
205,393,914 Ordinary Shares

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
          Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following:
•	the impact of the global financial crisis and global economic conditions;

•	adverse changes in economic or political policies in China;

•	cyclicality and volatility in the metal recycling and steel industries;

•	exposure to changes in commodity prices, currency exchange rates and interest rates;

•	increases in steel imports into the United States or other significant market regions;

•	continued availability of bank financing and the ability to access the capital markets and/or obtain capital on favorable terms;

•	reduction in demand due to a significant increase in the use of scrap substitute materials by consumers of processed recycled ferrous metal;

•	availability of adequate sources of material supply;

•	risks associated with implementing technology into our business;

•	the risks of global operations, including international hostilities and terrorism and risks arising from non-compliance with the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws;

•	risks associated with severe weather, natural disasters and climate conditions;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the loss of export sales to markets outside of Australia, the United States and the United Kingdom due to changes in trade regulations or otherwise;

•	competition from containerized recycled metal exports;

•	exposure to customer credit risks with counterparties;

•	the loss of senior executive employees or managers;

•	the risk of labor disputes and risk of serious injury or death to our employees;

•	potential for goodwill and other identified intangible or other long-lived asset impairments and other financial and accounting issues;

•	existing and future litigation;

•	risks of incurring uninsured losses or losses above our insurance policies coverage limits;

•	significant influence of our largest shareholder over transactions requiring shareholder approval;

•	loss of foreign private issuer status; and

•	risks to our shareholders for not being afforded the same corporate governance compliance protection as companies without foreign private issuer status.
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
Item 2. Offer Statistics and Expected Timetable
          Not applicable.

Item 3. Key Information
A. Selected Financial Data
          We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The following table presents selected consolidated financial data for the five years ended June 30, 2011 and as at the respective fiscal year ends. The data presented below have been derived from our audited consolidated financial statements.
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

	As of and for the fiscal years ended June 30,
	2011	2010	2009	2008	2007
	A$	A$	A$	A$	A$
	(in millions, except per share data)
Income statement data:
Revenue	8,852.9	7,458.5	8,641.0	7,670.5	5,550.9
Goodwill impairment charge	—	—	(191.1)	(3.3)	—
Profit/(loss) before income tax	277.2	194.5	(122.2)	660.6	356.9
Profit/(loss) after tax	192.1	126.7	(150.3)	440.1	239.9

Basic earnings/(loss) per share (cents)[1]	93.9	64.9	(82.5)	309.3	191.1
Diluted earnings/(loss) per share (cents)[1]	93.3	64.5	(82.5)	306.3	190.0
Dividends declared per share (cents)	35.0	20.0	103.0	115.0	120.0
Dividends declared per share (US cents)[2]	33.1	16.3	63.1	102.6	94.4

Weighted average number of shares outstanding[1]	204.6	195.3	182.2	142.3	125.6
Weighted average number of diluted shares outstanding[1]	206.0	196.5	182.2	143.7	126.3

Statement of financial position data:
Total assets	4,179.8	4,239.7	3,808.6	4,646.5	2,057.4
Borrowings	291.7	117.2	175.1	398.4	307.6
Total liabilities	1,259.3	960.9	949.6	1,812.6	885.3
Total equity	2,920.5	3,278.8	2,859.0	2,833.9	1,172.1

[1]	Diluted earnings per share for the periods prior to fiscal 2010 have been adjusted to reflect the shares issued in fiscal 2010 from our institutional placement and share purchase program. In accordance with IAS 33 Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

[2]	The US dividend amount represents the net dividend paid to ADS holders by the depositary, Bank of New York Mellon, after converting the Australian dividend amount based on exchange rates at the dividend payment date and after withholding a fee of US$0.01 per share. See “Item 12.D. — American Depositary Shares.”

Exchange Rate Data
          For the periods indicated, the following table sets forth information concerning the exchange rate between the US dollar and the Australian dollar. The information is expressed in US dollars per Australian dollar and is based on noon buying rates in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The average rate for a year means the average of the exchange rates on the last day of each month during that year. The average rate for a month means the average of the daily exchange rates during that month.

	Period End Rate	Average Rate	Highest Rate	Lowest Rate
For the fiscal year ended June 30:
2011	1.0732	0.9997	1.0970	0.8380
2010	0.8480	0.8837	0.9369	0.7751
2009	0.8055	0.7423	0.9797	0.6073
2008	0.9562	0.9042	0.9644	0.7860
2007	0.8491	0.7925	0.8491	0.7407
For the month ended:
October 2011 (through October 6)	0.9699	0.9606	0.9699	0.9453
September 2011	0.9744	1.0236	1.0750	0.9744
August 2011	1.0702	1.0502	1.0930	1.0192
July 2011	1.1001	1.0781	1.1026	1.0565
June 2011	1.0732	1.0617	1.0737	1.0439
May 2011	1.0660	1.0675	1.0970	1.0496
April 2011	1.0937	1.0588	1.0937	1.0346
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
Risks Related to the Global Economy and Our Industry
Deterioration in global economic conditions has had, and may continue to have, an adverse impact on our results of operations and financial condition.
          The impact of the recent global financial crisis and sovereign debt crisis in the United States, or US, and the Euro zone continues to be a cause of concern despite concerted efforts by certain governments and international institutions to contain the adverse effect of these events on the global economy.
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
Changes in economic and political policies of the government of China could reduce overall economic growth in China, which could have a material and adverse effect on our results of operations and financial condition.
          China has become the largest consumer of commodities in the world and represents an important market for our products. Accordingly, our results of operations and financial condition depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in a number of respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. Any future actions and policies adopted by the Chinese government could materially affect the Chinese economy and slow the growth of the demand for commodities in China, which could materially and adversely affect our business.
          China is the largest consumer in the world market for steel making raw materials and is the world’s largest producer of steel. China currently relies on imports for a majority of its scrap metal needs. However, as the economy in China continues to grow and expand, China could ultimately become a net exporter of scrap metals, which may impact future demand for our products from China. There can be no assurance that reduced demand from China could be offset by new demand from other markets. There may also be an adverse impact on demand for our products in China if the economy were to slow as a consequence of financial tightening, a banking crisis, social unrest, or other circumstances.
The metal recycling industry has historically been, and is expected to remain, highly cyclical and highly competitive and has been subject in the past to significant fluctuations in scrap metal prices as well as changes in supply and rapid demand, which could have a material adverse effect on our results of operations and financial condition.
          Scrap metal prices and scrap intake are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain highly cyclical, and our operations, specifically, are expected to be highly cyclical in nature. Scrap metal prices in global markets fell sharply in September 2008 due to a collapse in demand and the result was excess supply in the industry. The decline in prices during this period adversely affected the results of scrap metal companies, including us, resulting in lower revenues and write-downs of inventories to net realizable value. As a consequence of the lingering effect of the global financial crisis on our business, we have continued to encounter significant volatility in scrap pricing and demand. Our business conditions in our largest market being North America remain challenging.
          Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although ferrous scrap prices have stabilized to a degree over the last few years, the timing and extent of factors that will lead to a recovery to inbound flows of scrap cannot be predicted. Recovery of inbound volumes will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the scrap metal industry have historically been unpredictable. We believe that constrained consumer spending in durable items such as automobiles and white goods has contributed greatly to reduced intake. Tight supplies of raw materials and increased competition have compressed our margins, particularly in North America. Additionally, if we were to experience a protracted downturn in scrap metal prices, this would adversely affect our results of operations and financial condition, including, possible losses arising from write-downs of inventories and long-lived assets such as property, plant and equipment, investments and intangible assets.
Fluctuations in commodity prices could have a material adverse effect on our results of operations and financial condition and our inventory positions could be exposed to falling markets.
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
          Similarly, with our scrap metal inventory positions, we may have significant unsold positions during periods of falling prices that could adversely impact our results of operations and financial condition. Additionally, our electronics recycling business can own significant inventories at its smelter customers awaiting assay results for extended periods of time during which prices could decline.
Developments in the steel industry could have a material adverse effect on our results of operations and financial condition.
          The scrap metal industry, and our business specifically, may also be adversely affected by increases in steel imports into the US, or other significant market regions, such as Australia and the United Kingdom, or UK, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, the scrap metal industry, and our business specifically, could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal. In recent years, certain steel manufactures have vertically integrated into the scrap metal recycling industry. This has reduced domestic demand for scrap metal in our markets and has increased our focus and reliance on export markets.
Volatility and disruption of credit and equity markets may impede or prevent our ability to access the capital markets in the future and/or obtain capital on favorable terms.
          In recent years, the credit and equity markets of both mature and developing economies have experienced extraordinary volatility, asset erosion and uncertainty. While currently these conditions have not impaired our ability to access credit and equity markets to finance our operations and fund our expansion, there can be no assurance that there will not be any further deterioration in the capital markets that could restrict our access to such markets. Until the credit and equity markets normalize on a long-term and sustainable basis, we may not be able to access the capital markets when required, or to access them on acceptable terms, to obtain funding needed for expansion or operation of our business in furtherance of our strategic plan. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our credit facilities. If we are unable to obtain needed capital in this manner on terms acceptable to us, that condition may limit our growth initiatives or require us to take other actions that could adversely affect our business, results of operations and financial condition.
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
The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply and scrap flows have been adversely impacted by global economic conditions in the US, the UK and elsewhere.
          We procure our recyclable metal inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, as a result of weak global economic conditions, a slowdown of industrial production and consumer spending in the US, UK and certain other countries has occurred which has reduced the supply of industrial and post-consumer grades of scrap metal, resulting in us having less recyclable metal available to process and market.
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

Severe weather, natural disasters and climate conditions could have an adverse effect on our overall business.
          Our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters. If natural disasters were to directly damage, destroy or disrupt our facilities, it could disrupt our operations, delay shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. In fiscal 2011, our operations in Queensland, Australia were impacted by severe flooding, certain of our operations in New Zealand were impacted by earthquakes, and certain of our operations in North America were impacted by flooding around the Mississippi River.
Risks Related to Regulation
Our operations are subject to extensive governmental regulation in each of the jurisdictions in which we operate.
          In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, transportation activities, international trade, and other matters. We may be required to make significant expenditures and to devote substantial management time and attention in order to operate our business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require us to make significant additional expenditures or to change our business practices. For example, at our 2011 annual general meeting (and at each annual general meeting thereafter) shareholders will have the opportunity to vote on the remuneration report in our home annual report. While this vote is advisory only and non-binding, changes to the Australian Corporations Act which came into effect on July 1, 2011, will mean that a vote against the remuneration report by at least 25% of the shareholders at successive annual general meetings will result in a further resolution being put to shareholders at the second of those annual general meetings that a further meeting be held at which the entire existing board (other than the managing director) be subject to re-election. Any change to our board may cause disruption to the operation of our business or cause investor concern.
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
          The nature of our business, and previous operations by others at facilities currently or formerly owned or operated or otherwise used by us, exposes us to risks of claims under environmental laws and regulations, especially for the remediation of soil or groundwater impacts. We may be required to make material expenditures for remedial activities or capital improvements with regard to sites currently or formerly owned or operated or otherwise used by us.
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
          A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. In July 2011, the Australian government announced it would introduce a carbon tax at A$23 per ton beginning on July 1, 2012, rising 2.5% annually plus inflation, after which it will transition to a cap-and-trade scheme with permits bought on the free market, but subject to a floor and ceiling price. If the legislation is passed, we may incur additional capital and operating costs to comply with such legislation including the acquisition of emissions allowances to continue operating.
          In April 2010, the UK government introduced the CRC Energy Efficiency Scheme, which was subsequently amended in February 2011 and became effective on April 1, 2011. The scheme applies to organizations, including us, whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC is calendar year 2008). Potential impacts to us include the costs associated with improving energy efficiency and the administrative costs of participating in the scheme. We will be required to purchase emissions allowances from the UK government to cover our direct and indirect emissions in April of each year of the scheme beginning in April 2012 (where allowances will be purchased for emissions from the 2011 fiscal year). The cost of the allowances for the initial period of the scheme will be £12/ton, although the cost could increase in the later years of the scheme. These allowances were initially to be recycled and paid back to the best performing organizations however in October 2010, the UK government revised this and will now retain all revenue from participants. This effectively makes the CRC Energy Efficiency Scheme a straight carbon tax on energy emissions.

          In 2007, the US Supreme Court ruled that the US Environmental Protection Agency, or USEPA, was authorized to regulate carbon dioxide emissions under the US Clean Air Act. Subsequently, USEPA issued the Mandatory Reporting of Greenhouse Gases Rule which requires large sources and suppliers in the US to report greenhouse gas (GHG) data at a facility located in the US if the levels of GHG emissions at such facility exceed certain threshold levels. In 2011, the US Supreme Court also ruled that the authority to regulate carbon dioxide emissions is limited to the USEPA under the Clean Air Act and does not extend to the states.
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
          The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances, such as increased water levels. These effects may adversely impact the cost, production and financial performance of our operations.
Our operations generate waste that is required to be treated (in some instances), stored and disposed of in accordance with applicable environmental laws.
          Our metal recycling operations produce significant amounts of waste that we are required to pay to have treated (in some instances) or disposed of. For example, we operate shredders for which the primary feedstock is automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of non-metallic material, commonly referred to as shredder fluff or automobile shredder residue, or ASR, which constitutes the remnant material after the separation of saleable ferrous and non-ferrous metals. Environmental regulations in countries in which we operate require us to test ASR to determine if it is to be classified as hazardous waste before disposing of it off-site in permitted landfills or beneficially reusing it as alternate daily landfill cover material. Our other waste streams in the US and other countries in which we operate are subject to similar requirements. Additionally, we employ significant source control programs to ensure, to the fullest extent possible, that prohibited hazardous materials do not enter our raw materials stream. However, we cannot be assured that such materials will be successfully removed from our source streams and resultant recycling waste streams. As a result, our waste streams may, from time to time, be classified as hazardous waste in which case we may incur higher costs for disposal of these waste streams.
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
          Certain of our US subsidiaries have received notices from USEPA, US state agencies or third parties that they have been identified as potentially responsible for the cost of investigation and cleanup of landfills or other sites where our subsidiary’s material was shipped or was otherwise released. In most cases, many other parties are also named as potentially responsible parties. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which is the US federal cleanup law, enables USEPA and other entities to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites which pose or may pose serious threats to the environment or public health. In certain circumstances, a potentially responsible party may be held jointly and severally liable for the cost of cleanup. In other cases, a party which is liable may only be liable for a divisible share. Liability may be imposed even if the party shipped materials in a lawful manner at the time of shipment. Liability for investigation and cleanup costs can be significant, particularly in cases where joint and several liability may be imposed. The Superfund Recycling Equity Act of 1999, which amended CERCLA, limits the exposure of metals recyclers for sales of recyclable material under certain circumstances. However, the recycling defense is subject to conducting reasonable care evaluations of current and potential consumers. Because CERCLA liability can be imposed retroactively on shipments that occurred many years ago, and because USEPA and state agencies are still discovering sites that present problems to public health or the environment, we cannot be assured that we will not become liable in the future for significant costs associated with investigation and remediation of CERCLA or state cleanup sites.
Our operations present risk of serious injury, illness or death.
          Because of the heavy industrial activities that are conducted at our facilities, there exists a risk of serious injury or death to our employees or other visitors to our operations, notwithstanding the significant safety precautions that are taken. Our operations are subject to regulation by governmental agencies responsible for employee health and safety. We currently have in place policies and workplace strategies to minimize this risk to employees, contractors and other visitors to our facilities and, accordingly, to minimize the risk that we will incur government fines for violations of such regulations. We may, nevertheless, be unable to avoid material liabilities for any death, illness or injury that may occur in the future and these types of incidents may have a material adverse effect on our results of operations and financial condition.
We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.
          The U.S. Foreign Corrupt Practices Act, the recently enacted UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. These laws may require controls, policies and processes, including record-keeping practices, to ensure business is conducted without the influence of bribery and corruption. These anti-bribery laws often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damage. Our corporate policies mandate strict compliance with these laws. Given the high level of complexity of these laws, however, there is a risk that violations of these laws could nevertheless occur in connection with our business operations. Any violation of these laws or allegations of such violations, whether or not merited, could result in a requirement for us to pay substantial penalties, result in disbarment from public procurement contracts and have a material adverse effect on our reputation.

Risks Related to Our Business
Exchange rate fluctuations could have a material adverse effect on our results of operations and financial condition.
          We are exposed to movements in currency exchange rates in the countries in which we operate. Although our reporting currency is the Australian dollar, we have significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular US dollars, British pounds and Euros. These assets, liabilities and earnings, therefore, are exposed to fluctuations in exchange rates between these currencies and the Australian dollar. In general, an appreciation of the Australian dollar against another currency, and most particularly the US dollar, would adversely affect our results of operations, while a depreciation of the Australian dollar against another currency would have a favorable impact. In fiscal 2011, the Australian dollar strengthened by 13% against the US dollar. The increase in the value of the Australian dollar compared with the US dollar and our other reporting currencies resulted in a decrease in our reported earnings of approximately 9% in fiscal 2011.
          Currency exchange rates have been extremely volatile in recent periods. In addition, exchange rate fluctuations may reduce the value of investments in overseas subsidiaries and associated companies and adversely affect our accumulated other comprehensive income. As a result, exchange rate fluctuations may negatively affect our results of operations and financial condition. Exchange rate fluctuations could also negatively impact compliance with credit agreements.
Changes in interest rates could have a material adverse effect on our results of operations and financial condition.
          All of our borrowings have variable interest rates. It may not be possible for us to effectively hedge against changes in interest rates at all, or on an economically reasonable basis. Increases in market interest rates would increase our borrowing costs and could have a material adverse effect on our results of operations and financial condition.
The loss of export sales could adversely affect our results of operations and financial condition.
          A significant portion of our recycled metal sales is exported to markets outside of Australia, the US and the UK, with significant sales to customers in China, Turkey, and South Korea. If business opportunities in these markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it would have a material adverse effect on our results of operations and financial condition. Other risks associated with our export business include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, purchases or exports of recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on our results of operations and financial condition.
We are subject to competition from containerized recycled metal exports which can negatively affect our port operations and marketing programs.
          We generate a significant portion of our earnings from the export of recycled metal. There has been an increasing recent trend of containers being used to export recycled metal. These containers are being used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators, principally in the Southwestern US, have been exporting significant quantities of recycled metal in containers in competition with us. The increasing competition from containerized recycled metal exports may reduce scrap intake to our yards and our gross margin on export sales, and accordingly, may have a material adverse effect on our results of operations and financial condition.

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
          As of June 30, 2011, the total amount available under these facilities was A$1,419.7 million of which A$330.8 million was outstanding, resulting in A$1,088.9 million of additional borrowing availability under the facilities. At June 30, 2011, we also had cash balances of approximately A$165.5 million. If these banking institutions were to fail or to otherwise become unable or unwilling to satisfy their obligations to us under our credit agreements, then these events would be likely to have a material adverse effect on our results of operations and financial condition. Furthermore, the credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the relevant lender and, due to the existence of cross default provisions among our various lenders, could result in the termination of all of our credit facilities. Should these events occur, then they would be likely to have a material adverse effect on our results of operations and financial condition. We are also subject to certain financial covenants under the credit facilities which are measured on a bi-annual basis. If we are unable to comply with such covenants then such non-compliance would result in a deemed default under the facilities due to the aforementioned cross default provisions. Although we were in compliance with all of the financial covenants in our credit facilities as of June 30, 2011, based on economic uncertainty and its lingering effects on commodity markets, there can be no assurance given that we will be able to continue to comply with our financial or other obligations under the credit facilities.
          Our credit facilities mature in June 2014. There can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities at all, or on terms comparable to the terms of our existing credit facilities, could have a material adverse effect on our results of operations and financial condition.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our results of operations and financial condition.
          Our operations depend heavily on the skills and efforts of our senior management team. In addition, we rely substantially on the experience of the management of our businesses with regard to day-to-day operations. While we have employment agreements with certain of our senior management team, we may be unable to retain the services of any of those individuals. The terms of the employment contracts with our Group CEO and Group CFO both expire on June 30, 2012, unless otherwise extended. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our results of operations and financial condition.
          Our compensation plans incorporate a long-term incentive element that relates to our common stock. In recent years, due to the decline in our share price, this element of compensation has not been meaningful to employees and could adversely affect retention.
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
          In fiscal 2009, the global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill for impairment. As a result, we recorded A$191.1 million of goodwill impairment charges in fiscal 2009. As of June 30, 2011, the balance of goodwill and other identifiable intangible assets was A$988.7 million and A$136.2 million, respectively. While there was no goodwill impairment charge recorded in fiscal 2011, a change in any of the key assumptions used in measuring the fair value of our CGUs could have resulted in additional goodwill impairment. Refer to Note 13 of the consolidated financial statements included in Item 18 of this annual report for an analysis of the effect of changes in the forecasted cash flows and discount rates.
          The metal recycling industry is highly cyclical and we are more likely than other less cyclical companies in other industries to incur impairment losses due to variability in our earnings and cash flows. We may be required to record additional impairment charges relating to goodwill and other identified intangibles in future periods if the fair value of any of our CGUs declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our results of operations and financial condition.

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
Our insurance policies provide coverage with limitations, potentially leaving us uninsured against some business risks.
          The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on our financial condition and results of operations. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices but we are not fully insured against all business risks. Our insurance policies cover physical loss or damage to property and equipment arising from a number of specified risks, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes and floods, are also covered. We also maintain various other types of insurance, such as directors and officers liability insurance, workmen’s compensation insurance and marine insurance.
          In general, because we believe that the cost of the premiums outweighs the benefit of coverage, we do not carry environmental impairment liability insurance. If we were to incur significant liability for environmental damage, such as a claim for soil or groundwater remediation, our results of operations and financial condition could be materially adversely affected.

          In addition, we maintain trade credit insurance on receivables but only for certain customers, subject to limits that we believe are appropriate, in order to protect us against the risk of non-payment due to customers’ insolvency or other causes. Not all of our customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.
          Notwithstanding the insurance coverage that we carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could adversely affect our results of operations and financial condition.
Risks Related to Our Ordinary Shares and ADSs
Our largest shareholder has significant influence over transactions requiring shareholder approval.
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
We are a foreign private issuer and, as a result, as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.
          We intend to comply with the corporate governance rules of the New York Stock Exchange, or NYSE. However, as a foreign private issuer, we are permitted by the listing requirements of the NYSE to rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. For an overview of our corporate governance principles, see “Item 16.G. — Corporate Governance.” Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.
Item 4. Information on the Company
A. History and Development of the Company
Corporate Information
          Sims Metal Management Limited is an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and we operate under the Australian Corporations Act. Our principal place of business is located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and the telephone number is (212) 604-0710.
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
          From July 1, 2008 to June 30, 2011, we have invested a total of A$295.2 million of cash in connection with acquisition transactions. Acquisitions during this period included:
•	September 2008, we acquired the operating assets of Weinert Recycling in the US;

•	October 2008, we acquired Global Investment Recovery, Inc., or GIR, in the US;

•	February 2009, we acquired the operating assets of All Metal Recovery Limited in the UK;

•	May 2009, we acquired the operating assets of Global Environment Recycling Co. Limited in the UK;

•	July 2009, we acquired the operating assets of Fairless Iron & Metal, LLC in the US;

•	September 2009, we acquired the operating assets of Technorecycle Buromaschinen Vertwertung GmbH in Germany;

•	November 2009, we obtained control of Port Albany Ventures by acquiring 50% of the joint venture that we previously did not own;

•	April 2010, we acquired the operating assets of Border Metals Pty Ltd in Australia;

•	August 2010, we acquired the operating assets and business of Wincanton PLC, or Wincanton, in the UK;

•	October 2010, we acquired TIC Group India Private Limited, or TIC in India;

•	December 2010, we acquired Cooper Metals Recycling Limited in the UK;

•	December 2010, we acquired certain operating assets of Crash’s Auto Parts and Sales, Inc. in the US;

•	January 2011, we acquired certain operating assets of Commercial Metal Recycling Services, or CMRS, in Australia;

•	February 2011, we acquired Metrade handels GmbH, or Metrade, in Austria;

•	March 2011, we acquired Device ICT Recycling BV, Device Automation Czech, and Device Poland Sp. Zo.o, collectively Device, in the Netherlands, the Czech Republic, and Poland, respectively;

•	April 2011, we acquired ergoTrade AG, or ergoTrade, in Germany and Hungary;

•	April 2011, we acquired certain operating assets of East Coast Metal Recovery in the US;

•	April 2011, we acquired certain operating assets of Thomas Metal Group LLC in the US; and

•	May 2011, we acquired Dunn Brothers (1995) Limited, or Dunn, in the UK.
          Subsequent to June 30, 2011 and up to the date of this report, we have made the following acquisitions:

•	July 2011, we acquired certain operating assets of Goldman Metals, Inc. in the US.

•	August 2011, we acquired certain operating assets of Laurence Scrap Metals in Australia.

•	August 2011, we acquired certain operating assets of Ace Auto Parts, Inc. in the US.

•	August 2011, we acquired Deane Wood Export Limited in the UK.

•	September 2011, we acquired certain operating assets of F E Mottram Ltd in the UK.

•	September 2011, we acquired S3 Interactive Limited in the UK.

•	October 2011, we acquired certain operating assets of Promet Marine Services Corporation Limited in the US.
Capital Expenditures
          The following table sets forth our capital expenditures by segment for the last three fiscal years.

	Fiscal years ended June 30,
(in A$ millions)	2011	2010	2009
North America	69.2	67.6	106.4
Australasia	29.4	21.7	39.8
Europe	44.2	31.6	41.3

Total	142.8	120.9	187.5

          Fiscal 2011 marked widespread investments in technology, most notably the rollout of our new non-ferrous downstream recovery systems, and the continued reinvestment in our facilities as we continued to expand our infrastructure. Our primary capital expenditure activities in fiscal 2011 are summarized below:
•	In North America, our primary capital expenditures in fiscal 2011 were land purchases and build-out costs for greenfield locations. We also continued investing in new downstream technology in our Eastern Region shredders as well as making new investments in downstream recovery systems in our Western Region shredders. Other capital investment projects included the relocation of our aerospace operations to a state-of-the-art facility as well as continued investments in the construction of a material recycling facility in Brooklyn, New York which will be used in connection with our long-term contract with the Department of Sanitation of New York City. We also continued to invest in our Sims Recycling Solutions, or SRS, Canada WEEE facility in Ontario and completed the first phase of this investment in fiscal 2011.

•	In Australasia, our primary capital expenditures were for downstream recovery systems at our St. Mary’s shredder in New South Wales and our Rocklea shredder in Queensland.

•	In Europe, our primary capital expenditure was for the installation of a new downstream plant in Long Marston, UK, which became operational in fiscal 2012. In addition, we continued to make investments in our SRS business in Continental Europe.
          In fiscal 2012, we intend to continue to build upon the progress made in fiscal 2011, continue our investments in infrastructure, and deploy additional non-ferrous downstream recovery technology to our facilities across the globe. We expect capital expenditures (excluding acquisitions) in fiscal 2012 to be in the range of A$180 million to A$200 million. We expect to fund our capital expenditures from either cash generated from operations or from our lines of credit. In Australia, we will be investing in infrastructure and equipment upgrades, while continuing to make additional investments in non-ferrous recovery systems. In North America, we will continue the build out of our material recycling facility in Brooklyn, New York — which become the main processing hub for all of New York City’s curbside recyclables — and we will make additional investments in non-ferrous recovery systems and greenfield expansion projects. In the UK and Europe, we will focus on shredder downstreams and a shear plant rebuild, while capital expenditures for SRS remains targeted on plant automation and expanding capacity.

Divestures
          As part of our strategy to focus on our core businesses, we divested our aluminum salt slag business on January 15, 2010 as well as our tire recycling business in Australia on June 30, 2009. The consideration received for these divestures was not significant to us.
B. Business Overview
          We believe we are one of the world’s largest metals recycling companies on the basis of our market capitalization and the size and scope of our operations and marketing capabilities. We operate a geographically diverse metals recycling business with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which to source recyclable ferrous and non-ferrous metals. We have significant positions in the metals recycling markets of Australasia, the US, and the UK. We also have a strategic network of trading offices in Asia. Through our SRS business, we have an e-recycling business with a global reach and with established operations in the UK, Continental Europe and North America and a developing presence in the Asia Pacific region.
          We are domiciled in Australia however approximately 86% of our revenue is derived from operations outside Australia, including approximately 68% derived from our North America segment. Our business consists of Metal Recycling, SRS and other smaller businesses. The Metal Recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The SRS business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. We also operate, or have interests in, other businesses, including manufacturing and renewable energy businesses.
          We are principally organized geographically and then by line of business. While our Group Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the US and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe — comprising the UK, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

We also report revenues by the following product groups:

•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. We offer fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators and electrical and electronic equipment.

•	Secondary processing — comprising value added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

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
          In 2010, according to the World Steel Association, or WSA, 1.414 billion tons of steel was produced globally, representing a 183.0 million ton increase from the 2009 production level of 1.231 billion tons. China has increased steel production significantly in recent years (principally using the basic oxygen furnace steel production method) representing 44% of global steel production for 2010 as compared to 38% in 2008. According to the WSA, EAF-based steel production was 406.5 million tons in 2010 and represented approximately 29% of total global steel production, which is a 44% increase on volumes in 2000 of 283 million tons. Approximately 476 million tons of recycled steel was consumed in steel production in 2008.
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
          We buy ferrous metal from metal dealers, peddlers (individuals that constitute our retail trade), auto wreckers, demolition firms and others who generate obsolete metal and from manufacturers who generate industrial metal. We process ferrous metal for resale using a variety of methods, including sorting, shredding, cutting, torching, baling or breaking. After processing, ferrous recycled metal is sold to end users such as EAF mills, integrated steel mills, foundries and brokers.
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

North America
          Based on the size and scope of our operations, we believe we are one of the largest metal recyclers in North America. Our North American metals recycling business, including our 50% interest in SA Recycling LLC, or SA Recycling, consists of 141 physical operations located in 22 US states and British Columbia, Canada. Our geographic diversity and deep water port access on both the US east and west coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability. Other operational benefits include: reduced exposure to regional issues; flexibility of ports of origin to minimize freight movements; and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.
          During fiscal 2011, we closed 3 tuck-in acquisitions in North America which expanded our presence in New York and New Jersey as well as adding processing and barge loading operations in Oklahoma. We also established greenfield operations in Pennsylvania and North Carolina.
Australasia
          Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the southern hemisphere. We have 45 physical operations in Australia, 9 physical operations in New Zealand and 3 physical operations in Papua New Guinea.
          During fiscal 2011, we acquired CMRS, a metal recycler with a network of yards across Queensland, Australia. Despite the challenges posed by wide spread flooding and cyclones that affected the region at the time, we successfully integrated CMRS’ operations with our own.
Europe
          Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the UK. We recover and process recycled ferrous metal through 46 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the UK, offering comprehensive service to suppliers.
          During fiscal 2011, we acquired Dunn, a leading UK full-service ferrous and non-ferrous recycler that operates nine facilities including a 6,000-horsepower shredder, non-ferrous recovery systems and dock facilities. Dunn’s key shredding and non-ferrous recycling assets are located in its Birmingham facilities and are supported by a collection and export infrastructure, extending to Southampton in the south, Ipswich in the east, Liverpool in the north west, Avonmouth in the south west and Barry in Wales. We expect Dunn will process approximately 400,000 tons of scrap metal per annum.
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
Sims Recycling Solutions
          SRS is our innovative recycling solutions business which includes electronic product de-manufacturing and processing operations, and is commonly referred to as e-recycling. SRS was launched with the construction of an end-of-life refrigerator recycling plant in the UK in 2002 and our first significant acquisition in SRS was the Mirec Group of companies. SRS now has established operations in the UK, Continental Europe and North America and a developing presence in the Asia-Pacific region.
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
          Based on the size and scope of our operations, we believe we are the world’s largest publicly traded e-recycling company. We currently have 43 operating facilities located in 15 countries on five continents.
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
          We have made a number of European e-recycling acquisitions, including Mirec, Metall + Recycling, or M&R, RecommIT, Life Cycle Services, or LCS, Wincanton, Metrade, Device and ergoTrade. The acquisition of Mirec provided us with operations in the UK, the Netherlands, Belgium and Sweden, with alliances in Denmark, Ireland, Germany, France, Switzerland and Italy. The acquisition of M&R, located in Germany, has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. The acquisition of LCS in the UK further strengthened our information technology asset management capability and positioning as one of Europe’s leading operators in the high value B2B market. The acquisition of Wincanton enhanced our geographical footprint within the UK market, allowing us to provide a more localized service to our growing client base. The retailer led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complements our business model and processing expertise. Furthermore, the addition of a collaborative arrangement in reverse logistics with Wincanton PLC will allow us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base. The acquisitions of Device, with operations in the Netherlands, the Czech Republic, and Poland and ergoTrade, with operations in Germany, have also contributed to strengthening our information and communication technologies (ICT) asset recovery and lifecycle management businesses in Europe. With these acquisitions, we have become the market leader for ICT asset recovery in Germany. These acquisitions are also expected to provide us with a platform to further enhance our business as legislation continues to take effect across Europe.
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

          We made an initial investment in the rapidly developing Indian e-recycling market, through the acquisition of Trishyiraya, based in Chennai. In fiscal 2011, we further strengthened our presence in India by acquiring TIC, which is an e-recycling and ICT asset recovery business located in Delhi, India.
          We have also invested in growing our operations on the continent of Africa through the start-up of an e-recycling facility near Durban, South Africa. It is ideally situated to provide e-waste recovery, recycling and IT asset management services to businesses and organizations in South Africa and sub-Saharan Africa.
Secondary Processing
          We operate small manufacturing businesses in Australia, including secondary aluminum and plastics operations which produce for resale specification aluminum alloy products and pellets, respectively. We also operate a plastics and aluminum trading business and have a 50% interest in Australian Refined Alloys, Australia’s largest secondary lead smelter, in a joint venture with Nyrstar.
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
Sims Recycling Solutions
          We source raw materials for our SRS business from a number of sources, including:
•	manufacturers of post-consumer electronic products who must comply with specific end of life disposal requirements under legislation such as the WEEE Directive;

•	the business community for remarketable, reusable or recyclable electronic and electrical products; and

•	councils and other municipal organizations that operate to aggregate recyclables for processing.
          The availability of these raw materials may depend on the continuation of existing disposal legislation and our ability to extend existing contracts or enter into new contracts for the collection of post-consumer recyclable materials.

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
Potential Changes to Environmental Law and Regulations
          Our business is currently subject to comprehensive environmental regulation in each of the jurisdictions in which we and our subsidiaries operate. A majority of our operations are conducted in the US, Europe and Australia. The environmental laws and regulations in these jurisdictions governing the handling and disposal of waste, air emissions, the discharge of materials and storm water into the environment, the remediation of impacts to soil and groundwater and similar matters have in most cases been in place for many years. Accordingly, while incremental changes in these environmental laws and regulations and their enforcement occur from time to time, we do not foresee substantial future changes in the existing environmental regulatory environment that would have a material impact on our capital expenditures, earnings or competitive position.
Obligated External Reporting
          We are not required to report under the European carbon trading scheme, or under the USEPA or state-specific carbon reporting schemes in the US.
          We report under the Australian Energy Efficiencies and Opportunities Act 2006 and the National Greenhouse and Energy Reporting Framework on matters relating to our Australian operations. Reports are prepared, with the assistance of government accredited external specialists, and submitted annually. The reporting covers the operations that together constitute 80% of our Australian energy profile and identifies energy opportunities and initiatives with reports on progress made. The reports are available on our website at www.simsmm.com under Recycling and Sustainability. Our aluminum operation in Victoria, Australia also reports under that state’s Environment and Resource Efficiency Plan and WaterMap, an initiative to identify and act on water efficiency.
          Our UK operations are captured under the CRC Energy Efficiency Scheme (previously known as the Carbon Reduction Commitment). This scheme, which came into effect in April 2010, is a mandatory energy and climate change scheme administrated by the UK Environment Agency and fiscal 2011 was the first year in which we reported under its obligations. Being the first metals and electronics recycling company in the UK to be awarded the Carbon Trust Standard, we continue to be a member of this prestigious UK government initiative, providing official recognition of our systems and the many energy initiatives undertaken to date.
Voluntary External Reporting
          We participated for the sixth consecutive year in the Carbon Disclosure Project, or CDP. The CDP is an independent not-for-profit organization which provides the largest database of corporate climate change information in the world. Since being formed in 2000, the CDP has become the global standard for carbon disclosure methodology and process, providing primary climate change data to the marketplace, institutional investors, purchasing organizations, analysts and government bodies. As in previous years, once the CDP completes its assessment, our annual submission will be available on our website at www.simsmm.com.
          Resulting from our ongoing reporting with the CDP, we were honored to be selected in fiscal 2011 as “Carbon Performance Leader” as well as “Best of Sector” (materials) among the ASX200 and NZ50 companies.
          We also participated in the CDP’s inaugural Water Disclosure initiative, which aims to provide critical water — related data from the world’s largest corporations and insight into how these companies manage risk and exposure related to water supply and water stress along with initiatives to move towards sustainable water use.
          We also completed our fourth submission to the Dow Jones Sustainability Index. While we were pleased with the results and topped several sectors, we were not designated a ranking as this global index is weighted towards the dominant presence of very large turnover companies.
          We continued our close working relationship with many external assessment and environmental research organizations, such as Citi, TruCost and Vigeo, who continue to rank us as a leading performer in our sector.
          We were named, for the third year in a row, as one of the 100 Most Sustainable Corporations in the world, at the Davos World Economic Forum in Davos, Switzerland. We were honored to again receive this award, which recognizes companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers.
Health and Safety
          Our operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. Safety is our number one priority. It is a non-negotiable condition of employment and no job will be undertaken if it cannot be done safely. We are committed to a “zero-harm” workplace, where every employee, contractor and visitor will return home from work in the same condition as he or she arrived. These values and objectives are clearly stated in our Safety and Health Policy, available on our website at www.simsmm.com and are further supported by our Safety, Health, Environment & Community, or SHEC, Mission Statement, Principles and “Golden Rules” — 10 key rules that every employee is required to know and observe.
          During fiscal 2011, a total of 395,162 Observational Behavior Audits (OBAs), also known as Safety Conversations, were undertaken, which classified unsafe acts observed during the OBAs into the following seven main categories: ergonomics, housekeeping, people risks, reactions, tools and equipment, personal protection equipment and procedures. 95% of the observations centered on the encouragement of safe behavior, with 5% of the observations related to unsafe behavior. We reduced our Lost Time Injury frequency rate from 3.2 to 2.7 and Medically Treated Injury frequency rate from 14.2 to 12.4 year-on-year. We are continuing our unrelenting effort to support a safety culture that will stand shoulder to shoulder with the safest manufacturing companies in the world.
          In addition, we have a “Zero Tolerance” policy with respect to the use of alcohol and illegal drugs in the workplace.

Seasonality and Cyclicality
          While our business is not subject to seasonal fluctuations, the metals recycling industry is highly cyclical worldwide. Consequently, we are exposed to substantial swings in the demand for our products, which in turn causes volatility in the prices of most of our products.
          Our operations can be affected by protracted periods of inclement weather, reduced levels of industrial production, or interruptions in transportation services from vessel carriers, railroads or barge lines, which may reduce the volume of material available to and processed and loaded at our facilities.
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
C. Organizational Structure
          We are organized under the laws of Australia. Globally, we have 101 wholly-owned subsidiaries as well as interests in several joint ventures. For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.
D. Property, Plant and Equipment
          Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia, Hong Kong and Stratford upon Avon, UK. We lease each of our executive office facilities.
          As of June 30, 2011, we and our joint ventures had over 250 operating facilities and are represented in 16 countries throughout the world, with a large proportion in North America, Australia and the UK. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2011. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.
          The following is a list of the location and use of our significant properties. This list is not intended to be a complete list of all of our operating facilities.

AUSTRALASIAN SITES

Leased or
Location	Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Alexandria, New South Wales, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/shredder
Villawood, New South Wales, Australia	Leased	e-recycling facility
Wetherill Park, New South Wales, Australia	Owned	metal recycling yard
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/shredder
Bell Bay, Tasmania, Australia	Leased	metal recycling yard
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/shredder
Laverton North, Victoria, Australia	Owned	Secondary aluminium/melting & processing operation
Laverton North, Victoria, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Noble Park, Victoria, Australia	Owned	metal recycling yard
Karratha, Western Australia, Australia	Owned	metal recycling yard/feeder yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/shredder/e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/shredder
EUROPEAN SITES

Leased or
Location	Owned	Principal Activities
Rathenaustrasse, Bergkamen, Germany	Owned	e-recycling facility
Dillenburgstraat, Eindhoven, Netherlands	Owned	e-recycling facility
Avonmouth, Bristol, UK	Leased	metal recycling yard/dock/shredder
Dunkirk, Nottingham, UK	Owned	metal recycling yard/shredder
Longside Industrial Estate, Dumfries, UK	Owned	e-recycling facility
Long Marston, Stratford upon Avon, UK	Leased	UK head office, metal recycling yard/dense media plant/ R & D center
South Dock, Newport, UK	Leased	metal recycling yard/dock/shredder/ fridges processing and e-recycling facility
Yateley, Hants, UK	Owned	metal recycling yard/shredder
Rabone Lane, Smethwick, UK	Leased	metal recycling yard/shredder

NORTH AMERICAN SITES

Leased or
Location	Owned	Principal Activities
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/shredder
Brampton, Ontario, Canada	Leased	e-recycling facility
Mississauga, Ontario, Canada	Leased	e-recycling facility
Birmingham, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Owned	metal recycling yard/shredder/e-recycling facility
Richmond, California, USA	Owned	metal recycling yard
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Rancho Dominguez, California, USA	Leased	e-recycling facility
Redwood City, California, USA	Leased	metal recycling yard/shredder
Roseville, California, USA	Leased	e-recycling facility
Sacramento, California, USA	Leased	metal recycling yard
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
Denver, Colorado, USA	Owned	metal recycling yard/shredder
Hartford, Connecticut, USA	Leased	metal recycling yard
North Haven, Connecticut, USA	Owned	metal recycling yard/shredder
Tampa, Florida, USA	Leased	e-recycling facility
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/shredder
Franklin Park, Illinois, USA	Owned	precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard
Detroit, Michigan, USA	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/shredder
Sherman, Mississippi, USA	Owned	metal recycling yard
Port of Albany, New York, USA	Leased	metal recycling yard

Leased or
Location	Owned	Principal Activities
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Sparks, Nevada, USA	Leased	e-recycling facility
Claremont Terminal, Jersey City, New Jersey, USA	Owned	metal recycling yard
Newark, New Jersey, USA	Owned	metal recycling yard/shredder
Port of Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Catoosa, Oklahoma, USA	Leased	metal recycling yard
Elizabeth, Pennsylvania, USA	Owned	metal recycling yard
Morrisville, Pennsylvania, USA	Owned	metal recycling yard/shredder
Lavergne, Tennessee, USA	Leased	e-recycling facility
Memphis, Tennessee, USA	Owned	metal recycling yard/shredder
Nashville, Tennessee, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/shredder
Richmond, Virginia, USA	Owned	metal recycling yard
Petersburg, Virginia, USA	Leased	metal recycling yard/shredder
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

Principal Factors Affecting our Results of Operations
          We believe we have a competitive advantage in the scrap metal recycling industry based on the size and scope of our business, our product line diversification and other strengths including favorable port locations and marketing capabilities. Additionally, we operate a geographically diverse business with a network of processing facilities throughout the world. We have centralized the marketing of our scrap through marketing offices in New York City (ferrous scrap) and Hong Kong (non-ferrous scrap).
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
Critical Accounting Policies
          Management’s discussion and analysis of our operational results and financial condition is based on our consolidated financial statements, which have been prepared in accordance with IFRS. Our critical accounting policies affecting our results of operations and financial condition are described in Note 1 of the consolidated financial statements included in Item 18 of this annual report.
          The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.
Recently issued accounting pronouncements
          Recently-issued accounting pronouncements that are relevant to our operations but have not yet been adopted are more fully described in Note 1 of the consolidated financial statements included in Item 18 of this annual report.

Results of Operations
          The following table sets forth selective line items and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
	2011	%	2010	%	2009	%
(in millions, except %)	A$	of Revenue	A$	of Revenue	A$	of Revenue
Revenue	8,852.9	100	7,458.5	100	8,641.0	100
Cost of materials and freight	(7,408.3)	(84)	(6,060.3)	(81)	(7,191.9)	(84)
Employee benefits expense	(409.7)	(5)	(433.0)	(6)	(592.4)	(7)
Depreciation and amortization	(130.6)	(1)	(143.9)	(2)	(170.8)	(2)
Repairs and maintenance expense	(123.5)	(1)	(111.7)	(1)	(147.8)	(2)
Finance costs	(27.1)	(0)	(16.4)	(0)	(21.5)	(0)
Pre-tax income from equity accounted investments	29.5	0	14.5	0	60.8	1
Goodwill impairment charge	—	—	—	—	(191.1)	(2)
Other, net	(506.0)	(6)	(513.2)	(7)	(508.5)	(6)

Profit/(loss) before tax	277.2	3	194.5	3	(122.2)	(2)
Income tax expense	(85.1)	(1)	(67.8)	(1)	(28.1)	(0)

Profit/(loss) after tax	192.1	2	126.7	2	(150.3)	(2)

Fiscal 2011 compared with fiscal 2010
          Despite the uncertain global economic conditions that pervaded during fiscal 2011, our revenues and operating results improved year-over-year. Our top line growth in revenues was accomplished through stronger shipments and improved pricing. Our scrap intake also improved across all regions.
          In fiscal 2011, we extended our new proprietary downstream processing technology to all of our regions and are pleased with the early results. We expanded the footprint of our SRS business further into the UK, Continental Europe and India with five acquisitions and closed six tuck-in acquisitions for our traditional metals recycling business in all three geographic operating regions. Both the investments in our existing operations as well as growth from acquisitions contributed towards our improved operating results.
          In fiscal 2011, the Australian dollar, which is our reporting currency, appreciated significantly against our other major currencies. As a result, our operating results were negatively impacted by approximately 9%. The appreciation of the Australian dollar against the US dollar is evident in the table presented under “Item 3.A. — Selected Financial Data — Exchange Rate Data.”
          In fiscal 2011, revenue increased by A$1,394.4 million, or 19%, to A$8,852.9 million from A$7,458.5 million in fiscal 2010. The increase was driven by higher average ferrous selling prices and higher shipments of 14.2 million tons in fiscal 2011 compared to 12.9 million tons in fiscal 2010, partially offset by the appreciation of the Australian dollar against our other major currencies. Absent the impact of foreign exchange rates, our revenue would have increased 31% in fiscal 2011 when compared to fiscal 2010. See detailed discussion below on revenue by segment and product group for further details.

          In fiscal 2011, cost of materials and freight increased by A$1,348.0 million, or 22%, to A$7,408.3 million from A$6,060.3 million in fiscal 2010. The increase was primarily driven by higher sales volume and higher average purchase prices for raw materials in fiscal 2011 compared to fiscal 2010, partially offset by the appreciation of the Australian dollar against our other major currencies. Absent the impact of foreign exchange rates, our cost of materials would have increased 35% in fiscal 2011 when compared to fiscal 2010.
          In fiscal 2011, employee benefits expense decreased by A$23.3 million, or 5%, to A$409.7 million from A$433.0 million in fiscal 2010. The decrease was primarily due to the appreciation of the Australian dollar against our other major currencies. Absent the impact of foreign exchange rates, our employee benefits expense was higher as a result of an increase in overall employee headcount, largely attributable to the business acquisitions in fiscal 2011.
          In fiscal 2011, depreciation and amortization expense decreased by A$13.3 million, or 9%, to A$130.6 million from A$143.9 million in fiscal 2010. The majority of the decrease was due to the appreciation of the Australian dollar against our other major currencies. Absent the impact of foreign exchange rates, depreciation expense increased as a result of capital expenditures and additions from acquisitions during fiscal 2011. In addition to the impact of foreign exchange rates, amortization expense also decreased as intangible assets recognized from the Metal Management acquisition in March 2008 are being amortized using the diminishing balance method, which resulted in lower amortization expense in fiscal 2011 compared to fiscal 2010. See Note 1(u) of the consolidated financial statements included in Item 18 of this annual report.
          In fiscal 2011, repairs and maintenance expense increased by A$11.8 million, or 11%, to A$123.5 million from A$111.7 million in fiscal 2010. The increase in repairs and maintenance expense was due to various factors including, costs incurred at locations that were acquired during fiscal 2011, costs related to equipment that was damaged as a result of natural disasters and costs related to refurbishing and upgrading existing equipment, partially offset by the appreciation of the Australian dollar against our other major currencies.
          In fiscal 2011, finance costs increased by A$10.7 million, or 65%, to A$27.1 million from A$16.4 million in fiscal 2010. The increase was due to higher debt commitment fees incurred in connection with our loan facilities as well as an increase in interest costs on outstanding debt resulting from both an increase in our weighted average interest rate and higher average borrowings in fiscal 2011. These increases were partially offset by the appreciation of the Australian dollar against our other major currencies. See “Item 5.B. — Liquidity and Capital Resources” for further information related to our borrowings.
          Pre-tax income from equity accounted investments was A$29.5 million in fiscal 2011 compared to A$14.5 million in fiscal 2010. Our most significant equity accounted investment is SA Recycling. Income from SA Recycling was A$25.0 million in fiscal 2011 compared to A$12.8 million in fiscal 2010. The improvement in income from SA Recycling was due to higher shipments and favorable market conditions that resulted in higher profitability.
          Other, net represents other expenses netted with other income. In fiscal 2011, other, net decreased by A$7.2 million, or 1%, to A$506.0 million from A$513.2 million in fiscal 2010. The decrease was primarily due to higher other income in fiscal 2011, mainly due to one-time income items from commercial settlements and a gain recognized on sale of other financial assets. Absent the impact of foreign exchange rates, other expenses were higher in fiscal 2011 primarily due to higher contract labor, professional fees and insurance expense.

          Income tax expense was A$85.1 million in fiscal 2011 resulting in an effective tax rate of 31% compared to A$67.8 million in fiscal 2010 and a corresponding effective tax rate of 35%. Our effective tax rate was lower in fiscal 2011 due to tax benefits resulting from the resolution of previously reserved tax positions and the utilization of tax losses that were not previously recognized. The tax losses not previously recognized were from jurisdictions where there was no previous history of profitability.
          Profit after tax was A$192.1 million in fiscal 2011 compared to A$126.7 million in fiscal 2010. The improvement was due to improved market conditions in fiscal 2011 which resulted in higher sales. In addition, profit after tax increased due to higher other income and a lower effective tax rate in fiscal 2011.
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
          Our non-ferrous metals business achieved healthy margins and strong year-on-year growth. However, ferrous margins and scrap flows outside Australia continued to be disappointing, particularly in North America, our largest market, where the US economy continued to struggle.
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
          In fiscal 2010, cost of materials and freight decreased by A$1,131.6 million, or 16%, to A$6,060.3 million from A$7,191.9 million in fiscal 2009. A majority of the decrease was due to the appreciation of the Australian dollar against our other major currencies. Additionally, lower sales volumes also contributed to the decrease. Cost of materials in fiscal 2009 includes inventory write-downs of A$119.4 million compared to A$18.5 million in fiscal 2010.
          In fiscal 2010, employee benefits expense decreased by A$159.4 million, or 27%, to A$433.0 million from A$592.4 million in fiscal 2009. The decrease was primarily due to lower bonus expense and also attributable to the appreciation of the Australian dollar against our other major currencies.
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
          In fiscal 2010, repairs and maintenance expense decreased by A$36.1 million, or 24% to A$111.7 million from A$147.8 million in fiscal 2009. The decrease was primarily due to lower processed volumes and the idling of equipment and yard closures in North America and also attributable to the appreciation of the Australian dollar against our other major currencies.

          In fiscal 2010, finance costs decreased by A$5.1 million, or 24%, to A$16.4 million from A$21.5 million in fiscal 2009. The decrease was due to the appreciation of the Australian dollar against our other major currencies and lower average borrowings. Our average borrowings were lower due to our equity issuance in November 2009.
          Pre-tax income from equity accounted investments was A$14.5 million in fiscal 2010 compared to A$60.8 million in fiscal 2009. Income from SA Recycling was A$12.8 million in fiscal 2010 compared to A$51.8 million in fiscal 2009. Similar to our US operations, SA Recycling’s income was impacted by diminished scrap flows and the weak economic conditions in the US.
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
          Other, net increased by A$4.7 million, or 1%, to A$513.2 million from A$508.5 million in fiscal 2009. The increase was due to higher administrative costs, higher net foreign exchange losses and lower other income in fiscal 2010. These increases were partially offset by a one-time gain, which was reported in other income, in fiscal 2010 for the remeasurement at fair value of our interest in a joint venture which we fully acquired, and the impact of foreign exchange rates.
          Income tax expense was A$67.8 million in fiscal 2010 resulting in an effective tax rate of 35% compared to A$28.1 million in fiscal 2009 and a corresponding effective tax rate of (23%). Our fiscal 2009 effective rate was impacted from the non-deductibility of the A$191.1 million goodwill impairment charge.
          Profit after tax was A$126.7 million in fiscal 2010 compared to loss after tax of A$150.3 million in fiscal 2009. Although profit after tax increased in fiscal 2010, fiscal 2009 was impacted by goodwill impairment charges of A$191.1 million and inventory write-downs of A$119.4 million.
Results by segments
          The following table sets forth our revenue and earnings before interest and income taxes, or EBIT, by segment. In discussing the results of operations for our segments, we focus on EBIT which is a non-GAAP (IFRS or US) financial measure. EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. EBIT is not a measure that is recognized under IFRS and it may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of EBIT to profit/(loss) before tax.

	Fiscal years ended June 30,
(in millions, except %)	2011		2010		2009
Sales by geography:	A$	%	A$	%	A$	%
Australasia	1,369.2	15	1,221.3	16	1,158.6	13
North America	5,993.0	68	5,040.0	68	6,368.5	74
Europe	1,484.6	17	1,191.3	16	1,109.1	13

Total sales	8,846.8	100	7,452.6	100	8,636.2	100

Other revenue	6.1	0	5.9	0	4.8	0

Total revenue	8,852.9	100	7,458.5	100	8,641.0	100

Sales by product:
Ferrous metals	6,143.6	69	5,071.2	68	6,642.7	77
Non-ferrous metals	1,724.0	20	1,525.5	20	1,193.4	14
Recycling solutions	786.4	9	657.4	9	578.5	7
Secondary processing	192.8	2	198.5	3	221.6	2

Net sales	8,846.8	100	7,452.6	100	8,636.2	100

EBIT by geography:
Australasia	79.9	27	61.2	29	18.7	(18)
North America	121.0	40	80.3	39	(88.6)	86
Europe	100.2	33	66.6	32	(33.1)	32

Total EBIT	301.1	100	208.1	100	(103.0)	100

Reconciliation:
Total EBIT	301.1		208.1		(103.0)
Interest income	3.2		2.8		2.3
Finance costs	(27.1)		(16.4)		(21.5)

Profit/(loss) before tax	277.2		194.5		(122.2)

Fiscal 2011 compared with fiscal 2010
Australasia
          Sales in fiscal 2011 increased by A$147.9 million, or 12%, to A$1,369.2 million from A$1,221.3 million in fiscal 2010. EBIT in fiscal 2011 increased by A$18.7 million, or 31%, to A$79.9 million from A$61.2 million in fiscal 2010.
          Our Australasian business performed well again in fiscal 2011, experiencing a significant improvement in its ferrous business. This was accomplished by a growth in sales and earnings due to higher sales volumes, which increased 11% from fiscal 2010, and higher average ferrous selling prices. In addition, the enhancement of the downstream recovery systems at our St. Mary’s shredder, contributed to higher profitability.
North America
          Sales in fiscal 2011 increased by A$953.0 million, or 19%, to A$5,993.0 million from A$5,040.0 million in fiscal 2010. On a US dollar equivalent basis, sales in fiscal 2011 were up 33% to US$5,921.8 million as compared to fiscal 2010. EBIT in fiscal 2011 increased by A$40.7 million, or 51%, to A$121.0 million from A$80.3 million in fiscal 2010. EBIT in North America was negatively impacted by the appreciation of the Australian dollar against the US dollar.

          Our North America metals business experienced a meaningful recovery in fiscal 2011, particularly in the second half of the fiscal year, which resulted in higher sales and EBIT. Shipments increased by 11% in fiscal 2011 compared to fiscal 2010. The improvement in North America was a result of better intake which contributed to higher sales volumes. Demand from deep sea ferrous markets was strong in the second half of fiscal 2011 also contributing to higher sales volumes.
          North America EBIT was favorably impacted by one-time income items of A$7.0 million, most of which related to a gain on sale of other financial assets.
Europe
          Sales in fiscal 2011 increased by A$293.3 million, or 25%, to A$1,484.6 million from A$1,191.3 million in fiscal 2010. EBIT in fiscal 2011 increased by A$33.6 million, or 50%, to A$100.2 million from A$66.6 million in fiscal 2010. EBIT in Europe was favorably impacted by A$11.0 million of one-time income items, most of which related to a commercial settlement. The increase in sales was also partially offset by the appreciation of the Australian dollar against the British pound and the euro.
          We noted strong growth in profitability within our UK metals business and our SRS business in Continental Europe. We generated improved ferrous and non-ferrous earnings year-on-year in our traditional metals business and saw our shipments increase by 5% in fiscal 2011. Our SRS business generated a strong result again from organic growth, evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology. Strong results for SRS in fiscal 2011 are also attributed to a successful acquisition strategy. During fiscal 2011, we closed four acquisitions for SRS in Europe.
Sales by Product Group
          Ferrous sales in fiscal 2011 increased by A$1,072.4 million, or 21%, to A$6,143.6 million from A$5,071.2 million in fiscal 2010. The increase was due to higher ferrous shipments (including brokerage) of 13.6 million tons in fiscal 2011 compared to 12.3 million tons in fiscal 2010 partially offset by the appreciation of the Australian dollar against our other major currencies. Despite the adverse impact from foreign exchange rates, the average selling price of ferrous scrap increased in fiscal 2011 by A$40 per ton to A$452 per ton compared to A$412 per ton in fiscal 2010.
          Non-ferrous sales in fiscal 2011 increased by A$198.5 million, or 13%, to A$1,724.0 million from A$1,525.5 million in fiscal 2010. The increase was due to higher non-ferrous sales volumes (including brokerage) and improved prices, offset by the appreciation of the Australian dollar against our other major currencies. In fiscal 2011, non-ferrous sales volumes increased to 571,000 tons from 565,000 tons in fiscal 2010.
          Recycling solutions sales in fiscal 2011 increased by A$129.0 million, or 20%, to A$786.4 million from A$657.4 million in fiscal 2010. The increase was mainly a result of organic growth and the impact of recent acquisitions in Europe offset by the negative impact of the appreciation of the Australian dollar against our other major currencies.
          Secondary processing sales were A$192.8 million in fiscal 2011 compared to A$198.5 million in fiscal 2010, which represented a decrease of A$5.7 million, or 3%.
Fiscal 2010 compared with fiscal 2009
Australasia
          Sales in fiscal 2010 increased by A$62.7 million, or 5%, to A$1,221.3 million from A$1,158.6 million in fiscal 2009. EBIT in fiscal 2010 increased by A$42.5 million, or 227%, to A$61.2 million from A$18.7 million in fiscal 2009.

          Our Australasian business performed well in fiscal 2010 due to its leadership position in that market and against the backdrop of a healthy Australian economy in close proximity to rapidly growing Asian markets. During fiscal 2010, we made significant investments in our processing capabilities.
          Higher sales and EBIT were also a result of higher scrap intake in the region which increased by 14% in fiscal 2010 to 1.7 million tons, from fiscal 2009.
North America
          Our North American metals business faced difficult conditions in fiscal 2010 as a result of inadequate scrap flows and tight ferrous margins associated with the weak and uneven US economic recovery. Sales in fiscal 2010 decreased by A$1,328.5 million, or 21%, to A$5,040.0 million from A$6,368.5 million in fiscal 2009. On a US dollar equivalent basis, sales in fiscal 2010 were down 7% to US$4,445.7 million as compared to fiscal 2009. Shipments in North America decreased 3% on the prior corresponding period.
          EBIT in fiscal 2010 was A$80.3 million compared to a loss of A$88.6 million in fiscal 2009. EBIT in fiscal 2010 was negatively impacted by inventory adjustments of A$18 million, while EBIT in fiscal 2009 was impacted by inventory adjustments of A$71 million and goodwill impairment charges of A$190.2 million. Excluding these adjustments, EBIT in fiscal 2010 would have been A$98.3 million compared to A$172.4 million in fiscal 2009. EBIT in North America was also impacted by the appreciation of the Australian dollar against the US dollar.
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
B. Liquidity and Capital Resources
Treasury responsibilities and philosophy
          The primary responsibilities of our treasury function are to secure access to capital resources, maintain an efficient capital structure, and manage the financial risks including, interest rate risk, foreign exchange risk, commodity price risk, credit risk and liquidity risk. Our overall financial risk management strategy seeks to mitigate these risks to minimize potential adverse effects on our financial performance.
          We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. We use different methods to measure different types of risk to which we are exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
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
          The Risk, Audit & Compliance Committee (RAC) of the Board oversees on a quarterly basis the monitoring of compliance by management with our risk management framework. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.
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
          As of June 30, 2011, our cash and cash equivalents amounted to A$165.5 million compared to A$132.3 million as of June 30, 2010. As of June 30, 2011, total borrowings were A$291.7 million compared to A$117.2 million as of June 30, 2010. Our borrowings, net of cash and cash equivalents amounted to 4% of total capital at June 30, 2011. The majority of our borrowings are from our credit facilities. In June 2011, we entered into new three-year credit facilities which provide for a borrowing capacity of approximately A$1.4 billion. We had available borrowing capacity under our credit facilities of A$1,088.9 million as of June 30, 2011, compared to A$1,276.0 million as of June 30, 2010.
          Our credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, HSBC Bank Australia Limited, HSBC Bank plc and HSBC Bank USA

National Association, collectively HSBC, National Australia Bank Limited, or NAB, and Bank of America Corporation, N.A., or BOA. These credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities provided we are not in default and the borrowings do not exceed the commitment amount. Information about our credit facilities is included within the following table. The maturity dates may be extended by each lender on an annual basis at their absolute discretion.

Lender	Maximum Commitment	Maturity Date
CBA	A$87.2 million	June 23, 2014
CBA	US$250.0 million	June 23, 2014
CBA	£82.5 million	June 23, 2014
WBC	US$175.0 million	June 23, 2014
WBC	£89.6 million	June 23, 2014
WBC	€27.0 million	June 23, 2014
NAB	US$175.0 million	June 23, 2014
HSBC	A$4.0 million	June 23, 2014
HSBC	US$257.3 million	June 23, 2014
HSBC	£27.7 million	June 23, 2014
BOA	US$200.0 million	June 23, 2014
          Borrowings under the CBA, WBC, HSBC and NAB credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar) or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility bears interest at either the US Federal Funds Rate plus a margin, the US Prime Rate or the Eurocurrency Floating Rate plus a margin. Our weighted average interest rate for fiscal 2011 was 2.5% compared to 2.1% for fiscal 2010.
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
          These credit facilities also require us to comply with certain financial covenants which are measured on a bi-annual basis. The primary financial covenants require us to have a minimum tangible net worth of A$1.5 billion (reduced to A$1.4 billion for the measurement of the covenant at June 30, 2011), a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense of not less than 3.5 to 1 and a ratio of total financial indebtedness to EBITDA that is not greater than 3.0 to 1. We were in compliance with all of our financial covenants as of June 30, 2011.
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
          All of our bank credit facility providers may either vary the terms of their facilities to their satisfaction if we either seek to extend the maturity or modify the foreign exchange denominated credit amounts or give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.
Cash Flows
Fiscal 2011 compared with fiscal 2010
          Net cash generated from operating activities was A$158.6 million in fiscal 2011 compared to cash used in operating activities of A$47.5 million in fiscal 2010. The increase in net cash generated in fiscal 2011 was primarily due to lower working capital requirements as a result of improved collections on accounts receivable. Cash used for working capital was A$154.4 million in fiscal 2011 compared to A$341.3 million in fiscal 2010.
          Net cash used in investing activities was A$225.1 million in fiscal 2011 compared to A$248.6 million in fiscal 2010. The decrease was driven by proceeds from the sale of other financial assets and lower payments for business acquisitions, partially offset by higher capital expenditures. In fiscal 2011, we received net proceeds from the sale of other financial assets of A$26.5 million. Payments for acquisitions were A$105.8 million in fiscal 2011 compared to A$113.4 million in fiscal 2010. Capital expenditures were A$142.8 million in fiscal 2011 compared to A$120.9 million in fiscal 2010.
          Net cash generated from financing activities was A$124.2 million in fiscal 2011 compared to A$359.3 million in fiscal 2010. The decrease was primarily due to lower proceeds from the issuance of shares which were A$3.6 million in fiscal 2011 compared to A$441.9 million in fiscal 2010. Cash dividends paid in fiscal 2011 were A$52.4 million compared to A$29.4 million in fiscal 2010.
          On August 26, 2011, the Directors have determined the payment of a final dividend of A$0.35 per share franked at 43% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on October, 21 2011 is A$71.9 million.
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
          Net cash used in investing activities was A$248.6 million in fiscal 2010 compared to A$214.7 million in fiscal 2009. The increase was driven by acquisitions and the purchase of other financial assets, offset by lower capital expenditures. Payments for acquisitions were A$113.4 million in fiscal 2010 compared to A$76.0 million in fiscal 2009. Capital expenditures were A$120.9 million in fiscal 2010 compared to A$187.5 million in fiscal 2009. In fiscal 2009, we received A$39.7 million of cash from the sale of our non-core manufacturing businesses.
          Net cash from financing activities was A$359.3 million in fiscal 2010 compared to net cash used in financing activities of A$426.8 million in fiscal 2009. In fiscal 2010, we raised A$441.9 million from the issuance of shares. Cash dividends paid in fiscal 2010 was A$29.4 million compared to A$159.9 million in fiscal 2009.

Share buy-back program
          On October 7, 2011, we announced the establishment of an on-market share buy-back program as part of our capital management strategy. In accordance with the listing rules of the ASX, our buy-back program will allow us to purchase a maximum of 10% of our issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The timing and actual number of shares to be purchased will depend on market conditions and other considerations. There is no guarantee that the Company will repurchase the full 20,603,871 shares. The buy-back program will commence after October 24, 2011.
C. Research and Development, Patents and Licenses, etc.
          Not applicable.
D. Trends Information
          See “Item 5.A. — Operating Results” for information on material trends affecting our business and results of operations.
E. Off-Balance Sheet Arrangements
          We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on liquidity, capital resources, market risk support or credit risk support. Information related to our off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at June 30, 2011 are included in Notes 22 and 23 of the consolidated financial statements included in Item 18 of this annual report.
F. Tabular Disclosure of Contractual Obligations
          Our consolidated contractual obligations and commitments are summarized in the following table which includes aggregate information about our contractual obligations as of June 30, 2011 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

	Payments due by Period
					More
		Less than	1 to 3	3 to 5	than 5
(in millions of A$)	Total	1 Year	Years	Years	Years
Contractual Obligations
Long-term debt [1]	346.5	18.6	327.9	—	—
Capital expenditures	41.2	40.7	0.5	—	—
Derivatives — net settled	2.9	2.9	—	—	—
Derivatives — gross settled:
Inflows	(195.3)	(195.3)	—	—	—
Outflows	198.2	198.2	—	—	—
Pension plan contributions [2]	4.2	4.2	—	—	—
Operating leases	290.1	61.1	89.3	44.7	95.0

Total contractual cash obligations	687.8	130.4	417.7	44.7	95.0

[1]	Long-term debt includes interest based on the June 30, 2011 floating interest rates.

[2]	Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ended June 30, 2011. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
          Set forth below is information regarding the members of our Board of Directors, or the Board, as of October 1, 2011:

		Term
Name and Age	Title	Expires
Executive Directors:
Daniel W. Dienst, 46	Executive Director and Group Chief Executive Officer	#

Non-Executive Directors:
Paul J. Varello, 68	Chairman and Independent Non-Executive Director	2012
Norman R. Bobins, 68	Independent Non-Executive Director	2011[1]
Geoffrey N. Brunsdon, 53	Deputy Chairman and Independent Non-Executive Director	2012[2]
John T. DiLacqua, 59	Independent Non-Executive Director	2011[4]
J. Michael Feeney, 65	Independent Non-Executive Director	2012
Robert Lewon, 68	Independent Non-Executive Director	2011[3]
Gerald E. Morris, 79	Independent Non-Executive Director	2011[1]
Christopher J. Renwick, 69	Independent Non-Executive Director	2013
Heather Ridout, 57	Independent Non-Executive Director	2011[4]
M. Paul Sukagawa, 60	Non-independent Non-Executive Director	2012
James T. Thompson, 61	Independent Non-Executive Director	2012

#	Under our constitution, the Group Chief Executive Officer does not have a term limit.

[1]	Messrs. Bobins and Morris will be standing for re-election at our annual general meeting on November 10, 2011.

[2]	Mr. Brunsdon was appointed Deputy Chairman on September 1, 2011.

[3]	Mr. Lewon will be retiring from the Board on November 10, 2011.

[4]	Mr. DiLacqua and Mrs. Ridout were appointed to the Board on September 1, 2011 and will be standing for re-election at our annual general meeting on November 10, 2011.
Daniel W. Dienst
          Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr. Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc. which entity merged with Sims on March 14, 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002 to 2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.
Paul J. Varello
          Appointed as a director in November 2005, Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Remuneration Committee and Nomination/Governance Committee.

Mr. Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Norman R. Bobins
          Appointed as a director in March 2008. Chairman of the Finance & Investment Committee and member of the Nomination/Governance Committee. Mr. Bobins was formerly a director of Metal Management, Inc. (since 2006). Mr. Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr. Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr. Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc. and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.
Geoffrey N. Brunsdon
          Appointed as a director in November 2009 and Deputy Chairman in September 2011. Member of the Risk, Audit & Compliance Committee, Finance & Investment Committee and the Remuneration Committee. Until June 2009, Mr. Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital, Chairman of MetLife Insurance Limited (since April 2011) and is a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr. Brunsdon is also a director of several non-profit organizations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.
John T. DiLacqua
          Appointed as a director in September 2011. Member of the Risk, Audit & Compliance Committee and Finance & Investment Committee. He was formerly a director of Metal Management, Inc. (since June 2001), and was a director of Sims Metal Management Limited between March and November 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, he served as President of the U.S. Ferrous Operations of Philip Metals, Inc., and, prior to that, from May 1994, as the President of Luria Brothers. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. He is a certified public accountant.
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
Robert Lewon
          Appointed as a director in March 2008. Chairman of the Nomination/Governance Committee and member of the Safety, Health, Environment & Community Committee and Finance & Investment

Committee. Mr. Lewon was formerly a director (since March 2004) of Metal Management, Inc. Mr. Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the company, he was a long-time advisor/consultant to TAMCO, the only steel mill in California.
Gerald E. Morris
          Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/Governance Committee. Mr. Morris was formerly a director (since January 2004) of Metal Management, Inc. He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He recieved a BA from the University of Connecticut and is a certified public accountant.
Christopher J. Renwick
          Appointed as a director in June 2007. Mr. Renwick is Mitsui’s designated independent director. Chairman of the Safety, Health, Environment & Community Committee and member of the Nomination/Governance Committee. Mr. Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004) and Chairman of the RioTinto Aboriginal Fund (since 2004). He previously served as a director of Downer EDI Limited (from 2004 to 2010).
Heather Ridout
          Appointed as a director in September 2011. Member of the Safety, Health, Environment & Community Committee. Mrs. Ridout is currently the Chief Executive Officer of the Australian Industry Group — an employer group which along with its affiliates represents some 60,000 businesses across Australia who employ more than one million staff in a range of industries, including manufacturing, construction and engineering. She has been with the Ai Group for over 30 years, rising through the ranks of its predecessor, the Metal Trades Industry Association, to eventually become Chief Executive in 2004. She is Director of the AustralianSuper Trustee Board, the largest industry fund in Australia. She also serves on the Boards of Skills Australia, a Federal Government body established to shape Australia’s strategy on skills development, and Infrastructure Australia, established by the Federal Government some four years ago to advise on Australia’s infrastructure spending. She has an economics degree with honors from the University of Sydney.
M. Paul Sukagawa
          Appointed as a director in November 2009. Mr. Sukagawa is Mitsui’s designated representative director. Member of the Finance & Investment Committee, the Safety, Health, Environment & Community Committee and the Nomination/Governance Committee. Mr. Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004—2007), President & CEO of PT. Mitsui Indonesia (2007—2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.
James T. Thompson
          Appointed as a director in November 2009. Member of the Remuneration Committee and the Finance & Investment Committee. Mr. Thompson was, from 2004 until his retirement in 2007, Executive Vice President—Commercial for The Mosaic Company, one of the world’s largest fertilizer companies with sales of US$8 billion and some 7,500 employees, which is publicly traded on the New York Stock

Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974—2004 in various roles at Cargill, Inc. of Minnesota, United States leading to the position of President of Cargill Steel Group from 1996—2004. During that period he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr. Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin—Madison.
Executive Officers
          Set forth below is information regarding our executive officers as of October 1, 2011:

Name and Age	Title
Robert Larry, 50	Group Chief Financial Officer
Graham Davy, 46	CEO — European Metals and Sims Recycling Solutions - Global Operations
Robert Kelman, 47	President — Commercial, North America
Darron McGree, 63	Managing Director — Australia and New Zealand
Alan Ratner, 59	President — Operations, North America
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
          Annual NED fees are determined within an aggregate directors’ fee pool limit which is periodically recommended for approval by shareholders. The current pool limit of A$3,000,000 was approved by shareholders at our 2009 annual general meeting. The Remuneration Committee feels that this limit continues to be appropriate at this time and therefore no increase to the limit will be sought at our 2011 annual general meeting
          NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the Board. In addition, the Chairperson of each Board Committee receives a fee for acting in such capacity.
          As was the case in fiscal 2010, there was no increase in the fees paid to the NEDs in fiscal 2011. An increase in NED fees has been approved by the Board for fiscal 2012 and these fees are outlined in the table below. The increased fees for fiscal 2012 will not require an increase in the overall pool for director’s fees.

		From
		1 July 2009
	From	to
NED Fees in A$ (per annum)	July 1, 2011	June 30, 2011
Base fee (Chairman)	450,528	433,200
Base fee (Non-executive Director)	203,424	195,600
Chairperson Risk, Audit & Compliance Committee	65,000	60,000
Chairperson Safety, Health, Environment & Community Committee	35,000	30,000
Chairperson Remuneration Committee	35,000	30,000
Chairperson Finance & Investment Committee	35,000	30,000
Chairperson Nomination/Governance Committee	35,000	30,000
          NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the Board or when otherwise engaged in the business of the company in accordance with Board policy.
          NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments other than as noted below under retirement benefits.
          The Sims Metal Management Deferred Tax Director and Employee Share Plan was discontinued during fiscal 2011. NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs. Lewon and Morris hold stock options as a result of grants made by Metal Management prior to the merger with Sims in March 2008.
          Our NED Retirement Allowance Scheme was discontinued effective June 30, 2006. The accrued amount for Mr. Feeney, the sole remaining NED who has participated in this plan, was frozen and has been indexed at 5% per annum until payment. For Australian resident NEDs, we withhold 9% of their fees and contribute on behalf of each such NED to a complying superannuation fund, as required by legislation.
          Details of the fees paid to NEDs in fiscal 2011 are set out in the table below. For NEDs who receive payments in foreign currencies, the table reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment. Accordingly, the amount of any remuneration may be influenced by changes in the respective currency exchange rates. For information with respect to the Sims shares and equity awards held by members of the Board, see “Item 6.E. — Share Ownership.”

	Short-
	Term	Post-Employment
	Benefits	Benefits
			Retire-
(in A$)		Super-	ment
Name	Cash Fees[3]	annuation	Benefits	Total
Paul J. Varello[1,4]	478,271	—	—	478,271
Norman R. Bobins[1,4]	249,073	—	—	249,073
Geoffrey N. Brunsdon	195,600	17,604	—	213,204
J. Michael Feeney	225,600	20,304	23,258	269,162
Robert Lewon[1,4]	249,073	—	—	249,073
Gerald E. Morris[1,4]	282,193	—	—	282,193
Christopher J. Renwick	225,600	20,304	—	245,904
M. Paul Sukagawa[2]	195,600	—	—	195,600
James T. Thompson[1,4]	216,145	—	—	216,145

[1]	Messrs. Bobins, Lewon, Morris, Thompson and Varello receive their payments in US dollars.

[2]	Mr. Sukagawa was appointed to the Board on November 20, 2009 as a representative director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his director fees are paid to a Mitsui affiliate in Australia.

[3]	Figure shown is after fee sacrifice to superannuation.

[4]	Fees for fiscal 2011 that were paid in US dollars were converted at a rate of A$1 to US$.9626. This exchange rate was set by the Board in July 2008. In July 2011, the Remuneration Committee determined that fees to be paid in fiscal 2012 in US dollars will be converted at a rate of A$1 to US$1.
Executive Officer Compensation
Executive remuneration policy
          The executive remuneration policy recognizes that we operate in a global environment and that our performance depends on the quality of our people. The policy seeks to ensure alignment between our remuneration philosophy, our business strategy and the best interest of our shareholders.
          The primary aim of our remuneration policy is to attract, motivate and retain high caliber executives. To do so, we provide executive remuneration packages that are competitive (referencing market data), and commensurate with employee responsibilities and accountabilities.
Fixed Remuneration
          In light of our global operations, our executive fixed remuneration levels are benchmarked against a comparator group by Mercer (the Board’s external remuneration adviser). The comparator group includes industry-related companies of a relative size, footprint and complexity, as noted in the report. Adjustments with respect to fixed remuneration were made in fiscal 2011 in accordance with the above, factoring in appropriate benchmarks and executive performance.

Variable Pay
          Our variable pay plans use demanding financial and individual performance criteria focused on delivering short-term and long-term value to shareholders. We endeavor to achieve simplicity and transparency in remuneration design, while also balancing competitive market practice in the US, the UK and Australia.
          Our Short-term Incentive, or STI, plan has financial metrics that are in alignment with our strategic plan and our cost of capital. The STI plan for the executive director and executive officers are weighted 80% towards financial measures and 20% on individual measures to drive and reinforce desired individual behaviors and outcomes. While our financial performance improved in fiscal 2011, the STI plan performance against the overall financial goals came in below target. However, some regions did reach or outperform their target. As such, bonuses were paid to the executive director and executive officers in line with the respective performance of the Company or region as applicable, in conjunction with their performance against their individual objectives.
          Under our Long-term Incentive, or LTI, plan, performance rights and options (or phantom options) are granted to select executives consistent with the framework of the awards made to the executive director, as approved by shareholders in November 2010. These awards provide meaningful remuneration opportunities aligned with our share price performance and reflect the importance of retaining our world-class management team.
          The performance rights are nil exercise price options and vest subject to relative total shareholder return (TSR) performance against an industry peer group over a three-to-five-year period. This is consistent with competitive market practice in Australia and the UK. The options have an exercise price which is equal to the average share price for the five days preceding the grant date. They vest in three equal installments over a three- year period subject to continued service. The options reward executives for share price growth and only deliver value if the share price exceeds the exercise price at the end of the vesting period. This is consistent with competitive market practice in the US.
          This LTI structure ensures that executives focus on shareholder value creation relative to companies within our industry, as well as the creation of absolute shareholder value. Under this structure, executives cannot receive their full LTI opportunity unless our share price has grown in absolute terms and is above the median against its industry peer group. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can vest if relative TSR performance is strong but no shareholder value has been created.
          The following table sets forth remuneration paid to our executive director and executive officers in fiscal 2011. The table also includes remuneration information for Michael Lion who is not an executive officer of the Company. Mr. Lion is a director and consultant of Sims Metal Management Asia Limited. The Corporations Act of Australia requires disclosure of remuneration information for an individual that is a director of a subsidiary company if that individual is one of the five highest remunerated executives, which Mr. Lion was in fiscal 2011.
          For executives listed below who are not residents of Australia, their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. For information with respect to the Sims shares and equity awards held by our executive director and executive officers, see “Item 6.E — Share Ownership.”

				Pension	Other	Share-
				and	Long-	based
		Cash	Other	Super-	Term	Pay-
Name	Salary[1]	Bonus[2]	Benefits[3]	annuation	Benefits[4]	ments[5]	Total
	(in A$)
Daniel Dienst[6]	1,305,536	1,603,851	44,043	37,166	—	3,473,987	6,464,583
Graham Davy[6]	449,905	772,880	32,780	26,256	—	603,437	1,885,258
Robert Kelman[6]	652,768	130,554	36,972	29,482	5,060	661,570	1,516,406
Robert Larry[6]	652,768	616,866	36,100	31,731	5,060	959,237	2,301,762
Darron McGree	605,611	720,391	4,401	105,603	21,703	575,638	2,033,347
Alan Ratner[6,7]	652,768	130,554	22,221	18,236	—	714,755	1,538,534
Michael Lion[6]	632,527	724,117	128,810	—	—	301,890	1,787,344

[1]	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

[2]	Cash bonus amount reflects the amount accrued for all executives under the fiscal 2011 short-term incentive plan. Amount for Mr. Lion also includes a A$202,409 signing bonus and a A$50,602 special bonus relating to fiscal 2010.

[3]	Other short-term benefits include auto allowances, health and life insurance benefits, amounts accrued for annual leave during the period and personal security payments (for Mr. Dienst). Effective for fiscal 2011, we instituted a Paid Time Off policy for U.S. employees which included a carryover feature of up to two weeks.

[4]	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.

[5]	Share-based payments represent the accounting expense (as computed pursuant to IFRS 2 Share-based Payments) recognized by the Company for share-based awards.

[6]	Messrs. Dienst, Kelman, Larry, Lion and Ratner receive their cash payments in US dollars. Mr. Davy receives his cash payments in pounds sterling.

[7]	Mr. Ratner received an overpayment of his car allowance in prior years which resulted in a repayment of A$14,169 in fiscal 2011. The amounts represented in the table above represent the actual amounts paid to Mr. Ratner. No adjustment has been made to reflect the related repayment.
Share-based Plan Awards
          During fiscal 2011, the following grants of options were made to the executive director, executive officers and Mr. Lion under our LTI plan. The options vest equally over three years beginning on August 26, 2011.

		Number		Exercise
Name	Grant Date	Granted		Price	Expiration Date
Ordinary shares (A$)
Graham Davy	November 30, 2010	42,472		$17.62	November 30, 2017
Darron McGree	November 30, 2010	56,562	[1]	$17.62	November 30, 2017

ADS (US$)
Daniel Dienst	November 22, 2010	203,908		$16.73	November 22, 2017
Robert Kelman	November 30, 2010	50,977		$16.98	November 30, 2017
Robert Larry	November 30, 2010	63,721		$16.98	November 30, 2017
Michael Lion	November 30, 2010	39,517		$16.98	November 30, 2017
Alan Ratner	November 30, 2010	50,977		$16.98	November 30, 2017

[1]	Represents a cash-settled phantom option grant.
          During fiscal 2011, the following grants of performance rights were made to the executive director, executive officers and Mr. Lion under our LTI plan. The performance rights will vest on August 31, 2014 subject to the achievement of a total stockholder return over a three-year period commencing on July 1, 2011.

		Number
Name	Grant Date	Granted
Daniel Dienst	November 22, 2010	271,865
Graham Davy	November 30, 2010	18,410
Robert Kelman	November 30, 2010	33,983
Robert Larry	November 30, 2010	42,479
Michael Lion	November 30, 2010	26,344
Darron McGree	November 30, 2010	24,517
Alan Ratner	November 30, 2010	33,983
          In acknowledgement of his leadership in growing the Global SRS business, as well as his management of the United Kingdom Metals business, Mr. Davy was awarded a special recognition/retention equity award of 28,893 restricted share units on June 16, 2011. The entire equity award vests three years from the date of grant on June 16, 2014, provided that Mr. Davy, unless subject to a prior qualifying cessation event, remains an employee of the Company at that date.
          In recognition of his re-commitment to the Company, Mr. Lion was awarded a signing bonus of 14,127 restricted share units on September 9, 2010. The award vests annually in three equal installments commencing on September 9, 2011, provided that Mr. Lion, unless subject to a prior qualifying cessation event, remains a director of Sims Metal Management Asia Limited on those respective dates.
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

Remuneration Committee
          The Remuneration Committee of the Board is composed of at least three directors, with a majority being independent. The current members of the Remuneration Committee are J. Michael Feeney (Chair), Geoffrey N. Brunsdon, Gerald E. Morris, James T. Thompson and Paul J. Varello.
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
Risk, Audit & Compliance Committee
          The Risk, Audit & Compliance Committee, or RAC, is composed of at least three directors, each of whom must be independent. All RAC members must be financially literate and have an understanding of the industry in which we operate. At least one member must have accounting or related financial management expertise, either as being a qualified accountant, or other financial professional with experience of financial and accounting matters. The current members of the RAC are Gerald E. Morris (Chair), Geoffrey N. Brunsdon, John T. DiLacqua and J. Michael Feeney.
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
          The RAC is also required to pre-approve all audit and non-audit services (including valuation, internal audit, legal and corporate services) provided by the external auditors and not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditors’ judgment or independence in respect of Sims or that violate the prohibitions on non-audit services provided in Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 or the auditor independence rules or interpretations of the SEC or the United States Public Company Accounting Oversight Board.
Safety, Health, Environment & Community Committee
          The SHEC Committee is composed of at least three directors, of whom one at least must be independent. The current members of the SHEC Committee are Christopher J. Renwick (Chair), Daniel W. Dienst, Robert Lewon, Heather Ridout and M. Paul Sukagawa.

          The primary role of the SHEC Committee is to provide additional focus and advice to the Board on key SHEC issues and to assist the Board to fulfill and discharge its SHEC obligations.
Nomination/Governance Committee
          The Nomination/Governance Committee is composed of at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Robert Lewon (Chair), Norman R. Bobins, Daniel W. Dienst, J. Michael Feeney, Gerald E. Morris, Christopher J. Renwick, M. Paul Sukagawa and Paul J. Varello.
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
Finance & Investment Committee
          The Finance & Investment Committee, or FIC, is composed of at least three directors of whom one at least shall be independent. The current members of the FIC are Norman R. Bobins (Chair), Geoffrey N. Brunsdon, Daniel W. Dienst, John T. DiLacqua, Robert Lewon, M. Paul Sukagawa and James T. Thompson.
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
D. Employees
          We had 6,248 employees as of June 30, 2011. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2011	2010	2009
Australasia	985	895	945
North America	3,536	3,370	3,248
Europe	1,727	1,307	1,340

Total employees	6,248	5,572	5,533

          The increase in the number of employees from June 30, 2010 to June 30, 2011 was primarily due to additions from acquisitions during the fiscal year.
          We have a mix of collective “at will” and individually negotiated employment arrangements throughout North America, Australasia and Europe.
          In locations where our employees are represented by unions, we work closely with the unions and strive to maintain positive labor relations. We had no significant strikes or other industrial actions during fiscal 2011 and successfully renegotiated the collective bargaining agreements that expired during the fiscal year. We believe that strong relations with all our employees, unionized and non-unionized, must be built on values of mutual trust and respect.

          Management believes that we have good relations with our employees and with the labor unions.
E. Share Ownership
          The following table sets forth certain information as of October 1, 2011 for directors and as of June 30, 2011 for executive officers, regarding the beneficial ownership of our ordinary shares:

Number
of ordinary shares
Name	held
Directors:
Norman R. Bobins	54,600
Geoffrey N. Brunsdon	3,870
Daniel W. Dienst	597,293
John T. DiLacqua	—
J. Michael Feeney	27,789
Robert Lewon	—
Gerald E. Morris	35,000
Christopher J. Renwick	3,144
Heather Ridout	—
M. Paul Sukagawa	—
James T. Thompson	12,000
Paul J. Varello	82,325

Executive officers:
Graham Davy	67,170
Robert Kelman	—
Robert Larry	54,477
Darron McGree	47,462
Alan Ratner	75,718
          Details regarding potential ownership interest through holding of equity-based incentives, of the members of our Board and our executive officers, are set forth in Note 25 of the consolidated financial statements included in Item 18 of this annual report. Details regarding options and performance rights granted to executive officers during fiscal 2011 are set forth in “Item 6.B. — Compensation.” None of the members of our Board or our executive officers own more than 1% of our outstanding ordinary. shares nor do they have different voting rights with respect to their share ownership.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
          The table below presents certain information regarding the beneficial ownership of our ordinary shares as of September 1, 2011 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares based upon filings made by such persons with the ASX.

	Number of
	Ordinary
Principal Beneficial Shareholders	Shares	Percentage
Mitsui Raw Materials Development Pty Limited	36,151,787	17.60%
IOOF Holdings Limited	14,570,156	7.09%
Legg Mason Asset Management Limited	12,374,033	6.02%
          As far as is known, we are not directly or indirectly owned or controlled by another corporation or by any government or natural or legal person(s) severally or jointly. Further, we are not aware of any arrangement which may at a subsequent date result in a change in control.
Significant Changes in the Ownership of Major Shareholders
          IOOF Holdings Limited. As of September 10, 2010, IOOF Holdings Limited beneficially owned 10,267,704 ordinary shares, representing approximately 5.03% of our then outstanding ordinary shares. On April 21, 2011, IOOF Holdings Limited filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 14,570,156 ordinary shares, or 7.09% of our then outstanding ordinary shares.
          M&G Investment Funds. As of October 14, 2009, M&G Investment Funds beneficially owned 21,968,173 ordinary shares, representing approximately 12.05% of our then outstanding ordinary shares. On September 2, 2010, M&G Investment funds filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 20,094,157 ordinary shares, or 9.85% of our then outstanding shares. On February 25, 2011, M&G Investment Funds filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 10,074,179 ordinary shares, or 4.91% of our then outstanding ordinary shares.
Major Shareholders’ Voting Rights
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
Record Holders
          As of June 30, 2011, there were 205,393,914 ordinary shares outstanding, of which 3,684,402 ordinary shares were held by 31 registered holders with a registered address in the US and 25,352,055 ADSs were held by 270 registered holders with a registered address in the US. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
B. Related Party Transactions
          Transactions with related parties during fiscal 2011 that are material to us or to a related party are presented in Note 30 of the consolidated financial statements included in Item 18 of this annual report.

C. Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
          Our consolidated financial statements are set out on pages F-1 to F-76 in Item 18 of this annual report.
Export Sales
          The total sales made outside of Australia in fiscal 2011 were A$8.3 billion which represented 94% of total sales of A$8.8 billion.
Legal Proceedings
          Various claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Details regarding these claims and legal actions are included in Note 22 of the consolidated financial statements included in Item 18 of this annual report. In the opinion of management, any liability will not materially affect our consolidated financial position, results of operations or cash flows.
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

B. Significant Changes
          No matters or circumstances have arisen since June 30, 2011 that have significantly affected, or may significantly affect, our operations, results of operations or state of affairs in subsequent accounting periods.
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

	ASX Price
	Per Share A$		NYSE Price Per Share US$
	High	Low	High	Low
Year ended June 30, 2011:
First Quarter	19.00	15.38	17.79	13.00
Second Quarter	22.36	15.23	22.41	15.45
Third Quarter	22.02	15.90	22.27	15.79
Fourth Quarter	18.59	15.75	20.05	16.63

Year ended June 30, 2010:
First Quarter	29.15	22.10	23.74	18.21
Second Quarter	24.00	19.38	22.11	17.11
Third Quarter	25.50	18.86	23.60	16.30
Fourth Quarter	23.43	16.34	21.47	14.10

Year ended June 30, 2009	43.20	10.68	41.49	6.97
Year ended June 30, 2008	42.41	29.62	40.99	27.25
Year ended June 30, 2007	28.65	22.62	n/a	n/a

Most recent six months:
October 2011 (through October 6)	12.29	11.54	12.18	10.62
September 2011	15.45	12.02	16.33	11.68
August 2011	17.42	13.36	18.91	14.35
July 2011	18.57	16.60	19.79	18.18
June 2011	17.79	15.75	19.10	16.63
May 2011	18.59	16.56	20.05	17.52
April 2011	17.97	16.17	19.54	17.09

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
          Eligible shareholders will be able to vote at the 2011 annual general meeting (and at each annual general meeting thereafter) on the remuneration report in our home annual report. Even though the vote is advisory only and does not bind the directors, if at least 25% of the votes cast on the resolution are voted against adoption of the remuneration report at two successive annual general meetings, we are required to put a resolution to shareholders at the second of those annual general meetings proposing the calling of a general meeting to consider the appointment of directors. If more than 50% of eligible shareholders vote in favor of this resolution, we will convene a general meeting within 90 days and all of the directors who were in office, other than the managing director, will be subject to reelection by shareholders.
Preemptive Rights
          Preemptive rights on transfers of shares are not applicable to listed companies in Australia. ASX listing rule 7.1 provides the extent to which listed companies can place shares without offering them to existing shareholders on a rights basis. Generally, placements are limited to 15% of the company’s outstanding share capital in any rolling 12-month period.
Share Repurchases
          In accordance with our constitution, we may purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Corporations Act, our constitution, and the listing rules of the ASX.

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
          If Sims is wound up, whether voluntarily or otherwise, the liquidator may, subject to the Corporations Act, (i) with the shareholders’ approval via a special resolution, divide among the contributories in specie or kind any part of the assets of Sims; (ii) with the shareholders’ approval via a special resolution, vest any part of the assets of Sims in trustees of trusts for the benefit of the contributories or any of them as the liquidator deems appropriate; and (iii) determine the values it considers fair and reasonable on any property to be divided and determine how the division is to be carried out.
Annual General Meetings and General Meetings of Shareholders
          Under the Corporations Act and our constitution, there are two types of shareholders’ meetings: annual general meetings and general meetings. Annual general meetings, under the Corporations Act, are required to be held at least once every calendar year and within five months after the end of our fiscal year.
          General meetings of shareholders may be called by the Board. Under the Corporations Act, notice of a general meeting must be given to our shareholders at least 28 days before the date of such general meeting. The notice must specify the date, time and place of the general meeting and state the general nature of the business to be transacted at the general meeting. Under the Corporations Act, a general meeting of shareholders may be called by shareholders holding at least 5% of the total votes that may be cast at the meeting or at least 100 shareholders who are entitled to vote. Furthermore, the board is obligated to call a general meeting if requested by shareholders holding at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at a general meeting. A quorum for a general meeting is three shareholders.
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
Primary Credit Facilities Provided by CBA, WBC, HSBC, BOA and NAB
          A summary of the contracts governing our primary credit facilities provided by CBA, WBC, HSBC, BOA and NAB is provided in “Item 5.B. — Liquidity and Capital Resources.”

D. Exchange Controls
          The Australian Banking (Foreign Exchange) Regulations 1959 and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. We are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:
•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia;

•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs and the Department of Foreign Affairs and Trade, or DFAT, for certain payments or dealings in or out of Australia to or on behalf of:
•	certain supporters of the former government of the Federal Republic of Yugoslavia;

•	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals such as Al-Qaida;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain Burmese regime figures and supporters;

•	certain entities associated with North Korea;

•	certain entities and persons associated with the Gadhafi regime;

•	certain entities and persons responsible for or involved in human rights abuses in Syria; or

•	certain entities and persons associated with Iran; and
•	sanctions with respect to financial transactions also exist in relation to certain individuals and entities in the Democratic Republic of Congo, Eritrea, Liberia, Sudan, Cote d’Ivoire, Sierra Leone, Lebanon and Somalia. These sanctions are administered by DFAT, based on the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth).
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
E. Taxation
Commonwealth of Australia Taxation
          The following discussion is a summary of the principal Australian taxation implications of the acquisition, ownership and disposition of ordinary shares or ADSs. The statements concerning Australian taxation set out below are based on the laws in force at the date of this annual report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“the Tax Treaty”), and are subject to any changes in Australian law and any changes in the Tax Treaty occurring after that date.
          The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of the acquisition, ownership and disposition of ordinary shares or ADSs. The specific tax position and circumstances of each holder will determine the applicable Australian income tax implications for that holder. We recommend each holder consult their own tax adviser concerning the overall tax consequences of the acquisition, ownership and disposition of ADS or ordinary shares.
Taxation of dividends
          The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under the Australian dividend imputation system, companies are required to identify dividends paid as either franked or unfranked. Franked dividends are those paid out of profits which have borne Australian corporate tax while unfranked dividends are paid out of untaxed profits. Australian corporate tax paid at the corporate level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed “franked dividends.”
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
          Dividends paid to non-resident shareholders that are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked and not paid out of conduit foreign income. In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. Where a US company holds directly at least 10% of the voting interest in the company paying the dividend, the withholding tax rate is reduced to 5%. This rate is reduced to 0% in certain circumstances for certain a US company holding at least 80% of the voting shares.
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
Australian Goods and Services tax (GST) and Australian Stamp Duty
          There should be no Australian stamp duty, goods and services tax or transfer taxes on the sale, disposal or exchange of ordinary shares by a US shareholder.
Australian Gift and Estate Tax
          Australia does not impose any gift, estate, death, or other duty in respect of the gift, devise or bequest of ordinary shares by a US shareholder.
US Federal Taxation
          The following discussion is a summary of the principal US federal income tax consequences to United States Holders (“US Holder”) of the acquisition, ownership and disposition of ordinary shares or ADSs. This section is based on the US Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis. This discussion does not address effects of any state or local tax laws. The specific tax position and circumstances of each holder will determine the applicable US federal, state and local income tax implications for that holder and we recommend each holder consult their own tax adviser concerning the implications of the acquisition, ownership and disposal of ordinary shares or ADSs. This section does not apply to you if you are not a US holder as defined below.
          For purposes of this discussion, you are a US holder if you are a beneficial owner of ordinary shares or ADSs and you are:
•	a citizen or resident of the US;

•	a domestic corporation;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decision of the trust.
Taxation of dividends
          Under the US federal income tax laws, and subject to the discussion below under “Passive foreign investment company,” if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum long-term capital gains tax rate of 15% provided that the US holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements otherwise ordinary income tax rates will apply.
          As a general rule, dividends paid by a foreign corporation will not constitute qualified dividend income if such corporation is treated, for the tax year in which the dividend is paid, or the preceding tax year, as a passive foreign investment company, or a PFIC, for US federal income tax purposes. We do not believe that we will be classified as a PFIC for US federal income tax purposes for our current taxable year or that we were classified as a PFIC in a prior taxable year, and therefore dividends we pay with respect to our shares generally will be qualified dividend income. However, see the discussion under “Passive foreign investment company” below. Absent new legislation extending current rates, dividends paid in taxable years beginning on or after January 1, 2013 will be subject to ordinary income tax rates.
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
Taxation of capital gains
          Subject to the discussion below under “Passive foreign investment company,” if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognized before January 1, 2013 is generally taxed at preferential rates where the holder has a holding period greater than one year. There are limitations on the deductibility of capital losses.
Passive foreign investment company (PFIC)
          Special US federal income tax rules apply to US holders owning shares of a Passive Foreign Investment Company (“PFIC”). We believe that its ordinary shares or ADSs will not be treated as shares of a PFIC for US federal income tax purposes in any prior taxable year or for the current taxable year, but this conclusion is a factual determination made annually and therefore may be subject to change. We will generally be considered a PFIC for any taxable year if either (i) at least 75% of our gross income is passive income (the “Income Test”), or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
          We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ordinary shares and ADSs , which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC. If we are classified as a PFIC for any year during which you hold ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares or ADSs. However, if we cease to be a PFIC under the Income Test and the Asset Test, you may make certain elections, including the “mark-to-market” election as discussed below, to avoid PFIC status on a going-forward basis.
          If we are a PFIC for any taxable year during which you hold ordinary shares or ADSs , you will be subject to special tax rules with respect to (i) any “excess distribution” that you receive and (ii) any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares or ADSs , unless you make a “mark-to-market” election. Excess distributions are generally defined as distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs , (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The entire amount of any gain realized upon the sale or other disposition will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a PFIC, will be subject to the interest charge described above. The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if you hold the ordinary shares or ADSs as capital assets.
          Alternatively, a US holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over your adjusted basis in such ordinary shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares or ADSs. Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of dividends” would not apply.
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
          If a non-US corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a qualified electing fund, or QEF, election to include its pro rata share of the corporation’s income on a current basis. You may make a QEF election with respect to us only if we agree to furnish you annually with certain tax information. However, if you hold ordinary shares or ADSs in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions you receive on the ordinary shares or ADSs, and any gain realized on the disposition of the ordinary shares or ADSs.
          The rules applicable to owning shares of a PFIC are complex, and each US holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Information reporting and backup withholding
          Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or redemption of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a US holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.
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
I. Subsidiary Information
          Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk
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
          Not applicable.
B. Warrants and Rights
          Not applicable.
C. Other Securities
          Not applicable.
D. American Depositary Shares
          The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS program, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not necessarily tied to the amount of fees the depositary collects from investors. During fiscal year 2011, the depositary reimbursed us in the amount of US$84,312.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
          Under the supervision and with the participation of our management, including the Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2011. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.
B. Management’s Annual Report on Internal Control over Financial Reporting
          Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Under the supervision of and with the participation of management, including our Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2011.

C. Attestation Report of the Registered Public Accounting Firm
          The effectiveness of our internal control over financial reporting as of June 30, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.
D. Changes in Internal Control over Financial Reporting
          There was no change in internal control over financial reporting during the year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
          The Board has determined that each of Geoffrey N. Brunsdon, John T. DiLacqua, J. Michael Feeney and Gerald E. Morris is an “audit committee financial expert” as defined in Item 16A of Form 20-F. All members of the RAC are an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.
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
          The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. We have implemented the Sims Metal Management Limited Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behavior to an external third party. We also conduct employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world. The Code of Conduct is available on our website at www.simsmm.com, under Investors/Corporate Governance.
Anti-corruption Code
          In addition to the Code of Conduct, we have adopted an Anti-corruption Code which has been developed to aid our directors, officers, employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Anti-corruption Code sets out our policy in relation to the prohibition of bribery and corruption, conflicts of interests, gifts and hospitality, relationships with governments and political contributions. The Anti-corruption Code is available on our website at www.simsmm.com, under Investors/Corporate Governance.
Dealing in Sims Metal Management Limited Securities
          Directors, officers and employees are bound by our policy on dealing in our securities. Under the policy, directors, senior executives and other designated persons may only buy or sell our securities during the period from 24 hours to 28 calendar days after the release of our yearly or half-yearly results announcements or during such period following the conclusion of the annual general meeting, or during the currency of any capital raising prospectus issued by us or a takeover bid for us, or otherwise in accordance with a properly qualified sale plan that is validly established under Rule 10b5-1 of the Exchange Act. Our policy titled “Dealing in Sims Metal Management Limited Securities” is available on our website at www.simsmm.com, under Investors/Corporate Governance.
Item 16C. Principal Accountant Fees and Services
          It is our policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with us is important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC in accordance with our Independence Policy.
          The remuneration of our independent auditors PricewaterhouseCoopers, for the last two fiscal years, is set forth below:

	Fiscal years ending
	June 30,
in A$’000	2011	2010
Audit fees	5,296	5,249
Audit-related fees	55	499
Tax fees	307	553
All other fees	11	86

Total	5,669	6,387

Pre-Approval Policies and Procedures
          The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our RAC. Accordingly, the RAC has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services, including tax-related services, must be pre-approved by the RAC, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the RAC of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. All non-audit services provided by our independent auditors in fiscal 2011 were approved in accordance with the Pre-Approval Policy.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
          Not applicable.

Item 16G. Corporate Governance
          Under the NYSE’s corporate governance standards as codified under Section 303A of the NYSE Listed Company Manual, or the NYSE listing rules, foreign private issuers, such as Sims, are permitted to follow home country practice in lieu of the NYSE listing rules, except for the rule regarding compliance with Rule 10A-3 of the Exchange Act and certain certification requirements contained in the NYSE listing rules. Section 303A.09 of the NYSE listing rules, however requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing rules. Following a comparison of our corporate governance practices with the requirements of the NYSE listing rules, the following significant differences were identified:
•	Our Nomination/Governance Committee is not composed entirely of independent directors.

•	Our Nomination/Governance Committee Charter does not include a mandate to:
•	develop and recommend to the Board a set of corporate governance principles applicable to the corporation (which is largely a Board function), though it does mandate the Nomination/Governance Committee to review our corporate governance procedures and any statement on corporate governance and recommend changes to the Board as appropriate;

•	select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders (this is governed by our constitution); or

•	oversee the evaluation of management (the Board undertakes an evaluation of the Group Chief Executive Officer, and the Group Chief Executive Officer evaluates other management).
•	Our Remuneration Committee charter does not:
•	include a mandate to review and approve the corporate goals and objectives relevant to Group Chief Executive Officer compensation, evaluate the Group Chief Executive Officer’s performance in light of those goals and objectives and, either as a Committee or together with the other independent directors (as directed by the Board), determine and approve the Group Chief Executive Officer’s compensation level based on this evaluation (these responsibilities rest with the Board, although the Committee’s charter does include a mandate to review and make recommendations to the Board on remuneration policies and practices for the Group Chief Executive Officer, and the remuneration and incentive performance package of the Group Chief Executive Officer, as well as overseeing the annual performance appraisal of the Group Chief Executive Officer);

•	specify the qualifications of its members or its reporting obligations to the Board;

•	include a mandate to report on executive officer compensation (such disclosure is made in the remuneration report in our home annual report); or

•	give the Remuneration Committee sole authority to retain and terminate a search firm or to approve a consultant’s fees and other retention terms (although the Remuneration Committee is authorized to obtain professional advice on any matters within its charter).
•	Shareholders are not provided the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans, such as our Long Term Incentive Plan (as this is not obligatory under the listing rules of the ASX).

•	We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by the listing rules of the ASX, which are available in our annual report and on our website. Specifically, we do not have corporate governance guidelines with respect to the procedure for how a director may access management, or director compensation information (however, such disclosure is made in the remuneration report in our home annual report).
PART III
Item 17. Financial Statements
          Not applicable.
Item 18. Financial Statements
          The following consolidated financial statements are filed as part of this annual report:
Consolidated Financial Statements — Sims Metal Management Limited

Item 19. Exhibits
Exhibit Index

Exhibit
Number	Description
1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 on Form 20-F filed on December 6, 2010).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.2	Executive Long Term Incentive Plan Rules (incorporated by reference to Exhibit 10.2 on Form F-4 filed on November 28, 2007).

4.3	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.4	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

4.5	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.6	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.7	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.8	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.9	Operating Agreement of SA Recycling LLC, dated as of September 1, 2007, by and between Adams Steel, LLC and Simsmetal West LLC (f/k/a Sims Hugo Neu West LLC) (incorporated by reference to Exhibit 10.14 on Form F-4/A filed on January 17, 2008).

4.10•	Second Amended and Restated Credit Agreement, dated as of June 23, 2011, by and among Sims Group USA Holdings Corporation, certain of its affiliates as Borrowers, and Bank of America, N.A. as Lender (“BofA”).

4.11	Letter from BofA to Sims Metal Management Limited, dated June 23, 2011, regarding application of clause 7.17 of the Common Terms Deed 2011.

4.12•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower, each company listed in Schedule 2 thereto as a guarantor, and each financial institution listed in Schedule 3 as the lenders (which are HSBC Bank Australia Limited, HSBC Bank plc, HSBC Bank USA, National Association and The Hongkong and Shanghai Banking Corporation Limited (together “HSBC”)). Attached thereto as Schedule 4 is the Amended and Restated Form of Facility Agreement.

4.13•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in schedule 1 thereto as a borrower and Commonwealth Bank of Australia (“CBA”). Attached thereto as Schedule 2 is the Amended and Restated Form of Facility Agreement.

4.14	Group Limit Facility dated November 2, 2009 between, amongst others, CBA and Sims Metal Management Limited (incorporated by reference to Exhibit 4.15 on Form 20-F/A filed on April 14, 2010).

4.15•	Amendment and Restatement Deed, dated June 23, 2011, by and among National Australia Bank Limited (“NAB”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement.

4.16•	Amendment and Restatement Deed, dated June 23, 2011, by and among Westpac Banking Corporation (“WBC” and together with BofA, HSBC, CBA and NAB, the “Banks”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement.

4.17	Common Terms Deed, dated June 23, 2011, between Sims Metal Management Limited, each party listed in Part 1 of Schedule 1 thereto as original borrowers, each party listed in Part 2 of Schedule 1 thereto as an original guarantor, and each party listed in Part 3 of Schedule 1 thereto as an original lender (which are each of the Banks).

4.18	Deed of Amendment, dated September 21, 2011, among Sims Metal Management Limited for itself and as attorney for each other Transaction Party pursuant to clause 15.2 of the Common Terms Deed and each of the Banks.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.

•	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted confidential material has been filed separately with the Commission. The location of the confidential information is indicated in the exhibit with brackets and a bullet point ([•]).
SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sims Metal Management Limited
By:	/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and General Counsel

Date: October 14, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sims Metal Management Limited:
In our opinion, the accompanying consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statement of changes in equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (“the Company”) at 30 June 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers
Sydney, Australia
August 26, 2011
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Sims Metal Management Limited
Consolidated Income Statements
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m
Revenue	5	8,852.9	7,458.5	8,641.0

Other income	6	42.5	25.2	33.7
Raw materials used and changes in inventories	10	(6,693.2)	(5,344.3)	(6,272.6)
Freight expense		(715.1)	(716.0)	(919.3)
Employee benefits expense		(409.7)	(433.0)	(592.4)
Depreciation and amortisation expense	7	(130.6)	(143.9)	(170.8)
Repairs and maintenance expense		(123.5)	(111.7)	(147.8)
Other expenses		(548.5)	(538.4)	(542.2)
Finance costs	7	(27.1)	(16.4)	(21.5)
Goodwill impairment charge	13	-	-	(191.1)
Share of pre-tax profit of investments accounted for using the equity method	29	29.5	14.5	60.8

Profit/(loss) before income tax		277.2	194.5	(122.2)

Income tax expense	8	(85.1)	(67.8)	(28.1)

Profit/(loss) for the year		192.1	126.7	(150.3)

		A¢	A¢	A¢
Earnings/(loss) per share:
Basic	3	93.9	64.9	(82.5)
Diluted	3	93.3	64.5	(82.5)
The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Comprehensive Income
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m
Profit/(loss) for the year		192.1	126.7	(150.3)

Other comprehensive (loss)/income
Changes in the fair value of other financial assets, net of tax	20	0.8	(0.8)	-
Changes in the fair value of derivatives held as cash flow hedges, net of tax	20	0.5	(1.1)	0.9
Exchange differences on translation of foreign operations, net of tax	20	(523.9)	(121.3)	337.1
Actuarial gain/(loss) on defined benefit plans, net of tax	18(e)	2.8	(2.7)	(5.4)

Other comprehensive (loss)/income for the year, net of tax		(519.8)	(125.9)	332.6

Total comprehensive (loss)/income for the year		(327.7)	0.8	182.3

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Financial Position
As at 30 June 2011

		2011	2010
	Note	A$m	A$m
ASSETS
Current assets
Cash and cash equivalents	32	165.5	132.3
Trade and other receivables	9	606.7	576.2
Inventory	10	978.5	776.9
Other financial assets	11	15.8	8.7

Total current assets		1,766.5	1,494.1

Non-current assets
Receivables	9	9.6	7.9
Investments accounted for using the equity method	29	310.3	369.5
Other financial assets	11	2.7	21.4
Property, plant and equipment	12	865.5	925.8
Retirement benefit assets	18	0.9	-
Deferred tax assets	8	99.4	74.1
Goodwill	13	988.7	1,151.7
Other intangible assets	14	136.2	195.2

Total non-current assets		2,413.3	2,745.6

Total assets		4,179.8	4,239.7

LIABILITIES
Current liabilities
Trade and other payables	15	747.3	614.2
Borrowings	16	0.5	0.6
Other financial liabilities	11	5.8	5.0
Current tax liabilities		32.6	23.2
Provisions	17	37.1	31.1

Total current liabilities		823.3	674.1

Non-current liabilities
Payables		3.7	3.3
Borrowings	16	291.2	116.6
Deferred tax liabilities	8	119.6	133.7
Provisions	17	18.6	22.2
Retirement benefit obligations	18	2.9	11.0

Total non-current liabilities		436.0	286.8

Total liabilities		1,259.3	960.9

Net assets		2,920.5	3,278.8

EQUITY
Contributed equity	19	2,817.9	2,795.2
Reserves	20	(446.3)	58.1
Retained earnings	20	548.9	425.5

Total equity		2,920.5	3,278.8

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Changes in Equity
For the year ended 30 June 2011

		Contrib-
		uted		Retained	Total
		equity	Reserves	earnings	equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2008		2,325.9	(174.3)	682.3	2,833.9

Loss for the year		-	-	(150.3)	(150.3)
Other comprehensive income		-	338.0	(5.4)	332.6

Total comprehensive income for the year		-	338.0	(155.7)	182.3

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(186.5)	(186.5)
Share-based payments		0.4	2.3	-	2.7
Dividend reinvestment plan	21	26.6	-	-	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0

Profit for the year		-	-	126.7	126.7
Other comprehensive loss		-	(123.2)	(2.7)	(125.9)

Total comprehensive income for the year		-	(123.2)	124.0	0.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(38.6)	(38.6)
Share-based payments		0.5	15.3	-	15.8
Issue of shares under institutional placement	19	391.4	-	-	391.4
Issue of shares under share purchase plan	19	41.2	-	-	41.2
Dividend reinvestment plan	21	9.2	-	-	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

Profit for the year		-	-	192.1	192.1
Other comprehensive loss		-	(522.6)	2.8	(519.8)

Total comprehensive loss for the year		-	(522.6)	194.9	(327.7)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(71.5)	(71.5)
Share-based payments		3.6	18.2		21.8
Dividend reinvestment plan	21	19.1	-	-	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(446.3)	548.9	2,920.5

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		8,776.0	7,230.3	9,232.8
Payments to suppliers and employees (inclusive of goods and services tax)		(8,564.2)	(7,305.1)	(8,475.6)
Interest received		3.2	2.8	2.3
Interest paid		(21.9)	(16.2)	(20.9)
Dividends received from associates and jointly controlled entities	29	15.8	19.6	41.5
Insurance recoveries		7.6	1.0	12.3
Income taxes (paid)/refunded		(57.9)	20.1	(238.0)

Net cash inflow/(outflow) from operating activities	32	158.6	(47.5)	554.4

Cash flows from investing activities
Payments for property, plant and equipment	12	(142.8)	(120.9)	(187.5)
Payments for acquisition of subsidiaries, net of cash acquired	27	(105.8)	(113.4)	(76.0)
Payments for other financial assets		(28.3)	(22.8)	-
Proceeds from sale of other financial assets		54.8	-	-
Proceeds from sale of property, plant and equipment		3.9	8.1	5.5
Proceeds from sale of subsidiaries		-	-	39.7
Loan to a third party		(10.2)	-	-
Proceeds from repayment on a third party loan		3.3	-	-
Return of capital from jointly controlled entities	29	-	0.4	3.6

Net cash outflow from investing activities		(225.1)	(248.6)	(214.7)

Cash flows from financing activities
Proceeds from borrowings		3,177.7	3,009.9	1,847.3
Repayment of borrowings		(2,997.8)	(3,051.1)	(2,112.6)
Fees paid for loan facilities		(6.9)	(3.2)	(2.0)
Proceeds from issue of shares		3.6	441.9	0.4
Transaction costs associated with issue of shares		-	(8.8)	-
Dividends paid	21	(52.4)	(29.4)	(159.9)

Net cash inflow/(outflow) from financing activities		124.2	359.3	(426.8)

Net increase/(decrease) in cash and cash equivalents		57.7	63.2	(87.1)

Cash and cash equivalents at the beginning of the financial year		132.3	69.5	133.5
Effects of exchange rate changes on cash and cash equivalents		(24.5)	(0.4)	23.1

Cash and cash equivalents at the end of the financial year	32	165.5	132.3	69.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies
The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
(a) Reporting entity
Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the year ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.
(b) Basis of preparation
The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).
Compliance with IFRS
The consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”).
Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities, and liabilities for cash-settled share-based payments which are measured at fair value.
Rounding of amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.
(c) Critical accounting estimates
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows:

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(c) Critical accounting estimates (continued)
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
Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.
Impairment of goodwill and intangibles with indefinite useful lives
Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amounts of the cash generating units (“CGUs”) have been determined based on the higher of either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.
Share-based payments and defined benefit plans
Notes 18 and 24 outline the significant assumptions made when accounting for defined benefit plans and share-based payments. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(d) New accounting standards and interpretations
A number of new accounting standards have been issued but are not yet mandatory for the year ended 30 June 2011. The Group has elected to not early adopt any of these new standards or amendments.

	IFRS		Group
	equivalent	Impact on the	Adoption
Title	reference	Group	Date
Revised AASB 124 Related Party Disclosures	Amendments to IAS 24	No material impact	1 July 2011
AASB 2009-14 Amendments to Australian Interpretations — Prepayments of a Minimum Funding Requirement	IFRIC 14	No material impact	1 July 2011
AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets	Amendment to IFRS 7	No material impact	1 July 2011
AASB 1054 Australian Additional Disclosures	-	No material impact	1 July 2011
AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project	-	No material impact	1 July 2011
Revised AASB 101 Presentation of Financial Statements	Revised IAS 1	No material impact	1 July 2012
AASB 9 Financial Instruments[2]	IFRS 9	Not yet assessed	1 July 2013
AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)	IFRS 9 (December 2010)	Not yet assessed	1 July 2013
Consolidated Financial Statements[1]	IFRS 10	Not yet assessed	1 July 2013
Joint Arrangements[1]	IFRS 11	Not yet assessed	1 July 2013
Disclosure of Interests in Other Entities[1]	IFRS 12	Not yet assessed	1 July 2013
Separate Financial Statements (2011) [1]	Revised IAS 27	Not yet assessed	1 July 2013
Investments in Associates and Joint Ventures (2011) [1]	Revised IAS 28	Not yet assessed	1 July 2013
Fair Value Measurement[1]	IFRS 13	Not yet assessed	1 July 2013
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosures	-	No material impact	1 July 2013
Employee Benefits [1,3]	Revised IAS 19	Not yet assessed	1 July 2013

[1] These standards have not yet been adopted by the AASB.

[2] While the Group has not yet assessed the impact of this standard, when adopted, this standard could change the classification and measurement of financial assets.

[3] While the Group has not yet assessed the impact of this standard, when adopted, this standard will lead to significant changes to the recognition and measurement of defined benefit pension expense and to the disclosures for all employee benefits.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(e) Principles of consolidation
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
(ii) Investments in associates and jointly controlled entities (equity accounted investees)
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.
Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The cost of the investment includes goodwill (net of any accumulated impairment loss) identified on acquisition.
The Group’s share of the equity accounted investees profits or losses are recognised in the income statement, and its share of movements in reserves, when applicable, is recognised in the statement of comprehensive income.
Adjustments are made to align the accounting policies of the equity accounted investees with those of the Group. The Group discontinues the use of the equity method when significant influence or joint control ceases.
When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
Unrealised gains on transactions between the Group and its equity accounted investee are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
(iii) Joint venture operations
A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations is incorporated into the Group’s consolidated financial statements under the appropriate headings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(e) Principles of consolidation (continued)
(iv) Changes in ownership interests
When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a jointly controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
(f) Business combinations
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
(g) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars which is the Company’s functional and presentation currency.
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(g) Foreign currency translation (continued)
(ii) Transactions and balances (continued)
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in other comprehensive income.
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
(h) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as freight expense in the income statement.
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
Revenue is recognised for the major business activities as follows:
(i) Sale of goods
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods have been determined, the price is fixed and generally title has passed.
(ii) Service revenue
Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(h) Revenue recognition (continued)
(iii) Interest income
Interest income is recognised on an accrual basis using the effective interest method.
(iv) Dividend income
Dividends are recognised when the right to receive payment is established.
(i) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to other income in the income statement on a straight-line basis over the expected lives of the related assets.
(j) Income tax
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(j) Income tax (continued)
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
(k) Leases
Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership. Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. All other leases are classified as operating leases.
Assets held under finance leases are initially recognised at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The Group does not have any significant finance leases.
Operating lease payments are recognised as an expense on a straight-line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.
(l) Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.
(m) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(n) Cash and cash equivalents
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(o) Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of certain ferrous shipments made to export destinations which are generally secured by letters of credit that are collected on negotiated terms but generally within 10 days of shipment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency default or delinquency in payment or a significant deterioration in creditworthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.
(p) Inventory
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
(q) Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(q) Non-current assets (or disposal groups) held for sale and discontinued operations (continued)
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
(r) Investments and other financial assets
Classification
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the statement of financial position.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets.
(iii) Available-for-sale financial assets
Available-for-sale financial assets are non–derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long-term.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(r) Investments and other financial assets (continued)
Financial assets - reclassification
The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.
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
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
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
Details on how the fair value of financial instruments is determined are disclosed in Note 11.
Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(s) Property, plant and equipment
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
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings – 25 to 40 years
•	Plant and equipment – 3 to 20 years
•	Leasehold improvements – lesser of life of asset or life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(m). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.
(t) Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (“cash flow hedges”).
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(t) Derivatives and hedging activities (continued)
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.
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
(u) Goodwill and intangible assets
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
Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(u) Goodwill and intangible assets (continued)
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
(v) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually payable within 30 days of recognition.
(w) Borrowings
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
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(x) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(y) Provisions
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(z) Employee benefits
(i) Salaries and annual leave
Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits and the liability for salaries is recognised in other payables.
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
(iv) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than twelve months after the end of the reporting period are discounted to present value.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(z) Employee benefits (continued)
(v) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value of the amount payable is recognised as an employee benefit expense with a corresponding increase to a liability. The liability is re-measured each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as an employee benefit expense in profit or loss.
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
(aa) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
(ab) Dividends
A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.
(ac) Earnings per share (“EPS”)
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
(ad) Goods and services or other value-added taxes (“GST”)
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(ae) Parent entity financial information
The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.
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
The amount receivable/payable under the tax funding agreement is due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.
Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
Note 2 – Financial risk management
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
The Group’s overall financial risk management strategy seeks to mitigate these risks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees on a quarterly basis the monitoring of compliance by management with the Group’s risk management framework. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.
(a) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group’s main exposure to interest rate risk arises from borrowings at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced primarily from domestic but also offshore markets. The Group’s borrowings consist primarily of foreign currency denominated borrowings and are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involve a LIBOR rate plus a margin.
The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2011 was 2.5% (2010: 2.1%). If interest rates had increased by 100 basis points as at the balance date with all other variables held constant, post-tax profit for the year ended 30 June 2011 would have been A$2.0 million lower (2010: A$0.8 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
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
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, British pounds, Euros and Australian dollars.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. On a limited basis, the Group also utilises option contracts to hedge its foreign currency exposure. The Group does not hedge its exposure to recognised assets and liabilities.
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

	Net financial
	assets/(liabilities)
	2011	2010
Currency:	A$m	A$m
US dollar	136.1	69.5
Euro	52.4	16.4
British pound	(1.1)	0.8
The table below shows the impact of a 10% appreciation of the relevant currency against the Australian dollar for the balances above with all other variables held constant. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2011	2010	2011	2010	2011	2010
	A$m	A$m	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	9.4	4.5	3.6	1.1	(0.1)	0.1
Impact on equity	26.6	36.1	-	-	15.2	9.9
A 10% depreciation of the relevant currency against the Australian dollar would have an equal and opposite effect.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(ii) Foreign exchange risk (continued)
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates with all other variables held constant on its forward foreign exchange contracts. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2011	2010	2011	2010	2011	2010
	A$m	A$m	A$m	A$m	A$m	A$m
	+/-	+/-	+/-	+/-	+/-	+/-
Impact on post-tax profit	(5.3)	1.2	(3.4)	-	-	-
Impact on equity	(12.3)	5.4	(0.7)	0.3	-	1.4
Translation risk
The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve and as a result can influence compliance with credit agreements.
(iii) Price risk
Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group seeks to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. The ability of the Group to accomplish an adequate level of inventory turnover can be a function of demand and market conditions which are not always steady. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts is recorded in profit or loss.
At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	Net financial
	assets/(liabilities)
	2011	2010
	A$m	A$m
Copper	(3.0)	0.7
Nickel	3.7	4.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(iii) Price risk (continued)
Commodity price risk (continued)
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

	Copper prices		Nickel prices
	2011	2010	2011	2010
	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	(6.4)	(2.7)	(2.9)	(2.4)
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
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. For certain customers, the Group purchases credit insurance to protect itself against collection risks.
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
(c) Liquidity risks
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due, and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or, in extreme instances, its operations.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(c) Liquidity risk (continued)
The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities all of which are the subject to common terms. The loan facilities all commenced effective 28 June 2011 and have maturities of three years. The Group also has annual rights to extend the maturity by an additional year in certain circumstances. The Group had access to the following credit standby arrangements at the balance date.

	2011	2010
	A$m	A$m
Unsecured global multi-currency/multi-option loan facilities	1,419.7	1,422.9
Amount of credit unused	1,088.9	1,276.0
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2011			2010
		Between	Between		Between	Between
	Less than	1 and 2	2 and 5	Less than	1 and 2	2 and 5
	1 year	years	years	1 year	years	years
	A$m	A$m	A$m	A$m	A$m	A$m
Non-derivatives:
Trade and other payables	747.3	-	-	614.2	-	-
Payables – non-current	-	0.9	2.8	-	0.9	2.4
Borrowings (including interest payments)	18.6	18.6	309.3	15.4	111.3	16.5

	765.9	19.5	312.1	629.6	112.2	18.9

Derivatives:
Net settled (commodity contracts)	2.9	-	-	(4.4)	-	-
Gross settled:
- (inflow)	(195.3)	-	-	(274.4)	-	-
- outflow	198.2	-	-	278.7	-	-

	5.8	-	-	(0.1)	-	-

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 3 – Earnings per share

	2011	2010	2009
Earnings/(loss) per share as previously reported (in cents)
Basic	93.9	64.9	(82.9)
Diluted	93.3	64.5	(82.9)

Effect of equity issue[1]	-	-	0.4
Earnings/(loss) per share as restated (in cents)
Basic	93.9	64.9	(82.5)
Diluted	93.3	64.5	(82.5)

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	204,630	194,417	181,247
Effect of equity issue[1]	-	929	924

Basic shares	204,630	195,346	182,171
Dilutive effect of share-based awards	1,330	1,129	-

Diluted shares	205,960	196,475	182,171

1In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.
Due to the loss after tax related to goodwill impairment charges recognised in the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive. Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.
Note 4 – Segment Information
(a) Description of segments
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America - comprising the United States of America and Canada.

•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe - comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators and electrical and electronic equipment.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(b) Information about reportable segments
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2010.

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2011
Total sales revenue	5,993.0	1,369.2	1,484.6	8,846.8
Other revenue/income	1.0	4.8	0.3	6.1

Total segment revenue	5,994.0	1,374.0	1,484.9	8,852.9

Segment EBIT	121.0	79.9	100.2	301.1

Interest income				3.2
Finance costs				(27.1)

Profit before income tax				277.2

Segment total assets	2,656.0	633.0	890.8	4,179.8
Segment total liabilities	670.4	220.9	368.0	1,259.3

Net assets	1,985.6	412.1	522.8	2,920.5

Other items:
Depreciation and amortisation expense	82.7	21.7	26.2	130.6
Share of pre-tax profit of investments accounted for using the equity method	25.7	3.8	-	29.5
Investments accounted for using the equity method	288.8	21.5	-	310.3
Acquisitions of property, plant and equipment	69.2	29.4	44.2	142.8

2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	-	14.5
Investments accounted for using the equity method	348.9	20.6	-	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9

Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	-	14.5
Intangible assets	0.9	-	-	0.9

	16.7	(1.3)	-	15.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(b) Information about reportable segments (continued)

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	-	60.8
Investments accounted for using the equity method	381.1	19.1	-	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5

Impairment charge:
Property, plant and equipment	7.6	2.4	-	10.0
Goodwill	190.2	0.9	-	191.1

	197.8	3.3	-	201.1

(c) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(d) Sales to external customers

	2011	2010	2009
	A$m	A$m	A$m
Australia	518.4	505.3	475.8
China	1,373.3	1,189.1	1,320.6
USA	1,739.6	1,966.4	2,045.9
Turkey	1,452.3	843.3	1,352.9
South Korea	525.7	660.5	643.5
Other	3,237.5	2,288.0	2,797.5

	8,846.8	7,452.6	8,636.2

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(e) Revenue by product

	2011	2010	2009
	A$m	A$m	A$m
Ferrous secondary recycling	6,143.6	5,071.2	6,642.7
Non-ferrous secondary recycling	1,724.0	1,525.5	1,193.4
Secondary processing	192.8	198.5	221.6
Recycling solutions	786.4	657.4	578.5

Total sales revenue	8,846.8	7,452.6	8,636.2

(f) Material non-current assets
Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2011	2010
	A$m	A$m
Australia	224.3	193.3
USA	1,713.7	2,153.5
United Kingdom	222.0	160.8
Other	151.2	142.5

	2,311.2	2,650.1

Note 5 – Revenue

	2011	2010	2009
	A$m	A$m	A$m
Sales of goods	8,789.0	7,391.9	8,417.4
Service revenue	57.8	60.7	218.8

Total sales revenue	8,846.8	7,452.6	8,636.2

Interest income	3.2	2.8	2.3
Rental income	2.9	3.1	2.5

Total other revenue	6.1	5.9	4.8

	8,852.9	7,458.5	8,641.0

Note 6 – Other income

	2011	2010	2009
	A$m	A$m	A$m
Commercial settlements	15.4	-	-
Gain on sale of other financial assets	11.0	-	-
Insurance recoveries	7.6	1.0	1.8
Net gain on revaluation of financial assets at fair value through profit or loss	0.6	0.4	-
Government grants	0.7	0.7	0.8
Net foreign exchange gain	1.0	-	-
Net gain on disposal of property, plant and equipment	1.3	3.0	0.9
Remeasurement at fair value of interest in Port Albany Ventures LLC (“Port Albany”) (Note 29d)	-	8.7	-
Net gain on held for trading currency derivatives	-	7.0	29.8
Negative goodwill on acquisition	-	-	0.4
Other	4.9	4.4	-

	42.5	25.2	33.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 7 – Expenses

	2011	2010	2009
	A$m	A$m	A$m
(a) Profit/(loss) before income tax includes the following specific expenses:

Depreciation and amortisation:
Depreciation expense	102.2	109.1	120.7
Amortisation expense	28.4	34.8	50.1

	130.6	143.9	170.8

Finance costs[1]	27.1	16.4	21.5
Net loss on held for trading commodity derivatives	30.9	15.4	10.3
Net loss on held for trading currency derivatives	0.6	-	-
Transaction costs related to business combinations	3.1	0.4	-
Rental expenses relating to operating leases	56.0	60.1	71.7
Net foreign exchange loss	-	15.6	-
Defined contribution superannuation expense	10.2	7.0	8.0
Equity-settled share-based payments expense	15.7	16.9	9.3
Cash-settled share-based payments expense	0.4	0.1	-

(b) Profit/(loss) before income tax includes the following expenses which are included due to their size or nature:

Write-down of inventory to net realisable value	2.0	18.5	119.4
Sarbanes-Oxley related professional fees[2]	-	-	9.7
Withdrawal liability related to a multi-employer pension plan	-	-	3.4
Impairment provisions for trade receivables	0.3	1.2	23.7
Natural disaster related expenses[3]	6.9	-	-
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	-	(0.8)	2.5
Loss on sale of subsidiaries	-	-	2.6
Impairment of property, plant and equipment and yard closure costs[5]	-	14.5	13.7
Intangible asset impairments	-	0.9	-
Impairment of jointly controlled entity (Note 29)	-	5.7	-
Merger costs[6]	-	-	4.0
Redundancies	1.6	5.7	5.5

[1]Finance costs include commitment fees paid on the Group’s loan facilities of A$11.4 million (2010: A$5.8 million; 2009: A$2.0 million).
2In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2011 and 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.

[3]Primarily represents costs associated with the floods in Queensland, Australia. These costs were reimbursed by the Group’s insurance carrier and the reimbursement is included in Other Income (see Note 6).

4In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009). In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.

5In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalisation, asset retirement and idling of certain yards.

[6]Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax

	2011	2010	2009
	A$m	A$m	A$m
(a) Income tax expense

Current income tax charge	73.3	69.7	27.5
Adjustments for prior years	2.4	5.6	(10.3)
Deferred income tax	8.0	(9.9)	8.3

	83.7	65.4	25.5
Income tax expense on equity accounted profit (Note 29)	1.4	2.4	2.6

Income tax expense	85.1	67.8	28.1

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(6.5)	(4.9)	15.5
Increase/(decrease) in deferred tax liabilities	14.5	(5.0)	(7.2)

	8.0	(9.9)	8.3

(b) Reconciliation of income tax expense to prima facie tax payable

Profit/(loss) before income tax	277.2	194.5	(122.2)

Tax at the standard Australian rate of 30%	83.2	58.4	(36.7)
Non-deductible expenses	4.6	6.1	3.5
Adjustments for prior years	2.4	5.6	(10.3)
Prior year tax loss not previously recognised	(1.1)	(1.7)	-
Share-based payments	2.1	2.8	1.5
Non-assessable income	(2.0)	(2.5)	(1.1)
Effect of tax rates in other jurisdictions	(3.9)	2.4	12.0
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	-	(2.6)	-
Non-deductible goodwill impairment	-	-	57.2
Other	(0.2)	(0.7)	2.0

Income tax expense	85.1	67.8	28.1

(c) Amounts recognised directly to equity

Share placement costs	-	(1.3)	-
Share-based payments	(3.3)	1.6	7.7
Exchange (loss)/gain on foreign denominated intercompany loans	(36.8)	(4.6)	20.4

Total deferred tax debited/(credited) to equity	(40.1)	(4.3)	28.1

(d) Tax expense/(benefit) relating to other comprehensive income

Cash flow hedges	0.3	(0.4)	(0.4)
Other financial assets	0.6	(0.6)	-
Defined benefit plans	1.7	(1.1)	(2.7)

	2.6	(2.1)	(3.1)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)

	2011	2010
	A$m	A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	16.3	19.2
Employee benefits	6.1	11.0
Stores and consumables	4.2	7.0
Property, plant and equipment	1.6	5.6
Tax loss carryforwards	8.3	3.5
Share-based payments	4.3	3.4
Other	2.9	6.5

	43.7	56.2

(amounts recognised directly in equity)
Share-based payments	4.3	1.0
Defined benefit plans	4.1	5.8
Share placement costs	1.0	1.3
Exchange loss on foreign denominated intercompany loans	46.3	8.9
Cash flow hedges	-	0.3
Other financial assets	-	0.6

	55.7	17.9

Movements
Balance at 1 July	74.1	71.6
Charged to income statement	6.5	4.9
Adjustments for prior years	0.7	(3.3)
Transfers to deferred tax liabilities	(11.2)	(2.8)
Acquisitions	0.1	0.5
Charged directly to equity and other comprehensive income	40.2	5.4
Other	(0.3)	-
Foreign exchange differences	(10.7)	(2.2)

Balance at 30 June	99.4	74.1

Deferred tax assets expected to be recovered within 12 months	27.3	44.0
Deferred tax assets expected to be recovered after 12 months	72.1	30.1

	99.4	74.1

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	37.9	52.9
Property, plant and equipment	72.6	66.9
Stores and consumables	3.2	3.1
Jointly controlled entities and associates	4.2	3.4
Other	1.7	7.4

	119.6	133.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)
(e) Deferred tax assets and liabilities (continued)

	2011	2010
	A$m	A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	133.7	148.8
Charged to income statement	14.5	(5.0)
Adjustments for prior years	5.2	1.6
Transfers from deferred tax assets	(11.2)	(2.8)
Charged directly to equity and other comprehensive income	2.7	(1.0)
Acquisitions	0.9	-
Foreign exchange differences	(26.2)	(7.9)

Balance at 30 June	119.6	133.7

Deferred tax liabilities expected to be settled within 12 months	4.9	17.8
Deferred tax liabilities expected to be settled after 12 months	114.7	115.9

	119.6	133.7

(f) Tax losses
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2011, the Group has unused tax losses of A$61.6 million (2010: A$87.7 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$8.3 million (2010: A$3.5 million) of such losses.
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
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$46.1 million (2010: A$30.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(g) Unrecognised temporary differences
As at 30 June 2011, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(h) Tax consolidation legislation
Sims Metal Management Limited and its wholly-owned Australian controlled entities have entered into a tax sharing and funding agreement in relation to their participation in the tax consolidation regime. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)
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
Note 9 – Trade and other receivables

	2011	2010
	A$m	A$m
Current:
Trade receivables	522.3	485.4
Provision for impairment of receivables	(5.4)	(3.6)

	516.9	481.8

Other receivables and deferred expenses	67.1	76.6
Tax receivable	1.5	-
Prepayments	21.2	17.8

	89.8	94.4

	606.7	576.2

Non-current:
Trade receivables	3.6	3.8
Prepayments	6.0	4.1

	9.6	7.9

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
(a) Movements in provision for impairment of receivables

	2011	2010	2009
	A$m	A$m	A$m
Balance at 1 July	3.6	9.0	0.9
Provision for impairment recognised during the year	0.3	1.2	23.7
Acquisitions	2.8	-	-
Receivables written-off during the year as uncollectible	(0.8)	(5.9)	(15.0)
Foreign exchange differences	(0.5)	(0.7)	(0.6)

Balance at 30 June	5.4	3.6	9.0

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 9 – Trade and other receivables (continued)
(b) Past due but not impaired
As at 30 June 2011, receivables of A$106.3 million (2010: A$96.3 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2011	2010
Days overdue:	A$m	A$m
1 – 30 days	95.1	68.0
31 – 60 days	7.3	16.1
Over 60 days	3.9	12.2

	106.3	96.3

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
(e) Fair value and credit risk
Due to their short-term nature, the carrying value of current receivables approximates its fair value. The carrying value of non-current receivables approximates its fair value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant, as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the Group’s exposure to credit risk.
Note 10 – Inventory

	2011	2010
	A$m	A$m
Raw materials	172.9	171.7
Stores and spare parts	33.3	37.3
Finished goods	772.3	567.9

	978.5	776.9

Inventory expense
Inventories recognised as expense during the year ended 30 June 2011 amounted to A$6,835.2 million (2010: A$5,466.5 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 11 – Other financial assets and liabilities

	2011	2010
	A$m	A$m
Other financial assets:
Financial assets at fair value through profit or loss	4.0	3.6
Loan to a third party carried at amortised cost	3.8	-
Forward foreign exchange contracts – cash flow hedges	3.9	0.4
Forward commodity contracts – held for trading	4.1	4.7

Current	15.8	8.7

Available-for-sale investments	-	21.4
Loan to a third party carried at amortised cost	2.7	-

Non-current	2.7	21.4

Other financial liabilities:
Forward foreign exchange contracts – cash flow hedges	2.9	4.0
Forward commodity contracts – held for trading	2.9	0.3
Forward foreign exchange contracts – held for trading	-	0.7

Current	5.8	5.0

(a) Derivatives used by the Group
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies, which are set out in Note 2.
(i) Forward foreign exchange contracts – cash flow hedges
In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, euros and British pounds, as disclosed in Note 2.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.
(ii) Forward foreign exchange contracts – held for trading
The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however, they are accounted for as held for trading.
(iii) Forward commodity contracts – held for trading
The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to copper and nickel prices as disclosed in Note 2.
(b) Risk exposures
Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial instrument mentioned above.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 11 – Other financial assets and liabilities (continued)
(c) Fair value
The loan to a third party carried at amortised cost accrues interest at a fixed rate. The fair value of this loan using current interest rates approximates its carrying value.
Financial instruments carried at fair value are classified by valuation method using the following hierarchy:
•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table presents the Group’s financial instruments measured at fair value by valuation method.

	Level 1	Level 2	Total
2011	A$m	A$m	A$m
Financial assets:
Financial assets at fair value through profit or loss	4.0	-	4.0
Derivative financial instruments	4.1	3.9	8.0

	8.1	3.9	12.0

Financial liabilities:
Derivative financial instruments	2.9	2.9	5.8

	2.9	2.9	5.8

2010

Financial assets:
Financial assets designated at fair value through profit or loss	3.6	-	3.6
Derivative financial instruments	4.7	0.4	5.1
Available-for-sale investments	21.4	-	21.4

	29.7	0.4	30.1

Financial liabilities:
Derivative financial instruments	0.3	4.7	5.0

	0.3	4.7	5.0

The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 12 – Property, plant and equipment

			Leasehold	Plant &	Capital
			improve-	equip-	work in
	Land	Buildings	ments	ment	progress	Total
	A$m	A$m	A$m	A$m	A$m	A$m
At 30 June 2011
Cost	211.3	172.1	70.8	896.3	74.0	1,424.5
Accumulated depreciation	-	(53.9)	(23.4)	(481.7)	-	(559.0)

Net book amount	211.3	118.2	47.4	414.6	74.0	865.5

Year ended 30 June 2011
Balance at 1 July	254.1	143.7	32.5	405.5	90.0	925.8
Additions	1.8	5.4	15.9	86.3	33.4	142.8
Disposals	(6.0)	(0.3)	-	(2.0)	-	(8.3)
Transfers	(2.8)	1.4	7.1	30.3	(36.0)	-
Depreciation expense	-	(14.4)	(5.0)	(82.8)	-	(102.2)
Acquisition of subsidiaries (Note 27)	9.4	2.0	3.2	44.3	-	58.9
Foreign exchange differences	(45.2)	(19.6)	(6.3)	(67.0)	(13.4)	(151.5)

Balance at 30 June	211.3	118.2	47.4	414.6	74.0	865.5

At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	-	(42.7)	(21.3)	(458.1)	-	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	-	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	-
Impairment loss	(1.8)	(0.2)	-	(12.5)	-	(14.5)
Depreciation expense	-	(11.3)	(4.8)	(93.0)	-	(109.1)
Acquisition of subsidiaries	12.5	3.0	-	26.4	-	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

Note 13 – Goodwill
(a) Movements in carrying amounts

	2011	2010
	A$m	A$m
Cost	1,113.3	1,308.7
Accumulated impairment	(124.6)	(157.0)

Net book amount	988.7	1,151.7

Balance at 1 July	1,151.7	1,146.8
Acquisition of subsidiaries (Note 27)	62.8	64.3
Contingent consideration on acquisitions prior to the adoption of AASB 3R (IFRS 3R)	(0.5)	4.8
Foreign exchange differences	(225.3)	(64.2)

Balance at 30 June	988.7	1,151.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 13 – Goodwill (continued)
(b) Allocation of Goodwill by Segment

	2011	2010
	A$m	A$m
Australasia	30.7	21.8
North America	815.6	1,017.0
Europe	142.4	112.9

	988.7	1,151.7

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. During the current financial year, the Group combined 6 CGUs within its North America segment into one CGU (North America Metals). The change was a result of the implementation of a strategy that led to the integration of management responsibility including commercial aspects of the business. There would have been no impact to impairment testing for goodwill in the prior financial year if these 6 CGUs had been combined into one CGU.
For the North America segment, goodwill has been allocated to CGUs as follows:

	2011	2010
	A$m	A$m
North America Metals	731.7	911.9
Rest of North America	83.9	105.1

	815.6	1,017.0

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe is not significant and does not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above is due to acquisitions and foreign exchange retranslations.
(c) Goodwill impairment tests and key assumptions
Goodwill is tested for impairment in accordance with the policy set out in Note 1(c). The recoverable amount of each of the Group’s CGUs was determined based on the higher of fair value less costs to sell or value-in-use. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.
The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2012 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The 4-year forecast is developed using historical averages derived from four years of historical results and the 2012 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and consider the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 13 – Goodwill (continued)
(c) Goodwill impairment tests and key assumptions (continued)
The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
	2011	2010	2011	2010
	%	%	%	%
Australasia	13.3 – 16.9	13.5 – 20.9	2.5	2.5
North America Metals	13.2	14.1 – 14.8	3.0	3.0
Rest of North America	12.7 – 13.1	12.5 – 15.7	3.0	3.0
Europe	12.6 – 14.6	11.3 – 13.2	1.5 – 2.5	1.5 – 2.5
(d) Impairment charges recognised
Year ended 30 June 2009 Australasia
In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.
North America
In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million. The impairment charge was due to the global economic crisis in the year ended 30 June 2009 that impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.
(e) Impact of possible changes in key assumptions
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$47.8 million would be required in respect of the North America Metals CGU. If discount rates were to increase by 1% for each CGU, an impairment charge of A$97.7 million would be required in respect of the North America Metals CGU and an impairment charge of A$2.9 million would be required in respect of one CGU in the Europe segment.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 14 – Intangible assets

	Supplier
	relation-			Trade-
	ships	Permits	Contracts	names	Total
	A$m	A$m	A$m	A$m	A$m
At 30 June 2011
Cost	205.5	7.8	29.3	29.4	272.0
Accumulated impairment	-	(0.7)	-	-	(0.7)
Accumulated amortisation	(105.2)	-	(24.5)	(5.4)	(135.1)

Net book amount	100.3	7.1	4.8	24.0	136.2

Year ended 30 June 2011
Balance at 1 July	151.2	8.8	3.3	31.9	195.2
Acquisitions (Note 27)	2.2	-	4.2	0.5	6.9
Amortisation charge	(24.6)	-	(1.9)	(1.9)	(28.4)
Foreign exchange differences	(28.5)	(1.7)	(0.8)	(6.5)	(37.5)

Balance at 30 June	100.3	7.1	4.8	24.0	136.2

At 30 June 2010
Cost	252.8	9.7	31.8	36.5	330.8
Accumulated impairment	-	(0.9)	-	-	(0.9)
Accumulated amortisation	(101.6)	-	(28.5)	(4.6)	(134.7)

Net book amount	151.2	8.8	3.3	31.9	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	238.8
Acquisitions	5.4	0.5	0.1	-	6.0
Impairment charge	-	(0.9)	-	-	(0.9)
Amortisation charge	(30.5)	-	(2.1)	(2.2)	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	195.2

Intangible assets by segment are as follows:

	2011	2010
	A$m	A$m
North America	129.6	188.7
Australasia	2.5	0.4
Europe	4.1	6.1

	136.2	195.2

Note 15 – Trade and other payables

	2011	2010
	A$m	A$m
Trade payables	547.4	424.4
Other payables	160.8	160.2
Deferred income	39.1	29.6

	747.3	614.2

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 16 – Borrowings

	2011	2010
	A$m	A$m
Current borrowings:
Other borrowings	0.5	0.6

	0.5	0.6

Non-current borrowings:
Bank loans	291.0	116.2
Other borrowings	0.2	0.4

	291.2	116.6

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and certain of its subsidiaries.
(a) Risk exposures
The Group’s exposure to interest rate risk, as well as information relating to the facility arrangements is set out in Note 2.
(b) Fair value
The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.
Note 17 – Provisions

	2011	2010
	A$m	A$m
Current:
Employee benefits	21.1	10.8
Legal provisions	10.1	13.3
Other	5.9	7.0

	37.1	31.1

Non-current:
Employee benefits	11.5	10.2
Environmental compliance	3.8	4.9
Contingent consideration – business combinations	-	4.8
Other	3.3	2.3

	18.6	22.2

The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(f).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 17 – Provisions (continued)
Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Current		Non-current
			Contingent	Environ-
			consider-	mental
	Legal	Other	ation	compliance	Other
	A$m	A$m	A$m	A$m	A$m
Balance at 1 July	13.3	7.0	4.8	4.9	2.3
Transfers	-	(0.3)	0.3	-	-
Provisions recognised in profit or loss	2.7	1.6	-	0.5	1.7
Payments	(3.2)	(2.1)	(4.6)	(0.6)	(0.4)
Acquisitions	-	(0.1)	-	-	-
Foreign exchange differences	(2.7)	(0.2)	(0.5)	(1.0)	(0.3)

Balance at 30 June	10.1	5.9	-	3.8	3.3

Note 18 – Retirement benefit obligations
The Group operates a number of pension plans for the benefit of its employees throughout the world. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on years of service and/or final average salary. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.
The following sets out details in respect of the defined benefit sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.
(a) Balances recognised in the statement of financial position

	2011	2010
	A$m	A$m
Present value of defined benefit obligation	64.6	72.9
Fair value of defined benefit plan assets	(62.6)	(61.9)

Net defined benefit liability	2.0	11.0

These amounts are disclosed as:
Retirement benefit assets	0.9	-
Retirement benefit obligations	2.9	11.0

	2.0	11.0

The Group has no legal obligation to settle the liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(b) Expense recognised in profit or loss

	2011	2010	2009
	A$m	A$m	A$m
Current service cost	1.3	1.4	2.1
Interest cost	3.3	3.7	5.0
Expected return on plan assets	(3.6)	(3.6)	(5.5)

	1.0	1.5	1.6

Actual return on plan assets	7.4	8.2	(11.3)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 18 – Retirement benefit obligations (continued)
(c) Reconciliations

	2011	2010
	A$m	A$m
Movements in the benefit obligation:
Balance at 1 July	72.9	73.4
Current service cost	1.3	1.4
Interest cost	3.3	3.7
Actuarial loss/(gain)	(0.7)	8.4
Benefits paid	(3.8)	(5.0)
Contributions paid by members	0.4	0.4
Settlements	-	(4.0)
Foreign exchange differences	(8.8)	(5.4)

Balance at 30 June	64.6	72.9

Reconciliation of the fair value of plan assets:
Balance at 1 July	61.9	62.2
Expected return on plan assets	3.6	3.6
Actuarial gain	3.8	4.6
Contributions by Group	4.5	5.1
Contributions paid by members	0.4	0.4
Benefits paid	(3.8)	(5.0)
Settlements	-	(3.9)
Foreign exchange differences	(7.8)	(5.1)

Balance at 30 June	62.6	61.9

(d) Categories of plan assets
The major categories of plan assets are as follows:

	2011	2010
	A$m	A$m
Cash	8.3	8.4
Equity instruments	36.5	34.6
Debt instruments	13.5	12.9
Property	4.3	6.0

Total plan assets	62.6	61.9

(e) Actuarial gains and losses recognised in other comprehensive income

	2011	2010	2009
	A$m	A$m	A$m
Actuarial gain/(loss) recognised during the financial year	4.5	(3.8)	(8.1)
Income tax (expense)/benefit	(1.7)	1.1	2.7

Net actuarial gain/(loss)	2.8	(2.7)	(5.4)

Cumulative amount at 30 June	(13.2)	(17.7)	(13.9)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 18 – Retirement benefit obligations (continued)
(f) Principal actuarial assumptions

	2011	2010	2009
	%	%	%
Australia
Discount rate	4.3	4.2	4.6
Expected rate of return on plan assets	7.3	7.3	8.0
Future salary increases	3.5	4.0	3.0

United Kingdom
Discount rate	5.5	5.3	6.2
Expected rate of return on plan assets	5.6	5.4	6.1
Future salary increases	3.9	3.6	4.0

United States
Discount rate	5.5	5.5	6.5
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories and considers recommendations from the Group’s actuaries. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(g) Employer contributions
Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisers of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2011.
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
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2011, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2012 are A$2.0 million for Australia, A$1.5 million for the United Kingdom, and A$0.7 million for the United States.
(h) Historic summary

	2011	2010	2009	2008	2007
	A$m	A$m	A$m	A$m	A$m
Defined benefit plan obligation	64.6	72.9	73.4	81.6	70.0
Plan assets	(62.6)	(61.9)	(62.2)	(76.8)	(77.4)

Deficit/(surplus)	2.0	11.0	11.2	4.8	(7.4)

Experience adjustments arising on plan liabilities	(0.7)	8.4	(8.7)	(0.5)	(2.8)

Experience adjustments arising on plan assets	(3.8)	(4.6)	16.9	11.8	(3.9)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 19 – Contributed equity
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

	Number
	of shares	A$m
Balance at 1 July 2009	182,146,718	2,352.9
Issued under long-term incentive plans	224,361	0.5
Issued under the dividend reinvestment plan	442,346	9.2
Issued under the institutional placement[1]	19,047,620	391.4
Issued under the share purchase plan[2]	1,973,398	41.2

Balance at 30 June 2010	203,834,443	2,795.2
Issued under long-term incentive plans	363,177	3.3
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	23,205	0.3
Issued under the dividend reinvestment plan	1,149,463	19.1

Balance at 30 June 2011 for accounting purposes	205,370,288	2,817.9
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	23,626	-

Balance at 30 June 2011 per share register	205,393,914	2,817.9

1On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.

2On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.
(b) Dividend reinvestment plan
The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2011 under the plan were at a 2.5% discount to the market price.
(c) Capital risk management
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure that provides adequate flexibility and also seeks to manage the cost of capital.
In order to manage the capital structure, the Group may periodically adjust dividends policy, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as total equity, as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 19 – Contributed equity (continued)
(c) Capital risk management (continued)
The Group’s gearing ratio is as follows:

	2011	2010
	A$m	A$m
Total borrowings	291.7	117.2
Less: cash and cash equivalents	(165.5)	(132.3)

Net debt	126.2	(15.1)
Plus: total equity	2,920.5	3,278.8

Total capital	3,046.7	3,263.7

Gearing ratio	4.1%	-
There have been no breaches of external obligations such as regulatory obligations or bank covenants.
Note 20 – Reserves and retained earnings
(a) Reserves

		Available-
	Share-	for sale	Cash	Foreign
	based	investme	flow	currency
	payments	nts	hedging	translation	Total
	A$m	A$m	A$m	A$m	A$m
Balance at 1 July 2009	38.4	-	0.4	127.2	166.0
Equity-settled share-based payment expense	16.9	-	-	-	16.9
Revaluation – gross	-	(1.4)	(0.9)	-	(2.3)
Transfer to profit or loss - gross	-	-	(0.6)	-	(0.6)
Foreign currency translation differences	-	-	-	(127.5)	(127.5)
Deferred tax	(1.6)	0.6	0.4	6.2	5.6

Balance at 30 June 2010	53.7	(0.8)	(0.7)	5.9	58.1
Equity-settled share-based payment expense	15.7	-	-	-	15.7
Cash settlement	(0.8)	-	-	-	(0.8)
Revaluation – gross	-	-	(0.1)	-	(0.1)
Transfer to profit or loss - gross	-	1.4	0.9	-	2.3
Foreign currency translation differences	-	-	-	(560.7)	(560.7)
Deferred tax	3.3	(0.6)	(0.3)	36.8	39.2

Balance at 30 June 2011	71.9	-	(0.2)	(518.0)	(446.3)

(b) Retained earnings

	2011	2010
	A$m	A$m
Balance at 1 July	425.5	340.1
Profit after tax	192.1	126.7
Dividends paid	(71.5)	(38.6)
Actuarial gain/(loss) on defined benefit plans, net of tax	2.8	(2.7)

Balance at 30 June	548.9	425.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 20 – Reserves and retained earnings (continued)
(c) Nature and purpose of reserves
(i) Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(ii) Available-for-sale investments reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(r) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.
(iii) Cash flow hedging reserve
The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(t). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.
(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.
Note 21 – Dividends
(a) Dividends declared and paid during the year

	Cents per	Franked	2011	2010	2009
	share	%	A$m	A$m	A$m
Interim 2011	12.0	42%	24.6	-	-
Final 2010	23.0	74%	46.9	-	-
Interim 2010	10.0	100%	-	20.4	-
Final 2009	10.0	100%	-	18.2	-
Interim 2009	28.0	100%	-	-	50.9
Final 2008	75.0	23%	-	-	135.6

Total dividends paid			71.5	38.6	186.5
Shares issued under the DRP			(19.1)	(9.2)	(26.6)

Total cash dividends paid			52.4	29.4	159.9

The franked components of all dividends paid or declared were franked based on a tax rate of 30%.
(b) Dividends not recognised at year end
Since the end of the year, the Directors have determined the payment of a final dividend of 35.0 cents per share franked at 43% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 21 October 2011 out of consolidated retained earnings as at 30 June 2011, but not recognised as a liability at the end of the reporting period, is A$71.9 million (2010: A$46.9 million; 2009: A$18.2 million).
The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 21 – Dividends (continued)
(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2011 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2012.

	2011	2010
	A$m	A$m
Franking credits available for the subsequent financial years based on tax rate of 30% (2010: 30%)	14.0	16.2

The above amounts represent the balance of the franking account as at the end of the reporting date, adjusted for:
•	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;

•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.
The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of A$13.3 million (2010: A$14.9 million).
Note 22 – Contingencies
(a) Guarantees
The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 30 June 2011 and 2010 were A$64.5 million and A$45.7 million, respectively.
See Note 31(b) for information related to guarantees provided by the Company.
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

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 22 – Contingencies (continued)
(c) Legal claims
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial statements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
On 20 June 2011, the United States District Court Southern District of New York issued a summary judgement against Metal Management Inc. (a subsidiary of the Company) in a dispute involving a breach of contract. The breach of contract relates to the transaction fee that was payable to Metal Management Inc.’s financial advisers in connection with its merger with the Company. The amount of the summary judgement was US$8.1 million, of which US$7.6 million had been previously accrued, and interest of US$2.4 million. An additional provision of US$2.9 million was recognised in the financial year and the total amount of summary judgement of US$10.5 million (A$9.8 million) is included in provisions (refer to Note 17).
(d) Tax audits
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial statements from such audits or reviews.
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
Note 23 – Commitments
(a) Capital commitments
Capital expenditures contracted for at the reporting date but not recognised as liabilities are as follows:

	2011	2010
	A$m	A$m
Payable within one-year	40.7	26.3
Payable later than one-year but not later than five-years	0.5	0.7

	41.2	27.0

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 23 – Commitments (continued)
(b) Lease commitments
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2011	2010
	A$m	A$m
Not later than one-year	61.1	59.0
Later than one-year, but not later than three-years	89.3	95.6
Later than three-years, but not later than five-years	44.7	41.1
Later than five-years	95.0	121.0

Total lease commitments not recognised as liabilities	290.1	316.7

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
(c) Remuneration commitments
The Group has entered into service agreements with key management personnel as referred to in the Remuneration Report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2011	2010
	A$m	A$m
Payable within one-year	2.2	2.6
Payable later than one-year but not later than five-years	-	2.3

Total remuneration commitments not recognised as liabilities	2.2	4.9

Note 24 – Share ownership plans
The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settlement, which are determined by the Board.
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
(a) Effect of share-based payments on profit or loss
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2011 was A$0.5 million (2010: A$0.4 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”)
In July 2003, the Company established an LTIP designed as a reward and retention tool for certain employees. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Share rights which contain performance conditions are referred to as performance rights whereas share rights which only contain a continuous service condition are referred to as restricted share units. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2011 pursuant to the LTIP.
(i) Share options
The fair value of options granted (including cash-settled options) is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2011	2010	2011	2010
Risk-free interest rate	5.1%	5.2%	2.0%	2.7%
Dividend yield	3.0%	4.0%	3.0%	4.0%
Volatility	39.6%	49.0%	59.0%	59.0%
Expected life (years)	3.8	4.2	4.2	4.3
Share price at grant date	A$17.81	A$21.26	US$16.90	US$19.21
Weighted average fair value	A$5.04	A$6.78	US$6.15	US$6.56
Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

Options outstanding		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price $	of options	price $
	2011	2011	2010	2010
Ordinary shares:
Balance at 1 July	781,579	A$21.11	558,792	A$20.48
Granted	384,908	A$17.62	270,207	A$21.95
Forfeited	(12,252)	A$22.74	(47,420)	A$18.50
Exercised	(90,290)	A$13.11	-	-

Balance at 30 June	1,063,945	A$20.51	781,579	A$21.11

Exercisable at 30 June	338,032	A$22.97	173,149	A$20.68

ADSs:
Balance at 1 July	1,802,588	US$18.08	1,182,472	US$16.78
Granted	911,868	US$16.99	729,933	US$20.57
Forfeited	(47,248)	US$19.61	(109,817)	US$20.68
Exercised	(58,443)	US$12.19	-	-

Balance at 30 June	2,608,765	US$17.80	1,802,588	US$18.08

Exercisable at 30 June	900,741	US$17.78	368,898	US$16.51

Options granted as ordinary shares during the year ended 30 June 2011 included 241,329 cash-settled options. For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was A$17.05 for ordinary shares and US$20.20 for ADSs (2010: nil).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”) (continued)
Information about outstanding and exercisable options as at 30 June 2011 is as follows:

	Outstanding			Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise price	Number	exercise	contractual	Number	exercise	contractual
range	of options	price	life (years)	of options	price	life (years)
Ordinary shares:
A$8 - A$20	523,930	A$17.26	5.94	64,322	A$17.79	4.76
A$20 - A$30	540,015	A$23.65	5.20	273,710	A$24.19	5.12

	1,063,945	A$20.51	5.57	338,032	A$22.97	5.05

ADSs:
US$8 - US$20	1,289,828	US$14.89	5.79	252,598	US$10.37	4.54
US$20 - US$30	1,318,937	US$20.67	5.16	648,143	US$20.68	5.04

	2,608,765	US$17.80	5.47	900,741	US$17.78	4.90

(ii) Performance rights
Performance rights vest after a period of three to five years, but only if the performance hurdle has been met. Performance hurdles are either based on Total Shareholder Return (“TSR”) or on non-market based performance criteria. In the year ended 30 June 2011, 104,677 (2010:115,848) share rights were forfeited as the performance conditions were not satisfied.
Performance-based share right grants made in the years ended 30 June 2010 and 30 June 2011 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.
The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2011	2010	2011	2010
Dividend yield	3.0%	4.0%	3.0%	4.0%
Risk-free interest rate	5.2%	5.2%	1.3%	2.7%
Volatility	49.0%	49.0%	59.0%	59.0%
Share price at grant date	A$17.81	A$21.26	US$16.90	US$19.27

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”) (continued)
(ii) Performance rights (continued)

Performance rights outstanding		Weighted		Weighted
		average		average
		fair value		fair value
	Number of	at grant	Number of	at grant
	shares	date $	shares	date $
	2011	2011	2010	2010
Ordinary shares:
Non-vested balance at 1 July	633,628	A$22.61	854,616	A$24.51
Granted	167,525	A$14.04	119,268	A$15.81
Forfeited/cancelled	(110,122)	A$26.69	(206,422)	A$23.79
Vested[1]	(146,185)	A$24.97	(133,834)	A$26.90

Non-vested balance at 30 June	544,846	A$18.51	633,628	A$22.61

ADSs:
Balance at 1 July	674,990	US$11.04	186,477	US$8.81
Granted	741,883	US$9.22	507,862	US$11.87
Forfeited/cancelled	(18,809)	US$10.56	(19,349)	US$11.75
Vested	-	-	-	-

Non-vested balance at 30 June	1,398,064	US$10.08	674,990	US$11.04

[1]54,780 rights were settled in cash
(iii) Restricted share units
Restricted share units granted to employees typically vest over a period up to three years. The fair value of restricted share units is determined based on the market price of the Company’s shares on the date of grant and the Company’s dividend yield.

Restricted share units outstanding		Weighted		Weighted
		average		average
		fair value		fair value
	Number of	at grant	Number of	at grant
	shares	date $	shares	date $
	2011	2011	2010	2010
Ordinary shares:
Non-vested balance at 1 July	19,042	A$23.51	76,159	A$14.48
Granted	45,907	A$14.86	4,885	A$19.51
Forfeited/cancelled	-	-	(8,648)	A$11.83
Vested	(7,874)	A$24.17	(53,354)	A$12.15

Non-vested balance at 30 June	57,075	A$16.46	19,042	A$23.51

ADSs:
Balance at 1 July	80,210	US$17.90	11,562	US$19.27
Granted	149,720	US$18.86	75,140	US$17.81
Forfeited/cancelled	(12,036)	US$19.06	(1,319)	US$18.13
Vested	(24,165)	US$18.49	(5,173)	US$19.73

Non-vested balance at 30 June	193,729	US$18.49	80,210	US$17.90

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(c) Former Executive Long-Term Incentive Plan (“LTI Share Plan”)
The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved.
Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

		Weighted		Weighted
		average		average
	Number	purchase	Number	purchase
	of shares	price A$	of shares	price A$
	2011	2011	2010	2010
Balance at 1 July	46,831	$16.88	80,851	$17.66
Forfeited	-	-	(34,020)	$18.73
Exercised	(23,205)	$14.99	-	-

Balance at 30 June	23,626	$18.73	46,831	$16.88

Exercisable at 30 June	23,626	$18.73	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.
(d) Transition Incentive Share Plan related to the Metal Management merger
In accordance with the terms and conditions of the merger agreement with Metal Management, Inc., the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(i) Share options
The options assumed were held by the former directors of Metal Management, Inc. who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(d) Transition Incentive Share Plan related to the Metal Management merger (continued)
(i) Share options (continued)
The following table sets out details of outstanding options under the SGLTIP:

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price US$	of options	price US$
	2011	2011	2010	2010
Balance at 1 July	706,000	$15.58	738,000	$15.54
Exercised	(91,000)	$15.29	(32,000)	$15.29

Balance at 30 June	615,000	$15.62	706,000	$15.58

Exercisable at 30 June	615,000	$15.62	706,000	$15.58

For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was US$20.39 (2010: US$22.33). The weighted average contractual life of options outstanding as at 30 June 2011 was 2.21 years (2010: 2.90 years).
(ii) Restricted shares
The restricted shares assumed were held by former employees of Metal Management, Inc. who are now employed by the Group. The restricted shares vest evenly over three-years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date. Set out below is a summary of restricted shares under the SGLTIP:

		Weighted		Weighted
		average		average
		fair value		fair value
	Number	at grant	Number	at grant
	of shares	date US$	of shares	date US$
	2011	2011	2010	2010
Non-vested balance at 1 July	60,966	$25.27	142,281	$25.27
Forfeited	(3,418)	$25.27	(12,916)	$25.27
Vested	(57,548)	$25.27	(68,399)	$25.27

Non-vested balance at 30 June	-	-	60,966	$25.27

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.
(a) Key management personnel compensation

	2011	2010
	A$	A$
Short-term benefits	10,788,124	11,989,245
Long-term benefits	31,823	2,050,041
Post-employment benefits	329,944	784,335
Termination benefits	-	1,551,200
Share-based payments	6,988,624	7,249,463

	18,138,515	23,624,284

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

2011		Received		Other
	Balance at	on exercise		changes	Balance
	1 July	of options	Purchases/	during the	at 30 June
Name	2010	or rights	(sales)	year	2011
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon	3,870	-	-	-	3,870
M Feeney	27,789	-	-	-	27,789
R Lewon (ADS)	-	29,500	(29,500)	-	-
G Morris (ADS)	25,000	61,500	(56,500)	-	30,000
C Renwick	3,144	-	-	-	3,144
J Thompson (ADS)	-	-	5,000	-	5,000
P Varello (ADS)	52,125	-	22,800	-	74,925
Executive Director:
D Dienst (ADS)[1]	603,293	-	-	(6,000)	597,293
Senior Executives:
G Davy	57,686	9,484	-	-	67,170
R Kelman (ADS)	14,979	64,705	(79,684)	-	-
R Larry (ADS)	80,972	5,260	(31,755)	-	54,477
D McGree	42,099	5,363	-	-	47,462
A Ratner (ADS)	87,959	-	(12,241)	-	75,718

[1]Other changes for Mr Dienst represent a charitable gift.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(ii) Share holdings (continued)

2010		Received		Other
		on exercise		changes	Balance
	Balance at	of options	Purchases/	during the	at 30 June
Name	1 July 2009	or rights	(sales)	year	2010
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[1]	-	-	-	3,870	3,870
M Feeney	26,674	-	1,115	-	27,789
R Lewon (ADS)	-	32,000	(32,000)	-	-
P Mazoudier[2]	15,201	-	-	(15,201)	-
G Morris (ADS)	20,000	-	5,000	-	25,000
C Renwick	3,144	-	-	-	3,144
P Varello (ADS)	30,825	-	21,300	-	52,125
Executive Directors:
D Dienst (ADS)	1,156,872	-	(553,579)	-	603,293
J Sutcliffe[3]	32,577	-	-	(32,577)	-
Senior Executives:
G Davy	3,003	54,683	-	-	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	-	14,979
R Larry (ADS)	90,972	-	(10,000)	-	80,972
D McGree	11,924	30,175	-	-	42,099
A Ratner (ADS)	101,249	-	(13,290)	-	87,959

1Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.
2Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.
3Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iii) Option holdings
The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Exercised	Forfeited	2011	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	91,000	-	(29,500)	-	61,500	61,500	-
G Morris (ADS)	205,000	-	(61,500)	-	143,500	143,500	-
Executive Director:
D Dienst (ADS)	769,691	203,908	-	-	973,599	590,447	383,152
Senior Executives:
G Davy	86,181	42,472	-	-	128,653	45,043	83,610
R Kelman (ADS)	132,578	50,977	(58,443)	-	125,112	14,971	110,141
R Larry (ADS)	165,722	63,721	-	-	229,443	91,767	137,676
D McGree[1]	94,442	56,562	-	-	151,004	47,325	103,679
A Ratner (ADS)	132,578	50,977	-	-	183,555	73,414	110,141

[1]Options granted to Mr McGree are phantom options which are cash-settled.

2010	Balance				Balance
	at 1 July				at 30 June
Name	2009	Granted	Exercised	Forfeited	2010	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	123,000	-	(32,000)	-	91,000	91,000	-
G Morris (ADS)	205,000	-	-	-	205,000	205,000	-
Executive Directors:
D Dienst (ADS)	591,654	178,037	-	-	769,691	470,551	299,140
J Sutcliffe[1]	135,435	-	-	-	135,435	45,145	90,290
Senior Executives:
T Bird[2]	39,347	-	-	(39,347)	-	-	-
G Davy	48,950	37,231	-	-	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	-	-	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	-	-	165,722	36,526	129,196
D McGree	47,534	46,908	-	-	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	-	-	132,578	29,221	103,357

1Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.
[2]The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his outstanding options.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iv) Rights and award holdings
The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, is set out below.

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Vested	Forfeited	2011
Executive Director:
D Dienst (ADS)	258,098	271,865	-	-	529,963
Senior Executives:
G Davy	58,077	47,303	(9,484)	-	95,896
R Kelman (ADS)	88,755	33,983	(6,262)	-	116,476
R Larry (ADS)	95,921	42,479	(5,260)	-	133,140
D McGree	58,146	24,517	(5,363)	-	77,300
A Ratner (ADS)	72,653	33,983	(8,542)	-	98,094

2010	Balance					Balance
	at 1 July				Other	at 30 June
Name	2009	Granted	Vested	Forfeited	Changes	2010
Executive Directors:
D Dienst (ADS)	61,092	197,006	-	-	-	258,098
J Sutcliffe[1]	258,344	-	-	(23,982)	(86,212)	148,150
Senior Executives:
T Bird[2]	62,773	-	-	(62,773)	-	-
G Davy	99,655	16,928	(54,683)	(3,823)	-	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	-	-	88,755
R Larry (ADS)	48,225	47,696	-	-	-	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	-	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	-	-	72,653

1Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.
[2]The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his unvested rights.
(c) Other transactions with key management personnel
Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.
During the year ended 30 June 2011, a company related to Mr Varello was paid US$20,148 for administrative services (2010: US$8,887).
Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2011, the Group paid A$195,600 to Mitsui for director remuneration for Mr Sukagawa (2010: A$119,533).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 26 – Remuneration of auditors
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
The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2011	2010
	A$’000	A$’000
PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	2,264	2,042
Taxation services	13	30
Other assurance related services	55	499

	2,332	2,571

Related practices of PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	3,032	3,207
Taxation services	294	523
Acquisition due diligence and other	11	86

	3,337	3,816

Total remuneration for PricewaterhouseCoopers	5,669	6,387

Note 27 – Business combinations
(a) Summary of acquisitions
During the year ended 30 June 2011, the Group acquired the following businesses:
•	In August 2010, the Group purchased the recycling assets and business of Wincanton Recycling Ltd. This e-recycling business has recycling plants at various locations in the United Kingdom.
•	In October 2010, the Group purchased the issued capital of TIC Group India Private Limited. This e-recycling business is located in Delhi, India.
•	In December 2010, the Group purchased the issued capital of Cooper Metals Recycling Limited. This business is a ferrous and non-ferrous scrap processor located in the United Kingdom.
•	In December 2010, the Group purchased certain assets and the business of Crash’s Auto Parts & Sales, Inc. This business is a ferrous and non-ferrous scrap processor located in Utica, New York in the United States.
•	In January 2011, the Group purchased certain assets and the business of Commercial Metal Recycling Services. This business is a ferrous and non-ferrous scrap processor that operates a network of eight yards across Queensland, Australia.
•	In February 2011, the Group purchased the issued capital of Metrade handels GmbH. This e-recycling business is located in Austria.
•	In March 2011, the Group purchased the issued capital of Device ICT Recycling BV, Device Automation Czech, and Device Poland Sp. Zo.o. This e-recycling business has operations in the Netherlands, the Czech Republic and Poland.
•	In April 2011, the Group purchased the issued capital of ergoTrade AG. This e-recycling business has operations in Germany, Hungary and Croatia.
•	In April 2011, the Group purchased certain assets and the business of East Coast Metal Recovery, LLC. This business is a ferrous and non-ferrous scrap processor located in Deptford, New Jersey in the United States.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 27 – Business combinations (continued)
(a) Summary of acquisitions (continued)
•	In April 2011, the Group purchased certain assets and the business of Thomas Metals Group, LLC. This business is a ferrous and non-ferrous scrap processor located in Tulsa, Oklahoma in the United States.
•	In May 2011, the Group purchased the issued capital of Dunn Brothers (1995) Limited. This business is a ferrous and non-ferrous scrap processor with various locations throughout the United Kingdom.
Had the above acquisitions occurred on 1 July 2010, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.
(b) Purchase consideration and assets and liabilities acquired
Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	105.3
Payments for contingent consideration on prior period acquisitions	4.6
Cash acquired	(4.1)

Cash outflow for acquisitions	105.8

Assets and liabilities arising from current year acquisitions are as follows:

Fair
value
A$m
Cash	4.1
Trade and other receivables	24.4
Inventories	12.9
Property, plant and equipment (Note 12)	58.9
Deferred tax asset	0.1
Identified intangible assets (Note 14)	6.9
Trade and other payables	(32.3)
Borrowings	(30.1)
Current tax liabilities	(0.3)
Non-current payables	(1.2)
Deferred tax liability	(0.9)

Net assets acquired	42.5

Goodwill recognised from current year acquisitions is as follows:

A$m
Total cash consideration	105.3
Less: net assets acquired	(42.5)

Goodwill on acquisition	62.8

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together, contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Sims Metal Management Limited	Australia
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims Tyrecycle Properties Pty Ltd(iii)	Australia	0%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Simsmetal Properties QLD Pty Limited (formerly Sims Energy Pty Limited)	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Simsmetal Properties NSW Pty Limited (formerly Sims Manufacturing Pty Limited)	Australia	100%	100%
Sims Group Holdings 3 Pty Limited (formerly Simsmetal Executive Staff Superannuation Pty Limited)	Australia	100%	100%
Sims Superannuation Management Pty Limited(iii)	Australia	0%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Simsmetal Staff Equity Pty Limited(iii)	Australia	0%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Recycling Solutions Holding Austria GmbH(ii)	Austria	100%	0%
Sims Recycling Solutions Anteilsverwaltung Austria GmbH(ii)	Austria	100%	0%
Sims metrade GmbH(ii)	Austria	100%	0%
Sims Recycling Solutions NV	Belgium	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Sims Group Canada Holdings Limited	Canada	100%	100%
ErgoTrade d.o.o.(ii)	Croatia	100%	0%
Sims Lifecycle Services s.r.o.(ii)	Czech Republic	100%	0%
Sims Recycling Solutions SARL	France	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Lifecycle Services GmbH (formerly Sims Technorecycle GmBH)	Germany	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Metal Management China Holdings Limited(ii)	Hong Kong	100%	0%
Sims Lifecycle Services Kft(ii)	Hungary	100%	0%
Trishyiraya Recycling India Private Limited	India	100%	100%
TIC Group India Private Limited (ii)	India	100%	0%
Sims Group Mauritius Limited	Mauritius	100%	100%
Mirec BV	Netherlands	100%	100%
Sims Recycling Solutions Coöperatief B.A.	Netherlands	100%	100%
Sims Lifecycle Services BV(ii)	Netherlands	100%	0%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Simsmetal Industries Limited	New Zealand	100%	100%
PNG Recycling Limited	PNG	100%	100%
Device Polska Sp. z.o.o.(ii)	Poland	100%	0%
Sims Recycling Solutions Africa Pty Ltd	Republic of South Africa	100%	100%
Sims Recycling Solutions Pte. Ltd.	Singapore	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Cooper Metal Recycling Limited(ii)	UK	100%	0%
Dunn Brothers (1995) Limited(ii)	UK	100%	0%
Sims Recycling Solutions Inc.	USA	100%	100%
Sims Recycling Solutions Holdings Inc.	USA	100%	100%
Global Investment Recovery, Incorporated	USA	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co., LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management, Inc.	USA	100%	100%
MM Metal Dynamics Holdings, Inc.	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest, Inc.	USA	100%	100%
CIM Trucking, Inc.	USA	100%	100%
Metal Management Indiana, Inc.	USA	100%	100%
Metal Management Memphis, L.L.C.	USA	100%	100%
Metal Management Ohio, Inc.	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh, Inc.	USA	100%	100%
Metal Management Aerospace, Inc.	USA	100%	100%
Metal Management West Coast Holdings, Inc.	USA	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Metal Management West, Inc.	USA	100%	100%
Metal Management Arizona, L.L.C.	USA	100%	100%
Proler Southwest GP, Inc.	USA	100%	100%
Metal Management Proler Southwest, Inc.	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama, Inc.	USA	100%	100%
Metal Management Mississippi, Inc.	USA	100%	100%
Naporano Iron & Metal, Inc.	USA	100%	100%
Metal Management Northeast, Inc.	USA	100%	100%
SMM New England Corporation (formerly Metal Management Connecticut, Inc.)	USA	100%	100%
New York Recycling Ventures, Inc.	USA	100%	100%
Metal Management New Haven, Inc.	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures, LLC	USA	100%	100%

(i) These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.
(ii) These subsidiaries were acquired or incorporated during the year.
(iii) These subsidiaries were de-registered during the year
The voting power held in each subsidiary is proportionate to the equity holdings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)
Deed of Cross Guarantee (DCG)
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings, and a consolidated statement of financial position for the Closed Group.

	2011	2010
	A$m	A$m
(i) Condensed income statement
Profit before income tax	49.4	40.6
Income tax expense	(10.8)	(12.5)

Profit after tax	38.6	28.1

(ii) Statement of comprehensive income
Profit after tax	38.6	28.1
Other comprehensive income:
Changes in the fair value of derivatives held as cash flow hedges, net of tax	1.7	(0.7)
Actuarial gain/(loss) on defined benefit plans, net of tax	0.9	(0.6)
Exchange differences on translation of foreign operations, net of tax	(0.4)	(0.9)

Other comprehensive income/(loss) for the year, net of tax	2.2	(2.2)

Total comprehensive income for the year	40.8	25.9

(iii) Summary of movements in retained earnings
Balance at 1 July	154.5	166.2
Transfer to reserves	-	(0.6)
Profit for the year	38.6	28.1
Actuarial gain/(loss) on defined benefit plan, net of tax	0.9	(0.6)
Dividends provided for or paid	(71.5)	(38.6)

Balance at 30 June	122.5	154.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	2011	2010
Deed of Cross Guarantee (continued)	A$m	A$m
(iv) Statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.9	16.5
Trade and other receivables	455.6	385.5
Inventory	136.3	137.4
Other financial assets	3.5	-

Total current assets	612.3	539.4

Non-current assets
Receivables	4.5	2.0
Investments accounted for using the equity method	21.2	19.9
Other financial assets	2,510.9	2,502.7
Property, plant and equipment	118.8	103.0
Deferred tax assets	36.2	22.0
Goodwill	24.7	14.9
Intangible assets	2.5	0.4

Total non-current assets	2,718.8	2,664.9

Total assets	3,331.1	3,204.3

LIABILITIES
Current liabilities
Trade and other payables	237.5	143.1
Other financial liabilities	-	4.0
Current tax liabilities	15.2	25.3
Provisions	16.0	9.7

Total current liabilities	268.7	182.1

Non-current liabilities
Borrowings	28.0	-
Deferred tax liabilities	18.0	9.5
Provisions	2.4	7.0
Retirement benefit obligations	0.9	4.0

Total non-current liabilities	49.3	20.5

Total liabilities	318.0	202.6

Net assets	3,013.1	3,001.7

EQUITY
Contributed equity	2,817.9	2,795.2
Reserves	72.7	52.0
Retained earnings	122.5	154.5

Total equity	3,013.1	3,001.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities
(a) Carrying amounts of associates and jointly controlled entities

Name of associate or jointly	Country of
controlled entity	incorporation	Ownership interest %		Carrying amount
				2011	2010
		2011	2010	A$m	A$m
SA Recycling LLC	USA	50	50	259.9	314.3
Metal Management Nashville, LLC	USA	50	50	10.0	14.0
Rondout Iron & Metal LLC	USA	50	50	0.7	0.9
Richmond Steel Recycling Limited	Canada	50	50	18.2	19.8
LMS generation Pty Ltd	Australia	50	50	21.2	19.9
Australia Refined Alloys Pty Limited	Australia	50	50	-	-
ITL Logistics GmbH	Germany	34	-	-	-
Extruded Metals (New Zealand) Limited	New Zealand	33	33	0.3	0.6

				310.3	369.5

(b) Movements in carrying amounts

	2011	2010
	A$m	A$m
Balance at 1 July	369.5	400.2
Share of profit before tax	27.1	17.5
Associates’ share of income tax expense	(1.4)	(2.4)
Accretion of deferred gain to equity accounted profit	2.4	2.7
Dividends received	(15.8)	(19.6)
Return of capital from jointly controlled entities	-	(0.4)
Purchase of remaining 50% interest in Port Albany	-	(5.6)
Impairment of investment in Metal Management Nashville LLC	-	(5.7)
Foreign exchange differences	(71.5)	(17.2)

Balance at 30 June	310.3	369.5

(c) Share of associates’ and jointly controlled entities’ profit

Profit before income tax	29.5	14.5
Associates’ share of income tax expense	(1.4)	(2.4)

Profit after income tax recognised in equity accounted investment	28.1	12.1
Jointly controlled entities’ income tax[1]	(10.1)	(2.4)

Associates’ and jointly controlled entities’ profit after tax	18.0	9.7

[1] The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities (continued)
(d) Port Albany
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain in the year ended 30 June 2010 calculated as follows:

A$m
Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

(e) Summarised financial information of associates and jointly controlled entities

	2011	2010
Group’s share of assets and liabilities	A$m	A$m
Current assets	102.4	104.0
Non-current assets	236.3	289.8

Total assets	338.7	393.8

Current liabilities	32.7	30.0
Non-current liabilities	74.7	100.0

Total liabilities	107.4	130.0

Net assets	231.3	263.8

	2011	2010	2009
Group’s share of revenue, expenses and results	A$m	A$m	A$m
Revenues	774.3	596.3	814.2
Expenses	(747.2)	(578.8)	(756.6)

Profit before income tax	27.1	17.5	57.6

(f) Contingent liabilities and capital commitments
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities (continued)
(g) Jointly controlled operations
The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2011	2010
	A$m	A$m
Current assets	16.6	17.0
Non-current assets	6.9	6.9

Total assets	23.5	23.9

Current liabilities	17.4	18.9
Non-current liabilities	0.2	0.1

Total liabilities	17.6	19.0

Net assets	5.9	4.9

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.
Note 30 – Related party transactions
(a) Key management personnel
Disclosures relating to key management personnel are set out in Note 25.
(b) Outstanding loans or balances arising from transactions with related entities
There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.
(c) Transactions with related parties

	2011	2010
	A$m	A$m
Superannuation contribution to superannuation funds on behalf of employees	20.4	21.0
(d) Transactions with associates and jointly controlled entities

	2011	2010	2009
	A$m	A$m	A$m
Sales	82.2	85.0	70.7
Purchases	980.6	764.2	1,139.6
Management fees and commissions	2.7	10.7	11.5
Other costs	0.1	0.2	0.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 30 – Related party transactions (continued)
(e) Outstanding balances arising from transactions with associates and jointly controlled entities

	2011	2010
	A$m	A$m
Current receivables	6.4	4.0
Current payables	39.0	42.1
(f) Terms and conditions
The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.
Note 31 – Parent entity financial information
The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (“SGAHL”) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations at the time, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of SGAHL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(a) Summary financial information

	2011	2010
	A$m	A$m
Statement of financial position:
Current assets	53.5	20.4
Total assets	4,285.2	4,252.1

Current liabilities	71.3	75.6
Total liabilities	72.0	77.5

Shareholders’ equity:
Contributed equity	4,138.6	4,115.9
Reserves	71.9	53.7
Retained earnings	2.7	5.0

Total equity	4,213.2	4,174.6

Profit/(loss) for the year	67.6	(1.0)

Total comprehensive income/(loss)	67.6	(1.0)

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 31 – Parent entity financial information (continued)
(b) Guarantees entered into by the parent entity
The Parent has not provided financial guarantees for which a liability has been recognised in the Parent’s statement of financial position.
The Company and certain of its subsidiaries have given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Company as at 30 June 2011 and 2010 were A$60.1 million and A$39.9 million, respectively
On 31 March 2011, the Company provided a guarantee for its proportional share of a lease obligation of a jointly controlled entity of the Group. The Company’s proportional amount of the lease obligation remaining as at 30 June 2011 was A$16.1 million.
The Company is party to a number of financing facilities and a Deed of Cross Guarantee under which it guarantees the debts of a number of its subsidiaries. Refer to Notes 16 and 28 for details.
(c) Lease commitments

	2011	2010
	A$m	A$m
Not later than one-year	1.7	2.1
Later than one-year, but not later than three-years	3.4	4.3
Later than three-years, but not later than five-years	3.6	4.4
Later than five-years	38.8	51.2

Total lease commitments not recognised as liabilities	47.5	62.0

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.
Note 32 – Cash flow information
(a) Reconciliation of cash
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	2011	2010
	A$m	A$m
Cash at bank and on hand	165.5	132.2
Short-term deposits	-	0.1

Cash and cash equivalents	165.5	132.3

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate its fair value.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 32 – Cash flow information (continued)
(b) Reconciliation of profit/(loss) for the year to net cash inflow/(outflow) from operating activities

	2011	2010	2009
	A$m	A$m	A$m
Profit/(loss) for the year	192.1	126.7	(150.3)
Depreciation and amortisation	130.6	143.9	170.8
Unrealised (gain)/loss on held for trading derivatives	(1.2)	(3.7)	10.3
Impairment of goodwill	-	-	191.1
Impairment of property, plant and equipment	-	14.5	10.0
Impairment of intangible assets	-	0.9	-
Net gain on disposal of non-current assets	(1.3)	(3.0)	(0.9)
Loss on sale of subsidiaries	-	-	2.6
Share-based payments	15.7	16.9	9.3
Gain on sale of other financial assets	(11.0)	-	-
Non-cash pension expense	1.0	1.5	1.6
Non-cash compensation	-	-	0.8
Negative goodwill recognised on acquisition	-	-	(0.4)
Equity accounted profit net of dividends received	(13.7)	5.1	(16.7)
Gain on acquisition of Port Albany Ventures LLC	-	(8.7)	-
Other	0.8	(0.3)	0.2
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(91.9)	(240.7)	492.8
(Increase)/decrease in inventories	(322.7)	(339.6)	543.4
(Increase)/decrease in prepayments	(3.7)	(2.8)	1.7
Increase/(decrease) in provisions	12.4	(7.7)	(10.2)
Increase/(decrease) in income taxes	13.4	106.8	(194.8)
(Decrease)/increase in deferred taxes	(22.4)	(11.1)	38.8
Increase/(decrease) in trade and other payables	260.5	153.8	(545.7)

Net cash inflow/(outflow) from operating activities	158.6	(47.5)	554.4

(c) Non-cash investing and financing activities
(i) During the year ended 30 June 2011, dividends of A$19.1 million (2010: A$9.2 million; 2009: A$26.6 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.
(ii) During the year ended 30 June 2011, proceeds from the sale of land of A$5.6 million had not been received in cash at the end of the reporting period.
Note 33 – Events occurring after the reporting period
In July 2011, the Group purchased certain assets and the business of Goldman Metals, Inc. This business is a ferrous and non-ferrous scrap processor located in New Bern, North Carolina in the United States. The purchase price was not material to the Group.