Form 20-F
period 2012-06-30
Sims Metal Management Ltd
filed 2012-10-12
CIK 928366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2012:

204,816,794 Ordinary Shares

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

☐ Yes     ☑ No

EXPLANATORY NOTE

Sims Metal Management Limited is a corporation incorporated in the State of Victoria, Australia. In this annual report, references to “we,” “us,” “our,” “Group,” “Company,” or “Sims” means Sims Metal Management Limited and its consolidated subsidiaries and references to the “Board” means the Company’s board of directors.

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

In this annual report, references to “tonnes” are to metric tonnes, which is equivalent to 1,000 kilograms or 2,204.623 pounds.

Our principal executive offices are located at 110 Fifth Avenue, Suite 700, New York, New York 10011 and our telephone number is (212) 604-0710. Our registered office is located at Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32—34 Lord Street, Botany, New South Wales, Australia 2019. The telephone number of the registered office is (61 2) 8113 1600.

On March 14, 2008, we acquired Metal Management, Inc., or Metal Management, through a merger transaction in which the shareholders of Metal Management received American Depositary Shares, or ADSs, representing Sims ordinary shares. Where this annual report provides information for dates prior to March 14, 2008, such information does not include the historical information of Metal Management.

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

Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following:

•	the impact of weak global economic conditions in the aftermath of the global financial crisis;

•	adverse changes in economic or political policies in China;

•	cyclicality and volatility in the metal recycling and steel industries;

•	exposure to changes in commodity prices, currency exchange rates and interest rates;

•	increases in steel imports into the United States or other significant market regions;

•	continued availability of bank financing and the ability to access the capital markets and/or obtain capital on favorable terms;

•	reduction in steel scrap demand due to a significant increase in the use of scrap substitute materials by consumers of processed recycled ferrous metal;

•	availability of adequate sources of material supply;

•	risks associated with implementing technology into our business;

•	risks of global operations, including international hostilities and terrorism and risks arising from non-compliance with the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws;

•	risks associated with severe weather, natural disasters and climate conditions;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the stringent laws, regulations and permit and license requirements to which our operations are subject;

•	the risk of failing to integrate acquisitions successfully;

•	the risk that we may not realize the anticipated benefits of our joint ventures or our strategic investments with third parties;

•	the risk of excess automobile shredding capacity;

•	the loss of export sales to markets outside of Australia, the United States and the United Kingdom due to changes in trade regulations or otherwise;

•	competition from containerized recycled metal exports;

•	exposure to customer credit risks with counterparties;

•	the loss of senior executive employees or managers;

•	the risk of labor disputes and risk of serious injury or death to our employees;

•	the potential for the impairment of goodwill and other identified intangible or other long-lived assets and other financial and accounting issues;

•	existing and future litigation;

•	risks of incurring uninsured losses or losses above our insurance policies coverage limits;

•	significant influence of our largest shareholder over transactions requiring shareholder approval;

•	the loss of foreign private issuer status; and

•	risks to our shareholders of not being afforded the same corporate governance compliance protection as NYSE-listed companies without foreign private issuer status.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The following table presents selected consolidated financial data for the five fiscal years ended June 30, 2012, and as at the respective fiscal year ends. The data presented below have been derived from our audited consolidated financial statements.

In reading the selected financial data, please note that on March 14, 2008, we acquired Metal Management and its results are included only for the final 3.5 months in fiscal 2008. You should read our selected financial data in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in Item 18 of this annual report.

	As of and for the fiscal years ended June 30,
	2012	2011	2010	2009	2008
	(in A$ millions, except per share data)
Income statement data:
Revenue	9,042.3	8,852.9	7,458.5	8,641.0	7,670.5
Impairment of goodwill and other intangibles	(557.6)	—	(0.9)	(191.1)	(3.3)
(Loss)/profit before income tax	(536.0)	275.8	192.1	(124.8)	656.4
(Loss)/profit after tax	(521.4)	192.1	126.7	(150.3)	440.1

Basic (loss)/earnings per share (cents)[1]	(253.3)	93.9	64.9	(82.5)	309.3
Diluted (loss)/earnings per share (cents)[1]	(253.3)	93.3	64.5	(82.5)	306.3
Dividends declared per share (cents)	45.0	35.0	20.0	103.0	115.0
Dividends declared per share (US cents)[2]	42.7	33.1	16.3	63.1	102.6

Weighted average number of shares outstanding[1]	205.8	204.6	195.3	182.2	142.3
Weighted average number of diluted shares outstanding[1]	205.8	206.0	196.5	182.2	143.7

	As of and for the fiscal years ended June 30,
	2012	2011	2010	2009	2008
	(in A$ millions, except per share data)
Statement of financial position data:
Total assets	3,620.0	4,179.8	4,239.7	3,808.6	4,646.5
Borrowings	343.6	291.7	117.2	175.1	398.4
Total liabilities	1,225.6	1,259.3	960.9	949.6	1,812.6
Total equity	2,394.4	2,920.5	3,278.8	2,859.0	2,833.9

[1]

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

Exchange Rate Data

The following tables sets forth, for the periods and dates indicated, certain information regarding the rates of exchange between the US dollar and the Australian dollar. The information is expressed in US dollars per Australian dollar and is based on noon buying rates in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The average rate for a fiscal year means the average of the exchange rates on the last day of each month during that fiscal year. The noon buying rate on October 5, 2012 was US$1.0218 = A$1.00.

Average Rate
For the fiscal year ended June 30:
2012	1.0388
2011	0.9997
2010	0.8837
2009	0.7423
2008	0.9042

	Highest Rate	Lowest Rate
For the month ended:
September 2012	1.0561	1.0195
August 2012	1.0591	1.0301
July 2012	1.0522	1.0131
June 2012	1.0236	0.9688
May 2012	1.0345	0.9709
April 2012	1.0447	1.0255

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

Risks Related to the Global Economy and Our Industry

Weak global economic conditions in the aftermath of the global financial crisis have had, and may continue to have, an adverse impact on our results of operations and financial condition.

Our operations and performance depend significantly on global economic conditions. The global financial markets have experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. In addition, some observers have expressed concern regarding the sustainability of the European Monetary Union and its currency, the euro, in their current form. These conditions and other disruptions to international credit markets and financial systems have caused a loss of investor confidence and resulted in widening credit spreads, increased credit losses and tighter credit conditions. Despite aggressive measures taken by certain governments and central banks, economic recovery has been slow. A significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession.

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

Changes in economic and political policies of the government of China could reduce overall economic growth in China, which could have a material adverse effect on our results of operations and financial condition.

China has become the largest consumer of commodities in the world and represents an important market for our products. Accordingly, our results of operations and financial condition depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. Any future actions and policies adopted by the Chinese government could materially affect the Chinese economy and slow the growth of the demand for commodities in China, which could materially and adversely affect our business.

China is the largest consumer in the world market for steel making raw materials and is the world’s largest producer of steel. China is currently one of the largest importers of scrap metals. However, as the economy in China continues to grow and expand, China ultimately could become a net exporter of scrap metals, which may impact future demand for our products from China. There can be no assurance that reduced demand from China could be offset by new demand from other markets. There also may be an adverse impact on demand for our products in China if China’s economy were to slow as a consequence of financial tightening, a banking crisis, social unrest, or other circumstances. There are recent economic indications, including commentary from the Chinese government that the rate of growth in China has begun to slow.

The metal recycling industry historically has been, and is expected to remain, highly cyclical and highly competitive and, in the past, has been subject to significant fluctuations in scrap metal prices as well as rapid changes in supply and demand, which could have a material adverse effect on our results of operations and financial condition.

Scrap metal prices and scrap intake are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain highly cyclical, and our operations, specifically, are expected to be highly cyclical in nature. Scrap metal prices in global markets fell sharply during various periods in fiscal 2012 due to a collapse in demand, the effect of which was exacerbated by excess capacity in the industry. The decline in prices during this period adversely affected the results of scrap metal companies, including us, resulting in lower revenues and write-downs of inventories to net realizable value. As a consequence of the lingering effect of the global financial crisis on our business, we have continued to encounter significant volatility in scrap metal pricing and demand. Our business conditions in our largest market, North America, remain challenging.

Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Recovery of inbound volumes likely will depend on a broad recovery from the current weak global economic conditions, although the length and nature of business cycles affecting the scrap metal industry historically have been unpredictable. We believe that constrained consumer spending in durable items such as automobiles and white goods has contributed greatly to reduced intake. Tight supplies of raw materials and increased competition have compressed our margins, particularly in North America and the UK. Additionally, if we were to experience a protracted downturn in scrap metal prices, this would adversely affect our results of operations and financial condition, including, possible losses arising from write-downs of inventories and long-lived assets such as property, plant and equipment, investments and intangible assets. We experienced a protracted downturn in scrap metal prices during the end of the first and second halves of fiscal 2012, which adversely impacted our operating results and led to a write-down of goodwill.

Fluctuations in commodity prices could have a material adverse effect on our results of operations and financial condition and our inventory positions could be exposed to falling markets.

We are exposed to commodity price risk during periods in which we have title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond our control. In an increasing price environment for the purchase of raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for sales of processed recycled metal, we may not have the ability to fully recoup the cost of raw materials that we procure, process and sell to our customers. New entrants into our markets could result in higher purchase prices for raw materials and lower margins from our recycled metal. We are unable to hedge positions in certain commodities, such as recycled ferrous metal. While certain hedging products for ferrous materials have recently been introduced to the market, they are unsuitable for our needs because of limited trading in these contracts. We will continue to monitor the development of these products as we pursue strategies to minimize risk and exposure on our ferrous products. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could adversely impact our operating and financial performance. We operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any time, our global trading business may have a material number of “open” or “at risk” trading positions. To the extent that markets move in an adverse direction and we have not covered our position, this will have an adverse impact on our results of operations and financial condition.

Similarly, with our scrap metal inventory positions, we may have significant unsold positions during periods of falling prices that could adversely impact our results of operations and financial condition. Additionally, our electronics recycling business can own significant inventories at its smelter customers awaiting assay results for extended periods of time during which prices could decline. We mitigate this risk somewhat by entering into forward commodity hedges.

Developments in the steel industry could have a material adverse effect on our results of operations and financial condition.

The scrap metal industry, and our business specifically, may also be adversely affected by increases in steel imports into the United States, or the US, or other significant market regions, such as Australia and the United Kingdom, or the UK, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, the scrap metal industry, and our business specifically, could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal. In recent years, certain steel manufactures have vertically integrated into the scrap metal recycling industry. This has reduced domestic demand for scrap metal in our markets and has increased our focus and reliance on export markets.

Volatility and disruption of credit and equity markets may impede or prevent our ability to access the capital markets in the future and/or obtain capital on favorable terms.

In recent years, the credit and equity markets of both mature and developing economies experienced extraordinary volatility, asset erosion and uncertainty. While those conditions did not impair our ability to access credit and equity markets to finance our operations and fund our expansion, there can be no assurance that there will not be another deterioration in the capital markets that could restrict our access to such markets. If conditions in the credit and equity markets deteriorate, we may not always be able to access the capital markets when required, or to access them on acceptable terms, to obtain funding needed for expansion or operation of our business in furtherance of our strategic plan. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our credit facilities. If we are unable to obtain needed capital in a manner and on terms acceptable to us, that condition may limit our growth initiatives or require us to take other actions that could adversely affect our business, results of operations and financial condition.

A significant increase in the use of substitute materials by consumers of processed recycled ferrous metal could reduce demand for our products.

During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. During such periods, the relative scarcity of recycled ferrous metal, particularly prime or industrial grades, provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets, to gain market share. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are developing technologies to produce recycled ferrous metal substitutes. If their efforts are successful, they could become significant competitors and could adversely affect our results of operations and financial condition.

The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply and scrap flows, which have been adversely impacted by weak economic conditions in the US, the UK and elsewhere.

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

Technology is increasingly important in our industry. While we have made significant investments into proprietary systems, our competitors are developing different approaches to similar technologies. The technology we have most recently implemented relates to downstream systems intended to increase the recovery of non-ferrous metals generally and copper wire in particular from our shredding systems as well as increased recovery of plastics and glass from electronics processing. Competitors may develop better technologies which could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to risks and uncertainties relating to international conflicts and terrorism.

Due to the extensive diversification of our international operations and significant presence on ports, we are subject to a higher level of risk than some other companies relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. Our international operations include sales in developing countries, which may be more likely than developed countries to be affected by international conflicts and terrorism. Risks of this type may affect facilities owned or operated by us or facilities of our suppliers or customers. In addition, risks of this type may affect port facilities or other transportation infrastructure owned or used by us in the operation of our business. During international conflicts, there could be severe limitations imposed on intercontinental shipments of materials, which could have a material adverse effect on our results of operations and financial condition.

Severe weather, natural disasters and climate conditions could have a material adverse effect on our overall business.

Our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters. If natural disasters were to directly damage or destroy our facilities, they could disrupt our operations, delay shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. This risk is somewhat mitigated by the geographical diversification of our operations. In fiscal 2011, our operations in Queensland, Australia were impacted by severe flooding, certain of our operations in New Zealand were impacted by earthquakes, and certain of our operations in North America were impacted by flooding around the Mississippi River.

Risks Related to Regulation

Our operations are subject to extensive governmental regulation in each of the jurisdictions in which we operate.

In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, metal theft, transportation activities, international trade, and other matters. We may be required to make significant expenditures and to devote substantial management time and attention in order to operate our business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require us to make significant additional expenditures or to change our business practices. For example, as a result of changes to the Australian Corporations Act, which came into effect on July 1, 2011, shareholders have the opportunity to vote on the remuneration report in our home annual report. While this vote is advisory only and non-binding, a vote against the remuneration report by at least 25% of the shareholders at successive annual general meetings would result in a further resolution being put to shareholders at the second of those annual general meetings that a further meeting be held at which the entire existing board (other than the managing director) be subject to reelection. Any change to our Board may cause disruption to the operation of our business or cause investor concern.

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

The nature of our business, and previous operations by others at facilities currently or formerly owned or operated or otherwise used by us, exposes us to risks of claims under environmental laws and regulations, especially for the remediation of soil or groundwater impacts. From time to time, we may be required to make material expenditures for remedial activities or capital improvements with regard to sites currently or formerly owned or operated or otherwise used by us.

Environmental statutes and regulations have changed rapidly in recent years by requiring greater and more expensive protective measures. Thus, it is possible that we will be subject to even more stringent environmental standards in the future. For example, in many jurisdictions in which we operate, there is actual or potential regulation and or legislation relating to the removal of mercury-containing devices, e.g., mercury switches from automobile hulks that are purchased and processed by us. Legislation or regulations that may be enacted in the future cannot be presently known and neither can the effects, if any, that any such law or regulation could have on our business. For these reasons and others, the future capital expenditures that we may have to make for pollution control equipment, remediation or other initiatives cannot be accurately predicted. However, it is generally expected that environmental standards will become increasingly more stringent over time and the expenditures necessary to comply with those heightened standards will correspondingly increase.

Because companies in the metal recycling industry have the potential for discharging wastes or other regulated materials into the environment, in any given year, a significant portion of our capital expenditures could be related, directly or indirectly, to pollution control or environmental remediation.

In addition, some products we sell, or have sold in the past, are subject to electronics recycling legislation in certain jurisdictions or other legislation regulating certain aspects of the materials used in and the manufacturing or design of the product. Many jurisdictions also are considering similar legislation that may impact products we sell or have sold. These laws could have a material adverse impact on our results of operations and financial condition.

We are required to maintain, and to comply with, various permits and licenses to conduct our operations. Failure to maintain, or violations of, any permit or license, if not remedied, could result in us incurring substantial fines, suspension of operations or closure of a site. Further, our metal recycling operations are conducted primarily outdoors and, as such, depending on the nature of the ground cover, such outdoor operations will involve the risk of releases of wastes and other regulated materials to the soil and possibly to surface water or groundwater. As part of our continuous improvement programs, we expect to incur costs to improve environmental control systems. Additionally, there are requirements to possess permits and licenses that are necessary to sell and ship scrap metal into certain markets and if we were unable to renew such licenses or permits, our ability to market scrap metals in certain jurisdictions could be impacted and negatively affect our results of operations and financial condition.

Our operations are subject to stringent laws, regulations and permit and license requirements related to the purchase of scrap materials.

We are subject to comprehensive statutory and regulatory requirements at several levels of government relating to, among others, the purchase of scrap materials and protections that such materials were not previously stolen when purchased.

The nature of our business exposes us to risks of claims that we had purchased stolen materials or did not follow proper legal requirements to protect against such purchase.

We are required to maintain and comply with various permits and licenses to conduct our operations with respect to the purchase of scrap materials. Failure to maintain, or violations of, any permit or license, if not remedied, could result in us incurring substantial fines, suspension of operations or closure of a site.

Regulation of greenhouse gas emissions and climate change issues may adversely affect our operations and markets.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. In July 2012, the Australian government introduced a carbon tax at A$23 per tonne, rising 2.5% annually plus inflation, after which it will transition to a cap-and-trade scheme with permits bought on the free market, but subject to a floor and ceiling price. While our Australian operations currently are not subject to the carbon tax, we would be impacted if the price of energy increased as the cost of the carbon tax generally is passed on by our energy suppliers. In addition, if we were to become subject to the carbon tax in Australia, we would incur additional capital and operating costs to comply with such legislation including the acquisition of emissions allowances to continue operating.

In April 2010, the UK government introduced the CRC Energy Efficiency Scheme, or the CRC Scheme, which subsequently was amended in February 2011 and became effective on April 1, 2011. The CRC Scheme applies to organizations whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC Scheme was calendar year 2008). Our UK operations are captured under the CRC Scheme and we have acquired the necessary carbon offset allowances under the CRC Scheme at a cost of £12/tonne of CO2 emissions. The cost of these allowances presently are controlled and sold by the UK government, but the intention is that these will be supplied through a carbon trading scheme, which could see the cost of allowances increase in line with market forces. However, the CRC Scheme has come under considerable criticism, including that it has been overly bureaucratic in practice, and currently it is under review by the UK government.

In 2007, the US Supreme Court ruled that the US Environmental Protection Agency, or the USEPA, was authorized to regulate carbon dioxide emissions under the US Clean Air Act. Subsequently, the USEPA issued the Mandatory Reporting of Greenhouse Gases Rule, which requires large sources and suppliers in the US to report greenhouse gas (GHG) data at a facility located in the US if the levels of GHG emissions at such facility exceed certain threshold levels. In 2011, the US Supreme Court also ruled that the authority to regulate carbon dioxide emissions is limited to the USEPA under the US Clean Air Act and does not extend to the US states.

International treaties or agreements also may result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. Any such regulation will likely result in increased future energy and compliance costs and may result in increased future capital expenditures. From a medium and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate.

The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances, such as increased water levels. These effects may adversely impact the cost and financial performance of our operations.

In some instances, our operations generate waste that is required to be treated and destroyed. Generally, the waste generated by our operations is disposed of or reused in landfill applications, in each case, in accordance with applicable environmental laws.

Our metal recycling operations produce significant amounts of waste. Currently, the vast majority of our waste streams are classified as non-hazardous and are commonly used for beneficial uses in landfill applications, such as daily landfill cover material and engineering applications. Less than 0.1% of our waste streams are classified as hazardous, which are heavily regulated. With respect to such hazardous waste, we are required to pay to have it treated and destroyed in accordance with applicable laws.

We operate shredders for which the primary feedstock is automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of non-metallic material, commonly referred to as shredder fluff or automobile shredder residue, or ASR, which constitutes the remnant material after the separation of saleable ferrous and non-ferrous metals. Environmental regulations in countries in which we operate require us to test ASR to determine if it is to be classified as hazardous waste before disposing of it off-site in permitted landfills or beneficially reusing it as alternate daily landfill cover material. Our other waste streams in the US and other countries in which we operate are subject to similar requirements. Additionally, we employ significant source control programs to ensure, to the fullest extent possible, that prohibited hazardous materials do not enter our raw materials stream. However, we cannot be assured that such materials will be successfully removed from our source streams and resultant recycling waste streams. As a result, our waste streams may, from time to time, be classified as hazardous waste in which case we may incur higher costs for disposal of these waste streams

Environmental assessments, conducted by independent environmental consulting firms, of certain of our operating sites have revealed that some soil impacts, potentially including impacts associated with various metals, petrochemical by-products, waste oils, polychlorinated biphenyls, which are referred to as PCBs, and volatile organic compounds are, or may be, present at varying levels. It is likely that such impacts at varying levels may exist at some of the sites and it is expected that some of these sites could require investigation, monitoring and remediation in the future. The costs of such remediation could be significant. The existence of such impacts at some of our facilities potentially could require us to incur significant costs to remediate and could materially adversely affect our ability to sell those properties.

We may have potential environmental investigation and cleanup liabilities.

Certain of our US subsidiaries have received notices from the USEPA, US state agencies or third parties that they have been identified as potentially responsible for the cost of investigation and cleanup of landfills or other sites where our US subsidiary’s material was shipped or was otherwise released. In most cases, many other parties also are named as potentially responsible parties. The US Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA which is the US federal cleanup law, enables the USEPA and other entities to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites which pose or may pose serious threats to the environment or public health. In certain circumstances, a potentially responsible party may be held jointly and severally liable for the cleanup costs. In other cases, a responsible party may only be liable for a divisible share. Liability may be imposed even if the party shipped materials in a lawful manner at the time of shipment. Liability for investigation and cleanup costs can be significant, particularly in cases where joint and several liability may be imposed. The US Superfund Recycling Equity Act of 1999, which amended CERCLA, limits the exposure of metals recyclers for sales of recyclable material under certain circumstances. However, the recycling defense is subject to conducting reasonable care evaluations of current and potential consumers. Because CERCLA liability may be imposed retroactively on shipments that occurred many years ago, and because the USEPA and US state agencies still are discovering sites that present problems to public health or the environment, we cannot be assured that we will not become liable in the future for significant costs associated with investigation and remediation of CERCLA or US state cleanup sites.

Our operations present an inherent risk of serious injury, illness or death.

Because of the heavy industrial activities that are conducted at our facilities, there exists an inherent risk of serious injury or death to our employees or other visitors to our operations, notwithstanding the significant safety precautions that are taken by us. Our operations are subject to regulation by governmental agencies responsible for employee health and safety. We currently have in place policies and workplace strategies to minimize this risk to employees, contractors and other visitors to our facilities and, accordingly, to minimize the risk that we will incur government fines for violations of such regulations. We may, nevertheless, be unable to avoid material liabilities for any death, illness or injury that may occur in the future and these types of incidents may have a material adverse effect on our results of operations and financial condition.

We are subject to the US Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.

Each of the US Foreign Corrupt Practices Act, the recently enacted UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. These laws may require controls, policies and processes, including record-keeping practices, so that business is conducted without the influence of bribery and corruption. These anti-bribery laws often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply also may result in reputational damage. Our corporate policies mandate strict compliance with these laws. Given the high level of complexity of these anti-bribery laws, however, there is a risk that violations of these laws could occur in connection with our business operations. Any violation of these anti-bribery laws or allegations of such violations, whether or not merited, could result in a requirement for us to pay substantial penalties, result in disbarment from certain public procurement contracts and/or materially harm our reputation.

Risks Related to Our Business

Exchange rate fluctuations could have a material adverse effect on our results of operations and financial condition.

We are exposed to movements in currency exchange rates in the countries in which we operate. Although our reporting currency is the Australian dollar, we have significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular US dollars, British pounds and euros. These assets, liabilities and earnings, therefore, are exposed to fluctuations in exchange rates between these currencies and the Australian dollar. In general, an appreciation of the Australian dollar against another currency, and most particularly the US dollar, would adversely affect our results of operations, while a depreciation of the Australian dollar against another currency, and most particularly the US dollar, would have a favorable impact. Further depreciation of the euro against the US dollar can reduce the attractiveness of scrap metals from the US to export markets and would be expected to limit demand from our key market.

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

If we fail to integrate acquisitions successfully, this could adversely affect our business and results of operations.

As part of our growth strategy, we acquire companies, from time to time, that we believe will expand, complement and/or diversify our business. In recent years, we have expanded aggressively, particularly in the US. In fiscal 2012, by way of example, we acquired 13 companies. Realization of the anticipated benefits of an acquisition will depend, among other things, upon our ability to integrate the acquired business successfully with our other operations and gain greater efficiencies and scale that will translate into reduced costs in a timely manner. However, there can be no assurance that an acquisition we may make in the future will provide the benefits anticipated when entering into the transaction. Acquisitions we have made and potential future acquisitions may expose us to operational challenges and risks, including the diversion of management’s attention from our existing business, the failure to retain key personnel or customers of an acquired business, and the potential impairment of acquired identifiable intangible assets, including goodwill. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify and acquire desirable businesses and successfully integrate any businesses acquired.

We may not realize the anticipated benefits of our joint ventures or our strategic investments in third parties.

From time to time, we make investments or enter into joint ventures with other entities as a means of entering into new markets. In addition to the current joint ventures and strategic investments, we may enter into similar joint ventures or make other investments when proper opportunities occur. Risks related to our existing and future joint ventures and strategic investments include:

•	the potential for disagreement with our joint venture partner(s) or other investors, as applicable, on how the venture or business investment should be managed and/or operated;

•

the potential for us to be unable to exercise adequate control over the management and operations of the companies in which we invested, or the potential for us to make major decisions without the consent of other joint venture partner(s) or other investors, as applicable; or

•	the potential for us to have different strategic objectives or business goals than our joint venture partner(s) or other investors, as applicable.

Any of these events could distract our management’s attention and result in us not obtaining the anticipated benefits of a joint venture or strategic investments. This, in turn, would negatively affect the performance of such joint venture or strategic investment and its contribution to our results of operations.

We may be negatively impacted by excess automobile shredding capacity.

There is excess automobile shredding capacity in the US and the UK. Consequently, industry participants have been required to reduce margin in order to gain incremental market share. This has arisen because we and our competitors expanded capacity just ahead of the supply constraints arising from weak global economic conditions. Our profitability, return on capital, and cash flows have been, and may continue to be, reduced by excess shredding capacity.

Changes in interest rates could have a material adverse effect on our results of operations and financial condition.

All of our borrowings have variable interest rates. It may not be possible for us to effectively hedge against changes in interest rates, or on an economically reasonable basis. Increases in market interest rates would increase our borrowing costs and could have a material adverse effect on our results of operations and financial condition.

The loss of export sales could have a materially adverse effect our results of operations and financial condition.

A significant portion of our recycled metal sales is exported to markets outside of Australia, the US and the UK, with significant sales to customers in China, Turkey and South Korea. If business opportunities in these markets were to decline significantly for any reason and alternative markets could not be found at comparable market prices, it would have a material adverse effect on our results of operations and financial condition. Other risks associated with our export business include, among other factors, political and economic factors, economic conditions in the world’s economies, changes in legal and regulatory requirements, purchases or exports of recycled metal, freight costs and customer collection risks. Any of these factors could result in lower export sales, which could have a material adverse effect on our results of operations and financial condition.

We are subject to competition from containerized recycled metal exports which can negatively affect our port operations and marketing programs.

We generate a significant portion of our earnings from the export of recycled metal. There has been an increasing recent trend of containers being used to export recycled metal. These containers are being used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators, principally in the Southwestern US, have been exporting significant quantities of recycled metal in containers in competition with us. The increasing competition from containerized recycled metal exports may reduce scrap intake to our yards and our gross margin on export sales, and accordingly, could have a material adverse effect on our results of operations and financial condition.

The commercial counterparties we transact with may not meet their obligations, which could have a material adverse effect on our results of operations and financial condition.

We enter into business arrangements with a large number of commercial and financial parties, including customers, suppliers and financial institutions. We generally do not enter into long-term contracts with our customers. In the past, certain of our customers have sought to terminate or modify their contracts on short notice without the payment of monetary or other penalties. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers or suppliers may fail to perform against existing contracts and obligations causing us to remarket our scrap and potentially realize lower prices and margins. These factors could have a materially adverse effect on our results of operations and financial condition.

Potential credit losses from significant customers could have a materially adverse effect on our results of operations and financial condition.

In connection with the sale of products (other than sales with letters of credit), we generally do not require collateral as security for customer receivables nor do we typically purchase credit insurance. We may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair our collection of those receivables. We sell scrap metals to steel mills and other consumers who may have difficulty refinancing maturing obligations because of unfavorable conditions prevailing in the global credit markets. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition. In fiscal 2012, we were required to establish a provision of A$4.4 million for an uncollectible accounts receivable as a result of a customer bankruptcy.

We rely in part on lines of credit from commercial banks to finance our operations. Our results of operations and financial condition would be materially adversely affected if we were unable to continue to have access to bank financing on acceptable terms.

As of June 30, 2012, the total amount available under our credit facilities was A$1,451.6 million, of which A$353.6 million was outstanding, resulting in A$1,098.0 million of additional borrowing availability under the facilities. Our borrowing availability is subject to limits from covenants as specified under the facilities. As of June 30, 2012, we had cash balances of approximately A$51.4 million. If these banking institutions were to fail or to otherwise become unable or unwilling to satisfy their obligations to us under our credit agreements, then these events would likely have a material adverse effect on our results of operations and financial condition. Furthermore, our credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the relevant lender and, due to the existence of cross default provisions among our various lenders, could result in the termination of all of our credit facilities. Should these events occur, then they would likely have a material adverse effect on our results of operations and financial condition. We are also subject to certain financial covenants under the credit facilities which are measured on a bi-annual basis. If we are unable to comply with such covenants, then such non-compliance would result in a deemed default under the facilities due to the aforementioned cross default provisions. Although we were in compliance with all of the financial covenants in our credit facilities as of June 30, 2012, due to the weak global economic conditions in the aftermath of the global financial crisis and its lingering effects on commodity markets, it is possible that we will be unable to continue to comply with our financial or other obligations under the credit facilities.

Our credit facilities mature between June 2014 and October 2015. There can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities, or on terms comparable to the terms of our existing credit facilities, could have a material adverse effect on our results of operations and financial condition.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our results of operations and financial condition.

Our operations depend heavily on the skills and efforts of our senior management team. In addition, we rely substantially on the experience of the managers of our businesses with regard to day-to-day operations. While we have employment agreements with certain members of our senior management team, we may be unable to retain the services of any of those individuals. The terms of the employment contracts with our Group Chief Executive Officer and Group Chief Financial Officer both expire on June 30, 2013, unless otherwise extended. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our results of operations and financial condition.

Our compensation plans incorporate a long-term incentive element that relates to our common stock. In recent years, due to the decline in our share price, this element of compensation has not been meaningful to employees and could adversely affect retention.

We may not be able to negotiate future labor contracts on favorable terms.

Many of our employees are represented by various labor unions. As the agreements with those unions expire, we may not be able to negotiate extensions or replacements of them or on terms favorable to us. From time to time, we may not be able to avoid strikes, lockouts or other labor actions. Any labor action resulting from the failure to reach an agreement with our unions could have a material adverse effect on our results of operations and financial condition.

Changes in assumptions underlying the carrying value of goodwill or other identifiable intangible assets, as a result of adverse market conditions, could result in an impairment of such assets and adversely affect our results of operations, the price of our securities and our ability to pay dividends.

In accordance with IFRS, we test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, or CGU, to which the goodwill relates. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use.

In fiscal 2012, the lingering effects of the global financial crisis led to the decline in our market capitalization and negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill for impairment. As a result, we recorded A$614.3 million of goodwill impairment charges in fiscal 2012. As of June 30, 2012, the balance of goodwill and other identifiable intangible assets were A$507.4 million and A$126.6 million, respectively. While a goodwill impairment charge was recorded in fiscal 2012, a change in any of the key assumptions used in measuring the fair value of our CGUs could have resulted in additional goodwill impairment. Refer to Note 13 of the consolidated financial statements included in Item 18 of this annual report for the potential impact from a change in any of the key assumptions that we used to measure goodwill impairment in fiscal 2012.

The metal recycling industry is highly cyclical and we are more likely than other companies in less cyclical industries to incur impairment losses due to variability in our earnings and cash flows. We may be required to record additional impairment charges relating to goodwill and other identified intangibles in future periods if the fair value of any of our CGUs declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our results of operations and financial condition.

We are exposed to the risk of legal claims and other liabilities that may have a material adverse effect on our results of operations and financial condition.

We are exposed to the risk of legal claims and other liabilities arising in connection with the operation of our business which could have a material adverse effect on our results of operations and financial condition. These claims and liabilities may include: (i) claims by employees or former employees relating to personal injury, compensation or employment law violations; (ii) environmental, land use and other claims arising out of the ownership or operation of our facilities; and (iii) disputes with customers, suppliers and other third parties. The nature of our business may expose us to a higher risk of legal claims and other liabilities than the typical company. In particular, metal recycling companies generally are exposed to higher risks of environmental claims and liabilities than companies in non-manufacturing industries. Also, employees working for a company in the metal recycling industry may be more likely to suffer workplace injuries than employees of companies in other industries, which exposes metal recycling companies to a higher risk of a claim by employees or former employees relating to personal injury than the typical company.

The resolution of claims and other liabilities may require us to pay material damages or other costs to third parties, including potentially punitive, exemplary or other special damages. The resolution of claims also may involve an extensive commitment of senior management’s time and attention, and may require changes in our business practices resulting in decreased revenues or profits or additional costs. Even if claims or other liabilities are resolved successfully, we may incur significant legal and other expenses in defending against such matters.

Our tax liabilities may substantially increase if the tax laws and regulations in the countries in which we operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which we operate are substantial and include value added taxes, excise duties, taxes on income (including profits and capital gains), payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our results of operations and financial condition. It is possible that taxing authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our results of operations and financial condition. We may face a significant increase in income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which we operate or treaties between those jurisdictions are modified in an adverse manner. This may adversely affect our results of operations and financial condition.

Our insurance policies provide coverage with limitations, potentially leaving us uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on our financial condition and results of operations. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices but we are not fully insured against all business risks. Our insurance policies cover physical loss or damage to property and equipment arising from a number of specified risks, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes and floods, also are covered. In addition, we maintain various other types of insurance, such as directors and officers liability insurance, workmen’s compensation insurance and marine insurance.

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

Notwithstanding the insurance coverage that we carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant insurance policy, or losses arising from events not covered by insurance policies, could adversely affect our results of operations and financial condition.

Risks Related to Our Ordinary Shares and ADSs

Our largest shareholder has significant influence over transactions requiring shareholder approval.

Mitsui Raw Materials Development Pty Limited holds approximately 18% of our outstanding ordinary shares and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, M. Paul Sukagawa is Mitsui’s designated representative director and Christopher J. Renwick is Mitsui’s designated independent director. Mitsui may have interests with respect to its investment in Sims that are different from, or in addition to, the interests of other holders of Sims ordinary shares or ADSs. The extent of Mitsui’s shareholding in our ordinary shares also could have the effect of discouraging offers to acquire control of Sims and may preclude holders of Sims ordinary shares or ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims.

If we were to lose our foreign private issuer status under the US federal securities laws, we would likely incur additional expenses associated with compliance with the US federal securities laws applicable to US domestic issuers.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to US domestic issuers. In order to maintain this status, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be owned of record, directly or indirectly, by non-residents of the US as we do not currently satisfy any of the additional requirements necessary to preserve this status. Currently, we believe that a majority of our ordinary shares are held by non-residents of the US. If we lost our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. If we were required to comply with the Exchange Act reporting requirements applicable to a US domestic issuer, our regulatory and compliance costs likely would be significantly higher than such costs we incur currently as a foreign private issuer.

Because we are a foreign private issuer, we are permitted by the listing requirements of the NYSE to rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

We intend to comply with the corporate governance rules of the New York Stock Exchange, or the NYSE. However, as a foreign private issuer, we are permitted by the listing requirements of the NYSE to rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. For an overview of our corporate governance principles, see “Item 16G — Corporate Governance.” Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Item 4. Information on the Company

A. History and Development of the Company

Sims Metal Management Limited is an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and operates under the Australian Corporations Act. Our principal place of business is located at 110 Fifth Avenue, Suite 700, New York, NY 10011 and the telephone number is (212) 604-0710.

We are a global, unified full-service recycling company focused on providing efficient end-of-life solutions for obsolete, post-consumer and post-industrial metal and electronics products.

History of the Company

Sims was originally established in 1917 by Albert Sims, as a Sydney, Australia based recycled metals dealer. The business was incorporated as Albert G. Sims Limited in 1928 and was renamed Simsmetal Limited in November 1968. In November 1970, the company merged with Consolidated Metal Products Limited and the merged Australian Securities Exchange, or ASX, listed company was named Sims Consolidated Limited. In May 1979, Sims Consolidated Limited was acquired by Peko-Wallsend Limited and subsequently delisted.

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

In February 1995, we acquired a 51% ownership interest in Sims Bird Limited in the UK, which was our first major entry in the UK scrap metal market. We acquired the remaining 49% of Sims Bird Limited in May 1998. In April 2000, we acquired Phillip Services (Europe) Limited in the UK, which significantly increased our presence in this market.

In November 2002, Simsmetal Limited changed its name to Sims Group Limited. In October 2005, we merged with entities operating certain of the recycling businesses of Hugo Neu Corporation, a privately owned US corporation. This merger provided us with a significant presence in the US market broadly and particularly in southern California, New York and New Jersey.

On March 14, 2008, we issued 53.5 million ADSs, with a fair value of A$1.5 billion, to purchase the issued capital of Metal Management. Metal Management was one of the largest full service scrap metal recyclers in the US with locations in 17 US states. The acquisition was consummated to strengthen our position in the North American scrap recycling market, increase our opportunity to be a supplier of raw materials to US steel mills, and expand our presence in non-ferrous products. The acquisition was complementary as our operations in North America were primarily export-focused, while Metal Management’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Our acquisition of Metal Management in March 2008 created the world’s largest publicly-traded recycling company. In November 2008, our shareholders approved the change in our corporate name to Sims Metal Management Limited.

Acquisitions

Our corporate strategy is to grow and develop our core metal recycling business internationally, but particularly in North America and the UK, and our innovative Sims Recycling Solutions, or SRS, business globally to collectively create the world’s leading recycling company. Key elements include the pursuit of external growth opportunities and continued investment in existing operations.

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

From July 1, 2009 to June 30, 2012, we invested a total of A$301.4 million of cash for acquisitions. Acquisitions during this period included, among others:

•	July 2009, we acquired the operating assets of Fairless Iron & Metal, LLC in the US;

•	September 2009, we acquired the operating assets of Technorecycle Buromaschinen Vertwertung GmbH in Germany;

•	August 2010, we acquired the operating assets and business of Wincanton PLC, or Wincanton, in the UK;

•	January 2011, we acquired certain operating assets of Commercial Metal Recycling Services in Australia;

•	February 2011, we acquired Metrade handels GmbH, or Metrade, in Austria;

•	March 2011, we acquired Device ICT Recycling BV, Device Automation Czech, and Device Poland Sp. Zo.o, collectively Device, in the Netherlands, the Czech Republic, and Poland, respectively;

•	April 2011, we acquired ergoTrade AG, or ergoTrade, in Germany and Hungary;

•	April 2011, we acquired certain operating assets of Thomas Metal Group LLC in the US;

•	May 2011, we acquired Dunn Brothers (1995) Limited, or Dunn Brothers, in the UK;

•	September 2011, we acquired S3 Interactive Limited, or S3i, in the UK; and

•	October 2011, we acquired certain operating assets of Promet Marine Services Corporation, or Promet, in the US.

In total, we acquired 13 businesses during fiscal 2012, and we will continue to pursue acquisitions and other opportunities as and when they present themselves. Early in fiscal 2013, we acquired certain operating assets of Dave’s Auto Shredding, a metal recycler located in Mobile, Alabama in the US, and certain operating assets of E-Structors, Inc., or E-Structors, one of the largest electronics recyclers in Maryland, Washington D.C. and Virginia in the US.

Strategic Investments

Fiscal 2012 marked our first investment in mainland China, with a minority investment in the Chiho-Tiande Group Limited, or CTG. We acquired 16% of CTG’s outstanding shares by purchasing existing shares for consideration of A$93.5 million with an opportunity to increase our ownership stake to 20% through options ,warrants and a convertible bond. We paid A$37.8 million for the convertible bond issued by CTG.

After years of diligent evaluation of opportunities to enter the physical recycling arena in the People’s Republic of China, we identified CTG as one of the most exciting and attractive metal recycling companies that may define and shape the nascent Chinese recycling landscape. CTG is listed on the Hong Kong Stock Exchange and has operations in China and Hong Kong. According to CTG, they are the largest importer of mixed metal scrap used for recycling, reuse and processing in terms of the total import volume as approved by the Ministry of Environmental Protection in China. CTG operates three core businesses: a metal recycling business, foundry business and wholesale scrap metal brokerage business. CTG has been a long-standing, trusted and honorable trading partner of Sims. We continue to evaluate other expansionary opportunities in China, which we believe is a fast-growing recycling market.

Capital Expenditures

The following table sets forth our capital expenditures by segment for the last three fiscal years.

	Fiscal years ended June 30,
(in A$ millions)	2012	2011	2010
North America	79.0	69.2	67.6
Australasia	39.5	29.4	21.7
Europe	42.6	44.2	31.6

Total	161.1	142.8	120.9

Fiscal 2012 marked widespread investments in technology, most notably the rollout of our new non-ferrous downstream recovery systems, and the continued reinvestment in our facilities as we continued to expand our infrastructure. Our primary capital expenditure activities in fiscal 2012 are summarized below:

•

In North America, our primary capital expenditures in fiscal 2012 related to the expansion in New England and development of our municipal recycling plant in Brooklyn, New York, as well as build-out costs for greenfield locations. Additionally, we also completed implementation of our proprietary downstream non-ferrous recovery technology in North America. We also continued to invest in our SRS facility in Ontario, Canada, and commenced the second phase of our electronics line that we anticipate will be completed in early fiscal 2013. This will allow us to process electronic scrap at the same facility that contains our automated mechanical TV recycling line.

•	In Australasia, our primary capital expenditures were for downstream recovery systems and implementation of a new ERP system.

•	In Europe, our primary capital expenditure was for the construction of a plastics recycling plant in the UK. In addition, we continued to make investments in our SRS business in Continental Europe.

In fiscal 2013, we intend to continue to build upon the progress made in fiscal 2012, continue our investments in infrastructure, and deploy additional non-ferrous downstream recovery technology to our facilities across the globe. We expect capital expenditures (excluding acquisitions) in fiscal 2013 to be in the range of A$160 million to A$180 million. We expect to fund our capital expenditures from either cash generated from operations or from our lines of credit.

In Australia during fiscal 2013, we intend to invest in infrastructure and equipment upgrades, while continuing to make additional investments in non-ferrous recovery systems. Additionally, we intend to expand further into Western Australia with a new shredding operation, expand our St. Marys facility and further expand to the source of scrap in South and North Queensland with smaller full service operations. In North America in fiscal 2013, we intend to complete construction of our municipal recycling plant in New York City and continue development of the New England market. We expect that our SRS division in North America will continue to grow and maintain its position both organically and externally with significant development plans in the US and Canada. We intend to continue to develop and enhance our electronics business in Continental Europe. Also, we intend to expand our SRS division to the United Arab Emirate of Dubai by opening a collection facility there in early fiscal 2013.

We believe this strategy of promoting growth and investing in technology positions us well for today’s operating climate and, more importantly, will allow us to realize better margins prospectively when economic conditions improve.

Divestures

In fiscal 2012, we divested our 50% interest in Australian Refined Alloys’ secondary lead producing facility in Sydney, Australia for a total (100% interest) sale price of approximately A$80 million, realizing a profit on the sale of A$35.7 million. This divestment was in accordance with our previously stated intention to dispose of non-core assets.

In October 2012, we divested our 50% interest in our joint venture in Nashville, Tennessee, and sold certain assets and the business of our Colorado scrap metal recycling yards. The consideration received for both of these divestures was not material. These businesses are non-core assets of our North America segment.

B. Business Overview

We believe we are one of the world’s largest metals recycling companies on the basis of our market capitalization and the size and scope of our operations and marketing capabilities. We operate a geographically diverse metals recycling business with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which to source recyclable ferrous and non-ferrous metals. We have significant positions in the metals recycling markets of Australasia, the US and the UK. We also have a strategic network of trading offices in Asia. Through our SRS business, we have an e-recycling business with a global reach and with established operations in the UK, Continental Europe, North America, a developing presence in the Asia Pacific region, and South Africa, India and the Middle East.

We are domiciled in Australia, however approximately 88% of our revenue is derived from operations outside Australia, including approximately 67% derived from our North America segment. Our business consists of metal recycling, SRS and other smaller businesses. The metal recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The SRS business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. We also operate, or have interests in, other businesses, including manufacturing and renewable energy businesses.

We are principally organized geographically and then by line of business. While our Group Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:

•	North America — comprising the US and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong, Dubai and South Africa.

•	Europe — comprising the UK, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

  We also report revenues by the following product groups:

•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•

Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. We offer fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators and electrical and electronic equipment.

•	Secondary processing and other services — comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other service revenue

See “Item 5 — Operating and Financial Review and Prospects” for sales by geography and product group.

Metal Recycling

Industry Overview

Steel and iron products can only be produced from beneficiated virgin iron ore or recycled scrap metal. Iron ore is the largest volume source of metallic used in steelmaking. However, recycled ferrous (steel and iron) scrap is a highly important metallic utilized in the steelmaking production process. Recycled ferrous scrap is the predominant feedstock for Electric-Arc-Furnace, or EAF, based steel production. There are well acknowledged benefits to steelmaking by the EAF process, chief among them being lower energy consumption and environmental emissions compared to the Basic Oxygen Furnace, or BOF, process. Other advantages include operating flexibilities and lower capital requirements. However, recycled ferrous scrap also is commonly used as feedstock for BOF steel production.

In 2011, according to the World Steel Association, or WSA, 1.5 billion tonnes of steel was produced globally, representing a 6% increase from 2010 to a new annual output record nearly 79% higher than in 2000. According to the WSA, EAF-based steel production was 442 million tonnes in 2011 and represented approximately 29% of total global steel production, which is a 53% increase on volumes in 2000 of 287 million tonnes. These examples do not fully reflect the importance of EAF steelmaking because in China, where there has been an explosive growth of steel output to nearly 46% of total world steel production, the BOF process is utilized predominately due to there being currently an insufficient supply of scrap.

According to the Bureau of International Recycling, the use of steel scrap in global steel production was 570 million tonnes in 2011, which represented approximately 38% of total metallics used. This represented a new record in global steel scrap use as a raw material for steelmaking. Future availability of scrap metal is expected to increase, which should result in increased consumption by steelmakers.

Globally, recycled metals predominantly are sourced among developed industrial regions where surplus amounts of recyclable industrial and obsolete metals exist, such as North America, the European Union, Australia and Japan. The two most significant sources for global recycled metals are North America and the European Union, which are marketplaces where we have significant presence.

Both ferrous and non-ferrous metals either are consumed domestically in their country of origin or traded in the export market. Given the lower price to weight ratio of ferrous recycled metals, the market for unprocessed ferrous scrap primarily is a local or regional market. The predominant importers of recycled metals are developing regions and countries. The most significant importers of ferrous metals today are Turkey, South Korea, Taiwan and China. The most significant importer of non-ferrous metals is China.

Our Metal Recycling Operations

Our metal recycling operations encompass buying, processing and selling of ferrous and non-ferrous recycled metals. We are a geographically diverse metals recycler with a network of processing facilities, many with deep-water port access, supported by an extensive network of feeder yards from which we source recyclable ferrous and non-ferrous metals. The Metal Recycling business has operations in six countries, but mostly operates in the US, Australia and the UK.

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

North America

Based on the size and scope of our operations, we believe we are the largest metal recycler in North America. Our North American metals recycling business, including our 50% interest in SA Recycling LLC, or SA Recycling, consists of more than 150 physical operations located in 21 US states and British Columbia, Canada. Our geographic diversity and deep water port access on both the US East and West Coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability. Other operational benefits include: reduced exposure to regional issues; flexibility of ports of origin to minimize freight movements; and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.

During fiscal 2012, the acquisition of Promet in Providence, Rhode Island, served as the foundation for the formation of our New England platform, which we intend to continue to develop in fiscal 2013. We also expanded through acquisitions in Oklahoma, New Jersey and North Carolina and, early in fiscal 2013, in Mobile, Alabama.

These acquisitions represent part of our strategy to expand into markets that are traditionally underserved by scrap processors and where we have the ability to gain an attractive market position at the source of materials.

Australasia

Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the southern hemisphere. We have 48 physical operations in Australia, nine physical operations in New Zealand and four physical operations in Papua New Guinea.

During fiscal 2012, we expanded our operations in Australasia via greenfield facilities and bolt-on acquisitions. This allowed us to expand our collections footprint by 10 new sites extending from Bunbury in Western Australia into Lae in Papua New Guinea.

Europe

Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the UK. We recover and process recycled ferrous metal through 40 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the UK, offering comprehensive service to suppliers.

We executed a number of initiatives to improve material recovery and secure source control through selected acquisitions and brownfield startup of feeder sites entering new regional markets in the UK, including at Bury, Aldershot, Birmingham, Redditch and Bridgend. We also commissioned a new integrated plastics recycling plant in Billingham, in the North East of the UK – the largest such facility of its kind designed to separate out polymers from cars, electrical and electronic items and from post-industrial plastics industries.

Marketing

Our export and import marketing activities are conducted through our international businesses, being Sims Metal Management Asia Limited, which is based in Hong Kong and markets and brokers non-ferrous metals, and Sims Group Global Trade Corporation, which is based in New York and markets and brokers ferrous metals. These activities consist of teams of traders and exclusive agents, marketing and brokering recycled ferrous and non-ferrous metals and alternative steel making raw materials on our behalf and third parties.

Sims Metal Management Asia Limited and Sims Group Global Trade Corporation manage relationships with a large percentage of our overseas client base in over 20 countries in various regions, including Asia, Eastern Europe and South America. The international businesses also are involved in the global trading of numerous metal-related commodities and provide a service to our customer base through their market and product knowledge, financial strength and expertise in shipping and banking.

Sims Recycling Solutions

SRS is our innovative recycling solutions business, which includes electronic product de-manufacturing and processing operations, and commonly is referred to as e-recycling. SRS was launched with the construction of an end-of-life refrigerator recycling plant in the UK in 2002, and our first significant acquisition in SRS was the Mirec Group of companies in October 2004. SRS has established operations in the UK, Continental Europe and North America and a developing presence in the Asia-Pacific region. We currently have 49 operating facilities located in 16 countries on five continents.

SRS offers comprehensive and cost-effective recycling services for “end-of-life” and redundant electrical and electronic equipment and materials, ranging from product assessment to recycling. We provide services for Original Equipment Manufacturers, Contract Equipment Manufacturers, suppliers, importers, lease and finance companies, sector organizations and end users to enable them to comply with their responsibilities under relevant environmental regulations, including the European Union’s Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive.

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

In October 2008, we acquired Global Investment Recovery, Inc., or GIR. The acquisition of GIR increased our North American e-recycling and asset recovery market presence by approximately 40%, consolidating our market leading position. GIR is a leading US e-recycler and asset recovery specialist, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona. In early fiscal 2013, we acquired E-Structors, which provides electronics recycling and document destruction services from its operations in Maryland.

We also recycle post-consumer materials through a 20-year recycling contract with the New York City Department of Sanitation, which became effective in January 2009. Under this contract, we handle plastic, glass and metal and, in the future, paper. Packer trucks owned and operated by New York City deliver recyclables as a commingled product to our facilities. The commingled product is then processed using a series of screens, magnets, eddy currents, optical sorters and conveyors. The recyclables are separated and sorted into ferrous and non-ferrous metals, different plastic resins, glass and residue. Then, the recycled materials are shipped to US and non-US markets.

Europe

In the UK, we operate sophisticated refrigerator recycling facilities using leading technology to fragment domestic and commercial fridges within an enclosed environment. The purpose of this process is to safely remove ozone depleting substances for destruction. The remaining materials are separated mechanically into product streams including steel, non-ferrous metals, plastics and foam. These products are then marketed in the recycled materials market.

Under the WEEE Directive, producers of Waste Electrical and Electronic Equipment, or WEEE, are obliged to meet the costs of recovery and recycling of WEEE. We expect that servicing the needs of the WEEE manufacturing industry and local authorities in processing WEEE in an effective, environmentally sound and legally compliant manner will be a growth opportunity for the SRS business. Each of the 15 original members of the European Union has formally adopted the WEEE Directive.

We have made a number of European e-recycling acquisitions, including among others, Mirec, Metall + Recycling, or M&R, Wincanton, Metrade, Device, ergoTrade, and S3i. The acquisition of Mirec provided us with operations in the UK, the Netherlands, Belgium and Sweden, with alliances in Denmark, Ireland, Germany, France, Switzerland and Italy. The acquisition of M&R, located in Germany, has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. The acquisition of Wincanton enhanced our geographical footprint within the UK market, allowing us to provide a more localized service to our growing client base. We believe that the retailer led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complements our business model and processing expertise. Furthermore, we believe that the addition of a collaborative arrangement in reverse logistics with Wincanton PLC should enable us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base. The acquisitions of Device, with operations in the Netherlands, the Czech Republic, and Poland, and ergoTrade, with operations in Germany, have also contributed to strengthening our information and communication technologies asset recovery and lifecycle management businesses in Europe. Also, we believe that these acquisitions likely will provide us with a platform to further enhance our business as legislation continues to take effect across Europe. We believe that the acquisition of S3i places us in a strong position in the rapidly growing market of mobile devices. S3i specializes in recovering end-of-life and defective mobile devices from manufacturers’ warranty and non-warranty service providers. Before being sold globally, these devices are repaired, data-wiped and refurbished.

Australasia

We are committed to providing an effective and efficient e-recycling program and have operations in Australasia to address the growing social and environmental problem represented by end-of-life computers and other information technology equipment. As part of this program, we established Australia’s first national e-recycling network, in a joint venture with a leading global environmental services company. In November 2008, we commissioned Australia’s first e-recycling mechanical plant in Sydney.

We made an initial investment in the rapidly developing Indian e-recycling market, through the acquisition of Trishyiraya, based in Chennai. In fiscal 2011, we further strengthened our presence in India by acquiring TIC Group India Private Limited, which is an e-recycling and ICT asset recovery business located in Delhi, India.

We have also invested in growing our operations on the continent of Africa through the start-up of an e-recycling facility near Durban, South Africa. It is ideally situated to provide e-waste recovery, recycling and IT asset management services to businesses and organizations in South Africa and sub-Saharan Africa.

Also, we expanded recently to the United Arab Emirate of Dubai and opened a collection facility.

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

Suppliers generally are not bound by long-term contracts and have no obligation to sell metals to us. Among other things, the supply of these raw materials can be dependent on prevailing market conditions, including the buy and sell prices of ferrous and non-ferrous recycled metals. In periods of low prices, suppliers may elect to hold metal to wait for higher prices or intentionally slow their metal collection activities. In addition, a global slowdown, similar to what has occurred during our last four fiscal years, has reduced the supply of obsolete and industrial grades of metal to the metal recycling industry, has reduced the amount of metals available for us to recycle and has tightened margins as we have had to pay higher prices for raw materials relative to selling prices.

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

Government Regulation

In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, international trade and other matters. Certain of these laws and regulations, in particular those relating to worker health and safety and the environment, have a material impact on our ongoing business operations. Changes in these laws or regulations or their interpretations or enforcement may require us to make significant expenditures or change our business practices. For example, changes in environmental laws and regulations have in the past, and may in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. There is a general trend toward increased government regulation, including environmental regulation, in many of the jurisdictions in which we operate.

Potential Changes to Environmental Law and Regulations

Our business is currently subject to environmental regulation in each of the jurisdictions in which we operate. A majority of our operations are conducted in the US, Europe and Australia. The environmental laws and regulations in these jurisdictions governing the handling and disposal of waste, air emissions, the discharge of materials and storm water into the environment, the remediation of impacts to soil and groundwater and similar matters have in most cases been in place for many years. Accordingly, while incremental changes in these environmental laws and regulations and their enforcement occur from time to time, we do not foresee substantial future changes in the existing environmental regulatory environment that would have a material impact on our capital expenditures, earnings or competitive position.

Obligated External Reporting

We are not required to report under the European carbon trading scheme, nor under the USEPA or US state-specific carbon reporting schemes in the US.

In Australia, we report under the Energy Efficiencies and Opportunities Act 2006 and the National Greenhouse and Energy Reporting Framework on matters relating to our Australian operations. Annual reports are prepared with the assistance of government accredited external specialists and are subject to government audits. The reporting requirements form part of the newly introduced Clean Energy Future legislation and while our Australian operations all fall below the threshold for the associated carbon taxation regime, the reporting requirements still apply.

Our UK operations are captured under the CRC Energy Efficiency Scheme under which electricity and fuel use are taxed, currently at the rate of £12/tonne. This year, we completed our annual reporting requirement and acquired the associated carbon off-sets which will be controlled by the UK government for the first two years, eventually to be replaced by free market trading. Being the first metals and electronics recycling company in the UK to be awarded the Carbon Trust Standard, we continue to be a member of this prestigious UK government initiative, which provides official recognition of our systems and the many energy initiatives undertaken by us to date.

Voluntary External Reporting

We participated for the seventh consecutive year in the Carbon Disclosure Project, or CDP. The CDP is an independent not-for-profit organization, which provides the largest database of corporate climate change information in the world. Formed in 2000, the CDP is the global standard for carbon disclosure methodology and processes. As in previous years, once the CDP completes its assessment, our annual submission will be available on our website at www.simsmm.com.

Resulting from our ongoing reporting with the CDP, we were again honored to be listed in the Carbon Disclosure Leadership Index for ASX200 and NZX50 companies.

We also participated for the second consecutive year in the CDP’s Water Disclosure initiative, which, similarly to the carbon index, collates water resource, usage and impact related data from the world’s largest corporations and providing insight into how these companies measure and manage this increasingly precious resource.

We are a regular participant in the Dow Jones Sustainability Index, this being our fifth year of participation. This index is a comprehensive assessment of a company’s sustainability performance. In September 2012, we were nominated as an Index Component in the Dow Jones Sustainability World Index. While we have been a participant in previous years under the Australian/New Zealand Index, this is the first time that we have been nominated among our global peers. We topped several assessment categories, including Governance, Social, Environmental Reporting, Climate Strategy, Human Capital, and Talent Attraction and Retention.

In addition to our engagement with these formal assessment indices, we continue to work closely with the many institutional investment entities, banks and research organizations that view us as a leader in the sustainability field. A notable development has been the significant interest in our sustainability agenda by many of our clients, who increasingly see its supply chain’s performance in this area as crucial to its own sustainability credentials.

Our continuing efforts on sustainability were recognized by the World Economic Forum in Davos, Switzerland, where we were nominated as one of the world’s 100 most sustainable companies for the fourth year in a row. This year we were ranked 11th, our highest ranking ever. We were honored to receive this distinction again, which recognizes companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers.

Health and Safety

Our operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. We believe that safety is a non-negotiable and integral component of every employee’s, contractor’s and visitor’s responsibility to him/herself. It is our policy that no task be performed under any circumstances unless it has been analyzed, assessed and approved by the appropriate Company authority as being safe, with the employee understanding all implications of the task and feeling comfortable with it before proceeding. We are committed to a “no-harm” workplace, where every employee, contractor and visitor can arrive, work productively and return home to his or her family in the same condition in which he or she arrived. These values and objectives are clearly stated in our Safety and Health Policy, available on our website at www.simsmm.com and are further supported by our Safety, Health, Environment & Community, or SHEC, Mission Statement, Principles and “Golden Rules” — 10 key rules that every employee is required to know and observe.

During fiscal 2012, we continued our dedication to the safety of our facilities and operations. In fiscal 2012, while our Lost Time Injury Frequency Rate rose slightly from 2.7 to 2.8, our Medical Treated Incident Frequency Rate continued to decline, from 12.4 to 11.1 year-on-year. Further, we saw a significant decline in the injury severity rate, or Lost Time Severity Rate (LTSR), down to 149.3 from 216.3 year-on-year, an all-time low. To put this into context, we had an LTSR of 574.8 in fiscal 2010. In order to return to our downward trend of workplace accidents, we must reaffirm our company-wide commitment to safety at every level towards an accident free workplace. Safety shall remain a top priority of Sims in fiscal 2013.

With this strong and persistent commitment to safety, it is with deep regret that we must report that an experienced and long serving employee tragically lost his life during fiscal 2012. This incident clearly demonstrated that no system or process can ever be fully “safe”, and that vigilance should never be taken for granted. Consequently, we continue to not only further develop our training and systems, but also to further promote a culture at each of our operating facilities of looking after yourself and your work colleagues.

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

C. Organizational Structure

We are organized under the laws of Australia. Globally, we have 96 wholly-owned subsidiaries as well as interests in several joint ventures. For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D. Property, Plant and Equipment

Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia, Hong Kong and Stratford upon Avon, UK. We lease each of our executive office facilities.

As of June 30, 2012, we and our joint ventures had over 270 operating facilities and are represented in 16 countries throughout the world, with a large proportion in North America, Australia and the UK. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2012. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.

See “Item 4 — Information on the Company — Capital Expenditures” for further information relating to planned capital expenditures.

The following is a list of the location and use of our significant properties. This list is not intended to be a complete list of all of our operating facilities.

AUSTRALASIAN SITES

Location	Leased or Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/shredder
Villawood, New South Wales, Australia	Leased	e-recycling facility
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Cairns, Queensland, Australia	Leased	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/shredder
Bell Bay, Tasmania, Australia	Leased	metal recycling yard
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/shredder
Laverton North, Victoria, Australia	Owned	Secondary aluminum/melting & processing operation

Location	Leased or Owned	Principal Activities
Laverton North, Victoria, Australia	Owned (50% interest)	ARA secondary lead smelting operation
Noble Park, Victoria, Australia	Owned	metal recycling yard
Karratha, Western Australia, Australia	Owned	metal recycling yard/feeder yard
Malaga, Western Australia, Australia	Leased	metal recycling yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/shredder/e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/shredder

EUROPEAN SITES

Location	Leased or Owned	Principal Activities
Rathenaustrasse, Bergkamen, Germany	Owned	e-recycling facility
Dillenburgstraat, Eindhoven, Netherlands	Owned	e-recycling facility
Avonmouth, Bristol, UK	Leased	metal recycling yard/dock/shredder
Dunkirk, Nottingham, UK	Owned	metal recycling yard/shredder
Longside Industrial Estate, Dumfries, UK	Owned	e-recycling facility
Long Marston, Stratford upon Avon, UK	Leased	UK head office, metal recycling yard/dense media plant/ R & D center
Macklin Avenue, Billingham, UK	Leased	e-recycling & plastics recycling facility
South Dock, Newport, UK	Leased	metal recycling yard/dock/shredder/ fridges processing and e-recycling facility
South Road, Ellesmere Port, UK	Leased	e-recycling & CRT glass recycling
Yateley, Hants, UK	Owned	metal recycling yard/shredder
Rabone Lane, Smethwick, UK	Leased	metal recycling yard/shredder

NORTH AMERICAN SITES

Location	Leased or Owned	Principal Activities
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/shredder
Brampton, Ontario, Canada	Leased	e-recycling facility
Mississauga, Ontario, Canada	Leased	e-recycling facility
Montreal, Quebec, Canada	Leased	e-recycling facility
Birmingham, Alabama, USA	Owned	metal recycling yard/shredder
Mobile, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Owned	metal recycling yard/shredder
Tucson, Arizona, USA	Leased	e-recycling facility
Richmond, California, USA	Owned	metal recycling yard

Location	Leased or Owned	Principal Activities
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Hayward, California, USA	Leased	e-recycling facility
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Rancho Dominguez, California, USA	Leased	e-recycling facility
Redwood City, California, USA	Leased	metal recycling yard/shredder
Roseville, California, USA	Leased	e-recycling facility
Sacramento, California, USA	Leased	metal recycling yard
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
Hartford, Connecticut, USA	Leased	metal recycling yard
North Haven, Connecticut, USA	Owned	metal recycling yard/shredder
Tampa, Florida, USA	Leased	e-recycling facility
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/shredder
Franklin Park, Illinois, USA	Owned	secondary precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard
Elkridge, Maryland, USA	Leased	e-recycling facility
Detroit, Michigan, USA	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/shredder
Sherman, Mississippi, USA	Owned	metal recycling yard
Port of Albany, New York, USA	Leased	metal recycling yard
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Reno, Nevada, USA	Leased	e-recycling facility
Claremont Terminal, Jersey City, New Jersey, USA	Owned	metal recycling yard
Edison, New Jersey, USA	Leased	e-recycling facility
Newark, New Jersey, USA	Owned	metal recycling yard/shredder
Port of Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Catoosa, Oklahoma, USA	Leased	metal recycling yard
Tulsa, Oklahoma, USA	Owned	metal recycling yard
Morrisville, Pennsylvania, USA	Owned	metal recycling yard/shredder

Location	Leased or Owned	Principal Activities
Providence, Rhode Island, USA	Owned	metal recycling yard
Salley, South Carolina, USA	Leased	e-recycling facility
LaVergne, Tennessee, USA	Leased	e-recycling facility
Memphis, Tennessee, USA	Owned	metal recycling yard/shredder
Dallas, Texas, USA	Leased	e-recycling facility
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/shredder
Richmond, Virginia, USA	Owned	metal recycling yard
Petersburg, Virginia, USA	Leased	metal recycling yard/shredder

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

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report, “Item 4 — Information on the Company” and “Item 3.D. — Risk Factors.” Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Principal Factors Affecting our Results of Operations

Our results of operations are affected by numerous factors. Our profitability is highly sensitive to changes in sales volumes and prices. Sales volumes and prices are significantly affected by changes in customer demand and cyclical changes in the world economy. Our profitability is also influenced by factors such as the availability of raw materials, freight costs, energy and other input costs, and currency exchange rates.

The principal factors that have impacted the business during the last three fiscal years and that are likely to continue to impact the business are:

•	cyclical nature of the metal recycling industry and its impact on sales volumes;

•	movement in market prices for our products and for raw materials; and

•	sensitivity to currency exchange movements.

Because these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty. As discussed further in “Item 5.B. — Liquidity and Capital Resources” and “Item 11 — Quantitative and Qualitative Disclosure About Market Risk”, we use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices.

Cyclical Nature of the Industry and Movement in Market Prices for Products and Raw Materials

The markets for scrap metal are highly cyclical, with sales prices significantly affected by factors such as changes in customer demand and cyclical changes in the world economy. The scrap metal industry often has been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product.

In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other costs, such as freight, energy and fuel costs, vary depending on various factors, including local and global demand and seasonality.

Our revenues predominantly are derived from the sale of processed scrap metal. Prices for scrap metals vary by product type (ferrous or non-ferrous) and fluctuate on a monthly basis. Our selling prices for scrap metal are impacted by worldwide and local demand, country-specific economic conditions and commodity spot prices for non-ferrous metals.

Like other competitors within the metal recycling business, we rely on generating a margin between the sales price to the end consumer over the price paid to our suppliers of unprocessed metals. A key global driver for us is ferrous scrap prices for benchmark grades such as heavy melting steel, shredded steel and various prime grades which are highly correlated to steel prices. During an increasing price environment our margins generally increase as the difference in timing between buying unprocessed scrap and selling processed product typically results in higher margins. Conversely, decreasing scrap prices generally has the opposite effect on margins and profitability. Additionally, during times of lower scrap prices, suppliers of obsolete scrap often elect to hold onto scrap to wait for higher prices, which exacerbates the cyclicality in margins.

Sensitivity to Currency Exchange Movements

The principal currencies in which our subsidiaries conduct business are US dollars, Australian dollars, euros (“EUR”), and British pounds (“GBP”). Although our reporting currency is the Australian dollar, a significant portion of our sales and purchases are made in currencies other than the Australian dollar. In addition, a significant portion of our net assets are denominated in currencies other than the Australian dollar.

Our consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the Australian dollar and the respective local currencies to which subsidiaries are exposed. The following table depicts the average and year end exchange rates for the Australian dollar against our other principal currencies used in the preparation of our financial statements in fiscal 2012, fiscal 2011 and fiscal 2010. We use rates published by the Reserve Bank of Australia.

	Average Rates			Closing Rates
	Fiscal years ended June 30,
Exchange rates	2012	2011	2010	2012	2011	2010
A$/US$	1.0319	0.9881	0.8821	1.0191	1.0739	0.8523
A$/EUR	0.7707	0.7245	0.6355	0.8092	0.7405	0.6979
A$/GBP	0.6514	0.6208	0.5585	0.6529	0.6667	0.5666

Critical Accounting Policies

Management’s discussion and analysis of our operational results and financial condition is based on our consolidated financial statements, which have been prepared in accordance with IFRS. Each of our critical accounting policies affecting our results of operations and financial condition and the impact of our critical accounting estimates and judgements on our consolidated financial statements are described in Notes 1 and 3, respectively, of the consolidated financial statements included in Item 18 of this annual report.

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

Recently issued accounting pronouncements

Recently-issued accounting pronouncements that are relevant to our operations but have not yet been adopted are described in Note 1(d) of the consolidated financial statements included in Item 18 of this annual report.

Results of Operations

The following table sets forth selected line items and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
(in millions, except %)	2012 A$	% of Revenue	2011 A$	% of Revenue	2010 A$	% of Revenue
Revenue	9,042.3	100	8,852.9	100	7,458.5	100
Other income	91.2	1	42.5	0	25.2	0
Cost of materials and freight	(7,704.5)	(85)	(7,408.3)	(84)	(6,060.3)	(81)
Employee benefits expense	(483.9)	(5)	(409.7)	(5)	(433.0)	(6)
Depreciation and amortization	(129.9)	(2)	(130.6)	(1)	(143.9)	(2)
Repairs and maintenance expense	(127.2)	(1)	(123.5)	(1)	(111.7)	(1)
Other expenses	(576.0)	(6)	(548.5)	(6)	(537.5)	(7)
Finance costs	(24.9)	(0)	(27.1)	(0)	(16.4)	(0)
Impairment of goodwill and other intangibles	(557.6)	(7)	—	—	(0.9)	(0)
Impairment of goodwill in jointly controlled entity	(57.5)	(1)	—	—	—	—
Share of results of equity accounted investments	(8.0)	0	28.1	0	12.1	0

(Loss)/profit before tax	(536.0)	(6)	275.8	3	192.1	3
Income tax benefit/(expense)	14.6	0	(83.7)	(1)	(65.4)	(1)

(Loss)/profit after tax	(521.4)	(6)	192.1	2	126.7	2

Fiscal 2012 compared with fiscal 2011

In fiscal 2012, our business was once again adversely affected by the prolonged global economic malaise in developed and emerging economies. We were impacted most significantly by extreme volatility in product pricing and demand, decreased commodity prices, diminished supply of feedstock, tepid ferrous trading conditions, particularly at the end of the first and second halves of fiscal 2012, and reduced metal margins.

Despite these weak market conditions and demand, we focused on aspects of our business within our control, such as operating costs and capital deployment. We aggressively rationalized our traditional metals business in North America during the second half of fiscal 2012 and intend to implement a rationalization plan in the UK in fiscal 2013. See further discussion in “Results by segment” below.

In fiscal 2012, revenue increased by A$189.4 million, or 2%, to A$9,042.3 million from A$8,852.9 million in fiscal 2011. See the discussion below under “Sales by product” and “Results by segment” for further details. Revenue in fiscal 2012 was negatively impacted by currency exchange movements which reduced revenue by A$359.5 million. Contribution from recent acquisitions to revenue in fiscal 2012 was approximately A$480 million.

In fiscal 2012, other income increased by A$48.7 million, or 115%, to A$91.2 million from A$42.5 million in fiscal 2011. The increase primarily was related to the recognition of a gain of A$35.7 million from the sale of a business by a joint venture in Australasia.

In fiscal 2012, cost of materials and freight increased by A$296.2 million, or 4%, to A$7,704.5 million from A$7,408.3 million in fiscal 2011. The increase primarily was driven by higher sales volume and higher average purchase prices for raw materials in fiscal 2012 compared to fiscal 2011, partially offset by currency exchange movements. The impact of currency exchange movements decreased cost of materials and freight by A$305.2 million. Cost of materials in fiscal 2012 also includes inventory write-downs related to lower of cost or market adjustments of A$21.3 million compared to A$2.0 million in fiscal 2011.

In fiscal 2012, employee benefits expense increased by A$74.2 million, or 18%, to A$483.9 million from A$409.7 million in fiscal 2011. The increase primarily was due to a higher overall employee headcount, largely attributable to the business acquisitions in fiscal 2012 and expansion through greenfield developments, partially offset by currency exchange movements. The impact of currency exchange movements decreased employee benefits expense by A$18.2 million. Employee benefits expense in fiscal 2012 also includes share-based compensation of A$7.9 million related to share awards made to settle a business arrangement, and a provision of A$3.0 million related to withdrawal liabilities for multi-employer pension plans.

In fiscal 2012, depreciation and amortization expense decreased by A$0.7 million, or 1%, to A$129.9 million from A$130.6 million in fiscal 2011. The majority of the decrease was due to currency exchange movements. The impact of currency exchange movements decreased depreciation and amortization expense by A$4.7 million. Excluding the impact of currency exchange movements, depreciation expense increased as a result of capital expenditures and fixed assets acquired in business combinations during fiscal 2012.

In fiscal 2012, repairs and maintenance expense increased by A$3.7 million, or 3%, to A$127.2 million from A$123.5 million in fiscal 2011. The increase was due to expense associated with recently acquired companies, partially offset by currency exchange movements. The impact of currency exchange movements decreased repairs and maintenance expense by A$4.8 million.

In fiscal 2012, finance costs decreased by A$2.2 million, or 8%, to A$24.9 million from A$27.1 million in fiscal 2011. The decrease was a result of interest expense incurred on a legal settlement in fiscal 2011 as well as currency exchange movements. The impact of currency exchange movements decreased finance costs by A$1.0 million. See “Item 5.B. — Liquidity and Capital Resources” for further information related to our borrowings.

In fiscal 2012, other expenses increased by A$27.5 million, or 5%, to A$576.0 million from A$548.5 million in fiscal 2011. The increase was due to higher fuel and operating costs, contract labor and rental expense on operating leases, partially offset by currency exchange movements. The impact of currency exchange movements decreased other expenses by A$18.6 million. Other expenses in fiscal 2012 also include a provision of A$12.8 million related to a business dispute.

In fiscal 2012, we recorded goodwill and other intangible impairment charges of A$557.6 million, of which A$556.8 million related to goodwill. We also recorded impairment of goodwill in a jointly controlled entity of A$57.5 million related to our SA Recycling joint venture in North America. The impairment charges were recognized due to the difficult economic environment, changes to our operating results and forecasts, and a significant reduction in our market capitalization. Refer to Notes 13 and 29 of the consolidated financial statements included in Item 18 of this annual report for a further discussion on the impairment charges.

Our share of results from equity accounted investments was a loss of A$8.0 million in fiscal 2012 compared to income of A$28.1 million in fiscal 2011. Our most significant equity accounted investment is SA Recycling. We recognized a loss of A$12.1 million from SA Recycling in fiscal 2012 compared to income of A$25.0 million in fiscal 2011. Similar to our operating results, SA Recycling was impacted by tough trading conditions which weakened their metal margins, as well as other competitive pressures in its markets. Fiscal 2012 results from equity accounted investments include our share of earnings from CTG, in which we acquired a 16% interest in January 2012. Equity accounted earnings from CTG were A$0.8 million in fiscal 2012.

Income tax benefit was A$14.6 million in fiscal 2012 resulting in an effective tax rate of 2.7% compared to an income tax expense of A$83.7 million in fiscal 2011 and a corresponding effective tax rate of 30.3%. Our effective tax rate in fiscal 2012 was impacted by non-deductible goodwill impairment charges and a non-taxable gain on the sale of a business by a joint venture. Excluding these two items, our adjusted effective tax rate would have been 14.0% in fiscal 2012. Our adjusted effective tax rate was lower in fiscal 2012 due to the change in the composition of earnings and losses from our various jurisdictions.

Loss after tax was A$521.4 million in fiscal 2012 compared to a profit after tax of A$192.1 million in fiscal 2011. The reduction in profit was primarily due to the goodwill impairment charges and lower metal margins due to weak market conditions and demand, partially offset by higher other income.

Fiscal 2011 compared with fiscal 2010

Despite the uncertain global economic conditions that pervaded during fiscal 2011, our revenues and operating results improved year-over-year. Our top line growth in revenues was accomplished through stronger shipments and improved pricing.

In fiscal 2011, revenue increased by A$1,394.4 million, or 19%, to A$8,852.9 million from A$7,458.5 million in fiscal 2010. See the discussion below under “Sales by product” and “Results by segment” for further details. Revenue in fiscal 2011 was negatively impacted by currency exchange movements, which reduced revenue by A$902.6 million.

In fiscal 2011, other income increased by A$17.3 million, or 69%, to A$42.5 million from A$25.2 million in fiscal 2010. The increase was due to income from commercial settlements and a gain recognized on sale of other financial assets.

In fiscal 2011, cost of materials and freight increased by A$1,348.0 million, or 22%, to A$7,408.3 million from A$6,060.3 million in fiscal 2010. The increase primarily was driven by higher sales volume and higher average purchase prices for raw materials in fiscal 2011 compared to fiscal 2010, partially offset by currency exchange movements. The impact of currency exchange movements decreased cost of materials and freight by A$765.1 million.

In fiscal 2011, employee benefits expense decreased by A$23.3 million, or 5%, to A$409.7 million from A$433.0 million in fiscal 2010. The decrease primarily was due to currency exchange movements of A$35.0 million. Excluding the impact of currency exchange movements, employee benefits expense was higher as a result of an increase in overall employee headcount, largely attributable to the business acquisitions made in fiscal 2011.

In fiscal 2011, depreciation and amortization expense decreased by A$13.3 million, or 9%, to A$130.6 million from A$143.9 million in fiscal 2010. The decrease was due to currency exchange movements of A$13.0 million. Excluding the impact of currency exchange movements, depreciation expense increased as a result of capital expenditures and additions from acquisitions during fiscal 2011. Amortization expense also decreased as intangible assets recognized from the Metal Management acquisition in March 2008 are being amortized using the diminishing balance method, which resulted in lower amortization expense in fiscal 2011 compared to fiscal 2010. See Note 1(u) of the consolidated financial statements included in Item 18 of this annual report.

In fiscal 2011, repairs and maintenance expense increased by A$11.8 million, or 11%, to A$123.5 million from A$111.7 million in fiscal 2010. The increase was due to various factors including, costs incurred at locations that were acquired during fiscal 2011, costs related to equipment that was damaged as a result of natural disasters and costs related to refurbishing and upgrading existing equipment, partially offset by currency exchange movements. The impact of currency exchange movements decreased repairs and maintenance expense by A$11.6 million.

In fiscal 2011, finance costs increased by A$10.7 million, or 65%, to A$27.1 million from A$16.4 million in fiscal 2010. The increase was due to higher debt commitment fees incurred in connection with our loan facilities as well as an increase in interest costs on outstanding debt resulting from both an increase in our weighted average interest rate and higher average borrowings in fiscal 2011. These increases were partially offset by currency exchange movements. The impact of currency exchange movements decreased interest expense by A$2.7 million.

In fiscal 2011, other expenses increased by A$11.0 million, or 2%, to A$548.5 million from A$537.5 million in fiscal 2010. The increase primarily was due to higher contract labor, professional fees and insurance expense, partially offset by currency exchange movements. The impact of currency exchange movements decreased other expenses by A$53.0 million.

Our share of results from equity accounted investments was A$28.1 million in fiscal 2011 compared to A$12.1 million in fiscal 2010. Income from SA Recycling was A$25.0 million in fiscal 2011 compared to A$12.8 million in fiscal 2010. The improvement in income from SA Recycling was due to higher shipments and favorable market conditions which resulted in higher profitability.

Income tax expense was A$83.7 million in fiscal 2011 resulting in an effective tax rate of 30.3% compared to A$65.4 million in fiscal 2010 and a corresponding effective tax rate of 34.0%. Our effective tax rate was lower in fiscal 2011 due to tax benefits resulting from the resolution of previously reserved tax positions and the utilization of tax losses that were not previously recognized. The tax losses not previously recognized were from jurisdictions where there was no previous history of profitability.

Profit after tax was A$192.1 million in fiscal 2011 compared to A$126.7 million in fiscal 2010. The increase was due to improved market conditions in fiscal 2011, which resulted in higher sales, partially offset by currency exchange movements. In addition, profit after tax increased due to higher other income and a lower effective tax rate in fiscal 2011.

Sales by product

The following table sets forth sales revenue by product category and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
(in A$ millions, except %)	2012	%	2011	%	2010	%
Ferrous secondary recycling	6,258.6	69	6,143.6	69	5,071.2	68
Non-ferrous secondary recycling	1,656.5	19	1,724.0	20	1,525.5	20
Recycling solutions	1,011.8	11	786.4	9	657.4	9
Secondary processing and other services	108.8	1	192.8	2	198.5	3

Total sales	9,035.7	100	8,846.8	100	7,452.6	100
Other revenue	6.6	0	6.1	0	5.9	0

Total revenue	9,042.3	100	8,852.9	100	7,458.5	100

Fiscal 2012 compared with fiscal 2011

Ferrous sales in fiscal 2012 increased by A$115.0 million, or 2%, to A$6,258.6 million from A$6,143.6 million in fiscal 2011. The increase was due to higher ferrous shipments, partially offset by currency exchange movements. In fiscal 2012, ferrous sales volumes increased to 13.9 million tonnes from 13.6 million tonnes in fiscal 2011. The average selling price for ferrous scrap in fiscal 2012 was A$451 per tonne which was in line with fiscal 2011.The impact of currency exchange movements decreased ferrous sales by A$246.5 million. Contributions from recent acquisitions to ferrous sales were not significant in fiscal 2012.

Non-ferrous sales in fiscal 2012 decreased by A$67.5 million, or 4%, to A$1,656.5 million from A$1,724.0 million in fiscal 2011. The decrease was due to currency exchange movements and lower average selling prices, partially offset by an increase in non-ferrous shipments. In fiscal 2012, non-ferrous sales volumes increased to 586,000 tonnes from 571,000 tonnes in fiscal 2011. The average selling price for non-ferrous scrap decreased in fiscal 2012 by A$196 per tonne to A$2,824 per tonne from A$3,021 per tonne in fiscal 2011. The decrease was due to overall lower non-ferrous commodity prices in fiscal 2012 compared to fiscal 2011. The impact of currency exchange movements decreased non-ferrous sales by A$57.2 million. Contributions from recent acquisitions to non-ferrous sales were not significant in fiscal 2012.

Recycling solutions sales in fiscal 2012 increased by A$225.4 million, or 29%, to A$1,011.8 million from A$786.4 million in fiscal 2011. The increase was mainly a result of higher volumes and sales from recent acquisitions, partially offset by currency exchange movements. Recent acquisitions contributed approximately A$110 million to sales in fiscal 2012. The impact of currency exchange movements decreased recycling solutions sales by A$54.5 million.

Secondary processing sales were A$108.8 million in fiscal 2012 compared to A$192.8 million in fiscal 2011, which represented a decrease of A$84.0 million, or 44%. The decrease was a result of lower sales from our non-core businesses, which have been recently sold or are being otherwise phased-out.

Fiscal 2011 compared with fiscal 2010

Ferrous sales in fiscal 2011 increased by A$1,072.4 million, or 21%, to A$6,143.6 million from A$5,071.2 million in fiscal 2010. The increase was due to higher ferrous shipments (including brokerage), partially offset by the currency exchange movements. In fiscal 2011, ferrous volumes increased to 13.6 million tonnes from 12.3 million tonnes in fiscal 2010. The impact of currency exchange movements decreased ferrous sales by A$644.8 million. Despite the adverse impact of currency exchange movements, the average selling price of ferrous scrap increased in fiscal 2011 by A$40 per tonne to A$452 per tonne compared to A$412 per tonne in fiscal 2010.

Non-ferrous sales in fiscal 2011 increased by A$198.5 million, or 13%, to A$1,724.0 million from A$1,525.5 million in fiscal 2010. The increase was due to higher selling prices, partially offset by currency exchange movements. The impact of currency exchange movements decreased non-ferrous sales by A$159.3 million. Despite the adverse impact of currency exchange movements, the average selling price of non-ferrous scrap increased in fiscal 2011 by A$320 per tonne to A$3,021 per tonne compared to A$2,701 per tonne in fiscal 2010.

Recycling solutions sales in fiscal 2011 increased by A$129.0 million, or 20%, to A$786.4 million from A$657.4 million in fiscal 2010. The increase was mainly a result of organic growth and the impact of acquisitions in Europe, partially offset by currency exchange movements. The impact of currency exchange movements decreased recycling solutions sales by A$97.1 million.

Secondary processing sales were A$192.8 million in fiscal 2011 compared to A$198.5 million in fiscal 2010, which represented a decrease of A$5.7 million, or 3%.

Results by segment

The following table sets forth our sales and Adjusted EBIT by segment. Adjusted EBIT is profit before interest, income taxes and goodwill impairment. In discussing the results of operations for our segments, we focus on Adjusted EBIT which is a non-GAAP (IFRS or US) financial measure. Adjusted EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources, measure in our short-term incentive plan, and assess operational management. Adjusted EBIT may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of Adjusted EBIT to profit/(loss) before tax.

(in A$ millions, except %)	Fiscal years ended June 30,
Sales by geography:	2012	%	2011	%	2010	%
Australasia	1,228.1	13	1,369.2	15	1,221.3	16
North America	6,027.0	67	5,993.0	68	5,040.0	68
Europe	1,780.6	20	1,484.6	17	1,191.3	16

Total sales	9,035.7	100	8,846.8	100	7,452.6	100

Other revenue	6.6	0	6.1	0	5.9	0

Total revenue	9,042.3	100	8,852.9	100	7,458.5	100

Adjusted EBIT by geography:
Australasia	96.9	97	79.0	27	59.9	29
North America	(47.6)	(48)	120.5	40	79.2	39
Europe	50.2	51	100.2	33	66.6	32

Total Adjusted EBIT	99.5	100	299.7	100	205.7	100

Reconciliation:
Total Adjusted EBIT	99.5		299.7		205.7
Goodwill impairments	(614.3)		—		—
Interest income	3.7		3.2		2.8
Finance costs	(24.9)		(27.1)		(16.4)

(Loss)/profit before tax	(536.0)		275.8		192.1

Fiscal 2012 compared with fiscal 2011

Australasia

Sales in fiscal 2012 decreased by A$141.1 million, or 10%, to A$1,228.1 million from A$1,369.2 million in fiscal 2011. Ferrous and non-ferrous shipments remained relatively consistent in fiscal 2012 when compared to fiscal 2011. The decrease in sales was attributable to lower average selling prices for ferrous and non-ferrous commodities and lower secondary processing sales (as described above).

Adjusted EBIT in fiscal 2012 increased by A$17.9 million, or 23%, to A$96.9 million from A$79.0 million in fiscal 2011. Adjusted EBIT in fiscal 2012 was higher primarily due to a gain of A$35.7 million recognized on the sale of a business by a joint venture. Fiscal 2012 results were also impacted by charges of A$4.5 million related to inventory write-downs to net realizable value (A$2 million) and redundancies (A$2 million).

North America

Sales in fiscal 2012 increased by A$34.0 million, or 1%, to A$ 6,027.0 million from A$5,993.0 million in fiscal 2011. The increase was due to higher ferrous sales volumes, offset by currency exchange movements. The impact of currency exchange movements decreased sales in North America by A$264.7 million.

Adjusted EBIT in fiscal 2012 decreased by A$168.1 million, or 139%, to a loss of A$47.6 million from income of A$120.5 million in fiscal 2011. The decrease was attributable to a loss from our North America Metals business, which was unable to build intake volume in fiscal 2012, as the US economy continued to suffer from, reluctant consumers who continue to focus on deleveraging, weak housing starts, and patchy industrial production.

Demand in our key ferrous markets was generally inconsistent and weak. In response, we set about reducing our costs by flattening our management structure and reducing our workforce in the second half of fiscal 2012. This restructuring is expected to reduce controllable expenses by approximately A$4 million per month during fiscal 2013. This became a priority as we worked to offset margin compression and as a way of aligning resources with scrap flows with more attractive margins.

Results for fiscal 2012 in North America were also impacted by significant items that decreased Adjusted EBIT by A$47.9 million. These items include, among others, inventory write-downs to net realizable value (A$15 million), a provision related to a dispute with a third party (A$13 million), the final settlement of a business arrangement (A$8 million), a credit loss in a customer bankruptcy (A$4 million), and redundancies (A$6 million).

Europe

Sales in fiscal 2012 increased by A$296.0 million, or 20%, to A$1,780.6 million from A$1,484.6 million in fiscal 2011. The increase was due to higher ferrous, non-ferrous and recycling solutions sales, partially offset by currency exchange movements. The increase in ferrous and non-ferrous sales was primarily due to the acquisition of Dunn Brothers, which was completed towards the end of fiscal 2011. Recycling solutions sales have benefited both from acquisitions and organic growth. Recent acquisitions contributed approximately A$260 million to sales in fiscal 2012. The impact of currency exchange movements decreased sales in Europe by A$95.2 million.

Adjusted EBIT in fiscal 2012 decreased by A$50.0 million, or 50%, to A$50.2 million from A$100.2 million in fiscal 2011. Results in fiscal 2012 were impacted by significant items that decreased Adjusted EBIT by A$5.9 million. These items include, among others, inventory write-downs to net realizable value (A$4 million) and redundancies (A$2 million).

Our European business had a disappointing performance during fiscal 2012, as our UK Metals business struggled with weak scrap generation and tight margins. At the end of fiscal 2012, our UK Metals business implemented a rationalization plan to reduce controllable expenses and align resources with slower intake and to defend margins. We believe this rationalization plan will reduce costs by approximately A$1.5 million per month beginning toward the end of the first half of fiscal 2013. Despite challenging results from the scrap metal business, the European region remained profitable due to the earnings contribution from SRS in Continental Europe, although earnings for SRS in Europe were lower in fiscal 2012 compared to fiscal 2011. This was primarily a result of lower commodity price realizations and macroeconomic factors. Growth in SRS is evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology.

Fiscal 2011 compared with fiscal 2010

Australasia

Sales in fiscal 2011 increased by A$147.9 million, or 12%, to A$1,369.2 million from A$1,221.3 million in fiscal 2010. Adjusted EBIT in fiscal 2011 increased by A$19.1 million, or 31%, to A$79.0 million from A$59.9 million in fiscal 2010.

Our Australasian business performed well in fiscal 2011, experiencing a significant improvement in its ferrous business. This was accomplished by a growth in sales and earnings due to higher sales volumes, which increased 11% from fiscal 2010, and higher average ferrous selling prices. In addition, the enhancement of the downstream recovery systems at our St. Marys shredder, contributed to higher profitability.

North America

Sales in fiscal 2011 increased by A$953.0 million, or 19%, to A$5,993.0 million from A$5,040.0 million in fiscal 2010. The increase was due to higher ferrous sales volumes, offset by currency exchange movements. The impact of currency exchange movements decreased sales in North America by A$720.2 million.

Adjusted EBIT in fiscal 2011 increased by A$41.3 million, or 51%, to A$120.5 million from A$79.2 million in fiscal 2010. Adjusted EBIT in North America was negatively impacted by currency exchange movements which decreased Adjusted EBIT by A$14.5 million.

Our North America Metals business experienced a meaningful recovery in fiscal 2011, particularly in the second half of the fiscal year, which resulted in higher sales and Adjusted EBIT. Shipments increased by 11% in fiscal 2011 compared to fiscal 2010. The improvement in North America was a result of better intake which contributed to higher sales volumes. Demand from deep sea ferrous markets was strong in the second half of fiscal 2011, also contributing to higher sales volumes.

North America Adjusted EBIT was favorably impacted by one-time income items of A$7.0 million, most of which related to a gain on sale of other financial assets.

Europe

Sales in fiscal 2011 increased by A$293.3 million, or 25%, to A$1,484.6 million from A$1,191.3 million in fiscal 2010. The increase in sales was due to higher ferrous, non-ferrous and recycling solution sales, partially offset by currency exchange movements. The impact of currency exchange movements decreased sales by A$174.2 million.

Adjusted EBIT in fiscal 2011 increased by A$33.6 million, or 50%, to A$100.2 million from A$66.6 million in fiscal 2010. Adjusted EBIT in Europe was favorably impacted by A$11.0 million of one-time income items, most of which related to a commercial settlement. Adjusted EBIT in Europe was negatively impacted by currency exchange movements which decreased Adjusted EBIT by A$12.3 million.

We noted strong growth in profitability within our UK Metals business and our SRS business in Continental Europe. We generated improved ferrous and non-ferrous earnings year-on-year in our traditional metals business and saw our shipments increase by 5% in fiscal 2011. Our SRS business generated a strong result again from organic growth, evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology. Strong results for SRS in fiscal 2011 also are attributed to a successful acquisition strategy. During fiscal 2011, we made four acquisitions for SRS in Europe.

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

We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in currency exchange movements or commodity prices. Derivative financial instruments are used for hedging purposes and are not intended for use as trading or other speculative instruments. We use different methods to measure different types of risk to which we are exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.

Risk management is carried out by a limited number of employees as authorized by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

The Risk, Audit & Compliance Committee (RAC) of the Board oversees on a quarterly basis the monitoring of compliance by management with our risk management framework. RAC is assisted in its oversight role by our internal audit function. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to RAC.

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

As of June 30, 2012, our cash and cash equivalents amounted to A$51.4 million compared to A$165.5 million as of June 30, 2011. As of June 30, 2012, total borrowings were A$343.6 million compared to A$291.7 million as of June 30, 2011. Our borrowings, net of cash and cash equivalents amounted to 11% of total capital at June 30, 2012. The majority of our borrowings are from our credit facilities. We had available borrowing capacity measured against maximum credit amounts under our credit facilities of A$1,098.0 million as of June 30, 2012, compared to A$1,088.9 million as of June 30, 2011. Borrowings under our credit facilities are subject to covenants as described below.

Our credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, HSBC Bank Australia Limited, HSBC Bank plc and HSBC Bank USA National Association, collectively HSBC, National Australia Bank Limited, or NAB, and Bank of America Corporation, N.A., or BOA. These credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities provided that we are not in default and the borrowings do not exceed the commitment amount. Information about our credit facilities is included within the following table. The maturity dates may be extended by each lender on an annual basis at their absolute discretion.

Lender	Maximum Commitment	Maturity Date
CBA	A$52.3 million	October 31, 2015
CBA	US$241.5 million	October 31, 2015
CBA	£100.0 million	October 31, 2015
WBC	US$175.0 million	October 31, 2015
WBC	£89.6 million	October 31, 2015
WBC	€27.0 million	October 31, 2015
NAB	US$175.0 million	June 23, 2014
HSBC	A$4.0 million	June 23, 2015
HSBC	US$257.3 million	June 23, 2015
HSBC	£27.7 million	June 23, 2015
BOA	US$200.0 million	October 31, 2015

Borrowings under the CBA, WBC, HSBC and NAB credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar) or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility bears interest at either the US Federal Funds Rate plus a margin, the US Prime Rate, the Eurocurrency Floating Rate plus a margin or the Eurocurrency fixed rate plus a margin. Our weighted average interest rate for both fiscal 2012 and 2011 was 2.5%.

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

These credit facilities also require us to comply with certain financial covenants, which are measured on a bi-annual basis. The primary financial covenants require us to have a minimum tangible net worth of A$1.5 billion, a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense of not less than 3.5 to 1 and a ratio of total financial indebtedness to EBITDA that is not greater than 3.0 to 1. We were in compliance with all of our financial covenants as of June 30, 2012.

Furthermore, these credit facilities contain customary events of default, such as: failure to pay any amounts outstanding under the credit facility when due; the failure to perform or observe certain covenants, including any financial covenant; certain breaches of any representation or warranty contained in the credit facility; the inability of us or any of our subsidiaries to pay its debts as they become due and payable; and the institution of an insolvency proceeding with respect to us or any subsidiary. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the lender and the acceleration of all amounts outstanding under such credit facility. These credit facilities also provide for cross defaults, such that if we default under one credit facility, we will be deemed to have defaulted under all of our credit facilities.

If we either seek to extend the maturity or modify the foreign exchange denominated credit amounts, then all of our bank credit facility providers either may vary the terms of their facilities to their satisfaction or give notice of termination of their facilities. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms.

Cash Flows

	Fiscal year ended June 30,
(in A$ millions)	2012	2011	2010
Net cash inflow/(outflow) from operating activities	289.6	158.6	(47.5)
Net cash outflow from investing activities	(342.6)	(225.1)	(248.6)
Net cash (outflow)/inflow from financing activities	(65.4)	124.2	359.3
Effect of foreign exchange on cash and cash equivalents	4.3	(24.5)	(0.4)

Net (decrease)/increase in cash and cash equivalents	(114.1)	33.2	62.8

Fiscal 2012 compared with fiscal 2011

Net cash generated from operating activities increased by A$131.0 million in fiscal 2012 compared to fiscal 2011.The increase primarily was due to an improvement in working capital changes, partially offset by lower operating profit. Cash generated from working capital was A$64.1 million in fiscal 2012 compared to cash used for working capital of A$157.7 million in fiscal 2011. The improvements in working capital primarily were due to lower levels of accounts receivable and inventories, net of lower accounts payable in fiscal 2012 compared to fiscal 2011.

Net cash used in investing activities increased by A$117.5 million in fiscal 2012 compared to fiscal 2011. The increase primarily was driven by our investment of A$93.5 million in CTG and the subscription for a convertible bond from CTG in the amount of A$37.8 million. We also received A$40.0 million from the sale of a business by a joint venture in fiscal 2012. Capital expenditures were A$161.1 million in fiscal 2012 compared to A$142.8 million in fiscal 2011. Cash used for acquisitions was A$82.2 million in fiscal 2012 compared to A$105.8 million in fiscal 2011.

Net cash used in financing activities was A$65.4 million in fiscal 2012 compared to cash generated from financing activities of A$124.2 million in fiscal 2011. The decrease primarily was due to lower net borrowings in fiscal 2012. In fiscal 2012, we also commenced a share buy-back program and used A$38.5 million for the repurchase of our shares. Cash dividends paid in fiscal 2012 were A$69.3 million compared to A$52.4 million in fiscal 2011.

On August 23, 2012, the Board determined the payment of a final dividend of A$0.10 per share franked at 0% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on or around October 19, 2012, is A$20.5 million.

Fiscal 2011 compared with fiscal 2010

Net cash generated from operating activities increased by A$206.1 million in fiscal 2011 compared to fiscal 2010. The increase primarily was due to higher operating profit and lower working capital requirements. Cash used for working capital was A$157.7 million in fiscal 2011 compared to A$342.6 million in fiscal 2010 and primarily benefited from lower accounts receivable and higher accounts payable.

Net cash used in investing activities decreased by A$23.5 million in fiscal 2011 compared to fiscal 2010. The decrease was driven by proceeds from the sale of other financial assets and lower payments for business acquisitions, partially offset by higher capital expenditures. In fiscal 2011, we received net proceeds from the sale of other financial assets of A$26.5 million. Payments for acquisitions were A$105.8 million in fiscal 2011 compared to A$113.4 million in fiscal 2010. Capital expenditures were A$142.8 million in fiscal 2011 compared to A$120.9 million in fiscal 2010.

Net cash generated from financing activities decreased by A$235.1 million in fiscal 2011 compared to fiscal 2010. The decrease primarily was due to lower proceeds from the issuance of shares which were A$3.6 million in fiscal 2011 compared to A$441.9 million in fiscal 2010. In fiscal 2010, we raised A$432.6 million from the sale of shares through an institutional placement. Cash dividends paid in fiscal 2011 were A$52.4 million compared to A$29.4 million in fiscal 2010.

Share buy-back program

On October 7, 2011, we announced the establishment of an on-market share buy-back program as part of our capital management strategy. In accordance with the listing rules of the ASX, our buy-back program allows us to purchase a maximum of 10% of our issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. In the year ended June 30, 2012, we purchased 3,039,649 ordinary shares at a total cost of A$38.5 million. These reacquired ordinary shares have been cancelled. The current on-market share buy-back program is ongoing through October 23, 2012. See “Item 16.E. — Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details on the ordinary shares bought back in fiscal 2012.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trends Information

See “Item 5.A. — Operating Results” for information on material trends affecting our business and results of operations.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on liquidity, capital resources, market risk support or credit risk support. Information related to our off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at June 30, 2012, are included in Notes 22 and 23 of the consolidated financial statements included in Item 18 of this annual report.

F. Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations and commitments are summarized in the following table, which includes aggregate information about our contractual obligations as of June 30, 2012, and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

	Payments due by Period
(in A$ millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Contractual Obligations
Long-term debt [1]	386.2	18.3	77.2	290.7	—
Capital expenditures	69.2	62.4	6.8	—	—
Derivatives — net settled	1.4	1.4	—	—	—
Derivatives — gross settled:
Inflows	(149.3)	(149.3)	—	—	—
Outflows	150.0	150.0	—	—	—
Pension plan contributions [2]	4.3	4.3	—	—	—
Operating leases	334.3	68.9	92.4	48.4	124.6

Total contractual cash obligations	796.1	156.0	176.4	339.1	124.6

[1]	Long-term debt includes interest based on the June 30, 2012 floating interest rates.

[2]

Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ended June 30, 2013. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

Set forth below is information regarding the members of our Board as of October 1, 2012:

Name and Age	Title	Term Expires
Executive Directors:
Daniel W. Dienst, 47	Executive Director and Group Chief Executive Officer	#

Non-Executive Directors:
Geoffrey N. Brunsdon, 54	Chairman and Independent Non-Executive Director	2012[1]
Norman R. Bobins, 69	Independent Non-Executive Director	2014
John T. DiLacqua, 60	Independent Non-Executive Director	2014
J. Michael Feeney, 66	Independent Non-Executive Director	2012[2]
Gerald E. Morris, 80	Independent Non-Executive Director	2014
Christopher J. Renwick, 70	Independent Non-Executive Director	2013
Heather Ridout, 58	Independent Non-Executive Director	2014
M. Paul Sukagawa, 61	Non-independent Non-Executive Director	2012[1]
James T. Thompson, 62	Independent Non-Executive Director	2012[1]
Paul J. Varello, 68	Independent Non-Executive Director	2012[2]

#	Under our constitution, the Group Chief Executive Officer does not have a term limit.

[1]	Messrs. Brunsdon, Sukagawa and Thompson will be standing for re-election at our annual general meeting on November 15, 2012.

[2]	Messrs. Feeney and Varello will be retiring from the Board on November 15, 2012.

Daniel W. Dienst

Mr. Dienst was appointed as an Executive Director and Group Chief Executive Officer in March 2008. He is a member of each of the Safety, Health, Environment & Community Committee, the Nomination/Governance Committee and the Finance & Investment Committee. Mr. Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, which merged with the Company in March 2008. From January 1999 to January 2004, Mr. Dienst served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. Mr. Dienst is a director of other Sims subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.

Geoffrey N. Brunsdon

Mr. Brunsdon was appointed as a director in November 2009, appointed Deputy Chairperson in September 2011 and appointed Chairperson of the Company in March 2012. He is the Chairperson of the Finance & Investment Committee and is a member of each of the Risk, Audit & Compliance Committee and the Remuneration Committee. Until June 2009, Mr. Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital, Chairman of MetLife Insurance Limited (since April 2011) and a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr. Brunsdon is also a director of several non-profit organizations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.

Norman R. Bobins

Mr. Bobins was appointed as a director in March 2008. He is Chairperson of the Nomination/Governance Committee and is a member of the Finance & Investment Committee. Mr Bobins was formerly a director of Metal Management (since 2006). He is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr. Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, Mr. Bobins was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. He is the Non-Executive Chairman of The PrivateBank and Trust Company. Mr. Bobins is also a director of AGL Resources, Inc. (since 2011) and AAR CORP (since 2007). He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.

John T. DiLacqua

Mr. DiLacqua was appointed as a director in September 2011. He is a member of each of the Risk, Audit & Compliance Committee and the Finance & Investment Committee. Mr. DiLacqua was formerly a director of Metal Management (since June 2001), and was a director of Sims between March and November 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, Mr. DiLacqua served as President of the US Ferrous Operations of Philip Metals, Inc., and, prior to that as the President of Luria Brothers from May 1994. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. Mr. DiLacqua is a certified public accountant.

J. Michael Feeney

Mr. Feeney was appointed as a director in September 1991. He is Chairperson of the Remuneration Committee and is a member of each of the Risk, Audit & Compliance Committee and the Nomination/Governance Committee. Mr. Feeney formerly was an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.

Gerald E. Morris

Mr. Morris was appointed as a director in March 2008. He is Chairperson of the Risk, Audit & Compliance Committee and is a member of each of the Remuneration Committee and the Nomination/Governance Committee. Mr. Morris was formerly a director of Metal Management (since January 2004). He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He earned his BA from the University of Connecticut. Mr. Morris is a certified public accountant.

Christopher J. Renwick

Mr. Renwick was appointed as a director in June 2007. He is Mitsui’s designated independent director. Mr. Renwick is Chairperson of the Safety, Health, Environment & Community Committee and is a member of the Nomination/Governance Committee. Mr. Renwick was employed with the Rio Tinto Group for over 35 years and served as Chief Executive, Rio Tinto Iron Ore, from 1997 until his retirement in 2004. He has previously served as Chairman and director of Coal and Allied Industries Limited (2004 to 2011), Chairman of the Rio Tinto Aboriginal Fund (2004 to 2011) and director of Downer EDI Limited (2004 to 2010). Mr. Renwick is a director of South East Regional Touring Opera Company Limited, a “not-for-profit” public company limited by guarantee, which operates as “Melbourne Opera”.

Heather Ridout

Mrs. Ridout was appointed as a director in September 2011. She is a member of the Safety, Health, Environment & Community Committee. Mrs. Ridout formerly was the Chief Executive Officer of the Australian Industry Group from 2004 until her retirement in April 2012. She is a Member of the Board of the Reserve Bank of Australia (since December 2011), the Australian Securities Exchange Limited (since August 2012), and is a director of the AustralianSuper Trustee Board, the largest industry fund in Australia. Mrs. Ridout also serves on the Boards of Skills Australia, a Federal Government body established to shape Australia’s strategy on skills development, and the Climate Change Authority, an independent body established to provide advice on the Australian Government’s policies for reducing carbon pollution. She has an economics degree with honors from the University of Sydney.

M. Paul Sukagawa

Mr. Sukagawa was appointed as a director in November 2009. He is Mitsui’s designated representative director. Mr. Sukagawa is a member of each of the Finance & Investment Committee, the Nomination/Governance Committee and the Safety, Health, Environment & Community Committee. He joined Mitsui & Co., Ltd in 1973, and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004—2007), President & CEO of PT. Mitsui Indonesia (2007—2009) and, most recently, Senior Adviser of Mitsui Iron Ore Development since April 2009.

James T. Thompson

Mr. Thompson was appointed as a director in November 2009. He is a member of each of the Finance & Investment Committee and the Remuneration Committee. From 2004 until his retirement in 2007, Mr. Thompson served as Executive Vice President—Commercial for The Mosaic Company, one of the world’s largest fertilizer companies, with sales of US$11 billion and some 8,000 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974 to 2004 in various roles at Cargill, Inc. of Minnesota, US, leading to the position of President of Cargill Steel Group from 1996 to 2004. During that period, Mr. Thompson also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). He is currently a director of Hawkins, Inc., and serves on the Board of Visitors of the University of Wisconsin School of Education. Mr. Thompson has a BS from the University of Wisconsin—Madison.

Paul J. Varello

Mr. Varello was appointed as a director in November 2005. He served as Chairperson of the Company from August 2009 until 1 March 2012. Mr. Varello is a member of each of the Remuneration Committee and the Nomination/Governance Committee. He is Chairman of Commonwealth Engineering and Construction (CEC), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. Mr. Varello is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.

Executive Officers

Set forth below is information regarding our executive officers as of October 1, 2012:

Name and Age	Title
Robert Larry, 51	Group Chief Financial Officer
Graham Davy, 47	CEO — European Metals and Sims Recycling Solutions - Global Operations
Robert Kelman, 48	President — North America Metals
Darron McGree, 64	Managing Director — Australia and New Zealand Metals

Robert Larry

Mr. Larry has served as Group Chief Financial Officer since March 2008. Mr. Larry served as Executive Vice President and Chief Financial Officer of Metal Management from August 1996 to March 2008. He was Treasurer of Metal Management from September 2004 to March 2008.

Graham Davy

Mr. Davy has been the CEO — European Metals and Sims Recycling Solutions — Global Operations since October 2006. He has been employed by the Group in various capacities since September 1988, including establishing the SRS business in 2002.

Robert Kelman

Mr. Kelman has served as President — North America Metals since February 2012. He was President of Commercial North America from March 2008 to January 2012 and, prior to that, he was President and Chief Operating Officer of Sims Group USA Holdings from 2007 to March 2008. Mr. Kelman served as Vice President and General Manager of Northeast Metals Operations of Sims Group USA from 2005 to 2007. From 1997 to 2005, he was the Senior Vice President and General Manager of Hugo Neu Schnitzer East, a joint venture between Hugo Neu Corporation and Schnitzer Steel.

Darron McGree

Mr. McGree has served as Managing Director of Sims Group Australia Holdings Limited since 2005. Prior to that time, he held various senior management positions since joining Sims in 1983.

B. Compensation

The following section reports the remuneration to our Board and describes our compensation policies and actual compensation for our executive officers as well as our use of equity incentives.

Director Compensation

Remuneration for non-executive directors, or NEDs, recognizes the need to reward directors for their commitment to the corporate governance of the Company, their active participation in the affairs of the business and the contribution they make generally to the maximization of shareholder value. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.

Annual NED fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders. The current pool limit of A$3,000,000 was approved by shareholders at our 2009 annual general meeting. The Remuneration Committee believes that this limit continues to be appropriate at this time and therefore no increase to the limit will be sought at our 2012 annual general meeting.

Under the current fee framework, NEDs receive a base fee and also receive further fees for chairmanship of a Board Committee. An increase in NED fees was approved by the Board for fiscal 2012 as outlined in the table below.

	Fiscal Year
NED Fees in A$	2012	2011
Base fee (Chairperson)	450,528	433,200
Base fee (Non-Executive Director)	203,424	195,600
Chairperson Risk, Audit & Compliance Committee	65,000	60,000
Chairperson Safety, Health, Environment & Community Committee	35,000	30,000
Chairperson Remuneration Committee	35,000	30,000
Chairperson Finance & Investment Committee	35,000	30,000
Chairperson Nomination/Governance Committee	35,000	30,000

NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from Board meetings, or when otherwise engaged in the business of the Company in accordance with Board policy.

NEDs are not currently covered by any contract of employment. Therefore, they have no contract duration, notice period for termination, or entitlement to termination payments other than as noted below.

NEDs do not participate in any incentive (cash or equity-based) arrangements. Mr. Morris holds options as a result of grants made by Metal Management prior to the merger with Sims in March 2008.

Our NEDs’ Retirement Allowance Scheme was discontinued effective June 30, 2006. The accrued amount for Mr. Feeney, the sole remaining NED who had participated in the plan, was frozen and has been indexed at 5% per annum until payment. For Australian resident NEDs, superannuation is paid in addition to these fee rates. We pay superannuation at 9% for each Australian resident NED, as required by legislation. Superannuation is not paid for overseas directors.

Details of the fees paid to NEDs in fiscal 2012 are set out in the table below. For NEDs who receive payments in foreign currencies, the table below reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate on the date of payment. Accordingly, both the amount of any remuneration and any movement in comparison to the prior fiscal year may be influenced by changes in the respective currency exchange rates. For information with respect to the Sims shares and equity awards held by members of the Board, see “Item 6.E. — Share Ownership.”

	Short- Term Benefits	Post-Employment Benefits
(in A$) Name	Cash Fees	Super- annuation[6]	Retire- ment Benefits	Total
Norman R. Bobins[1,7]	225,935	—	—	225,935
Geoffrey N. Brunsdon[2]	308,199	27,738	—	335,937
John T. DiLacqua[1,3,7]	162,939	—	—	162,939
J. Michael Feeney	238,424	21,458	24,421	284,303
Robert Lewon[1,5,7]	81,306	—	—	81,306
Gerald E. Morris[1,7]	254,363	—	—	254,363
Christopher J. Renwick	238,424	21,458	—	259,882
Heather Ridout[3]	169,520	15,257	—	184,777
M. Paul Sukagawa[4]	203,424	—	—	203,424
James T. Thompson[1,7]	192,946	—	—	192,946
Paul J. Varello[1,2,7]	350,099	—	—	350,099

[1]	Messrs. Bobins, DiLacqua, Lewon, Morris, Thompson and Varello are US residents and receive their payments in US dollars.

[2]	Mr. Brunsdon was appointed Chairman in March 2012. Mr. Varello served as Chairman from August 2009 to March 2012.

[3]	Mr. DiLacqua and Mrs. Ridout were appointed to the Board on September 1, 2011.

[4]	Mr. Sukagawa is a representative director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his fees are paid to a Mitsui affiliate in Australia.

[5]	Mr. Lewon retired from the Board on November 10, 2011.

[6]	Superannuation contributions are made on behalf of NEDs to satisfy our obligations under Superannuation Guarantee legislation.

[7]	Fees for fiscal 2012 that were paid in US dollars were converted at a rate of A$1 to US$1 as set by the Remuneration Committee in July 2011.

Executive Officer Compensation

Executive remuneration policy

The executive remuneration policy recognizes that we operate in a global environment and that our performance depends on the quality of our people. The policy seeks to ensure alignment between our remuneration philosophy, our business strategy and the best interests of our shareholders.

The primary aim of our remuneration policy is to attract, motivate and retain high caliber executives. To do so, we provide executive remuneration packages that are competitive (referencing market data), and commensurate with employee responsibilities and accountabilities.

Fixed Remuneration

Our executive fixed remuneration levels are benchmarked against a comparator group by Mercer (the Board’s external remuneration adviser). In light of our global operations, the comparator group includes industry-related companies of a relative size, footprint and complexity. Adjustments with respect to fixed remuneration were made in fiscal 2012, factoring in appropriate benchmarks, role and executive performance.

Variable Pay

Our variable pay plans use demanding financial and individual performance criteria focused on delivering short-term and long-term value to shareholders. We endeavor to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practice in the US, the UK and Australia.

Our Short-Term Incentive, or STI, plan is a global plan and the fiscal 2012 metrics were in alignment with our strategic plan and factored in our cost of capital. The STI plan for the executive director and executives is weighted 80% on financial measures and, in order to drive and reinforce desired individual behaviors and outcomes, 20% on individual measures. The STI plan performance in respect of financial measures came in below threshold on a company-wide basis and, as such, only “personal priority” portions of the STI plan were earned by the executive director and executives as measured against company-wide performance. However, some regions did achieve partial accomplishments against target. As such, bonuses were paid to those executives in line with the respective performance of their region as applicable, in conjunction with their performance against their individual objectives.

Under our Long-Term Incentive, or LTI, plan, performance rights and options are granted to select executives consistent with the framework of the awards made to the executive director, as approved by shareholders at our annual general meeting in November. These awards provide meaningful remuneration opportunities that are aligned with our share price performance and reflect the importance of retaining our world-class management team.

The performance rights are nil exercise price options and vest subject to relative total shareholder return (TSR) performance against an industry peer group over a three-to-five-year period. This is consistent with competitive market practice in Australia and the UK. The options have an exercise price which is equal to the average share price for the five days preceding the grant date. They vest in three installments over a three-year period subject to continued service. The options reward executives for share price growth and only deliver value if the share price exceeds the exercise price subsequent to vesting. This is consistent with competitive market practice in the US.

This LTI structure ensures that executives focus on shareholder value creation relative to companies within our industry, as well as the creation of absolute shareholder value. Under this structure, executives cannot receive their full LTI opportunity unless our share price has grown in absolute terms and our TSR is at or above the 75th percentile of our industry peer group. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can still vest if relative TSR performance is strong but no shareholder value has been created.

The following table sets forth remuneration paid to our executive director and executive officers in fiscal 2012. For executives listed below who are not residents of Australia, their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. For information with respect to the Sims shares and equity awards held by our executive director and executive officers, see “Item 6.E — Share Ownership.”

Name	Salary[1]	Cash Bonus[2]	Other Benefits[3]	Pension and Super- annuation	Other Long- Term Benefits[4]	Share- based Pay- ments[5]	Total
				(in A$)
Daniel Dienst[6]	1,288,885	819,653	109,473	37,594	—	4,281,770	6,537,375
Graham Davy[6]	526,691	244,274	32,107	25,023	—	701,230	1,529,325
Robert Kelman[6]	668,669	133,686	92,863	29,222	4,845	638,123	1,567,408
Robert Larry[6]	644,442	128,888	131,998	29,734	4,845	852,834	1,792,741
Darron McGree	621,557	244,923	2,362	108,773	19,430	393,231	1,390,276
Alan Ratner[6,7]	644,442	128,888	51,065	18,015	—	638,123	1,480,533

[1]

Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual. Effective February 1, 2012, commensurate with the assumption of his new role and expanded responsibilities, Mr. Kelman received a nine percent increase to his base salary.

[2]

Cash bonus amount reflects the amount accrued for all executives under the STI plan. The Company agreed to make a one-off payment to Mr. Dienst of US$500,000 in exchange for an agreement to extend his existing contract through June 30, 2013.

[3]

Other short-term benefits include auto allowances, health and life insurance benefits, amounts accrued for annual leave during the period and personal security payments (for Mr. Dienst). The amount for Mr. Larry also includes a one-time reimbursement (plus related gross-up) of expenses incurred arising from a medical injury that occurred while travelling internationally on Company business.

[4]	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.

[5]	Share-based payments represent the accounting expense (as computed pursuant to IFRS 2 Share-based Payments) recognized by us for share-based awards.

[6]	Messrs. Dienst, Larry, Ratner and Kelman receive their cash payments in US dollars. Mr. Davy receives his cash payments in pounds sterling.

[7]	Mr. Ratner’s remuneration disclosed above reflects his remuneration for the entire fiscal 2012. He ceased being classified as an executive officer as of January 31, 2012.

Share-based Plan Awards

During fiscal 2012, the following grants of options were made to the executive director and executive officers under our LTI plan. The options vest over three years beginning on August 23, 2012.

Name	Grant Date	Number Granted		Exercise Price	Expiration Date
Ordinary shares (A$)
Graham Davy	November 11, 2011	71,274		$13.07	November 11, 2018
Darron McGree	November 11, 2011	87,260	[1]	$13.07	November 11, 2018

ADS (US$)
Daniel Dienst	November 11, 2011	283,695		$13.37	November 11, 2018
Robert Kelman	November 11, 2011	70,924		$13.37	November 11, 2018
Robert Larry	November 11, 2011	88,655		$13.37	November 11, 2018
Alan Ratner	November 11, 2011	70,924		$13.37	November 11, 2018

[1]	Represents a cash-settled phantom option grant.

During fiscal 2012, the following grants of performance rights were made to the executive director and executive officers under our LTI plan. The performance rights will vest on August 31, 2015, subject to the achievement of a TSR over a three-year period commencing on July 1, 2012.

Name	Grant Date	Number Granted
Daniel Dienst	November 11, 2011	332,916
Graham Davy	November 11, 2011	28,733
Robert Kelman	November 11, 2011	41,615
Robert Larry	November 11, 2011	52,018
Darron McGree	November 11, 2011	35,178
Alan Ratner	November 11, 2011	41,615

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

In accordance with the listing rules of the ASX, directors (other than the Group Chief Executive Officer) appointed to fill a casual vacancy or as an addition to the Board must stand for re-election at our next annual general meeting, and directors serve three-year terms and are eligible for re-election to further three-year terms.

The Board is responsible for the corporate governance and overall performance of the Company and for providing strategic guidance for our business. The Board’s responsibilities encompass the setting of key objectives, monitoring performance and ensuring our internal control, risk management and reporting procedures are adequate and effective.

Committees of the Board

The Board has established five committees to assist in the execution of Board functions, namely, a Remuneration Committee, a RAC Committee, a SHEC Committee, a Nomination/Governance Committee and a Finance & Investment Committee. Although the Board may delegate powers and responsibilities to these committees, the Board retains ultimate accountability for discharging its duties. Descriptions of the current roles and responsibilities of these committees are set forth below.

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

The primary role of the Remuneration Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies which are observed and which enable us to attract and retain executives and directors who will create value for our shareholders. The Remuneration Committee has responsibility for, among other things, reviewing and making recommendations to the Board on:

•	remuneration and incentive performance packages of the Group Chief Executive Officer and direct reports to the Group Chief Executive Officer;

•	recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of annual fees paid to the non-executive directors.

RAC Committee

The RAC is composed of at least three directors, each of whom must be independent. All RAC members must be financially literate and at least one member must have accounting or related financial management expertise. The current members of the RAC are Gerald E. Morris (Chair), Geoffrey N. Brunsdon, John T. DiLacqua and J. Michael Feeney. The Board has determined that each member of the RAC is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Further, each member of the RAC is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

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

The RAC is also required to pre-approve all audit and non-audit services (including valuation, internal audit, legal and corporate services) provided by the external auditors and not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditors’ judgment or independence in respect of Sims or that violate the prohibitions on non-audit services provided in Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 or the auditor independence rules or interpretations of the US Securities and Exchange Commission, or SEC, or the US Public Company Accounting Oversight Board.

SHEC Committee

The SHEC Committee is composed of at least three directors, of whom one at least must be independent. The current members of the SHEC Committee are Christopher J. Renwick (Chair), Daniel W. Dienst, Heather Ridout and M. Paul Sukagawa.

The primary role of the SHEC Committee is to provide additional focus and advice to the Board on key SHEC issues and to assist the Board to fulfill and discharge its SHEC obligations.

Nomination/Governance Committee

The Nomination/Governance Committee is composed of at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Norman R. Bobins (Chair), Daniel W. Dienst, J. Michael Feeney, Gerald E. Morris, Christopher J. Renwick, M. Paul Sukagawa and Paul J. Varello.

The Nomination/Governance Committee is responsible for recommending nominees for membership of the Board in accordance with the Nomination/Governance Committee’s policy and procedures for the selection and appointment of new directors and the re-election of incumbent directors. The Nomination/Governance Committee also accesses necessary and desirable competencies of Board members. The Nomination/Governance Committee is also responsible for reviewing our corporate governance procedures and recommending changes to the Board as appropriate; developing a plan for Board succession, including the succession of the Chairperson of the Board and the Group Chief Executive Officer, and monitoring succession plans for our management levels and key resources; and establishing procedures for and overseeing the evaluation of the Board.

Finance & Investment Committee

The Finance & Investment Committee, or FIC, is composed of at least three directors of whom one at least shall be independent. The current members of the FIC are Geoffrey N. Brunsdon (Chair), Norman R. Bobins, Daniel W. Dienst, John T. DiLacqua, M. Paul Sukagawa and James T. Thompson.

The primary role of the FIC is to review, advise and report to the Board on the management of our financial resources and invested assets, shareholder dividend policy and shareholder dividends, our capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC also reviews broad investment policies and guidelines and makes recommendations to the Board.

D. Employees

We had 6,678 employees as of June 30, 2012. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2012	2011	2010
Australasia	1,051	985	895
North America	3,727	3,536	3,370
Europe	1,900	1,727	1,307

Total employees	6,678	6,248	5,572

The increase in the number of employees from June 30, 2011 to June 30, 2012 primarily was due to additions from acquisitions and greenfield operations during fiscal 2012.

We have a mix of collective “at will” and individually negotiated employment arrangements throughout North America, Australasia and Europe.

In locations where our employees are represented by unions, we work closely with the unions and strive to maintain positive labor relations. We had no significant strikes or other industrial actions during fiscal 2012 and successfully renegotiated the collective bargaining agreements that expired during fiscal 2012. We believe that strong relations with all our employees, unionized and non-unionized, must be built on values of mutual trust and respect.

Management believes that we have good relations with our employees and with the labor unions.

E. Share Ownership

The following table sets forth certain information as of September 30, 2012 for directors and as of June 30, 2012 for executive officers, regarding the beneficial ownership of our shares:

Name	Number of shares held
Directors:
Norman R. Bobins	54,600
Geoffrey N. Brunsdon	12,057
Daniel W. Dienst	592,593
John T. DiLacqua	—
J. Michael Feeney	32,789
Gerald E. Morris	20,000
Christopher J. Renwick	3,144
Heather Ridout	—
M. Paul Sukagawa	3,000
James T. Thompson	12,000
Paul J. Varello	106,225

Executive officers:
Graham Davy	70,039
Robert Kelman	—
Robert Larry	58,067
Darron McGree	47,462

Details regarding potential ownership interest of the members of our Board and our executive officers through holding equity-based incentives are set forth in Note 25 of the consolidated financial statements included in Item 18 of this annual report. Details regarding options and performance rights granted to executive officers during fiscal 2012 are set forth in “Item 6.B. — Compensation.” None of the members of our Board or our executive officers own more than 1% of our outstanding ordinary shares nor do they have different voting rights with respect to their share ownership.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below presents certain information regarding the beneficial ownership of our ordinary shares as of September 1, 2012 by each person known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares based upon filings made by such persons with the ASX.

Principal Beneficial Shareholders	Number of Ordinary Shares	Percentage
Mitsui Raw Materials Development Pty Limited	36,151,787	17.7%
IOOF Holdings Limited	14,570,156	7.1%
Commonwealth Bank of Australia	12,439,040	6.1%

As far as is known, we are not directly or indirectly owned or controlled by another corporation or by any government or natural or legal person(s) severally or jointly. Further, we are not aware of any arrangement which may at a subsequent date result in a change in control.

Significant Changes in the Ownership of Major Shareholders

Commonwealth Bank of Australia. On May 4, 2012, Commonwealth Bank of Australia filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,312,592 ordinary shares, or 5.0% of our then outstanding ordinary shares. On June 12, 2012, Commonwealth Bank of Australia filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 12,439,040 ordinary shares, or 6.1% of our then outstanding ordinary shares.

Legg Mason Asset Management Limited. As of November 27, 2009, Legg Mason Asset Management Limited beneficially owned 12,374,033 ordinary shares, representing approximately 6.1% of our then outstanding ordinary shares. On December 20, 2011, Legg Mason Asset Management Limited filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 10,487,821 ordinary shares, or 5.1% of our then outstanding ordinary shares. On January 6, 2012, Legg Mason Asset Management Limited filed with the ASX a Notice of Ceasing to be a Substantial Holder as a result of owning less than 5% of our then outstanding ordinary shares.

IOOF Holdings Limited. As of September 10, 2010, IOOF Holdings Limited beneficially owned 10,267,704 ordinary shares, representing approximately 5.0% of our then outstanding ordinary shares. On April 21, 2011, IOOF Holdings Limited filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 14,570,156 ordinary shares, or 7.1% of our then outstanding ordinary shares.

M&G Investment Funds. As of October 14, 2009, M&G Investment Funds beneficially owned 21,968,173 ordinary shares, representing approximately 12.1% of our then outstanding ordinary shares. On September 2, 2010, M&G Investment funds filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 20,094,157 ordinary shares, or 9.9% of our then outstanding ordinary shares. On February 25, 2011, M&G Investment Funds filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 10,074,179 ordinary shares, or 4.9% of our then outstanding ordinary shares.

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

Record Holders

As of June 30, 2012, there were 204,816,794 ordinary shares outstanding, of which 3,695,422 ordinary shares were held by 35 registered holders with a registered address in the US and 21,326,764 ADSs were held by 281 registered holders with a registered address in the US. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of the residency of the beneficial holders.

B. Related Party Transactions

Transactions with related parties during fiscal 2012 that are material to us or to a related party are presented in Note 30 of the consolidated financial statements included in Item 18 of this annual report.

C. Interests of Experts and Counsel

Not applicable.

It em 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are set out on pages F-1 to F-77 in Item 18 of this annual report.

Export Sales

The total sales made outside of Australia in fiscal 2012 were A$8.7 billion, which represented 96% of total sales of A$9.0 billion.

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

Dividend Policy

Under our constitution, our Board may, from time to time, determine that a dividend is payable to our shareholders. Subject to our constitution, the Corporations Act, the listing rules of the ASX and the rights of holders of shares with special rights as to dividends, dividends are to be apportioned and paid among our shareholders in proportion to the amounts paid up (not credited) on the shares held by the shareholders. In relation to partly paid shares, any amount paid on a share in advance of a call will be ignored when calculating the relevant proportion. We expect to continue to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our profit after tax, cash flow, financial and economic conditions and other factors. We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of net profit after tax.

On June 28, 2010, new dividend laws came into effect in Australia under the Corporations Act and apply to all Australian incorporated companies. The previous law, which required dividends to be only paid from profits, has been abolished. This has been replaced with a three tiered solvency test which requires:

•	assets to exceed its liabilities immediately before the dividend is declared and the excess to be sufficient for the payment of the dividend;

•	the payment of the dividend to be fair and reasonable to shareholders as a whole;

•	the payment of the dividend not to materially prejudice the ability to pay its creditors.

At our annual general meeting on November 19, 2010, our shareholders approved an amendment to our constitution to replace the profits test with the solvency test.

The Board may deduct from any dividend payable to a shareholder all sums of money presently payable by the shareholder to Sims on account of calls on shares held by it or otherwise. In addition, on February 17, 2012, the Board resolved to suspend the dividend reinvestment plan.

B. Significant Changes

No matters or circumstances have arisen since June 30, 2012 that have significantly affected, or may significantly affect, our operations, results of operations or state of affairs in subsequent accounting periods.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our capital consists of ordinary shares traded on the ASX under the symbol “SGM.” ADSs, each representing one ordinary share, are traded on the NYSE under the symbol “SMS.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon (or BNY Mellon), as depositary under the Amended and Restated Deposit Agreement dated as of March 14, 2008, among Sims, BNY Mellon and registered holders from time to time of ADRs. The ADSs began trading on March 17, 2008.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our ordinary shares on the ASX and the reported high and low quoted prices for the ADSs on the NYSE.

	ASX Price Per Share A$		NYSE Price Per Share US$
	High	Low	High	Low
Fiscal year ended June 30, 2012:
First Quarter	18.57	12.02	19.79	11.68
Second Quarter	14.45	11.54	15.45	10.62
Third Quarter	15.73	12.70	16.70	13.12
Fourth Quarter	15.16	9.02	15.65	9.06

Fiscal year ended June 30, 2011:
First Quarter	19.00	15.38	17.79	13.00
Second Quarter	22.36	15.23	22.41	15.45
Third Quarter	22.02	15.90	22.27	15.79
Fourth Quarter	18.59	15.75	20.05	16.63

Fiscal year ended June 30:
2010	29.15	16.34	23.74	14.10
2009	43.20	10.68	41.49	6.97
2008	42.41	23.59	40.99	23.60

Most recent six months:
September 2012	10.46	8.60	11.05	8.92
August 2012	9.87	7.87	10.13	8.37
July 2012	9.92	7.84	10.13	8.27
June 2012	10.92	9.02	10.34	9.06
May 2012	14.27	10.68	14.64	10.45
April 2012	15.16	14.12	15.65	14.50

At the close of business on October 11, 2012, the market prices for ordinary shares and ADSs were A$10.10 and US$10.32, respectively.

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

Our current constitution was adopted on October 21, 2005, and was amended on November 19, 2010. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor does it provide a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution, which is listed on Exhibit 1.1 hereto and incorporated by reference to Exhibit 1.1 on Form 20-F filed on December 6, 2010.

Directors

Our constitution provides for a minimum of six directors. Under the listing rules of the ASX, our directors are elected for three-year terms and must retire from office or seek re-election by no later than the third annual general meeting following such director’s election or three years, whichever is longer. Our Group Chief Executive Officer, Daniel W. Dienst, is not subject to this obligation while he serves in such position.

The number of directors up for election at an annual general meeting depends upon the number of directors due to retire or seek re-election that year. However, our constitution provides that, unless otherwise determined by a resolution of the Company while Sims is listed on the ASX, at least one director must retire from office at each annual general meeting, unless there has been an election of directors earlier that year. If no director is required to retire at the annual general meeting due to having been in office for three years or due to being appointed by the Board that year, the director required to retire will be the one who has been longest in office since his or her last election.

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

Joint holders of our ordinary shares may vote at any shareholders’ meeting either personally or by proxy, attorney or representative in respect of those ordinary shares as if they were solely entitled to those ordinary shares. If more than one joint holder votes, then the vote of the joint holder whose name appears first on the register will be counted.

Eligible shareholders are able to vote on the remuneration report in our home annual report at the annual general meeting. Even though the vote is advisory only and does not bind the directors, if at least 25% of the votes cast on the resolution are voted against adoption of the remuneration report at two successive annual general meetings, we are required to put a resolution to shareholders at the second of those annual general meetings proposing the calling of a general meeting to consider the appointment of directors. If more than 50% of eligible shareholders vote in favor of this resolution, we will convene a general meeting within 90 days and all of the directors who were in office, other than the managing director, will be subject to reelection by shareholders.

Preemptive Rights

Preemptive rights on transfers of shares are not applicable to listed companies in Australia. ASX listing rule 7.1 limits the extent to which listed companies can place shares without offering them to existing shareholders on a pro rata basis. Generally, placements are limited to 15% of the company’s outstanding share capital in any rolling 12-month period.

Share Repurchases

In accordance with our constitution, we may purchase our own shares, subject to the Corporations Act, our constitution, and the listing rules of the ASX.

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

General meetings of shareholders may be called by the Board. Under the Corporations Act, notice of a general meeting must be given to our shareholders at least 28 days before the date of such general meeting. The notice must specify the date, time and place of the general meeting and state the general nature of the business to be transacted at the general meeting. Under the Corporations Act, a general meeting of shareholders may be called by shareholders holding at least 5% of the total votes that may be cast at the meeting. Furthermore, the Board is obligated to call a general meeting if requested by shareholders holding at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at a general meeting. A quorum for a general meeting is three shareholders.

All shareholders are entitled to attend annual general meetings and general meetings, in person or by proxy, attorney or corporate representative.

Foreign Ownership Regulation

Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975, which impose certain conditions on, or approvals in respect of, the foreign ownership of Australian companies, there are no limitations imposed by law, or our constitution, on the rights of non-residents of Australia or foreign persons to hold or vote the ordinary shares or ADSs that would not apply generally to all shareholders.

Restrictions on Takeovers

The Corporations Act places restrictions on the acquisition of greater than 20% of Sims’ issued voting shares (or where a shareholder’s voting power, whose voting power was already above 20% but below 90%, increases in any way). Such acquisitions must comply with certain prescribed exceptions to these restrictions set forth in the Corporations Act. For instance, such an acquisition may be made under a takeover offer made to all shareholders on the same terms and which complies with certain timetable and disclosure requirements.

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

D. Exchange Controls

The Australian Banking (Foreign Exchange) Regulations 1959, Autonomous Sanctions Regulations 2011, and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. We are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia;

•	a requirement for approval from the Minister for Foreign Affairs and the Department of Foreign Affairs and Trade, or DFAT, for certain payments or dealings in or out of Australia to or on behalf of:

•	certain supporters of the former government of the Federal Republic of Yugoslavia;

•	certain ministers and senior officials of the Government of Zimbabwe;

•	certain entities and persons associated with North Korea;

•	certain entities and persons associated with Libya;

•	certain entities and persons responsible for or involved in human rights abuses in Syria; or

•	certain entities and persons associated with Iran; and

•

sanctions with respect to financial transactions also exist in relation to the Democratic Republic of Congo, Eritrea, Liberia, Sudan, Cote d’Ivoire, Lebanon, Somalia, North Korea, Iran, Iraq, Libya, Al-Qaida and the Taliban. These sanctions are administered by DFAT, based on regulations made under the Charter of the United Nations Act 1945.

This list is subject to change from time to time. Accordingly, at the present time, remittance of dividends on our ordinary shares to the depositary is not subject to exchange controls.

Other than under the Corporations Act 2001, the Foreign Acquisitions and Takeovers Act 1975, the Income Tax Assessment Act 1936 (insofar as such laws apply) or as contained in applicable Australian government policy (and except as otherwise described above), there are no limitations, either under Australian law or under our constitution on the right to hold or vote Sims ordinary shares.

E. Taxation

US Federal Taxation

The following discussion is a summary of the material US federal income tax consequences that are likely to be relevant to US holders in respect of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary does not purport to address all material tax consequences that may be relevant to a particular US holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the US alternative minimum tax, investors that own or are treated as owning 10% or more of Sims’ voting shares, investors that hold ordinary shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction, and investors whose functional currency is not the US dollar) may be subject to special tax rules.

This summary is based on the US Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Convention between Australia and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Treaty. These laws are subject to change, possibly on a retroactive basis. This discussion does not address effects of any US state or local tax laws. The specific tax position and circumstances of each holder will determine the applicable US federal, state and local income tax implications for that holder and we recommend each holder consult their own tax advisor concerning the implications of the acquisition, ownership and disposal of ordinary shares or ADSs. This section does not apply to you if you are not a US holder as defined below. US holders also are advised to consult their own tax advisors regarding their eligibility for Tax Treaty benefits in light of their own particular circumstances, especially with regard to the “Limitations of Benefits” provision.

For purposes of this discussion, you are a US holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the US for US federal income tax purposes;

•	a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized under the laws of the US or any state thereof or the District of Columbia;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decision of the trust.

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for US federal income tax purposes.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds ordinary shares or ADSs, the US holder is urged to consult its own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of ordinary shares or ADSs.

Taxation of dividends

Under the US federal income tax laws, and subject to the discussion below under “Passive foreign investment company,” if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum long-term capital gains tax rate of 15% provided that you held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Otherwise, ordinary income tax rates will apply.

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

Dividends will be income from sources outside the US. Under the foreign tax credit rules, dividends will be “passive” or “general” income for purposes of computing the foreign tax credit.

Taxation of capital gains

Subject to the discussion below under “Passive foreign investment company,” if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognized before January 1, 2013 is generally taxed at preferential rates where the holder has a holding period greater than one year. There are limitations on the deductibility of capital losses.

Medicare Tax on Unearned Income

Signed into law March 30, 2012, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, that certain US persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on “net investment income.” For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over US$200,000 (US$250,000 if married and filing jointly or US$125,000 if married filing separately). “Net investment income” generally equals the taxpayer’s gross investment income (which includes interest, dividends, annuities, royalties, rents and capital gains) reduced by the deductions that are allocable to such income.

You should consult with your independent tax advisor regarding the implications of the additional Medicare tax resulting from your ownership and disposition of ordinary shares or ADSs.

Passive foreign investment company

Special US federal income tax rules apply to US holders owning shares of a PFIC. We believe that our ordinary shares or ADSs will not be treated as shares of a PFIC for US federal income tax purposes in any prior taxable year or for the current taxable year, but this conclusion is a factual determination made annually and therefore may be subject to change. We will generally be considered a PFIC for any taxable year if either (i) at least 75% of our gross income is passive income (the “Income Test”), or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ordinary shares and ADSs, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ordinary shares or ADSs may result in our being a PFIC. If we are classified as a PFIC for any year during which you hold ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares or ADSs. However, if we cease to be a PFIC under the Income Test and the Asset Test, you may make certain elections, including the “mark-to-market” election as discussed below, to avoid PFIC status on a going-forward basis.

If we are a PFIC for any taxable year during which you hold ordinary shares or ADSs, you will be subject to special tax rules with respect to (i) any “excess distribution” that you receive and (ii) any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless you make a “mark-to-market” election. Excess distributions are generally defined as distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The entire amount of any gain realized upon the sale or other disposition will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a PFIC, will be subject to the interest charge described above. The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if you hold the ordinary shares or ADSs as capital assets.

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

Certain US holders who are individuals may be required to report information relating to their ownership of securities issued by non-US companies on Internal Revenue Service Form 8938. US holders should consult their tax advisors regarding their reporting obligations on Internal Revenue Service Form 8938, if any, with respect to their investment in ordinary shares or ADSs.

Commonwealth of Australia Taxation

The following discussion is a summary of the principal Australian taxation implications that are likely to be relevant to a US holder of the acquisition, ownership and disposition of ordinary shares or ADSs. The statements concerning Australian taxation set out below are based on the laws in force at the date of this annual report and the Tax Treaty, which is subject to change, possibly retrospectively.

This summary also does not take into account the specific circumstances of particular US holders, some of which (such as tax-exempt entities, banks, insurance companies, real estate investment trusts, partnerships and other pass-through entities) may be subject to special tax rules. The discussion below does not take into account US holders that have made a choice to use a functional currency. Except as otherwise indicated, the following discussion applies to a US holder that is an individual.

The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of the acquisition, ownership and disposition of ordinary shares or ADSs. The specific tax position and circumstances of each holder will determine the applicable Australian income tax implications for that holder. We recommend each holder consult their own tax adviser concerning the overall tax consequences of the acquisition, ownership and disposition of ADS or ordinary shares in their particular circumstances.

The Australian tax rules may require that amounts denominated in a foreign (i.e., non-Australian) currency be translated into Australian dollars for the purposes of applying the Australian tax rules. The Australian tax rules prescribe certain methods for undertaking this translation. Accordingly, in the discussion below, any amounts denominated in a foreign currency may need to be translated into Australian dollars in accordance with those specific rules.

Taxation of dividends

The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under the Australian dividend imputation system, companies are required to identify dividends paid as either franked or unfranked. In general terms, franked dividends are those paid out of profits that have borne Australian corporate tax, while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Australian corporate tax paid at the corporate level is imputed (or allocated) to shareholders by means of franking credits, which may be allocated to dividends paid by the company to the shareholder. Such dividends are termed “franked dividends.”

The extent to which a company can frank a dividend depends upon, in part, the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives franked dividends from another company. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

When an Australian resident individual shareholder receives a franked dividend, the shareholder may receive a tax offset to the extent of the franking credits, which can be offset against the Australian income tax payable by the shareholder. Certain Australian resident shareholder may be eligible for a refund of excess franking credits.

Fully franked dividends paid to non-resident shareholders generally are exempt from Australian dividend withholding tax. Dividends that are not fully franked dividends generally are subject to withholding tax on the unfranked portion except to the extent that the dividend is declared to be “conduit foreign income” (in essence income and gains that have a foreign source from an Australian perspective which may include dividends received from non-Australian subsidiaries).

Dividends paid to non-resident shareholders that are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked and not paid out of conduit foreign income. In the case of residents of the US, the rate may be reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. Where a US company holds directly at least 10% of the voting interest in the company paying the dividend, the withholding tax rate may be reduced to 5%. This rate may be reduced to 0% in certain circumstances for certain US companies holding at least 80% of the voting shares.

In the case of residents of the US that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, the dividends may not be subject to dividend withholding tax. Rather, such dividends may be taxed on a net assessment basis in Australia and, where the dividends are franked, entitlement to a tax offset against Australian income tax payable by the shareholder may arise to the extent of the franking credits.

In certain circumstances a shareholder may not be entitled to the benefit of franking credits (i.e. may not claim a tax offset). The application of these rules may depend upon, in part, the shareholder’s own circumstances, including the period for which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding. Shareholders will need to obtain their own advice in relation to these rules.

We will send shareholders statements indicating the extent to which dividends are franked or paid out of conduit foreign income, and the amount of tax (if any) withheld.

A US holder of ordinary shares (who is also not a tax resident of Australia and who does not hold ordinary shares through a permanent establishment in Australia) with no other Australian taxable income is not required to file an Australian tax return.

Gain or loss on disposition of shares

The Australian income tax treatment in respect of the disposition of shares will depend on whether the investor holds the shares on capital or revenue account. This will be a question of fact (as opposed to a bright line holding period test) and each investor will need to consider its own circumstances.

Capital Account

Under existing law, a resident of the US disposing of shares in an Australian company held on capital account may be free from tax in Australia except where, generally speaking:

(a)	the shares have been used at any time in carrying on business through a permanent establishment in Australia; or

(b)	the shareholder and its associates hold (or have held the shares for a 12 month period during the last 24 months) an interest of 10% or more in the issued capital of the company and more than 50% of the market value of the company’s assets relate to Australian real property.

If either of the above exceptions apply, tax may be assessed in Australia as follows:

(i) Individual Investor

Tax generally is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of shares acquired after 11:45 a.m. on September 21, 1999, and held for at least 12 months. For shares considered to be acquired for Australian tax purposes at or before 11:45 a.m. on September 21, 1999, individuals will be able to choose between the following alternatives:

•

taxed on any capital gain after allowing for cost base indexation up to September 30, 1999, (essentially when indexation ceased) where the shares have been held for at least 12 months (i.e., the difference between the disposal price and the original cost indexed for inflation over the period to September 30, 1999); or

•

taxed on 50% of the actual capital gain (without adjustment for inflation indexation and after taking into account any offsetting capital losses). On May 8, 2012, the Treasurer of Australia announced that the Government of Australia would remove eligibility for the 50% discount for non-residents on capital gains accrued after 7.30 p.m. on May 8, 2012. The announcement indicates that the 50% discount may continue to be available for capital gains accrued prior to this time if the non-resident chooses to obtain a market valuation of the relevant assets at May 8, 2012. No legislation has been enacted yet to give effect to these announced changes. The scope of these changes will depend upon the form of any legislation enacted

Normal rates of income tax would apply to capital gains so calculated.

Capital losses are not subject to indexation; they are available as deductions, but only to offset capital gains. Depending upon which of the above alternatives are chosen, capital losses may be offset against capital gains indexed to September 30, 1999, or the full nominal capital gain before the 50% reduction. Excess capital losses can be carried forward indefinitely for offset against future capital gains.

(ii) Corporate Investor

Capital gains tax is payable on any capital gains made (without adjustment for inflation indexation) on the disposal of shares considered to be acquired for Australian tax purposes after 11:45am on September 21, 1999. For shares acquired at or before 11:45 a.m. on September 21, 1999, a corporate investor will be taxed on any capital gain after allowing for indexation of the cost base (i.e., the difference between the disposal price and the original cost indexed for inflation over the period). The 50% discount is not applicable for corporate investors. The corporate tax rate is currently 30%.

Excess capital losses can only be offset against future capital gain where certain loss recoupment tests are satisfied. There may be other special rules which apply to the taxation of capital gains for other types of entities.

Revenue Account

Under Australia’s domestic income tax provisions, a non-resident of Australia is taxed on profits arising on the sale of shares where that profit is on revenue account and has an Australian source. The source of profit is a question of fact and will need to be assessed by the investor. For a US holder, the Tax Treaty may apply as follows:

(a)	If the US holders holds the shares as part of a trade or business conducted through a permanent establishment in Australia, any profit on disposal would be assessable and subject to ordinary income tax. (Any losses on disposal may constitute an allowable deduction.)

(b)	If the US holder does not hold the shares as part of a trade or business conducted through a permanent establishment in Australia, then any gain made on the disposal of the shares may not be taxable in Australia. However, if the gain is made on the disposal of shares in a company the assets of which consist wholly or principally of real property situated in Australia, such a gain may be taxable in Australia.

Any taxable gain would be fully taxable. That is, there is no concession to reduce the gain for inflation or apply a discount to reduce the gain.

Even if the gain is on revenue account, it remains necessary to apply the capital gains tax rules described above. However, if a gain is taxable, any capital gain on the sale generally should be reduced to nil under specific anti-duplication rules.

Australian Goods and Services tax (GST) and Australian Stamp Duty

There should be no Australian stamp duty, GST or transfer taxes on the sale, disposal or exchange of ordinary shares by a US holder.

Australian Gift and Estate Tax

Australia does not impose any gift, estate, death, or other duty in respect of the gift, devise or bequest of ordinary shares by a US holder.

Under Australia’s capital gains tax rules, if a US holder receives no consideration for the disposal of his or her ordinary shares, he or she nevertheless may be taken to have received the market value of those ordinary shares. However, certain exemptions from the capital gains tax rules may be available where the capital gain or loss results from the disposal of ordinary shares owned by a US holder just before he or she dies or where the capital gain or loss is made by a legal personal representative of a deceased US holder.

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

We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. We use different methods to measure different types of risk to which we are exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange, commodity prices, equity prices, and ageing analysis for credit risk.

Risk management is carried out by a limited number of employees as authorized by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

RAC oversees, on a quarterly basis, the monitoring of compliance by management with our risk management framework. RAC is assisted in its oversight role by the internal audit function. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.

Refer to Note 2 of the consolidated financial statements included in Item 18 of this annual report for detailed information on our financial risk management.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

BNY Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS program, including, but not limited to, investor relations expenses, the annual NYSE listing fees or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not necessarily tied to the amount of fees the depositary collects from investors. During fiscal 2012, the depositary reimbursed us in the amount of US$135,014.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2012. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Group Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

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

Under the supervision of and with the participation of management, including our Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2012.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of June 30, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.

D. Changes in Internal Control over Financial Reporting

There was no change in internal control over financial reporting during the year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. We have implemented the Sims Metal Management Limited Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behavior within the Company to an external third party. We also conduct employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world. The Code of Conduct is available on our website, at www.simsmm.com, under Investors/Corporate Governance.

Anti-corruption Code

In addition to the Code of Conduct, we have adopted an Anti-corruption Code which has been developed to aid our employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Anti-corruption Code sets out our policy in relation to conflicts of interests, gifts and hospitality, relationships with governments and political contributions. The Anti-corruption Code is available on our website, at www.simsmm.com, under Investors/Corporate Governance.

Dealing in Sims Metal Management Limited Securities

Directors and employees are bound by our policy on dealing in our securities. Under the policy, directors, senior executives and other designated persons only may buy or sell our securities during the period from 24 hours to 28 days after the release of our yearly or half-yearly results announcements, the filing of our Form 20-F with the SEC, during such period following the conclusion of the annual general meeting, during the currency of any capital raising prospectus issued by us or a takeover bid for us, or otherwise in accordance with a properly qualified sale plan that is validly established under Rule 10b5-1 of the Exchange Act. Our policy titled “Dealing in Sims Metal Management Limited Securities” is available on our website, at www.simsmm.com, under Investors/Corporate Governance.

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

The remuneration of our independent auditors PricewaterhouseCoopers, for the last two fiscal years, is set forth below:

	Fiscal years ending June 30,
in A$’000	2012	2011
Audit fees	5,150	5,296
Audit-related fees	170	55
Tax fees	26	307
All other fees	2	11

Total	5,348	5,669

Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of the RAC. Accordingly, the RAC has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services, including tax-related services, must be pre-approved by the RAC, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the RAC of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. All non-audit services provided by our independent auditors in fiscal 2012 were approved in accordance with the Pre-Approval Policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share in A$	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 24 — October 31, 2011	135,297	13.82	135,297	20,468,574
November 1 — November 30, 2011	1,261,515	12.61	1,261,515	19,207,059
December 1 — December 31, 2011	603,188	12.88	603,188	18,603,871
January 1 — January 31, 2012	—	—	—	—
February 1 — February 29, 2012	—	—	—	—
March 1 — March 31, 2012	—	—	—	—
April 1 — April 30, 2012	—	—	—	—
May 1 — May 31, 2012	809,675	13.18	809,675	17,794,196
June 1 — June 30, 2012	229,974	9.92	229,974	17,564,222

Total	3,039,649	12.67	3,039,649

[1]

On October 7, 2011, we announced an on-market share buy-back program, which will allow the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on October 24, 2011. The current on-market share buy-back program is ongoing through October 23, 2012.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Under the NYSE’s corporate governance standards as codified under Section 303A of the NYSE Listed Company Manual, or the NYSE listing rules, foreign private issuers, such as Sims, are permitted to follow home country practice in lieu of the NYSE listing rules, except for the rule regarding compliance with Rule 10A-3 of the Exchange Act and certain certification requirements contained in the NYSE listing rules. Section 303A.11 of the NYSE listing rules, however requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing rules. Following a comparison of our corporate governance practices with the requirements of the NYSE listing rules, the following significant differences were identified:

•	Our Nomination/Governance Committee is not composed entirely of independent directors.

•	Our Nomination/Governance Committee charter does not require the Nomination/Governance Committee to:

•	select or recommend that the Board select, the director nominees for the next annual meeting of shareholders (such nominations are made by shareholders in accordance with our constitution); or

•	oversee the evaluation of management (the Board evaluates the Group Chief Executive Officer and any other executive directors, and the Group Chief Executive Officer evaluates other management).

•

Our Remuneration Committee charter does not require the Remuneration Committee to approve the Group Chief Executive Officer’s goals, evaluate his performance, and determine his compensation level (although the Remuneration Committee must make recommendations to the Board on similar matters).

•	Our Risk, Audit & Compliance Committee charter does not require the RAC to:

•

obtain an annual report by the independent auditor on internal quality-control procedures and relationships between the independent auditor and the company (although the RAC must review audit reports in relation to internal control procedures, and assess the independence of the external auditors);

•	meet separately and periodically with the internal auditors (although the internal auditors may request meetings with the RAC); or

•

review with the independent auditor any audit problems or difficulties and management’s response (although the RAC must resolve disagreements between management and the external auditors), or the responsibilities, budget and staffing of the internal audit function.

•

Shareholders are not provided the opportunity to vote on certain new equity compensation plans or material revisions to existing plans, such as our Long Term Incentive Plan (as this is not obligatory under the listing rules of the ASX), except in relation to the Group Chief Executive Officer and other directors. Grants to the Group Chief Executive Officer under our LTI plan are approved by shareholders.

•

We have not published a set of corporate governance guidelines as set forth in Section 303A.09. However, we do provide information on corporate governance policies and practices as required by the listing rules of the ASX, which are available in our annual report and on our website.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following consolidated financial statements are filed as part of this annual report:

Consolidated Financial Statements — Sims Metal Management Limited

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description
1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 on Form 20-F filed on December 6, 2010).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.2	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.3	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

4.4	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.5	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.6	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.7	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.8•	Second Amended and Restated Credit Agreement, dated as of June 23, 2011, by and among Sims Group USA Holdings Corporation, certain of its affiliates as Borrowers, and Bank of America, N.A. as Lender (“BofA”) (incorporated by reference to Exhibit 4.10 on Form 20-F filed on October 14, 2011).

4.9	Letter from BofA to Sims Metal Management Limited, dated June 23, 2011, regarding application of clause 7.17 of the Common Terms Deed 2011 (incorporated by reference to Exhibit 4.11 on Form 20-F filed on October 14, 2011).

4.10•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower, each company listed in Schedule 2 thereto as a guarantor, and each financial institution listed in Schedule 3 as the lenders (which are HSBC Bank Australia Limited, HSBC Bank plc, HSBC Bank USA, National Association and The Hongkong and Shanghai Banking Corporation Limited (together “HSBC”)). Attached thereto as Schedule 4 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.12 on Form 20-F filed on October 14, 2011).

4.11•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower and Commonwealth Bank of Australia (“CBA”). Attached thereto as Schedule 2 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.13 on Form 20-F filed on October 14, 2011).

4.12	Group Limit Facility dated November 2, 2009 between, amongst others, CBA and Sims Metal Management Limited (incorporated by reference to Exhibit 4.15 on Form 20-F/A filed on April 14, 2010).

4.13•	Amendment and Restatement Deed, dated June 23, 2011, by and among National Australia Bank Limited (“NAB”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement (incorporated by reference to Exhibit 4.15 on Form 20-F filed on October 14, 2011).

4.14•	Amendment and Restatement Deed, dated June 23, 2011, by and among Westpac Banking Corporation (“WBC” and together with BofA, HSBC, CBA and NAB, the “Banks”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement (incorporated by reference to Exhibit 4.16 on Form 20-F filed on October 14, 2011).

4.15	Common Terms Deed, dated June 23, 2011, between Sims Metal Management Limited, each party listed in Part 1 of Schedule 1 thereto as Original Borrowers, each party listed in Part 2 of Schedule 1 thereto as an Original Guarantor, and each party listed in Part 3 of Schedule 1 thereto as an Original Lender (which are each of the Banks) (incorporated by reference to Exhibit 4.17 on Form 20-F filed on October 14, 2011).

4.16•	Renewal Notice, dated June 19, 2012, from BofA and agreed and acknowledged by the Company on behalf of the Company and the borrowers.

4.17•	Renewal Notice, dated June 22, 2012, from the CBA as lender and agreed and acknowledged by the Company on behalf of the borrowers.

4.18•	Fee Letter, dated June 22, 2012, from each of HSBC and agreed by the Company.

4.19•	Renewal Notice, dated June 18, 2012, from WBC and agreed and acknowledged by the Company for itself and on behalf of the other borrowers.

4.20	Deed of Amendment, dated September 21, 2011, by and among the Company and each of the Banks.

4.21	March 2012 Deed of Amendment, dated March 6, 2012, by and between the Company and CBA.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.

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

Date: October 12, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sims Metal Management Limited:

In our opinion, the accompanying consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (“the Company”) at 30 June 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

Sydney, Australia

August 23, 2012

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Sims Metal Management Limited

Consolidated Income Statements

For the year ended 30 June 2012

	Note	2012 A$m	2011 A$m	2010 A$m
Revenue	6	9,042.3	8,852.9	7,458.5

Other income	7	91.2	42.5	25.2
Raw materials used and changes in inventories		(7,017.5)	(6,693.2)	(5,344.3)
Freight expense		(687.0)	(715.1)	(716.0)
Employee benefits expense		(483.9)	(409.7)	(433.0)
Depreciation and amortisation expense	7	(129.9)	(130.6)	(143.9)
Repairs and maintenance expense		(127.2)	(123.5)	(111.7)
Other expenses		(576.0)	(548.5)	(537.5)
Impairment of goodwill and other intangibles	7	(557.6)	-	(0.9)
Finance costs	7	(24.9)	(27.1)	(16.4)
Impairment of goodwill in jointly controlled entity	29	(57.5)	-	-
Share of results of investments accounted for using the equity method	29	(8.0)	28.1	12.1

(Loss)/profit before income tax		(536.0)	275.8	192.1

Income tax benefit/(expense)	8	14.6	(83.7)	(65.4)

(Loss)/profit for the year		(521.4)	192.1	126.7

		A¢	A¢	A¢

(Loss)/earnings per share:
Basic	4	(253.3)	93.9	64.9
Diluted	4	(253.3)	93.3	64.5

The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Comprehensive Income

For the year ended 30 June 2012

	Note	2012 A$m	2011 A$m	2010 A$m
(Loss)/profit for the year		(521.4)	192.1	126.7

Other comprehensive income:
Changes in the fair value of available-for-sale financial assets, net of tax	20	-	0.8	(0.8)
Changes in the fair value of cash flow hedges, net of tax	20	1.2	0.5	(1.1)
Foreign exchange translation differences, net of tax	20	87.8	(523.9)	(121.3)
Net actuarial (losses)/gains on defined benefit plans, net of tax	18(e)	(11.3)	2.8	(2.7)
Share of other comprehensive income of associates, net of tax	29	(0.4)	-	-

Other comprehensive income for the year, net of tax		77.3	(519.8)	(125.9)

Total comprehensive (loss)/income for the year		(444.1)	(327.7)	0.8

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Financial Position

As at 30 June 2012

	Note	2012 A$m	2011 A$m
ASSETS
Current assets
Cash and cash equivalents	32	51.4	165.5
Trade and other receivables	9	513.4	606.7
Inventory	10	890.0	978.5
Other financial assets	11	29.4	15.8

Total current assets		1,484.2	1,766.5

Non-current assets
Investments accounted for using the equity method	29	351.1	310.3
Other financial assets	11	49.4	12.3
Property, plant and equipment	12	977.1	865.5
Retirement benefit assets	18	-	0.9
Deferred tax assets	8	124.2	99.4
Goodwill	13	507.4	988.7
Other intangible assets	14	126.6	136.2

Total non-current assets		2,135.8	2,413.3

Total assets		3,620.0	4,179.8

LIABILITIES
Current liabilities
Trade and other payables	15	672.1	747.3
Borrowings	16	13.7	0.5
Other financial liabilities	11	2.1	5.8
Current tax liabilities		15.7	32.6
Provisions	17	30.6	37.1

Total current liabilities		734.2	823.3

Non-current liabilities
Payables		8.0	3.7
Borrowings	16	329.9	291.2
Deferred tax liabilities	8	109.4	119.6
Provisions	17	29.5	18.6
Retirement benefit obligations	18	14.6	2.9

Total non-current liabilities		491.4	436.0

Total liabilities		1,225.6	1,259.3

Net assets		2,394.4	2,920.5

EQUITY
Contributed equity	19	2,804.3	2,817.9
Reserves	20	(333.4)	(446.3)
Retained (deficit)/earnings	20	(76.5)	548.9

Total equity		2,394.4	2,920.5

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Changes in Equity

For the year ended 30 June 2012

		Contrib-
		uted		Retained	Total
		equity	Reserves	earnings	equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2009		2,352.9	166.0	340.1	2,859.0

Profit for the year		-	-	126.7	126.7
Other comprehensive income		-	(123.2)	(2.7)	(125.9)

Total comprehensive income for the year		-	(123.2)	124.0	0.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(38.6)	(38.6)
Share-based payments		0.5	15.3	-	15.8
Issue of shares under institutional placement		391.4	-	-	391.4
Issue of shares under share purchase plan		41.2	-	-	41.2
Dividend reinvestment plan	21	9.2	-	-	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

Profit for the year		-	-	192.1	192.1
Other comprehensive income		-	(522.6)	2.8	(519.8)

Total comprehensive loss for the year		-	(522.6)	194.9	(327.7)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(71.5)	(71.5)
Share-based payments		3.6	18.2	-	21.8
Dividend reinvestment plan	21	19.1	-	-	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(446.3)	548.9	2,920.5

Loss for the year		-	-	(521.4)	(521.4)
Other comprehensive income		-	88.6	(11.3)	77.3

Total comprehensive loss for the year		-	88.6	(532.7)	(444.1)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(92.7)	(92.7)
Share-based payments		1.5	24.3	-	25.8
Buy-back of ordinary shares	19	(38.5)	-	-	(38.5)
Dividend reinvestment plan	21	23.4	-	-	23.4

		(13.6)	24.3	(92.7)	(82.0)

Balance at 30 June 2012		2,804.3	(333.4)	(76.5)	2,394.4

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Cash Flows

For the year ended 30 June 2012

	Note	2012 A$m	2011 A$m	2010 A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		9,323.9	8,776.0	7,230.3
Payments to suppliers and employees (inclusive of goods and services tax)		(8,959.9)	(8,564.2)	(7,305.1)
Interest received		2.6	3.2	2.8
Interest paid		(22.6)	(21.9)	(16.2)
Dividends received from associates and jointly controlled entities	29	5.1	15.8	19.6
Insurance recoveries		5.3	7.6	1.0
Income taxes (paid)/refunded		(64.8)	(57.9)	20.1

Net cash inflow/(outflow) from operating activities	32	289.6	158.6	(47.5)

Cash flows from investing activities
Payments for property, plant and equipment	12	(161.1)	(142.8)	(120.9)
Proceeds from sale of property, plant and equipment		6.6	3.9	8.1
Payments for acquisition of subsidiaries, net of cash acquired	27	(82.2)	(105.8)	(113.4)
Payment for an interest in an associate	29	(93.5)	-	-
Return of capital from associates and jointly controlled entities	29	0.3	-	0.4
Loan to an associate		(37.8)	-	-
Payments for other financial assets		(1.5)	(28.3)	(22.8)
Proceeds from sale of other financial assets		0.4	54.8	-
Proceeds from sale of jointly controlled assets		40.0	-	-
Loan to third parties		(33.0)	(10.2)	-
Proceeds from repayment on third party loans		19.2	3.3	-

Net cash outflow from investing activities		(342.6)	(225.1)	(248.6)

Cash flows from financing activities
Proceeds from borrowings		2,557.3	3,177.7	3,009.9
Repayment of borrowings		(2,514.3)	(2,997.8)	(3,051.1)
Fees paid for loan facilities		(2.1)	(6.9)	(3.2)
Proceeds from issue of shares		1.5	3.6	441.9
Transaction costs associated with issue of shares		-	-	(8.8)
Payments for shares bought back	19	(38.5)	-	-
Dividends paid	21	(69.3)	(52.4)	(29.4)

Net cash (outflow)/inflow from financing activities		(65.4)	124.2	359.3

Net (decrease)/increase in cash and cash equivalents		(118.4)	57.7	63.2

Cash and cash equivalents at the beginning of the financial year		165.5	132.3	69.5
Effects of exchange rate changes on cash and cash equivalents		4.3	(24.5)	(0.4)

Cash and cash equivalents at the end of the financial year	32	51.4	165.5	132.3

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Reporting entity

Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the year ended 30 June 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The Group is a for-profit entity for the purpose of preparing the consolidated financial statements.

(b) Basis of preparation

The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).

Compliance with IFRS

The consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”).

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities, and liabilities for cash-settled share based payments, which are measured at fair value.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact on the previously reported consolidated financial statements.

The Group reclassified its share of income tax expense for equity accounted investments of A$1.4 million and A$2.4 million, which were included within income tax expense for the years ended 30 June 2011 and 2010, respectively, to share of results of investments accounted for using the equity method.

The Group reclassified non-current receivables of A$9.6 million as at 30 June 2011 to non-current other financial assets to be consistent with the presentation as at 30 June 2012.

Rounding of amounts

The Company is of a kind referred to in the Australian Securities and Investments Commission (“ASIC”) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the consolidated financial statements have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

(c) Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations

There are a number of new and amended accounting standards issued by the AASB and IASB, which are applicable for reporting periods beginning on or after 1 July 2011. The Group has adopted all the mandatory new and amended accounting standards issued that are relevant to its operations and effective for the current reporting period. There was no material impact on the consolidated financial statements for the year as a result of the new and amended accounting standards adopted.

A number of new accounting standards have been issued but are not yet mandatory for the year ended 30 June 2012. The Group has elected not to early adopt any of these new standards or amendments.

Title	IFRS equivalent reference	Impact on the Group	Group Adoption Date
AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income	Revised IAS 1	No material impact	1 July 2012
AASB 10 Consolidated Financial Statements	IFRS 10	Not yet assessed	1 July 2013
AASB 11 Joint Arrangements	IFRS 11	Not yet assessed	1 July 2013
AASB 12 Disclosure of Interests in Other Entities	IFRS 12	Not yet assessed	1 July 2013
Revised AASB 127 Separate Financial Statements	Revised IAS 27	Not yet assessed	1 July 2013
Revised AASB 128 Investments in Associates and Joint Ventures	Revised IAS 28	Not yet assessed	1 July 2013
AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards	-	Not yet assessed	1 July 2013
AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13	IFRS 13	Not yet assessed	1 July 2013
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosures	-	No material impact	1 July 2013
Revised AASB 119 Employee Benefits[1] and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119	Revised IAS 19	Not yet assessed	1 July 2013
Revised AASB 7 Financial Instruments: Disclosures	IFRS 7	Not yet assessed	1 July 2013
Revised AASB 132 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	Revised IAS 32	Not yet assessed	1 July 2014
AASB 9 Financial Instruments[2], AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9	IFRS 9	Not yet assessed	1 July 2015

1 While the Group has not yet assessed the impact of this standard, when adopted, this standard will lead to significant changes to the recognition and measurement of defined benefit pension expense and to the disclosures of all employee benefits.

2 While the Group has not yet assessed the impact of this standard, when adopted, this standard could change the classification and measurement of financial assets.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(e) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Accounting policies of subsidiaries, associates and jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Investments in associates and jointly controlled entities (equity-accounted investees)

An associate is an entity over whose operating and financial policies the Group exercises significant influence, but not control. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting. This involves recording the investment initially at cost, which therefore includes any goodwill and other intangibles on acquisition. The cost of the investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

(iii) Jointly controlled operations

A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. A jointly controlled operation does not involve the establishment of a corporation, partnership or other entity. The consolidated financial statements include the assets that the Group controls and the liabilities that it incurs in the course of pursuing the joint operation, and the expenses that the Group incurs and its share of the income that it earns from the joint operation.

(iv) Transactions eliminated in consolidation

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised gains on transactions between the Group and its equity-accounted investees are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(v) Changes in ownership interests

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

If the ownership interest in an equity-accounted investee is reduced, but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

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

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified as either equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(g) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

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

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in other comprehensive income.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(g) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or long-term intragroup borrowings which, in substance, form part of the Group’s net investment in an entity, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(j) Income tax (continued)

(i) Tax consolidation legislation

Sims Metal Management Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation as of 31 October 2005. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.

(ii) Investment allowances

Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.

(k) Leases

Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership. Finance leases are those that effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. All other leases are classified as operating leases.

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

(l) Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”), who is the chief operating decision maker. Details on the Group’s segments are set out in Note 5.

(m) Impairment of non-current assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (“CGUs”). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

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

(o) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of certain ferrous shipments made to export destinations, which are generally secured by letters of credit that are collected on negotiated terms but generally within 10 days of shipment.

Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts that are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency, default or delinquency in payment, or a significant deterioration in creditworthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.

When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.

(p) Inventory

Inventories are stated at the lower of cost and net realisable value. Cost is based on weighted average and comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

For the year ended 30 June 2012

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

(r) Property, plant and equipment

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(s) Financial assets

Initial recognition and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, or available-for-sale financial assets. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognised initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date - the date that the Group commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified in the statement of financial position based on their maturity.

The Group evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When in rare circumstances the Group is unable to trade these financial assets due to inactive markets and management’s intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets. The reclassification to loans and receivables or available-for-sale depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, these instruments cannot be reclassified after initial recognition.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest method, less impairment.

Convertible loans held by the Group are separately presented as a debt portion and conversion option embedded in convertible loans. On initial recognition, the debt portion represents the residual between the fair value of the convertible loan and the fair value of the embedded conversion option. The debt portion is classified as loans and receivables and is subsequently measured at amortised cost using the effective interest method.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(s) Financial assets (continued)

Subsequent measurement (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investments reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale investment reserve to profit or loss.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on the asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest method. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest method. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss, is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.

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

For the year ended 30 June 2012

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

Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

The Group documents, at the inception of the hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Options and warrants associated with listed equity securities and the conversion feature of convertible loans are classified as derivatives on the statement of financial position.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(u) Goodwill and other intangible assets

(i) Goodwill

Goodwill is measured as described in Note 1(f). Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(iv) Permits

Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.

(v) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year, which are unpaid. The amounts are unsecured and are usually payable within 30 days of recognition.

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

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(z) Employee benefits (continued)

(iii) Superannuation, pensions and other post-retirement benefits (continued)

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

The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currencies that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.

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

When the Company purchases any of its own equity instruments, for example, as a result of a share buy-back, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from contributed equity and any reacquired shares are cancelled upon their purchase.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(ab) Dividends

A provision is made for the amount of any dividends declared on or before the end of the reporting period, but not distributed at the end of the reporting period.

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

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities, which are recoverable from, or payable to, the taxation authority, are presented as operating cash flows.

(ae) Parent entity financial information

The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31, has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.

(ii) Tax consolidation legislation

The Company and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly owned entities’ financial statements.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 1 – Summary of significant accounting policies (continued)

(ae) Parent entity financial information (continued)

(ii) Tax consolidation legislation (continued)

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

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly owned tax consolidated entities.

Note 2 – Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk, foreign exchange risk, commodity price risk and equity securities price risk), credit risk and liquidity risk. The Group’s overall financial risk management strategy seeks to mitigate these risks to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange, commodity prices, equity prices, and ageing analysis for credit risk. Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees, on a quarterly basis, the monitoring of compliance by management with the Group’s risk management framework. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.

The Group holds the following financial instruments:

	2012 A$m	2011 A$m
Financial assets:
Cash and cash equivalents	51.4	165.5
Trade and other receivables	513.4	606.7
Other financial assets	78.8	28.1

Total financial assets	643.6	800.3

Financial liabilities:
Trade and other payables	680.1	751.0
Borrowings	343.6	291.7
Other financial liabilities	2.1	5.8

Total financial liabilities	1,025.8	1,048.5

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 2 – Financial risk management (continued)

(a) Market risk

Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.

(i) Interest rate risk

Interest rate risk arises from interest bearing financial assets and liabilities that the Group utilises. The Group’s main exposure to interest rate risk arises from borrowings at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits, loans to third parties and associates, and borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group’s borrowings are sourced primarily from domestic, but also offshore, markets. The Group’s borrowings consist primarily of foreign currency denominated borrowings and are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.

Specifically, interest rate risk is managed on the Group’s net debt portfolio by:

•	providing access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and
•	negotiating interest rates with the Group’s banks based on a variable pricing matrix, which generally involve a LIBOR rate plus a margin.

The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2012 was 2.5% (2011: 2.5%) . If interest rates had increased by 100 basis points as at the balance date with all other variables held constant, post-tax profit for the year ended 30 June 2012 would have been A$2.4 million lower (2011: A$2.0 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.

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

In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at predetermined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies that are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. On a limited basis, the Group also utilises option contracts to hedge its foreign currency exposure. The Group does not hedge its exposure to recognised assets and liabilities.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 2 – Financial risk management (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

The Group’s exposure to foreign exchange risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	Net financial assets/(liabilities)
Currency:	2012 A$m	2011 A$m
US dollar	37.4	136.1
Euro	31.8	52.4
British pound	-	(1.1)

The table below shows the net impact of a 10% appreciation of the relevant currency against the Australian dollar for the balances above with all other variables held constant and the corresponding effect on the Group’s forward foreign exchange contracts with all other variables held constant. A sensitivity of 10% has been selected, as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2012 A$m	2011 A$m	2012 A$m	2011 A$m	2012 A$m	2011 A$m
Impact on post-tax profit – higher/(lower)	1.0	4.1	0.8	0.2	-	(0.1)
Impact on equity	14.7	14.3	(0.7)	(0.7)	9.3	15.2

The impact on equity includes the effect from intragroup long-term borrowings which, in substance, form part of the Group’s investment in an entity. Exchange gains and losses on these balances are recorded in the foreign currency translation reserve.

A 10% depreciation of the relevant currency against the Australian dollar would have an equal and opposite effect.

Translation risk

The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk, therefore, exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve and as a result can influence compliance with credit agreements.

(iii) Price risk

Commodity price risk

The Group is exposed to risks associated with fluctuations in the market price for ferrous and non-ferrous metals and precious metals, which are at times volatile. The Group seeks to mitigate commodity price risk by seeking to turn over its inventories quickly, instead of holding inventories in anticipation of higher commodity prices. The ability of the Group to accomplish an adequate level of inventory turnover can be a function of demand and market conditions which are not always steady. The Group uses forward commodity contracts matched to purchases or sales of non-ferrous metals (primarily copper and aluminum) and precious metals.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 2 – Financial risk management (continued)

(a) Market risk (continued)

(iii) Price risk (continued)

Commodity price risk (continued)

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.

At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss. Note 11 shows the carrying amount of the Group’s forward commodity contracts at the end of the reporting period.

The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding forward commodity contracts, with all other variables held constant. A 10% sensitivity has been selected, as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	2012 A$m	2011 A$m
Impact on post-tax profit – higher/(lower)	(9.2)	(10.6)

A 10% depreciation of the stated commodity prices would have an equal and opposite effect.

Equity securities price risk

The Group is exposed to equity securities price risk through financial instruments classified as fair value through profit or loss, whose valuations are partially derived from equity prices of listed securities. These financial instruments relate to an investment in an associate that the Group considers strategic in nature. The Group does not attempt to manage the price risk related to these financial instruments.

The Group is also exposed to equity securities price risk through investments in marketable securities. These marketable securities are traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.

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

The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of “A” by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 2 – Financial risk management (continued)

(c) Liquidity risk

Liquidity risk is associated with ensuring that there is sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities to meet the Group’s obligations when they come due and the ability to close out market positions.

The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.

The Group has access to unsecured global multi-currency/multi-option loan facilities all of which are subject to common terms. The loan facilities have maturities ranging from 23 June 2014 to 31 October 2015. The Group also has annual rights to extend the maturity by an additional year in certain circumstances. The Group had access to the following credit standby arrangements at the balance date. The amount of credit available is subject to limits from covenants as specified in the loan facilities.

	2012 A$m	2011 A$m
Unsecured global multi-currency/multi-option loan facilities	1,451.6	1,419.7
Amount of credit unused	1,098.0	1,088.9

The contractual cash flows of the Group’s financial liabilities are shown in the table below. The contractual amounts represent the future undiscounted cash flows. The amounts for interest bearing liabilities also include interest cash flows and, therefore, do not equate to the carrying amount. The expected timing of cash outflows are set out below.

	2012 A$m			2011 A$m
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
Non-derivatives:
Trade and other payables	672.1	-	-	747.3	-	-
Payables – non-current	-	2.9	5.1	-	0.9	2.8
Borrowings (including interest payments)	18.3	18.2	349.7	18.6	18.6	309.3

	690.4	21.1	354.8	765.9	19.5	312.1
Financial guarantees[1]	41.6	-	-	64.5	-	-

	732.0	21.1	354.8	830.4	19.5	312.1

Derivatives:
Net settled (forward commodity contracts)	1.4	-	-	2.9	-	-
Gross settled (forward foreign exchange contracts):
- (inflow)	(149.3)	-	-	(195.3)	-	-
- outflow	150.0	-	-	198.2	-	-

	2.1	-	-	5.8	-	-

1	Refer to Note 22(a) for details on financial guarantees. The amounts disclosed above are the maximum amounts allocated to the earliest period in which the guarantee could be called. However, the Group considers that it is more likely than not that such an amount will not be payable under the arrangement.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 3 – Critical accounting estimates and judgements

Certain amounts included in the consolidated financial statements involve the use of estimation and/or judgement. Estimates and judgments used in preparation of the consolidated financial statements are continually evaluated and are based on historical experience and other factors, including the expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. The resulting accounting estimates may differ from actual results.

The following are the critical judgements and estimations that have the most significant effect on the amounts recognised in the consolidated financial statements.

Impairment of goodwill

Goodwill is tested for impairment in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amount of each CGU is determined based on the higher of its value-in-use or fair value less costs to sell. These calculations require the use of assumptions such as discount rates, exchange rates, growth rates, and other assumptions. As at 30 June 2012, the carrying amount of goodwill was A$507.4 million. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.

Taxation

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods. For more information see Note 8.

Valuation of inventories

The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined using estimation techniques, including observation, weighing and other industry methods and are subject to periodic physical verification.

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Cost is determined by the weighted average method and comprises direct purchase costs, direct labor and an appropriate portion of fixed and variable overhead costs (refer to Note 1(p)). The Group reviews its inventory at the end of each reporting period to determine if it is properly stated at net realisable value. Net realisable value is based on current assessments of future demand and market conditions. The amount of write-downs of inventories to net realisable value is disclosed in Note 7. Given the significance of inventories to the consolidated statement of financial position, the determination of net realisable value is considered to be a critical accounting estimate. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates of net realisable value in response to changing market conditions.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 4 – Earnings per share

	2012	2011	2010
(Loss)/earnings per share (in cents)
Basic	(253.3)	93.9	64.9
Diluted	(253.3)	93.3	64.5

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	205,828	204,630	194,417
Effect of equity issue[1]	-	-	929

Basic shares	205,828	204,630	195,346
Dilutive effect of share-based awards	-	1,330	1,129

Diluted shares	205,828	205,960	196,475

1In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

Due to the loss after tax in the year ended 30 June 2012, the dilutive effect of share-based awards, which was approximately 2.0 million shares, was not included as the result would have been anti-dilutive. For the years ended 30 June 2011 and 2010, share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. Details relating to share awards are set out in Note 24.

Note 5 – Segment information

(a) Description of segments

The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical area of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:

•	North America - comprising the United States of America and Canada.
•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong, Dubai and South Africa.
•	Europe - comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

The Group reports revenues by the following product groups:

•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.
•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
•

Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials, including refrigerators, electrical and electronic equipment.

•	Secondary processing and other services - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other service revenue.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(b) Information about reportable segments

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2011.

	North America A$m	Austral- asia A$m	Europe A$m	A$m
2012
Total sales revenue	6,027.0	1,228.1	1,780.6	9,035.7
Other revenue/income	0.5	5.3	0.8	6.6

Total segment revenue	6,027.5	1,233.4	1,781.4	9,042.3

Segment EBIT	(615.9)	93.3	7.8	(514.8)

Interest income				3.7
Finance costs				(24.9)

Loss before income tax				(536.0)

Segment total assets	2,066.3	733.0	820.7	3,620.0
Segment total liabilities	608.6	190.6	426.4	1,225.6

Net assets	1,457.7	542.4	394.3	2,394.4

Other items:
Depreciation and amortisation expense	77.1	24.9	27.9	129.9
Share of results of investments accounted for using the equity method	(11.9)	3.9	-	(8.0)
Investments accounted for using the equity method	230.9	120.2	-	351.1
Acquisitions of property, plant and equipment	79.0	39.5	42.6	161.1
Impairment charge/(reversal):
Goodwill	510.8	3.6	42.4	556.8
Other intangible assets	0.8	-	-	0.8
Property, plant and equipment	3.1	0.3	(3.0)	0.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(b) Information about reportable segments (continued)

	North America A$m	Austral- asia A$m	Europe A$m	A$m
2011
Total sales revenue	5,993.0	1,369.2	1,484.6	8,846.8
Other revenue/income	1.0	4.8	0.3	6.1

Total segment revenue	5,994.0	1,374.0	1,484.9	8,852.9

Segment EBIT	120.5	79.0	100.2	299.7

Interest income				3.2
Finance costs				(27.1)

Profit before income tax				275.8

Segment total assets	2,656.0	633.0	890.8	4,179.8
Segment total liabilities	670.4	220.9	368.0	1,259.3

Net assets	1,985.6	412.1	522.8	2,920.5

Other items:
Depreciation and amortisation expense	82.7	21.7	26.2	130.6
Share of results of investments accounted for using the equity method	25.2	2.9	-	28.1
Investments accounted for using the equity method	288.8	21.5	-	310.3
Acquisitions of property, plant and equipment	69.2	29.4	44.2	142.8

2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	79.2	59.9	66.6	205.7

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				192.1

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of results of investments accounted for using the equity method	9.0	3.1	-	12.1
Investments accounted for using the equity method	348.9	20.6	-	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9

Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	-	14.5
Other intangible assets	0.9	-	-	0.9

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(c) Other segment information

(i) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

(ii) Sales to external customers

	2012 A$m	2011 A$m	2010 A$m
Australia	339.9	518.4	505.3
China	1,844.6	1,373.3	1,189.1
USA	1,925.3	1,739.6	1,966.4
Turkey	1,643.9	1,452.3	843.3
South Korea	432.7	525.7	660.5
Other	2,849.3	3,237.5	2,288.0

	9,035.7	8,846.8	7,452.6

No single customer contributed 10% or more to the Group revenue for all the periods presented.

(iii) Revenue by product

	2012 A$m	2011 A$m	2010 A$m
Ferrous secondary recycling	6,258.6	6,143.6	5,071.2
Non-ferrous secondary recycling	1,656.5	1,724.0	1,525.5
Recycling solutions	1,011.8	786.4	657.4
Secondary processing and other services	108.8	192.8	198.5

Total sales revenue	9,035.7	8,846.8	7,452.6

(iv) Non-current assets

Non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2012 A$m	2011 A$m
Australia	244.4	219.8
USA	1,247.5	1,709.2
United Kingdom	233.4	222.0
Other	236.9	150.6

	1,962.2	2,301.6

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 6 – Revenue

	2012 A$m	2011 A$m	2010 A$m
Sales revenue
Sale of goods	8,965.9	8,789.0	7,391.9
Service revenue	69.8	57.8	60.7

	9,035.7	8,846.8	7,452.6

Other revenue
Interest income	3.7	3.2	2.8
Rental income	2.9	2.9	3.1

	6.6	6.1	5.9

	9,042.3	8,852.9	7,458.5

Note 7 – Other income and expenses

(a) Other income

	2012 A$m	2011 A$m	2010 A$m
Gain on sale of jointly controlled assets[1]	35.7	-	-
Commercial settlements	1.4	15.4	-
Gain on sale of other financial assets	-	11.0	-
Insurance recoveries	5.3	7.6	1.0
Net gain on revaluation of financial assets at fair value through profit or loss	-	0.6	0.4
Government grants	0.5	0.7	0.7
Net foreign exchange gain	-	1.0	-
Net gain on disposal of property, plant and equipment	2.8	1.3	3.0
Remeasurement at fair value of interest in Port Albany Ventures LLC (“Port Albany”) [2]	-	-	8.7
Net gain on currency derivatives	4.1	-	7.0
Net gain on held for trading commodity derivatives	34.0	-	-
Third party commissions	4.2	3.5	2.9
Other	3.2	1.4	1.5

	91.2	42.5	25.2

[1]	Represents the gain from the sale of the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys
(see Note 27).
[2]

During 2010, the Group purchased the remaining 50% ownership interest in Port Albany, which was previously a jointly controlled entity. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition date fair value which resulted in the recognition of a gain.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 7 – Other income and expenses (continued)

(b) Specific expenses recognised in (loss)/profit before income tax

	2012 A$m	2011 A$m	2010 A$m
Depreciation and amortisation:
Depreciation expense	103.1	102.2	109.1
Amortisation expense	26.8	28.4	34.8

	129.9	130.6	143.9

Finance costs[1]	24.9	27.1	16.4
Net loss on held for trading commodity derivatives	-	30.9	15.4
Net loss on currency derivatives	-	0.6	-
Net foreign exchange loss	2.5	-	15.6
Net loss on revaluation of financial assets at fair value through profit or loss	2.0	-	-
Equity-settled share-based payments expense[2]	24.3	15.7	16.9
Cash-settled share-based payments expense	-	0.4	0.1
Defined contribution superannuation expense	10.8	10.2	7.0
Rental expenses relating to operating leases	79.5	63.3	60.1

[1]	Finance costs include commitment fees paid on the Group’s loan facilities of A$7.0 million (2011: A$11.4 million; 2010: A$5.8 million).
[2]	2012 amount includes A$7.9 million of long-term incentive expense associated with the final settlement of a business arrangement.

(c) (Loss)/profit before income tax includes the following expenses, which are disclosed due to their size or nature

	2012 A$m	2011 A$m	2010 A$m
Impairment losses/(reversals):
Impairment of goodwill (Note 13)	556.8	-	-
Impairment of other intangible assets (Note 14)	0.8	-	0.9

	557.6	-	0.9

Impairment of goodwill in jointly controlled entity (Note 29)	57.5	-	5.7
Impairment of trade receivables[1]	5.1	0.3	1.2
Impairment of property, plant and equipment[2]	0.4	-	14.5

Write-down of inventory to net realisable value	21.3	2.0	18.5
Natural disaster related expenses[3]	2.6	6.9	-
Transaction costs related to business combinations	2.5	3.1	0.4
Redundancies[4]	9.9	1.6	5.7
Withdrawal liability related to multi-employer pension plans	3.0	-	-
Provision recorded for a dispute with a third party (Note 22)	12.8	-	-

[1]	2012 amount includes A$4.4 million provision related to a receivable that was partially impaired as a result of a customer bankruptcy.
[2]

2012 amount is comprised of impairments of A$3.4 million related to excess or under-utilised processing equipment offset by the reversal of a previously recognised impairment of A$3.0 million on land. 2010 amount is comprised of impairments of A$15.8 million related to processing equipment located in idled yards offset by the reversal of previously recognised impairments of A$1.3 million on processing equipment.

[3]

Amounts primarily represents costs associated with the floods in Queensland, Australia. These costs were reimbursed by the Group’s insurance carrier and the reimbursement is included in the “insurance recoveries” line in other income above.

[4]	2012 amount primarily represents employee termination benefits associated with the Group’s cost reduction plans in the United States and United Kingdom.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes

	2012 A$m	2011 A$m	2010 A$m
(a) Income tax (benefit)/expense

Current income tax charge	35.2	73.3	69.7
Adjustments for prior years	(6.6)	2.4	5.6
Deferred income tax	(43.2)	8.0	(9.9)

Income tax (benefit)/expense	(14.6)	83.7	65.4

Deferred income tax expense included in income tax expense comprises:
(Increase) in deferred tax assets	(22.1)	(6.5)	(4.9)
(Decrease)/increase in deferred tax liabilities	(21.1)	14.5	(5.0)

	(43.2)	8.0	(9.9)

(b) Reconciliation of income tax (benefit)/expense to prima facie tax payable

(Loss)/profit before income tax	(536.0)	275.8	192.1

Tax at the standard Australian rate of 30%	(160.8)	82.7	57.6
Effect of tax rates in other jurisdictions	(12.1)	(3.9)	2.4
Equity accounted investees results reported net of tax	(1.6)	(0.9)	(1.6)
Non-deductible impairment of goodwill	156.0	-	-
Non-deductible impairment of goodwill in jointly controlled entity	11.9	-	-
Non-deductible expenses	4.7	4.6	6.1
Share-based payments	6.5	2.1	2.8
Non-assessable income	(2.5)	(2.0)	(2.5)
Adjustments for prior years	(6.3)	2.4	5.6
Prior year tax loss not previously recognised	-	(1.1)	(1.7)
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	-	-	(2.6)
Non-assessable gain on disposal of jointly controlled assets	(10.7)	-	-
Other	0.3	(0.2)	(0.7)

Income tax (benefit)/expense	(14.6)	83.7	65.4

(c) Income tax charged/(credited) directly to equity

Share placement costs	-	-	(1.3)
Share-based payments	0.0	(3.3)	1.6
Exchange gain/(loss) on foreign denominated intercompany loans	7.0	(36.8)	(4.6)

	7.0	(40.1)	(4.3)

(d) Tax (benefit)/expense relating to items of other comprehensive income

Cash flow hedges	0.4	0.3	(0.4)
Available-for-sale financial assets	-	0.6	(0.6)
Defined benefit plans	(4.9)	1.7	(1.1)

	(4.5)	2.6	(2.1)

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes (continued)

	2012 A$m	2011 A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	20.2	16.3
Employee benefits	11.3	6.1
Inventory and consumables	7.6	4.2
Property, plant and equipment	2.4	1.6
Jointly controlled entities and associates	4.1	-
Tax loss carryforwards	19.0	8.3
Share-based payments	6.0	7.8
Other	5.0	3.9

	75.6	48.2

(amounts recognised directly in equity)
Share-based payments	0.8	0.8
Defined benefit plans	8.0	3.1
Share placement costs	0.5	1.0
Exchange loss on foreign denominated intercompany loans	39.3	46.3

	48.6	51.2

Movements
Balance at 1 July	99.4	74.1
Charged to income statement	22.1	6.5
Adjustments for prior years	(6.1)	0.7
Transfers from/(to) deferred tax liabilities	7.5	(11.2)
Acquisitions	2.7	0.1
Charged directly to equity and other comprehensive income	(3.6)	40.2
Other	-	(0.3)
Foreign exchange differences	2.2	(10.7)

Balance at 30 June	124.2	99.4

Deferred tax assets expected to be recovered within 12 months	43.5	27.3
Deferred tax assets expected to be recovered after 12 months	80.7	72.1

	124.2	99.4

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangible assets	26.6	37.9
Property, plant and equipment	73.4	72.6
Inventory and consumables	3.3	3.2
Jointly controlled entities and associates	1.3	4.2
Other	4.4	1.7

	109.0	119.6

(amounts recognised directly in equity)
Cash flow hedges	0.4	-

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes (continued)

(e) Deferred tax assets and liabilities (continued)

	2012 A$m	2011 A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	119.6	133.7
Charged to income statement	(21.1)	14.5
Adjustments for prior years	(4.2)	5.2
Transfers to/(from) deferred tax assets	7.5	(11.2)
Charged directly to equity and other comprehensive income	(1.1)	2.7
Acquisitions	3.1	0.9
Foreign exchange differences	5.6	(26.2)

Balance at 30 June	109.4	119.6

Deferred tax liabilities expected to be settled within 12 months	4.8	4.9
Deferred tax liabilities expected to be settled after 12 months	104.6	114.7

	109.4	119.6

(f) Tax losses

Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2012, the Group has unused tax losses of A$182.2 million (2011: A$107.7 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$95.2 million (2011: A$61.6 million) of such losses.

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

No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$87.0 million (2011: A$46.1 million) due to the unpredictability of future profit streams in the relevant jurisdictions.

(g) Unrecognised temporary differences

As at 30 June 2012, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 9 – Trade and other receivables

	2012 A$m	2011 A$m

Trade receivables	392.5	522.3
Provision for impairment of receivables	(8.3)	(5.4)

	384.2	516.9

Other receivables and deferred expenses	81.8	67.1
Tax receivable	23.0	1.5
Prepayments	24.4	21.2

	129.2	89.8

	513.4	606.7

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

(a) Movements in provision for impairment of receivables

	2012 A$m	2011 A$m	2010 A$m
Balance at 1 July	5.4	3.6	9.0
Provision for impairment recognised during the year	5.1	0.3	1.2
Acquisitions	-	2.8	-
Write-offs	(2.4)	(0.8)	(5.9)
Foreign exchange differences	0.2	(0.5)	(0.7)

Balance at 30 June	8.3	5.4	3.6

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2012, receivables of A$65.7 million (2011: A$106.3 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

Days overdue:	2012 A$m	2011 A$m
1 – 30 days	50.6	95.1
31 – 60 days	4.0	7.3
Over 60 days	11.1	3.9

	65.7	106.3

(c) Other receivables and deferred expenses

Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 9 – Trade and other receivables (continued)

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

Note 10 – Inventory

	2012 A$m	2011 A$m
Raw materials	197.7	172.9
Stores and spare parts	36.7	33.3
Finished goods	655.6	772.3

	890.0	978.5

The cost of inventories recognised as expense during the year ended 30 June 2012 amounted to A$7,161.1 million (2011: A$6,835.2 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

Note 11 – Other financial assets and liabilities

	2012 A$m	2011 A$m
Other financial assets – Current:
Financial assets at fair value through profit or loss:
Investments in marketable securities	5.5	4.0
Loans to third parties carried at amortised cost	18.1	3.8
Derivative financial instruments (c):
Forward foreign exchange contracts – cash flow hedges	3.2	3.9
Forward commodity contracts – held for trading	2.6	4.1

	29.4	15.8

Other financial assets – Non-current:
Loans and other receivables:
Convertible loan to an associate carried at amortised cost (a)	33.1	-
Loans to third parties carried at amortised cost	2.4	2.7
Other receivables	9.7	9.6
Financial assets at fair value through profit or loss:
Embedded conversion feature of convertible loan (a)	2.7	-
Warrants (a)	0.5	-
Options (b)	1.0	-

	49.4	12.3

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 11 – Other financial assets and liabilities (continued)

	2012 A$m	2011 A$m
Other financial liabilities – Current:
Derivative financial instruments (c):
Forward foreign exchange contracts – cash flow hedges	0.7	2.9
Forward commodity contracts – held for trading	1.4	2.9

	2.1	5.8

(a) Convertible loan

On 1 March 2012, the Group subscribed for a HK$315.6 million (A$37.8 million) convertible loan from Chiho-Tiande Group Limited (“CTG”), an associate of the Group. The convertible loan carries an annual interest rate of 4% and is convertible at HK$6.00 per share. In connection with the subscription, CTG also issued to the Group, warrants to purchase 12,638,441 shares of CTG at an exercise price of HK$6.00 per share. Both the convertible loan and warrants have a term of three years from the date of issue, but are not convertible or exercisable until two years from the date of the issue. In certain instances, the conversion period can be extended for a further two years.

The conversion feature of the convertible loan represents an embedded derivative, which, along with the warrants, are recorded as financial assets at fair value through profit or loss. The fair value of both of these financial assets at the issue date was independently calculated by a valuation firm and was recorded as a reduction to the convertible loan as follows:

A$m
Fair value of conversion feature	6.1
Fair value of warrants	1.0
Amortised cost of convertible loan	30.7

37.8

Subsequent to their initial recognition, the conversion feature and warrants have been measured at fair value, with gains or losses being recognised in profit or loss. Subsequent to its initial recognition, the convertible loan is recorded at amortised cost using the effective interest method.

(b) Options

On 17 January 2012, the Group received options to purchase 20,837,095 shares of CTG as part of its investment in CTG (see Note 29). The options have an exercise price of HK$6.00 per share, are immediately exercisable and expire on 17 January 2015.

The options are recorded as financial assets at fair value through profit or loss. The fair value of the options at the issue date was A$1.1 million and was independently calculated by a valuation firm. Subsequent to its initial recognition, the options have been measured at fair value, with any gains or losses being recognised in profit or loss.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 11 – Other financial assets and liabilities (continued)

(c) Derivatives used by the Group

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

(ii) Forward commodity contracts – held for trading

The Group has entered into forward commodity contracts, which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to non-ferrous and precious metal prices as disclosed in Note 2.

(d) Risk exposures

Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial instrument mentioned above.

(e) Fair value

The loans to third parties and the convertible loan to a listed entity, carried at amortised cost, accrue interest at a fixed rate. The fair value of these loans using current interest rates approximates their carrying value. The carrying value of other non-current receivables approximates their fair value.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 11 – Other financial assets and liabilities (continued)

(e) Fair value (continued)

The following table presents the Group’s financial instruments measured at fair value by valuation method.

2012	Level 1 A$m	Level 2 A$m	Level 3 A$m	Total A$m
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	5.5	-	-	5.5
Embedded conversion feature of convertible loan	-	-	2.7	2.7
Warrants	-	-	0.5	0.5
Options	-	-	1.0	1.0
Derivative financial instruments	2.6	3.2	-	5.8

	8.1	3.2	4.2	15.5

Financial liabilities:
Derivative financial instruments	1.4	0.7	-	2.1

	1.4	0.7	-	2.1

2011
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	4.0	-	-	4.0
Derivative financial instruments	4.1	3.9	-	8.0

	8.1	3.9	-	12.0

Financial liabilities:
Derivative financial instruments	2.9	2.9	-	5.8

	2.9	2.9	-	5.8

The fair value of financial instruments traded on active markets (such as publicly traded derivatives and investments in marketable securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, forward foreign exchange contracts) is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the fair value of financial instruments is included in level 3. This is the case for the embedded conversion feature of the convertible loan and unlisted warrants and options. The following table presents the changes in level 3 instruments for the year ended 30 June 2012.

(A$m)	Warrants	Conversion feature	Options	Total
Opening balance	-	-	-	-
Additions	1.0	6.1	1.1	8.2
Revaluation loss recognised in profit or loss	(0.4)	(1.5)	(0.1)	(2.0)
Equity accounting elimination (Note 29)	(0.2)	(2.3)	-	(2.5)
Foreign exchange differences	0.1	0.4	-	0.5

Closing balance	0.5	2.7	1.0	4.2

During the reporting period, there were no transfers between level 1 and level 2 fair value measurements, or no transfers into or out of level 3 fair value measurements.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 12 – Property, plant and equipment

	Land A$m	Buildings A$m	Leasehold improve- ments A$m	Plant & equip- ment A$m	Capital work in progress A$m	Total A$m
At 30 June 2012
Cost	235.5	196.1	81.3	967.1	123.6	1,603.6
Accumulated depreciation	-	(66.4)	(29.6)	(530.5)	-	(626.5)

Net book amount	235.5	129.7	51.7	436.6	123.6	977.1

Year ended 30 June 2012
Balance at 1 July	211.3	118.2	47.4	414.6	74.0	865.5
Additions	5.4	10.7	5.5	73.8	65.7	161.1
Disposals	(1.4)	(1.2)	(0.3)	(2.1)	-	(5.0)
Transfers	0.1	1.7	4.3	13.1	(19.2)	-
Reclassifications (Note 13)	-	-	-	-	(0.2)	(0.2)
Impairments	3.0	-	-	(3.4)	-	(0.4)
Depreciation expense	-	(12.7)	(6.8)	(83.6)	-	(103.1)
Acquisition of subsidiaries (Note 27)	11.0	10.7	0.1	14.1	-	35.9
Sale of jointly controlled assets (Note 27)	(2.1)	(0.3)	-	(1.3)	(0.2)	(3.9)
Foreign exchange differences	8.2	2.6	1.5	11.4	3.5	27.2

Balance at 30 June	235.5	129.7	51.7	436.6	123.6	977.1

At 30 June 2011
Cost	211.3	172.1	70.8	896.3	74.0	1,424.5
Accumulated depreciation	-	(53.9)	(23.4)	(481.7)	-	(559.0)

Net book amount	211.3	118.2	47.4	414.6	74.0	865.5

Year ended 30 June 2011
Balance at 1 July	254.1	143.7	32.5	405.5	90.0	925.8
Additions	1.8	5.4	15.9	86.3	33.4	142.8
Disposals	(6.0)	(0.3)	-	(2.0)	-	(8.3)
Transfers	(2.8)	1.4	7.1	30.3	(36.0)	-
Depreciation expense	-	(14.4)	(5.0)	(82.8)	-	(102.2)
Acquisition of subsidiaries	9.4	2.0	3.2	44.3	-	58.9
Foreign exchange differences	(45.2)	(19.6)	(6.3)	(67.0)	(13.4)	(151.5)

Balance at 30 June	211.3	118.2	47.4	414.6	74.0	865.5

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 13 – Goodwill

(a) Movements in carrying amounts

	2012 A$m	2011 A$m
Cost	1,195.4	1,113.3
Accumulated impairment	(688.0)	(124.6)

Net book amount	507.4	988.7

Balance at 1 July	988.7	1,151.7
Acquisition of subsidiaries (Note 27)	38.7	62.8
Impairment charge	(556.8)	-
Reclassifications	(1.1)	-
Contingent consideration on acquisitions prior to the adoption of AASB 3R (IFRS 3R)	-	(0.5)
Foreign exchange differences	37.9	(225.3)

Balance at 30 June	507.4	988.7

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. Goodwill is monitored and tested for impairment by management at the CGU level. The following CGUs have significant amounts of goodwill:

CGU	Segment	2012 A$m	2011 A$m
North America Metals	North America	267.1	731.7
Continental Europe Recycling Solutions	Europe	53.4	61.1
United Kingdom Metals	Europe	23.9	64.3
United States Recycling Solutions	North America	52.5	49.9
Australia Recycling Solutions	Australia	-	3.6
All other CGUs		110.5	78.1

Total		507.4	988.7

(b) Key assumptions used for goodwill impairment tests

The recoverable amount of each of the Group’s CGUs has been determined based on the higher of fair value less costs to sell or value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.

The value-in-use calculations use a five year cash flow projection, which is based initially on the 2013 financial year budget (as approved by the Board) and a four year forecast prepared by management. The four year forecast is developed using historical averages derived from four years of historical results and the 2013 financial year budget. These five year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and consider the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 13 – Goodwill (continued)

(b) Key assumptions used for goodwill impairment tests (continued)

The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU. Expected future cash flows used to determine the value in use of goodwill are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, further impairments may be identified.

The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
CGU	2012%	2011%	2012%	2011%
North America Metals	13.0–13.4	13.2	3.0	3.0
Continental Europe Recycling Solutions	14.3–14.8	14.6	1.5–2.5	1.5–2.5
United Kingdom Metals	13.4–13.8	13.4	2.5	2.5
United States Recycling Solutions	13.4–14.1	13.1	3.0	3.0
Australia Recycling Solutions	16.5–16.9	15.8	2.5	2.5
All other CGUs	12.2–17.3	12.6–16.9	2.5–3.0	2.5–3.0

(c) Impairment charges recognised

Due to the difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, a goodwill impairment test was performed as at 31 December 2011 and resulted in the following impairment charges being recognised:

CGU	A$m
North America Metals	510.8
United Kingdom Metals	42.4
Australia Recycling Solutions	3.6

Total	556.8

In the half year ended 31 December 2011, results for the North America Metals CGU and United Kingdom Metals CGU were impacted by weak volumes and margin pressure that was encountered during the last three months of the period. In October and November 2011, ferrous scrap prices rapidly declined as deep sea ferrous markets became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. These factors adversely impacted the operating results for these CGUs during the half year ended 31 December 2011, which required a reassessment of the future cash flows of these CGUs. As a result, the carrying value of the goodwill for both CGUs was not fully recoverable resulting in the impairment charges for these CGUs.

The impairment charge related to the Australia Recycling Solutions CGU was due to continued operating losses for this CGU. As a result, the carrying value of goodwill for this CGU exceeded its recoverable amount. After the impairment charge, this CGU had no remaining goodwill.

The annual impairment test performed by the Group as at 30 June 2012 identified no additional impairment.

(d) Impact of possible changes in key assumptions

Other than as disclosed below, the valuations as at 30 June 2012 indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 13 – Goodwill (continued)

(d) Impact of possible changes in key assumptions (continued)

The estimated recoverable amount for the North America Metals CGU and United Kingdom Metals CGU exceeded its carrying value by 2.0% and 6.3%, respectively. For these CGUs, the table below shows the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Discount rate (pre-tax) %	Growth rate %
North America Metals	+0.2	-0.2
United Kingdom Metals	+0.8	-0.8

In isolation, if forecasted cash flows were to decrease by 20% for the North America Metals CGU and United Kingdom Metals CGU, an impairment charge of A$219.2 million and A$23.9 million, respectively, would be required.

Note 14 – Other intangible assets

	Supplier relation- ships A$m	Permits A$m	Licenses/ Contracts A$m	Trade- names A$m	Total A$m
At 30 June 2012
Cost	222.4	9.2	33.2	31.0	295.8
Accumulated impairment	(0.3)	(1.3)	-	-	(1.6)
Accumulated amortisation	(134.5)	-	(26.3)	(6.8)	(167.6)

Net book amount	87.6	7.9	6.9	24.2	126.6

Year ended 30 June 2012
Balance at 1 July	100.3	7.1	4.8	24.0	136.2
Acquisitions (Note 27)	5.2	1.0	3.2	-	9.4
Purchases	-	-	1.0	-	1.0
Reclassifications (Note 13)	1.0	0.1	0.2	-	1.3
Impairment[1]	(0.3)	(0.5)	-	-	(0.8)
Amortisation charge	(23.2)	-	(2.5)	(1.1)	(26.8)
Foreign exchange differences	4.6	0.2	0.2	1.3	6.3

Balance at 30 June	87.6	7.9	6.9	24.2	126.6

At 30 June 2011
Cost	205.5	7.8	29.3	29.4	272.0
Accumulated impairment	-	(0.7)	-	-	(0.7)
Accumulated amortisation	(105.2)	-	(24.5)	(5.4)	(135.1)

Net book amount	100.3	7.1	4.8	24.0	136.2

Year ended 30 June 2011
Balance at 1 July	151.2	8.8	3.3	31.9	195.2
Acquisitions	2.2	-	4.2	0.5	6.9
Amortisation charge	(24.6)	-	(1.9)	(1.9)	(28.4)
Foreign exchange differences	(28.5)	(1.7)	(0.8)	(6.5)	(37.5)

Balance at 30 June	100.3	7.1	4.8	24.0	136.2

[1]Impairments	recognised in connection with yards which were closed.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 15 – Trade and other payables

	2012 A$m	2011 A$m
Trade payables	485.2	547.4
Other payables	153.7	160.8
Deferred income	33.2	39.1

	672.1	747.3

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2. The fair value of the Group’s trade and other payables approximates its carrying value.

Note 16 – Borrowings

	2012 A$m	2011 A$m
Current borrowings:
Bank loans	13.5	—
Other borrowings	0.2	0.5

	13.7	0.5

Non-current borrowings:
Bank loans	329.9	291.0
Other borrowings	—	0.2

	329.9	291.2

Bank loans are unsecured but are subject to various guarantees/cross guarantees, cross defaults and indemnities from the Company and certain of its subsidiaries.

(a) Risk exposures

The Group’s exposure to interest rate risk, as well as information relating to the facility arrangements is set out in Note 2.

(b) Fair value

The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.

Note 17 – Provisions

	2012 A$m	2011 A$m
Employee benefits	40.1	32.6
Legal provisions	13.1	10.1
Environmental compliance	4.0	3.8
Other	2.9	9.2

	60.1	55.7

Current	30.6	37.1
Non-current	29.5	18.6

	60.1	55.7

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 17 – Provisions (continued)

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Legal A$m	Environ- mental compliance A$m	Other A$m
Balance at 1 July	10.1	3.8	9.2
Transfers/reclassifications	-	-	(6.2)
Provisions recognised/(written-back) in profit or loss	12.3	-	(0.1)
Payments	(9.9)	-	-
Foreign exchange differences	0.6	0.2	-

Balance at 30 June	13.1	4.0	2.9

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

(a) Balances recognised in the statement of financial position

	2012 A$m	2011 A$m
Present value of defined benefit obligation	79.5	64.6
Fair value of defined benefit plan assets	(64.9)	(62.6)

Net defined benefit liability	14.6	2.0

These amounts are disclosed as:
Retirement benefit assets	-	0.9
Retirement benefit obligations	14.6	2.9

	14.6	2.0

The Group has no legal obligation to settle the liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 18 – Retirement benefit obligations (continued)

(b) Expense recognised in profit or loss

	2012 A$m	2011 A$m	2010 A$m
Current service cost	1.2	1.3	1.4
Interest cost	3.3	3.3	3.7
Past service cost	0.1	-	-
Expected return on plan assets	(4.1)	(3.6)	(3.6)

	0.5	1.0	1.5

Actual return on plan assets	(0.6)	7.4	8.2

(c) Reconciliations

	2012 A$m	2011 A$m
Movements in the defined benefit obligation:
Balance at 1 July	64.6	72.9
Current service cost	1.2	1.3
Interest cost	3.3	3.3
Past service cost	0.1	-
Actuarial loss/(gain)	11.6	(0.7)
Benefits paid	(3.0)	(3.8)
Contributions paid by members	0.3	0.4
Foreign exchange differences	1.4	(8.8)

Balance at 30 June	79.5	64.6

Reconciliation of the fair value of plan assets:
Balance at 1 July	62.6	61.9
Expected return on plan assets	4.1	3.6
Actuarial (loss)/gain	(4.6)	3.8
Contributions by Group	4.3	4.5
Contributions paid by members	0.3	0.4
Benefits paid	(3.0)	(3.8)
Foreign exchange differences	1.2	(7.8)

Balance at 30 June	64.9	62.6

(d) Categories of plan assets

The major categories of plan assets are as follows:

	2012 A$m	2011 A$m
Cash	2.3	8.3
Equity instruments	42.8	36.5
Debt instruments	14.6	13.5
Property	5.2	4.3

Total plan assets	64.9	62.6

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 18 – Retirement benefit obligations (continued)

(e) Amounts recognised in other comprehensive income

	2012 A$m	2011 A$m	2010 A$m
Actuarial (loss)/gain recognised during the financial year	(16.2)	4.5	(3.8)
Income tax benefit/(expense)	4.9	(1.7)	1.1

Net actuarial (loss)/gain	(11.3)	2.8	(2.7)

Cumulative amount at 30 June	(29.4)	(13.2)	(17.7)

(f) Principal actuarial assumptions

	2012%	2011%	2010%
Australia
Discount rate	2.2	4.3	4.2
Expected rate of return on plan assets	7.0	7.3	7.3
Future salary increases	4.0	3.5	4.0

United Kingdom
Discount rate	4.5	5.5	5.3
Expected rate of return on plan assets	5.4	5.6	5.4
Future salary increases	3.3	3.9	3.6

United States
Discount rate	4.0	5.5	5.5
Expected rate of return on plan assets	7.3	8.0	8.0
Future salary increases	3.5	3.5	3.5

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes, as well as the expected and actual allocation of plan assets to these major categories and considers recommendations from the Group’s actuaries. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.

(g) Employer contributions

Employer contributions for defined benefit schemes are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2012.

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution, which is expected to be a constant percentage of members’ salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2012, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2013 is A$2.0 million for Australia, A$1.5 million for the United Kingdom, and A$0.8 million for the United States.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 18 – Retirement benefit obligations (continued)

(h) Historic summary

	2012 A$m	2011 A$m	2010 A$m	2009 A$m	2008 A$m
Defined benefit plan obligation	79.5	64.6	72.9	73.4	81.6
Plan assets	(64.9)	(62.6)	(61.9)	(62.2)	(76.8)

Deficit	14.6	2.0	11.0	11.2	4.8

Experience adjustments arising on plan liabilities	11.6	(0.7)	8.4	(8.7)	(0.5)

Experience adjustments arising on plan assets	4.6	(3.8)	(4.6)	16.9	11.8

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

Movements in the ordinary share balance were as follows:

	Number of shares	A$m
Balance at 1 July 2010	203,834,443	2,795.2
Issued under long-term incentive plans	363,177	3.3
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	23,205	0.3
Issued under the dividend reinvestment plan	1,149,463	19.1

Balance at 30 June 2011	205,370,288	2,817.9
Issued under long-term incentive plans	713,441	1.5
Issued under the dividend reinvestment plan	1,772,714	23.4
Share buy-back	(3,039,649)	(38.5)

Balance at 30 June 2012	204,816,794	2,804.3

(b) Share buy-back

On 7 October 2011, the Company announced an on-market share buy-back program, which will allow the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on 24 October 2011. The Company purchased 3,039,649 ordinary shares at an average price of A$12.67, with prices ranging from A$9.35 to A$13.96, under the share buy-back program during the year ended 30 June 2012. These reacquired shares have been cancelled. The current on-market share buy-back program is ongoing through 23 October 2012.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 19 – Contributed equity (continued)

(c) Dividend reinvestment plan

The Company operated a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares were able to elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued under the DRP were at a 2.5% discount to the market price. On 17 February 2012, the Directors resolved to suspend the DRP.

(d) Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the Group remains in a sound financial position.

In order to manage the capital structure, the Group may periodically adjust dividends policy, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.

The Group’s gearing ratio is as follows:

	2012 A$m	2011 A$m
Total borrowings	343.6	291.7
Less: cash and cash equivalents	(51.4)	(165.5)

Net debt	292.2	126.2
Plus: total equity	2,394.4	2,920.5

Total capital	2,686.6	3,046.7

Gearing ratio	10.9%	4.1%

There have been no breaches of external obligations such as regulatory obligations or bank covenants.

Note 20 – Retained earnings and reserves

(a) Retained earnings

	2012 A$m	2011 A$m
Balance at 1 July	548.9	425.5
(Loss)/profit after tax	(521.4)	192.1
Dividends paid	(92.7)	(71.5)
Actuarial (loss)/gain on defined benefit plans, net of tax	(11.3)	2.8

Balance at 30 June	(76.5)	548.9

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 20 – Retained earnings and reserves (continued)

(b) Reserves

	Share- based payments A$m	Available -for-sale investme nts A$m	Cash flow hedging A$m	Foreign currency translation A$m	Total A$m
Balance at 1 July 2010	53.7	(0.8)	(0.7)	5.9	58.1
Equity-settled share-based payment expense	15.7	-	-	-	15.7
Cash settlement	(0.8)	-	-	-	(0.8)
Revaluation – gross	-	-	(0.1)	-	(0.1)
Transfer to profit or loss – gross	-	1.4	0.9	-	2.3
Foreign currency translation differences	-	-	-	(560.7)	(560.7)
Deferred tax	3.3	(0.6)	(0.3)	36.8	39.2

Balance at 30 June 2011	71.9	-	(0.2)	(518.0)	(446.3)
Equity-settled share-based payment expense	24.3	-	-	-	24.3
Revaluation – gross	-	-	1.3	-	1.3
Transfer to profit or loss – gross	-	-	0.3	-	0.3
Foreign currency translation differences	-	-	-	94.8	94.8
Associates	-	(0.1)	-	(0.3)	(0.4)
Deferred tax	-	-	(0.4)	(7.0)	(7.4)

Balance at 30 June 2012	96.2	(0.1)	1.0	(430.5)	(333.4)

(c) Nature and purpose of reserves

(i) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.

(ii) Available-for-sale investments reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(s) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(iii) Cash flow hedging reserve

The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(t). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iv) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the Group no longer controls the foreign operation.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 21 – Dividends

(a) Dividends declared and paid during the year

	Cents per share	Franked %	2012 A$m	2011 A$m	2010 A$m
Interim 2012	10.0	0%	20.6	-	-
Final 2011	35.0	43%	72.1	-	-
Interim 2011	12.0	42%	-	24.6	-
Final 2010	23.0	74%	-	46.9	-
Interim 2010	10.0	100%	-	-	20.4
Final 2009	10.0	100%	-	-	18.2

Total dividends paid			92.7	71.5	38.6
Shares issued under the DRP			(23.4)	(19.1)	(9.2)

Total cash dividends paid			69.3	52.4	29.4

The franked components of all dividends paid or declared were franked based on a tax rate of 30%.

(b) Dividends not recognised at year end

Since the end of the year, the Directors have determined the payment of a final dividend of 10.0 cents per share, unfranked. The aggregate amount of the proposed dividend expected to be paid on 19 October 2012 out of consolidated retained earnings as at 30 June 2012, but not recognised as a liability at the end of the reporting period, is A$20.5 million (2011: A$71.9 million; 2010: A$46.9 million).

The entire final dividend is declared to be nil conduit foreign income. Accordingly the entire final dividend payable to non-residents will be subject to a 15% non-resident shareholders’ withholding tax.

(c) Franked dividends

	2012 A$m	2011 A$m
Estimated franking credits available for the subsequent financial years based on tax rate of 30% (2011: 30%)	17.1	14.0

The above amounts represent the balance of the franking account as at the end of the reporting date, adjusted for:

a)	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;
b)	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and
c)	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.

The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of nil (2011: A$13.3 million).

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 22 – Contingencies

(a) Guarantees

The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 30 June 2012 was A$41.6 million (2011: A$64.5 million).

See Note 31(b) for information related to guarantees provided by the Company.

(b) Tax audits

The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s consolidated financial statements from such audits or reviews.

(c) Environmental claims

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

(d) Legal claims

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

On 20 June 2011, the United States District Court Southern District of New York issued a summary judgement against Metal Management Inc. (a subsidiary of the Company) in a dispute involving a breach of contract. The breach of contract relates to the transaction fee that was payable to Metal Management Inc.’s financial advisers in connection with its merger with the Company. The amount of the summary judgement of A$9.8 million was paid during the current financial year.

In the year ended 30 June 2012, the Group recorded a provision of A$12.8 million related to a dispute with a third party.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 22 – Contingencies (continued)

(e) Subsidiaries

Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall that might arise on the winding up of controlled entities that are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.

Note 23 – Commitments

(a) Capital commitments

Capital expenditures contracted for at the reporting date but not recognised as liabilities are as follows:

	2012 A$m	2011 A$m
Property, plant and equipment	69.2	41.2

The capital commitments included above also include the Group’s share relating to joint venture operations and jointly controlled entities.

(b) Lease commitments

The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2012 A$m	2011 A$m
Not later than one year	68.9	61.1
Later than one year, but not later than three years	92.4	89.3
Later than three years, but not later than five years	48.4	44.7
Later than five years	124.6	95.0

Total lease commitments not recognised as liabilities	334.3	290.1

The lease commitments included above also include the Group’s share relating to joint venture operations and jointly controlled entities.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 24 – Share ownership plans (continued)

(a) Effect of share-based payments on profit or loss

The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2012 was A$0.4 million (2011: A$0.5 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

(b) Long-Term Incentive Plan (“LTIP”)

In July 2003, the Company established a LTIP designed as a reward and retention tool for certain employees. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Share rights that contain performance conditions are referred to as performance rights, whereas share rights which only contain a continuous service condition are referred to as restricted share units. Cash-settled option grants are also made under the LTIP to certain employees. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2012 pursuant to the LTIP.

(i) Equity-settled options

The fair value of equity-settled options granted is independently determined using a Binomial method, which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2012	2011	2012	2011
Risk-free interest rate	3.9%	5.1%	1.4%	2.0%
Dividend yield	3.0%	3.0%	3.0%	3.0%
Volatility	43.0%	39.6%	51.0%	59.0%
Expected life (years)	4.2	3.8	4.3	4.2
Share price at grant date	A$13.27	A$17.81	US$13.66	US$16.90
Weighted average fair value	A$4.08	A$5.04	US$4.52	US$6.15

Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

Equity-settled options outstanding	Weighted			Weighted
	Number of options 2012	average exercise price $ 2012	Number of options 2011	average exercise price $ 2011
Ordinary Shares:
Balance at 1 July	825,223	A$21.34	781,579	A$21.11
Granted	247,823	A$13.07	143,579	A$17.62
Forfeited	(11,300)	A$23.87	(9,645)	A$24.12
Exercised	-	-	(90,290)	A$13.11

Balance at 30 June	1,061,746	A$19.38	825,223	A$21.34

Exercisable at 30 June	636,585	A$21.78	338,032	A$22.97

ADSs:
Balance at 1 July	2,608,765	US$17.80	1,802,588	US$18.08
Granted	1,311,842	US$13.37	911,868	US$16.99
Forfeited	(90,445)	US$16.57	(47,248)	US$19.61
Exercised	(181,654)	US$8.39	(58,443)	US$12.19

Balance at 30 June	3,648,508	US$16.71	2,608,765	US$17.80

Exercisable at 30 June	1,581,353	US$18.75	900,741	US$17.78

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 24 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(i) Equity-settled options (continued)

For equity-settled options exercised during the year ended 30 June 2012, the weighted average share price at the date of exercise was nil for ordinary shares (2011: A$17.05) and US$14.02 for ADSs (2011: US$20.20) .

Information about outstanding and exercisable equity-settled options as at 30 June 2012 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Ordinary shares:
A$8–A$15	292,968	A$13.08	5.91	45,145	A$13.11	3.40
A$15–A$20	240,063	A$17.69	4.75	144,344	A$17.74	4.31
A$20–A$30	528,715	A$23.65	4.20	447,096	A$23.96	4.15

	1,061,746	A$19.38	4.80	636,585	A$21.78	4.14

ADSs:
US$8–US$15	1,496,415	US$13.19	5.97	226,465	US$12.19	3.76
US$15–US$20	863,775	US$16.92	5.42	293,903	US$16.92	5.42
US$20–US$30	1,288,318	US$20.65	4.23	1,060,985	US$20.66	4.18

	3,648,508	US$16.71	5.23	1,581,353	US$18.75	4.35

(ii) Cash-settled options

The fair value of cash-settled options is determined in the same manner as equity-settled options. The liability for cash-settled options is remeasured at each reporting date. The significant weighted assumptions used to remeasure the fair value at 30 June 2012 were as follows:

Granted during year ended 30 June	2012	2011
Risk-free interest rate	2.7%	2.6%
Dividend yield	3.0%	3.0%
Volatility	34.0%	34.0%
Expected life (years)	4.6	4.2
Share price at reporting date	A$9.61	A$9.61
Weighted average fair value	A$1.47	A$0.77

Cash-settled options outstanding	Number of options 2012	Weighted average exercise price $ 2012	Number of options 2011	Weighted average exercise price $ 2011
Ordinary Shares:
Balance at 1 July	238,722	A$17.62	-	-
Granted	353,533	A$13.07	241,329	A$17.62
Forfeited	(26,089)	A$15.46	(2,607)	A$17.62
Exercised	-	-	-	-

Balance at 30 June	566,166	A$14.88	238,722	A$17.62

Exercisable at 30 June	79,573	A$17.62	-	-

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 24 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(iii) Performance rights

Performance rights vest after a period of three to five years, but only if the performance hurdle has been met. Performance hurdles are either based on Total Shareholder Return (“TSR”) or on non-market-based performance criteria. In the year ended 30 June 2012, 44,440 (2011: 104,677) share rights were forfeited as the performance conditions were not satisfied.

Performance-based share right grants made in the years ended 30 June 2012 and 2011 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.

The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2012	2011	2012	2011
Dividend yield	3.0%	3.0%	3.0%	3.0%
Risk-free interest rate	3.9%	5.2%	1.4%	1.3%
Volatility	43.0%	49.0%	51.0%	59.0%
Share price at grant date	A$13.27	A$17.81	US$13.66	US$16.90

Performance rights outstanding	Number of shares 2012	Weighted average fair value at grant date $ 2012	Number of shares 2011	Weighted average fair value at grant date $ 2011
Ordinary Shares:
Non-vested balance at 1 July	544,846	A$18.51	633,628	A$22.61
Granted	242,432	A$10.42	167,525	A$14.04
Forfeited/cancelled	(66,341)	A$10.85	(110,122)	A$26.69
Vested[1]	(13,990)	A$28.04	(146,185)	A$24.97

Non-vested balance at 30 June	706,947	A$16.27	544,846	A$18.51

ADSs:
Balance at 1 July	1,398,064	US$10.08	674,990	US$11.04
Granted	936,183	US$8.24	741,883	US$9.22
Forfeited/cancelled	(55,412)	US$9.40	(18,809)	US$10.56
Vested	-	-	-	-

Non-vested balance at 30 June	2,278,835	US$9.34	1,398,064	US$10.08

154,780 rights were settled in cash in 2011

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 24 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(iv) Restricted share units

Restricted share units granted to employees typically vest over a period up to three years. The fair value of restricted share units is determined based on the market price of the Company’s shares on the date of grant and the Company’s dividend yield.

Restricted share units outstanding	Number of shares 2012	Weighted average fair value at grant date $ 2012	Number of shares 2011	Weighted average fair value at grant date $ 2011
Ordinary Shares:
Non-vested balance at 1 July	57,075	A$16.46	19,042	A$23.51
Granted	-	-	45,907	A$14.86
Forfeited/cancelled	(1,666)	A$23.58	-	-
Vested	(8,873)	A$22.96	(7,874)	A$24.17

Non-vested balance at 30 June	46,536	A$14.96	57,075	A$16.46

ADSs:
Balance at 1 July	193,729	US$18.49	80,210	US$17.90
Granted	794,691	US$11.94	149,720	US$18.86
Forfeited/cancelled	(7,733)	US$19.13	(12,036)	US$19.06
Vested	(508,924)	US$12.98	(24,165)	US$18.49

Non-vested balance at 30 June	471,763	US$13.39	193,729	US$18.49

(c) Former Executive Long-Term Incentive Plan (“LTI Share Plan”)

The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. At the beginning of the financial year, there were 23,626 shares outstanding under the LTI Share Plan. The performance conditions related to these shares were not met and as a result, the shares were all forfeited. There are no outstanding awards under the LTI Share Plan.

(d) Transition Incentive Share Plan related to the Metal Management merger

In accordance with the terms and conditions of the merger agreement with Metal Management Inc., the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). No additional grants can be made under the SGLTIP.

The options assumed were held by the former directors of Metal Management Inc. who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 24 – Share ownership plans (continued)

(d) Transition Incentive Share Plan related to the Metal Management merger (continued)

The following table sets out details of outstanding options under the SGLTIP:

	Number of options 2012	Weighted average exercise price US$ 2012	Number of options 2011	Weighted average exercise price US$ 2011
Balance at 1 July	615,000	$15.62	706,000	$15.58
Exercised	-	-	(91,000)	$15.29
Forfeited/cancelled	(123,000)	$22.55	-	-

Balance at 30 June	492,000	$13.89	615,000	$15.62

Exercisable at 30 June	492,000	$13.89	615,000	$15.62

For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was US$20.39. The weighted average contractual life of options outstanding as at 30 June 2012 was 1.56 years (2011: 2.21 years).

Note 25 – Key management personnel disclosures

Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any Director (Executive or Non-Executive). Please refer to the Directors’ Report for information regarding each key management person.

(a) Key management personnel compensation

	2012 A$	2011 A$
Short-term benefits	8,940,445	10,788,124
Long-term benefits	29,120	31,823
Post-employment benefits	358,693	329,944
Share-based payments	7,505,311	6,988,624

	16,833,569	18,138,515

The Group has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 25 – Key management personnel disclosures (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Share holdings

The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below:

2012		Received		Other
	Balance at	on exercise		changes	Balance
	1 July	of options	Purchases/	during the	at 30 June
Name	2011	or rights	(sales)	year	2012
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[1]	3,952	-	-	105	4,057
M Feeney	27,789	-	5,000	-	32,789
G Morris (ADS)	30,000	-	(15,000)	-	15,000
C Renwick	3,144	-	-	-	3,144
M Sukagawa	-	-	3,000	-	3,000
J Thompson (ADS)	5,000	-	7,000	-	12,000
P Varello (ADS)	74,925	-	22,700	-	97,625
Executive Director:
D Dienst (ADS)[3]	597,293	181,654	(181,654)	(4,700)	592,593
Senior Executives:
G Davy	67,170	2,869	-	-	70,039
R Kelman (ADS)	-	-	-	-	-
R Larry (ADS)	54,477	5,261	(1,671)	-	58,067
D McGree	47,462	-	-	-	47,462
A Ratner (ADS) [4]	75,718	-	-	-	75,718

2011		Received		Other
	Balance at	on exercise		changes	Balance
	1 July	of options	Purchases/	during the	at 30 June
Name	2010	or rights	(sales)	year	2011
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[1]	3,870	-	-	82	3,952
M Feeney	27,789	-	-	-	27,789
R Lewon (ADS) [2]	-	29,500	(29,500)	-	-
G Morris (ADS)	25,000	61,500	(56,500)	-	30,000
C Renwick	3,144	-	-	-	3,144
J Thompson (ADS)	-	-	5,000	-	5,000
P Varello (ADS)	52,125	-	22,800	-	74,925
Executive Director:
D Dienst (ADS)[3]	603,293	-	-	(6,000)	597,293
Senior Executives:
G Davy	57,686	9,484	-	-	67,170
R Kelman (ADS)	14,979	64,705	(79,684)	-	-
R Larry (ADS)	80,972	5,260	(31,755)	-	54,477
D McGree	42,099	5,363	-	-	47,462
A Ratner (ADS)	87,959	-	(12,241)	-	75,718

1Other changes for Mr Brunsdon represent shares issued under the dividend reinvestment plan.

2Mr Lewon retired from the Board of Directors on 10 November 2011.

3Other changes for Mr Dienst represent a charitable gift.

4Effective 1 February 2012, Mr Ratner is no longer a key management person.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 25 – Key management personnel disclosures (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings

The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below:

2012	Balance				Balance
	at 1 July				at 30 June
Name	2011	Granted	Exercised	Forfeited	2012	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)[1]	61,500	-	-	(61,500)	-	-	-
G Morris (ADS)	143,500	-	-	(61,500)	82,000	82,000	-
Executive Director:
D Dienst (ADS)	973,599	283,695	(181,654)	-	1,075,640	596,660	478,980
Senior Executives:
G Davy	128,653	71,274	-	-	199,927	87,928	111,999
R Kelman (ADS)	125,112	70,924	-	-	196,036	76,156	119,880
R Larry (ADS)	229,443	88,655	-	-	318,098	168,248	149,850
D McGree[2]	151,004	87,260	-	-	238,264	97,660	140,604
A Ratner (ADS)	183,555	70,924	-	-	254,479	134,599	119,880

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Exercised	Forfeited	2011	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)[1]	91,000	-	(29,500)	-	61,500	61,500	-
G Morris (ADS)	205,000	-	(61,500)	-	143,500	143,500	-
Executive Director:
D Dienst (ADS)	769,691	203,908	-	-	973,599	590,447	383,152
Senior Executives:
G Davy	86,181	42,472	-	-	128,653	45,043	83,610
R Kelman (ADS)	132,578	50,977	(58,443)	-	125,112	14,971	110,141
R Larry (ADS)	165,722	63,721	-	-	229,443	91,767	137,676
D McGree[2]	94,442	56,562	-	-	151,004	47,325	103,679
A Ratner (ADS)	132,578	50,977	-	-	183,555	73,414	110,141

1Mr Lewon retired from the Board of Directors on 10 November 2011.

2Options granted to Mr McGree in the 2011 and 2012 financial years are phantom options, which are cash-settled.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 25 – Key management personnel disclosures (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iv) Rights and award holdings

The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below:

2012	Balance				Balance
	at 1 July				at 30 June
Name	2011	Granted	Vested	Forfeited	2012
Executive Director:
D Dienst (ADS)	529,963	332,916	-	-	862,879
Senior Executives:
G Davy	95,896	28,733	(2,869)	-	121,760
R Kelman (ADS)	116,476	41,615	-	-	158,091
R Larry (ADS)	133,140	52,018	(5,261)	-	179,897
D McGree	77,300	35,178	-	-	112,478
A Ratner (ADS)	98,094	41,615	-	-	139,709

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Vested	Forfeited	2011
Executive Director:
D Dienst (ADS)	258,098	271,865	-	-	529,963
Senior Executives:
G Davy	58,077	47,303	(9,484)	-	95,896
R Kelman (ADS)	88,755	33,983	(6,262)	-	116,476
R Larry (ADS)	95,921	42,479	(5,260)	-	133,140
D McGree	58,146	24,517	(5,363)	-	77,300
A Ratner (ADS)	72,653	33,983	(8,542)	-	98,094

(c) Other transactions with key management personnel

Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.

During the year ended 30 June 2012, a company related to Mr Varello was paid US$13,432 for administrative services (2011: US$20,148).

Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his Director remuneration is paid directly to Mitsui. During the year ended 30 June 2012, the Group paid A$203,424 to Mitsui for Director remuneration for Mr Sukagawa (2011: A$195,600).

In February 2012, the Group entered into an agreement with Mr Lewon, who retired from the Board on 10 November 2011. Pursuant to the agreement, Mr Lewon is providing services with respect to certain business development activities in North America. Payments made under the agreement to Mr Lewon during the year ended 30 June 2012 were US$50,000.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

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

The following fees were paid and payable for services provided by the auditor of the Group and its related practices:

	2012	2011
	A$’000	A$’000
PricewaterhouseCoopers Australia:
Audit and review of financial statements	2,116	2,264
Audit-related fees[1]	170	55
Taxation services	21	13

	2,307	2,332

Network firms of PricewaterhouseCoopers Australia:
Audit and review of financial statements	3,034	3,032
Taxation services	5	294
Other	2	11

	3,041	3,337

Total remuneration for PricewaterhouseCoopers	5,348	5,669

1Audit-related fees include due diligence related to acquisitions, internal control reviews, accounting consultations and regulatory related matters.

Note 27 – Business acquisitions and disposals

During the year ended 30 June 2012, the Group acquired 13 businesses. None of the acquisitions were significant in terms of purchase price. On a combined basis, had the acquisitions all occurred on 1 July 2011, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the businesses acquired to the Group post-acquisition was not significant.

(a) Purchase consideration and assets and liabilities acquired

Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	87.5
Cash acquired	(5.3)

Cash outflow for acquisitions	82.2

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 27 – Business acquisitions and disposals (continued)

(a) Purchase consideration and assets and liabilities acquired (continued)

Assets and liabilities arising from current year acquisitions are as follows:

Fair
value
A$m
Cash	5.3
Trade and other receivables	3.2
Inventories	1.5
Property, plant and equipment (Note 12)	35.9
Identified intangible assets (Note 14)	9.4
Deferred tax assets	2.7
Trade and other payables	(4.2)
Current tax liabilities	(0.1)
Non-current payables	(0.1)
Deferred tax liability	(3.1)

Net assets acquired	50.5

Goodwill recognised from current year acquisitions are as follows:

A$m
Total cash consideration	87.5
Deferred cash consideration	1.7
Less: net assets acquired	(50.5)

Goodwill on acquisition	38.7

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

(b) Disposals

In February 2012, the Group sold its 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys to companies associated with Renewed Metal Technologies for total sales proceeds of A$40.0 million. The disposal transaction was an asset sale only comprising the sale of land, buildings, and plant and equipment. The gain on the disposal of the assets recorded in other income in the year ended 30 June 2012, was calculated as follows:

		A$m
Consideration received		40.0
Net carrying value of disposed assets:
Land and buildings	(2.4)
Plant and equipment	(1.3)
Capital work-in-progress	(0.2)

		(3.9)
Disposal costs		(0.4)

		35.7

Following the sale, the Group continues to retain its 50% ownership in the secondary lead producing facility in Melbourne, Australia.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

	Country of	Equity holding %
Name of entity	Incorporation	2012	2011
Sims Metal Management Limited	Australia
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Simsmetal Properties Qld Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Simsmetal Properties NSW Pty Limited	Australia	100%	100%
Sims Group Holdings 3 Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Electronic Product Stewardship Australasia Pty Limited (ii)	Australia	100%	0%
Sims Recycling Solutions Holding Austria GmbH	Austria	100%	100%
Sims Recycling Solutions Anteilsverwaltung Austria GmbH	Austria	100%	100%
Sims metrade GmbH	Austria	100%	100%
Sims Recycling Solutions NV	Belgium	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Sims Group Canada Holdings Limited	Canada	100%	100%
ErgoTrade d.o.o.	Croatia	100%	100%
Sims Lifecycle Services s.r.o.	Czech Republic	100%	100%
Sims Recycling Solutions FZE	Dubai	100%	0%
Sims Recycling Solutions SARL	France	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Lifecycle Services GmbH	Germany	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Metal Management China Holdings Limited	Hong Kong	100%	100%
Sims Metal Management Dragon Holdings Limited (ii)	Hong Kong	100%	0%
Sims Lifecycle Services Kft.	Hungary	100%	100%
Trishyiraya Recycling India Private Limited	India	100%	100%
Sims Recycling Solutions India Private Limited (formerly TIC Group India Private Limited)	India	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Mirec BV	Netherlands	100%	100%
Sims Recycling Solutions Coöperatief B.A.	Netherlands	100%	100%
Sims Lifecycle Services BV	Netherlands	100%	100%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Simsmetal Industries Limited	New Zealand	100%	100%
PNG Recycling Limited	Papua New Guinea	100%	100%
Gaukara Company No. 2 Limited (ii)	Papua New Guinea	100%	0%
Sims Recycling Solutions Sp. z.o.o. (formerly Device Polska Sp. z.o.o.)	Poland	100%	100%
Sims Recycling Solutions Africa Pty Ltd	Republic of South Africa	100%	100%
Sims Recycling Solutions Pte. Ltd.	Singapore	100%	100%

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2012	2011
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Cooper Metal Recycling Limited	UK	100%	100%
Dunn Brothers (1995) Limited	UK	100%	100%
Brook Street Metal Co. Limited (ii)	UK	100%	0%
Deane Wood Export Limited (ii)	UK	100%	0%
S3 Interactive Limited (ii)	UK	100%	0%
Sims FE Mottram Limited (ii)	UK	100%	0%
Sims Recycling Solutions Inc.	USA	100%	100%
Sims Recycling Solutions Holdings Inc.	USA	100%	100%
Global Investment Recovery, Incorporated (iii)	USA	0%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co., LLC (iii)	USA	0%	100%
HNW Recycling LLC (iii)	USA	0%	100%
HNE Recycling LLC (iii)	USA	0%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC (iii)	USA	0%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management, Inc.	USA	100%	100%
MM Metal Dynamics Holdings, Inc. (iii)	USA	0%	100%
Metal Dynamics LLC (iii)	USA	0%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
SMM Gulf Coast LLC (formerly: TH Properties LLC)	USA	100%	100%
Metal Management Midwest, Inc.	USA	100%	100%
CIM Trucking, Inc.	USA	100%	100%
Metal Management Indiana, Inc.	USA	100%	100%
Metal Management Memphis, L.L.C.	USA	100%	100%
Metal Management Ohio, Inc.	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2012	2011
Metal Management Pittsburgh, Inc.	USA	100%	100%
Metal Management Aerospace, Inc.	USA	100%	100%
Metal Management West Coast Holdings, Inc. (iii)	USA	0%	100%
Metal Management West, Inc. (iii)	USA	0%	100%
Metal Management Arizona, L.L.C.	USA	100%	100%
Proler Southwest GP, Inc. (iii)	USA	0%	100%
Metal Management Proler Southwest, Inc. (iii)	USA	0%	100%
Proler Southwest Corporation (formerly: Proler Southwest LP)	USA	100%	100%
SMM South Corporation (formerly: Metal Management Alabama, Inc.)	USA	100%	100%
Metal Management Mississippi, Inc. (iii)	USA	0%	100%
Naporano Iron & Metal, Inc.	USA	100%	100%
Metal Management Northeast, Inc.	USA	100%	100%
SMM New England Corporation	USA	100%	100%
New York Recycling Ventures, Inc.	USA	100%	100%
Metal Management New Haven, Inc. (iii)	USA	0%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures, LLC	USA	100%	100%
SMM Southeast LLC (ii)	USA	100%	0%

(i) These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.

(ii) These subsidiaries were acquired or incorporated during the year.

(iii) These subsidiaries were deregistered during the year.

The voting power held in each subsidiary is proportionate to the equity holdings.

Deed of Cross Guarantee

Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the DCG, the wholly owned entities have been relieved from the requirements to prepare a financial report and directors report under Class Order 98/1418 (as amended) issued by ASIC.

The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries (continued)

Deed of Cross Guarantee (continued)

Set out below is a condensed consolidated income statement, a consolidated statement of comprehensive income, a summary of movements in consolidated retained earnings and a consolidated statement of financial position for the Closed Group.

	2012 A$m	2011 A$m
(i) Condensed consolidated income statement
(Loss)/profit before income tax[1]	(554.4)	49.4
Income tax expense	(15.3)	(10.8)

(Loss)/profit after tax	(569.7)	38.6

12012 amount includes a non-cash impairment charge of A$640.0 million after tax against the parent entity’s investment in subsidiaries which are not part of the Closed Group.

(ii) Consolidated statement of comprehensive income
(Loss)/profit after tax	(569.7)	38.6
Other comprehensive income:
Changes in the fair value of derivatives held as cash flow hedges, net of tax	0.4	1.7
Actuarial (loss)/gain on defined benefit plans, net of tax	(4.0)	0.9
Share of other comprehensive income from associates	(0.1)	-

Other comprehensive income for the year, net of tax	(3.7)	2.6

Total comprehensive (loss)/income for the year	(573.4)	41.2

(iii) Summary of movements in consolidated retained earnings
Balance at 1 July	122.5	154.5
(Loss)/profit for the year	(569.7)	38.6
Actuarial (loss)/gain on defined benefit plan, net of tax	(4.0)	0.9
Dividends provided for or paid	(92.7)	(71.5)

Balance at 30 June	(543.9)	122.5

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries (continued)

Deed of Cross Guarantee (continued)	2012 A$m	2011 A$m

(iv) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	1.9	16.9
Trade and other receivables	651.0	455.6
Inventory	147.0	136.3
Other financial assets	3.2	3.5

Total current assets	803.1	612.3

Non-current assets
Investments accounted for using the equity method	22.6	21.2
Other financial assets	1,873.9	2,515.4
Property, plant and equipment	134.8	118.8
Deferred tax assets	29.0	36.2
Goodwill	35.6	24.7
Other intangible assets	2.9	2.5

Total non-current assets	2,098.8	2,718.8

Total assets	2,901.9	3,331.1

LIABILITIES
Current liabilities
Trade and other payables	480.3	237.5
Borrowings	13.6	-
Current tax liabilities	5.8	15.2
Provisions	17.3	16.0

Total current liabilities	517.0	268.7

Non-current liabilities
Payables	1.0	-
Borrowings	10.5	28.0
Deferred tax liabilities	9.5	18.0
Provisions	1.6	2.4
Retirement benefit obligations	4.6	0.9

Total non-current liabilities	27.2	49.3

Total liabilities	544.2	318.0

Net assets	2,357.7	3,013.1

EQUITY
Contributed equity	2,804.3	2,817.9
Reserves	97.3	72.7
Retained (deficit)/earnings	(543.9)	122.5

Total equity	2,357.7	3,013.1

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 29 – Investments in associates and jointly controlled entities

(a) Name of associates and jointly controlled entities

	Country of incorporation	Ownership interest %
		2012	2011
SA Recycling LLC	USA	50	50
Metal Management Nashville, LLC	USA	50	50
Rondout Iron & Metal Company LLC	USA	50	50
Richmond Steel Recycling Limited	Canada	50	50
LMS Energy Pty Ltd (“LMS”)	Australia	50	50
Australia Refined Alloys Pty Limited	Australia	-	50
Simstar Alloys Pty Limited	Australia	50	-
ITL Logistics GmbH	Germany	34	34
Chiho-Tiande Group Limited (“CTG”)	Cayman Islands	16	-
Extruded Metals (New Zealand) Limited	New Zealand	-	33

Other than LMS, the principal activity of all other associates or jointly controlled entities is metal recycling. LMS is a specialist landfill gas and renewable energy company, which researches, installs and develops landfill gas extraction systems, renewable energy and power generation technologies.

(b) Movements in carrying amounts

	2012 A$m	2011 A$m
Balance at 1 July	310.3	369.5
Acquisitions (c)	93.5	-
Share of results	(10.3)	25.7
Share of other comprehensive income of associates	(0.4)	-
Accretion of deferred gain to equity accounted profit	2.3	2.4
Equity accounting elimination (Note 11)	2.5	-
Dividends received	(5.1)	(15.8)
Return of capital	(0.3)	-
Impairment of goodwill in jointly controlled entity (d)	(57.5)	-
Foreign exchange differences	16.1	(71.5)

Balance at 30 June	351.1	310.3

(c) Acquisitions

On 17 January 2012, the Group acquired 16% of the existing shares of CTG, a Hong Kong listed metals and electronics recycler with operations in the People’s Republic of China and Hong Kong. The shares were acquired from founder Chairman Ankong Fang and Delco Participation B.V. (Delco), a Netherlands-based investment holding company, for total consideration of HK$750.1 million (A$93.1 million). The cost of the acquisition also includes transaction costs of A$0.4 million. In addition, Delco granted an option to the Group to acquire a further 2% of CTG (see Note 11).

The Group accounts for CTG as an associate, although the Group holds less than 20% equity interest. This is because the Group exercises significant influence through its nominated director’s active participation on CTG’s board of directors as well as a significant trading relationship with CTG.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 29 – Investments in associates and jointly controlled entities (continued)

(d) Impairment of goodwill in jointly controlled entity

On a regular basis, investments in associates and jointly controlled entities are tested for impairment if the Group believes events or changes in circumstances indicate that the carrying value amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the investment exceeds its recoverable amount. The recoverable amount is the higher of an investment’s fair value less costs to sell and value-in-use.

In the year ended 30 June 2012, SA Recycling LLC recognised an impairment on goodwill, of which the Group’s pre-tax share was A$57.5 million. This has been recognised in the income statement in the period. The impairment represents the portion of SA Recycling LLC’s goodwill attributable to the Group which was determined to be not recoverable based on the value in use of the business. Similar to the Group’s North America Metals CGU, SA Recycling LLC has been impacted by current economic conditions which have impacted its financial results and future forecasts.

(e) Summarised financial information of associates and jointly controlled entities

Group’s share of assets and liabilities	2012 A$m	2011 A$m
Current assets	207.4	102.4
Non-current assets	269.2	236.3

Total assets	476.6	338.7

Current liabilities	95.8	32.7
Non-current liabilities	102.9	74.7

Total liabilities	198.7	107.4

Net assets	277.9	231.3

Group’s share of revenue, expenses and results	2012 A$m	2011 A$m	2010 A$m
Revenues	837.9	774.3	596.3
Expenses	(845.7)	(747.2)	(578.8)

(Loss)/profit before income tax	(7.8)	27.1	17.5
Tax expense	(2.5)	(1.4)	(2.4)

(Loss)/profit for the year	(10.3)	25.7	15.1

(f) Fair value of listed investments in associates

As at 30 June 2012, the fair value of the Group’s interest in CTG, which is listed on the Hong Kong Stock Exchange, was A$86.0 million.

(g) Contingent liabilities and capital commitments

The Group’s share of the contingent liabilities of jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of jointly controlled entities is disclosed in Note 23.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 29 – Investments in associates and jointly controlled entities (continued)

(h) Jointly controlled operations

The Group accounts for its 50% interest in Sims Pacific Metals (“SPM”) joint venture under the proportionate consolidation method. SPM is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling. The Group’s interest in SPM is included in the statement of financial position under the classifications shown below:

	2012 A$m	2011 A$m
Current assets	14.2	16.6
Non-current assets	7.3	6.9

Total assets	21.5	23.5

Current liabilities	15.5	17.4
Non-current liabilities	0.2	0.2

Total liabilities	15.7	17.6

Net assets	5.8	5.9

The Group’s share of SPM’s contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.

Note 30 – Related party transactions

The Group’s related parties are its associates, jointly controlled entities, pension schemes and key management personnel. Group contributions to pension schemes are disclosed in Notes 7 and 18. Compensation paid to key management personnel are disclosed in Note 25.

Related party transactions with the Group’s associates and jointly controlled entities are as follows:

	2012 A$m	2011 A$m
Sales of goods and services	118.3	82.2
Purchases of goods and services	890.9	980.6
Management fees and commissions	3.1	2.7
Interest income	1.2	-

Transactions with CTG reported above are only for the period from the date of investment through 30 June 2012.

Outstanding balances from the Group’s associates and jointly controlled entities are as follows:

	2012 A$m	2011 A$m
Current receivables	8.5	6.4
Current payables	32.3	39.0
Loans to associates	33.1	-

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

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

(a) Summary financial information

Statement of financial position:	2012 A$m	2011 A$m
Current assets	51.7	53.5
Total assets	3,146.1	4,285.2

Current liabilities	61.8	71.3
Total liabilities	62.7	72.0

Shareholders’ equity:
Contributed equity	4,125.0	4,138.6
Reserves	96.2	71.9
Retained (deficit)/earnings	(1,137.8)	2.7

Total equity	3,083.4	4,213.2

(Loss)/profit for the year[1]	(1,047.8)	67.6

Total comprehensive (loss)/income	(1,047.8)	67.6

1The parent entity’s loss for the year ended 30 June 2012 includes a non-cash impairment charge of A$1,137.0 million after tax against the parent entity’s investment in subsidiaries. In accordance with AASB 136 (IAS 36), the parent entity’s investment in subsidiary balance was compared to the higher of its value-in-use or fair market value less costs to sell, and the comparison identified an impairment in the carrying value of the parent entity’s investment in subsidiaries. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements of the Group.

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities, which are a party to a DCG to which the Parent is also a party. Refer to Note 28.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 31 – Parent entity financial information (continued)

(b)Guarantees entered into by the parent entity

The Company has not provided financial guarantees for which a liability has been recognised in the Company’s statement of financial position.

The Company and certain of its subsidiaries have given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amount of these guarantees provided by the Company as at 30 June 2012 was A$39.6 million (2011: A$60.1 million).

On 31 March 2011, the Company provided a guarantee for its proportional share of a lease obligation of a jointly controlled entity of the Group. The Company’s proportional amount of the lease obligation remaining as at 30 June 2012 was A$15.0 million (2011: A$16.1 million).

The Company is party to a number of financing facilities and a Deed of Cross Guarantee under which it guarantees the debts of a number of its subsidiaries. Refer to Notes 16 and 28 for details.

(c) Lease commitments

	2012 A$m	2011 A$m
Not later than one year	1.8	1.7
Later than one year, but not later than three years	3.7	3.4
Later than three years, but not later than five years	3.9	3.6
Later than five years	39.0	38.8

Total lease commitments not recognised as liabilities	48.4	47.5

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.

Note 32 – Cash flow information

(a) Cash and cash equivalents

Cash at the end of the financial year as shown in the consolidated statements of cash flows is reconciled to the related items in the consolidated statements of financial position as follows:

	2012 A$m	2011 A$m
Cash at bank and on hand	51.4	165.5

Cash and cash equivalents	51.4	165.5

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 32 – Cash flow information (continued)

(b) Reconciliation of (loss)/profit for the year to net cash inflow/(outflow) from operating activities

	2012 A$m	2011 A$m	2010 A$m
(Loss)/profit for the year	(521.4)	192.1	126.7
Depreciation and amortisation	129.9	130.6	143.9
Amortisation of deferred financing costs	2.0	1.9	3.7
Unrealised (gain)/loss on held for trading derivatives	(1.2)	(1.2)	(3.7)
Fair value loss on financial assets at fair value through profit or loss	2.0	-	-
Impairment of goodwill	556.8	-	-
Impairment of goodwill in jointly controlled entity	57.5	-	-
Impairment of property, plant and equipment	0.4	-	14.5
Impairment of intangible assets	0.8	-	0.9
Net gain on disposal of property, plant and equipment	(2.8)	(1.3)	(3.0)
Gain on sale of jointly controlled assets	(35.7)	-	-
Share-based payments	24.3	15.7	16.9
Gain on sale of other financial assets	-	(11.0)	-
Non-cash pension expense	0.5	1.0	1.5
Imputed portion of interest income on convertible loan	(0.7)	-	-
Equity accounted profit net of dividends received	13.1	(12.3)	2.7
Gain on acquisition of Port Albany Ventures LLC	-	-	(8.7)
Other	-	0.8	(0.3)
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
Decrease/(increase) in trade and other receivables	139.6	(91.9)	(240.7)
Decrease/(increase) in inventories	113.0	(322.7)	(339.6)
(Increase) in prepayments	(22.1)	(5.6)	(6.5)
(Decrease)/increase in provisions	(15.8)	12.4	(7.7)
(Decrease)/increase in income taxes	(17.4)	12.0	109.2
(Decrease) in deferred taxes	(34.4)	(22.4)	(11.1)
(Decrease)/increase in trade and other payables	(98.8)	260.5	153.8

Net cash inflow/(outflow) from operating activities	289.6	158.6	(47.5)

(c) Non-cash investing and financing activities

(i) During the year ended 30 June 2012, dividends of A$23.4 million (2011: A$19.1 million; 2010: A$9.2 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.

(ii) As at 30 June 2012, proceeds from the sale of land during the year ended 30 June 2011 of A$5.6 million had not been received in cash.