Form 20-F/A
period 2012-06-30
Sims Metal Management Ltd
filed 2013-03-18
CIK 928366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes     ☑ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1” or this “annual report”) to the Annual Report on Form 20-F for the year ended June 30, 2012 (the “Original Form 20-F”) of Sims Metal Management Limited (“we,” “us,” “our,” “Group,” “Company,” or “Sims”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012, is being filed for the purpose of restating the Company’s consolidated financial statements and notes related thereto for the three years ended June 30, 2012 as more fully described herein and other financial information contained in “Item 3—Key Information”, “Item 5—Operating and Financial Review and Prospects” and “Item 18—Financial Statements”. Each of these items have been amended and restated. Refer to Note 33 of the consolidated financial statements included in Item 18 of this annual report for background information on the restatement.

As a result of this restatement, we have also amended and restated our disclosures in “Item 15—Controls and Procedures,” “Item 19—Exhibits” has been amended to include the consent of PricewaterhouseCoopers, our independent registered public accounting firm, as well as currently dated certifications by the Company’s Group Chief Executive Officer and Group Chief Financial Officer.

While we are amending only certain portions of the Original Form 20-F, this Amendment No. 1 restates in its entirety (except for certain exhibits) the Original Form 20-F for convenience and ease of reference only. Except as otherwise stated in this Amendment No. 1 and except as set forth in Note 34 of the consolidated financial statements included in Item 18 of this annual report, this Amendment No. 1 does not modify or update other disclosures in the Original Form 20-F, including forward looking statements or the nature and character of such disclosure to reflect events occurring after the filing date of the Original Form 20-F. The disclosures in this Amendment No. 1 do not reflect events occurring after the filing date of the Original Form 20-F except as set forth in Note 34 of the consolidated financial statements included in Item 18 of this annual report. Accordingly, this Form 20-F/A should be read in conjunction with our other filings made with the SEC subsequent to the filing of the Original Form 20-F including our financial results for the half year ended December 31, 2012 which was furnished to the SEC on February 22, 2013, as information in such filings may update or supersede certain information contained in this Amendment No. 1.

This Amendment No. 1 does not amend the Company’s Annual Report on Form 20-F for the year ended June 30, 2011 or any prior period.

INTRODUCTION

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

	As of and for the fiscal years ended June 30,
	2012 restated	2011 restated	2010 restated	2009	2008
	(in A$ millions, except per share data)
Income statement data:
Revenue	9,042.3	8,852.9	7,458.5	8,641.0	7,670.5
Impairment of goodwill and other intangibles	(618.1)	—	(0.9)	(191.1)	(3.3)
(Loss)/profit before income tax	(644.5)	269.2	184.7	(124.8)	656.4
(Loss)/profit after tax	(622.5)	187.3	121.4	(150.3)	440.1

Basic (loss)/earnings per share (cents)[1]	(302.4)	91.5	62.1	(82.5)	309.3
Diluted (loss)/earnings per share (cents)[1]	(302.4)	90.9	61.8	(82.5)	306.3
Dividends declared per share (cents)	45.0	35.0	20.0	103.0	115.0
Dividends declared per share (US cents)[2]	42.7	33.1	16.3	63.1	102.6

Weighted average number of shares outstanding[1]	205.8	204.6	195.3	182.2	142.3
Weighted average number of diluted shares outstanding[1]	205.8	206.0	196.5	182.2	143.7

	As of and for the fiscal years ended June 30,
	2012 restated	2011 restated	2010 restated	2009	2008
	(in A$ millions, except per share data)
Statement of financial position data:
Total assets	3,509.0	4,167.4	4,232.5	3,808.6	4,646.5
Borrowings	343.6	291.7	117.2	175.1	398.4
Total liabilities	1,225.3	1,255.9	958.9	949.6	1,812.6
Total equity	2,283.7	2,911.5	3,273.6	2,859.0	2,833.9

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

In fiscal 2012, the lingering effects of the global financial crisis led to the decline in our market capitalization and negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill for impairment. As a result, we recorded A$674.8 million of goodwill impairment charges in fiscal 2012. As of June 30, 2012, the balance of goodwill and other identifiable intangible assets were A$446.3 million and A$126.6 million, respectively. While a goodwill impairment charge was recorded in fiscal 2012, a change in any of the key assumptions used in measuring the fair value of our CGUs could have resulted in additional goodwill impairment. Refer to Note 13 of the consolidated financial statements included in Item 18 of this annual report for the potential impact from a change in any of the key assumptions that we used to measure goodwill impairment in fiscal 2012.

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

Results of Operations

The following table sets forth selected line items and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
(in millions, except %)	2012 restated A$	% of Revenue	2011 restated A$	% of Revenue	2010 restated A$	% of Revenue
Revenue	9,042.3	100	8,852.9	100	7,458.5	100
Other income	91.2	1	42.5	0	25.2	0
Cost of materials and freight	(7,752.5)	(86)	(7,414.9)	(84)	(6,067.7)	(81)
Employee benefits expense	(483.9)	(5)	(409.7)	(5)	(433.0)	(6)
Depreciation and amortization	(129.9)	(2)	(130.6)	(1)	(143.9)	(2)
Repairs and maintenance expense	(127.2)	(1)	(123.5)	(1)	(111.7)	(1)
Other expenses	(576.0)	(6)	(548.5)	(6)	(537.5)	(7)
Finance costs	(24.9)	(0)	(27.1)	(0)	(16.4)	(0)
Impairment of goodwill and other intangibles	(618.1)	(7)	—	—	(0.9)	(0)
Impairment of goodwill in jointly controlled entity	(57.5)	(1)	—	—	—	—
Share of results of equity accounted investments	(8.0)	0	28.1	0	12.1	0

(Loss)/profit before tax	(644.5)	(7)	269.2	3	184.7	3
Income tax benefit/(expense)	22.0	0	(81.9)	(1)	(63.3)	(1)

(Loss)/profit after tax	(622.5)	(7)	187.3	2	121.4	2

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

In fiscal 2012, cost of materials and freight increased by A$337.6 million, or 5%, to A$7,752.5 million from A$7,414.9 million in fiscal 2011. The increase primarily was driven by higher sales volume and higher average purchase prices for raw materials in fiscal 2012 compared to fiscal 2011, partially offset by currency exchange movements. The impact of currency exchange movements decreased cost of materials and freight by A$307.6 million. Cost of materials in fiscal 2012 also includes inventory write-downs related to lower of cost or market adjustments of A$69.3 million compared to A$8.6 million in fiscal 2011.

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

In fiscal 2012, we recorded goodwill and other intangible impairment charges of A$618.1 million, of which A$617.3 million related to goodwill. We also recorded impairment of goodwill in a jointly controlled entity of A$57.5 million related to our SA Recycling joint venture in North America. The impairment charges were recognized due to the difficult economic environment, changes to our operating results and forecasts, and a significant reduction in our market capitalization. Refer to Notes 13 and 29 of the consolidated financial statements included in Item 18 of this annual report for a further discussion on the impairment charges.

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

Income tax benefit was A$22.0 million in fiscal 2012 resulting in an effective tax rate of 3.4% compared to an income tax expense of A$81.9 million in fiscal 2011 and a corresponding effective tax rate of 30.4%. Our effective tax rate in fiscal 2012 was impacted by non-deductible goodwill impairment charges, a non-taxable gain on the sale of a business by a joint venture, and the change in the composition of earnings and losses from our various jurisdictions.

Loss after tax was A$622.5 million in fiscal 2012 compared to a profit after tax of A$187.3 million in fiscal 2011. The reduction in profit was primarily due to the goodwill impairment charges and lower metal margins due to weak market conditions and demand, partially offset by higher other income.

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

In fiscal 2011, cost of materials and freight increased by A$1,347.2 million, or 22%, to A$7,414.9 million from A$6,067.7 million in fiscal 2010. The increase primarily was driven by higher sales volume and higher average purchase prices for raw materials in fiscal 2011 compared to fiscal 2010, partially offset by currency exchange movements. The impact of currency exchange movements decreased cost of materials and freight by A$765.9 million.

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

Income tax expense was A$81.9 million in fiscal 2011 resulting in an effective tax rate of 30.4% compared to A$63.3 million in fiscal 2010 and a corresponding effective tax rate of 34.3%. Our effective tax rate was lower in fiscal 2011 due to tax benefits resulting from the resolution of previously reserved tax positions and the utilization of tax losses that were not previously recognized. The tax losses not previously recognized were from jurisdictions where there was no previous history of profitability.

Profit after tax was A$187.3 million in fiscal 2011 compared to A$121.4 million in fiscal 2010. The increase was due to improved market conditions in fiscal 2011, which resulted in higher sales, partially offset by currency exchange movements. In addition, profit after tax increased due to higher other income and a lower effective tax rate in fiscal 2011.

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

(in A$ millions, except %)	Fiscal years ended June 30,
Sales by geography:	2012 restated	%	2011 restated	%	2010 restated	%
Australasia	1,228.1	13	1,369.2	15	1,221.3	16
North America	6,027.0	67	5,993.0	68	5,040.0	68
Europe	1,780.6	20	1,484.6	17	1,191.3	16

Total sales	9,035.7	100	8,846.8	100	7,452.6	100

Other revenue	6.6	0	6.1	0	5.9	0

Total revenue	9,042.3	100	8,852.9	100	7,458.5	100

Adjusted EBIT by geography:
Australasia	96.9	188	79.0	27	59.9	30
North America	(47.6)	(92)	120.5	41	79.2	40
Europe	2.2	4	93.6	32	59.2	30

Total Adjusted EBIT	51.5	100	293.1	100	198.3	100

Reconciliation:
Total Adjusted EBIT	51.5		293.1		198.3
Goodwill impairments	(674.8)		—		—
Interest income	3.7		3.2		2.8
Finance costs	(24.9)		(27.1)		(16.4)

(Loss)/profit before tax	(644.5)		269.2		184.7

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

Adjusted EBIT in fiscal 2012 decreased by A$91.4 million, or 98%, to A$2.2 million from A$93.6 million in fiscal 2011. Results in fiscal 2012 were impacted by significant items that decreased Adjusted EBIT by A$53.9 million. These items include, among others, inventory write-downs to net realizable value (A$52 million) and redundancies (A$2 million).

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

Adjusted EBIT in fiscal 2011 increased by A$34.4 million, or 58%, to A$93.6 million from A$59.2 million in fiscal 2010. Adjusted EBIT in Europe was favorably impacted by A$11.0 million of one-time income items, most of which related to a commercial settlement. Adjusted EBIT in Europe was negatively impacted by currency exchange movements which decreased Adjusted EBIT by A$11.6 million.

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

As of June 30, 2012, our cash and cash equivalents amounted to A$51.4 million compared to A$165.5 million as of June 30, 2011. As of June 30, 2012, total borrowings were A$343.6 million compared to A$291.7 million as of June 30, 2011. Our borrowings, net of cash and cash equivalents amounted to 11.3% of total capital at June 30, 2012. The majority of our borrowings are from our credit facilities. We had available borrowing capacity measured against maximum credit amounts under our credit facilities of A$1,098.0 million as of June 30, 2012, compared to A$1,088.9 million as of June 30, 2011. Borrowings under our credit facilities are subject to covenants as described below.

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

Fiscal 2012 compared with fiscal 2011

Net cash generated from operating activities increased by A$131.0 million in fiscal 2012 compared to fiscal 2011.The increase primarily was due to an improvement in working capital changes, partially offset by lower operating profit. Cash generated from working capital was A$104.7 million in fiscal 2012 compared to cash used for working capital of A$152.9 million in fiscal 2011. The improvements in working capital primarily were due to lower levels of accounts receivable and inventories, net of lower accounts payable in fiscal 2012 compared to fiscal 2011.

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

Fiscal 2011 compared with fiscal 2010

Net cash generated from operating activities increased by A$206.1 million in fiscal 2011 compared to fiscal 2010. The increase primarily was due to higher operating profit and lower working capital requirements. Cash used for working capital was A$152.9 million in fiscal 2011 compared to A$337.3 million in fiscal 2010 and primarily benefited from lower accounts receivable and higher accounts payable.

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

It em 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and notes thereto are included in Item 18 of this annual report.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Restatement of Previously Issued Financial Statements

On January 21, 2013, the Company announced that its Board of Directors had established a Special Committee (the “Committee”) to investigate inventory valuation issues in the Company’s UK business. The Committee was assisted by the Group Chief Executive Officer and Group Chief Financial Officer, internal audit, PricewaterhouseCoopers and outside counsel. On February 15, 2013, the Company announced that the Committee concluded that the Group’s UK inventories were overstated and that the Company’s consolidated financial statements for the three years ended June 30, 2012 would need to be restated. Additional information regarding the restatement is contained in Note 33 of the consolidated financial statements included in Item 18 of this annual report.

The Committee’s investigation revealed that the primary root causes for breakdowns in the Company’s control environment can be attributed to the failure to adequately supervise operations (including inventories), responsibly safeguard assets and failure to maintain adequate controls over financial reporting relating to inventory, as outlined further below. Additional operational failures identified include: failure to test inventory adjustments, failure to identify and halt accumulations of excessive levels of inventories and failure to successfully integrate information technology systems in the UK. The Committee also has identified allegations of potential fraud in the UK, which are being further investigated.

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Group Chief Executive Officer and Group Chief Financial Officer, we originally conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2012, the result of which was reported in the Original Form 20-F filed with the SEC on October 12, 2012. We disclosed in the Original Form 20-F that, based upon the evaluation at that time, our Group Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2012. As a result of the UK inventory issues identified above, our management, including the Group Chief Executive Officer and Group Chief Financial Officer, re-evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2012. As a result of that re-evaluation, our Group Chief Executive Officer and Group Chief Financial Officer determined that due to the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of June 30, 2012.

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

Notwithstanding the existence of the material weaknesses in internal control over financial reporting as described below, we believe that the consolidated financial statements and related disclosures in this Amendment No. 1 fairly present, in all material respects, our consolidated financial condition, consolidated results of its operations, and consolidated cash flows as of, and for, the periods presented in this Amendment No. 1.

B. Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of management, including our Group Chief Executive Officer and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis.

Management has identified the existence of three material weaknesses as of June 30, 2012, in the re-assessment of controls that arose in the context of UK inventory write-downs. The material weaknesses are in the following areas:

1.	Segregation of duties – Duties within the inventory cycle of the UK operations were improperly segregated. UK management permitted uncontrolled access to operational managers who had the ability to perform monthly inventory counts, report inventory transfers and adjustments, prepare assays, approve pricing for suppliers and customers, and to determine inventory valuation.

2.	Period end management review – UK management did not maintain effective period end controls over inventory valuation, and more specifically the physical inventory validation and reconciliation processes.

3.	Inventory valuation - UK management failed to perform proper valuation analysis on its inventories. A properly structured inventory valuation would have identified the overstatement of inventories within the UK financial statements.

In Management’s Report on Internal Control Over Financial Reporting included in the Original Form 20-F, our management, including our Group Chief Executive Officer and Group Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of June 30, 2012. We have subsequently concluded that the material weaknesses described above existed as of June 30, 2012. As a result, we have concluded that we did not maintain effective internal control over financial reporting as of June 30, 2012, based on the criteria in Internal Control – Integrated Framework issued by COSO. Accordingly, management has restated its report on internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of June 30, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.

C. Changes in Internal Control over Financial Reporting

There was no change in internal control over financial reporting during the year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

D. Management’s Remediation Plan

Management has determined that in the UK it will implement controls that will strengthen its monitoring of inventory levels, increase the rigor of period end physical inventory observations and inspections, strengthen the testing of inventory adjustments and transfers, accomplish proper segregation of duties as it relates to data input and review, implement management review of the book to physical inventory reconciliations, and require management review and sign off of all balance sheet account reconciliations (including inventory) on a monthly basis. Additionally, management will seek to improve information technology systems in the UK as they relate to inventory, including automating weighbridge systems and integrating systems to accomplish production transfers through direct interface.

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

Item 18. Financial Statements

The following consolidated financial statements are filed as part of this annual report:

Consolidated Financial Statements — Sims Metal Management Limited

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description
1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 on Form 20-F filed on December 6, 2010).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.2	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.3	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

4.4	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.5	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.6	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.7	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.8•	Second Amended and Restated Credit Agreement, dated as of June 23, 2011, by and among Sims Group USA Holdings Corporation, certain of its affiliates as Borrowers, and Bank of America, N.A. as Lender (“BofA”) (incorporated by reference to Exhibit 4.10 on Form 20-F filed on October 14, 2011).

4.9	Letter from BofA to Sims Metal Management Limited, dated June 23, 2011, regarding application of clause 7.17 of the Common Terms Deed 2011 (incorporated by reference to Exhibit 4.11 on Form 20-F filed on October 14, 2011).

4.10•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower, each company listed in Schedule 2 thereto as a guarantor, and each financial institution listed in Schedule 3 as the lenders (which are HSBC Bank Australia Limited, HSBC Bank plc, HSBC Bank USA, National Association and The Hongkong and Shanghai Banking Corporation Limited (together “HSBC”)). Attached thereto as Schedule 4 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.12 on Form 20-F filed on October 14, 2011).

4.11•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower and Commonwealth Bank of Australia (“CBA”). Attached thereto as Schedule 2 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.13 on Form 20-F filed on October 14, 2011).

4.12	Group Limit Facility dated November 2, 2009 between, amongst others, CBA and Sims Metal Management Limited (incorporated by reference to Exhibit 4.15 on Form 20-F/A filed on April 14, 2010).

4.13•	Amendment and Restatement Deed, dated June 23, 2011, by and among National Australia Bank Limited (“NAB”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement (incorporated by reference to Exhibit 4.15 on Form 20-F filed on October 14, 2011).

4.14•	Amendment and Restatement Deed, dated June 23, 2011, by and among Westpac Banking Corporation (“WBC” and together with BofA, HSBC, CBA and NAB, the “Banks”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement (incorporated by reference to Exhibit 4.16 on Form 20-F filed on October 14, 2011).

4.15	Common Terms Deed, dated June 23, 2011, between Sims Metal Management Limited, each party listed in Part 1 of Schedule 1 thereto as Original Borrowers, each party listed in Part 2 of Schedule 1 thereto as an Original Guarantor, and each party listed in Part 3 of Schedule 1 thereto as an Original Lender (which are each of the Banks) (incorporated by reference to Exhibit 4.17 on Form 20-F filed on October 14, 2011).

4.16•	Renewal Notice, dated June 19, 2012, from BofA and agreed and acknowledged by the Company on behalf of the Company and the borrowers (incorporated by reference to Exhibit 4.16 on Form 20-F filed on October 12, 2012).

4.17•	Renewal Notice, dated June 22, 2012, from the CBA as lender and agreed and acknowledged by the Company on behalf of the borrowers (incorporated by reference to Exhibit 4.17 on Form 20-F filed on October 12, 2012).

4.18•	Fee Letter, dated June 22, 2012, from each of HSBC and agreed by the Company (incorporated by reference to Exhibit 4.18 on Form 20-F filed on October 12, 2012).

4.19•	Renewal Notice, dated June 18, 2012, from WBC and agreed and acknowledged by the Company for itself and on behalf of the other borrowers (incorporated by reference to Exhibit 4.19 on Form 20-F filed on October 12, 2012).

4.20	Deed of Amendment, dated September 21, 2011, by and among the Company and each of the Banks (incorporated by reference to Exhibit 4.20 on Form 20-F filed on October 12, 2012).

4.21	March 2012 Deed of Amendment, dated March 6, 2012, by and between the Company and CBA (incorporated by reference to Exhibit 4.21 on Form 20-F filed on October 12, 2012).

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 on Form 20-F filed on October 12, 2012).

12.1	Certification of Group Chief Executive Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Group Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.

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

Date: March 15, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sims Metal Management Limited:

In our opinion, the accompanying consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sims Metal Management Limited and its subsidiaries (“the Company”) at 30 June 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management and we previously concluded that the Company maintained effective internal control over financial reporting as of June 30, 2012. However, management has subsequently determined that material weaknesses in internal control over financial reporting related to period end management review, inventory valuation and segregation of duties, specific to the company’s United Kingdom operations existed as of that date. Accordingly, management’s report has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report. In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting related to period end management review, inventory valuation and segregation of duties, specific to the company’s United Kingdom operations existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 30 June 2012 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 33 to the consolidated financial statements, the Company has restated its 2012, 2011 and 2010 financial statements to correct errors.

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

March 16, 2013

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Sims Metal Management Limited

Consolidated Income Statements

For the year ended 30 June 2012

(As Restated, see Note 33)

	Note	2012 A$m	2011 A$m	2010 A$m
Revenue	6	9,042.3	8,852.9	7,458.5

Other income	7	91.2	42.5	25.2
Raw materials used and changes in inventories		(7,065.5)	(6,699.8)	(5,351.7)
Freight expense		(687.0)	(715.1)	(716.0)
Employee benefits expense		(483.9)	(409.7)	(433.0)
Depreciation and amortisation expense	7	(129.9)	(130.6)	(143.9)
Repairs and maintenance expense		(127.2)	(123.5)	(111.7)
Other expenses		(576.0)	(548.5)	(537.5)
Impairment of goodwill and other intangibles	7	(618.1)	-	(0.9)
Finance costs	7	(24.9)	(27.1)	(16.4)
Impairment of goodwill in jointly controlled entity	29	(57.5)	-	-
Share of results of investments accounted for using the equity method	29	(8.0)	28.1	12.1

(Loss)/profit before income tax		(644.5)	269.2	184.7

Income tax benefit/(expense)	8	22.0	(81.9)	(63.3)

(Loss)/profit for the year		(622.5)	187.3	121.4

		A¢	A¢	A¢

(Loss)/earnings per share:
Basic	4	(302.4)	91.5	62.1
Diluted	4	(302.4)	90.9	61.8

The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Comprehensive Income

For the year ended 30 June 2012

(As Restated, see Note 33)

	Note	2012 A$m	2011 A$m	2010 A$m
(Loss)/profit for the year		(622.5)	187.3	121.4

Other comprehensive income:
Changes in the fair value of available-for-sale financial assets, net of tax	20	-	0.8	(0.8)
Changes in the fair value of cash flow hedges, net of tax	20	1.2	0.5	(1.1)
Foreign exchange translation differences, net of tax	20	87.2	(522.9)	(121.2)
Net actuarial (losses)/gains on defined benefit plans, net of tax	18(e)	(11.3)	2.8	(2.7)
Share of other comprehensive income of associates, net of tax	29	(0.4)	-	-

Other comprehensive income for the year, net of tax		76.7	(518.8)	(125.8)

Total comprehensive loss for the year		(545.8)	(331.5)	(4.4)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Financial Position

As at 30 June 2012

(As Restated, see Note 33)

	Note	2012 A$m	2011 A$m
ASSETS
Current assets
Cash and cash equivalents	32	51.4	165.5
Trade and other receivables	9	518.8	606.7
Inventory	10	829.5	966.1
Other financial assets	11	29.4	15.8

Total current assets		1,429.1	1,754.1

Non-current assets
Investments accounted for using the equity method	29	351.1	310.3
Other financial assets	11	49.4	12.3
Property, plant and equipment	12	977.1	865.5
Retirement benefit assets	18	-	0.9
Deferred tax assets	8	129.4	99.4
Goodwill	13	446.3	988.7
Other intangible assets	14	126.6	136.2

Total non-current assets		2,079.9	2,413.3

Total assets		3,509.0	4,167.4

LIABILITIES
Current liabilities
Trade and other payables	15	672.1	747.3
Borrowings	16	13.7	0.5
Other financial liabilities	11	2.1	5.8
Current tax liabilities		15.7	29.2
Provisions	17	30.6	37.1

Total current liabilities		734.2	819.9

Non-current liabilities
Payables		8.0	3.7
Borrowings	16	329.9	291.2
Deferred tax liabilities	8	109.1	119.6
Provisions	17	29.5	18.6
Retirement benefit obligations	18	14.6	2.9

Total non-current liabilities		491.1	436.0

Total liabilities		1,225.3	1,255.9

Net assets		2,283.7	2,911.5

EQUITY
Contributed equity	19	2,804.3	2,817.9
Reserves	20	(332.9)	(445.2)
Retained (deficit)/earnings	20	(187.7)	538.8

Total equity		2,283.7	2,911.5

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Changes in Equity

For the year ended 30 June 2012

(As Restated, see Note 33)

		Contrib-
		uted		Retained	Total
		equity	Reserves	earnings	equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2009		2,352.9	166.0	340.1	2,859.0

Profit for the year		-	-	121.4	121.4
Other comprehensive income		-	(123.1)	(2.7)	(125.8)

Total comprehensive loss for the year		-	(123.1)	118.7	(4.4)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(38.6)	(38.6)
Share-based payments		0.5	15.3	-	15.8
Issue of shares under institutional placement		391.4	-	-	391.4
Issue of shares under share purchase plan		41.2	-	-	41.2
Dividend reinvestment plan	21	9.2	-	-	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.2	420.2	3,273.6

Profit for the year		-	-	187.3	187.3
Other comprehensive income		-	(521.6)	2.8	(518.8)

Total comprehensive loss for the year		-	(521.6)	190.1	(331.5)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(71.5)	(71.5)
Share-based payments		3.6	18.2	-	21.8
Dividend reinvestment plan	21	19.1	-	-	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(445.2)	538.8	2,911.5

Loss for the year		-	-	(622.5)	(622.5)
Other comprehensive income		-	88.0	(11.3)	76.7

Total comprehensive loss for the year		-	88.0	(633.8)	(545.8)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(92.7)	(92.7)
Share-based payments		1.5	24.3	-	25.8
Buy-back of ordinary shares	19	(38.5)	-	-	(38.5)
Dividend reinvestment plan	21	23.4	-	-	23.4

		(13.6)	24.3	(92.7)	(82.0)

Balance at 30 June 2012		2,804.3	(332.9)	(187.7)	2,283.7

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

The Group holds the following financial instruments:

	2012 A$m restated	2011 A$m
Financial assets:
Cash and cash equivalents	51.4	165.5
Trade and other receivables	518.8	606.7
Other financial assets	78.8	28.1

Total financial assets	649.0	800.3

Financial liabilities:
Trade and other payables	680.1	751.0
Borrowings	343.6	291.7
Other financial liabilities	2.1	5.8

Total financial liabilities	1,025.8	1,048.5

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

Impairment of goodwill

Goodwill is tested for impairment in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amount of each CGU is determined based on the higher of its value-in-use or fair value less costs to sell. These calculations require the use of assumptions such as discount rates, exchange rates, growth rates, and other assumptions. As at 30 June 2012, the carrying amount of goodwill was A$446.3 million. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 4 – Earnings per share

	2012	2011	2010
(Loss)/earnings per share (in cents)
Basic (restated)	(302.4)	91.5	62.1
Diluted (restated)	(302.4)	90.9	61.8

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	205,828	204,630	194,417
Effect of equity issue[1]	-	-	929

Basic shares	205,828	204,630	195,346
Dilutive effect of share-based awards	-	1,330	1,129

Diluted shares	205,828	205,960	196,475

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(b) Information about reportable segments

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2011.

	North America A$m	Austral- asia A$m	Europe A$m	A$m
2012 (restated)
Total sales revenue	6,027.0	1,228.1	1,780.6	9,035.7
Other revenue/income	0.5	5.3	0.8	6.6

Total segment revenue	6,027.5	1,233.4	1,781.4	9,042.3

Segment EBIT	(615.9)	93.3	(100.7)	(623.3)

Interest income				3.7
Finance costs				(24.9)

Loss before income tax				(644.5)

Segment total assets	2,066.3	733.0	709.7	3,509.0
Segment total liabilities	608.6	190.6	426.1	1,225.3

Net assets	1,457.7	542.4	283.6	2,283.7

Other items:
Depreciation and amortisation expense	77.1	24.9	27.9	129.9
Share of results of investments accounted for using the equity method	(11.9)	3.9	-	(8.0)
Investments accounted for using the equity method	230.9	120.2	-	351.1
Acquisitions of property, plant and equipment	79.0	39.5	42.6	161.1
Impairment charge/(reversal):
Goodwill	510.8	3.6	102.9	617.3
Other intangible assets	0.8	-	-	0.8
Property, plant and equipment	3.1	0.3	(3.0)	0.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(b) Information about reportable segments (continued)

	North America A$m	Austral- asia A$m	Europe A$m	A$m
2011 (restated)
Total sales revenue	5,993.0	1,369.2	1,484.6	8,846.8
Other revenue/income	1.0	4.8	0.3	6.1

Total segment revenue	5,994.0	1,374.0	1,484.9	8,852.9

Segment EBIT	120.5	79.0	93.6	293.1

Interest income				3.2
Finance costs				(27.1)

Profit before income tax				269.2

Segment total assets	2,656.0	633.0	878.4	4,167.4
Segment total liabilities	670.4	220.9	364.6	1,255.9

Net assets	1,985.6	412.1	513.8	2,911.5

Other items:
Depreciation and amortisation expense	82.7	21.7	26.2	130.6
Share of results of investments accounted for using the equity method	25.2	2.9	-	28.1
Investments accounted for using the equity method	288.8	21.5	-	310.3
Acquisitions of property, plant and equipment	69.2	29.4	44.2	142.8

2010 (restated)
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	79.2	59.9	59.2	198.3

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				184.7

Segment total assets	3,032.3	562.8	637.4	4,232.5
Segment total liabilities	532.0	222.9	204.0	958.9

Net assets	2,500.3	339.9	433.4	3,273.6

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of results of investments accounted for using the equity method	9.0	3.1	-	12.1
Investments accounted for using the equity method	348.9	20.6	-	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9

Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	-	14.5
Other intangible assets	0.9	-	-	0.9

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 5 – Segment information (continued)

(c) Other segment information

(i) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

(ii) Sales to external customers

	2012 A$m	2011 A$m	2010 A$m
Australia	339.9	518.4	505.3
China	1,844.6	1,373.3	1,189.1
USA	1,925.3	1,739.6	1,966.4
Turkey	1,643.9	1,452.3	843.3
South Korea	432.7	525.7	660.5
Other	2,849.3	3,237.5	2,288.0

	9,035.7	8,846.8	7,452.6

No single customer contributed 10% or more to the Group revenue for all the periods presented.

(iii) Revenue by product

	2012 A$m	2011 A$m	2010 A$m
Ferrous secondary recycling	6,258.6	6,143.6	5,071.2
Non-ferrous secondary recycling	1,656.5	1,724.0	1,525.5
Recycling solutions	1,011.8	786.4	657.4
Secondary processing and other services	108.8	192.8	198.5

Total sales revenue	9,035.7	8,846.8	7,452.6

(iv) Non-current assets

Non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2012 A$m restated	2011 A$m
Australia	244.4	219.8
USA	1,247.5	1,709.2
United Kingdom	172.3	222.0
Other	236.9	150.6

	1,901.1	2,301.6

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 6 – Revenue

	2012 A$m	2011 A$m	2010 A$m
Sales revenue
Sale of goods	8,965.9	8,789.0	7,391.9
Service revenue	69.8	57.8	60.7

	9,035.7	8,846.8	7,452.6

Other revenue
Interest income	3.7	3.2	2.8
Rental income	2.9	2.9	3.1

	6.6	6.1	5.9

	9,042.3	8,852.9	7,458.5

Note 7 – Other income and expenses

(a) Other income

	2012 A$m	2011 A$m	2010 A$m
Gain on sale of jointly controlled assets[1]	35.7	-	-
Commercial settlements	1.4	15.4	-
Gain on sale of other financial assets	-	11.0	-
Insurance recoveries	5.3	7.6	1.0
Net gain on revaluation of financial assets at fair value through profit or loss	-	0.6	0.4
Government grants	0.5	0.7	0.7
Net foreign exchange gain	-	1.0	-
Net gain on disposal of property, plant and equipment	2.8	1.3	3.0
Remeasurement at fair value of interest in Port Albany Ventures LLC (“Port Albany”) [2]	-	-	8.7
Net gain on currency derivatives	4.1	-	7.0
Net gain on held for trading commodity derivatives	34.0	-	-
Third party commissions	4.2	3.5	2.9
Other	3.2	1.4	1.5

	91.2	42.5	25.2

[1]	Represents the gain from the sale of the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys
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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 7 – Other income and expenses (continued)

(b) Specific expenses recognised in (loss)/profit before income tax

	2012 A$m	2011 A$m	2010 A$m
Depreciation and amortisation:
Depreciation expense	103.1	102.2	109.1
Amortisation expense	26.8	28.4	34.8

	129.9	130.6	143.9

Finance costs[1]	24.9	27.1	16.4
Net loss on held for trading commodity derivatives	-	30.9	15.4
Net loss on currency derivatives	-	0.6	-
Net foreign exchange loss	2.5	-	15.6
Net loss on revaluation of financial assets at fair value through profit or loss	2.0	-	-
Equity-settled share-based payments expense[2]	24.3	15.7	16.9
Cash-settled share-based payments expense	-	0.4	0.1
Defined contribution superannuation expense	10.8	10.2	7.0
Rental expenses relating to operating leases	79.5	63.3	60.1

[1]	Finance costs include commitment fees paid on the Group’s loan facilities of A$7.0 million (2011: A$11.4 million; 2010: A$5.8 million).
[2]	2012 amount includes A$7.9 million of long-term incentive expense associated with the final settlement of a business arrangement.

(c) (Loss)/profit before income tax includes the following expenses, which are disclosed due to their size or nature

	2012 A$m restated	2011 A$m restated	2010 A$m restated
Impairment losses/(reversals):
Impairment of goodwill (Note 13)	617.3	-	-
Impairment of other intangible assets (Note 14)	0.8	-	0.9

	618.1	-	0.9

Impairment of goodwill in jointly controlled entity (Note 29)	57.5	-	5.7
Impairment of trade receivables[1]	5.1	0.3	1.2
Impairment of property, plant and equipment[2]	0.4	-	14.5

Write-down of inventory to net realisable value	21.3	2.0	18.5
United Kingdom inventory write-down (Note 33)	48.0	6.6	7.4
Natural disaster related expenses[3]	2.6	6.9	-
Transaction costs related to business combinations	2.5	3.1	0.4
Redundancies[4]	9.9	1.6	5.7
Withdrawal liability related to multi-employer pension plans	3.0	-	-
Provision recorded for a dispute with a third party (Note 22)	12.8	-	-

[1]	2012 amount includes A$4.4 million provision related to a receivable that was partially impaired as a result of a customer bankruptcy.
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

[4]	2012 amount primarily represents employee termination benefits associated with the Group’s cost reduction plans in the United States and United Kingdom.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes

	2012 A$m restated	2011 A$m restated	2010 A$m restated
(a) Income tax (benefit)/expense

Current income tax charge	33.3	71.5	67.6
Adjustments for prior years	(6.6)	2.4	5.6
Deferred income tax	(48.7)	8.0	(9.9)

Income tax (benefit)/expense	(22.0)	81.9	63.3

Deferred income tax expense included in income tax expense comprises:
(Increase) in deferred tax assets	(27.3)	(6.5)	(4.9)
(Decrease)/increase in deferred tax liabilities	(21.4)	14.5	(5.0)

	(48.7)	8.0	(9.9)

(b) Reconciliation of income tax (benefit)/expense to prima facie tax payable

(Loss)/profit before income tax	(644.5)	269.2	184.7

Tax at the standard Australian rate of 30%	(193.4)	80.8	55.4
Effect of tax rates in other jurisdictions	(9.8)	(3.8)	2.5
Equity accounted investees results reported net of tax	(1.6)	(0.9)	(1.6)
Non-deductible impairment of goodwill	169.5	-	-
Non-deductible impairment of goodwill in jointly controlled entity	11.9	-	-
Non-deductible expenses	4.7	4.6	6.1
Share-based payments	6.5	2.1	2.8
Losses not tax effected	9.3	-	-
Non-assessable income	(2.5)	(2.0)	(2.5)
Adjustments for prior years	(6.3)	2.4	5.6
Prior year tax loss not previously recognised	-	(1.1)	(1.7)
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	-	-	(2.6)
Non-assessable gain on disposal of jointly controlled assets	(10.7)	-	-
Other	0.4	(0.2)	(0.7)

Income tax (benefit)/expense	(22.0)	81.9	63.3

(c) Income tax charged/(credited) directly to equity

Share placement costs	-	-	(1.3)
Share-based payments	0.0	(3.3)	1.6
Exchange gain/(loss) on foreign denominated intercompany loans	7.0	(36.8)	(4.6)

	7.0	(40.1)	(4.3)

(d) Tax (benefit)/expense relating to items of other comprehensive income

Cash flow hedges	0.4	0.3	(0.4)
Available-for-sale financial assets	-	0.6	(0.6)
Defined benefit plans	(4.9)	1.7	(1.1)

	(4.5)	2.6	(2.1)

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes (continued)

	2012 A$m restated	2011 A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	20.2	16.3
Employee benefits	11.3	6.1
Inventory and consumables	7.6	4.2
Property, plant and equipment	2.4	1.6
Jointly controlled entities and associates	4.1	-
Tax loss carryforwards	24.2	8.3
Share-based payments	6.0	7.8
Other	5.0	3.9

	80.8	48.2

(amounts recognised directly in equity)
Share-based payments	0.8	0.8
Defined benefit plans	8.0	3.1
Share placement costs	0.5	1.0
Exchange loss on foreign denominated intercompany loans	39.3	46.3

	48.6	51.2

Movements
Balance at 1 July	99.4	74.1
Charged to income statement	27.3	6.5
Adjustments for prior years	(6.1)	0.7
Transfers from/(to) deferred tax liabilities	7.5	(11.2)
Acquisitions	2.7	0.1
Charged directly to equity and other comprehensive income	(3.6)	40.2
Other	-	(0.3)
Foreign exchange differences	2.2	(10.7)

Balance at 30 June	129.4	99.4

Deferred tax assets expected to be recovered within 12 months	43.5	27.3
Deferred tax assets expected to be recovered after 12 months	85.9	72.1

	129.4	99.4

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangible assets	26.3	37.9
Property, plant and equipment	73.4	72.6
Inventory and consumables	3.3	3.2
Jointly controlled entities and associates	1.3	4.2
Other	4.4	1.7

	108.7	119.6

(amounts recognised directly in equity)
Cash flow hedges	0.4	-

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 8 – Income taxes (continued)

(e) Deferred tax assets and liabilities (continued)

	2012 A$m restated	2011 A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	119.6	133.7
Charged to income statement	(21.4)	14.5
Adjustments for prior years	(4.2)	5.2
Transfers to/(from) deferred tax assets	7.5	(11.2)
Charged directly to equity and other comprehensive income	(1.1)	2.7
Acquisitions	3.1	0.9
Foreign exchange differences	5.6	(26.2)

Balance at 30 June	109.1	119.6

Deferred tax liabilities expected to be settled within 12 months	4.5	4.9
Deferred tax liabilities expected to be settled after 12 months	104.6	114.7

	109.1	119.6

(f) Tax losses

Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2012, the Group has unused tax losses of A$238.8 million (2011: A$107.7 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$118.2 million (2011: A$61.6 million) of such losses.

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

No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$120.6 million (2011: A$46.1 million) due to the unpredictability of future profit streams in the relevant jurisdictions.

(g) Unrecognised temporary differences

As at 30 June 2012, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 9 – Trade and other receivables

	2012 A$m restated	2011 A$m

Trade receivables	392.5	522.3
Provision for impairment of receivables	(8.3)	(5.4)

	384.2	516.9

Other receivables and deferred expenses	81.8	67.1
Tax receivable	28.4	1.5
Prepayments	24.4	21.2

	134.6	89.8

	518.8	606.7

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

Note 10 – Inventory

	2012 A$m restated	2011 A$m restated
Raw materials	197.7	160.5
Stores and spare parts	36.7	33.3
Finished goods	595.1	772.3

	829.5	966.1

The cost of inventories recognised as expense during the year ended 30 June 2012 amounted to A$7,209.2 million (2011: A$6,841.9 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 13 – Goodwill

(a) Movements in carrying amounts

	2012 A$m restated	2011 A$m
Cost	1,195.4	1,113.3
Accumulated impairment	(749.1)	(124.6)

Net book amount	446.3	988.7

Balance at 1 July	988.7	1,151.7
Acquisition of subsidiaries (Note 27)	38.7	62.8
Impairment charge	(617.3)	-
Reclassifications	(1.1)	-
Contingent consideration on acquisitions prior to the adoption of AASB 3R (IFRS 3R)	-	(0.5)
Foreign exchange differences	37.3	(225.3)

Balance at 30 June	446.3	988.7

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. Goodwill is monitored and tested for impairment by management at the CGU level. The following CGUs have significant amounts of goodwill:

CGU	Segment	2012 A$m restated	2011 A$m
North America Metals	North America	267.1	731.7
Continental Europe Recycling Solutions	Europe	53.4	61.1
United States Recycling Solutions	North America	52.5	49.9
United Kingdom Metals	Europe	-	64.3
Australia Metals	Australasia	35.8	25.1
United Kingdom Recycling Solutions	Europe	-	16.9
Australia Recycling Solutions	Australasia	-	3.6
All other CGUs		37.5	36.1

Total		446.3	988.7

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

The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
CGU	2012 restated %	2011%	2012%	2011%
North America Metals	13.0–13.4	13.2	3.0	3.0
Continental Europe Recycling Solutions	14.3–14.8	14.6	1.5–2.5	1.5–2.5
Australia Metals	16.8–16.9	16.9	2.5	2.5
United Kingdom Metals	13.5–14.0	13.4	2.5	2.5
United Kingdom Recycling Solutions	12.6–13.9	13.4	2.5	2.5
United States Recycling Solutions	13.4–14.1	13.1	3.0	3.0
Australia Recycling Solutions	16.5–16.9	15.8	2.5	2.5
All other CGUs	12.2–17.3	12.6–16.7	2.5–3.0	2.5–3.0

(c) Impairment charges recognised

Due to the difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, a goodwill impairment test was performed during the year ended 30 June 2012, which resulted in the following impairment charges being recognised:

CGU	A$m restated
North America Metals	510.8
United Kingdom Metals	66.1
United Kingdom Recycling Solutions	36.8
Australia Recycling Solutions	3.6

Total	617.3

In the year ended 30 June 2012, results for the North America Metals CGU and United Kingdom Metals CGU were impacted by weak volumes and margin pressure that was encountered during the last three months of the period. In October and November 2011, ferrous scrap prices rapidly declined as deep sea ferrous markets became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. These factors adversely impacted the operating results for these CGUs during the year ended 30 June 2012, which required a reassessment of the future cash flows of these CGUs. As a result, the carrying value of the goodwill for both CGUs was not fully recoverable resulting in the impairment charges for these CGUs. After the impairment charge, the United Kingdom Metals CGU had no remaining goodwill.

As described in Note 33, in the half year ended 31 December 2012, the Group identified a significant write-down in the carrying value of the inventory of its United Kingdom operations, most of which related to the United Kingdom Recycling Solutions CGU. As a result of the inventory write-down and related investigation, the Group reassessed its impairment evaluation for the year ended 30 June 2012. Management revised its cash flow projections for this CGU. As a result, management concluded that the carrying value of goodwill was not recoverable and an impairment for this CGU was recorded. After the impairment charge, this CGU had no remaining goodwill.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 13 – Goodwill (continued)

(d) Impact of possible changes in key assumptions (continued)

The estimated recoverable amount for the North America Metals CGU exceeded its carrying value by 2.0%. For this CGU, the table below shows the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Discount rate (pre-tax) %	Growth rate %
North America Metals	+0.2	-0.2

In isolation, if forecasted cash flows were to decrease by 20% for the North America Metals CGU, an impairment charge of A$219.2 million would be required.

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

The Group’s gearing ratio is as follows:

	2012 A$m restated	2011 A$m restated
Total borrowings	343.6	291.7
Less: cash and cash equivalents	(51.4)	(165.5)

Net debt	292.2	126.2
Plus: total equity	2,283.7	2,911.5

Total capital	2,575.9	3,037.7

Gearing ratio	11.3%	4.2%

There have been no breaches of external obligations such as regulatory obligations or bank covenants.

Note 20 – Retained earnings and reserves

(a) Retained earnings

	2012 A$m restated	2011 A$m restated
Balance at 1 July	538.8	420.2
(Loss)/profit after tax	(622.5)	187.3
Dividends paid	(92.7)	(71.5)
Actuarial (loss)/gain on defined benefit plans, net of tax	(11.3)	2.8

Balance at 30 June	(187.7)	538.8

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 20 – Retained earnings and reserves (continued)

(b) Reserves

	Share- based payments A$m	Available -for-sale investme nts A$m	Cash flow hedging A$m	Foreign currency translation A$m restated	Total A$m restated
Balance at 1 July 2010	53.7	(0.8)	(0.7)	6.0	58.2
Equity-settled share-based payment expense	15.7	-	-	-	15.7
Cash settlement	(0.8)	-	-	-	(0.8)
Revaluation – gross	-	-	(0.1)	-	(0.1)
Transfer to profit or loss – gross	-	1.4	0.9	-	2.3
Foreign currency translation differences	-	-	-	(559.7)	(559.7)
Deferred tax	3.3	(0.6)	(0.3)	36.8	39.2

Balance at 30 June 2011	71.9	-	(0.2)	(516.9)	(445.2)
Equity-settled share-based payment expense	24.3	-	-	-	24.3
Revaluation – gross	-	-	1.3	-	1.3
Transfer to profit or loss – gross	-	-	0.3	-	0.3
Foreign currency translation differences	-	-	-	94.2	94.2
Associates	-	(0.1)	-	(0.3)	(0.4)
Deferred tax	-	-	(0.4)	(7.0)	(7.4)

Balance at 30 June 2012	96.2	(0.1)	1.0	(430.0)	(332.9)

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

	2012 A$m restated	2011 A$m
(i) Condensed consolidated income statement
(Loss)/profit before income tax[1]	(633.7)	49.4
Income tax expense	(15.3)	(10.8)

(Loss)/profit after tax	(649.0)	38.6

12012 amount includes a non-cash impairment charge of A$719.3 million after tax against the parent entity’s investment in subsidiaries which are not part of the Closed Group.

(ii) Consolidated statement of comprehensive income
(Loss)/profit after tax	(649.0)	38.6
Other comprehensive income:
Changes in the fair value of derivatives held as cash flow hedges, net of tax	0.4	1.7
Actuarial (loss)/gain on defined benefit plans, net of tax	(4.0)	0.9
Share of other comprehensive income from associates	(0.1)	-

Other comprehensive income for the year, net of tax	(3.7)	2.6

Total comprehensive (loss)/income for the year	(652.7)	41.2

(iii) Summary of movements in consolidated retained earnings
Balance at 1 July	122.5	154.5
(Loss)/profit for the year	(649.0)	38.6
Actuarial (loss)/gain on defined benefit plan, net of tax	(4.0)	0.9
Dividends provided for or paid	(92.7)	(71.5)

Balance at 30 June	(623.2)	122.5

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 28 – Subsidiaries (continued)

Deed of Cross Guarantee (continued)	2012 A$m restated	2011 A$m

(iv) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	1.9	16.9
Trade and other receivables	651.0	455.6
Inventory	147.0	136.3
Other financial assets	3.2	3.5

Total current assets	803.1	612.3

Non-current assets
Investments accounted for using the equity method	22.6	21.2
Other financial assets	1,794.6	2,515.4
Property, plant and equipment	134.8	118.8
Deferred tax assets	29.0	36.2
Goodwill	35.6	24.7
Other intangible assets	2.9	2.5

Total non-current assets	2,019.5	2,718.8

Total assets	2,822.6	3,331.1

LIABILITIES
Current liabilities
Trade and other payables	480.3	237.5
Borrowings	13.6	-
Current tax liabilities	5.8	15.2
Provisions	17.3	16.0

Total current liabilities	517.0	268.7

Non-current liabilities
Payables	1.0	-
Borrowings	10.5	28.0
Deferred tax liabilities	9.5	18.0
Provisions	1.6	2.4
Retirement benefit obligations	4.6	0.9

Total non-current liabilities	27.2	49.3

Total liabilities	544.2	318.0

Net assets	2,278.4	3,013.1

EQUITY
Contributed equity	2,804.3	2,817.9
Reserves	97.3	72.7
Retained (deficit)/earnings	(623.2)	122.5

Total equity	2,278.4	3,013.1

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

(a) Summary financial information

Statement of financial position:	2012 A$m restated	2011 A$m
Current assets	51.7	53.5
Total assets	3,005.1	4,285.2

Current liabilities	61.8	71.3
Total liabilities	62.7	72.0

Shareholders’ equity:
Contributed equity	4,124.9	4,138.6
Reserves	96.2	71.9
Retained (deficit)/earnings	(1,278.7)	2.7

Total equity	2,942.4	4,213.2

(Loss)/profit for the year[1]	(1,188.8)	67.6

Total comprehensive (loss)/income	(1,188.8)	67.6

1The parent entity’s loss for the year ended 30 June 2012 includes a non-cash impairment charge of A$1,278.0 million after tax against the parent entity’s investment in subsidiaries. In accordance with AASB 136 (IAS 36), the parent entity’s investment in subsidiary balance was compared to the higher of its value-in-use or fair market value less costs to sell, and the comparison identified an impairment in the carrying value of the parent entity’s investment in subsidiaries. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements of the Group.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 32 – Cash flow information (continued)

(b) Reconciliation of (loss)/profit for the year to net cash inflow/(outflow) from operating activities

	2012 A$m restated	2011 A$m restated	2010 A$m restated
(Loss)/profit for the year	(622.5)	187.3	121.4
Depreciation and amortisation	129.9	130.6	143.9
Amortisation of deferred financing costs	2.0	1.9	3.7
Unrealised (gain)/loss on held for trading derivatives	(1.2)	(1.2)	(3.7)
Fair value loss on financial assets at fair value through profit or loss	2.0	-	-
Impairment of goodwill	617.3	-	-
Impairment of goodwill in jointly controlled entity	57.5	-	-
Impairment of property, plant and equipment	0.4	-	14.5
Impairment of intangible assets	0.8	-	0.9
Net gain on disposal of property, plant and equipment	(2.8)	(1.3)	(3.0)
Gain on sale of jointly controlled assets	(35.7)	-	-
Share-based payments	24.3	15.7	16.9
Gain on sale of other financial assets	-	(11.0)	-
Non-cash pension expense	0.5	1.0	1.5
Imputed portion of interest income on convertible loan	(0.7)	-	-
Equity accounted profit net of dividends received	13.1	(12.3)	2.7
Gain on acquisition of Port Albany Ventures LLC	-	-	(8.7)
Other	-	0.8	(0.3)
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
Decrease/(increase) in trade and other receivables	139.6	(91.9)	(240.7)
Decrease/(increase) in inventories	161.0	(316.1)	(332.2)
(Increase) in prepayments	(22.1)	(5.6)	(6.5)
(Decrease)/increase in provisions	(15.8)	12.4	(7.7)
(Decrease)/increase in income taxes	(19.4)	10.2	107.1
(Decrease) in deferred taxes	(39.8)	(22.4)	(11.1)
(Decrease)/increase in trade and other payables	(98.8)	260.5	153.8

Net cash inflow/(outflow) from operating activities	289.6	158.6	(47.5)

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 33 – Prior period restatement

On 21 January 2013 the Board of Directors announced that it had established a Special Committee (the “Committee”) to investigate inventory valuation issues in the Company’s business in the United Kingdom. On 15 February 2013, the Company announced the preliminary results of the Committee’s investigation which revealed that the Group’s United Kingdom inventories were overstated, giving rise to an additional expense of A$62.0 million (A$44.9 million after-tax) in periods that preceded fiscal 2013.

As described further in Note 13, as a result of the prior period restatement, the Group was required to reassess its goodwill for impairment in the United Kingdom for the prior periods impacted by the restatement. The reassessment resulted in an additional impairment of goodwill of A$60.5 million (A$56.5 million after tax) for the year ended 30 June 2012.

The Directors believe it is appropriate to adjust these errors with prior year adjustments in accordance with AASB 108 (IAS 8) Accounting Policies, Changes in Accounting Estimates and Errors. The impact on the Group’s financial statements for the prior periods impacted is set out below. The entire impact was on the Europe segment.

(a)	Impact on consolidated balance sheet

	As previously reported A$m	Impact of restatements A$m	Restated A$m
As at 30 June 2012
Trade and other receivables	513.4	5.4	518.8
Inventory	890.0	(60.5)	829.5
Deferred tax assets	124.2	5.2	129.4
Goodwill	507.4	(61.1)	446.3
Deferred tax liabilities	109.4	(0.3)	109.1
Reserves	(333.4)	0.5	(332.9)
Retained deficit	(76.5)	(111.2)	(187.7)

As at 30 June 2011
Inventory	978.5	(12.4)	966.1
Current tax liabilities	32.6	(3.4)	29.2
Reserves	(446.3)	1.1	(445.2)
Retained earnings	548.9	(10.1)	538.8

As at 30 June 2010
Inventory	776.9	(7.2)	769.7
Current tax liabilities	23.2	(2.0)	21.2
Reserves	58.1	0.1	58.2
Retained earnings	425.5	(5.3)	420.2

(b)	Impact on profit and loss

	2012 A$m	2011 A$m	2010 A$m
(Loss)/profit as previously reported	(521.4)	192.1	126.7

Restatement of errors:
Increase in raw materials used and changes in inventories	(48.0)	(6.6)	(7.4)
Increase in impairment of goodwill and other intangibles	(60.5)	-	-
Impact of restatement on taxation	7.4	1.8	2.1

(Loss)/profit as restated	(622.5)	187.3	121.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2012

Note 33 – Prior period restatement (continued)

(c)	Impact on earnings per share

The effect of the restatement on basic and diluted earnings per share is as follows:

	2012	2011	2010
Basic (in cents):
(Loss)/earnings per share as previously reported	(253.3)	93.9	64.9
Impact from restatement of errors	(49.1)	(2.4)	(2.8)
(Loss)/earnings per share as restated	(302.4)	91.5	62.1

Diluted (in cents):
(Loss)/earnings per share as previously reported	(253.3)	93.3	64.5
Impact from restatement of errors	(49.1)	(2.4)	(2.7)
(Loss)/earnings per share as restated	(302.4)	90.9	61.8

Note 34 – Events occurring after reporting date

Other than the matter described in Note 33 in respect of the restatement of inventory balances in the Group’s United Kingdom operations in prior periods, there are no additional material matters which relate to the period prior to 1 July 2012.

Since 1 July 2012, the Group acquired five businesses. None of the acquisitions were significant in terms of purchase price.

On 23 October 2012, the Company completed its share buy-back which commenced on 24 October 2011. During the 12-month duration of the share buy-back program, the Company repurchased 3.952 million shares for a total cost of A$47.1 million.

On 15 November 2012, the Company announced that Mr John Michael Feeney and Mr Paul Varello retired as directors of the Company.

On 30 November 2012, the Group sold its Arizona scrap metal recycling assets to SA Recycling LLC, which is one of the Group’s joint ventures. In addition, in October 2012, the Group sold its Colorado scrap metal recycling assets to a third party. The pre-tax loss on the disposal of these assets recorded in half year ended 31 December 2012 was A$10.1 million. In October 2012, the Group disposed of its 50% ownership interest in its Metal Management Nashville, LLC joint venture and recognised a pre-tax loss of A$0.3 million in the half year ended 31 December 2012.

On 21 February 2013, the Company announced that, Daniel W. Dienst, the Company’s Chief Executive Officer, will retire effective 30 June 2013 upon the expiration of his contract. Mr Dienst will resign from the Company’s Board of Directors at the same time.

On 21 February 2013, the Company lodged a press release and Appendix 4D with the ASX announcing its results for the half year ended 31 December 2012.