Form 20-F
period 2013-06-30
Sims Metal Management Ltd
filed 2013-10-16
CIK 928366

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2013

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

16 West 22nd Street, 10th Floor

New York, NY 10010

(Address of principal executive offices)

Frank M. Moratti, Company Secretary and General Counsel

(61 2) 8113 1600; Frank.Moratti@simsmm.com

Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street

Botany, NSW 2019, Australia

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares* American Depositary Shares, each representing one ordinary share	OTCQB OTCQB

*	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2013:

204,309,387 Ordinary Shares

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

Our principal executive offices are located at 16 West 22nd Street, 10th Floor, New York, New York 10010 and our telephone number is (212) 604-0710. Our registered office is located at Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32—34 Lord Street, Botany, New South Wales, Australia 2019. The telephone number of the registered office is (61 2) 8113 1600.

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

Factors that could cause our actual results to differ materially from those contemplated by the forward looking statements include, among others, the following:

•	the impact of weak global economic conditions in the aftermath of the global financial crisis;

•	adverse changes in economic or political policies in China;

•	cyclicality and volatility in the metal recycling and steel industries;

•	exposure to changes in commodity prices, currency exchange rates and interest rates;

•	increases in steel imports into the United States, or US, or other significant market regions;

•	continued availability of bank financing and the ability to access the capital markets and/or obtain capital on favorable terms;

•	reduction in steel scrap demand due to a significant increase in the use of scrap substitute materials by consumers of processed recycled ferrous metal;

•	availability of adequate sources of material supply;

•	risks associated with implementing technology into our business;

•	risks of global operations, including international hostilities and terrorism and risks arising from non-compliance with the US Foreign Corrupt Practices Act and similar worldwide anti-bribery laws;

•	risks associated with severe weather, natural disasters and climate conditions;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the stringent laws, regulations and permit and license requirements to which our operations are subject;

•	risks associated with our identification of material weaknesses in our internal control over financial reporting;

•	the risk of not successfully implementing our cost-reduction initiatives;

•	the risk of failing to integrate acquisitions successfully;

•	the risk that we may not realize the anticipated benefits of our joint ventures or our strategic investments with third parties;

•	the risk of excess automobile shredding capacity;

•	the loss of export sales to markets outside of Australia, the US and the United Kingdom due to changes in trade regulations or otherwise;

•	the risk that we will be unable to secure third party commercial freight carrier services at a market-based price;

•	competition from containerized recycled metal exports;

•	exposure to customer credit risks and risks related to counterparties;

•	the loss of senior executive employees or managers;

•	the risk of labor disputes and risk of serious injury or death to our employees;

•	the potential for the impairment of goodwill and other identified intangible or other long-lived assets and other financial and accounting issues;

•	existing and future litigation;

•	risks of incurring uninsured losses or losses above our insurance policies coverage limits;

•	the risk of a cyber security incident and other technology disruptions;

•	significant influence of our largest shareholder over transactions requiring shareholder approval; and

•	the loss of foreign private issuer status.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The following table presents selected consolidated financial data for the five fiscal years ended June 30, 2013, and as at the respective fiscal year ends. The data presented below have been derived from our audited consolidated financial statements.

	As of and for the fiscal years ended June 30,
	2013	2012	2011	2010	2009
	(in A$ millions, except per share data)
Income statement data:
Revenue	7,203.1	9,042.3	8,852.9	7,458.5	8,641.0
Impairment of goodwill and other intangibles	(304.4)	(618.1)	—	(0.9)	(191.1)
(Loss)/profit before income tax	(487.0)	(644.5)	269.2	184.7	(124.8)
(Loss)/profit after tax	(466.1)	(622.5)	187.3	121.4	(150.3)

Basic (loss)/earnings per share (cents)[1]	(228.1)	(302.4)	91.5	62.1	(82.5)
Diluted (loss)/earnings per share (cents)[1]	(228.1)	(302.4)	90.9	61.8	(82.5)
Dividends declared per share (cents)	10.0	45.0	35.0	20.0	103.0
Dividends declared per share (US cents)[2]	7.8	42.7	33.1	16.3	63.1

Weighted average number of shares outstanding (in millions)[1]	204.4	205.8	204.6	195.3	182.2
Weighted average number of diluted shares outstanding (in millions)[1]	204.4	205.8	206.0	196.5	182.2

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

	As of and for the fiscal years ended June 30,
	2013	2012	2011	2010	2009
	(in A$ millions, except per share data)
Statement of financial position data:
Total assets	2,916.8	3,509.0	4,167.4	4,232.5	3,808.6
Borrowings	200.7	343.6	291.7	117.2	175.1
Total liabilities	988.0	1,225.3	1,255.9	958.9	949.6
Total equity	1,928.8	2,283.7	2,911.5	3,273.6	2,859.0

Exchange Rate Data

The following tables sets forth, for the periods and dates indicated, certain information regarding the rates of exchange between the US dollar and the Australian dollar. The information is expressed in US dollars per Australian dollar and is based on noon buying rates in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The average rate for a fiscal year means the average of the exchange rates on the last day of each month during that fiscal year. The noon buying rate on October 4, 2013 was US$0.9443 = A$1.00.

Average Rate
For the fiscal year ended June 30:
2013	1.0222
2012	1.0388
2011	0.9997
2010	0.8837
2009	0.7423

	Highest Rate	Lowest Rate
For the month ended:
September 2013	0.9444	0.9055
August 2013	0.9193	0.8901
July 2013	0.9259	0.8957
June 2013	0.9770	0.9165
May 2013	1.0313	0.9608
April 2013	1.0564	1.0255

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

Our operations and performance depend significantly on global economic conditions and particularly economic conditions in the US where our assets are predominantly located. Economic conditions in the US can be characterized as demonstrating frustratingly slow growth. We believe this condition can be associated most directly with poor labor market conditions and weak business and consumer confidence. The global financial markets also have experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries and continued anxiety about financial institutions. In addition, some observers have expressed concern regarding the sustainability of the European Monetary Union and its currency, the Euro, in their current form. These conditions and other disruptions to international credit markets and financial systems have caused a loss of investor confidence and resulted in widening credit spreads, increased credit losses and tighter credit conditions. Further, despite aggressive measures taken by certain governments and central banks, economic recovery has been slow. A significant risk remains that these measures may not prevent the global economy from falling back into a recession. There is also concern that higher interest rates associated with an expectation that there may be less financial accommodation from Reserve Banks could also threaten the potential for economic recovery.

The instability of the credit markets and weakness of the global economy could continue to adversely affect generation of scrap metal, the demand for our customers’ products, the amount, timing and stability of their orders from us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers’ and customers’ ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors have manifested themselves in our results through lower scrap purchases, lower sales and tighter margins. Our ability to absorb fixed costs has been negatively impacted by these conditions. These factors have adversely affected, and could continue to affect, our results of operations and financial condition.

Changes in economic and political policies of the government of China could reduce overall economic growth in China, which could have a material adverse effect on our results of operations and financial condition.

China has become the largest consumer of commodities in the world and represents an important market for our products. Accordingly, our results of operations and financial condition depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. Any future actions and policies adopted by the Chinese government could materially affect the Chinese economy and slow the growth of the demand for commodities in China, which could materially and adversely affect our business. As an example, in February 2013, China announced a new initiative called “Operation Green Fence” which is an effort by China to stem the flow of contaminants it allows in imported recyclable shipments. Under this initiative, all shipments of recycled materials are required to have contaminants under 1.5%. This initiative is due to expire in November 2013, however if China extends this initiative or replaces it with another similar initiative, it could have an impact on our ability to market our products in China which could impact our results of operations and financial condition.

China is the largest consumer in the world market for steel making raw materials and is the world’s largest producer of steel. China is currently one of the largest importers of scrap metals, particularly non-ferrous metals. However, as the economy in China continues to grow and expand, China ultimately could become a net exporter of scrap metals, which may impact future demand for our products from China. There can be no assurance that reduced demand from China could be offset by new demand from other markets. There also may be an adverse impact on demand for our products in China if China’s economy were to slow more markedly as a consequence of financial tightening, a banking crisis, social unrest, or other circumstances. There are recent economic indications, including commentary from the Chinese government that the rate of economic growth in China has begun to slow.

The metal recycling industry historically has been, and is expected to remain, highly cyclical and highly competitive and, in the past, has been subject to significant fluctuations in scrap metal prices as well as rapid changes in supply and demand, which could have a material adverse effect on our results of operations and financial condition.

Scrap metal prices and scrap intake are volatile and the operating results of the metal recycling industry, in general, have historically been cyclical, and are expected to remain highly cyclical, and our operations, specifically, are expected to be highly cyclical in nature. As a consequence of the lingering effect of the global financial crisis on our business, we have continued to encounter significant volatility in scrap metal pricing and demand. Our industry conditions in our largest market, North America, remain challenging.

Scrap metal prices are sensitive to trends in cyclical industries, such as the automotive and construction industries. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Recovery of inbound volumes likely will depend on a broad recovery from the current weak global economic conditions, although the length and nature of business cycles affecting the scrap metal industry historically have been unpredictable. We believe that constrained consumer spending in durable items such as automobiles and white goods has contributed greatly to reduced intake. Tight supplies of raw materials and increased competition have compressed our margins, particularly in North America and the United Kingdom, or the UK. Additionally, if we were to experience a protracted downturn in scrap metal prices, this would adversely affect our results of operations and financial condition, including possible losses arising from write-downs of inventories and long-lived assets such as property, plant and equipment, investments and intangible assets.

Fluctuations in commodity prices could have a material adverse effect on our results of operations and financial condition and our inventory positions could be exposed to falling markets.

We are exposed to commodity price risk during periods in which we have title to products that are held in inventory for processing or resale. Prices of commodities, including recycled metals, can be volatile due to numerous factors beyond our control. In an increasing price environment for the purchase of raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for sales of processed recycled metal, we may not have the ability to fully recoup the cost of raw materials that we procure, process and sell to our customers. New entrants into our markets have resulted in higher purchase prices for raw materials and lower margins from our recycled metal. We are unable to hedge positions in certain commodities, such as recycled ferrous metal. While certain hedging products for ferrous materials have recently been introduced to the market, they are unsuitable for our needs because of limited trading in these contracts. We will continue to monitor the development of these products as we pursue strategies to minimize risk and exposure on our ferrous products. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could adversely impact our operating and financial performance. We operate a global trading business that is involved in the purchase and sale of ferrous steel making raw materials without a corresponding sale or purchase. At any time, our global trading business may have a material number of “open” or “at risk” trading positions. To the extent that markets move in an adverse direction and we have not covered our position, this will have an adverse impact on our results of operations and financial condition.

Similarly, with our scrap metal inventory positions, we may have significant unsold positions during periods of falling prices that could adversely impact our results of operations and financial condition. Additionally, our electronics recycling business owns significant inventories at its smelter customers awaiting assay results for extended periods of time during which prices could decline. We mitigate this risk somewhat by entering into forward commodity hedges.

Developments in the steel industry could have a material adverse effect on our results of operations and financial condition.

The scrap metal industry, and our business specifically, may also be adversely affected by increases in steel imports into the US, or our other significant market regions, such as Australia and the UK, which may have an adverse impact on steel production in such market regions and a corresponding adverse impact on the demand for recycled metal from some of our facilities within such market regions. Additionally, the scrap metal industry, and our business specifically, could be negatively affected by changes in tariffs, or increased freight costs which could negatively impact export sales or attract imports of recycled metal or metal substitutes, which could, in turn, reduce demand for our recycled metal. In recent years, certain steel manufacturers have vertically integrated into the scrap metal recycling industry. This has reduced domestic demand for scrap metal in our markets and has increased our focus and reliance on export markets.

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

During periods of high demand, tightness can develop in the available supply of recycled ferrous metal. During such periods, the relative scarcity of recycled ferrous metal, particularly prime or industrial grades, provides opportunities for producers of substitute products, such as pig iron and direct reduced iron pellets, to gain market share. It cannot be assured that the use of substitutes to recycled ferrous metal will not proliferate in the future if the prices for recycled metal rise or if the supply of available unprepared ferrous metal tightens. A number of third parties around the world are developing technologies to produce recycled ferrous metal substitutes. A recent example of this relates to the development of a direct reduced iron facility in Louisiana by Nucor Corporation. If these efforts are successful, they could diminish demand for higher grades of ferrous scrap and adversely impact ferrous scrap pricing. Development of scrap substitutes could adversely affect our results of operations and financial condition.

The profitability of our metal recycling operations depends, in part, on the availability of an adequate source of supply and scrap flows, which have been adversely impacted by weak economic conditions in the US, the UK and elsewhere.

We procure our recyclable metal inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, as a result of weak global economic conditions, a slowdown of industrial production and weak consumer spending in the US, the UK and certain other countries has occurred, which has reduced the supply of industrial and post-consumer grades of scrap metal, resulting in us having less recyclable metal available to process and market. During periods of weak scrap generation, our competition generally pursues a higher share of the market by sacrificing margin for volumes, which can materially impact our results of operations and financial condition.

We are dependent on technology in our business and face risks associated with implementing technology into our business, which may prove to be unsuccessful.

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

The new technology we implemented to recover plastics and glass from electronics recycling has proven to be unsuccessful to date. In fiscal 2013, we recorded an impairment to our fixed assets associated with our plastics plant in the UK. We may be required to record further impairments to our fixed assets associated with our proprietary systems in the future if these technologies prove to be unsuccessful, which could have a material adverse effect on our results of operations and financial condition. Additionally, returns generated from our shredder downstream investments have been less than our expectations, some of which we relate to weak scrap generation and changes in the mix of our intake.

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

Our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters. If natural disasters were to directly damage or destroy our facilities, they could disrupt our operations, delay shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. This risk is somewhat mitigated by the geographical diversification of our operations. In fiscal 2011, our operations in Queensland, Australia were impacted by severe flooding, certain of our operations in New Zealand were impacted by earthquakes, and certain of our operations in North America were impacted by flooding around the Mississippi River. In fiscal 2013, our operations in the Northeast US were significantly impacted by Superstorm Sandy.

Risks Related to Regulation

Our operations are subject to extensive governmental regulation in each of the jurisdictions in which we operate.

In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to trade, competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, metal theft, transportation activities, international trade, and other matters. We may be required to make significant expenditures and to devote substantial management time and attention in order to operate our business in compliance with such laws and regulations. In addition, changes in these laws or regulations or their interpretations or enforcement may require us to make significant additional expenditures or to change our business practices. For example, as a result of changes to the Australian Corporations Act 2001, or Corporations Act, which came into effect on July 1, 2011, shareholders have the opportunity to vote on the remuneration report in our home annual report. While this vote is advisory only and non-binding, a vote against the remuneration report by at least 25% of the shareholders at successive annual general meetings would result in a further resolution being put to shareholders at the second of those annual general meetings that a further meeting be held at which the entire existing Board (other than the managing director) be subject to reelection. Any change to our Board may cause disruption to the operation of our business or cause investor concern.

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

In all jurisdictions in which we operate, we are subject to comprehensive statutory and regulatory environmental requirements at all levels of government relating to, among others:

•	the storage, treatment, handling and disposal of solid and hazardous waste and other hazardous materials;

•	emissions of dust, noise, odor and water;

•	protection of ecosystems;

•	the management, treatment and discharge of wastewater and storm water;

•	the prevention and remediation of impacts to soil, surface water and groundwater; and

•	the protection of employee health and safety.

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

In August 2013, one subsidiary of our North America metal recycling operations agreed to make a civil payment of US$2.7 million and a reimbursement of US$1.4 million for investigation costs to resolve a civil case brought by San Francisco and Contra Costa Counties, which acted on behalf of the State of California in order to resolve a dispute related to alleged breaches of record-keeping requirements in California legislation enacted in 2008 to reduce the risk of purchasing stolen metal as scrap metal, which resolved the matter for all eight of the West Region’s California operations. In resolving this dispute we did not admit to any liability.

Regulation of greenhouse gas emissions and climate change issues may adversely affect our operations and markets.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. In July 2012, the Australian government introduced a carbon tax at A$23 per tonne, rising 2.5% annually plus inflation, after which it will transition to a cap-and-trade scheme with permits bought on the free market, but subject to a floor and ceiling price. While our Australian operations currently are not subject to the carbon tax, they have been impacted by higher prices for energy as the cost of the carbon tax generally is passed on by our energy suppliers. In addition, if we were to become subject to the carbon tax in Australia, we would incur additional capital and operating costs to comply with such legislation including the acquisition of emissions allowances to continue operating. In September 2013, a new prime minister was elected in Australia who ran on a platform to repeal the carbon tax. However, until the carbon tax is repealed or replaced by the Australian government, our Australian operations will be impacted by higher energy costs.

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

In 2007, the US Supreme Court ruled that the US Environmental Protection Agency, or the USEPA, was authorized to regulate carbon dioxide emissions under the US Clean Air Act. Subsequently, the USEPA issued the Mandatory Reporting of Greenhouse Gases Rule, which requires large sources and suppliers in the US to report greenhouse gas (GHG) data at a facility located in the US if the levels of GHG emissions at such facility exceed certain threshold levels. In 2011, the US Supreme Court also ruled that the authority to regulate carbon dioxide emissions is limited to the USEPA under the US Clean Air Act and does not extend to the US states. At present these requirements do not apply to any of our US facilities.

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

The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances, such as increased water levels. These effects may adversely impact the cost and financial performance of our operations, but are unlikely to emerge over a short time frame, and should therefore allow gradual mitigation measures to be enacted.

In some instances, our operations generate waste that is required to be treated and/or destroyed. Generally, the waste generated by our operations is disposed of or reused in landfill applications, in each case, in accordance with applicable environmental laws.

Our metal recycling operations produce significant amounts of waste. Currently, more than 99% of our waste streams are classified as non-hazardous and are, in many instances, used for beneficial uses in landfill applications, such as daily landfill cover material and engineering applications. Less than 1% of our waste streams are classified as hazardous, which are heavily regulated. With respect to such hazardous waste, we are required to pay to have it treated and/or destroyed and/or disposed of in hazardous waste landfills, in accordance with applicable laws.

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

Each of the US Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. These laws may require controls, policies and processes, including record-keeping practices, so that business is conducted without the influence of bribery and corruption. These anti-bribery laws often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply also may result in reputational damage. Our corporate policies mandate strict compliance with these laws. Given the high level of complexity of these anti-bribery laws, however, there is a risk that violations of these laws could occur in connection with our business operations. Any violation of these anti-bribery laws or allegations of such violations, whether or not merited, could result in a requirement for us to pay substantial penalties, result in disbarment from certain public procurement contracts and/or materially harm our reputation.

Risks Related to Our Business

We have identified material weaknesses in our internal control over financial reporting and as a result had to restate our historical financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In January 2013, we announced that our Board had established a Special Committee (the “Committee”) to investigate inventory valuation issues in our UK business. The Committee was assisted by the Group Chief Executive Officer and Group Chief Financial Officer, internal audit, PricewaterhouseCoopers and outside counsel. In February 2013, we announced that the Committee concluded that the Group’s UK inventories were overstated and that our consolidated financial statements for the three years ended June 30, 2012 would need to be restated. We restated such financial statements in our Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the year ended June 30, 2012, which was filed with the SEC on March 15, 2013.

The Committee’s investigation revealed that the primary root causes for breakdowns in our control environment was attributed to the failure to adequately supervise operations (including inventories), responsibly safeguard assets and failure to maintain adequate controls over financial reporting relating to inventory. Additional operational failures identified included: failure to test inventory adjustments, failure to identify and halt accumulations of excessive levels of inventories and failure to successfully integrate information technology systems in the UK.

Management identified three material weaknesses in our internal control over financial reporting in fiscal 2012. The material weaknesses were in the following areas:

1. Segregation of duties — Duties within the inventory cycle of the UK operations were improperly segregated. UK management permitted uncontrolled access to operational managers who had the ability to perform monthly inventory counts, report inventory transfers and adjustments, prepare assays, approve pricing for suppliers and customers, and to determine inventory valuation.

2. Period end management review — UK management did not maintain effective period end controls over inventory valuation, and more specifically the physical inventory validation and reconciliation processes.

3. Inventory valuation — UK management failed to perform proper valuation analysis on its inventories. A properly structured inventory valuation would have identified the overstatement of inventories within the UK financial statements.

Two of these material weaknesses were remediated prior to June 30, 2013. As discussed further in Item 15, the inventory valuation material weakness was not remediated in fiscal 2013. In addition, management identified another material weakness related to the review of manual journal entries across multiple business units.

We are actively engaged in developing remediation plans designed to address the material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. Also, this could lead to investors losing confidence in our reported financial and other information.

We may not be able to successfully implement our cost-reduction initiatives.

In January 2012, we undertook a review of our operations to identify cost-reduction initiatives to improve performance. The cost-reduction initiatives were implemented at certain of our operations in the latter part of fiscal 2012 and in fiscal 2013. While we were successful in reducing our controllable costs at these operations, we fell short of our internal targets. We continue to focus on cost-reduction initiatives and expect further savings in fiscal 2014. However, there can be no assurance that these initiatives will be completed or beneficial to us or that estimated cost savings from such activities will be realized as planned.

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

As part of our growth strategy, we have acquired companies that we believe will expand, complement and/or diversify our business. In recent years, we have expanded aggressively, particularly in the US. In the last two fiscal years, by way of example, we acquired 18 companies. We do not currently intend to pursue any acquisition in fiscal 2014; however we cannot assure you that we will not determine later in fiscal 2014 to acquire companies.

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

From time to time, we make investments or enter into joint ventures with other entities as a means of entering into new markets. In addition to the current joint ventures and strategic investments, we may enter into similar joint ventures or make other investments when proper opportunities occur. Risks related to our existing and future joint ventures and strategic investments include:

•	the potential for disagreement with our joint venture partner(s) or other investors, as applicable, on how the venture or business investment should be managed and/or operated;

•	the potential for write-downs of our investments in joint ventures;

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

Any of these events could distract our management’s attention and result in us not obtaining the anticipated benefits of a joint venture or strategic investments. This, in turn, would negatively affect the performance of such joint venture or strategic investment and its contribution to our results of operations. In fiscal 2013, we recorded an impairment charge of A$14.9 million related to our investment in Chiho-Tiande Group, or CTG, due to a significant decline its CTG’s share price and its recent operating results. In fiscal 2012, we recorded an impairment charge of A$57.5 million related to our investment in SA Recycling LLC, or SA Recycling, due to changes in assessment of the earnings estimated for SA Recycling.

We may be negatively impacted by excess automobile shredding capacity.

There is excess automobile shredding capacity in the US and the UK. Consequently, industry participants have been required to reduce margin in order to gain incremental market share in order to secure a higher level of raw material. This has arisen because we and our competitors expanded capacity just ahead of the supply constraints arising from weak global economic conditions. Our profitability, return on capital, and cash flows have been, and may continue to be, adversely impacted by excess shredding capacity.

Changes in interest rates could have a material adverse effect on our results of operations and financial condition.

All of our borrowings have variable interest rates over a base rate. We have not historically hedged our exposure to higher interest rates and it may not be possible for us to effectively hedge against changes in interest rates, or on an economically reasonable basis. Increases in market interest rates would increase our borrowing costs and could have a material adverse effect on our results of operations and financial condition.

The loss of export sales could have a material adverse effect our results of operations and financial condition.

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

The inability to secure third party commercial freight carrier services at a market-based price could negatively affect our results of operation and financial condition.

We rely on third party commercial freight carriers to transport almost all of our finished goods. Access to third party freight carriers and at reasonable prices cannot be assured. If we could not secure third party freight services at a market-based price competitive with others in our industry, there could be an adverse impact on our revenues, results of operations and financial position. Furthermore, we are dependent on international markets for shipping scrap and if laws or regulations were to prohibit or limit our ability to ship between continents, there could be an adverse effect to our results of operations and financial condition.

We are subject to competition from containerized recycled ferrous metal exports which can negatively affect our port operations and marketing programs.

We generate a significant portion of our earnings from the export of recycled ferrous metal. There has been an increasing recent trend of containers being used to export recycled ferrous metal. These containers are being used for exporting materials at a relatively low cost because vessel operators provide lower freight costs to container shippers relative to bulk shippers. Small recycled metal operators, principally in the Southwestern US, have been exporting significant quantities of recycled ferrous metal in containers in competition with us. The increasing competition from containerized recycled ferrous metal exports may reduce ferrous scrap intake to our yards and our gross margin on ferrous export sales, and accordingly, could have a material adverse effect on our results of operations and financial condition.

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

In connection with the sale of products (other than sales with letters of credit), we generally do not require collateral as security for customer receivables nor do we typically purchase credit insurance. We may have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair our collection of those receivables. We sell scrap metals to steel mills and other consumers who may have difficulty refinancing maturing obligations because of unfavorable conditions prevailing in the global credit markets. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition. In fiscal 2013, we recognized an impairment of A$4.8 million relating to loans made to a customer. Further, we were required to establish an additional provision of A$1.1 million for an uncollectible accounts receivable as a result of a customer bankruptcy.

We rely on lines of credit from commercial banks to finance our operations. Our results of operations and financial condition would be materially adversely affected if we were unable to continue to have access to bank financing on acceptable terms.

As of June 30, 2013, the total amount available under our credit facilities was A$1,396.7 million, of which A$219.3 million was outstanding, resulting in A$1,177.4 million of potential borrowing availability under the facilities. Our borrowing availability under the facilities is subject to covenants specified under the facilities. As of June 30, 2013, we had cash balances of A$46.9 million. If these banking institutions were to fail or to otherwise become unable or unwilling to satisfy their obligations to us under our credit agreements, then these events would likely have a material adverse effect on our results of operations and financial condition. Furthermore, our credit facilities contain customary events of default. The occurrence of an event of default under a credit facility could result in the termination of such credit facility by the relevant lender and, due to the existence of cross default provisions among our various lenders, could result in the termination of all of our credit facilities. Should these events occur, then they would likely have a material adverse effect on our results of operations and financial condition. We are also subject to certain financial covenants under the credit facilities which are measured on a bi-annual basis. If we are unable to comply with such covenants, then such non-compliance would result in a deemed default under the facilities due to the aforementioned cross default provisions. Although we were in compliance with all of the financial covenants in our credit facilities as of June 30, 2013, due to the weak global economic conditions in the aftermath of the global financial crisis and its lingering effects on commodity markets and our industry, it is possible that we will be unable to continue to comply with our financial or other obligations under the credit facilities in the future.

Each of our credit facilities mature at the end of October 2015. There can be no assurance that we will be able to extend or refinance our existing credit facilities when they mature. If we are able to extend or refinance our existing credit facilities, there can be no assurance that the financial and other terms of the new facilities will be comparable to the terms of our existing credit facilities or that the available terms will be acceptable to us. Our inability to extend or refinance our existing credit facilities, or on terms comparable to the terms of our existing credit facilities, could have a material adverse effect on our results of operations and financial condition.

We currently do not have a Group CEO and our company is being managed by a Global Leadership Team. The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our results of operations and financial condition.

Our operations depend on the skills and efforts of our senior management team. In addition, we rely substantially on the experience of the managers of our businesses with regard to day-to-day operations. While we have employment agreements with certain members of our senior management team, we may be unable to retain the services of any of those individuals. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our results of operations and financial condition.

On June 30, 2013, Daniel W. Dienst retired as an executive director and Group CEO. Effective July 1, 2013, the Board created a Global Leadership Team to serve in lieu of the Group CEO. On October 8, 2013, the Board announced the appointment of Galdino Claro as Group CEO and Managing Director effective November 4, 2013.

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

In fiscal 2013, the continuing difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalization negatively affected the fair value of our CGUs for purposes of our periodic testing of goodwill and other identifiable intangible assets for impairment. As a result, we recorded A$292.2 million of goodwill impairment charges and A$12.2 million of other intangible asset impairment charges during fiscal 2013. As of June 30, 2013, the balances of goodwill and other identifiable intangible assets were A$166.5 million and A$97.4 million, respectively. Since fiscal 2009, we have recorded A$1,114.5 million of goodwill and other intangible impairment charges. Refer to Note 14 of the consolidated financial statements included in Item 18 of this annual report for additional information.

The metal recycling industry is highly cyclical and we are more likely than other companies in less cyclical industries to incur impairment losses due to variability in our earnings and cash flows. We may be required to record additional impairment charges relating to goodwill and other identified intangibles in future periods if the fair value of any of our CGUs declines below its carrying value. Any additional impairment charges will negatively affect our results of operations and financial condition.

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

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on our financial condition and results of operations. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices but we are not fully insured against all business risks. Our insurance policies cover physical loss or damage to property and equipment arising from a number of specified risks, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes and floods, also are covered. In addition, we maintain various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance.

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

Notwithstanding the insurance coverage that we carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant insurance policy, or losses arising from events not covered by insurance policies, could adversely affect our results of operations and financial condition. Increases in our loss experience rate also increase the cost of our commercial insurance.

A cyber security incident and other technology disruptions could negatively impact our business and our relationships with customers

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, business partners and our customers. Such uses give rise to cyber security risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ personal information, private information about employees, and financial and strategic information about us and our business partners.

While we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Risks Related to Our Ordinary Shares and American Depository Shares, or ADSs

Our largest shareholder has significant influence over transactions requiring shareholder approval.

Mitsui Raw Materials Development Pty Limited holds approximately 18% of our outstanding ordinary shares and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, Tamotsu Sato is Mitsui’s designated representative director and Christopher J. Renwick is Mitsui’s designated independent director. Mitsui may have interests with respect to its investment in Sims that are different from, or in addition to, the interests of other holders of Sims ordinary shares or ADSs. The extent of Mitsui’s shareholding in our ordinary shares also could have the effect of discouraging offers to acquire control of Sims and may preclude holders of Sims ordinary shares or ADSs from receiving any premium above the market price for their shares that may be offered in connection with any attempt to acquire control of Sims.

If we were to lose our foreign private issuer status under the US federal securities laws, we would likely incur additional expenses associated with compliance with the US federal securities laws applicable to US domestic issuers.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act, applicable to US domestic issuers. In order to maintain this status, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be owned of record, directly or indirectly, by non-residents of the US as we do not currently satisfy any of the additional requirements necessary to preserve this status. Currently, we believe that a majority of our ordinary shares are held by non-residents of the US. If we lost our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. If we were required to comply with the Exchange Act reporting requirements applicable to a US domestic issuer, our regulatory and compliance costs likely would be significantly higher than such costs we incur currently as a foreign private issuer.

We have voluntarily delisted our ADSs from the NYSE, which may reduce liquidity for our ADSs, and we plan to terminate our Exchange Act registration in the future.

In view of the significant costs associated with maintaining a US listing, and the fact that the vast majority of the trading of our shares occurs on the Australian Securities Exchange, or ASX, we voluntarily delisted our shares from the New York Stock Exchange, or NYSE, on October 11, 2013. Following the NYSE delisting, our ADSs trade in the US in the “over-the-counter” (OTC) market. The OTC market is a significantly more limited market than the NYSE which may result in reduced trading volumes of our ADSs potentially reducing liquidity in the market for our ADSs.

To the extent that we comply with one of the deregistration conditions required under the applicable US securities laws, it will be possible for us to effect a deregistration. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Australian law and regulations. For more information see “Item 8.B. — Significant Changes”.

Item 4. Information on the Company

A. History and Development of the Company

Sims Metal Management Limited is an Australian domiciled corporation that is incorporated in the State of Victoria, Australia, and operates under the Australian Corporations Act. Our principal place of business is located at 16 West 22nd, Street, 10th Floor, New York, NY 10010 and the telephone number is (212) 604-0710.

We are a global, unified full-service recycling company focused on providing efficient end-of-life solutions for obsolete, post-consumer and post-industrial metal and electronics products.

History of the Company

Sims was originally established in 1917 by Albert Sims, as a Sydney, Australia based recycled metals dealer. The business was incorporated as Albert G. Sims Limited in 1928 and was renamed Simsmetal Limited in November 1968. In November 1970, we merged with Consolidated Metal Products Limited and the merged ASX, listed company was named Sims Consolidated Limited. In May 1979, Sims Consolidated Limited was acquired by Peko-Wallsend Limited and subsequently delisted.

In February 1988, we entered the US scrap recycling market through our acquisition of LMC Corporation located in the state of California. In August 1988, Sims Consolidated Limited was acquired by North Limited (previously known as North Broken Hill Holdings Limited, and then North Broken Hill Peko Limited). In 1989, North Limited sold the business to Elders Resources NZFP Limited, a diversified resources company. In 1990, Carter Holt Harvey Limited made a successful takeover bid for Elders Resources NZFP Limited and divested that company’s non-forestry businesses, which included Sims. Sims changed its name to Simsmetal Limited in 1990 and relisted on the ASX in November 1991.

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

On March 14, 2008, we issued 53.5 million ADRs, with a fair value of A$1.5 billion, to purchase the issued capital of Metal Management, Inc. (“MMI”) in the US. MMI was one of the largest full service scrap metal recyclers in the US with locations in 17 US states. The acquisition was consummated to strengthen our position in the North American scrap recycling market, increase our opportunity to be a supplier of raw materials to US steel mills, and expand our presence in non-ferrous products. The acquisition was complementary as our operations in North America were primarily export-focused, while MMI’s operations were primarily domestic-focused and included a large non-ferrous recycling business. Our acquisition of MMI in March 2008 created the world’s largest publicly-traded recycling company. In November 2008, our shareholders approved the change in our corporate name to Sims Metal Management Limited.

Acquisitions

Our corporate strategy has been to grow and develop our core metal recycling business internationally, but particularly in North America and the UK, and our Sims Recycling Solutions, or SRS, business globally to collectively create the world’s leading recycling company. However, we do not currently intend to acquire any companies in fiscal 2014.

From July 1, 2010 to June 30, 2013, we invested a total of A$216.1 million of cash for acquisitions and acquired 32 companies.

Though we do not currently intend to acquire any companies in fiscal 2014, we may determine to pursue acquisitions again as and when attractive opportunities present themselves.

Strategic Investments

Fiscal 2012 marked our first investment in mainland China, with a minority investment in CTG. We acquired 16% of CTG’s outstanding shares by purchasing existing shares for consideration of A$93.5 million with an opportunity to increase our ownership stake to 20% through options, warrants and a convertible bond. We paid A$37.8 million for the convertible bond issued by CTG.

After evaluation of opportunities to enter the physical recycling arena in the People’s Republic of China, we identified CTG as an attractive metal recycling company that may define and shape the nascent Chinese recycling landscape. CTG is listed on the Hong Kong Stock Exchange and has operations in China and Hong Kong. According to CTG, they are the largest importer of mixed metal scrap used for recycling, reuse and processing in terms of the total import volume as approved by the Ministry of Environmental Protection in China. CTG operates three core businesses: a metal recycling business, foundry business and wholesale scrap metal brokerage business. CTG has been a long-standing, trusted and honorable trading partner of Sims. We continue to evaluate opportunities in China which, we believe, may become a fast-growing recycling market as and when a consumer led economy develops.

Capital Expenditures

The following table sets forth our capital expenditures by segment for the last three fiscal years.

	Fiscal years ended June 30,
(in A$ millions)	2013	2012	2011
North America	79.2	79.0	69.2
Australasia	50.2	39.5	29.4
Europe	19.6	42.6	44.2

Total	149.0	161.1	142.8

Our primary capital expenditure activities in fiscal 2013 are summarized below:

•

In North America, our primary capital expenditures related to the build out of facilities within our New England region, outlays for the NYC Municipal Recycling facility and expenditures relating to enhancements of our asset acquisitions in the Gulf region. Within our SRS business, expenditures included the purchase of capital equipment in connection with the E-Structors, Inc. acquisition and initiation of innovative “ripper” e-waste recycling equipment project in Roseville, California.

•

In Australasia, our primary capital expenditures were for a capital upgrade of the St. Mary’s yard in New South Wales and the installation of a downstream non-ferrous extraction facility in Victoria. Further, we invested in our sites in Queensland and Tasmania.

•	In Europe, we continued to make investments in our SRS business in Continental Europe.

In fiscal 2014, we expect to only invest circa A$80 million for capital expenditures. We expect to fund our capital expenditures from either cash generated from operations or from our lines of credit.

In Australia, we intend to invest in infrastructure and equipment upgrades, while continuing to make additional investments in non-ferrous recovery systems. Additionally, we intend to make significant investments in Western Australia with a new shredding operation, the construction of which we expect will take approximately two years. We also will expand our St. Mary’s facility and further expand to the source of scrap in South and North Queensland. In North America, we intend to complete the development of a New England metals recycling footprint, with a greenfield yard, shredder and export facility in Rhode Island. Further, we anticipate completion of stage one of the NYC Municipal Recycling project. Both projects are due to be completed in the first half of fiscal 2014.

We believe this strategy of promoting controlled growth will allow us to realize better margins prospectively when economic conditions improve, while defending our capitalization in the near-term.

Divestures

In fiscal 2012, we divested our 50% interest in Australian Refined Alloys’ secondary lead producing facility in Sydney, Australia for a total (100% interest) sale price of approximately A$80 million and we realized a profit on the sale of A$35.7 million. This divestment was in accordance with our previously stated intention to dispose of non-core assets.

In fiscal 2013, we divested our 50% interest in our joint venture in Nashville, Tennessee, and sold certain assets and the business of our Arizona and Colorado scrap metal recycling yards. The consideration received for these divestures was approximately A$52 million and we realized a loss on the sale of A$10.4 million. These businesses are non-core assets of our North America segment.

In early fiscal 2014, we sold the capital stock of Aerospace Metals, Inc. a business based in Hartford, Connecticut, which was focused on the recycling of titanium alloys and high temperature metals, and separately sold the assets of our business in Birmingham, Alabama in another transaction. Both businesses are non-core assets of our North America segment. The Birmingham sale was conducted as the location provided limited synergies with our Gulf and Mississippi river system based assets. The consideration received for these divestures was not material. These divestments were made to enhance the return on capital opportunity for our North American Metals asset portfolio.

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

We are domiciled in Australia; however approximately 86% of our revenue is derived from operations outside Australia, including approximately 63% derived from our North America segment. Our business consists of metal recycling, SRS and other smaller businesses. The metal recycling business collects and processes ferrous and non-ferrous metals for sale to customers in domestic and international markets. The SRS business collects and processes post-consumer products such as televisions, radios, computers and other electronic and electrical consumer goods. We also operate, or have interests in, other businesses, including manufacturing and renewable energy businesses which are small in the context of our overall business.

We are principally organized geographically and then by line of business. While we evaluate results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:

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

•	Secondary processing and other services — comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other service based revenue.

See “Item 5 — Operating and Financial Review and Prospects” for sales by geography and product group.

Metal Recycling

Industry Overview

Steel and iron products can only be produced from beneficiated virgin iron ore or recycled scrap metal. Iron ore is the largest volume source of metallic used in steelmaking. However, recycled ferrous (steel and iron) scrap is a highly important metallic utilized in the steelmaking production process. Recycled ferrous scrap is the predominant feedstock for Electric-Arc-Furnace, or EAF, based steel production. There are well acknowledged benefits to steelmaking by the EAF process, chief among them being lower energy consumption and environmental emissions compared to the Basic Oxygen Furnace, or BOF, process. Other advantages include operating flexibilities and lower capital requirements. Recycled ferrous scrap also is commonly used as feedstock for BOF steel production wherein thermal, chemical, and operational efficiencies allow between 5% to 25% scrap charge.

In 2012, according to the World Steel Association, or WSA, 1.5 billion tonnes of steel was produced globally, representing a 1% increase from 2011 to a new annual output record nearly 82% higher than in 2000. According to the WSA, EAF-based steel production was 452 million tonnes in 2012 and represented approximately 29% of total global steel production, which is a 57% increase on volumes in 2000 of 287 million tonnes. However, this growth for EAF-based steel production has been muted to a large degree because in China, there has been an explosive growth of steel output to 46% of total world steel production, the BOF process is utilized predominately due to there currently being an insufficient availability of scrap relative to needs that China would have to develop a meaningful supply of steel through EAF technology. This constraint is not market induced, but instead a function of the amount of raw steel produced in earlier years that have become available as scrap. World raw steel production through July 2013 annualizes to 1.6 billion MT.

According to the Bureau of International Recycling, the use of steel scrap in global steel production was 570 million tonnes in 2012, which represented approximately 37% of total metallics used per MT of raw steel produced. This amount was equal to the record set in 2011 for global steel scrap use as a raw material for steelmaking. Future availability of scrap metal is expected to increase, which should result in increased consumption by steelmakers.

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

We source non-ferrous metals from manufacturers, known as production offcuts, and from generators of electricity, telecommunication service providers and others who generate obsolete metal. Peddlers and metal dealers, who collect from a variety of sources, also deliver material directly to our facilities. In addition, we generate significant quantities of non-ferrous metal as a by-product, which is referred to as NFSR, Zorba or mixed metals, from our ferrous shredding operations. We report such sales as ferrous product sales.

North America

Based on the size and scope of our operations, we believe we are the largest metal recycler in North America. Our North American metals recycling business, including our 50% interest in SA Recycling, consists of more than 130 physical operations located in 24 US states and British Columbia, Canada. Our geographic diversity and deep water port access on both the US East and West Coasts provides operational flexibility and enables us to divert sales, when deemed appropriate, between export and domestic markets to maximize profitability and to take advantage of freight opportunities. Other operational benefits include reduced exposure to regional issues for our businesses relative to domestic market conditions and reduced risks of berthing delays often experienced by users of unaffiliated terminal facilities.

We also recycle post-consumer materials through a 20-year recycling contract with the New York City Department of Sanitation, which became effective in January 2009. Under this contract, we handle plastic, glass and metal. Packer trucks owned and operated by New York City deliver recyclables as a commingled product to our facilities. The commingled product then is processed using a series of screens, magnets, eddy currents, optical sorters and conveyors. The recyclables are separated and sorted into ferrous and non-ferrous metals, different plastic resins, glass and residue. Then, the recycled materials are shipped to US and non-US markets.

Australasia

Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the southern hemisphere. We have 44 physical operations in Australia, nine physical operations in New Zealand and four physical operations in Papua New Guinea. We consolidated our overall number of sites in Australia to 44 from 48 in fiscal 2012 to reduce our cost base. During fiscal 2013, we completed one bolt-on acquisition in South Australia.

Europe

Based on the size and scope of our operations, we believe we are one of the largest metals recyclers in the UK. We recover and process recycled ferrous metal through 37 physical operations strategically located to serve domestic customers and export markets. Satellite feeder yard operations, extending throughout England and Wales, facilitate the supply of metal through to our larger processing facilities. Most of our main facilities are accredited under the ISO 9001 Quality Assurance system. Our non-ferrous operations are integrated with many of the ferrous metal sites throughout the UK, offering comprehensive service to suppliers.

We recently implemented a cost rationalization plan in the UK by restructuring our operational footprint among other initiatives. Operations at several small inefficient feeder yards have been consolidated. Additionally, we idled two shredders and shifted material to our remaining three shredders in the UK, thus resulting in higher utilization rates.

Marketing

Our export and import marketing activities are conducted through our international businesses, being Sims Metal Management Asia Limited, which is based in Hong Kong and markets and brokers non-ferrous metals, and Sims Group Global Trade Corporation, which is based in the US and markets and brokers ferrous metals. These activities consist of teams of traders and exclusive agents, marketing and brokering recycled ferrous and non-ferrous metals and alternative steel making raw materials on our behalf and third parties.

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

Sims Recycling Solutions

SRS is our recycling solutions business, which includes electronic product de-manufacturing and processing operations, and commonly is referred to as e-recycling. SRS was launched with the construction of an end-of-life refrigerator recycling plant in the UK in 2002, and our first significant acquisition in SRS was the Mirec Group of companies in October 2004. SRS has established operations in the UK, Continental Europe and North America and a developing presence in the Asia-Pacific region. We currently have 42 operating facilities located in 18 countries on five continents.

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

In October 2008, we acquired Global Investment Recovery, Inc., or GIR. The acquisition of GIR increased our North American e-recycling and asset recovery market presence by approximately 40%, consolidating our market leading position. GIR is a leading US e-recycler and asset recovery specialist, with operating facilities in Florida, Nevada and Arizona.

In September 2012, we acquired E-Structors, Inc. which provides electronics recycling and document destruction services from its operations in Maryland, and in December 2012, we acquired the operations of Genesis Recycling Ltd. which provides electronics recycling services from its operations in British Columbia.

Europe

In the UK, we operate refrigerator recycling facilities using leading technology to fragment domestic and commercial fridges within an enclosed environment. The purpose of this process is to safely remove ozone depleting substances for destruction. The remaining materials are separated mechanically into product streams including steel, non-ferrous metals, plastics and foam. These products are then marketed in the recycled materials market.

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

In the past, we have made a number of European e-recycling acquisitions, including among others, Mirec, Metall + Recycling, or M&R, and S3i. The acquisition of Mirec provided us with operations in the UK, the Netherlands, Belgium and Sweden. The acquisition of M&R, located in Germany, has provided us with unique technical capabilities for the recycling of electronic and electrical equipment and non-ferrous metals processing as well as a broadened operational base in Europe. S3i provided a platform for recycling mobile devices. In Europe, we also offer recycling services to commercial accounts as it relates to the refurbishment and resale of recycling computers, which we refer to as our SLS business.

Australasia

We are committed to providing an effective and efficient e-recycling program and have operations in Australasia to address the growing social and environmental problem represented by end-of-life computers and other information technology equipment. In November 2008, we commissioned Australia’s first e-recycling mechanical plant in Sydney.

We made an investment in the rapidly developing Indian e-recycling market, through the acquisition of Trishyiraya, based in Chennai. In fiscal 2011, we further strengthened our presence in India by acquiring TIC Group India Private Limited, which is an e-recycling and ICT asset recovery business located in Delhi, India.

We have also invested in growing our operations on the continent of Africa through the start-up of an e-recycling facility near Durban, South Africa. It is ideally situated to provide e-waste recovery, recycling and IT asset management services to businesses and organizations in South Africa and sub-Saharan Africa.

Also, we expanded to the United Arab Emirate of Dubai and opened a collection facility in fiscal 2012.

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

Suppliers generally are not bound by long-term contracts and have no obligation to sell metals to us. Among other things, the supply of these raw materials can be dependent on prevailing market conditions, including the buy and sell prices of ferrous and non-ferrous recycled metals. In periods of low prices, suppliers may elect to hold metal to wait for higher prices or intentionally slow their metal collection activities. In addition, a global slowdown, similar to what has occurred during our last five fiscal years, has reduced the supply of obsolete and industrial grades of metal to the metal recycling industry, has reduced the amount of metals available for us to recycle and has tightened margins as we have had to pay higher prices for raw materials relative to selling prices.

Sims Recycling Solutions

We source raw materials for our SRS business from a number of sources, including:

•	manufacturers of post-consumer electronic products who must comply with specific end-of-life disposal requirements under legislation such as the WEEE Directive;

•	the business community for remarketable, reusable or recyclable electronic and electrical products; and

•	councils and other municipal organizations that operate to aggregate recyclables for processing.

The availability of these raw materials may depend on the continuation of existing disposal legislation and our ability to extend existing contracts or enter into new contracts for the collection of post-consumer recyclable materials.

Government Regulation

In each of the jurisdictions in which we operate, we are subject to a variety of laws and regulations relating to competition, taxes, employees and employee benefits, worker health and safety, land use, the environment, international and domestic trade and other matters. Certain of these laws and regulations, in particular those relating to worker health and safety and the environment, have a material impact on our ongoing business operations. Changes in these laws or regulations or their interpretations or enforcement may require us to make significant expenditures or change our business practices. For example, changes in environmental laws and regulations have in the past, and may in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. There is a general trend toward increased government regulation, including environmental regulation, in many of the jurisdictions in which we operate.

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

In Australia, we report under the Energy Efficiencies and Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007 on matters relating to our Australian operations. Annual reports are prepared with the assistance of government accredited external specialists and are subject to government audits. The reporting requirements form part of the newly introduced Clean Energy Future legislation and while our Australian operations all fall below the threshold for the associated carbon taxation regime, the reporting requirements still apply.

Our UK operations are captured under the CRC Scheme under which electricity and fuel use are taxed, currently at the rate of £12/tonne. This year, we completed our annual reporting requirement and acquired the associated carbon off-sets which are controlled by the UK government for the first two years of the scheme, eventually to be replaced by free market trading.

Voluntary External Reporting

We participated for the eighth consecutive year in the Carbon Disclosure Project, or CDP. The CDP is an independent not-for-profit organization, which provides the largest database of corporate climate change information in the world. Formed in 2000, the CDP is the global standard for carbon disclosure methodology and processes. As in previous years, once the CDP completes its assessment, our annual submission will be available on our website at www.simsmm.com.

We also participated for the third consecutive year in the CDP’s Water Disclosure initiative, which, similarly to the carbon index, collates water resource, usage and impact related data from the world’s largest corporations and providing insight into how these companies measure and manage this increasingly precious resource.

We are a regular participant in the Dow Jones Sustainability Index, this being our sixth year of participation. This index is a comprehensive assessment of a company’s sustainability performance. In September 2012 and again in September 2013, we were nominated as an Index Component in the Dow Jones Sustainability World Index. While we have been a participant in previous years under the Australian/New Zealand Index, this now is the second time that we have been nominated among our global peers. Despite being relocated in a different category of peer companies this year, we again topped several assessment categories, including the Environment Dimension, Risk and Crisis Management, Operational Eco Efficiency, Climate Strategy, Operational Health and Safety and Talent Attraction and Retention.

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

Our continuing efforts on sustainability were recognized by the World Economic Forum in Davos, Switzerland, where we were nominated as one of the world’s 100 most sustainable companies for the fifth year in a row. This year we were ranked 15th. We were honored to receive this distinction again, which recognizes companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers.

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

During fiscal 2013, we continued our dedication to the safety of our facilities and operations. In fiscal 2013, while our Lost Time Injury Frequency Rate rose from 2.8 to 3.6 and our Medical Treated Injury Frequency Rate increased from 11.1 to 12.7, our Total Injury Frequency Rate decreased from 33.3 to 30.2 year-on-year. In order to return to our downward trend of workplace accidents, we must reaffirm our company-wide commitment to safety at every level towards an accident free workplace. Safety shall remain a top priority of Sims in fiscal 2014.

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

C. Organizational Structure

We are organized under the laws of Australia. Globally, we have 95 wholly-owned subsidiaries as well as interests in several joint ventures. For a list of our significant wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D. Property, Plant and Equipment

Our principal executive offices are located in New York, New York. We also have regional executive offices in Chicago, Illinois; Botany, Australia, Hong Kong and Stratford upon Avon, UK. We lease each of our executive office facilities.

As of June 30, 2013, we and our joint ventures had over 270 operating facilities and are represented in 20 countries throughout the world, with a large proportion in North America, Australia and the UK. We own many of these properties and continue to improve and replace properties when considered appropriate to meet the needs of our individual operations. There are no individually significant properties that were under-utilized during fiscal 2013. These properties range in size from approximately 6,100 square feet to 3,172,500 square feet.

See “Item 4 — Information on the Company — Capital Expenditures” for further information relating to planned capital expenditures.

The following is a list of the location and use of our significant properties. This list is not intended to be a complete list of all of our operating facilities.

AUSTRALASIAN SITES

Location	Leased or Owned	Principal Activities
Canberra, Australian Capital Territory, Australia	Leased	metal recycling yard
Milperra, New South Wales, Australia	Owned	metal recycling yard
St. Marys, New South Wales, Australia	Owned	metal recycling yard/shredder
Villawood, New South Wales, Australia	Leased	e-recycling facility
Darwin, Northern Territory, Australia	Owned	metal recycling yard
Cairns, Queensland, Australia	Owned	metal recycling yard
Gladstone, Queensland, Australia	Owned	metal recycling yard
Northgate, Queensland, Australia	Owned	metal recycling yard
Rocklea, Queensland, Australia	Owned	metal recycling yard/shredder
Townsville, Queensland, Australia	Leased	metal recycling yard
Gillman, South Australia, Australia	Owned	metal recycling yard/shredder
Cavan, South Australia, Australia	Owned	metal recycling yard
Bridgewater, Tasmania, Australia	Owned	metal recycling yard
Invermay, Tasmania, Australia	Owned	metal recycling yard
Broadmeadows, Victoria, Australia	Owned	metal recycling yard
Brooklyn, Victoria, Australia	Owned	metal recycling yard/shredder
Noble Park, Victoria, Australia	Owned	metal recycling yard
Karratha, Western Australia, Australia	Owned	metal recycling yard/feeder yard
Malaga, Western Australia, Australia	Leased	metal recycling yard
Spearwood, Western Australia, Australia	Owned	metal recycling yard/shredder/e-recycling
Christchurch, New Zealand	Owned (50% interest)	metal recycling yard/shredder
Wellington, New Zealand	Owned (50% interest)	metal recycling yard
Auckland, New Zealand	Owned (50% interest)	metal recycling yard/shredder

EUROPEAN SITES

Location	Leased or Owned	Principal Activities
Bergkamen, Germany	Owned	e-recycling facility
Eindhoven, Netherlands	Owned	e-recycling facility
Billingham, England, UK	Leased	e-recycling & plastics recycling facility
Bristol, England, UK	Leased	metal recycling yard/dock/shredder
Dumfries, Scotland, UK	Owned	e-recycling facility
Ellesmere Port, England, UK	Owned	e-recycling & CRT glass recycling
Glasgow, Scotland, UK	Leased	e-recycling facility
Long Marston, England, UK	Leased	UK head office, metal recycling yard
Newport, Wales, UK	Leased	metal recycling yard/dock/fridge processing and e-recycling facility
Nottingham, England, UK	Owned	metal recycling yard/shredder
Smethwick, England, UK	Leased	metal recycling yard/shredder

NORTH AMERICAN SITES

Location	Leased or Owned	Principal Activities
Langley, British Columbia, Canada	Leased	e-recycling facility
Richmond, British Columbia, Canada	Leased (50% owned joint venture)	metal recycling yard/shredder
Mississauga, Ontario, Canada	Leased	e-recycling facility
Montreal, Quebec, Canada	Leased	e-recycling facility
Mobile, Alabama, USA	Owned	metal recycling yard/shredder
Phoenix, Arizona, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Tucson, Arizona, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Tucson, Arizona, USA	Leased	e-recycling facility
Little Rock, Arkansas, USA	Leased	metal recycling yard
Anaheim, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Bakersfield, California, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Carson, California, USA	Owned (50% owned joint venture)	metal recycling yard
El Monte, California, USA	Owned (50% owned joint venture)	metal recycling yard
Fontana, California, USA	Owned (50% owned joint venture)	metal recycling yard
Hayward, California, USA	Leased	e-recycling facility
Long Beach, California, USA	Leased (50% owned joint venture)	metal recycling yard
Los Angeles, California, USA	Owned (50% owned joint venture)	metal recycling yard
Rancho Dominguez, California, USA	Leased	e-recycling facility
Redwood City, California, USA	Leased	metal recycling yard/shredder
Richmond, California, USA	Owned	metal recycling yard
Roseville, California, USA	Leased	e-recycling facility
Sacramento, California, USA	Leased	metal recycling yard
South Gate, California, USA	Owned (50% owned joint venture)	metal recycling yard

Location	Leased or Owned	Principal Activities
Sun Valley, California, USA	Leased (50% owned joint venture)	metal recycling yard
Terminal Island, California, USA	Leased (50% owned joint venture)	metal recycling yard/ shredder
North Haven, Connecticut, USA	Owned	metal recycling yard/shredder
Tampa, Florida, USA	Leased	e-recycling facility
Bedford Park, Illinois, USA	Owned	metal recycling yard
Chicago, Illinois, USA	Owned	metal recycling yard/shredder
Franklin Park, Illinois, USA	Owned	secondary precious metal refining
West Chicago, Illinois, USA	Leased	e-recycling facility
East Chicago, Indiana, USA	Owned	metal recycling yard
Elkridge, Maryland, USA	Leased	e-recycling facility
Detroit, Michigan, USA	Owned	metal recycling yard
Greenville, Mississippi, USA	Leased	metal recycling yard/shredder
Sherman, Mississippi, USA	Owned	metal recycling yard
Bronx, New York, USA	Owned	metal recycling yard
Brooklyn, New York, USA	Leased	post-consumer material recycling facility
Long Island, New York, USA	Leased	post-consumer material recycling facility
Queens, New York, USA	Owned	metal recycling yard
Port of Albany, New York, USA	Owned	stevedoring
Las Vegas, Nevada, USA	Owned (50% owned joint venture)	metal recycling yard/shredder
Claremont Terminal, Jersey City, New Jersey, USA	Owned	metal recycling yard/shredder
Edison, New Jersey, USA	Leased	e-recycling facility
Newark, New Jersey, USA	Leased	metal recycling yard
Port of Newark, New Jersey, USA	Leased	stevedoring
Defiance, Ohio, USA	Owned	metal recycling yard
Catoosa, Oklahoma, USA	Leased	metal recycling yard
Tulsa, Oklahoma, USA	Owned	metal recycling yard
Morrisville, Pennsylvania, USA	Owned	metal recycling yard/shredder
Providence, Rhode Island, USA	Owned	metal recycling yard/shredder
LaVergne, Tennessee, USA	Leased	e-recycling facility
Memphis, Tennessee, USA	Owned	metal recycling yard/shredder
Dallas, Texas, USA	Leased	e-recycling facility
Houston, Texas, USA	Owned	metal recycling yard
Salt Lake City, Utah, USA	Owned	metal recycling yard/shredder
Chesapeake, Virginia, USA	Owned	metal recycling yard/shredder
Richmond, Virginia, USA	Owned	metal recycling yard
Petersburg, Virginia, USA	Leased	metal recycling yard/shredder

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

Cyclical Nature of the Industry and Movement in Market Prices for Products and Raw Materials

The markets for scrap metal are highly cyclical, with scrap generation and commodity prices significantly affected by factors such as changes in customer demand and cyclical changes in the world economy. The scrap metal industry often has been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product.

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

Like other competitors within the metal recycling business, we rely on generating a margin derived from the difference between the sales price to the end consumer over the price paid to our suppliers of unprocessed metals. A key global driver for us is ferrous scrap prices for benchmark grades such as heavy melting steel, shredded steel and various prime grades which are highly correlated to steel prices. During an increasing price environment our margins generally increase as the difference in timing between buying unprocessed scrap and selling processed product typically results in higher margins. Conversely, decreasing scrap prices generally have the opposite effect on margins and profitability. Additionally, during times of lower scrap prices, suppliers of obsolete scrap often elect to hold onto scrap to wait for higher prices, which exacerbates the cyclicality in margins.

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

Our consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the Australian dollar and the respective local currencies to which subsidiaries are exposed. The following table depicts the average and year end exchange rates for the Australian dollar against our other principal currencies used in the preparation of our consolidated financial statements in fiscal 2013, fiscal 2012 and fiscal 2011. We use rates published by the Reserve Bank of Australia.

	Average Rates			Closing Rates
	Fiscal years ended June 30,
Exchange rates	2013	2012	2011	2013	2012	2011
A$/US$	1.0271	1.0319	0.9881	0.9275	1.0191	1.0739
A$/EUR	0.7949	0.7707	0.7245	0.7095	0.8092	0.7405
A$/GBP	0.6549	0.6514	0.6208	0.6072	0.6529	0.6667

Critical Accounting Policies

Management’s discussion and analysis of our operational results and financial condition is based on our consolidated financial statements, which have been prepared in accordance with IFRS. Each of our critical accounting policies affecting our results of operations and financial condition and the impact of our critical accounting estimates and judgments on our consolidated financial statements are described in Notes 1 and 4, respectively, of the consolidated financial statements included in Item 18 of this annual report.

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

Results of Operations

Revenue of A$7,203.1 million in fiscal 2013 decreased by A$1,839.2 million, or 20%, compared to fiscal 2012. The decrease in revenue was primarily due to lower average ferrous and non-ferrous scrap prices as well as lower sales volumes which decreased 12% versus the previous year. Adjusted EBIT (profit before interest, income taxes and goodwill impairment) in fiscal 2013 decreased by A$228.7 million, or 444%, to a loss of A$177.2 million from a profit of A$51.5 million in fiscal 2012. The decline primarily was due to weak business conditions, which led to intensified competition for a limited supply of unprocessed intake materials. In Europe especially, lower non-ferrous and precious metal prices negatively impacted our SRS business, compressing margins. These adverse impacts were partially offset by improving sales margins in North America and lower statutory expenses versus fiscal 2012. Loss after tax improved to A$466.1 million in fiscal 2013 compared to loss after tax of A$622.5 million in fiscal 2012.

Underlying fundamentals for scrap generation showed improvement in the US during fiscal 2013 though scrap generation tends to lag the fundamentals. Consumer confidence, a key leading indicator for consumer scrap creation, reached a five year high in June 2013. Correspondingly, auto and major household appliances sales also increased. New auto sales in the US reached an annualized rate of 15.9 million vehicles in June, up 10% year-over-year. US manufacturer’s shipments of major appliances were up 7% year-to-date in June. Due to the severity of the 2009 US recession and persistently lower employment aggregates post global financial crisis, or GFC, auto scrapping rates are expected to lag new auto sales. Scrap from auto and major appliances combine to account for 50% to 70% of source material for metal shredders in the US.

Despite improving macro-economic data, installed processing capacity in the US scrap industry remains in excess of scrap generation available for processing, resulting in aggressive competition for scrap intake. Some signals of industry capacity rationalization are beginning to emerge. A trend has begun to develop amongst metals recycling firms, both in the US and other markets, to address industry overcapacity through cost reductions and facility rationalization. While these developments are positive for the industry, at present the challenges of excess capacity still persist.

Economic conditions in the UK and Europe remained extremely challenging during fiscal 2013. Consumer confidence in the UK persisted near post GFC lows for the majority of the year, with GDP growth continuing to languish at anemic levels. Low scrap arisings intensified competition for raw materials for the UK Metals Recycling business, placing pressure on margins. Operations at several of our small inefficient feeder yards have been consolidated. The idling of two shredders, and shifting material to the remaining three shredders, is expected to result in higher utilization rates for active operations. Further to the actions already taken, the new UK Metals management team, appointed at the end of fiscal 2013, is conducting a detailed review of the business to respond to these market challenges.

Business activity driving scrap generation in Australia continues to track below mid-cycle levels. Consumer sentiment fell for the second consecutive year in fiscal 2013 and GDP growth began to slow due to a decline in commodity prices and mining activity. Key drivers of scrap generation, manufacturing and construction, remain severely depressed. Australian manufacturing PMI data for July 2013 indicated its 25th consecutive month in contraction territory, while Australian construction PMI data in June 2013 entered its 37th uninterrupted month of contraction. The Australian management team has responded to these challenges by reducing operating shifts and headcount, and temporarily idling yards where necessary.

The following table sets forth selected line items and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
(in millions, except %)	2013 A$	% of Revenue	2012 A$	% of Revenue	2011 A$	% of Revenue
Revenue	7,203.1	100	9,042.3	100	8,852.9	100
Other income	52.6	1	91.2	1	42.5	0
Cost of materials and freight	(6,012.5)	(84)	(7,752.5)	(86)	(7,414.9)	(84)
Employee benefits expense	(535.2)	(8)	(562.4)	(6)	(453.8)	(5)
Depreciation and amortization expense	(123.5)	(2)	(129.9)	(1)	(130.6)	(1)
Repairs and maintenance expense	(105.8)	(2)	(127.2)	(1)	(123.5)	(1)
Other expenses	(608.7)	(8)	(497.5)	(6)	(504.4)	(6)
Finance costs	(24.9)	(0)	(24.9)	(0)	(27.1)	(0)
Impairment of goodwill and other intangibles	(304.4)	(4)	(618.1)	(7)	—	—
Impairment of goodwill in jointly controlled entity	—	—	(57.5)	(1)	—	—
Share of results of equity accounted investments	(27.7)	(0)	(8.0)	0	28.1	0

(Loss)/profit before tax	(487.0)	(7)	(644.5)	(7)	269.2	3
Income tax benefit/(expense)	20.9	0	22.0	0	(81.9)	(1)

(Loss)/profit after tax	(466.1)	(7)	(622.5)	(7)	187.3	2

Fiscal 2013 compared with fiscal 2012

In fiscal 2013, our business was impacted by lower average ferrous and non-ferrous scrap prices as well as lower sales volumes which decreased 12% versus fiscal 2012. The lower prices decreased the value of processed material and compressed margins in most segments. These adverse impacts were partially offset by improving sales margins in North America and lower operational expenses such as employee benefits expense and repairs and maintenance expense.

In fiscal 2013, revenue decreased by A$1,839.2 million, or 20%, to A$7,203.1 million from A$9,042.3 million in fiscal 2012. See the discussion below under “Sales by product” and “Results by segment” for further details. Revenue in fiscal 2013 was positively impacted by currency exchange movements which increased revenue by A$4.4 million. Contribution from recent acquisitions to revenue in fiscal 2013 was immaterial.

In fiscal 2013, other income decreased by A$38.6 million, or 42%, to A$52.6 million from A$91.2 million in fiscal 2012. The variance primarily related to the recognition of a gain on sale of A$35.7 million of the jointly controlled assets relating to Australian Refined Alloys in fiscal 2012.

In fiscal 2013, cost of materials and freight decreased by A$1,740.0 million, or 22%, to A$6,012.5 million from A$7,752.5 million in fiscal 2012. The decrease primarily was driven by lower sales volumes and lower average purchase prices for raw materials in fiscal 2013 compared to fiscal 2012. The impact of currency exchange movements increased cost of materials and freight by A$3.8 million. Cost of materials in fiscal 2013 also includes inventory write-downs related to lower of cost or market adjustments of A$69.9 million compared to A$69.3 million in fiscal 2012.

In fiscal 2013, employee benefits expense decreased by A$27.2 million, or 5%, to A$535.2 million from A$562.4 million in fiscal 2012. The decrease primarily was due to a lower overall employee headcount, largely attributable to our focus to reduce costs from targeted businesses during fiscal 2013. The impact of currency exchange movements increased employee benefits expense by A$0.1 million. Employee benefits expense in fiscal 2013 also includes the acceleration of A$3.4 million of share-based compensation expense as a result of attaining benefits from being determined a good leaver by the Board as it related to the former Group CEO who retired on June 30, 2013.

In fiscal 2013, depreciation and amortization expense decreased by A$6.4 million, or 5%, to A$123.5 million from A$129.9 million in fiscal 2012. The decrease was largely attributed to assets becoming fully depreciated or amortized in fiscal 2013. There was no impact of currency exchange movement on depreciation and amortization expense.

In fiscal 2013, repairs and maintenance expense decreased by A$21.4 million, or 17%, to A$105.8 million from A$127.2 million in fiscal 2012. The decrease was due primarily to the North America segment’s focus on cost reduction by taking ineffective operation assets out of service rather than incurring repair and maintenance costs and as a benefit from strong investment in capital expenditures in recent years. North America repair and maintenance costs decreased A$22.6 million. The impact of currency exchange movements decreased repairs and maintenance expense by A$0.1 million.

In fiscal 2013, finance costs were A$24.9 million, in line with the amount incurred in fiscal 2012. The impact of currency exchange movements was immaterial. See “Item 5.B. — Liquidity and Capital Resources” for further information related to our borrowings.

In fiscal 2013, other expenses increased by A$111.2 million, or 22%, to A$608.7 million from A$497.5 million in fiscal 2012. The increase was primarily due to A$61.2 million of fixed asset impairments, A$13.1 million of settlements for early termination of real estate leases and onerous lease provisions, A$11.7 million of net loss on sale of business divisions and loss on sale of ownership interest in a jointly controlled entity and A$8.5 million for yard closure costs and dilapidations. We also recorded a mark-to-market write-down for CTG derivatives of A$6.3 million in fiscal 2013 compared to a mark-to-market write-down of A$2.0 million in fiscal 2012. The impact of currency exchange movements decreased other expenses by A$0.3 million.

In fiscal 2013, we recorded goodwill and other intangible impairment charges of A$304.4 million, of which A$292.2 million related to goodwill. The impairment charges were recognized due to the difficult economic environment, changes to our operating results and forecasts, and a significant reduction in our market capitalization. Refer to Note 14 of the consolidated financial statements included in Item 18 of this annual report for a further discussion on the goodwill impairment charges.

Our share of results from equity accounted investments was a loss of A$27.7 million in fiscal 2013 compared to a loss of A$8.0 million in fiscal 2012. Our most significant equity accounted investment is SA Recycling. We recognized a loss of A$0.4 million from SA Recycling in fiscal 2013 compared to a loss of A$12.1 million in fiscal 2012. Our investment in CTG resulted in an equity accounted loss of A$15.0 million compared to earnings of A$0.8 million in fiscal 2012. Further, an impairment of A$14.9 million was recorded in relation to the CTG investment due to a significant decline in CTG’s quoted share price and its recent significant net loss.

Income tax benefit was A$20.9 million in fiscal 2013 resulting in an effective tax rate of 4.3% compared to an income tax benefit of A$22.0 million in fiscal 2012 and a corresponding effective tax rate of 3.4%. Our effective tax rate in both fiscal 2013 and fiscal 2012 was impacted by non-deductible goodwill impairment charges and the change in the composition of earnings and losses from our various jurisdictions. Our effective tax rate in fiscal 2013 would have been 30% but for the impact of large and non-deductible expenses.

Loss after tax was A$466.1 million in fiscal 2013 compared to loss after tax of A$622.5 million in fiscal 2012. The reduction in loss after tax was primarily due to lower impairment charges relating to goodwill and reductions in costs offset by weak business conditions, especially in Europe, which led to intensified competition for the limited supply of unprocessed materials. Additionally, lower non-ferrous and precious metal prices negatively impacted SRS, decreasing the value of processed material and compressing margins.

Fiscal 2012 compared with fiscal 2011

In fiscal 2012, our business was adversely affected by the prolonged global economic malaise in developed and emerging economies. We were impacted most significantly by extreme volatility in product pricing and demand, decreased commodity prices, diminished supply of feedstock, tepid ferrous trading conditions, particularly at the end of the first and second halves of fiscal 2012, and reduced metal margins.

Despite these weak market conditions and demand, we focused on aspects of our business within our control, such as operating costs and capital deployment. We rationalized our traditional metals business in North America during the second half of fiscal 2012. See further discussion in “Results by segment” below.

In fiscal 2012, revenue increased by A$189.4 million, or 2%, to A$9,042.3 million from A$8,852.9 million in fiscal 2011. See the discussion below under “Sales by product” and “Results by segment” for further details. Revenue in fiscal 2012 was negatively impacted by currency exchange movements which reduced revenue by A$359.5 million. Contribution from acquisitions made in fiscal 2012 to revenue was approximately A$480.0 million.

In fiscal 2012, other income increased by A$48.7 million, or 115%, to A$91.2 million from A$42.5 million in fiscal 2011. The increase primarily was related to the recognition of a gain on sale of A$35.7 million of the jointly controlled assets relating to Australian Refined Alloys in fiscal 2012.

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

In fiscal 2012, employee benefits expense increased by A$108.6 million, or 24%, to A$562.4 million from A$453.8 million in fiscal 2011. The increase primarily was due to a higher overall employee headcount, largely attributable to the business acquisitions in fiscal 2012 and expansion through greenfield developments, partially offset by currency exchange movements. The impact of currency exchange movements decreased employee benefits expense by A$21.2 million. Employee benefits expense in fiscal 2012 also includes share-based compensation of A$7.9 million related to share awards made to settle a business arrangement, and a provision of A$3.0 million related to withdrawal liabilities for multi-employer pension plans.

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

In fiscal 2012, other expenses decreased by A$6.9 million, or 1%, to A$497.5 million from A$504.4 million in fiscal 2011. The reduction was primarily attributable to a net hedge loss in fiscal 2011 partially offset by increases in yard costs in fiscal 2012 due to expansion through greenfield developments. The impact of currency exchange movements decreased other expenses by A$18.4 million. Other expenses in fiscal 2012 also include a provision of A$12.8 million related to a business dispute.

In fiscal 2012, we recorded goodwill and other intangible impairment charges of A$618.1 million, of which A$617.3 million related to goodwill. We also recorded impairment of goodwill in a jointly controlled entity of A$57.5 million related to our SA Recycling joint venture in North America. The impairment charges were recognized due to the difficult economic environment, changes to our operating results and forecasts, and a significant reduction in our market capitalization. Refer to Notes 14 and 30 of the consolidated financial statements included in Item 18 of this annual report for a further discussion on the impairment charges.

Our share of results from equity accounted investments was a loss of A$8.0 million in fiscal 2012 compared to income of A$28.1 million in fiscal 2011. We recognized a loss of A$12.1 million from SA Recycling in fiscal 2012 compared to income of A$25.0 million in fiscal 2011. Similar to our operating results, SA Recycling was impacted by tough trading conditions which weakened their metal margins, as well as other competitive pressures in its markets. Fiscal 2012 results from equity accounted investments include our share of earnings from CTG, in which we acquired a 16% interest in January 2012. Equity accounted earnings from CTG was A$0.8 million in fiscal 2012.

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

Sales by product

The following table sets forth sales revenue by product category and the percentage of revenue that they represent for the periods indicated.

	Fiscal years ended June 30,
(in A$ millions, except %)	2013	%	2012	%	2011	%
Ferrous secondary recycling	4,817.0	67	6,258.6	69	6,143.6	69
Non-ferrous secondary recycling	1,353.0	19	1,656.5	19	1,724.0	20
Recycling solutions	968.8	13	1,011.8	11	786.4	9
Secondary processing and other services	54.2	1	108.8	1	192.8	2

Total sales	7,193.0	100	9,035.7	100	8,846.8	100
Other revenue	10.1	0	6.6	0	6.1	0

Total revenue	7,203.1	100	9,042.3	100	8,852.9	100

Fiscal 2013 compared with fiscal 2012

Ferrous sales in fiscal 2013 decreased by A$1,441.6 million, or 23%, to A$4,817.0 million from A$6,258.6 million in fiscal 2012. The decrease was due to lower ferrous shipments, partially offset by currency exchange movements. In fiscal 2013, ferrous sales volumes decreased by 1.7 million tonnes to 12.2 million tonnes from 13.9 million tonnes in fiscal 2012. The average selling price decreased by A$56 per tonne, or 13%, to A$395 per tonne from A$451 per tonne in fiscal 2012. The impact of currency exchange movements increased ferrous sales by A$15.5 million. Contributions from recent acquisitions to ferrous sales were not significant in fiscal 2013.

Non-ferrous sales in fiscal 2013 decreased by A$303.5 million, or 18%, to A$1,353.0 million from A$1,656.5 million in fiscal 2012. The decrease was due to lower non-ferrous shipments and lower average selling prices, partially offset by currency exchange movements. In fiscal 2013, non-ferrous sales volumes decreased by 36,000 tonnes to 550,000 tonnes from 586,000 tonnes in fiscal 2012. The average selling price for non-ferrous scrap decreased in fiscal 2012 by A$366 per tonne to A$2,458 per tonne from A$2,824 per tonne in fiscal 2012. The impact of currency exchange movements increased non-ferrous sales by A$1.2 million. Contributions from recent acquisitions to non-ferrous sales were not significant in fiscal 2013.

Recycling solutions sales in fiscal 2013 decreased by A$43.0 million, or 4%, to A$968.8 million from A$1,011.8 million in fiscal 2012. The decrease was driven by lower non-ferrous and precious metals prices which decreased metal recovery margins in the SRS business. Further, the appreciation of the Australian dollar relative to certain local currencies where SRS operates resulted in a decrease of sales by A$12.3 million relative to fiscal 2012. Contributions from recent acquisitions to recycling solutions sales were not significant in fiscal 2013.

Secondary processing sales were A$54.2 million in fiscal 2013 compared to A$108.8 million in fiscal 2012, which represented a decrease of A$54.6 million, or 50%. The decrease was a result of lower sales from our non-core businesses, which have been recently sold or are otherwise continuing to be phased-out. Currency exchange movements were not significant in fiscal 2013.

Fiscal 2012 compared with fiscal 2011

Ferrous sales in fiscal 2012 increased by A$115.0 million, or 2%, to A$6,258.6 million from A$6,143.6 million in fiscal 2011. The increase was due to higher ferrous shipments, partially offset by currency exchange movements. In fiscal 2012, ferrous sales volumes increased to 13.9 million tonnes from 13.6 million tonnes in fiscal 2011. The average selling price for ferrous scrap in fiscal 2012 was A$451 per tonne which was in line with fiscal 2011. The impact of currency exchange movements decreased ferrous sales by A$246.5 million. Contributions from acquisitions in fiscal 2012 to ferrous sales were not significant.

Non-ferrous sales in fiscal 2012 decreased by A$67.5 million, or 4%, to A$1,656.5 million from A$1,724.0 million in fiscal 2011. The decrease was due to currency exchange movements and lower average selling prices, partially offset by an increase in non-ferrous shipments. In fiscal 2012, non-ferrous sales volumes increased to 586,000 tonnes from 571,000 tonnes in fiscal 2011. The average selling price for non-ferrous scrap decreased in fiscal 2012 by A$196 per tonne to A$2,824 per tonne from A$3,021 per tonne in fiscal 2011. The decrease was due to overall lower non-ferrous commodity prices in fiscal 2012 compared to fiscal 2011. The impact of currency exchange movements decreased non-ferrous sales by A$57.2 million. Contributions from acquisitions in fiscal 2012 to non-ferrous sales were not significant.

Recycling solutions sales in fiscal 2012 increased by A$225.4 million, or 29%, to A$1,011.8 million from A$786.4 million in fiscal 2011. The increase was mainly a result of higher volumes and sales from acquisitions, partially offset by currency exchange movements. Acquisitions in fiscal 2012 contributed approximately A$110 million to sales. The impact of currency exchange movements decreased recycling solutions sales by A$54.5 million.

Secondary processing sales were A$108.8 million in fiscal 2012 compared to A$192.8 million in fiscal 2011, which represented a decrease of A$84.0 million, or 44%. The decrease was a result of lower sales from our non-core businesses, which have been recently sold or are being otherwise phased-out.

Results by segment

The following table sets forth our sales and Adjusted EBIT by segment. Adjusted EBIT is profit before interest, income taxes and goodwill impairment. In discussing the results of operations for our segments, we focus on Adjusted EBIT which is a non-GAAP (IFRS or US) financial measure. Adjusted EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources, measure in our short-term incentive plan, and assess operational management. Adjusted EBIT may differ from similarly titled measures reported by other companies. Therefore, in the table below, we provide a reconciliation of Adjusted EBIT to (loss)/profit before tax.

(in A$ millions, except %)	Fiscal years ended June 30,
Sales by geography:	2013	%	2012	%	2011	%
Australasia	1,083.1	15	1,228.1	13	1,369.2	15
North America	4,534.6	63	6,027.0	67	5,993.0	68
Europe	1,575.3	22	1,780.6	20	1,484.6	17

Total sales	7,193.0	100	9,035.7	100	8,846.8	100

Other revenue	10.1	0	6.6	0	6.1	0

Total revenue	7,203.1	100	9,042.3	100	8,852.9	100

(in A$ millions, except %)	Fiscal years ended June 30,
Adjusted EBIT by geography:	2013	%	2012	%	2011	%
Australasia	10.0	(6)	96.9	188	79.0	27
North America	(36.6)	21	(47.6)	(92)	120.5	41
Europe	(150.6)	85	2.2	4	93.6	32

Total Adjusted EBIT	(177.2)	100	51.5	100	293.1	100

Reconciliation:
Total Adjusted EBIT	(177.2)		51.5		293.1
Goodwill impairments	(292.2)		(674.8)		—
Interest income	7.3		3.7		3.2
Finance costs	(24.9)		(24.9)		(27.1)

(Loss)/profit before tax	(487.0)		(644.5)		269.2

Fiscal 2013 compared with fiscal 2012

Australasia

Sales in fiscal 2013 decreased by A$145.0 million, or 12%, to A$1,083.1 million from A$1,228.1 million in fiscal 2012. The decrease in sales was attributable to lower average selling prices for ferrous and non-ferrous commodities and lower secondary processing sales (as described above). This was coupled with a decrease in non-ferrous shipments by 7% to 140,000 tonnes from 151,000 tonnes in fiscal 2012 which also contributed to the reduction of fiscal 2013 sales. Ferrous shipments were in line with fiscal 2012. Currency exchange movements increased sales in Australasia by A$2.0 million.

Adjusted EBIT in fiscal 2013 decreased by A$86.9 million, or 90%, to A$10.0 million from A$96.9 million in fiscal 2012. Adjusted EBIT in fiscal 2013 was lower primarily due to A$36.2 million of losses related to the CTG investment, including a A$14.9 million impairment of the investment due to a significant decline its CTG’s share price and its recent operating results. An additional A$6.7 million of significant items had an adverse impact on adjusted EBIT. This amount included, among other expenses, yard closure costs of A$3.8 million.

North America

Sales in fiscal 2013 decreased by A$1,492.4 million, or 25%, to A$4,534.6 million from A$6,027.0 million in fiscal 2012. The decrease was primarily attributed to lower ferrous and non-ferrous sales volumes which declined by 16% and 7% respectively, offset by currency exchange movements. The impact of currency exchange movements increased sales in North America by A$20.7 million.

Adjusted EBIT in fiscal 2013 increased by A$10.9 million, or 23%, to a loss of A$36.6 million from a loss of A$47.6 million in fiscal 2012. The increase was primarily attributable to improved sales margins and a decrease in expenses on a statutory basis. Results for fiscal 2013 in North America were also impacted by significant items that decreased Adjusted EBIT by A$70.8 million. These items include, among others, A$17.1 million of fixed asset impairments, other intangible impairments of A$8.5 million, losses on sales of businesses of A$10.1 million and A$8.7 million of onerous lease settlements.

Europe

Sales in fiscal 2013 decreased by A$205.3 million, or 12%, to A$1,575.3 million from A$1,780.6 million in fiscal 2012. The decrease was due to lower ferrous, non-ferrous and recycling solution sales which decreased 10%, 13% and 12% respectively from fiscal 2012. Currency exchange movements caused sales to further decline. The impact of currency exchange movements decreased sales in Europe by A$18.4 million.

Adjusted EBIT in fiscal 2013 decreased by A$152.8 million, or 6,945%, to a loss of A$150.6 million from a profit of A$2.2 million in fiscal 2012. Results in fiscal 2013 were impacted by significant items that decreased Adjusted EBIT by A$131.4 million. These items include, among others, inventory adjustments and write-downs to net realizable value totaling A$67.1 million, fixed asset impairments of A$44.1 million, A$3.7 million of other intangible impairments and yard closures and dilapidations costs of A$4.2 million.

Fiscal 2012 compared with fiscal 2011

Australasia

Sales in fiscal 2012 decreased by A$141.1 million, or 10%, to A$1,228.1 million from A$1,369.2 million in fiscal 2011. Ferrous and non-ferrous shipments remained relatively consistent in fiscal 2012 when compared to fiscal 2011. The decrease in sales was attributable to lower average selling prices for ferrous and non-ferrous commodities and lower secondary processing sales.

Adjusted EBIT in fiscal 2012 increased by A$17.9 million, or 23%, to A$96.9 million from A$79.0 million in fiscal 2011. Adjusted EBIT in fiscal 2012 was higher primarily due to a gain of A$35.7 million recognized on the sale of a business by a joint venture. Fiscal 2012 results were also impacted by charges of A$4.5 million related to inventory write-downs to net realizable value (A$2.3 million) and redundancies (A$2.2 million).

North America

Sales in fiscal 2012 increased by A$34.0 million, or 1%, to A$6,027.0 million from A$5,993.0 million in fiscal 2011. The increase was due to higher ferrous sales volumes, offset by currency exchange movements. The impact of currency exchange movements decreased sales in North America by A$264.7 million.

Adjusted EBIT in fiscal 2012 decreased by A$168.1 million, or 139%, to a loss of A$47.6 million from a profit of A$120.5 million in fiscal 2011. The decrease was attributable to a loss from our North America Metals business, which was unable to build intake volume in fiscal 2012, as the US economy continued to suffer from, reluctant consumers who continue to focus on deleveraging, weak housing starts, and patchy industrial production.

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

Europe

Sales in fiscal 2012 increased by A$296.0 million, or 20%, to A$1,780.6 million from A$1,484.6 million in fiscal 2011. The increase was due to higher ferrous, non-ferrous and recycling solutions sales, partially offset by currency exchange movements. The increase in ferrous and non-ferrous sales was primarily due to acquisitions. Recycling solutions sales benefited both from acquisitions and organic growth. Acquisitions contributed approximately A$260 million to sales in fiscal 2012. The impact of currency exchange movements decreased sales in Europe by A$95.2 million.

Adjusted EBIT in fiscal 2012 decreased by A$91.4 million, or 98%, to A$2.2 million from A$93.6 million in fiscal 2011. Results in fiscal 2012 were impacted by significant items that decreased Adjusted EBIT by A$53.9 million. These items include, among others, inventory write-downs to net realizable value (A$52 million) and redundancies (A$2 million).

Our European business had a disappointing performance during fiscal 2012, as our UK Metals and UK SRS businesses struggled with weak scrap generation and tight margins. Despite challenging results from the scrap metal business, the European region remained profitable due to the earnings contribution from SRS in Continental Europe, although earnings for SRS in Europe were lower in fiscal 2012 compared to fiscal 2011. This was primarily a result of lower commodity price realizations and macroeconomic factors.

B. Liquidity and Capital Resources

Treasury responsibilities and philosophy

The primary responsibilities of our treasury function are to secure access to capital resources, maintain an efficient capital structure and manage the financial risks including, interest rate risk, foreign exchange risk, commodity price risk, credit risk and liquidity risk. Our overall financial risk management strategy seeks to mitigate these risks to minimize potential adverse effects on our financial performance.

We use derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in currency exchange movements and commodity prices. Derivative financial instruments are used for hedging purposes and are not intended for use as trading or other speculative instruments. We use different methods to measure different types of risk to which we are exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.

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

For further information regarding our financial and capital risk management, including our use of derivatives, refer to Note 3 of the consolidated financial statements included in Item 18 of this annual report.

Sources of liquidity

Our sources of liquidity include cash and cash equivalents, collections from customers and amounts available under our unsecured multi-currency/multi-option credit facilities, most of which are global in nature. We believe these sources are adequate to fund operating expenses and related liabilities, planned capital expenditures and acquisitions, and the payment of cash dividends to shareholders, should the Board elect to declare any, for at least the next 12 months.

As of June 30, 2013, our cash and cash equivalents amounted to A$46.9 million compared to A$51.4 million as of June 30, 2012. As of June 30, 2013, total borrowings were A$200.7 million compared to A$343.6 million as of June 30, 2012. Our borrowings, net of cash and cash equivalents amounted to 7% of total capital at June 30, 2013. The majority of our borrowings are from our credit facilities. We had available borrowing capacity measured against maximum credit amounts under our credit facilities of A$1,177.4 million as of June 30, 2013, compared to A$1,098.0 million as of June 30, 2012. Borrowings under our credit facilities are subject to covenants as described below.

Our credit facilities are provided by Commonwealth Bank of Australia, or CBA, Westpac Banking Corporation, or WBC, HSBC Bank Australia Limited, HSBC Bank plc and HSBC Bank USA National Association, collectively HSBC, and Bank of America Corporation, N.A., or BOA. These credit facilities are unsecured and are guaranteed by certain of our subsidiaries. There are no restrictions as to how much can be borrowed under the credit facilities provided that we are not in default and the borrowings do not exceed the commitment amount. Information about our credit facilities is included within the following table. The maturity dates may be extended by each lender on an annual basis at their absolute discretion.

Lender	Maximum Commitment	Maturity Date
CBA	A$52.3 million	October 31, 2015
CBA	US$241.5 million	October 31, 2015
CBA	£100.0 million	October 31, 2015
WBC	US$175.0 million	October 31, 2015
WBC	£89.6 million	October 31, 2015
WBC	€27.0 million	October 31, 2015
HSBC	A$4.0 million	October 30, 2015
HSBC	US$257.3 million	October 30, 2015
HSBC	£27.7 million	October 30, 2015
BOA	US$200.0 million	October 31, 2015

Borrowings under the CBA, WBC and HSBC credit facilities bear interest at either (i) LIBOR plus a margin (for currencies other than the Australian dollar) or (ii) the Reuters Bank Bill Swap Bid Rate plus a margin (for Australian dollar borrowings). Our BOA credit facility bears interest at either the US Federal Funds Rate plus a margin, the US Prime Rate, the Eurocurrency Floating Rate plus a margin or the Eurocurrency fixed rate plus a margin. Our weighted average interest rate for fiscal 2013 was 2.8% versus 2.5% in fiscal 2012.

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

These credit facilities also require us to comply with certain financial covenants, which are measured on a bi-annual basis. The primary financial covenants require us to have a minimum tangible net worth of A$1.3 billion through June 30, 2014 and A$1.5 billion thereafter, a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expense of not less than 3.5 to 1 and a ratio of total financial indebtedness to EBITDA that is not greater than 3.0 to 1. We were in compliance with all of our financial covenants as of June 30, 2013.

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

If we either seek to extend the maturity of any of our bank credit facilities or modify the foreign exchange denominated credit amounts under any such facility, then such bank credit facility provider may either decline to increase the foreign exchange denominated credit amounts, propose variations to the terms of its facility to its satisfaction or give notice that it will not extend the current maturity date of its facility. There can be no assurance that our lenders will continue to provide us with financing on acceptable terms beyond the current applicable term of the facilities.

Cash Flows

	Fiscal year ended June 30,
(in A$ millions)	2013	2012	2011
Net cash inflow from operating activities	297.3	289.6	158.6
Net cash outflow from investing activities	(118.8)	(342.6)	(225.1)
Net cash (outflow)/inflow from financing activities	(186.5)	(65.4)	124.2
Effect of foreign exchange on cash and cash equivalents	3.5	4.3	(24.5)

Net (decrease)/increase in cash and cash equivalents	(4.5)	(114.1)	33.2

Fiscal 2013 compared with fiscal 2012

Net cash generated from operating activities increased by A$7.7 million in fiscal 2013 compared to fiscal 2012. The increase primarily was due to an improvement in working capital changes, partially offset by lower operating profit. Cash generated from working capital was A$202.8 million in fiscal 2013 compared to cash generated from working capital of A$104.7 million in fiscal 2012. The improvements in working capital primarily were due to lower levels of accounts receivable and inventories, by A$67.5 million and A$266.7 million, respectively, net of A$131.1 million lower accounts payable in fiscal 2013 compared to fiscal 2012.

Net cash used in investing activities decreased by A$223.8 million in fiscal 2013 compared to fiscal 2012. The decrease primarily was driven by a A$54.1 million reduction in cash outlays for acquisitions of subsidiaries and A$27.3 million of reductions in loans to third parties. Additionally, in fiscal 2012, we made an investment of A$93.5 million in CTG and subscribed for a convertible bond from CTG in the amount of A$37.8 million. During fiscal 2013, we had cash inflows of A$44.9 million and A$7.3 million from the sale of business divisions and an interest in a jointly controlled entity, respectively. In fiscal 2012, we had cash inflows of A$40.0 million from the sale of a business by a joint venture. Capital expenditures were A$149.0 million in fiscal 2013 compared to A$161.1 million in fiscal 2012. Cash used for acquisitions was A$28.1 million in fiscal 2013 compared to A$82.2 million in fiscal 2012.

Net cash used in financing activities was A$186.5 million in fiscal 2013 compared to cash used in financing activities of A$65.4 million in fiscal 2012. The increase primarily was due to a net A$157.3 million repayment of borrowings in fiscal 2013 compared to A$43.0 million of net borrowings in fiscal 2012. This was offset by lower payments for share buy-backs and dividends in fiscal 2013. In fiscal 2013, we incurred A$8.6 million of cash outflows for share repurchases compared to A$38.5 million in fiscal 2012. Cash dividends paid in fiscal 2013 were A$20.4 million compared to A$69.3 million in fiscal 2012.

The Board determined not to pay a final dividend for fiscal 2013.

Fiscal 2012 compared with fiscal 2011

Net cash generated from operating activities increased by A$131.0 million in fiscal 2012 compared to fiscal 2011. The increase primarily was due to an improvement in working capital changes, partially offset by lower operating profit. Cash generated from working capital was A$104.7 million in fiscal 2012 compared to cash used for working capital of A$152.9 million in fiscal 2011. The improvements in working capital primarily were due to lower levels of accounts receivable and inventories, net of lower accounts payable in fiscal 2012 compared to fiscal 2011.

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

Share buy-back program

On October 7, 2011, we announced an on-market share buy-back program which allowed the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back was completed on October 23, 2012. During the 12-month duration of the share buy-back program, we repurchased 3,951,650 shares for a total cost of A$47.1 million. The reacquired shares have been cancelled. See “Item 16.E. — Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details on the ordinary shares bought back in fiscal 2013.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trends Information

See “Item 5.A. — Operating Results” for information on material trends affecting our business and results of operations.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on liquidity, capital resources, market risk support or credit risk support. Information related to our off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at June 30, 2013, are included in Notes 23 and 24 of the consolidated financial statements included in Item 18 of this annual report.

F. Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations and commitments are summarized in the following table, which includes aggregate information about our contractual obligations as of June 30, 2013, and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

	Payments due by Period
(in A$ millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Contractual Obligations
Long-term debt [1]	245.3	30.7	19.1	195.5	—
Capital expenditures	40.8	33.7	7.1	—	—
Derivatives — net settled	0.8	0.8	—	—	—
Derivatives — gross settled:
(Inflows)	(224.4)	(224.4)	—	—	—
Outflows	229.9	229.9	—	—	—
Pension plan contributions [2]	3.1	3.1	—	—	—
Operating leases	376.8	85.6	119.2	58.2	113.8

Total contractual cash obligations	672.3	159.4	145.4	253.7	113.8

[1]	Long-term debt includes interest based on the June 30, 2013 floating interest rates.

[2]

Pension plan contributions represent expected cash contributions to our defined benefit pension plans for the year ended June 30, 2014. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

Set forth below is information regarding the members of our Board as of October 1, 2013:

Name and Age	Title	Term Expires
Non-Executive Directors:
Geoffrey N. Brunsdon, 55	Chairman and Independent Non-Executive Director	2015
Robert J. Bass, 64	Independent Non-Executive Director	2013[1]
Norman R. Bobins, 70	Independent Non-Executive Director	2014
John T. DiLacqua, 61	Independent Non-Executive Director	2014
Gerald E. Morris, 81	Independent Non-Executive Director	2014
Christopher J. Renwick, 70	Independent Non-Executive Director	2013[1]
Heather Ridout, 59	Independent Non-Executive Director	2014
Tamotsu Sato, 61	Non-independent Non-Executive Director	2013[1]
James T. Thompson, 63	Independent Non-Executive Director	2015

[1]	Messrs. Bass, Renwick and Sato will be standing for re-election at our annual general meeting on November 14, 2013.

Geoffrey N. Brunsdon

Mr. Brunsdon was appointed as a director in November 2009, appointed Deputy Chairperson in September 2011 and appointed Chairperson of the Company on March 1, 2012. He is a member of the Risk, Audit & Compliance Committee, the Remuneration Committee and the Finance & Investment Committee. Mr. Brunsdon is also a member of the Global Leadership Team. Until June 2009, Mr. Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), APN Funds Management Limited (since November 2009), and MetLife Insurance Limited (since April 2011) and a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. He has a Commerce degree from the University of New South Wales. Mr. Brunsdon is also a director of several non-profit organizations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.

Robert J. Bass

Mr. Bass was appointed as a director on September 10, 2013. He is a member of the Risk, Audit & Compliance Committee. Mr. Bass was formerly a partner at Deloitte & Touche from 1982, and Vice Chairman Deloitte LLP from 2006, until his retirement in June 2012. He practiced at that firm for 39 years and was Lead Client Service Partner responsible for the development, planning, management, administration and delivery of services, including audits of consolidated financial statements, to multinational clients in a variety of industries. Mr. Bass is currently a director of Groupon, Inc. (since June 2012) and NewPage Holdings Inc. (since December 2012) and is Chairman of the Audit Committee of both companies. He is a graduate of Emory University and received an MBA from Columbia University. He is a Certified Public Accountant, New York and Connecticut, and a member of the American Institute of Certified Public Accountants, New York, and Connecticut State Societies of Certified Public Accountants.

Norman R. Bobins

Mr. Bobins was appointed as a director in March 2008. He is Chairperson of the Nomination/Governance Committee, and is a member of the Finance & Investment Committee. Mr. Bobins was formerly a director of MMI (since 2006). He is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr. Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, Mr. Bobins was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. He is the Non-Executive Chairman of The PrivateBank and Trust Company. Mr. Bobins is also a director of AGL Resources, Inc. AAR CORP, and Aviv REIT, Inc. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.

John T. DiLacqua

Mr. DiLacqua was appointed as a director in September 2011. He is Chairperson of the Finance & Investment Committee, and is a member of the Risk, Audit & Compliance Committee. Mr. DiLacqua was formerly a director of MMI (since June 2001), and was a director of Sims Metal Management Limited between March and November 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, Mr. DiLacqua served as President of the US Ferrous Operations of Philip Metals, Inc., and, prior to that, from May 1994, as the President of Luria Brothers. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. Mr. DiLacqua is a Certified Public Accountant.

Gerald E. Morris

Mr. Morris was appointed as a director in March 2008. He is Chairperson of the Risk, Audit & Compliance Committee, and is a member of the Remuneration Committee and the Nomination/Governance Committee. Mr. Morris was formerly a director (since January 2004) of MMI He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He earned his BA from the University of Connecticut. Mr. Morris is a Certified Public Accountant.

Christopher J. Renwick

Mr. Renwick was appointed as a director in June 2007. He is Mitsui & Co., Ltd.’s designated independent director. Mr. Renwick is Chairperson of the Remuneration Committee, and is a member of the Safety, Health, Environment & Community Committee and the Nomination/Governance Committee. Mr. Renwick was employed with the Rio Tinto Group for over 35 years, rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He has previously served as Chairman and director of Coal and Allied Industries Limited (2004 to 2011), Chairman of the Rio Tinto Aboriginal Fund (2004 to 2011) and director of Downer EDI Limited (2004 to 2010). Mr. Renwick is a director of South East Regional Touring Opera Company Limited, a “not-for-profit” public company limited by guarantee, which operates as “Melbourne Opera”.

Heather Ridout

Mrs. Ridout was appointed as a director in September 2011. She is a member of the Safety, Health, Environment & Community Committee, the Remuneration Committee, the Risk, Audit & Compliance Committee and the Nomination/Governance Committee. Mrs. Ridout was formerly the Chief Executive Officer of the Australian Industry Group from 2004 until her retirement in April 2012. She is a member of the Board of the Reserve Bank of Australia (since December 2011), and is a director of Australian Securities Exchange Limited (since August 2012) and Chair of the AustralianSuper Trustee Board, the largest industry fund in Australia. Mrs. Ridout also serves on the Board of the Climate Change Authority, an independent body established to provide advice on the Australian Government’s policies for reducing carbon pollution. She has an economics degree, with honors, from the University of Sydney.

Tamotsu (Tom) Sato

Mr. Sato was appointed as a director in April 2013. He is Mitsui & Co., Ltd.’s designated director. Mr. Sato is a member of the Finance & Investment Committee and the Safety, Health, Environment & Community Committee. He joined Mitsui in 1975 and has held various positions within that company including Executive Director of Mitsui Coal Holdings (2002-2004), Senior Vice President of Mitsui Singapore (2006-2009) and, most recently, since May 2009 until his retirement in March 2013, President & CEO of Mitsui Raw Materials Development based in New York.

James T. Thompson

Mr. Thompson was appointed as a director in November 2009. He is Chairperson of the Safety, Health, Environment & Community Committee, and is a member of the Finance & Investment Committee and the Remuneration Committee. Mr. Thompson is also a member of the Global Leadership Team. Mr. Thompson was, from 2004 until his retirement in 2007, Executive Vice President Commercial for The Mosaic Company, one of the world’s largest fertilizer companies, with sales of US$11 billion and some 8,000 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974—2004 in various roles at Cargill, Inc. of Minnesota, United States, leading to the position of President of Cargill Steel Group from 1996—2004. During that period, Mr. Thompson also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards, including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). He is currently a director of Hawkins, Inc. and serves on the Board of Visitors of the University of Wisconsin School of Education. Mr. Thompson has a BS from the University of Wisconsin Madison.

Senior Executives

On June 30, 2013, Daniel W. Dienst retired as Group CEO and resigned as an executive director. As discussed further below, we entered into a consulting agreement with Mr. Dienst in connection with this retirement.

Effective July 1, 2013, the Board created a Global Leadership Team to serve in lieu of a Group CEO. The members of the Global Leadership Team include, among others: Geoffrey N. Brunsdon, Chairperson, James T. Thompson, director, Robert C. Larry, Group Chief Financial Officer, Robert Kelman, President — North America Metals, and Darron McGree, Managing Director — Australia and New Zealand Metals.

On October 8, 2013, the Board announced the appointment of Galdino Claro as Group CEO and Managing Director, effective November 4, 2013.

Set forth below is information regarding our senior executive officers, or Senior Executives, as of June 30, 2013:

Name and Age	Title
Robert C. Larry, 52	Group Chief Financial Officer
Robert Kelman, 48	President — North America Metals
Darron McGree, 64	Managing Director — Australia and New Zealand Metals

Robert C. Larry

Mr. Larry has been Group Chief Financial Officer of Sims Metal Management since the merger of Sims Group and MMI in March 2008. Mr. Larry is a member of the Global Leadership Team. Prior to this, he was MMI’s Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary and joined MMI in 1996. Mr. Larry is a Certified Public Accountant, a graduate of Purdue University, and has an MBA from the University of Chicago.

Robert Kelman

Mr. Kelman was appointed President of North America Metals in February 2012. Mr. Kelman is a member of the Global Leadership Team. Previously he served as President of Commercial and Business Development, North America for Sims Metal Management (2008-2012), and General Manager of Northeast Metals Operations for Sims Metal (2005-2008). Mr. Kelman has been with the Company since the merger of Sims Group and Hugo Neu Corporation in 2005, after holding various senior management roles within the metal recycling industry.

Darron McGree

Mr. McGree was appointed Managing Director Australia and New Zealand in 2001. Mr. McGree is a member of the Global Leadership Team. He joined Sims Metal in 1983 and has since held various executive roles within the Company. He was promoted to General Manager NSW in 1986 and Executive General Manager Australasia in 1996. Mr. McGree has been part of the scrap industry all of his working life. His experience is as diverse as driving trucks at 16 years of age and running the leading Australian metal recycling company.

B. Compensation

The following section reports the remuneration to our Board and describes our compensation policies and actual compensation for our executive officers as well as our use of equity incentives.

Director Compensation

Remuneration for non-executive directors, or NEDs, recognizes the need to reward directors for their commitment to our corporate governance, their active participation in the affairs of the business and the contribution they make generally to the maximization of shareholder value. We aim to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.

Non-Executive Directors’ fees

The total amount of fees, including superannuation, for all NEDs must not exceed the limit approved by shareholders. The last approval was for A$3,000,000 per annum approved at the 2009 Annual General Meeting (“AGM”). The Board has resolved to reduce NED fees by 10% for fiscal 2014. Accordingly, no increase to the NED fee pool will be sought at our 2013 AGM. The Board intends to reinstate the previous fee schedule after June 30, 2014.

Under the current fee framework, NEDs receive a base fee and also receive further fees for chairmanship of a Board Committee. There are no additional fees for membership of a Board Committee. The table below outlines fees for fiscal 2013 and fiscal 2014.

	Fiscal Year
NED Fees (AUD)	2013	2014*
Base fee (Chairperson)	450,528	405,475
Base fee (NED)	203,424	183,082
Chairperson Risk, Audit & Compliance Committee	65,000	58,500
Chairperson Safety, Health, Environment & Community Committee	35,000	31,500
Chairperson Remuneration Committee	35,000	31,500
Chairperson Finance & Investment Committee	35,000	31,500
Chairperson Nomination/Governance Committee	35,000	31,500

*	Reflecting a 10% reduction in NED fees.

NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the Board, or when otherwise engaged for our business in accordance with Board policy.

NEDs are not covered by any contract of employment; therefore, they have no contract duration, notice period for termination, or entitlement to termination payments other than as noted below under retirement benefits.

NED equity arrangements

NEDs do not participate in any incentive (cash or equity-based) arrangements. Mr. Morris holds options as a result of grants made by MMI prior to the merger with the former Sims Group Limited in March 2008 that require exercise or otherwise expire during fiscal 2014.

Superannuation and retirement benefits

For Australian resident NEDs, superannuation is paid in addition to the above fees. We pay superannuation at 9% (increasing to 9.25% in fiscal 2014) for each Australian resident NED, as required by legislation. Superannuation is not paid for directors that are not Australian residents.

Our NED Retirement Allowance Scheme was discontinued effective June 30, 2006. The accrued amount for Mr. Feeney, the sole remaining NED who had participated in the plan, was frozen and had been indexed at 5% per annum. Mr. Feeney retired in November 2012 and received a payment of A$522,453 from the NED Retirement Allowance Scheme.

Details of the fees paid to NEDs in fiscal 2013 are set out in the table below. For NEDs who receive payments in foreign currencies, the table below reflects the Australian dollar equivalent based on the exchange rate at the date of payment. Accordingly, exchange rate movements may influence the disclosed fee level. For information with respect to the Sims shares and equity awards held by members of the Board, see “Item 6.E. — Share Ownership.”

	Short- Term Benefits	Post-Employment Benefits
(A$) Name	Cash Fees	Super- annuation[4]	Retire- ment Benefits	Total
Norman R. Bobins[1]	230,899	—	—	230,899
Geoffrey N. Brunsdon	463,657	41,729	—	505,386
John T. DiLacqua[1]	217,763	—	—	217,763
J. Michael Feeney[2]	89,409	8,047	9,616	107,072
Gerald E. Morris[1]	259,953	—	—	259,953
Christopher J. Renwick	238,424	21,458	—	259,882
Heather Ridout	203,424	18,308	—	221,732
Tamotsu Sato[3]	50,856	—	—	50,856
M. Paul Sukagawa[3]	152,568	—	—	152,568
James T. Thompson[1]	217,945	—	—	217,945
Paul J. Varello[1,2]	74,679	—	—	74,679

[1]

Messrs. Bobins, DiLacqua, Morris, Thompson and Varello are residents of the United States and received their payments in US dollars. Fees for fiscal 2013 that were paid in US dollars were converted at a rate of A$1 to US$1 as established by the Board in July 2011.

[2]	Messrs. Feeney and Varello retired from the Board on November 15, 2012.

[3]

Mr. Sato was appointed by Mitsui as their representative Director on April 1, 2013. Mr. Sukagawa served as the representative Director for Mitsui until March 31, 2013. NED fees for Messrs. Sato and Sukagawa are paid to a Mitsui affiliate in Australia.

[4]	Superannuation contributions are made on behalf of Australian resident NEDs to satisfy our obligations under Superannuation Guarantee legislation.

Senior Executive Compensation

Fiscal 2013 Senior Executive remuneration policy

The remuneration policy for our Senior Executives recognizes that we operate in a global environment and that our performance depends on the quality of our people. The policy seeks to ensure alignment between our remuneration philosophy, our business strategy and the best interest of our shareholders.

The primary aim of our Senior Executive remuneration policy is to attract, motivate and retain high caliber Senior Executives. To do so, we provide Senior Executive remuneration packages that are competitive (referencing market data) and commensurate with employee responsibilities and accountabilities.

The Senior Executive remuneration framework reflects the international nature of our business and the fact that we employ Senior Executives based throughout the world.

The framework is regularly reviewed by the Remuneration Committee and we undertake an annual remuneration review to determine the total remuneration positioning of our Senior Executives against the market.

Fixed and variable (“at-risk”) remuneration mix

In line with our intent to ensure the Senior Executive remuneration framework is aligned with our performance, a significant portion of a Senior Executive’s remuneration is “at-risk”.

Fixed remuneration

Fixed remuneration levels are benchmarked against a comparator group by Mercer, the Board’s external remuneration advisor.

Fixed remuneration comprises base salary and benefits:

•

Base salary is determined on an individual basis, taking into consideration the individual’s capability, experience, responsibilities and accountability, as well as external market factors and benchmark data. In light of our global operations, the peer group that Mercer uses for benchmarking purposes includes industry-related companies of a relative size, footprint and complexity.

•	Benefits programs vary by market and may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and automobile allowances.

Remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. In reviewing any changes to Senior Executive remuneration, the Remuneration Committee references individual performance, as well as market-based comparable positions in public surveys and obtains advice from its external remuneration consultant where necessary.

There are no guaranteed increases to any components of fixed remuneration for any Senior Executives.

“At-risk” (or variable) remuneration

“At-risk” remuneration comprises both short-term and long-term incentives. “At-risk” means an absence of certainty regarding the payment of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the performance period. The remuneration of Senior Executives is linked to performance through short- and long-term incentives.

Short-Term Incentive Plan (STI Plan)

Our Short-Term Incentive, or STI, plan is a global plan and the fiscal 2013 metrics were in alignment with our strategic plan and factored in our cost of capital. The STI Plan for Senior Executives is based 80% on financial performance and 20% on individual goals that are critical to our overall success. The STI plan performance in respect of financial measures came in below threshold on a company-wide basis with exception to New Zealand Metals which saw financial performance exceed its threshold. The Executive Director received one third of his target STI opportunity while the other Senior Executives received an STI award from zero to 35% of their respective target STI opportunities for fiscal 2013 depending on financial measures and individual performance.

Long-Term Incentive Plan (LTI Plan)

The Remuneration Committee believes that Senior Executive participation in equity-based incentive plans is a key element in aligning executive and shareholder objectives. The LTI Plan is the principal means of allowing Senior Executives the opportunity to be rewarded for our growth in share price and total shareholder return. The LTI Plan provides a direct link between the value created for shareholders, and the reward earned by Senior Executives. Also, we believe the LTI Plan assists us in retaining Senior Executives.

The LTI Plan allows for grants of performance rights (rights), options and phantom options. The LTI Plan is designed to focus on two key aspects of future performance. First, rights recognize shareholder value creation relative to companies either within our industry or of a similar nature, as measured by total shareholder return, or TSR. Second, options (and phantom options where applicable) reflect creation of absolute shareholder value, as recognized by absolute growth in our share price.

The performance rights are contractual rights to acquire ordinary shares for nil consideration and vest subject to TSR performance against an industry peer group over a three-to-five-year period. This is consistent with competitive market practice in Australia and the UK. The options have an exercise price which is equal to the average closing share price for the five days preceding the grant date. They vest in three installments over a three-year period subject to continued service. The options reward executives for share price growth and only deliver value if the share price exceeds the exercise price subsequent to vesting. This is consistent with competitive market practice in the US.

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

The fiscal 2013 LTI Plan aims to align executive rewards with shareholder value through the use of relative TSR and absolute share price.

Share-based Payments Disclosures

During fiscal 2013, the following grants of options were made to Senior Executives, which includes the executive director under our LTI plan. The options vest over three years beginning on August 30, 2013.

Name	Grant Date	Number Granted		Exercise Price	Expiration Date
Ordinary shares (A$)
Darron McGree	November 16, 2012	146,268	[1]	$9.29	November 16, 2019

ADS (US$)
Daniel Dienst	November 16, 2012	487,814		$9.49	November 16, 2019
Robert Kelman	November 16, 2012	157,886		$9.49	November 16, 2019
Robert Larry	November 16, 2012	149,175		$9.49	November 16, 2019

[1]	Represents a cash-settled phantom option grant.

During fiscal 2013, the following grants of performance rights were made to Senior Executives under our LTI plan. The performance rights will vest on August 31, 2015, subject to the achievement of a relative TSR hurdle over a three-year period commencing on July 1, 2013.

Name	Grant Date	Number Granted
Ordinary shares
Darron McGree	November 16, 2012	54,589

ADS
Daniel Dienst	November 16, 2012	511,883
Robert Kelman	November 16, 2012	82,838
Robert Larry	November 16, 2012	78,268

For additional information on our share-based plans, refer to Note 25 of the consolidated financial statements included in Item 18 of this annual report.

The following table sets forth remuneration for our Senior Executives in fiscal 2013. For Senior Executives listed below who are not residents of Australia, their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. For information with respect to the Sims shares and equity awards held by our executive director and Senior Executives, see “Item 6.E — Share Ownership.”

Name	Cash Salary[1]	Cash Bonus[2]	Other Short- Term Benefits[3]	Pension and Super- annuation	Other Long- Term Benefits[4]	Share- based Payments[5]	Total
				(in A$)
Daniel Dienst[6,7]	1,363,061	590,660	100,339	56,828	4,868	6,855,231	8,970,987
Graham Davy[6,8]	392,907	—	23,952	31,476	—	(476,441)	(28,106)
Robert Kelman[6]	705,872	120,000	33,980	30,342	4,868	639,792	1,534,854
Robert Larry[6]	666,937	—	69,252	28,778	4,868	741,083	1,510,918
Darron McGree	718,410	264,753	22,567	33,830	63,908	437,830	1,541,298

[1]	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

[2]	Cash bonus amounts reflect the amounts accrued for all Senior Executives under the fiscal 2013 STI Plan.

[3]

Other short-term benefits include auto allowances, health and life insurance benefits, amounts accrued for annual leave during the period and personal security payments (for Mr. Dienst). For US employees, it also includes a Paid Time Off policy which includes a carry-over feature of up to twice the annual entitlement.

[4]	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave (for Mr. McGree) and deferred compensation plans (for Messrs. Dienst, Kelman and Larry).

[5]

Share-based payments represent the accounting expense (as computed pursuant to AASB 2 (IFRS 2), “Share-based Payments”) recognized by us for share-based awards. For Mr. Dienst, this includes US$3,459,082 (A$3,367,814) attributed to acceleration of expense as a result of his good leaver provision in retirement.

[6]	Messrs. Dienst, Kelman and Larry received their respective cash payments in US dollars. Mr. Davy received his cash payments in pounds sterling.

[7]	Effective on June 30, 2013 and upon the expiration of his employment contract, Mr. Dienst retired as Group CEO and resigned from the Board.

[8]

Mr. Davy’s employment terminated on March 19, 2013. Mr. Davy’s 2013 remuneration disclosed above reflects his remuneration for the period July 1, 2012 to March 19, 2013. Mr. Davy did not receive any termination benefits.

Mr. Dienst’s Retirement as Group Chief Executive Officer and Retention as a Consultant

The executive director and Group CEO, Mr. Dienst, retired from the position of Group CEO, and resigned as a director, effective on June 30, 2013. We entered into a consulting arrangement with Mr. Dienst effective July 1, 2013. Mr. Dienst’s employment agreement expired on June 30, 2013 and he ceased to be employed by us as of such date.

Upon his retirement on June 30, 2013, Mr. Dienst received no severance payment and no payment in lieu of notice. He received an STI award of US$606,667 (A$590,660), being one third of his target STI opportunity.

The Board exercised its discretion to determine that Mr. Dienst’s cessation of employment was a “qualifying cessation” under the LTI Plan rules. As such, the options issued to Mr. Dienst under the LTI Plan that have not vested will vest in accordance with their respective original vesting schedules through August 2015. The Board further exercised its discretion to allow for additional limited re-testing. As such, the performance rights previously granted to Mr. Dienst in each of 2010, 2011 and 2012 will continue to be tested in accordance with the LTI Plan rules until June 2015.

The performance rights previously granted to Mr. Dienst in each of 2008 and 2009 lapsed on June 30, 2013. The options issued to Mr. Dienst under the LTI Plan that have vested will continue to be exercisable until their original expiration dates.

Pursuant to the consulting agreement, Mr. Dienst will for a period of up to 12 months, provide certain consulting services for up to an average of 12 days per month and receive a US$50,000 per month fee, as well as reimbursement for reasonable expenses incurred in connection with providing such consulting services. During the term of the consulting agreement and, if the agreement continues for its full term until June 30, 2014, for a period of three months thereafter, Mr. Dienst may not engage in any business or activity which is directly or indirectly in competition with us.

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

The Board’s key responsibilities include:

•	overall corporate governance of the Group, including oversight of its control and accountability systems;

•	appointing, removing and appraising the performance of the Group Chief Executive Officer (the Group CEO );

•	monitoring performance of senior management and the implementation of strategy, and ensuring appropriate resources are available;

•	enhancing and protecting our reputation by reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct, and legal compliance; and

•	approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures, and financial and other reporting.

The Board has delegated general authority to manage our businesses to the Group CEO, who in turn may delegate functions to other senior management. However, the Group CEO remains answerable to the Board and must comply with any limits on his authority established by the Board from time to time. Effective July 1, 2013 the Board has created a Global Leadership Team to serve in lieu of the Group CEO. On October 8, 2013, the Board announced the appointment of Galdino Claro as Group CEO and Managing Director, effective November 4, 2013.

Committees of the Board

The Board has established five Board committees to assist in the execution of Board functions, namely, a Remuneration Committee, a Risk, Audit & Compliance (“RAC”) Committee, a Safety, Health, Environment & Community (“SHEC”) Committee, a Nomination/Governance Committee and a Finance & Investment Committee (“FIC”). Each committee has a written charter which is approved by the Board and reviewed periodically. The charters of each of the Board committees are available on our website. To enable each of the committees to discharge its responsibilities adequately and effectively, each committee has the authority to retain advisers and external legal counsel as required. However, the Board retains ultimate accountability for discharging its duties. Descriptions of the current roles and responsibilities of these committees are set forth below.

Remuneration Committee

The primary role of the Remuneration Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies which are observed and which enable it to attract and retain executives and directors who will create value for our shareholders.

The Remuneration Committee has responsibility for, among other things, reviewing and making recommendations to the Board on the:

•	remuneration and incentive performance packages of the Group CEO and direct reports to the Group CEO;

•	recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of annual fees paid to the non-executive directors.

The Remuneration Committee shall comprise at least three directors, with a majority being independent. The Chairperson is appointed by the Board, and must be independent. The Remuneration Committee is composed of five independent non-executive directors, Mrs. Heather Ridout and Messrs. Christopher Renwick (Chairperson), Geoffrey Brunsdon, Gerald Morris and James Thompson.

RAC Committee

The RAC Committee assists the Board in fulfilling its responsibility to oversee the quality and integrity of accounting, auditing and reporting practices. In particular, the primary role of the RAC Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to our accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes commercial insurance coverage), internal and external audit functions, and compliance with legal and regulatory requirements.

The RAC Committee has a formal charter approved by the Board. The RAC Committee reports to the Board on all matters relevant to the RAC Committee’s role and responsibilities. The specific functions of the RAC Committee are set out in its charter and include:

•	reviewing and assessing the internal and external reporting of financial information;

•	assessing management processes supporting the integrity and reliability of our financial and management reporting systems and its external reporting;

•	overseeing the relationship with and performance of the external auditor and assessing the independence of the external auditor; and

•	managing the performance of the internal audit function.

The RAC Committee charter establishes a framework for the RAC Committee’s relationship with the internal and external auditor, and a policy has been adopted for the selection and appointment of the external auditor and for rotation of external audit engagement partners.

The RAC Committee charter provides for the RAC Committee to have at least three members, all of whom must be nonexecutive independent directors. The current members of the RAC Committee are Mrs. Heather Ridout and Messrs. Gerald Morris (Chairperson), Robert Bass, Geoffrey Brunsdon and John DiLacqua, all of whom are non-executive independent directors. Further, all members must be financially literate, and at least one member must have accounting or related financial management expertise. The Board has determined that each member of the RAC is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

The RAC is also required to pre-approve all audit and non-audit services (including valuation, internal audit, legal and corporate services) provided by the external auditors to ensure they do not impact the impartiality and objectivity of the auditor or that violate the prohibitions on non-audit services provided in Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 or the auditor independence rules or interpretations of the SEC, or the US Public Company Accounting Oversight Board.

SHEC Committee

The primary role of the SHEC Committee is to provide additional focus and advice to the Board on key SHEC issues and to assist the Board to fulfill and discharge its SHEC obligations.

The SHEC Committee shall comprise at least three directors, of whom at least one shall be independent. The SHEC Committee is composed of Mrs. Heather Ridout and Messrs. James Thompson (Chairperson), Christopher Renwick and Tom Sato. Mr. Daniel Dienst, the former Group CEO, was a member of the SHEC Committee during fiscal 2013.

Nomination/Governance Committee

The Nomination/Governance Committee is responsible for recommending nominees for membership of the Board in accordance with the committee’s Policy and Procedures for the Selection and Appointment of New Directors and the Re-election of Incumbent Directors. The Nomination/Governance Committee also assesses necessary and desirable competencies of Board members.

The Nomination/Governance Committee is also responsible for reviewing our corporate governance procedures and recommending changes to the Board as appropriate; developing a plan for Board succession, including the succession of the Chairperson of the Board and the Group CEO, and monitoring succession plans for management levels and key resources; and establishing procedures for and overseeing the evaluation of the Board.

When considering the mix of skills and diversity which the Board is looking to achieve in its membership, the Nomination/Governance Committee takes into account the need to have members with relevant industry experience; expertise in particular fields such as financial, human resources and health & safety; and the broad skillset and experience required to effectively serve on the Board of a global organization.

The Nomination/Governance Committee shall comprise at least three directors, with a majority being independent. The current members of the Nomination/Governance Committee are Mrs. Heather Ridout and Messrs. Norman Bobins (Chairperson), Gerald Morris and Christopher Renwick, all being independent non-executive directors. Mr. Daniel Dienst, the former Group CEO, was a member of the Nomination/Governance Committee during fiscal 2013.

Finance & Investment Committee (or FIC)

The primary role of the FIC is to review, advise and report to the Board on the management of our financial resources and invested assets, shareholder dividend policy and shareholder dividends, our capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC also reviews broad investment policies and guidelines for the Group and makes recommendations to the Board.

The FIC shall comprise at least three directors, of whom at least one shall be independent. The FIC is composed of Messrs. John DiLacqua (Chairperson), Geoffrey Brunsdon, Norman Bobins, Tom Sato and James Thompson.

D. Employees

We had 6,393 employees as of June 30, 2013. The table below sets forth the total number of employees by geography segment for the past three years.

	As of June 30,
	2013	2012	2011
Australasia	1,027	1,051	985
North America	3,648	3,727	3,536
Europe	1,718	1,900	1,727

Total employees	6,393	6,678	6,248

The decrease in the number of employees from June 30, 2012 to June 30, 2013 primarily was due to our focus on reducing operational and overhead costs as intake volumes remain depressed.

We have a mix of collective “at will” and individually negotiated employment arrangements throughout North America, Australasia and Europe.

In locations where our employees are represented by unions, we work closely with the unions and strive to maintain positive labor relations. We had no significant strikes or other industrial actions during fiscal 2013 and successfully renegotiated the collective bargaining agreements that expired during fiscal 2013. We believe that strong relations with all our employees, unionized and non-unionized, must be built on values of mutual trust and respect.

Management believes that we have good relations with our employees and with the labor unions.

E. Share Ownership

The following table sets forth certain information as of October 1, 2013 for directors and as of June 30, 2013 for Senior Executives, regarding the beneficial ownership of our shares:

Name	Number of shares held
Directors:
Robert J. Bass	5,000
Norman R. Bobins	54,600
Geoffrey N. Brunsdon	22,057
John T. DiLacqua	—
Gerald E. Morris	20,000
Christopher J. Renwick	13,144
Heather Ridout	—
Tamotsu Sato	—
James T. Thompson	12,000

Senior Executives:
Graham Davy[1]	70,039
Daniel Dienst[2]	522,293
Robert Kelman	—
Robert Larry	61,609
Darron McGree	47,462

[1]	Mr. Davy’s employment was terminated on March 19, 2013. The number of shares disclosed represents his shareholdings as of such date.

[2]	Effective on June 30, 2013 and upon the expiration of his employment contract, Mr. Dienst retired as Group CEO and as an executive director.

Details regarding potential ownership interest of the members of our Board and our executive officers through holding equity-based incentives are set forth in Note 26 of the consolidated financial statements included in Item 18 of this annual report. Details regarding options and performance rights granted to executive officers during fiscal 2013 are set forth in “Item 6.B. — Compensation.” None of the members of our Board or our executive officers own more than 1% of our outstanding ordinary shares nor do they have different voting rights with respect to their share ownership.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below presents certain information regarding the beneficial ownership of our ordinary shares as of October 10, 2013 by each person known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares based upon filings made by such persons with the ASX and the SEC.

Principal Beneficial Shareholders	Number of Ordinary Shares	Percentage
Mitsui Raw Materials Development Pty Limited	36,151,787	17.7%
Commonwealth Bank of Australia	21,197,251	10.4%

As far as is known, we are not directly or indirectly owned or controlled by another corporation or by any government or natural or legal person(s) severally or jointly. Further, we are not aware of any arrangement which may at a subsequent date result in a change in control.

Significant Changes in the Ownership of Major Shareholders

Commonwealth Bank of Australia. On May 4, 2012, CBA filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,312,592 ordinary shares, or 5.0% of our then outstanding ordinary shares. On June 12, 2012, CBA filed with the ASX a Notice of Change of Interest of Substantial Holder reflecting ownership of 12,439,040 ordinary shares, or 6.1% of our then outstanding ordinary shares. CBA filed with the ASX several Notices of Change of Interest of Substantial Holder documents during fiscal 2013. Most recently, CBA filed a Schedule 13G/A with the SEC on October 10, 2013 reflecting ownership of 21,197,251 ordinary shares, or 10.4% of our then outstanding ordinary shares.

National Australia Bank Limited. On June 6, 2013, NAB filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,336,656 ordinary shares, or 5.1% of our then outstanding ordinary shares. A subsequent Notice of Ceasing to be a substantial Holder was filed by NAB with the ASX on June 11, 2013. On July 10, 2013, NAB filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,455,723 ordinary shares, or 5.1% of our then outstanding ordinary shares. A subsequent Notice of Ceasing to be a substantial Holder was filed by NAB with the ASX on July 18, 2013. NAB filed a subsequent Notice of Initial Substantial Holder with the ASX on August 7, 2013, reflecting ownership of 10,223,031 ordinary shares, or 5.0% of our then outstanding ordinary shares. On September 27, 2013, NAB filed with the ASX a Notice of Ceasing to be a Substantial Holder as a result of owning less than 5% of our then outstanding ordinary shares.

IOOF Holdings Limited. As of September 10, 2010, IOOF Holdings Limited beneficially owned 10,267,704 ordinary shares, representing approximately 5.0% of our then outstanding ordinary shares. On April 21, 2011, IOOF Holdings Limited filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 14,570,156 ordinary shares, or 7.1% of our then outstanding ordinary shares. During fiscal 2013, IOOF Holdings Limited filed with the ASX a Notice of Change of Interest of Substantial Holder on October 15, 2012, reflecting ownership of 12,097,746 ordinary shares, or 5.9% of our then outstanding ordinary shares. On December 13, 2012, IOOF Holdings Limited filed with the ASX a Notice of Ceasing to be a Substantial Holder as a result of owning less than 5% of our then outstanding ordinary shares.

Perpetual Limited. On April 5, 2013, Perpetual Limited filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,537,651 ordinary shares, or 5.2% of our then outstanding ordinary shares. On May 24, 2013, Perpetual Limited filed with the ASX a Notice of Change of Interests of Substantial Holder reflecting ownership of 12,632,680 ordinary shares, or 6.2% of our then outstanding ordinary shares. On June 6, 2013, Perpetual Limited filed with the ASX a Notice of Ceasing to be a Substantial Holder as a result of owning less than 5% of our then outstanding ordinary shares.

Vinva Investment Management. On May 31, 2013, Vinva Investment Management filed with the ASX a Notice of Initial Substantial Holder reflecting ownership of 10,311,572 ordinary shares, or 5.0% of our then outstanding ordinary shares. On August 28, 2013, Vinva Investment Management filed a Notice of Ceasing to be a Substantial Holder with the ASX as a result of owning less than 5% of our then outstanding ordinary shares.

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

Major Shareholders’ Voting Rights

Our shareholders do not have different voting rights. Mitsui Raw Materials Development Pty Limited holds approximately 18% of the outstanding ordinary shares of Sims and is our largest shareholder. Under our constitution, Mitsui & Co., Ltd and any of its related corporate bodies, which are collectively referred to as Mitsui, have the right to designate a representative director to serve on our Board so long as Mitsui holds 5% or more of Sims ordinary shares and, so long as Mitsui holds 15% or more of Sims ordinary shares, then Mitsui has the right to designate both a representative director and an independent director to serve on our Board. Currently, Mr. Sato is Mitsui’s designated representative director and Mr. Renwick is Mitsui’s designated independent director.

Record Holders

As of June 30, 2013, there were 204,309,387 ordinary shares outstanding, of which 92,589 ordinary shares were held by 38 registered holders with a registered address in the US and 18,668,815 ADSs were held by 284 registered holders with a registered address in the US. Since certain of the ordinary shares and ADSs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of the residency of the beneficial holders.

B. Related Party Transactions

Transactions with related parties during fiscal 2013 that are material to us or to a related party are presented in Note 31 of the consolidated financial statements included in Item 18 of this annual report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and notes thereto are included in Item 18 of this annual report.

Export Sales

The total sales made outside of Australia in fiscal 2013 were A$6.9 billion, which represented 95% of total sales of A$7.2 billion.

Legal Proceedings

Various claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Details regarding these claims and legal actions are included in Note 23 of the consolidated financial statements included in Item 18 of this annual report. In the opinion of management, any liability arising from these proceedings will not materially affect our consolidated financial position, results of operations or cash flows.

Dividend Policy

Under our constitution, our Board may, from time to time, determine that a dividend is payable to our shareholders. Our constitution requires that dividends be paid in accordance with the Corporations Act. Under the Corporations Act, Sims Metal Management Limited may not pay a dividend unless its assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for payment of the dividend. In addition, the payment must be fair and reasonable to our shareholders and may not materially prejudice our ability to pay our creditors.

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

We have expressed an intention to maintain a dividend payout ratio of between 45% and 55% of net profit after tax. However, no dividends were declared by our Board for fiscal 2013 due to our loss after tax. We expect to pay dividends in the future. The total amounts of future dividends will be determined by our Board and will depend on our profit after tax, cash flow, financial and economic conditions and other factors.

The Board may deduct from any dividend payable to a shareholder all sums of money presently payable by the shareholder to Sims on account of calls on shares held by it or otherwise. In addition, on February 17, 2012, the Board resolved to suspend the dividend reinvestment plan.

B. Significant Changes

On September 19, 2013, we announced our intention to voluntarily delist our ADSs from the NYSE. The delisting of the ADSs from the NYSE became effective on October 11, 2013.

We have retained our ADR program in the US on the OTC market, in order to enable investors to continue to trade our ADSs. Our ordinary shares are entirely unaffected by this decision and will continue to be listed on the ASX.

We intend to eventually deregister from the US securities market. When accomplished, deregistration will reduce administrative costs and the complexity that is associated with a dual listing in both the US and Australia.

No other matters or circumstances have arisen since June 30, 2013 that have significantly affected, or may significantly affect, our operations, results of operations or state of affairs in subsequent accounting periods.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our capital consists of ordinary shares traded on the ASX under the symbol “SGM.” ADSs, each representing one ordinary share, are traded on the OTC under the symbol “SMSMY” and were traded on the NYSE under the symbol “SMS” until the ADSs were voluntarily delisted effective October 11, 2013. The ADSs are evidenced by an ADR issued by The Bank of New York Mellon (or BNY Mellon), as depositary under the Amended and Restated Deposit Agreement dated as of March 14, 2008, among Sims, BNY Mellon and registered holders from time to time of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our ordinary shares on the ASX and the reported high and low quoted prices for the ADSs on the NYSE.

	ASX Price Per Share A$		NYSE Price Per Share US$
	High	Low	High	Low
Fiscal year ended June 30, 2013:
First Quarter	10.46	7.84	11.05	8.27
Second Quarter	10.36	8.37	10.54	8.76
Third Quarter	11.41	8.93	11.60	9.39
Fourth Quarter	11.24	8.13	10.91	7.25

Fiscal year ended June 30, 2012:
First Quarter	18.57	12.02	19.79	11.68
Second Quarter	14.45	11.54	15.45	10.62
Third Quarter	15.73	12.70	16.70	13.12
Fourth Quarter	15.16	9.02	15.65	9.06

Fiscal year ended June 30:
2011	22.36	15.23	22.41	13.00
2010	29.15	16.34	23.74	14.10
2009	43.20	10.68	41.49	6.97

Most recent six months:
September 2013	10.29	9.33	9.48	8.47
August 2013	9.95	8.62	8.93	7.75
July 2013	9.43	8.11	8.44	7.43
June 2013	9.79	8.13	9.27	7.25
May 2013	11.24	9.55	10.91	9.14
April 2013	10.24	8.75	10.52	8.91

At the close of business on October 10, 2013, the market prices for ordinary shares and ADSs were A$9.62 and US$9.17, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. — Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

We are a public company limited by shares registered under the Corporations Act by ASIC. Our registered company number is 114 838 630. Our constitution does not specify the objects and purposes of the Company. The rights of our shareholders are set forth in our constitution, which is similar in nature to the certificate of incorporation and bylaws of a company incorporated under state corporation laws in the US. Our constitution is subject to the terms of the listing rules of the ASX and the Corporations Act. Our constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

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

Directors

Our constitution provides for a minimum of six directors. Under the listing rules of the ASX, our directors are elected for three-year terms and must retire from office or seek re-election by no later than the third annual general meeting following such director’s election or three years, whichever is longer. Our Group Chief Executive Officer is not subject to this obligation while he or she serves in such position.

The number of directors up for election at an annual general meeting depends upon the number of directors due to retire or seek re-election that year. However, our constitution provides that, unless otherwise determined by a resolution of Sims while it is listed on the ASX, at least one director must retire from office at each annual general meeting, unless there has been an election of directors earlier that year. If no director is required to retire at the annual general meeting due to having been in office for three years or due to being appointed by the Board that year, the director required to retire will be the one who has been longest in office since his or her last election.

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

Foreign Ownership Regulation

Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 and Australia’s Foreign Investment Policy, which impose certain conditions on, or approvals in respect of, the foreign ownership of Australian companies, there are no limitations imposed by law, or our constitution, on the rights of non-residents of Australia or foreign persons to hold or vote the ordinary shares or ADSs that would not apply generally to all shareholders.

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

C. Material Contracts

A summary of the contracts governing our primary credit facilities provided by CBA, WBC, HSBC and BOA is provided in “Item 5.B. — Liquidity and Capital Resources.”

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

Other than under the Corporations Act, the Foreign Acquisitions and Takeovers Act 1975, the Income Tax Assessment Act 1936 (insofar as such laws apply) or as contained in applicable Australian government policy (and except as otherwise described above), there are no limitations, either under Australian law or under our constitution on the right to hold or vote Sims ordinary shares.

E. Taxation

The taxation discussion below describes the material US federal and Australian income tax consequences to a US holder of owning Sims Metal Management Limited ordinary shares or ADSs.

The following discussion is not relevant to non-US holders of Sims Metal Management Limited ordinary shares or ADSs. By its nature the commentary below is general in nature and does not purport to address all material tax consequences that may be relevant to a particular US holder. Accordingly, it is recommended that holders of ordinary shares or ADSs consult with their own tax advisers regarding the US federal, state and local, Australian or other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

For purposes of this discussion, you are a US holder if you are a beneficial owner of ordinary shares or ADSs and you are:

(i)	a citizen or resident of the US for US federal income tax purposes;

(ii)	not an Australian resident for Australian income tax purposes;

(iii)	a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized under the laws of the US or any state thereof or the District of Columbia;

(iv)	an estate whose income is subject to US federal income tax regardless of its source; or

(v)	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decision of the trust.

This discussion of material tax consequences for US holders is based on the US and Australian laws currently in effect, the published practice of tax authorities in those jurisdictions as well as the double taxation treaties and conventions currently in existence. These laws are subject to change, possibly on a retroactive basis.

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

This section is part based on the representations of the Depositary and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for US federal income tax purposes.

Taxation of dividends

Under the US federal income tax laws, and subject to the discussion below under “Passive foreign investment company,” if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum long-term capital gains tax rate of 15% provided that you held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. For dividends received after December 31, 2012, the 15% rates continue to apply to taxpayers whose incomes fall below certain thresholds (US$450,000 for joint filers and surviving spouses; US$425,000 for heads of household; US$400,000 for single filers; and US$225,000 for married taxpayers filing separately), but taxpayers whose incomes exceed these thresholds are subject to a 20% rate.

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

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum long-term capital gain rate.

Dividends will be income from sources outside the US. Under the foreign tax credit rules, dividends will be “passive” or “general” income for purposes of computing the foreign tax credit.

Taxation of capital gains

Subject to the discussion below under “Passive foreign investment company,” if you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ordinary shares or ADSs. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. There are limitations on the deductibility of capital losses.

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

The mark-to-market election is available only for “marketable stock,” that is regularly traded on a national securities exchange. Since our ADSs are listed and traded on the OTC, our ordinary shares and ADSs may not qualify as “marketable stock” for purposes of this election. US holders are advised to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares and ADSs.

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

A US holder of shares (who is also not a tax resident of Australia and who does not hold shares through a permanent establishment in Australia) with no other Australian assessable income is not required to file an Australian tax return.

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

If either of the above exceptions apply, tax may be assessed in Australia as follows:

(i) Individual Investor

Tax generally is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of shares acquired after 11:45 a.m. on September 21, 1999, and held for at least 12 months. For shares considered to be acquired for Australian tax purposes at or before 11:45 a.m. on September 21, 1999, individuals will be able to choose between the following alternatives:

•

taxed on any capital gain after allowing for cost base indexation up to September 30, 1999, (essentially when indexation ceased) where the shares have been held for at least 12 months (i.e., the difference between the disposal price and the original cost indexed for inflation over the period to September 30, 1999); or

•

taxed on 50% of the actual capital gain (without adjustment for inflation indexation and after taking into account any offsetting capital losses). On May 8, 2012, the Treasurer of Australia announced that the Government of Australia would remove eligibility for the 50% discount for non-residents on capital gains accrued after 7.30 p.m. on May 8, 2012. The announcement indicates that the 50% discount may continue to be available for capital gains accrued prior to this time if the non-resident chooses to obtain a market valuation of the relevant assets at May 8, 2012. No legislation has been enacted yet to give effect to these announced changes. The scope of these changes will depend upon the form of any legislation enacted

Normal rates of income tax as applicable to non-residents would apply to capital gains so calculated.

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

(ii) Corporate Investor

Capital gains tax is payable on any capital gains made (without adjustment for inflation indexation) on the disposal of shares considered to be acquired for Australian tax purposes after 11:45 am on September 21, 1999. For shares acquired at or before 11:45 a.m. on September 21, 1999, a corporate investor will be taxed on any capital gain after allowing for indexation of the cost base (i.e., the difference between the disposal price and the original cost indexed for inflation over the period). The 50% discount is not applicable for corporate investors. The corporate tax rate is currently 30%.

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

Revenue Account

Under Australia’s domestic income tax provisions, a non-resident of Australia is taxed on profits arising on the sale of shares where that profit is on revenue account and has an Australian source. The source of profit is a question of fact and will need to be assessed by the investor. For a US holder, the Tax Treaty may apply as follows:

(a)	If the US holder holds the shares as part of a trade or business conducted through a permanent establishment in Australia, any profit on disposal would be assessable and subject to ordinary income tax. (Any losses on disposal may constitute an allowable deduction.)

(b)	If the US holder does not hold the shares as part of a trade or business conducted through a permanent establishment in Australia, then any gain made on the disposal of the shares may not be taxable in Australia. However, if the gain is made on the disposal of shares in a company the assets of which consist wholly or principally of real property situated in Australia, such a gain may be taxable in Australia.

Any taxable gain would be fully taxable. That is, there is no concession to reduce the gain for inflation or apply a discount to reduce the gain.

Even if the gain is on revenue account, it remains necessary to apply the capital gains tax rules described above. However, if a gain is taxable, any capital gain on the sale generally should be reduced to nil under specific anti-duplication rules.

When enacted, the third element of the Investment Manager Regime may impact US holders who hold their shares through a collective investment vehicle.

Australian Goods and Services tax (GST) and Australian Stamp Duty

There should be no Australian stamp duty, GST or transfer taxes on the sale, disposal or exchange of shares by a US holder.

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

Refer to Note 3 of the consolidated financial statements included in Item 18 of this annual report for detailed information on our financial risk management.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

BNY Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS program, including, but not limited to, investor relations expenses, the annual stock exchange listing fees or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not necessarily tied to the amount of fees the depositary collects from investors. During fiscal 2013, US$59,567 of depositary reimbursements were made to us.

The fees and charges payable by holders of our ADSs include the following:

•	a fee not in excess of US$5 per 100 ADSs for the execution and delivery of receipts and the surrender of receipts;

•	a fee not in excess of US$0.01 per ADS for each cash distribution pursuant to the deposit agreement; and

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chairman of the Board and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2013. Based on this evaluation, our Chairman of the Board and Group Chief Financial Officer concluded that due to the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of June 30, 2013.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chairman of the Board and Group Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

Notwithstanding the existence of the material weaknesses in our disclosure controls and procedures described below, we believe that the consolidated financial statements and related disclosures in this Form 20-F fairly present, in all material respects, our consolidated financial condition, consolidated results of its operations, and consolidated cash flows as of, and for, the historical periods presented in this Form 20-F.

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

Under the supervision of and with the participation of management, including our Chairman of the Board and Group Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that, due to the two material weaknesses described below, our internal control over financial reporting was not effective as of June 30, 2013.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis.

The specific material weaknesses identified by our management were that we did not maintain effective period end controls over our (i) inventory valuation in the UK relating exclusively to components of the recycling solutions product group and (ii) review of manual journal entries across multiple business units.

As reported in our Form 20-F/A for the year ended June 30, 2012, we did not maintain effective period end controls and segregation of duties over our physical inventory validation and reconciliation processes in our UK operations. These material weaknesses were remediated in fiscal 2013 by ensuring proper segregation of duties as it related to the physical inventory observation process, the recording of inventory adjustments and the approval of inventory valuations. In addition, the process over physical inventory validation was strengthened by ensuring that all physical counts were reconciled to yard maps and the perpetual inventory records. Independent observations are also being accomplished. Controls over balance sheet reconciliations were significantly strengthened, especially around inventory reconciliations.

Further, management structured an analysis over the net realizable value (NRV) of inventory as the failure to historically perform an adequate NRV analysis contributed to the previously identified inventory valuation material weakness. While the control was operating as designed at year end, sufficient time had not elapsed to consider the material weakness remediated. Management will continue to perform the NRV analysis as required to remediate the UK inventory valuation material weakness.

In fiscal 2013, management determined that we did not maintain effective controls over the recording of journal entries, both recurring and non-recurring, across multiple business units. Specifically, effective controls were not in place to ensure that journal entries were reviewed and approved to ensure the validity, accuracy and completeness of the journal entries. In addition, there were instances where primary reviewers of journal entries had system access to create or modify journal entries. Also, in one of our business units, the journal entry report reviewed by management did not contain a complete listing of all journal entries. This material weakness was identified by management and our independent registered public accounting firm during the fiscal 2013 year-end reporting process.

Management intends to remediate this material weakness in fiscal 2014 by ensuring journal entries are properly reviewed and that segregation of duties exists with respect to the creating, posting and review of journal entries. In addition, controls over our ERP systems will be enhanced to ensure reports that are utilized by management include all relevant data.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of June 30, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein on page F-1.

D. Changes in Internal Control over Financial Reporting

Other than the changes described in Item 15.B. above, there was no change in internal control over financial reporting during the year ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board has determined that each of Robert J. Bass, Geoffrey N. Brunsdon, John T. DiLacqua and Gerald E. Morris is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent”, as that term is defined in Rule 10A-3 under the Exchange Act.

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

Anti-corruption Code

In addition to the Code of Conduct, we have adopted an Anti-corruption Code which is applicable to directors and all of our employees, among others, and was developed to aid our employees, agents, contractors, consultants and partners in complying with applicable anti-corruption laws and policies. Among other matters, the Anti-corruption Code describes our policy regarding conflicts of interests, gifts and hospitality, relationships with governments and political contributions. The Anti-corruption Code is available on our website, at www.simsmm.com, under Investors/Corporate Governance.

Dealing in Sims Metal Management Limited Securities

Directors and all of our employees are bound by our policy on dealing in our securities. Under the policy, directors, senior executives and other designated persons only may buy or sell our securities during the period from 24 hours to 28 days after the release of our yearly or half-yearly results announcements, the filing of our Annual Report on Form 20-F with the SEC, during such period following the conclusion of the annual general meeting, during the currency of any capital raising prospectus issued by us or a takeover bid for us, or otherwise in accordance with a properly qualified sale plan that is validly established under Rule 10b5-1 of the Exchange Act. Our policy titled “Dealing in Sims Metal Management Limited Securities” is available on our website, at www.simsmm.com, under Investors/Corporate Governance.

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

The remuneration of PricewaterhouseCoopers, for the last two fiscal years, is set forth below:

	Fiscal years ending June 30,
in A$’000	2013	2012
Audit fees[1]	5,504	5,150
Audit-related fees	—	170
Tax fees	32	26
All other fees	—	2

Total	5,536	5,348

[1]	Audit fees in fiscal 2013 include A$500,000 for services in connection with the restatement of financial statements for fiscal 2010, fiscal 2011 and fiscal 2012.

Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent registered public accounting firm to render non-audit services is under the purview of the RAC. Accordingly, the RAC has established pre-approval procedures to control the provision of all audit and non-audit services by our independent registered public accounting firm (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent registered public accounting firm to provide audit and non-audit services, including tax-related services, must be pre-approved by the RAC, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the RAC of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. All non-audit services provided by our independent registered public accounting firm in fiscal 2013 were approved in accordance with the Pre-Approval Policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share in A$		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1 — July 31, 2012	—	—		—	17,564,222
August 1 — August 31, 2012	250,000	9.23		250,000	17,314,222
September 1 — September 30, 2012	498,631	9.39		498,631	16,815,591
October 1 — October 23, 2012	163,370	9.90		163,370	—

Total	912,001	9.43	[2]	912,001

[1]

On October 7, 2011, we announced an on-market share buy-back program, which allowed the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on October 24, 2011 and was completed on October 23, 2012.

[2]	Purchase price reflects the weighted-average price paid per share in A$ during fiscal 2013.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following consolidated financial statements are filed as part of this annual report:

Consolidated Financial Statements — Sims Metal Management Limited

Item 19. Exhibits

Exhibit Index

Exhibit Number	Description
1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 on Form 20-F filed on December 6, 2010).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as the depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 on Form F-4/A filed on February 8, 2008).

2.2	Top-Up Deed, dated April 2, 2007, by and between the Registrant and Votraint No. 1652 Pty Limited (Mitsui) (incorporated by reference to Exhibit 4.2 on Form F-4 filed on November 28, 2007).

2.3	Amendment Deed, dated November 27, 2007, by and between the Registrant and Mitsui Raw Materials Development Pty Limited (incorporated by reference to Exhibit 4.3 on Form F-4 filed on November 28, 2007).

4.1	Rules of the Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.1 on Form F-4 filed on November 28, 2007).

4.2	Long Term Incentive Plan Rules, as amended October 23, 2008 (incorporated by reference to Exhibit 4.5 on Form S-8 filed on January 23, 2009).

4.3	Sims Group Limited Transition Incentive Stock Plan (incorporated by reference to Exhibit 10.1 on Form S-8 filed on March 14, 2008).

4.4	Employment Agreement, dated January 8, 2007, by and between the Registrant and Graham Davy (incorporated by reference to Exhibit 10.9 on Form F-4 filed on November 28, 2007).

4.5	Employment Agreement, dated January 8, 2007, by and between the Registrant and Darron McGree (incorporated by reference to Exhibit 10.11 on Form F-4 filed on November 28, 2007).

4.6	Letter Agreement, dated September 24, 2007, by and between the Registrant and Robert C. Larry (incorporated by reference to Exhibit 10.12 on Form F-4 filed on November 28, 2007).

4.7	Letter Agreement, dated September 24, 2007, by and between the Registrant and Daniel W. Dienst (incorporated by reference to Exhibit 10.13 on Form F-4 filed on November 28, 2007).

4.8•	Consulting Agreement, dated as of June 6, 2013, by and between the Registrant and Daniel W. Dienst.

4.9•	Second Amended and Restated Credit Agreement, dated as of June 23, 2011, by and among Sims Group USA Holdings Corporation, certain of its affiliates as Borrowers, and Bank of America, N.A. as Lender (“BofA”) (incorporated by reference to Exhibit 4.10 on Form 20-F filed on October 14, 2011).

4.10	Letter from BofA to Sims Metal Management Limited, dated June 23, 2011, regarding application of clause 7.17 of the Common Terms Deed 2011 (incorporated by reference to Exhibit 4.11 on Form 20-F filed on October 14, 2011).

4.11•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower, each company listed in Schedule 2 thereto as a guarantor, and each financial institution listed in Schedule 3 as the lenders (which are HSBC Bank Australia Limited, HSBC Bank plc, HSBC Bank USA, National Association and The Hongkong and Shanghai Banking Corporation Limited (together “HSBC”)). Attached thereto as Schedule 4 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.12 on Form 20-F filed on October 14, 2011).

4.12•	Amendment and Restatement Deed, dated June 23, 2011, by and among each company listed in Schedule 1 thereto as a borrower and Commonwealth Bank of Australia (“CBA”). Attached thereto as Schedule 2 is the Amended and Restated Form of Facility Agreement (incorporated by reference to Exhibit 4.13 on Form 20-F filed on October 14, 2011).

4.13	Group Limit Facility dated November 2, 2009 between, amongst others, CBA and Sims Metal Management Limited (incorporated by reference to Exhibit 4.15 on Form 20-F/A filed on April 14, 2010).

4.14•	Amendment and Restatement Deed, dated June 23, 2011, by and among Westpac Banking Corporation (“WBC” and together with BofA, HSBC and CBA, the “Banks”), Sims Metal Management Limited and the companies listed in Schedule 1 thereto as borrowers. Attached thereto as an Annexure is the Amended and Restated Facility Agreement (incorporated by reference to Exhibit 4.16 on Form 20-F filed on October 14, 2011).

4.15	Common Terms Deed, dated June 23, 2011, between Sims Metal Management Limited, each party listed in Part 1 of Schedule 1 thereto as Original Borrowers, each party listed in Part 2 of Schedule 1 thereto as an Original Guarantor, and each party listed in Part 3 of Schedule 1 thereto as an Original Lender (which are each of the Banks) (incorporated by reference to Exhibit 4.17 on Form 20-F filed on October 14, 2011).

4.16•	Renewal Notice, dated June 19, 2012, from BofA and agreed and acknowledged by the Company on behalf of the Company and the borrowers (incorporated by reference to Exhibit 4.16 on Form 20-F filed on October 12, 2012).

4.17•	Renewal Notice, dated June 22, 2012, from the CBA as lender and agreed and acknowledged by the Company on behalf of the borrowers (incorporated by reference to Exhibit 4.17 on Form 20-F filed on October 12, 2012).

4.18•	Fee Letter, dated June 22, 2012, from each of HSBC and agreed by the Company (incorporated by reference to Exhibit 4.18 on Form 20-F filed on October 12, 2012).

4.19•	Renewal Notice, dated June 18, 2012, from WBC and agreed and acknowledged by the Company for itself and on behalf of the other borrowers (incorporated by reference to Exhibit 4.19 on Form 20-F filed on October 12, 2012).

4.20	Deed of Amendment, dated September 21, 2011, by and among the Company and each of the Banks and National Australia Bank Limited (incorporated by reference to Exhibit 4.20 on Form 20-F filed on October 12, 2012).

4.21	March 2012 Deed of Amendment, dated March 6, 2012, by and between the Company and CBA (incorporated by reference to Exhibit 4.21 on Form 20-F filed on October 12, 2012).

4.22•	Deed of Amendment, dated December 21, 2012, by and among the Company and HSBC.

4.23•	Deed of Amendment and Waiver, dated June 28, 2013, by and among the Company and each of the Banks.

8.1	List of subsidiaries.

12.1	Certification of Chairman pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Group Chief Financial Officer pursuant to Rule 13 (a) — 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Chairman and Group Chief Financial Officer pursuant to Rule 13(a) — 14 (b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to Sims Metal Management Limited and effectiveness of internal control over financial reporting of Sims Metal Management Limited by reference in registration statements on Form S-8.

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

Date: October 16, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders for Sims Metal Management Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Sims Metals Management Limited and its subsidiaries at 30 June 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting related to inventory valuation in the United Kingdom and review of manual journal entries existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 30 June 2013 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

August 23, 2013

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Sims Metal Management Limited

Consolidated Income Statements

For the year ended 30 June 2013

	Note	2013 A$m	2012 A$m	2011 A$m
Revenue	7	7,203.1	9,042.3	8,852.9

Other income	8	52.6	91.2	42.5
Raw materials used and changes in inventories		(5,452.2)	(7,065.5)	(6,699.8)
Freight expense		(560.3)	(687.0)	(715.1)
Employee benefits expense		(535.2)	(562.4)	(453.8)
Depreciation and amortisation expense	8	(123.5)	(129.9)	(130.6)
Repairs and maintenance expense		(105.8)	(127.2)	(123.5)
Other expenses		(608.7)	(497.5)	(504.4)
Impairment of goodwill and other intangibles	8	(304.4)	(618.1)	-
Finance costs	8	(24.9)	(24.9)	(27.1)
Impairment of goodwill in jointly controlled entity	30	-	(57.5)	-
Share of results of investments accounted for using the equity method	30	(27.7)	(8.0)	28.1

(Loss)/profit before income tax		(487.0)	(644.5)	269.2

Income tax benefit/(expense)	9	20.9	22.0	(81.9)

(Loss)/profit for the year		(466.1)	(622.5)	187.3

		A¢	A¢	A¢
(Loss)/earnings per share:
Basic	5	(228.1)	(302.4)	91.5
Diluted	5	(228.1)	(302.4)	90.9

The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Comprehensive Income

For the year ended 30 June 2013

	Note	2013 A$m	2012 A$m	2011 A$m
(Loss)/profit for the year		(466.1)	(622.5)	187.3

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets,net of tax	21	-	-	0.8
Changes in the fair value of cash flow hedges, net of tax	21	(3.8)	1.2	0.5
Foreign exchange translation differences, net of tax	21	121.7	87.2	(522.9)
Share of other comprehensive income of associates, net of tax	30	0.6	(0.4)	-

Items that will not be reclassified to profit or loss
Net actuarial gain/(loss) on defined benefit plans, net of tax	19(e)	5.1	(11.3)	2.8

Other comprehensive income/(loss) for the year, net of tax		123.6	76.7	(518.8)

Total comprehensive loss for the year		(342.5)	(545.8)	(331.5)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Financial Position

As at 30 June 2013

	Note	2013 A$m	2012 A$m
ASSETS
Current assets
Cash and cash equivalents	33	46.9	51.4
Trade and other receivables	10	455.4	518.8
Inventory	11	574.9	829.5
Other financial assets	12	29.1	29.4
Assets classified as held for sale	2	53.1	-

Total current assets		1,159.4	1,429.1

Non-current assets
Investments accounted for using the equity method	30	330.0	351.1
Other financial assets	12	47.9	49.4
Property, plant and equipment	13	992.2	977.1
Retirement benefit assets	19	0.4	-
Deferred tax assets	9	123.0	129.4
Goodwill	14	166.5	446.3
Other intangible assets	15	97.4	126.6

Total non-current assets		1,757.4	2,079.9

Total assets		2,916.8	3,509.0

LIABILITIES
Current liabilities
Trade and other payables	16	585.2	672.1
Borrowings	17	11.6	13.7
Other financial liabilities	12	6.3	2.1
Current tax liabilities		13.2	15.7
Provisions	18	38.5	30.6
Liabilities associated with assets held for sale	2	16.6	-

Total current liabilities		671.4	734.2

Non-current liabilities
Payables		8.3	8.0
Borrowings	17	189.1	329.9
Deferred tax liabilities	9	73.8	109.1
Provisions	18	40.5	29.5
Retirement benefit obligations	19	4.9	14.6

Total non-current liabilities		316.6	491.1

Total liabilities		988.0	1,225.3

Net assets		1,928.8	2,283.7

EQUITY
Contributed equity	20	2,795.7	2,804.3
Reserves	21	(197.8)	(332.9)
Retained (deficit)/earnings	21	(669.1)	(187.7)

Total equity		1,928.8	2,283.7

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Changes in Equity

For the year ended 30 June 2013

	Note	Contrib- uted equity A$m	Reserves A$m	Retained earnings/ (deficit) A$m	Total equity A$m
Balance at 1 July 2010		2,795.2	58.2	420.2	3,273.6

Profit for the year		-	-	187.3	187.3
Other comprehensive income		-	(521.6)	2.8	(518.8)

Total comprehensive loss for the year		-	(521.6)	190.1	(331.5)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	22	-	-	(71.5)	(71.5)
Share-based payments		3.6	18.2	-	21.8
Dividend reinvestment plan	22	19.1	-	-	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(445.2)	538.8	2,911.5

Loss for the year		-	-	(622.5)	(622.5)
Other comprehensive income		-	88.0	(11.3)	76.7

Total comprehensive loss for the year		-	88.0	(633.8)	(545.8)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	22	-	-	(92.7)	(92.7)
Share-based payments		1.5	24.3	-	25.8
Buy-back of ordinary shares	20	(38.5)	-	-	(38.5)
Dividend reinvestment plan	22	23.4	-	-	23.4

		(13.6)	24.3	(92.7)	(82.0)

Balance at 30 June 2012		2,804.3	(332.9)	(187.7)	2,283.7

Loss for the year		-	-	(466.1)	(466.1)
Other comprehensive income		-	118.5	5.1	123.6

Total comprehensive loss for the year		-	118.5	(461.0)	(342.5)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	22	-	-	(20.4)	(20.4)
Share-based payments		-	16.6	-	16.6
Buy-back of ordinary shares	20	(8.6)	-	-	(8.6)

		(8.6)	16.6	(20.4)	(12.4)

Balance at 30 June 2013		2,795.7	(197.8)	(669.1)	1,928.8

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Consolidated Statements of Cash Flows

For the year ended 30 June 2013

	Note	2013 A$m	2012 A$m	2011 A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		7,441.6	9,323.9	8,776.0
Payments to suppliers and employees (inclusive of goods and services tax)		(7,131.4)	(8,959.9)	(8,564.2)
Interest received		5.0	2.6	3.2
Interest paid		(21.7)	(22.6)	(21.9)
Dividends received from associates and jointly controlled entities		11.8	5.1	15.8
Insurance recoveries		1.4	5.3	7.6
Income taxes paid		(9.4)	(64.8)	(57.9)

Net cash inflows from operating activities	33	297.3	289.6	158.6

Cash flows from investing activities
Payments for property, plant and equipment	13	(149.0)	(161.1)	(142.8)
Proceeds from sale of property, plant and equipment		4.8	6.6	3.9
Payments for acquisition of subsidiaries, net of cash acquired	28	(28.1)	(82.2)	(105.8)
Payment for an interest in an associate	30	-	(93.5)	-
Return of capital from associates and jointly controlled entities	30	-	0.3	-
Proceeds from sale of an interest in a jointly controlled entity		7.3	-	-
Proceeds from sale of business divisions	28	44.9	-	-
Proceeds from sale of jointly controlled assets	28	-	40.0	-
Loan to an associate		-	(37.8)	-
Payments for other financial assets		(1.4)	(1.5)	(28.3)
Proceeds from sale of other financial assets		1.1	0.4	54.8
Loan to third parties		(5.7)	(33.0)	(10.2)
Proceeds from repayment on third party loans		7.3	19.2	3.3

Net cash outflows from investing activities		(118.8)	(342.6)	(225.1)

Cash flows from financing activities
Proceeds from borrowings		2,488.3	2,557.3	3,177.7
Repayment of borrowings		(2,645.6)	(2,514.3)	(2,997.8)
Fees paid for loan facilities		(0.2)	(2.1)	(6.9)
Proceeds from issue of shares		-	1.5	3.6
Payments for shares bought back	20	(8.6)	(38.5)	-
Dividends paid	22	(20.4)	(69.3)	(52.4)

Net cash (outflows)/inflows from financing activities		(186.5)	(65.4)	124.2

Net (decrease)/increase in cash and cash equivalents		(8.0)	(118.4)	57.7

Cash and cash equivalents at the beginning of the financial year		51.4	165.5	132.3
Effects of exchange rate changes on cash and cash equivalents		3.5	4.3	(24.5)

Cash and cash equivalents at the end of the financial year	33	46.9	51.4	165.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 1 – Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Reporting entity

Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the year ended 30 June 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The Group is a for-profit entity for the purpose of preparing the consolidated financial statements.

(b) Basis of preparation

The consolidated financial statements are general purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, interpretations and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).

The consolidated financial statements were authorised for issue in accordance with a resolution of the Directors on 23 August 2013.

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

The Group reclassified contract labour and redundancy costs of A$78.5 million and A$44.0 million, which were included within other expenses for the years ended 30 June 2012 and 30 June 2011, respectively, to employee benefits expense.

Rounding of amounts

The Company is of a kind referred to in the Australian Securities and Investments Commission (“ASIC”) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the consolidated financial statements have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

(c) Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 1 – Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations

The Group has adopted AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (Revised IAS 1). The adoption of the new standard has not resulted in any changes to the Group’s accounting policies and has no effect on the amounts reported for the current or prior years. However, the application of AASB 2011-9 (Revised IAS 1) has resulted in changes to the Group’s presentation of the statement of comprehensive income.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on or after 1 July 2013 and have not been applied in preparing these consolidated financial statements. The Group’s assessment of the impact of these new standards, amendments to standards and interpretations is set out below.

•	AASB 9 Financial Instruments (IFRS 9) and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9.

AASB 9 (IFRS 9) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Application of AASB 9 (IFRS 9) is not expected to have a significant impact on the Group’s accounting for financial assets and financial liabilities. AASB 9 (IFRS 9) is effective for annual periods beginning on or after 1 July 2015, and is available for early adoption.

•	AASB 10 Consolidated Financial Statements (IFRS 10), AASB 11 Joint Arrangements (IFRS 11), AASB 12 Disclosure of Interests in Other Entities (IFRS 12), revised AASB 127 Separate Financial Statements (revised IAS 27), AASB 128 Investments in Associates and Joint Ventures (revised IAS 28) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards.

In August 2011, the AASB and IASB issued a suite of six new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures. The standards are effective for annual periods beginning on or after 1 July 2013.

AASB 10 (IFRS 10) replaces the guidance on control and consolidation in AASB 127 (IAS 27) Consolidated and Separate Financial Statements and Interpretation 12 Consolidation – Special Purpose Entities. AASB 10 (IFRS 10) includes a new definition of control that focusses on the need to have both power and rights or exposure to variable returns. A review of all entities in the Group which are less than 100% owned has been completed to assess the impact of AASB 10 (IFRS 10). The review determined that AASB 10 (IFRS 10) is not expected to have a significant impact on the composition of investments currently consolidated into the Group’s results.

AASB 11(IFRS 11) replaces AASB 131 (IAS 31) Interests in Joint Ventures and uses the definition of control in AASB 10 (IFRS 10) to introduce a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. The joint arrangement will be classified as either a joint operation or a joint venture. Parties to a joint operation recognise their share of assets, liabilities, income and expenses in relation to their interest in a joint operation. Joint venturers will be required to apply the equity method of accounting for their investment in a joint venture. A review of the Group’s joint arrangements determined that AASB 11 (IFRS 11) is not expected to have a significant impact on the Group’s consolidated financial statements.

AASB 12 (IFRS 12) sets out the required disclosures for entities reporting under the two new standards, AASB 10 (IFRS 10) and AASB 11 (IFRS 11), and replaces the disclosure requirements currently found in AASB 127 (IAS 27) and AASB 128 (IAS 28). Application of this standard by the Group will not affect any of the amounts recognised in the consolidated financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 1 – Summary of significant accounting policies (continued)

(d) New accounting standards and interpretations (continued)

Amendments to AASB 128 (IAS 28) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The Group is still assessing the impact of these amendments.

•	AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13.

AASB 13 (IFRS 13) was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the consolidated financial statements. The standard is effective for annual periods after 1 July 2013.

•	Revised AASB 119 (revised IAS 19) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119.

In September 2011, the AASB and IASB released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called “corridor” method), the immediate recognition of all past service cost in profit or loss and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss. The revised standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. The amendments will have to be implemented retrospectively.

Had the Group adopted the new rules in the current reporting period, profit or loss for the current period would have been approximately A$1.1 million lower net of tax, other comprehensive income approximately A$1.1 million higher net of tax and total comprehensive income for the period unchanged. The Group expects a similar impact on profit or loss and other comprehensive income in the 2014 financial year. In the statement of financial position as at 30 June 2013, retirement benefit obligations, deferred tax assets and retained earnings including accumulated other comprehensive income would have been unchanged.

•	AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements.

AASB 2011-4 removes the individual key management personnel disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. These amendments will be effective as of 1 July 2013 and cannot be adopted early.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

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

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting. This involves recording the investment initially at cost, which therefore includes any goodwill and other intangibles on acquisition. The cost of the investment includes transaction costs. Impairment losses on the equity value of associates are reported under share of results of investments accounted for using the equity method.

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

(l) Segment information

Operating segments are reported in a manner consistent with the internal reporting that was provided to the Group Chief Executive Officer (“CEO”), who was the chief operating decision maker. The Group CEO retired on 30 June 2013. Details on the Group’s segments are set out in Note 6.

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of an asset classified as held for sale and the liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 12. Movements in the hedging reserve in equity are shown in Note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

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

For the year ended 30 June 2013

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

(iii) Supplier relationships and contracts

Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 10 years.

(iv) Permits

Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close, relocate or sold are written-off to nil at the time the facility is closed, relocated or sold.

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

For the year ended 30 June 2013

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

For the year ended 30 June 2013

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

The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currencies that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 19.

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

(v) Share-based payments

Share-based compensation benefits are provided to certain employees via the schemes set out in Note 25. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value of the amount payable is recognised as an employee benefit expense with a corresponding increase to a liability. The liability is re-measured each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as an employee benefit expense in profit or loss.

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

For the year ended 30 June 2013

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

(ae) Parent entity financial information

The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 32, has been prepared on the same basis as the consolidated financial statements, except as set out below.

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

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly owned entities” financial statements.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 2 – Assets/liabilities classified as held for sale

During the year ended 30 June 2013, the Group decided to sell certain assets in the United States within the North America Segment which were determined to be non-core. As of the filing date of this report, these assets have now been sold. Impairment losses relating to property, plant and equipment and intangible assets of A$18.4 million have been recognised with respect to assets held for sale.

(a) Assets classified as held for sale

	2013 A$m	2012 A$m
Trade and other receivables	16.1	-
Inventory	25.3	-
Property, plant and equipment	11.3	-
Prepayments	0.4	-

	53.1	-

(b) Liabilities directly associated with assets classified as held for sale

	2013 A$m	2012 A$m
Trade and other payables	6.9	-
Provisions	9.7	-

	16.6	-

Note 3 – Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk, foreign exchange risk, commodity price risk and equity securities price risk), credit risk and liquidity risk. The Group’s overall financial risk management strategy seeks to mitigate these risks to minimise potential adverse effects on the financial performance of the Group.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 3 – Financial risk management (continued)

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

The Group holds the following financial instruments:

	2013 A$m	2012 A$m
Financial assets:
Cash and cash equivalents	46.9	51.4
Trade and other receivables	455.4	518.8
Other financial assets	77.0	78.8

Total financial assets	579.3	649.0

Financial liabilities:
Trade and other payables	593.5	680.1
Borrowings	200.7	343.6
Other financial liabilities	6.3	2.1

Total financial liabilities	800.5	1,025.8

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 3 – Financial risk management (continued)

(a) Market risk (continued)

(i) Interest rate risk (continued)

Specifically, interest rate risk is managed on the Group’s net debt portfolio by:

•	providing access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and
•	negotiating interest rates with the Group’s banks based on a variable pricing matrix, which generally involve a LIBOR rate plus a margin.

The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2013 was 2.8% (2012: 2.5%). If interest rates had increased by 100 basis points as at the balance date with all other variables held constant, post-tax profit for the year ended 30 June 2013 would have been A$1.5 million lower (2012: A$2.4 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.

(ii) Price risk

Commodity price risk

The Group is exposed to risks associated with fluctuations in the market price for ferrous and non-ferrous metals and precious metals, which are at times volatile. The Group seeks to mitigate commodity price risk by seeking to turn over its inventories quickly, instead of holding inventories in anticipation of higher commodity prices. The ability of the Group to accomplish an adequate level of inventory turnover can be a function of demand and market conditions which are not always steady. The Group uses forward commodity contracts matched to purchases or sales of non-ferrous metals (primarily copper, nickel and aluminum) and certain precious metals (primarily gold, silver and palladium).

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.

At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss. Note 12 shows the carrying amount of the Group’s forward commodity contracts at the end of the reporting period.

The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period being applied to outstanding forward commodity contracts, with all other variables held constant. A 10% sensitivity has been selected, as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	2013 A$m	2012 A$m
Impact on post-tax profit – higher/(lower)	(8.8)	(9.2)

A 10% depreciation of the stated commodity prices would have an equal and opposite effect.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 3 – Financial risk management (continued)

(a) Market risk (continued)

(ii) Price risk (continued)

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

(iii) Foreign exchange risk

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

In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at predetermined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies that are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions and recognised assets and liabilities for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made.

The Group’s exposure to foreign exchange risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	Net financial assets/(liabilities)
Currency:	2013 A$m	2012 A$m
US dollar	22.3	37.4
Euro	17.3	31.8
British pound	(0.2)	-

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 3 – Financial risk management (continued)

(a) Market risk (continued)

(iii) Foreign exchange risk (continued)

	US dollar		Euro		British pound
	2013 A$m	2012 A$m	2013 A$m	2012 A$m	2013 A$m	2012 A$m
Impact on post-tax profit – higher/(lower)	(1.0)	1.0	0.5	0.8	-	-
Impact on equity	20.2	14.7	(0.5)	(0.7)	10.0	9.3

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

The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across various metal producing sectors in international markets. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. For certain customers, the Group purchases credit insurance to protect itself against collection risks.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 3 – Financial risk management (continued)

(c) Liquidity risk

Liquidity risk is associated with ensuring that there is sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities to meet the Group’s obligations as they mature and the ability to close out market positions.

The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.

The Group has access to unsecured global multi-currency/multi-option loan facilities all of which are subject to common terms. The loan facilities have maturities through 31 October 2015. The Group also has annual rights to extend the maturity by an additional year in certain circumstances. The Group had access to the following credit standby arrangements at the balance date. The amount of credit available is subject to limits from covenants as specified in the loan facilities.

	2013 A$m	2012 A$m
Unsecured global multi-currency/multi-option loan facilities	1,396.7	1,451.6
Amount of credit unused	1,177.4	1,098.0

The contractual cash flows of the Group’s financial liabilities are shown in the table below. The contractual amounts represent the future undiscounted cash flows. The amounts for interest bearing liabilities also include interest cash flows and, therefore, do not equate to the carrying amount. The expected timing of cash outflows are set out below.

	2013 A$m			2012 A$m
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
Non-derivatives:
Trade and other payables	585.2	-	-	672.1	-	-
Payables – non-current	-	2.3	6.0	-	2.9	5.1
Borrowings (including interest payments)	30.7	19.1	195.5	18.3	18.2	349.7

	615.9	21.4	201.5	690.4	21.1	354.8
Financial guarantees[1]	61.9	-	-	41.6	-	-

	677.8	21.4	201.5	732.0	21.1	354.8

Derivatives:
Net settled (forward commodity contracts)	0.8	-	-	1.4	-	-
Gross settled (forward foreign exchange contracts):
- (inflow)	(224.4)	-	-	(149.3)	-	-
- outflow	229.9	-	-	150.0	-	-

	6.3	-	-	2.1	-	-

1 Refer to Note 23(a) for details on financial guarantees. The amounts disclosed above are the maximum amounts allocated to the earliest period in which the guarantee could be called. However, the Group considers that it is more likely than not that such an amount will not be payable under the arrangement.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 4 – Critical accounting estimates and judgements

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

Impairment of goodwill

Goodwill is tested for impairment in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amount of each CGU is determined based on the higher of its value-in-use or fair value less costs to sell. These calculations require the use of assumptions such as discount rates, exchange rates, growth rates, and other assumptions. As at 30 June 2013, the carrying amount of goodwill was A$166.5 million. Refer to Note 14 for details of these assumptions and the potential impact of changes to the assumptions.

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

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods. For more information see Note 9.

Valuation of inventories

The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined using various estimation techniques, including observation, weighing and other industry methods and are subject to periodic physical verification.

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Cost is determined by the weighted average method and comprises direct purchase costs, direct labour and an appropriate portion of fixed and variable overhead costs (refer to Note 1(p)). The Group reviews its inventory at the end of each reporting period to determine if it is properly stated at net realisable value. Net realisable value is based on current assessments of future demand and market conditions. The amount of write-downs of inventories to net realisable value is disclosed in Note 8. Given the significance of inventories to the consolidated statement of financial position, the determination of net realisable value is considered to be a critical accounting estimate. Impairment losses may be recognised on inventory in the next financial year if management needs to revise its estimates of net realisable value in response to changing market conditions.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 5 – Earnings per share

	2013	2012	2011
(Loss)/earnings per share (in cents)
Basic	(228.1)	(302.4)	91.5
Diluted	(228.1)	(302.4)	90.9

Weighted average number of shares used in the denominator (’000)
Basic shares	204,391	205,828	204,630
Dilutive effect of share-based awards	-	-	1,330

Diluted shares	204,391	205,828	205,960

Due to the loss after tax in the years ended 30 June 2013 and 2012, the dilutive effect of share-based awards, which was approximately 2.8 million and 2.0 million shares, respectively, was not included as the result would have been anti-dilutive. For the year ended 30 June 2011, share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. Details relating to share awards are set out in Note 25.

Note 6 – Segment information

(a) Description of segments

The Group is principally organised geographically and then by line of business. While the CEO has historically evaluated results in a number of different ways, the geographical area of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:

•	North America - comprising the United States of America and Canada.
•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong, Dubai and South Africa.
•	Europe - comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

The Group reports revenues by the following product groups:

•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.
•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
•	Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials, including refrigerators, electrical and electronic equipment.
•	Secondary processing and other services - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other sources of service based revenue.

(b) Information about reportable segments

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2012.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 6 – Segment information (continued)

(b) Information about reportable segments (continued)

	North America A$m	Austral- asia A$m	Europe A$m	A$m
2013
Total sales revenue	4,534.6	1,083.1	1,575.3	7,193.0
Other revenue/income	1.2	8.0	0.9	10.1

Total segment revenue	4,535.8	1,091.1	1,576.2	7,203.1

Segment EBIT	(328.8)	10.0	(150.6)	(469.4)

Interest income				7.3
Finance costs				(24.9)

Loss before income tax				(487.0)

Segment total assets	1,660.0	671.4	585.4	2,916.8
Segment total liabilities	477.7	164.8	345.5	988.0

Net assets	1,182.3	506.6	239.9	1,928.8

Other items:
Depreciation and amortisation expense	68.1	26.0	29.4	123.5
Share of results of investments accounted for using the equity method	(0.4)	(27.3)	-	(27.7)
Investments accounted for using the equity method	233.1	96.9	-	330.0
Acquisitions of property, plant and equipment	79.2	50.2	19.6	149.0
Impairment charge:
Goodwill	292.2	-	-	292.2
Other intangible assets	8.5	-	3.7	12.2
Property, plant and equipment	17.1	-	44.1	61.2

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 6 – Segment information (continued)

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 6 – Segment information (continued)

(c) Other segment information

(i) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

(ii) Sales to external customers

	2013 A$m	2012 A$m	2011 A$m
Australia	323.7	339.9	518.4
China	942.8	1,844.6	1,373.3
USA	1,499.9	1,925.3	1,739.6
Turkey	1,276.8	1,643.9	1,452.3
South Korea	235.7	432.7	525.7
Other	2,914.1	2,849.3	3,237.5

	7,193.0	9,035.7	8,846.8

No single customer contributed 10% or more to the Group revenue for all the periods presented.

(iii) Revenue by product

	2013 A$m	2012 A$m	2011 A$m
Ferrous secondary recycling	4,817.0	6,258.6	6,143.6
Non-ferrous secondary recycling	1,353.0	1,656.5	1,724.0
Recycling solutions	968.8	1,011.8	786.4
Secondary processing and other services	54.2	108.8	192.8

	7,193.0	9,035.7	8,846.8

(iv) Non-current assets

Non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2013 A$m	2012 A$m
Australia	275.4	244.4
USA	964.3	1,247.5
United Kingdom	130.0	172.3
Other	216.8	236.9

	1,586.5	1,901.1

Note 7 – Revenue

	2013 A$m	2012 A$m	2011 A$m
Sales revenue
Sale of goods	7,112.4	8,965.9	8,789.0
Service revenue	80.6	69.8	57.8

	7,193.0	9,035.7	8,846.8

Other revenue
Interest income	7.3	3.7	3.2
Rental income	2.8	2.9	2.9

	10.1	6.6	6.1

	7,203.1	9,042.3	8,852.9

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 8 – Other income and expenses

(a) Other income

	2013 A$m	2012 A$m	2011 A$m
Net gain on commodity derivatives	31.2	34.0	-
Net gain on currency derivatives	6.1	4.1	-
Gain on sale of jointly controlled assets[1]	-	35.7	-
Commercial settlements	3.3	1.4	15.4
Gain on sale of other financial assets	-	-	11.0
Insurance recoveries	1.4	5.3	7.6
Net gain on revaluation of financial assets at fair value through profit or loss	-	-	0.6
Government grants	0.7	0.5	0.7
Net foreign exchange gain	-	-	1.0
Net gain on disposal of property, plant and equipment	-	2.8	1.3
Reimbursement of expenses from a third party	2.7	-	-
Third party commissions	3.2	4.2	3.5
Other	4.0	3.2	1.4

	52.6	91.2	42.5

[1]	Represents the gain from the sale of the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys (see Note 28).

(b) Specific expenses recognised in (loss)/profit before income tax

	2013 A$m	2012 A$m	2011 A$m
Depreciation and amortisation:
Depreciation expense	101.1	103.1	102.2
Amortisation expense	22.4	26.8	28.4

	123.5	129.9	130.6

Finance costs[1]	24.9	24.9	27.1
Net foreign exchange loss	6.2	2.5	-
Net loss on revaluation of financial assets at fair value through profit or loss[2]	6.1	2.0	-
Equity-settled share-based payments expense[3]	16.1	24.3	15.7
Cash-settled share-based payments expense	0.4	-	0.4
Defined contribution superannuation expense	11.2	10.8	10.2
Rental expenses relating to operating leases	90.2	79.5	63.3
Net loss on disposal of property, plant and equipment	0.6	-	-
Net loss on commodity derivatives	-	-	30.9
Net loss on currency derivatives	-	-	0.6

[1]	Finance costs include commitment fees paid on the Group’s loan facilities of A$7.6 million (2012: A$7.0 million; 2011: A$11.4 million).
[2]	Primarily represents losses from the revaluation of derivatives acquired in connection with the Group’s investment in Chiho-Tiande Group (see Note 12).
[3]	2013 amount includes the acceleration of A$3.4 million of expense as a result of the good leaver provision for the former CEO who retired on 30 June 2013. 2012 amount includes A$7.9 million of expense associated with the final settlement of a business arrangement.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 8 – Other income and expenses (continued)

(c) (Loss)/profit before income tax includes the following expenses, which are disclosed due to their size or nature

	2013 A$m	2012 A$m	2011 A$m
Impairment losses/(reversals):
Impairment of goodwill (Note 14)	292.2	617.3	-
Impairment of other intangible assets (Note 15)	12.2	0.8	-

	304.4	618.1	-

Impairment of goodwill in jointly controlled entity (Note 30)	-	57.5	-
Impairment of investment in an associate (Note 30)	14.9	-	-
Impairment of trade receivables[1]	2.4	5.1	0.3
Impairment of third party loans (Note 12)	4.8	-	-
Impairment of property, plant and equipment[2] (Note 13)	61.2	0.4	-

Net loss on sale of business divisions (Note 28)	10.1	-	-
Loss on sale of ownership interest in a jointly controlled entity (Note 30)	0.3	-	-
Loss on sale of jointly controlled assets[3]	1.3	-	-
Write-down of inventory to net realisable value	6.0	21.3	2.0
United Kingdom inventory write-down	63.9	48.0	6.6
Redundancies	7.3	9.9	1.6
Natural disaster related expenses[4]	5.7	2.6	6.9
Transaction costs related to business combinations	0.7	2.5	3.1
Professional fees associated with various matters[5]	2.4	-	-
Provision recorded for disputes with third parties (Note 23)	4.7	12.8	-
Lease settlements and onerous lease provisions[6]	13.1	-	-
Yard closure costs and dilapidation provisions	8.5	-	-
Withdrawal liability related to multi-employer pension plans	-	3.0	-

[1]	2013 amount includes A$1.1 million provision related to a receivable that was partially impaired as a result of a customer bankruptcy (2012: A$4.4 million).
[2]	2013 amount is comprised of impairments of A$45.8 million related to excess or under-utilised processing equipment and A$15.4 million related to assets held for sale. 2012 amount was comprised of impairments of A$3.4 million related to excess or under-utilised processing equipment offset by the reversal of a previously recognised impairment of A$3.0 million on land.
[3]	Amount represents the loss on the sale of additional assets related to the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australia Refined Alloys.
[4]	2013 amount represents costs associated with Superstorm Sandy in the United States. 2012 and 2011 amounts primarily represents costs associated with the floods in Queensland, Australia. These costs were reimbursed by the Group’s insurance carrier and the reimbursement is included in the “insurance recoveries” line in other income above.
[5]	Amounts include professional fees incurred in connection with the United Kingdom investigation conducted by the Special Committee of the Board, legal fees associated with business disposals and costs incurred to-date related to the search for a new Group Chief Executive Officer.
[6]	Amounts include settlements for real estate leases which were terminated early and onerous lease provisions for under-utilised sites.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 9 – Income taxes

	2013 A$m	2012 A$m	2011 A$m
(a) Income tax (benefit)/expense

Current income tax charge	21.2	33.3	71.5
Adjustments for prior years	(1.7)	(6.6)	2.4
Deferred income tax	(40.4)	(48.7)	8.0

Income tax (benefit)/expense	(20.9)	(22.0)	81.9

Deferred income tax expense included in income tax expense comprises:
Decrease/(increase) in deferred tax assets	1.6	(27.3)	(6.5)

(Decrease)/increase in deferred tax liabilities	(42.0)	(21.4)	14.5

	(40.4)	(48.7)	8.0

(b) Reconciliation of income tax (benefit)/expense to prima facie tax payable

(Loss)/profit before income tax	(487.0)	(644.5)	269.2

Tax at the standard Australian rate of 30%	(146.1)	(193.4)	80.8
Non-deductible impairment of goodwill and intangibles	65.8	169.5	-
Non-deductible impairment of goodwill in jointly controlled entity	-	11.9	-
Effect of unused losses and tax offsets not recognised as deferred tax assets	50.4	9.3	-
Non-deductible expenses	7.9	4.7	4.6
Effect of tax rates in other jurisdictions	(7.4)	(9.8)	(3.8)
Non-deductible impairment of investment in associate	4.5	-	-
Share-based payments	4.0	6.5	2.1
Assessable gain on disposal of business divisions	2.8	-	-
Non-assessable income	(2.4)	(2.5)	(2.0)
Equity accounted investees results reported net of tax	1.8	(1.6)	(0.9)
Adjustments for prior years	(1.7)	(6.3)	2.4
Prior year tax loss not previously recognised	(0.4)	(1.5)	(1.1)
Non-assessable gain on disposal of jointly controlled assets	-	(10.7)	-
Other	(0.1)	1.9	(0.2)

Income tax (benefit)/expense	(20.9)	(22.0)	81.9

(c) Income tax charged/(credited) directly to equity

Share-based payments	(0.5)	0.0	(3.3)
Exchange gain/(loss) on foreign denominated intercompany loans	14.6	7.0	(36.8)

	14.1	7.0	(40.1)

(d) Tax (benefit)/expense relating to items of other comprehensive income

Cash flow hedges	(1.6)	0.4	0.3
Available-for-sale financial assets	-	-	0.6
Defined benefit plans	2.5	(4.9)	1.7

	0.9	(4.5)	2.6

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 9 – Income taxes (continued)

	2013 A$m	2012 A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	19.2	20.2
Employee benefits	12.9	11.3
Inventory and consumables	6.7	7.6
Property, plant and equipment	3.1	2.4
Intangibles	18.1	-
Jointly controlled entities and associates	1.0	4.1
Tax loss carryforwards	18.1	24.2
Share-based payments	5.9	6.0
Other	7.1	5.0

	92.1	80.8

(amounts recognised directly in equity)
Share-based payments	1.3	0.8
Defined benefit plans	3.3	8.0
Share placement costs	0.4	0.5
Cash flow hedge	1.2	-
Exchange loss on foreign denominated intercompany loans	24.7	39.3

	30.9	48.6

Movements
Balance at 1 July	129.4	99.4
Charged to income statement	(1.6)	27.3
Adjustments for prior years	3.0	(6.1)
Transfers from/(to) deferred tax liabilities	-	7.5
Acquisitions	-	2.7
Charged directly to equity and other comprehensive income	(15.4)	(3.6)
Foreign exchange differences	7.6	2.2

Balance at 30 June	123.0	129.4

Deferred tax assets expected to be recovered within 12 months	47.7	43.5
Deferred tax assets expected to be recovered after 12 months	75.3	85.9

	123.0	129.4

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangible assets	4.1	26.3
Property, plant and equipment	60.9	73.4
Inventory and consumables	3.4	3.3
Jointly controlled entities and associates	0.7	1.3
Employee benefits	2.2	-
Other	2.5	4.4

	73.8	108.7

(amounts recognised directly in equity)
Cash flow hedges	-	0.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 9 – Income taxes (continued)

(e) Deferred tax assets and liabilities (continued)

	2013 A$m	2012 A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	109.1	119.6
Charged to income statement	(42.0)	(21.4)
Adjustments for prior years	1.0	(4.2)
Transfers to/(from) deferred tax assets	-	7.5
Charged directly to equity and other comprehensive income	(0.4)	(1.1)
Acquisitions	0.2	3.1
Foreign exchange differences	5.9	5.6

Balance at 30 June	73.8	109.1

Deferred tax liabilities expected to be settled within 12 months	8.1	4.5
Deferred tax liabilities expected to be settled after 12 months	65.7	104.6

	73.8	109.1

(f) Unrecognised deferred tax assets

Deferred tax assets totaling A$69.2 million (2012: A$18.8 million) have not been recognised as it is not probable that they will be realised.

(g) Unrecognised temporary differences associated with investments and interests

As at 30 June 2013, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.

Note 10 – Trade and other receivables

	2013 A$m	2012 A$m

Trade receivables	335.2	392.5
Provision for impairment of receivables	(10.6)	(8.3)

	324.6	384.2

Other receivables and deferred expenses	96.9	81.8
Tax receivable	14.1	28.4
Prepayments	19.8	24.4

	130.8	134.6

	455.4	518.8

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 10 – Trade and other receivables (continued)

(a) Movements in provision for impairment of receivables

	2013 A$m	2012 A$m	2011 A$m
Balance at 1 July	8.3	5.4	3.6
Provision for impairment recognised during the year	2.4	5.1	0.3
Acquisitions	-	-	2.8
Write-offs	(0.9)	(2.4)	(0.8)
Reclassified as assets held for sale	(0.1)	-	-
Foreign exchange differences	0.9	0.2	(0.5)

Balance at 30 June	10.6	8.3	5.4

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2013, receivables of A$77.6 million (2012: A$65.7 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

Days overdue:	2013 A$m	2012 A$m
1 – 30 days	63.5	50.6
31 – 60 days	7.4	4.0
Over 60 days	6.7	11.1

	77.6	65.7

(c) Other receivables and deferred expenses

Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

(d) Foreign exchange and interest rate risk

Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 3.

(e) Fair value and credit risk

Due to their short-term nature, the carrying value of current receivables approximates its fair value.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant, as is the fair value of any collateral sold or repledged. Refer to Note 3 for more information on the Group’s exposure to credit risk.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 11 – Inventory

	2013 A$m	2012 A$m
Raw materials	133.5	197.7
Stores and spare parts	33.5	36.7
Finished goods	407.9	595.1

	574.9	829.5

The cost of inventories recognised as expense during the year ended 30 June 2013 amounted to A$5,580.5 million (2012: A$7,209.2 million). Write-downs of inventories to net realisable value are disclosed in Note 8.

Note 12 – Other financial assets and liabilities

	2013 A$m	2012 A$m
Other financial assets – Current:
Financial assets at fair value through profit or loss:
Investments in marketable securities	7.1	5.5
Loans to third parties carried at amortised cost (d)	14.8	18.1
Derivative financial instruments (c):
Forward foreign exchange contracts	1.3	3.2
Forward commodity contracts	5.9	2.6

	29.1	29.4

Other financial assets – Non-current:
Loans and other receivables:
Convertible loan to an associate carried at amortised cost (a)	38.9	33.1
Loans to third parties carried at amortised cost (d)	-	2.4
Other receivables	8.6	9.7
Financial assets at fair value through profit or loss:
Embedded conversion feature of convertible loan (a)	0.4	2.7
Warrants (a)	0.0	0.5
Options (b)	0.0	1.0

	47.9	49.4

Other financial liabilities – Current:
Derivative financial instruments (c):
Forward foreign exchange contracts	5.5	0.7
Forward commodity contracts	0.8	1.4

	6.3	2.1

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

The conversion feature of the convertible loan represents an embedded derivative, which along with the warrants, are recorded as financial assets at fair value through profit or loss. The fair value of both of these financial assets at the issue date was independently calculated by a valuation firm and was recorded as a reduction to the convertible loan as follows in the year ended 30 June 2012:

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 12 – Other financial assets and liabilities (continued)

(a) Convertible loan (continued)

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

(b) Options

On 17 January 2012, the Group received options to purchase 20,837,095 shares of CTG as part of its investment in CTG (see Note 30). The options have an exercise price of HK$6.00 per share, are immediately exercisable and expire on 17 January 2015.

The options are recorded as financial assets at fair value through profit or loss. The fair value of the options at the issue date was A$1.1 million and was independently calculated by a valuation firm. Subsequent to its initial recognition, the options have been measured at fair value, with any gains or losses being recognised in profit or loss.

(c) Derivatives used by the Group

The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies, which are set out in Note 3.

(i) Forward foreign exchange contracts

In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, euros and British pounds as disclosed in Note 3.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.

(ii) Forward commodity contracts

The Group has entered into forward commodity contracts, which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to non-ferrous and precious metal prices as disclosed in Note 3.

(d) Loans to third parties carried at amortised cost

As at 30 June 2013, the Group performed an evaluation of a series of loans made to a third party and recorded an impairment charge of A$4.8 million. The Group’s assessment was based on significant financial difficulty facing the third party which has resulted in breach of the loan agreements. The Group has a security interest in the inventory of the third party and determined the impairment based on the amount of the loan that exceeded the value of the security interest. After the impairment charge, the Group has a loan balance, net of the impairment charge, from the third party of A$14.8 million which is all classified as current.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 12 – Other financial assets and liabilities (continued)

(e) Risk exposures

Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 3. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial instrument mentioned above.

(f) Fair value

The loans to third parties and the convertible loan to a listed entity, carried at amortised cost, accrue interest at a fixed rate. The fair value of these loans using current interest rates approximates their carrying value. The carrying value of other non-current receivables approximates their fair value.

Financial instruments carried at fair value are classified by valuation method using the following hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the Group’s financial instruments measured at fair value by valuation method.

2013	Level 1 A$m	Level 2 A$m	Level 3 A$m	Total A$m
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	7.1	-	-	7.1
Embedded conversion feature of convertible loan	-	-	0.4	0.4
Warrants	-	-	0.0	0.0
Options	-	-	0.0	0.0
Derivative financial instruments	5.9	1.3	-	7.2

	13.0	1.3	0.4	14.7

Financial liabilities:
Derivative financial instruments	0.8	5.5	-	6.3

	0.8	5.5	-	6.3

2012
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	5.5	-	-	5.5
Embedded conversion feature of convertible loan	-	-	2.7	2.7
Warrants	-	-	0.5	0.5
Options	-	-	1.0	1.0
Derivative financial instruments	2.6	3.2	-	5.8

	8.1	3.2	4.2	15.5

Financial liabilities:
Derivative financial instruments	1.4	0.7	-	2.1

	1.4	0.7	-	2.1

The fair value of financial instruments traded on active markets (such as publicly traded derivatives and investments in marketable securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 12 – Other financial assets and liabilities (continued)

(f) Fair value (continued)

The fair value of financial instruments that are not traded in an active market (for example, forward foreign exchange contracts) is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the fair value of financial instruments is included in level 3. This is the case for the embedded conversion feature of the convertible loan and unlisted warrants and options. The following table presents the changes in level 3 instruments for the years ended 30 June 2013 and 2012.

	Warrants A$m	Conversion feature A$m	Options A$m	Total A$m
Balance at 1 July 2011	-	-	-	-
Additions	1.0	6.1	1.1	8.2
Revaluation loss recognised in profit or loss	(0.4)	(1.5)	(0.1)	(2.0)
Equity accounting elimination (Note 30)	(0.2)	(2.3)	-	(2.5)
Foreign exchange differences	0.1	0.4	-	0.5

Balance at 30 June 2012	0.5	2.7	1.0	4.2
Revaluation loss recognised in profit or loss	(0.7)	(4.6)	(1.0)	(6.3)
Equity accounting elimination (Note 30)	0.2	2.3	-	2.5
Foreign exchange differences	0.0	0.0	0.0	0.0

Balance at 30 June 2013	0.0	0.4	0.0	0.4

During the reporting period, there were no transfers between level 1 and level 2 fair value measurements, or no transfers into or out of level 3 fair value measurements.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 13 – Property, plant and equipment

	Land A$m	Buildings A$m	Leasehold improve- ments A$m	Plant & equip- ment A$m	Capital work in progress A$m	Total A$m
At 30 June 2013
Cost	276.3	225.3	86.0	1,001.7	129.7	1,719.0
Accumulated depreciation	-	(84.8)	(40.9)	(601.1)	-	(726.8)

Net book amount	276.3	140.5	45.1	400.6	129.7	992.2

Year ended 30 June 2013
Balance at 1 July	235.5	129.7	51.7	436.6	123.6	977.1
Additions	9.4	14.9	9.3	81.9	33.5	149.0
Disposals	-	(0.1)	(0.1)	(4.3)	(2.1)	(6.6)
Transfers	20.5	3.1	0.6	7.3	(31.5)	-
Reclassifications (Note 15)	0.4	(0.2)	-	(0.7)	-	(0.5)
Reclassified as assets held for sale (Note 2)	(1.9)	(1.3)	-	(8.0)	(0.1)	(11.3)
Impairments (Note 8)	-	-	(11.9)	(49.3)	-	(61.2)
Depreciation expense	-	(12.6)	(7.5)	(81.0)	-	(101.1)
Acquisition of subsidiaries (Note 28)	0.6	0.1	0.1	6.3	-	7.1
Sale of business divisions (Note 28)	(9.8)	(2.9)	-	(16.3)	(3.8)	(32.8)
Foreign exchange differences	21.6	9.8	2.9	28.1	10.1	72.5

Balance at 30 June	276.3	140.5	45.1	400.6	129.7	992.2

At 30 June 2012
Cost	235.5	196.1	81.3	967.1	123.6	1,603.6
Accumulated depreciation	-	(66.4)	(29.6)	(530.5)	-	(626.5)

Net book amount	235.5	129.7	51.7	436.6	123.6	977.1

Year ended 30 June 2012
Balance at 1 July	211.3	118.2	47.4	414.6	74.0	865.5
Additions	5.4	10.7	5.5	73.8	65.7	161.1
Disposals	(1.4)	(1.2)	(0.3)	(2.1)	-	(5.0)
Transfers	0.1	1.7	4.3	13.1	(19.2)	-
Reclassifications (Note 14)	-	-	-	-	(0.2)	(0.2)
Impairments (Note 8)	3.0	-	-	(3.4)	-	(0.4)
Depreciation expense	-	(12.7)	(6.8)	(83.6)	-	(103.1)
Acquisition of subsidiaries	11.0	10.7	0.1	14.1	-	35.9
Sale of jointly controlled assets	(2.1)	(0.3)	-	(1.3)	(0.2)	(3.9)
Foreign exchange differences	8.2	2.6	1.5	11.4	3.5	27.2

Balance at 30 June	235.5	129.7	51.7	436.6	123.6	977.1

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 14 – Goodwill

(a) Movements in carrying amounts

	2013 A$m	2012 A$m
Cost	1,294.2	1,195.4
Accumulated impairment	(1,127.7)	(749.1)

Net book amount	166.5	446.3

Balance at 1 July	446.3	988.7
Acquisition of subsidiaries (Note 28)	14.0	38.7
Derecognised on sale of business divisions (Note 28)	(9.9)	-
Impairment charge	(292.2)	(617.3)
Reclassifications	-	(1.1)
Foreign exchange differences	8.3	37.3

Balance at 30 June	166.5	446.3

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. Goodwill is monitored and tested for impairment by management at the CGU level. The following CGUs have significant amounts of goodwill:

CGU	Segment	2013 A$m	2012 A$m
Continental Europe Recycling Solutions	Europe	60.8	53.4
United States Recycling Solutions	North America	61.0	52.5
Australia Metals	Australasia	40.8	35.8
North America Metals	North America	-	267.1
All other CGUs		3.9	37.5

Total		166.5	446.3

(b) Key assumptions used for goodwill and intangible asset impairment tests

The recoverable amount of each of the Group’s CGUs has been determined based on the higher of fair value less costs to sell or value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.

The value-in-use calculations use a five year cash flow projection, which is based initially on the budget for the 2014 financial year (as approved by the Board) and a four year forecast prepared by management. The four year forecast is developed using historical averages derived from four years of historical results and the budget for the 2014 financial year. These five year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and consider the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model.

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

For the year ended 30 June 2013

Note 14 – Goodwill (continued)

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

The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
CGU	2013%	2012%	2013%	2012%
North America Metals	13.1–14.0	13.0–13.4	3.0	3.0
Bulk Stainless[1]	14.5–15.1	-	3.0	-
Continental Europe Recycling Solutions	14.0–14.3	14.3–14.8	1.5–2.5	1.5–2.5
Australia Metals	16.0–16.8	16.8–16.9	2.5	2.5
United Kingdom Metals[2]	-	13.5–14.0	-	2.5
United Kingdom Recycling Solutions[2]	-	12.6–13.9	-	2.5
United States Recycling Solutions	13.4–14.0	13.4–14.1	3.0	3.0
Australia Recycling Solutions	13.4–14.0	16.5–16.9	2.5	2.5
All other CGUs	12.0–16.9	12.2–17.3	2.5–3.0	2.5–3.0

1This CGU was valued using the fair value less costs to sell approach in 2012.

2These CGUs had either no goodwill or an insignificant amount of goodwill as at 30 June 2013 and hence no goodwill impairment tests were performed. In accordance with AASB 136 (IAS 36), other long-lived assets for these CGUs were analyzed for impairment.

(c) Goodwill impairment charges recognised

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Due to the difficult economic conditions affecting the Group’s industry, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, a goodwill impairment test was performed during the years ended 30 June 2013 and 30 June 2012, which resulted in the following impairment charges being recognised:

CGU	2013 A$m	2012 A$m
North America Metals	256.2	510.8
Bulk Stainless	20.8	-
Canada Recycling Solutions	7.6	-
Other	7.6	-
United Kingdom Metals	-	66.1
United Kingdom Recycling Solutions	-	36.8
Australia Recycling Solutions	-	3.6

Total	292.2	617.3

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 14 – Goodwill (continued)

(c) Impairment charges recognised (continued)

Year ended 30 June 2013

During the half year ended 31 December 2012, results for the North America Metals CGU were impacted by lower than anticipated intake volume and shipments, particularly for deep sea ferrous products. The anticipated improvement in the cash flows for this CGU which was the basis for the Group’s impairment considerations as at 30 June 2012 did not materialise. As a result, the future cash flows for the North America Metals CGU was reassessed which indicated that the carrying value of goodwill was not recoverable thus requiring an impairment of the entire goodwill balance for this CGU and an impairment of A$5.5 million related to permits (see Note 15).

The impairment charge related to the Bulk Stainless CGU was a result of the assessment of future cash flows. This CGU has been impacted by weak demand and pricing for stainless steel metals over the last few years. Based on recent financial results and projections of future cash flows, the carrying value of goodwill was determined to be not recoverable thus requiring an impairment of the entire goodwill balance for this CGU.

The impairment charge related to the Canada Recycling Solutions CGU was a result of deterioration in financial performance of the CGU due to increasing competitive pressures. Based on recent financial results and projections of future cash flows, the carrying value of goodwill was determined to be not recoverable thus requiring an impairment of the entire goodwill balance for this CGU.

Year ended 30 June 2012

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

In the half year ended 31 December 2012, the Group identified a significant write-down in the carrying value of the inventory of its United Kingdom operations, most of which related to the United Kingdom Recycling Solutions CGU. As a result of the inventory write-down management’s cash flow projections for this CGU were reassessed. As a result, the carrying value of goodwill was not recoverable and an impairment for this CGU was recorded. After the impairment charge, this CGU had no remaining goodwill.

The impairment charge related to the Australia Recycling Solutions CGU was due to continued operating losses for this CGU. As a result, the carrying value of goodwill for this CGU exceeded its recoverable amount. After the impairment charge, this CGU had no remaining goodwill.

(d) Impact of possible changes in key assumptions

The valuations as at 30 June 2013 for CGUs with remaining goodwill balances as at 30 June 2013 indicated sufficient headroom such that reasonable changes to key assumptions in the valuations are unlikely to result in an impairment of the related goodwill. These CGUs have not incurred a goodwill impairment charge in either the current or prior periods.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 15 – Other intangible assets

	Supplier relation- ships A$m	Permits A$m	Licenses/ Contracts A$m	Trade- names A$m	Total A$m
At 30 June 2013
Cost	227.3	9.2	37.2	32.8	306.5
Accumulated impairment	(4.1)	(7.3)	-	-	(11.4)
Accumulated amortisation	(157.8)	-	(31.3)	(8.6)	(197.7)

Net book amount	65.4	1.9	5.9	24.2	97.4

Year ended 30 June 2013
Balance at 1 July	87.6	7.9	6.9	24.2	126.6
Acquisitions (Note 28)	4.6	0.1	1.3	0.3	6.3
Disposals (Note 28)	(9.3)	(0.6)	-	-	(9.9)
Reclassification (Note 13)	0.7	-	(0.5)	0.3	0.5
Impairment[1]	(5.6)	(5.5)	-	(1.1)	(12.2)
Amortisation charge	(18.5)	-	(2.3)	(1.6)	(22.4)
Foreign exchange differences	5.9	-	0.5	2.1	8.5

Balance at 30 June	65.4	1.9	5.9	24.2	97.4

At 30 June 2012
Cost	222.4	9.2	33.2	31.0	295.8
Accumulated impairment	(0.3)	(1.3)	-	-	(1.6)
Accumulated amortisation	(134.5)	-	(26.3)	(6.8)	(167.6)

Net book amount	87.6	7.9	6.9	24.2	126.6

Year ended 30 June 2012
Balance at 1 July	100.3	7.1	4.8	24.0	136.2
Acquisitions	5.2	1.0	3.2	-	9.4
Purchases	-	-	1.0	-	1.0
Reclassifications (Note 14)	1.0	0.1	0.2	-	1.3
Impairment[2]	(0.3)	(0.5)	-	-	(0.8)
Amortisation charge	(23.2)	-	(2.5)	(1.1)	(26.8)
Foreign exchange differences	4.6	0.2	0.2	1.3	6.3

Balance at 30 June	87.6	7.9	6.9	24.2	126.6

1A$3.0 million of impairments were related to assets held for sale. The remaining impairments were recorded in connection with the Group’s impairment analysis of goodwill and intangible assets.

2Impairments recognised in connection with yards which were closed.

Note 16 – Trade and other payables

	2013 A$m	2012 A$m
Trade payables	429.8	485.2
Other payables	147.0	153.7
Deferred income	8.4	33.2

	585.2	672.1

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 3. The fair value of the Group’s trade and other payables approximates its carrying value.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 17 – Borrowings

	2013 A$m	2012 A$m
Current borrowings:
Bank loans	10.0	13.5
Other borrowings	1.6	0.2

	11.6	13.7

Non-current borrowings:
Bank loans	189.1	329.9

	189.1	329.9

Bank loans are unsecured but are subject to various guarantees/cross guarantees, cross defaults and indemnities from the Company and certain of its subsidiaries.

(a) Risk exposures

The Group’s exposure to interest rate risk, as well as information relating to the facility arrangements is set out in Note 3.

(b) Fair value

The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.

Note 18 – Provisions

	2013 A$m	2012 A$m
Employee benefits	45.2	40.1
Legal provisions	17.9	13.1
Environmental and dilapidations	11.1	4.0
Other	4.8	2.9

	79.0	60.1

Current	38.5	30.6
Non-current	40.5	29.5

	79.0	60.1

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 18 – Provisions (continued)

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Legal A$m	Environ- mental and dilapidations A$m	Other A$m
Balance at 1 July	13.1	4.0	2.9
Provisions recognised in profit or loss	4.2	6.2	2.0
Payments	(1.0)	-	(0.1)
Foreign exchange differences	1.6	0.9	-

Balance at 30 June	17.9	11.1	4.8

The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental and dilapidations provision is an estimate of costs for property remediation that will be required in the future.

Note 19 – Retirement benefit obligations

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

The following sets out details in respect of the defined benefit sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 8.

(a) Balances recognised in the statement of financial position

	2013 A$m	2012 A$m
Present value of defined benefit obligation	78.3	79.5
Fair value of defined benefit plan assets	(73.8)	(64.9)

Net defined benefit liability	4.5	14.6

These amounts are disclosed as:
Retirement benefit assets	0.4	-
Retirement benefit obligations	4.9	14.6

	4.5	14.6

The Group has no legal obligation to settle the liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 19 – Retirement benefit obligations (continued)

(b) Expense recognised in profit or loss

	2013 A$m	2012 A$m	2011 A$m
Current service cost	1.3	1.2	1.3
Interest cost	2.9	3.3	3.3
Past service cost	-	0.1	-
Expected return on plan assets	(3.8)	(4.1)	(3.6)

	0.4	0.5	1.0

Actual return on plan assets	8.1	(0.6)	7.4

(c) Reconciliations

	2013 A$m	2012 A$m
Movements in the defined benefit obligation:
Balance at 1 July	79.5	64.6
Current service cost	1.3	1.2
Interest cost	2.9	3.3
Past service cost	-	0.1
Actuarial (gain)/loss	(3.3)	11.6
Benefits paid	(6.9)	(3.0)
Contributions paid by members	0.3	0.3
Foreign exchange differences	4.5	1.4

Balance at 30 June	78.3	79.5

Reconciliation of the fair value of plan assets:
Balance at 1 July	64.9	62.6
Expected return on plan assets	3.8	4.1
Actuarial gain/(loss)	4.3	(4.6)
Contributions by Group	3.3	4.3
Contributions paid by members	0.3	0.3
Benefits paid	(6.9)	(3.0)
Foreign exchange differences	4.1	1.2

Balance at 30 June	73.8	64.9

(d) Categories of plan assets

The major categories of plan assets are as follows:

	2013 A$m	2012 A$m
Cash	1.9	2.3
Equity instruments	51.2	42.8
Debt instruments	15.0	14.6
Property	5.7	5.2

Total plan assets	73.8	64.9

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 19 – Retirement benefit obligations (continued)

(e) Amounts recognised in other comprehensive income

	2013 A$m	2012 A$m	2011 A$m
Actuarial gain/(loss) recognised during the financial year	7.6	(16.2)	4.5
Income tax (expense)/benefit	(2.5)	4.9	(1.7)

Net actuarial gain/(loss)	5.1	(11.3)	2.8

Cumulative amount at 30 June	(21.8)	(29.4)	(13.2)

(f) Principal actuarial assumptions

	2013%	2012%	2011%
Australia
Discount rate	2.8	2.2	4.3
Expected rate of return on plan assets	7.0	7.0	7.3
Future salary increases	3.5	4.0	3.5

United Kingdom
Discount rate	4.7	4.5	5.5
Expected rate of return on plan assets	6.0	5.4	5.6
Future salary increases	3.7	3.3	3.9

United States
Discount rate	4.0	4.0	5.5
Expected rate of return on plan assets	6.3	7.3	8.0
Future salary increases	3.5	3.5	3.5

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

(g) Employer contributions

Employer contributions for defined benefit schemes are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2013.

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

Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2013, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2014 is A$0.6 million for Australia, A$1.9 million for the United Kingdom, and A$0.6 million for the United States.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 19 – Retirement benefit obligations (continued)

(h) Historic summary

	2013 A$m	2012 A$m	2011 A$m	2010 A$m	2009 A$m
Defined benefit plan obligation	78.3	79.5	64.6	72.9	73.4
Plan assets	(73.8)	(64.9)	(62.6)	(61.9)	(62.2)

Deficit	4.5	14.6	2.0	11.0	11.2

Experience adjustments arising on plan liabilities	(3.3)	11.6	(0.7)	8.4	(8.7)

Experience adjustments arising on plan assets	(4.3)	4.6	(3.8)	(4.6)	16.9

Note 20 – Contributed equity

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

Movements in the ordinary share balance were as follows:

	Number of shares	A$m
Balance at 30 June 2011	205,370,288	2,817.9
Issued under long-term incentive plans	713,441	1.5
Issued under the dividend reinvestment plan	1,772,714	23.4
Share buy-back	(3,039,649)	(38.5)

Balance at 30 June 2012	204,816,794	2,804.3
Issued under long-term incentive plans	404,594	-
Share buy-back	(912,001)	(8.6)

Balance at 30 June 2013	204,309,387	2,795.7

(b) Share buy-back

On 7 October 2011, the Company announced an on-market share buy-back program, which allowed the buy-back of a maximum of 10% of issued capital (20,603,871 ordinary shares) over a 12-month period on the ASX. The buy-back commenced on 24 October 2011 and was completed on 23 October 2012. During the 12 month duration of the share buy-back program, the Company repurchased 3.952 million shares for a total cost of A$47.1 million. The reacquired shares have been cancelled. Details regarding the shares purchased are as follows:

	2013	2012
Ordinary shares purchased	912,001	3,039,649
High Price	A$10.35	A$13.96
Low Price	A$8.63	A$9.35
Average Price	A$9.43	A$12.67

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 20 – Contributed equity (continued)

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

In order to manage the capital structure, the Group may periodically adjust dividend policy, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

The Group’s gearing ratio is as follows:

	2013 A$m	2012 A$m
Total borrowings	200.7	343.6
Less: cash and cash equivalents	(46.9)	(51.4)

Net debt	153.8	292.2
Plus: total equity	1,928.8	2,283.7

Total capital	2,082.6	2,575.9

Gearing ratio	7.4%	11.3%

There have been no breaches of bank covenants.

Note 21 – Retained earnings/(deficit) and reserves

(a) Retained earnings/(deficit)

	2013 A$m	2012 A$m
Balance at 1 July	(187.7)	538.8
Loss after tax	(466.1)	(622.5)
Dividends paid	(20.4)	(92.7)
Actuarial gain/(loss) on defined benefit plans, net of tax	5.1	(11.3)

Balance at 30 June	(669.1)	(187.7)

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 21 – Retained earnings/(deficit) and reserves (continued)

(b) Reserves

	Share- based payments A$m	Available -for-sale investme nts A$m	Cash flow hedging A$m	Foreign currency translation A$m	Total A$m
Balance at 30 June 2011	71.9	-	(0.2)	(516.9)	(445.2)
Equity-settled share-based payment expense	24.3	-	-	-	24.3
Revaluation – gross	-	-	1.3	-	1.3
Transfer to profit or loss – gross	-	-	0.3	-	0.3
Foreign currency translation differences	-	-	-	94.2	94.2
Associates	-	(0.1)	-	(0.3)	(0.4)
Deferred tax	-	-	(0.4)	(7.0)	(7.4)

Balance at 30 June 2012	96.2	(0.1)	1.0	(430.0)	(332.9)
Equity-settled share-based payment expense	16.1	-	-	-	16.1
Revaluation – gross	-	-	(6.7)	-	(6.7)
Transfer to profit or loss – gross	-	-	1.3	-	1.3
Foreign currency translation differences	-	-	-	136.3	136.3
Associates	-	0.2	(0.3)	0.7	0.6
Deferred tax	0.5	-	1.6	(14.6)	(12.5)

Balance at 30 June 2013	112.8	0.1	(3.1)	(307.6)	(197.8)

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 22 – Dividends

(a) Dividends declared and paid during the year

	Cents per share	Franked %	2013 A$m	2012 A$m	2011 A$m
Interim 2013	0.0	0%	-	-	-
Final 2012	10.0	0%	20.4	-	-
Interim 2012	10.0	0%	-	20.6	-
Final 2011	35.0	43%	-	72.1	-
Interim 2011	12.0	42%	-	-	24.6
Final 2010	23.0	74%	-	-	46.9

Total dividends paid			20.4	92.7	71.5
Shares issued under the DRP			-	(23.4)	(19.1)

Total cash dividends paid			20.4	69.3	52.4

The franked components of all dividends paid or declared were franked based on a tax rate of 30%.

(b) Dividends not recognised at year end

For the year ended 30 June 2013, the Directors determined that there will be no final dividend declared (2012: A$20.4 million).

(c) Franked dividends

	2013 A$m	2012 A$m
Estimated franking credits available for the subsequent financial years based on tax rate of 30% (2012: 30%)	23.4	17.1

The above amounts represent the balance of the franking account as at the end of the reporting date, adjusted for:

a)	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;
b)	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and
c)	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.

Note 23 – Contingencies

(a) Guarantees

The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 30 June 2013 was A$61.9 million (2012: A$41.6 million).

See Note 32(b) for information related to guarantees provided by the Company.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 23 – Contingencies (continued)

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

On 20 June 2011, the United States District Court Southern District of New York issued a summary judgement against Metal Management Inc. (a subsidiary of the Company) in a dispute involving a breach of contract. The breach of contract relates to the transaction fee that was payable to Metal Management Inc.’s financial advisers in connection with its merger with the Company. The amount of the summary judgement of A$9.8 million was paid during the year ended 30 June 2012.

In the year ended 30 June 2013, the Group recorded a provision of A$4.2 million representing civil penalties and costs to resolve an investigation into alleged violations of California’s scrap purchase record-keeping laws.

In the year ended 30 June 2012, the Group recorded a provision of A$12.8 million related to a dispute with a third party.

(e) Subsidiaries

Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall that might arise on the winding up of controlled entities that are party to the deed, as described in Note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 24 – Commitments

(a) Capital commitments

Capital expenditures contracted for at the reporting date but not recognised as liabilities are as follows:

	2013 A$m	2012 A$m
Property, plant and equipment	40.8	69.2

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

(b) Lease commitments

The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2013 A$m	2012 A$m
Not later than one year	85.6	68.9
Later than one year, but not later than three years	119.2	92.4
Later than three years, but not later than five years	58.2	48.4
Later than five years	113.8	124.6

Total lease commitments not recognised as liabilities	376.8	334.3

The lease commitments included above also include the Group’s share relating to joint venture operations and jointly controlled entities.

Note 25 – Share ownership plans

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

(a) Effect of share-based payments on profit or loss

The expense recognised in the income statement in relation to share-based payments is disclosed in Note 8. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2013 was A$0.8 million (2012: A$0.4 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 25 – Share ownership plans (continued)

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

(i) Equity-settled options

The fair value of equity-settled options granted is independently determined using a Binomial method, which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2013	2012	2013	2012
Risk-free interest rate	2.8%	3.9%	1.0%	1.4%
Dividend yield	3.0%	3.0%	3.0%	3.0%
Volatility	33.0%	43.0%	39.0%	51.0%
Expected life (years)	4.7	4.2	4.6	4.3
Share price at grant date	A$8.57	A$13.27	US$8.93	US$13.66
Weighted average fair value	A$1.88	A$4.08	US$2.18	US$4.52

Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

Equity-settled options outstanding	Number of options 2013	Weighted average exercise price $ 2013	Number of options 2012	Weighted average exercise price $ 2012
Ordinary Shares:
Balance at 1 July	1,061,746	A$19.38	825,223	A$21.34
Granted	248,047	A$9.29	247,823	A$13.07
Forfeited	(325,514)	A$16.34	(11,300)	A$23.87
Exercised	-	-	-	-

Balance at 30 June	984,279	A$17.85	1,061,746	A$19.38

Exercisable at 30 June	660,694	A$21.20	636,585	A$21.78

ADSs:
Balance at 1 July	3,648,508	US$16.71	2,608,765	US$17.80
Granted	2,106,373	US$9.49	1,311,842	US$13.37
Forfeited	(222,123)	US$12.26	(90,445)	US$16.57
Exercised	-	-	(181,654)	US$8.39

Balance at 30 June	5,532,758	US$14.14	3,648,508	US$16.71

Exercisable at 30 June	2,508,738	US$17.80	1,581,353	US$18.75

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 25 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(i) Equity-settled options (continued)

For equity-settled options exercised during the year ended 30 June 2012, the weighted average share price at the date of exercise was US$14.02 for ADSs.

Information about outstanding and exercisable equity-settled options as at 30 June 2013 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Ordinary shares:
A$8–A$15	393,624	A$11.06	5.57	96,446	A$13.09	3.98
A$15–A$20	134,652	A$17.68	3.83	108,245	A$17.69	3.69
A$20–A$30	456,003	A$23.75	3.19	456,003	A$23.75	3.19

	984,279	A$17.85	4.23	660,694	A$21.20	3.38

ADSs:
US$8–US$15	3,412,854	US$11.00	5.79	648,137	US$12.96	4.46
US$15–US$20	831,586	US$16.92	4.42	577,783	US$16.92	4.42
US$20–US$30	1,288,318	US$20.65	3.23	1,282,818	US$20.65	3.23

	5,532,758	US$14.14	4.99	2,508,738	US$17.80	3.82

(ii) Cash-settled options

The fair value of cash-settled options is determined in the same manner as equity-settled options. The liability for cash-settled options is remeasured at each reporting date. The significant weighted assumptions used to remeasure the fair value at 30 June 2013 were as follows:

Granted during year ended 30 June	2013	2012
Risk-free interest rate	3.3%	3.2%
Dividend yield	3.0%	3.0%
Volatility	34.0%	34.0%
Expected life (years)	4.2	4.0
Share price at reporting date	A$8.26	A$8.26
Weighted average fair value	A$1.69	A$0.89

Cash-settled options outstanding	Number of options 2013	Weighted average exercise price $2013	Number of options 2012	Weighted average exercise price $2012
Ordinary Shares:
Balance at 1 July	566,166	A$14.88	238,722	A$17.62
Granted	611,251	A$9.29	353,533	A$13.07
Forfeited	(75,224)	A$12.02	(26,089)	A$15.46
Exercised	-	-	-	-

Balance at 30 June	1,102,193	A$11.97	566,166	A$14.88

Exercisable at 30 June	248,905	A$15.68	79,573	A$17.62

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 25 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(iii) Performance rights

Performance rights vest after a period of three to five years, but only if the performance hurdle has been met. Performance hurdles are either based on Total Shareholder Return (“TSR”) or on non-market-based performance criteria. In the year ended 30 June 2013, 461,994 (2012: 44,440) share rights were forfeited as the performance conditions were not satisfied.

Performance-based share right grants made in the years ended 30 June 2013 and 2012 are measured using a TSR hurdle over a three-year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.

The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2013	2012	2013	2012
Dividend yield	3.0%	3.0%	3.0%	3.0%
Risk-free interest rate	2.5%	3.9%	0.3%	1.4%
Volatility	33.0%	43.0%	39.0%	51.0%
Share price at grant date	A$8.57	A$13.27	US$8.93	US$13.66

Performance rights outstanding	Number of shares 2013	Weighted average fair value at grant date $ 2013	Number of shares 2012	Weighted average fair value at grant date $ 2012
Ordinary Shares:
Non-vested balance at 1 July	706,947	A$16.27	544,846	A$18.51
Granted	320,702	A$5.29	242,432	A$10.42
Forfeited/cancelled	(339,613)	A$19.42	(66,341)	A$10.85
Vested	-	-	(13,990)	A$28.04

Non-vested balance at 30 June	688,036	A$9.60	706,947	A$16.27

ADSs:
Balance at 1 July	2,278,835	US$9.34	1,398,064	US$10.08
Granted	1,361,087	US$4.12	936,183	US$8.24
Forfeited/cancelled	(555,163)	US$9.60	(55,412)	US$9.40
Vested	-	-	-	-

Non-vested balance at 30 June	3,084,759	US$6.99	2,278,835	US$9.34

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 25 – Share ownership plans (continued)

(b) Long-Term Incentive Plan (“LTIP”) (continued)

(iv) Restricted share units

Restricted share units granted to employees typically vest over a period up to three years. The fair value of restricted share units is determined based on the market price of the Company’s shares on the date of grant and the Company’s dividend yield.

Restricted share units outstanding	Number of shares 2013	Weighted average fair value at grant date $ 2013	Number of shares 2012	Weighted average fair value at grant date $ 2012
Ordinary Shares:
Non-vested balance at 1 July	46,536	A$14.96	57,075	A$16.46
Granted	-	-	-	-
Forfeited/cancelled	(33,893)	A$14.72	(1,666)	A$23.58
Vested	(2,629)	A$17.67	(8,873)	A$22.96

Non-vested balance at 30 June	10,014	A$15.05	46,536	A$14.96

ADSs:
Balance at 1 July	471,763	US$13.39	193,729	US$18.49
Granted	408,190	US$8.70	794,691	US$11.94
Forfeited/cancelled	(46,802)	US$10.39	(7,733)	US$19.13
Vested	(401,965)	US$12.81	(508,924)	US$12.98

Non-vested balance at 30 June	431,186	US$9.80	471,763	US$13.39

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

The following table sets out details of outstanding options under the SGLTIP:

	Number of options 2013	Weighted average exercise price US$ 2013	Number of options 2012	Weighted average exercise price US$ 2012
Balance at 1 July	492,000	$13.89	615,000	$15.62
Exercised	-	-	-	-
Forfeited/cancelled	-	-	(123,000)	$22.55

Balance at 30 June	492,000	$13.89	492,000	$13.89

Exercisable at 30 June	492,000	$13.89	492,000	$13.89

The weighted average contractual life of options outstanding as at 30 June 2013 was 0.56 years (2012: 1.56 years).

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 26 – Key management personnel disclosures

Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any Director (Executive or Non-Executive).

(a) Key management personnel compensation

	2013 A$	2012 A$
Short-term benefits	7,272,267	8,940,445
Long-term benefits	78,512	29,120
Post-employment benefits	280,412	358,693
Share-based payments	8,197,495	7,505,311

	15,828,686	16,833,569

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options are disclosed below.

(ii) Share holdings

The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below:

2013 Name	Balance at 1 July 2012	Received on exercise of options or rights	Purchases/ (sales)	Other changes during the year	Balance at 30 June 2013
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon	4,057	-	18,000	-	22,057
M Feeney[1]	32,789	-	-	(32,789)	-
G Morris (ADS)	15,000	-	5,000	-	20,000
C Renwick	3,144	-	10,000	-	13,144
M Sukagawa[2]	3,000	-	-	(3,000)	-
J Thompson (ADS)	12,000	-	-	-	12,000
P Varello (ADS)[1]	97,625	-	11,100	(108,725)	-
Executive Director:
D Dienst (ADS)[3]	592,593	-	(70,300)	(522,293)	-
Senior Executives:
G Davy[4]	70,039	-	-	(70,039)	-
R Kelman (ADS)	-	-	-	-	-
R Larry (ADS)	58,067	5,261	(1,719)	-	61,609
D McGree	47,462	-	-	-	47,462

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 26 – Key management personnel disclosures (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

2012		Received		Other
Name	Balance at 1 July 2011	on exercise of options or rights	Purchases/ (sales)	changes during the year	Balance at 30 June 2012
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[5]	3,952	-	-	105	4,057
M Feeney[1]	27,789	-	5,000	-	32,789
G Morris (ADS)	30,000	-	(15,000)	-	15,000
C Renwick	3,144	-	-	-	3,144
M Sukagawa[2]	-	-	3,000	-	3,000
J Thompson (ADS)	5,000	-	7,000	-	12,000
P Varello (ADS)[1]	74,925	-	22,700	-	97,625
Executive Director:
D Dienst (ADS)[3]	597,293	181,654	(181,654)	(4,700)	592,593
Senior Executives:
G Davy[4]	67,170	2,869	-	-	70,039
R Kelman (ADS)	-	-	-	-	-
R Larry (ADS)	54,477	5,261	(1,671)	-	58,067
D McGree	47,462	-	-	-	47,462
A Ratner[6]	75,718	-	-	-	75,718

1Mr Varello and Mr Feeney retired from the Board of Directors on 15 November 2012.

2Mr Sukagawa retired from the Board of Directors on 31 March 2013.

3Mr Dienst retired from the Board of Directors and the Company on 30 June 2013. Other changes in 2012 for Mr Dienst represent a charitable gift.

4Mr Davy left the Company on 19 March 2013.

5Other changes for Mr Brunsdon represent shares issued under the dividend reinvestment plan.

6Mr Ratner ceased being a KMP on 1 February 2012.

(iii) Option holdings

The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below:

2013	Balance				Balance
Name	at 1 July 2012	Granted	Exercised	Forfeited	at 30 June 2013	Vested	Unvested
Non-Executive Directors:
G Morris (ADS)	82,000	-	-	-	82,000	82,000	-
Executive Director:
D Dienst (ADS) [1]	1,075,640	487,814	-	-	1,563,454	818,541	744,913
Senior Executives:
G Davy[2]	199,927	-	-	(199,927)	-	-	-
R Kelman (ADS)	196,036	157,886	-	-	353,922	131,761	222,161
R Larry (ADS)	318,098	149,175	-	-	467,273	237,755	229,518
D McGree[3]	238,264	146,268	-	-	384,532	161,237	223,295

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 26 – Key management personnel disclosures (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings (continued)

2012	Balance				Balance
Name	at 1 July 2011	Granted	Exercised	Forfeited	at 30 June 2012	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)[4]	61,500	-	-	(61,500)	-	-	-
G Morris (ADS)	143,500	-	-	(61,500)	82,000	82,000	-
Executive Director:
D Dienst (ADS) [1]	973,599	283,695	(181,654)	-	1,075,640	596,660	478,980
Senior Executives:
G Davy[2]	128,653	71,274	-	-	199,927	87,928	111,999
R Kelman (ADS)	125,112	70,924	-	-	196,036	76,156	119,880
R Larry (ADS)	229,443	88,655	-	-	318,098	168,248	149,850
D McGree[3]	151,004	87,260	-	-	238,264	97,660	140,604
A Ratner (ADS) [5]	183,555	70,924	-	-	254,479	134,599	119,880

1Mr Dienst retired from the Board of Directors and the Company on 30 June 2013.

2Mr Davy left the Company on 19 March 2013.

3Options granted to Mr McGree in the 2012 and 2013 financial years are phantom options, which are cash-settled.

4Mr Lewon retired from the Board of Directors on 10 November 2011.

5Mr Ratner ceased being a KMP on 1 February 2012.

(iv) Rights and award holdings

The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below:

2013	Balance				Balance
Name	at 1 July 2012	Granted	Vested	Forfeited	at 30 June 2013
Executive Director:
D Dienst (ADS) [1]	862,879	511,883	-	(258,098)	1,116,664
Senior Executives:
G Davy[2]	121,760	-	-	(121,760)	-
R Kelman (ADS)	158,091	82,838	-	(18,382)	222,547
R Larry (ADS)	179,897	78,268	(5,261)	-	252,904
D McGree	112,478	54,589	-	(15,742)	151,325

2012	Balance				Balance
Name	at 1 July 2011	Granted	Vested	Forfeited	at 30 June 2012
Executive Director:
D Dienst (ADS) [1]	529,963	332,916	-	-	862,879
Senior Executives:
G Davy[2]	95,896	28,733	(2,869)	-	121,760
R Kelman (ADS)	116,476	41,615	-	-	158,091
R Larry (ADS)	133,140	52,018	(5,261)	-	179,897
D McGree	77,300	35,178	-	-	112,478
A Ratner (ADS) [3]	98,094	41,615	-	-	139,709

1Mr Dienst retired from the Board of Directors and the Company on 30 June 2013.

2Mr Davy left the Company on 19 March 2013.

2Mr Ratner was no longer a KMP as of 31 January 2012.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 26 – Key management personnel disclosures (continued)

(c) Other transactions with key management personnel

Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.

On 1 July 2013, the Company and Mr Dienst entered into a one-year consulting contract.

During the year ended 30 June 2012, a company related to Mr Varello was paid US$13,432 for administrative services. No payments were made during the year ended 30 June 2013.

Mr Sukagawa served as and Mr Sato serves as the representative director for Mitsui & Co. As a result, their respective director remuneration is paid directly to Mitsui & Co. During the year ended 30 June 2013, the Group paid A$203,424 to Mitsui & Co. for director remuneration (2012: A$203,424).

During the year ended 30 June 2012, Mr Lewon was paid US$50,000 for providing services with respect to certain business development activities in North America. No payments were made during the year ended 30 June 2013

Note 27 – Remuneration of auditors

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers” expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.

The following fees were paid and payable for services provided by the auditor of the Group and its related practices:

	2013 A$’000	2012 A$’000
PricewaterhouseCoopers Australia:
Audit and review of financial statements	1,980	2,116
Audit-related fees[1]	115	170
Taxation services	6	21

	2,101	2,307

Network firms of PricewaterhouseCoopers Australia:
Audit and review of financial statements	3,024	3,034
Audit-related fees[1]	385	-
Taxation services	26	5
Other	-	2

	3,435	3,041

Total remuneration for PricewaterhouseCoopers	5,536	5,348

1Audit-related fees include fees related to the restatement of the Group’s financial statements, due diligence related to acquisitions, internal control reviews, accounting consultations and regulatory related matters.

Note 28 – Business acquisitions and disposals

During the year ended 30 June 2013, the Group acquired five businesses. None of the acquisitions were significant in terms of purchase price. On a combined basis, had the acquisitions all occurred on 1 July 2012, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the businesses acquired to the Group post-acquisition was not significant.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 28 – Business acquisitions and disposals (continued)

(a) Purchase consideration and assets and liabilities acquired

Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	28.2
Cash acquired	(0.1)

Cash outflow for acquisitions	28.1

Assets and liabilities arising from current year acquisitions are as follows:

Fair value A$m
Cash	0.1
Trade and other receivables	1.2
Inventories	0.1
Property, plant and equipment (Note 13)	7.1
Identified intangible assets (Note 15)	6.3
Trade and other payables	(0.4)
Deferred tax liability	(0.2)

Net assets acquired	14.2

Goodwill recognised from current year acquisitions are as follows:

A$m
Total cash consideration	28.2
Less: net assets acquired	(14.2)

Goodwill on acquisition	14.0

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

(b) Disposals

On 30 November 2012, the Group sold its Arizona scrap metal recycling assets to SA Recycling LLC, which is one of the Group’s joint ventures. In addition, in October 2012, the Group sold its Colorado scrap metal recycling assets to a third party. The net loss on the disposal of these assets (included within other expenses) was A$10.1 million and was calculated as follows:

		A$m
Cash consideration received		44.9
Net carrying value of disposed assets:
Inventories	(2.4)
Property, plant and equipment	(32.8)
Goodwill	(9.9)
Other intangibles	(9.9)

		(55.0)

		(10.1)

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 28 – Business acquisitions and disposals (continued)

(b) Disposals (continued)

In February 2012, the Group sold its 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australian Refined Alloys (“ARA”) to companies associated with Renewed Metal Technologies for total sales proceeds of A$40.0 million. The disposal transaction was an asset sale only comprising the sale of land, buildings, and plant and equipment. The gain on the disposal of the assets recorded in other income in the year ended 30 June 2012 was calculated as follows:

		A$m
Consideration received		40.0
Net carrying value of disposed assets:
Land and buildings	(2.4)
Plant and equipment	(1.3)
Capital work-in-progress	(0.2)

		(3.9)
Disposal costs		(0.4)

		35.7

In the year ended 30 June 2013, additional assets related to the Group’s 50% ownership interest ARA were sold resulting in a loss on disposal of A$1.3 million. This amount has been recorded in other expenses.

Note 29 – Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

	Country of	Equity holding %
Name of entity	Incorporation	2013	2012
Sims Metal Management Limited	Australia
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Simsmetal Properties Qld Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Simsmetal Properties NSW Pty Limited	Australia	100%	100%
Sims Group Holdings 3 Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Electronic Product Stewardship Australasia Pty Limited	Australia	90%	90%
Sims Recycling Solutions Austrian Holding GmbH	Austria	100%	100%
Sims Recycling Solutions Austrian Intermediate Holdings	Austria	100%	100%
GmbH (formerly Sims Recycling Solutions
Anteilsverwaltung Austria GmbH)
Sims metrade GmbH	Austria	100%	100%
Sims Recycling Solutions NV	Belgium	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Sims Group Canada Holdings Limited	Canada	100%	100%
ErgoTrade d.o.o.	Croatia	100%	100%
Sims Lifecycle Services s.r.o.	Czech Republic	100%	100%
Sims Recycling Solutions FZE	Dubai	100%	100%

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 29 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2013	2012
Sims Recycling Solutions SARL (ii)	France	0%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Lifecycle Services GmbH	Germany	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Metal Management China Holdings Limited	Hong Kong	100%	100%
Sims Metal Management Dragon Holdings Limited	Hong Kong	100%	100%
Sims Lifecycle Services Kft.	Hungary	100%	100%
Trishyiraya Recycling India Private Limited	India	100%	100%
Sims Recycling Solutions India Private Limited	India	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Mirec BV	Netherlands	100%	100%
Sims Recycling Solutions Coöperatief B.A.	Netherlands	100%	100%
Sims Lifecycle Services BV	Netherlands	100%	100%
Sims E - Recycling (NZ) Limited	New Zealand	90%	90%
Simsmetal Industries Limited	New Zealand	100%	100%
PNG Recycling Limited	Papua New Guinea	100%	100%
Gaukara Company No. 2 Limited	Papua New Guinea	100%	100%
Sims Lifecycle Service Sp z.o.o. (formerly Sims Recycling Solutions Sp z.o.o.)	Poland	100%	100%
Sims Recycling Solutions Africa Pty Ltd	Republic of South Africa	100%	100%
Sims Recycling Solutions Pte. Ltd.	Singapore	100%	100%
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited (ii)	UK	0%	100%
Cooper Metal Recycling Ltd	UK	100%	100%
Dunn Brothers (1995) Limited	UK	100%	100%
Cheque Swap Limited (formerly Brook Street Metal Co. Limited)	UK	100%	100%
Deane Wood Export Limited	UK	100%	100%
S3 Interactive Limited	UK	100%	100%
Sims FE Mottram Limited	UK	100%	100%
Sims Recycling Solutions Inc.	USA	100%	100%
Sims Recycling Solutions Holdings Inc.	USA	100%	100%
Sims Metal Management USA GP	USA	100%	100%

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 29 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2013	2012
Sims Group USA Holdings Corporation	USA	100%	100%
Dover Barge Company	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management, Inc.	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
SMM Gulf Coast LLC	USA	100%	100%
Metal Management Midwest, Inc.	USA	100%	100%
CIM Trucking, Inc.	USA	100%	100%
Metal Management Indiana, Inc.	USA	100%	100%
Metal Management Memphis, L.L.C.	USA	100%	100%
Metal Management Ohio, Inc.	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh, Inc.	USA	100%	100%
Metal Management Aerospace, Inc.	USA	100%	100%
Metal Management Arizona, L.L.C.	USA	100%	100%
Proler Southwest Corporation	USA	100%	100%
SMM South Corporation	USA	100%	100%
Naporano Iron & Metal, Inc.	USA	100%	100%
Metal Management Northeast, Inc.	USA	100%	100%
SMM New England Corporation	USA	100%	100%
New York Recycling Ventures, Inc.	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures, LLC	USA	100%	100%
SMM Southeast LLC	USA	100%	100%

(i) These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.

(ii) These subsidiaries were deregistered during the year.

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

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 29 – Subsidiaries (continued)

Deed of Cross Guarantee (continued)

Set out below is a condensed consolidated income statement, a consolidated statement of comprehensive income, a summary of movements in consolidated retained earnings/(deficit) and a consolidated statement of financial position for the Closed Group.

(i) Condensed consolidated income statement

	2013 A$m	2012 A$m
(Loss)/profit before income tax[1]	(184.4)	(633.7)
Income tax expense	(14.0)	(15.3)

(Loss)/profit after tax	(198.4)	(649.0)

[1]Amount includes a non-cash impairment charge of A$240.2 million for 2013 and A$719.3 million for 2012 after tax against the parent entity’s investment in subsidiaries which are not part of the Closed Group.

(ii) Consolidated statement of comprehensive income
(Loss)/profit after tax	(198.4)	(649.0)
Other comprehensive income:
Items that may be reclassified to profit or loss
Changes in the fair value of derivatives held as cash flow hedges, net of tax	(3.4)	0.4
Share of other comprehensive income from associates	(0.3)	(0.1)

Items that will not be reclassified to profit or loss
Actuarial gain/(loss) on defined benefit plans, net of tax	2.5	(4.0)

Other comprehensive income for the year, net of tax	(1.2)	(3.7)

Total comprehensive loss for the year	(199.6)	(652.7)

(iii) Summary of movements in consolidated retained earnings/(deficit)
Balance at 1 July	(623.2)	122.5
Loss for the year	(198.4)	(649.0)
Actuarial gain/(loss) on defined benefit plans, net of tax	2.5	(4.0)
Dividends provided for or paid	(20.4)	(92.7)

Balance at 30 June	(839.5)	(623.2)

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 29 – Subsidiaries (continued)

Deed of Cross Guarantee (continued)

	2013 A$m	2012 A$m
(iv) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	3.6	1.9
Trade and other receivables	339.1	651.0
Inventory	114.0	147.0
Other financial assets	1.3	3.2

Total current assets	458.0	803.1

Non-current assets
Investments accounted for using the equity method	23.5	22.6
Other financial assets	1,552.5	1,794.6
Property, plant and equipment	160.7	134.8
Retirement benefit assets	0.4	-
Deferred tax assets	20.4	29.0
Goodwill	40.4	35.6
Other intangible assets	2.6	2.9

Total non-current assets	1,800.5	2,019.5

Total assets	2,258.5	2,822.6

LIABILITIES
Current liabilities
Trade and other payables	151.0	480.3
Borrowings	-	13.5
Other financial liabilities	4.0	0.1
Current tax liabilities	3.8	5.8
Provisions	15.4	17.3

Total current liabilities	174.2	517.0

Non-current liabilities
Payables	1.4	1.0
Borrowings	7.7	10.5
Deferred tax liabilities	6.7	9.5
Provisions	1.7	1.6
Retirement benefit obligations	-	4.6

Total non-current liabilities	17.5	27.2

Total liabilities	191.7	544.2

Net assets	2,066.8	2,278.4

EQUITY
Contributed equity	2,795.7	2,804.3
Reserves	110.6	97.3
Retained deficit	(839.5)	(623.2)

Total equity	2,066.8	2,278.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 30 – Investments in associates and jointly controlled entities

(a) Names of associates and jointly controlled entities

Name	Country of incorporation	Ownership interest %
		2013	2012
SA Recycling LLC	USA	50	50
Rondout Iron & Metal Company LLC	USA	50	50
Richmond Steel Recycling Limited	Canada	50	50
LMS Energy Pty Ltd (“LMS”)	Australia	50	50
Simstar Alloys Pty Limited	Australia	50	50
ITL Logistics GmbH	Germany	34	34
Chiho-Tiande Group Limited (“CTG”)	Cayman Islands	16	16
Metal Management Nashville, LLC	USA	-	50

Other than LMS, the principal activity of all other associates or jointly controlled entities is metal recycling. LMS is a specialist landfill gas and renewable energy company, which researches, installs and develops landfill gas extraction systems, renewable energy and power generation technologies.

(b) Movements in carrying amounts

	2013 A$m	2012 A$m
Balance at 1 July	351.1	310.3
Disposals (c)	(7.6)	-
Acquisitions (d)	-	93.5
Share of results	(15.1)	(10.3)
Impairment of investment in an associate (e)	(14.9)	-
Share of other comprehensive income of associates	0.6	(0.4)
Accretion of deferred gain to equity accounted profit	2.3	2.3
Equity accounting elimination (Note 12)	(2.5)	2.5
Dividends received	(12.3)	(5.1)
Return of capital	-	(0.3)
Impairment of goodwill in jointly controlled entity (e)	-	(57.5)
Foreign exchange differences	28.4	16.1

Balance at 30 June	330.0	351.1

(c) Disposals

In October 2012, the Group disposed of its 50% ownership interest in its Metal Management Nashville, LLC joint venture for a loss of A$0.3 million.

(d) Acquisitions

On 17 January 2012, the Group acquired 16% of the existing shares of CTG, a Hong Kong listed metals and electronics recycler with operations in the People’s Republic of China and Hong Kong. The shares were acquired from founder Chairman Ankong Fang and Delco Participation B.V. (Delco), a Netherlands-based investment holding company, for total consideration of HK$750.1 million (A$93.1 million). The cost of the acquisition also includes transaction costs of A$0.4 million. In addition, Delco granted an option to the Group to acquire a further 2% of CTG (see Note 12).

The Group accounts for CTG as an associate, although the Group holds less than 20% equity interest. This is because the Group exercises significant influence through its nominated director’s active participation on CTG’s board of directors as well as a significant trading relationship with CTG.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 30 – Investments in associates and jointly controlled entities (continued)

(e) Impairments

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

As at 30 June 2013, the Group determined that its investment in CTG was impaired due to a significant decline in CTG’s quote share price and its recent significant net loss. As a result, the Group recognised an impairment charge of A$14.9 million to write-down its investment in CTG to its fair value. The fair value of the Group’s interest in CTG at 30 June 2013, which is listed on the Hong Kong Stock Exchange, was A$73.4 million (2012: A$86.0 million).

In the year ended 30 June 2012, SA Recycling LLC recognised an impairment on goodwill, of which the Group’s pre-tax share was A$57.5 million. This has been recognised in the income statement in the period. The impairment represents the portion of SA Recycling LLC’s goodwill attributable to the Group which was determined to be not recoverable based on the value in use of the business. Similar to the Group’s North America Metals CGU, SA Recycling LLC was impacted by economic conditions which have impacted its financial results and future forecasts.

(f) Summarised financial information of associates and jointly controlled entities

Group’s share of assets and liabilities		2013 A$m	2012 A$m
Current assets		186.7	207.4
Non-current assets		297.6	269.2

Total assets		484.3	476.6

Current liabilities		105.1	95.8
Non-current liabilities		112.9	102.9

Total liabilities		218.0	198.7

Net assets		266.3	277.9

Group’s share of revenue, expenses and results	2013 A$m	2012 A$m	2011 A$m
Revenues	731.5	837.9	774.3
Expenses	(745.5)	(845.7)	(747.2)

(Loss)/profit before income tax	(14.0)	(7.8)	27.1
Tax expense	(1.1)	(2.5)	(1.4)

(Loss)/profit for the year	(15.1)	(10.3)	25.7

(g) Contingent liabilities and capital commitments

The Group’s share of the contingent liabilities of jointly controlled entities is disclosed in Note 23. The Group’s share of the capital commitments and other expenditure commitments of jointly controlled entities is disclosed in Note 24.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 30 – Investments in associates and jointly controlled entities (continued)

(h) Jointly controlled operations

The Group accounts for its 50% interest in Sims Pacific Metals (“SPM”) joint venture under the proportionate consolidation method. SPM is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling. The Group’s interest in SPM is included in the statement of financial position under the classifications shown below:

	2013 A$m	2012 A$m
Current assets	15.9	14.2
Non-current assets	8.4	7.3

Total assets	24.3	21.5

Current liabilities	18.6	15.5
Non-current liabilities	0.2	0.2

Total liabilities	18.8	15.7

Net assets	5.5	5.8

The Group’s share of SPM’s contingent liabilities and capital expenditure commitments is included in Notes 23 and 24, respectively.

Note 31 – Related party transactions

The Group’s related parties are its associates, jointly controlled entities, pension schemes and key management personnel. Group contributions to pension schemes are disclosed in Notes 8 and 19. Compensation paid to key management personnel are disclosed in Note 26.

Related party transactions with the Group’s associates and jointly controlled entities are as follows:

	2013 A$m	2012 A$m
Sales of goods and services	107.1	118.3
Purchases of goods and services	531.0	890.9
Management fees and commissions	2.6	3.1
Interest income	3.9	1.2

Transactions with CTG reported above for the year ended 30 June 2012 are only for the period from the date of investment through 30 June 2012.

Outstanding balances from the Group’s associates and jointly controlled entities are as follows:

	2013 A$m	2012 A$m
Current receivables	4.4	8.5
Current payables	25.0	32.3
Loans to associate	38.9	33.1

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 32 – Parent entity financial information

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

(a) Summary financial information

	2013 A$m	2012 A$m
Statement of financial position:
Current assets	59.1	51.7
Total assets	2,585.2	3,005.1

Current liabilities	62.3	61.8
Total liabilities	63.7	62.7

Shareholders’ equity:
Contributed equity	4,116.3	4,124.9
Reserves	112.8	96.2
Retained deficit	(1,707.6)	(1,278.7)

Total equity	2,521.5	2,942.4

Loss for the year[1]	(408.4)	(1,188.8)

Total comprehensive loss	(408.4)	(1,188.8)

1The parent entity’s loss for the years ended 30 June 2013 and 2012 included a non-cash impairment charge of A$427.0 million and A$1,278.0 million, respectively, after tax against the parent entity’s investment in subsidiaries. In accordance with AASB 136 (IAS 36), the parent entity’s investment in subsidiary balance was compared to the higher of its value-in-use or fair market value less costs to sell, and the comparison identified an impairment in the carrying value of the parent entity’s investment in subsidiaries. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements of the Group.

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities, which are a party to a DCG to which the Parent is also a party. Refer to Note 29.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 32 – Parent entity financial information (continued)

(b) Guarantees entered into by the parent entity

The Company has not provided financial guarantees for which a liability has been recognised in the Company’s statement of financial position.

The Company and certain of its subsidiaries have given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amount of these guarantees provided by the Company as at 30 June 2013 was A$46.1 million (2012: A$39.6 million).

On 31 March 2011, the Company provided a guarantee for its proportional share of a lease obligation of a jointly controlled entity of the Group. The Company’s proportional amount of the lease obligation remaining as at 30 June 2013 was A$14.8 million (2012: A$15.0 million).

The Company is party to a number of financing facilities and a Deed of Cross Guarantee under which it guarantees the debts of a number of its subsidiaries. Refer to Notes 17 and 29 for details.

(c) Lease commitments

	2013 A$m	2012 A$m
Not later than one year	2.0	1.8
Later than one year, but not later than three years	4.2	3.7
Later than three years, but not later than five years	4.3	3.9
Later than five years	40.7	39.0

Total lease commitments not recognised as liabilities	51.2	48.4

Note 33 – Cash flow information

(a) Cash and cash equivalents

Cash at the end of the financial year as shown in the consolidated statements of cash flows is reconciled to the related items in the consolidated statements of financial position as follows:

	2013 A$m	2012 A$m
Cash at bank and on hand	46.9	51.4

Cash and cash equivalents	46.9	51.4

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 33 – Cash flow information (continued)

(b) Reconciliation of (loss)/profit for the year to net cash inflows from operating activities

	2013 A$m	2012 A$m	2011 A$m
(Loss)/profit for the year	(466.1)	(622.5)	187.3
Depreciation and amortisation	123.5	129.9	130.6
Amortisation of deferred financing costs	2.3	2.0	1.9
Unrealised (gain)/loss on held for trading derivatives	(2.1)	(1.2)	(1.2)
Fair value loss on financial assets at fair value through profit or loss	6.1	2.0	-
Impairment of goodwill	292.2	617.3	-
Impairment of intangible assets	12.2	0.8	-
Impairment of property, plant and equipment	61.2	0.4	-
Impairment of investment in an associate	14.9	-	-
Impairment of goodwill in jointly controlled entity	-	57.5	-
Net loss/(gain) on disposal of property, plant and equipment	0.6	(2.8)	(1.3)
Loss/(gain) on sale of jointly controlled entities and assets	0.3	(35.7)	-
Loss on sale of business divisions	10.1	-	-
Share-based payments	16.1	24.3	15.7
Gain on sale of other financial assets	-	-	(11.0)
Non-cash pension expense	0.4	0.5	1.0
Imputed portion of interest income on convertible loan	(2.3)	(0.7)	-
Equity accounted results net of dividends received	25.1	13.1	(12.3)
Other	-	-	0.8
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
Decrease/(increase) in trade and other receivables	67.5	139.6	(91.9)
Decrease/(increase) in inventories	266.7	161.0	(316.1)
Decrease/(increase) in prepayments	19.1	(22.1)	(5.6)
Increase/(decrease) in provisions	11.7	(15.8)	12.4
(Decrease)/increase in income taxes	(3.5)	(19.4)	10.2
(Decrease) in deferred taxes	(27.6)	(39.8)	(22.4)
(Decrease)/increase in trade and other payables	(131.1)	(98.8)	260.5

Net cash inflows from operating activities	297.3	289.6	158.6

(c) Non-cash investing and financing activities

During the year ended 30 June 2012, dividends of A$23.4 million (2011: A$19.1 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 22.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2013

Note 34 – Events occurring after the balance sheet date

On 30 June 2013, Daniel W Dienst retired as an Executive Director and Group CEO. Effective 1 July 2013, the Board created a Global Leadership Team to serve in lieu of the Group CEO while the search for a new CEO is accomplished. The Board continues to evaluate candidates for the role and has narrowed the field to external candidates. The Board expects to announce an appointment by the end of the first quarter of fiscal 2014.